As filed with the Securities and Exchange Commission on June 7, 2012
Registration No. 333-180570

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

pre-effective
amendment no. 3
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REMARK MEDIA, INC.
(Exact name of registrant as specified in its charter)

Delaware	4899	33-1135689
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Six Concourse Parkway
Suite 1500
Atlanta, GA 30328
(770) 821-6670
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bradley T. Zimmer, Esq.
Chief Operating Officer and General Counsel
Six Concourse Parkway
Suite 1500
Atlanta, GA 30328
(404) 974-2722
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Gerald L. Baxter, Esq. Greenberg Traurig, LLP Suite 2500 3333 Piedmont Road NE Atlanta, GA 30305	Carolyn T. Long, Esq. Foley & Lardner LLP 402 West Broadway Suite 2100 San Diego, CA 92101	Daniel M. O’Donnell Banks.com, Inc. 425 Market Street Suite 2200 San Francisco, CA 94105

Approximate date of commencement of proposed sale of the securities to the public:   As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting company ☒

 CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)
Common Stock, par value $0.001 per share	702,784	$5.25	$3,689,616	$422.83

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based upon the average of the high and low prices for the Remark Media, Inc.’s Common Stock on NASDAQ Capital Market on April 3, 2012.

(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further Amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Remark Media may not issue the securities being offered by use of this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is effective. This proxy statement/prospectus is not an offer to sell these securities, nor is it soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED ___________, 2012

We are furnishing this proxy statement/prospectus to the holders of Banks.com, Inc.'s common stock and preferred stock.

The Boards of Directors of Remark Media, Inc. (“Remark Media”) and Banks.com, Inc. (“Banks.com”), have each unanimously approved the Agreement and Plan of Merger dated as of February 26, 2012, as amended June 5, 2012 (the “Merger Agreement”), by and among Remark Media, Banks.com and Remark Florida, Inc. (“Merger Sub”), a direct wholly-owned subsidiary of Remark Media, pursuant to which Merger Sub will merge with and into Banks.com and Banks.com will survive the merger as a wholly-owned subsidiary of Remark Media.

Banks.com is soliciting proxies for use at a special meeting of shareholders to consider and vote on a proposal to adopt the Merger Agreement with Remark Media and approve the merger and the other transactions contemplated thereby.

If the merger is consummated, at the effective time of the merger, the outstanding securities of Banks.com will be converted into the right to receive between 622,784 and 702,784 shares of Remark Media common stock representing between approximately 8.8% and 9.9% of the shares of outstanding common stock of the combined company. The actual number of common shares issued to the Banks.com securityholders will be adjusted downward from 702,784 shares to reflect Banks.com's net working capital immediately prior to the closing of the merger, pursuant to the formula set forth in the Merger Agreement and described in this proxy statement/prospectus under the heading "The Merger Agreement—Merger Consideration and Adjustment".   The outstanding shares of Banks.com preferred stock, including all accrued and unpaid dividends as of the date of closing of the merger on such preferred stock, a Note and a Warrant, all of which are held by Daniel M. O’Donnell, President and Chief Executive Officer of Banks.com, and his affiliates, will be converted into the right to receive cash in the aggregate amount of $300,000 and between 27,872 and 31,452 shares of Remark Media common stock. The outstanding shares of Banks.com common stock will be converted into the right to receive between 594,912 and 671,332 shares of Remark Media common stock representing between approximately 8.5% and 9.4% of the shares of outstanding common stock of the combined company. Each outstanding share of Banks.com common stock will be converted into the right to receive between 0.0229 and 0.0258 shares of Remark Media common stock.

Remark Media's common stock is listed on The NASDAQ Capital Market under the symbol "MARK". On _______,  2012, the last trading day before the date of this proxy statement/prospectus, the closing sales price of Remark Media’s common stock was $______ per share. Banks.com’s common stock is listed on the OTC Markets’ OTCQB under the symbol “BNNX,” and prior to January 30, 2012, was listed on the NYSE Amex under the symbol “BNX.”  On _________, 2012, the last trading day before the date of this proxy statement/prospectus, the closing sales price of Banks.com’s common stock was $_____ per share. Following the merger, the combined company will be named Remark Media, Inc and will trade under the symbol “MARK,” Remark Media’s current symbol for trading on The NASDAQ Capital Market.

This proxy statement/prospectus provides you with detailed information about Remark Media, Banks.com, the merger and the Merger Agreement. Please give all of the information in this proxy statement/prospectus your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE __.

This proxy statement/prospectus refers to important business and financial information about Remark Media and Banks.com that is not included in or delivered with this proxy statement/prospectus. Such information is available without charge to shareholders of Banks.com upon written request at the following address:  Banks.com, Inc., Attn: Corporate Secretary, 425 Market Street, Suite 2200, San Francisco, CA  94015. To obtain timely delivery, Banks.com shareholders must request the information before no later than __________, 2012. You may also see the section entitled "Where You Can Find Additional Information” in this proxy statement/prospectus on page ___.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS

OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated ___________, 2012, and was first mailed to shareholders of Banks.com on or about __________,2012.

425 Market Street, Suite 2200
San Francisco, CA 94105
(415) 962-9700

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON __________, 2012

TO THE SHAREHOLDERS OF BANKS.COM, INC.:

I am pleased to report that on February 26, 2012, Banks.com, Inc. (“Banks.com”) entered into a Merger Agreement with Remark Media, Inc. (“Remark Media”), and Remark Florida, Inc. (“Merger Sub”), a wholly-owned subsidiary of Remark Media.  Such merger agreement was amended on June 5, 2012, to extend the Merger Agreement's termination date to June 30, 2012. The Board of Directors of Banks.com has unanimously approved the Merger Agreement, and determined that the merger is fair and in the best interests of Banks.com shareholders.

You are invited to attend a special meeting of shareholders of Banks.com, Inc., a Florida corporation, on ____________, 2012 at _____ a.m., Pacific Standard Time, at the offices of Foley & Lardner LLP, located at 555 California Street, Suite 1700, San Francisco, California 94104, for the following purposes:

1.           To consider and vote upon a proposal to approve the merger of Banks.com with Merger Sub pursuant to the Agreement and Plan of Merger dated as of February 26, 2012, by and among Remark Media, Merger Sub and Banks.com, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus.

2.           To consider and act upon such other business and matters or proposals as may properly come before the special meeting or any adjournments or postponements thereof.

The Board of Directors of Banks.com has fixed April 20, 2012 as the record date for determining which shareholders have the right to receive notice of and to vote at the Banks.com special meeting of shareholders or any adjournments or postponements thereof. Only holders of record of shares of Banks.com common stock and preferred stock at the close of business on the record date have the right to receive notice of and to vote at the Banks.com special meeting of shareholders. At the close of business on the record date, Banks.com had 26,003,009 shares of common stock and 3,000,000 shares of preferred stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the voting power of the shares of Banks.com common stock casting votes in person or by proxy at the Banks.com special meeting of shareholders is required for approval of the Merger Agreement and the merger contemplated thereby.  Additionally, the holders of 75% of the Banks.com preferred stock must approve the Merger Agreement and the merger.

Banks.com shareholders who do not vote to approve the Merger Agreement and the merger will have the right to seek appraisal of the fair value of their shares of Banks.com if they deliver a demand for appraisal before the vote is taken on the Merger Agreement and the merger and comply with all the requirements of Florida law, which are summarized in the accompanying proxy statement/prospectus and reproduced in their entirety in Annex B to the proxy statement/prospectus.

Whether or not you plan to attend the Banks.com special meeting of shareholders, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid return envelope. You may revoke the proxy at any time before its exercise in the manner described in the accompanying proxy statement/prospectus. Any shareholder present at the Banks.com special meeting of shareholders, including any adjournments or postponements of the meeting, may revoke such shareholder's proxy and vote personally on the matters to be considered at the Banks.com special meeting. Executed proxies with no instructions indicated thereon will be voted "FOR" each of the proposals outlined above.

This proxy statement/prospectus describes the Merger Agreement and the actions to be taken in connection with the merger and provides additional information about the parties involved. Please give this information your careful attention.

THE BANKS.COM BOARD OF DIRECTORS HAS DETERMINED THAT THE PROPOSAL OUTLINED ABOVE IS ADVISABLE TO AND IN THE BEST INTERESTS OF BANKS.COM AND ITS SHAREHOLDERS AND HAS APPROVED SUCH PROPOSAL. THE BANKS.COM BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BANKS.COM SHAREHOLDERS VOTE "FOR" SUCH PROPOSAL.

BY ORDER OF THE BOARD OF DIRECTORS
Daniel O’Donnell Chairman, Board of Directors	______________, 2012

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER	1

SUMMARY	7
The Companies	7
The Merger (see page __)	9
Reasons for the Merger (see page __)	10
Risks Related to the Proposed Merger (see page __)	11
Opinion of the Banks.com Financial Advisor (see page __)	11
Overview of the Merger Agreement (see page ___)	12
Consideration to Be Received in the Merger by Banks.com Shareholders (see page ___)	12
Conditions to Completion of the Merger (see page ___)	13
No Solicitation (see page ___)	13
Termination of the Merger Agreement (see page ___)	14
Directors and Officers of Remark Media Following the Merger (see page ___)	15
Interests of Banks.com's Directors and Executive Officers in the Merger (see page ___)	15
Material United States Federal Income Tax Consequences (see page ___)	15
Regulatory Approvals (see page ___)	15
NASDAQ Capital Market Listing (see page ___)	16
Anticipated Accounting Treatment (see page ___)	16
Appraisal Rights in Connection with the Merger (see page ___and Annex B)	16
Comparison of Rights of Holders of Remark Media Capital Stock and Banks.com Capital Stock (see page ___)	16

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA	17
Selected Unaudited Pro Forma Condensed Combined Financial Data of Remark Media and Banks.com	17
Comparative Historical and Unaudited Pro Forma Per Share	17

MARKET PRICE AND DIVIDEND INFORMATION	18
Remark Media	18
Banks.com	19
Dividends	20

RISK FACTORS	20
Risks Related to the Proposed Merger	20
Risks Relating to Remark Media’s Services & Brands	22
Risks Relating to Remark Media	26
Risks Relating to Remark Media’s Common Stock	34
Risks Relating to Banks.com, Banks.com’s Business, And Banks.com’s Industry	36
Risks Relating to Ownership Of Banks.com’s Common Stock	46

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	47

THE SPECIAL MEETING OF BANKS.COM SHAREHOLDERS	48
Date, Time and Place	48
Purposes of the Banks.com Special Meeting of Shareholders	48
Recommendation of Banks.com's Board of Directors	48
Record Date and Voting Power	48
Voting and Revocation of Proxies	49
Required Vote	49
Solicitation of Proxies	50
Other Matters	50

THE MERGER	50
General Description of the Merger	50
Background of the Merger	50
Reasons for the Merger	54
Remark Media’s Reasons for the Merger	54
Banks.com’s Reasons for the Merger	55

Opinion of the Banks.com Financial Advisor	57
Board of Directors and Officers of the Combined Company	68
Interests of Remark Media’s Executive Officers and Directors in the Merger	68
Ownership Interests	69
Interests of Banks.com’s Directors and Executive Officers in the Merger	69
Ownership Interests	69
Stock Options	69
Form of the Merger; NASDAQ Capital Market Listing	70
Merger Consideration and Adjustment	71
Fractional Shares	71
Effective Time of the Merger	71
Regulatory Approvals	71
Material United States Federal Income Tax Consequences of the Merger	72
Anticipated Accounting Treatment	74
Appraisal Rights	74

THE MERGER AGREEMENT	77
General	77
Effective Time of the Merger	77
Merger Consideration and Adjustment	77
Cancelation of Stock Options	79
Directors and Officers of Remark Media Following the Merger	79
Conditions to Completion of the Merger	80
No Solicitation	82
Meetings of Banks.com Shareholders	83
Covenants; Conduct of Business Pending the Merger	83
Termination	83
Termination Fee	86
Representations and Warranties	86
Amendment	87
Banks.com Shareholder Support Agreements	88

REMARK MEDIA’S BUSINESS	88
Our Mission	88
Who We Are	88
Corporate Name Change	89
History	89
Recent Developments	89
Description Of Businesses	90
Brands	90
Content and Platform Services	90
Sales & Marketing	91
Competition	91
Intellectual Property	91
Employees	91
Remark Media’s Relationship with Discovery Communications, Inc.	92
Available Information	92

REMARK MEDIA'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	92
Important Information Regarding Forward-Looking Statements	92
Operations	92
Results of Operations – Year Ended December 31, 2011, Compared to Year Ended December 31, 2010	97
Revenues	98
Cost of Services	98
Operations – Selling, General and Administrative Expenses	98
Impairment Loss	98

Depreciation and Amortization	98
Interest Expense	98
Deferred Income Tax Benefit	99
Loss in Equity Investment	99
Liquidity and Capital Resources	99
Cash flows used in operating activities	100
Cash used in investing activities	100
Cash flows from financing activities	100
Critical Accounting Policies	100
Revenue Recognition	100
Stock-Based Compensation	100
Impairment of Property and Equipment	101
Impairment of Investments	101
Impairment of Definite-Lived Intangible Assets	101
Goodwill and Indefinite-Lived Intangible Assets Impairment	101
Recent Accounting Pronouncements	101
Off-Balance Sheet Arrangements	102

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF REMARK MEDIA	103

MANAGEMENT OF THE COMBINED COMPANY	103
Executive Officers and Directors of the Combined Remark Media Following the Merger	103
Director Independence	105
Committees of the Board of Directors	105
Executive Compensation	106
Compensation of Non-Executive Directors	108

PRINCIPAL STOCKHOLDERS OF REMARK MEDIA	110

PRINCIPAL SHAREHOLDERS OF BANKS.COM	112

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY	114

RELATED PARTY TRANSACTIONS INVOLVING DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS FOLLOWING THE MERGER	117
Remark Media Transactions	117
Contribution Agreements	117
Stockholders Agreement	118
Registration Rights Agreement	118
Sharecare Transactions	118
Discovery Communications Services Agreement	119

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	119

DESCRIPTION OF REMARK MEDIA CAPITAL STOCK	126
Common Stock	126
Preferred Stock	126
Antitakeover Effects of Certain Provisions of Articles of Incorporation, Bylaws and Delaware Law	127
Transfer Agent and Registrar	128
NASDAQ Capital Market	128

COMPARISON OF RIGHTS OF HOLDERS OF REMARK MEDIA CAPITAL STOCK AND BANKS.COM CAPITAL STOCK	128
Comparative Rights of Shareholders of Banks.com and Stockholders of Remark Media	128

BANKS.COM’S BUSINESS	137
Overview	137
Recent Developments	138
Industry Overview	139

Our Services and Products	139
Our Advertiser Network	141
Our Distribution Network	141
Information Technology and Systems	141
Competition	142
Intellectual Property	143
Government Regulation	143
Employees	145
Properties	145
Legal Proceedings	145

BANKS.COM’S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	145
Statement Regarding Forward—Looking Statements	145
Overview	145
Recent Developments	146
Seasonality	147
Critical Accounting Policies and Estimates	147
Consolidated Results of Operations	148
Liquidity and Capital Resources	149

LEGAL MATTERS	156

EXPERTS	156

WHERE YOU CAN FIND ADDITIONAL INFORMATION	156
Information on Websites	157

OTHER MATTERS	157
Shareholder Proposals	157

HOUSEHOLDING OF PROXY MATERIALS	157

INDEX TO REMARK MEDIA, INC. CONSOLIDATED FINANCIAL STATEMENTS	158

INDEX TO BANKS.COM, INC. AND SUBSIDIARIES FINANCIAL STATEMENTS	206

ANNEX A - AGREEMENT AND PLAN OF MERGER	235

ANNEX B - FLORIDA APPRAISAL RIGHTS STATUTES	289

ANNEX C - AMERICAN VALUE METRICS CORP. FAIRNESS OPINION	300

ANNEX D - FORM OF BANKS.COM SUPPORT AGREEMENT	306

ANNEX E - REMARK MEDIA, INC. SECOND RESTATED CERTIFICATE OF INCORPORATION	313

ANNEX F - REMARK MEDIA, INC. SECOND AMENDED AND RESTATED BYLAWS	323

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following section provides answers to frequently asked questions about the merger, the effect of the merger on holders of Remark Media common stock and Banks.com common and preferred stock, and the Banks.com special meeting of shareholders. This section, however, only provides summary information. Remark Media and Banks.com urge you to carefully read the remainder of this proxy statement/prospectus, including its annexes, because the information in this section does not provide all the information that might be important to you regarding the merger and the other matters being considered at the Banks.com special meeting of shareholders.

As used in this proxy statement/prospectus, references to "Remark Media" refer collectively to Remark Media and its subsidiaries unless the context requires otherwise, references to "Banks.com" refer to Banks.com, Inc. and its subsidiaries unless the context requires otherwise, and references to the "combined company" refer to Remark Media following the consummation of the merger described in this proxy statement/prospectus.  The combined company will be named Remark Media, Inc.

Q:	Why am I receiving this proxy statement / prospectus?

A.           Remark Media, Merger Sub and Banks.com have entered into the Agreement and Plan of Merger, dated as of February 26, 2012, as amended June 5, 2012 (referred to in this proxy statement/prospectus as the “Merger Agreement”) that is described in this proxy statement/prospectus. See "The Merger Agreement" beginning on page ___ of this proxy statement/prospectus for a further description of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A .

In order to complete the merger, Banks.com common and preferred shareholders must adopt the Merger Agreement and approve the merger (as defined below), all necessary governmental approvals must be received and all other conditions to the merger must be satisfied or waived. Banks.com will hold a special meeting of its common and preferred shareholders (referred to in this proxy statement/prospectus as the “Banks.com special meeting”) to obtain the required approvals of its common and preferred shareholders. Banks.com shareholders holding a majority of the common and preferred stock voting in Banks.com have entered into voting agreements to vote their shares in favor of the merger; therefore, the merger will be approved , unless the Merger Agreement is terminated, in which case the support agreements will terminate.

This proxy statement/prospectus contains important information about the Merger Agreement and the Banks.com special meeting. You should read it carefully.

Q:	What will happen in the merger and the related transactions and what will be Remark Media's resulting lines of businesses?

A.           Under the terms of the Merger Agreement, Merger Sub will merge with Banks.com, with Banks.com surviving as a wholly-owned subsidiary of Remark Media.  Following the consummation of the merger, Remark Media will continue to operate Banks.com’s digital media businesses and intends to focus on expanding their presence by applying Remark Media’s technology and know-how to them.

Q:	Why are Remark Media and Banks.com proposing the merger?

A.           Remark Media and Banks.com believe that their combination will offer substantial strategic and financial benefits to the stockholders of the combined company.  Remark Media is launching an online business focused on personal finance, and believes that the financial sector expertise, brands, existing user traffic and advertising relationships already established by Banks.com will allow Remark Media to accelerate both its entry into the marketplace and its generation of revenues.  The companies also believe that Banks.com’s existing financial services online businesses will achieve greater success and performance following the application of Remark Media’s digital media know-how and technology.  Additionally, the companies believe that they will be able to achieve significant cost reductions through the combination; namely, meaningful costs relating to maintaining Banks.com as a separate public company can be eliminated, and there are other redundancies and duplicative expenses that can be reduced or eliminated.  In integrating the combined businesses, the companies believe that they have the potential to create greater stockholder value than either Remark Media or Banks.com could achieve separately.  The success of the merger and Remark Media is, however, subject to substantial risks. Please see the sections entitled "Risk Factors" beginning on page __.  Additionally, to review Banks.com’s reasons for the merger, including specific risks considered by the Banks.com Board of Directors in greater detail, please see the section entitled "The Merger—Banks.com’s Reasons for the Merger and Recommendation of the Banks.com Board of Directors" beginning on page ___.

Q:	Have any executive officers or directors of Banks.com agreed to vote in favor of the adoption of the Merger Agreement and approval of the merger?

             A.           Yes.  To consummate the merger, Banks.com shareholders must approve the Merger Agreement and the merger, which requires proxies or votes from the holders of a majority of the shares of Banks.com common stock and preferred stock outstanding on the applicable record date voting together as a class.  Additionally, the holders of 75% of the Banks.com preferred stock must approve the Merger Agreement and the merger.  Charles Dargan, Steven Ernst, Lawrence Gibson, Frank McPartland, and Daniel O’Donnell and Kimberly O’Donnell – each individually and as trustee on behalf of the Daniel & Kimberly O’Donnell Trust DTD 5/26/05, who collectively own approximately 50.1% of the outstanding shares entitled to vote on the Merger Agreement and the merger and 100% of the outstanding shares of Banks.com preferred stock as of the record date, have entered into support agreements pursuant to which they have agreed to vote their shares in favor of the adoption of the Merger Agreement and approval of the merger.  Therefore, the Merger Agreement will be adopted and the merger approved regardless of how Banks.com’s other shareholders vote their shares, unless the Merger Agreement is terminated, in which case the support agreements will terminate.

Q:	What will Banks.com securityholders receive in the merger?

A.           At the effective time of the merger, Banks.com common and preferred shareholders, the holder of a Banks.com promissory note (the “Note”) and the holder of a warrant to purchase 2,083,333 shares of Banks.com common stock (the “Warrant”) (the “securityholders”) will receive in the aggregate between 622,784 and 702,784 shares of Remark Media common stock (the “Common Stock Consideration”).  The Banks.com common shareholders will receive in the aggregate between 594,912 and 671,332 shares of Remark Media common stock representing between approximately 8.5% and 9.4% of the shares of outstanding common stock of the combined company.  The Banks.com common shareholders will receive between 0.0229 and 0.0258 shares of Remark Media common stock for each share of Banks.com common stock held by them.  The actual number of Remark common shares issued to the Banks.com securityholders may be adjusted downward from 702,784 shares to reflect Banks.com's net working capital immediately prior to the closing of the merger, pursuant to the formula set forth in the Merger Agreement as described in this proxy statement/prospectus under the heading "The Merger Agreement—Merger Consideration and Adjustment".  In no event will the aggregate number of shares of Remark Media common stock issued to the Banks.com securityholders be less than an aggregate of 622,784 shares.  No fractional shares will be issued.  Instead, Remark Media will pay to the Banks.com securityholders, in cash, the value of any fractional share interest arising from the merger.  The cash payment will equal the fraction to which the securityholder would otherwise be entitled multiplied by  $5.88.  In no event, however, shall more than $5,000 in the aggregate be paid to all Banks.com securityholders in lieu of fractional shares.

The Banks.com common shareholders will receive a pro rata portion of the Common Stock Consideration less the Remark Media common stock issued with respect to the Banks.com preferred stock, the Note and the Warrant, all of which are held by Daniel M. O’Donnell, President and Chief Executive Officer of Banks.com, and his affiliates (collectively, “Mr./Mrs. O’Donnell”).

With respect to the Banks.com preferred stock, all of which is held by Mr./Mrs. O’Donnell, it will be converted into the right to receive cash consideration of $300,000 and shares of Remark Media common stock equal to the Common Stock Consideration multiplied by 0.03478.  This will equal between 21,660 and 24,442 shares of Remark Media common stock, or approximately 3% of the total Common Stock Consideration.  Upon such payment and issuance of Remark Media common stock, any accrued and unpaid dividends on such preferred stock shall also be deemed satisfied and paid.

With respect to the Note, such Note in the original principal amount of $125,000 will be cancelled, exchanged for and converted into a Banks.com note payable to Mr./Mrs. O’Donnell in the principal amount of $125,000 and the right to receive the issuance of shares of Remark Media common stock equal to the Common Stock Consideration multiplied by 0.0000003.  This will equal zero shares of Remark Media common stock.  The existing Note that will be converted into the new note bears interest at the rate of 10.0% per annum and is convertible into shares of Banks.com common stock. The outstanding principal and accrued interest on the existing note is due on June 26, 2012. The new note will have the same terms except it will not be convertible into shares of Banks.com common stock.

With respect to the Warrant, such Warrant will be cancelled, exchanged for and converted into the right to receive shares of Remark Media common stock equal to the Common Stock Consideration multiplied by (a) a quotient resulting from dividing (i) 530,150 by (ii) the sum of the total number of Banks.com common stock issued and outstanding shares immediately prior to the effective time of the merger (excluding shares held by Banks.com dissenting shareholders, if any) and 530,150; (b) less 0.010006.  If there are no dissenting shareholders, this will equal between approximately 6,210 and 7,010 shares of Remark Media common stock, or approximately 1% of the Common Stock Consideration.

Q:	What will Remark Media stockholders receive in the merger?

A.           Remark Media will receive ownership of all outstanding equity in Banks.com as a result of the merger.  Each share of Remark Media common stock outstanding immediately prior to the merger will remain outstanding as a share of Remark Media common stock immediately following the merger.

Q:	How much of Remark Media will Banks.com shareholders own if the merger is completed?

A.           Upon the consummation of the merger, Banks.com shareholders will own between approximately 8.8% and 9.9% of the outstanding shares of Remark Media.  Please see the section entitled "The Merger—Merger Consideration and Adjustment" beginning on page ___ for more information.

Q:	Where will the shares of Remark Media common stock to be received by Banks.com securityholders be listed?

A.           Remark Media common stock presently trades on the NASDAQ Capital Market under the symbol “MARK”, and it is expected this will continue to be the case following the merger.

Q:	Does the Banks.com Board of Directors support the merger?

A.           Yes.  After careful consideration, the Banks.com Board of Directors adopted the Merger Agreement and determined that it is fair to and in the best interests of Banks.com and its shareholders.  The Banks.com Board of Directors recommends that Banks.com shareholders vote "FOR" adoption of the Merger Agreement and approval of the merger.   In reaching its decision to adopt the Merger Agreement and to recommend the adoption of the Merger Agreement and approval of the merger by Banks.com’s shareholders, the Banks.com Board of Directors consulted with Banks.com’s management, as well as its legal counsel, and considered the terms of the proposed Merger Agreement.  In addition, the Banks.com Board of Directors formed a Special Committee consisting of only outside independent Directors to help address, among other things, any potential conflicts of interest with management that could arise.  Banks.com’s Board of Directors also considered each of the items set forth on pages ____ through ____ under "The Merger—Banks.com’s Reasons for the Merger and Recommendation of the Banks.com Board of Directors."

Q:	Are there risks involved in undertaking the merger?

A.           Yes.  In evaluating the merger, Banks.com shareholders should carefully consider the factors discussed in the section of this proxy statement/prospectus entitled "Risk Factors" beginning on page ____ and other information about Remark Media and Banks.com included in this proxy statement/prospectus.

Q:	Who will be the directors of the combined company following the merger?

A.           Following the merger, the Board of Directors of Remark Media will continue to be the Board of Directors of the combined company.  The Remark Media directors currently are Scott Booth, Theodore P. Botts, Gregory M. Swayne and Kai-Shing Tao.

Q:	Who will be the executive officers of the combined company following the merger?

A.           Following the merger, Remark Media’s executive officers will continue to be the executive officers of the combined company.  The executive officers of Remark Media currently are:
Name:	Position:
Carrie B. Ferman	Chief Executive Officer
Eric J. Orme	Chief Technology Officer
Bradley T. Zimmer	Chief Operating Officer, General Counsel and Secretary

Q:	Who is entitled to give a proxy?

A.           The Banks.com Board of Directors has set April 20, 2012 as the record date for determining holders of Banks.com common stock entitled to execute and deliver proxy with respect to this solicitation. Holders of Banks.com common and preferred stock on the record date will be entitled to give a proxy using the proxy furnished with this proxy statement/prospectus. If you are a Banks.com shareholder on the record date, you will be able to give or withhold a proxy, or abstain, on the merger proposal using the proxy furnished with this proxy statement/prospectus. The Board of Directors of Banks.com recommends voting FOR the proposed merger and the terms of the Merger Agreement proposal.

Q:	What options do I have with respect to the Banks.com proposal?

A.           With respect to the shares of Banks.com common stock that you hold, you may execute a proxy to approve the proposed merger and the terms of the Merger Agreement proposal or to disapprove such proposal. If you fail to execute and return your proxy, it has the same effect as voting against the proposal. The Board of Directors of Banks.com recommends voting FOR the proposed merger and the terms of the Merger Agreement proposal.

Q:	What happens if I do not return my Banks.com proxy?

            A.           If you are a record holder of shares of Banks.com common stock and you do not return your proxy, that will have the same effect as a vote against the proposal.

Q:	Will my rights as a Remark Media shareholder be different from my rights as a Banks.com stockholder?

A.           Yes.  Upon completion of the merger, each securityholder of Banks.com, a Florida corporation, will become a stockholder of Remark Media, a Delaware corporation. There are important differences between the rights of stockholders of Remark Media and securityholders of Banks.com. Please review carefully  the description of these differences in the section of this proxy statement/prospectus entitled "Comparison of Rights of Holders of Remark Media Capital Stock and Banks.com Capital Stock" beginning on page ____.

Q:	Are Banks.com shareholders entitled to appraisal rights?

A.           Banks.com shareholders have the right under Florida law to exercise appraisal rights and, if the merger is consummated, obtain the payment of the “fair value” of the shareholders’ shares of Banks.com common stock (as valued immediately prior to the completion of the merger in accordance with Florida law) in cash. The fair value of shares of Banks.com common stock, as determined in accordance with Florida law, may be more or less than, or equal to, the merger consideration to be paid to shareholders in the merger pursuant to the Merger Agreement. To preserve their appraisal rights, Banks.com shareholders who wish to exercise appraisal rights must not vote in favor of the proposal to approve the Merger Agreement and must follow the specific procedures provided under Florida law for perfecting appraisal rights. Shareholders must precisely follow these specific procedures to exercise appraisal rights or their appraisal rights may be lost. These procedures are described in this proxy statement/prospectus, and a copy of Sections 607.1301 through 607.1333 of the FBCA, which grants appraisal rights and governs such procedures, is attached as Annex B to this proxy statement/prospectus. See “The Merger — Appraisal Rights.”

As holders of Remark Media common stock will continue to hold shares of Remark Media common stock following the merger, appraisal rights are not applicable to them.

Q:	How will the merger affect stock options and warrants for Banks.com common stock?

A.           All options and warrants to purchase shares of Banks.com common stock will be cancelled or terminated upon the effectiveness of the merger.

Q:	What do Banks.com shareholders need to do now?

A.           After carefully reading and considering the information contained in this proxy statement/prospectus, please complete, sign and date your proxy and promptly return it in the enclosed return envelope so that your shares may be represented at the Banks.com special meeting. If you sign and send in your proxy and do not indicate your vote for the Merger Agreement, Banks.com will count your proxy as a vote in favor of approval of the Merger Agreement.  Because the required vote of Banks.com shareholders for the merger is based upon the number of outstanding shares of Banks.com common and preferred stock entitled to vote, failure to submit a proxy or to vote in person, abstentions and broker non-votes will have the same effect as a vote against approval of the Merger Agreement.

Q:	Should I send in my Banks.com stock certificates now?

A.           No.  After the merger is completed, you will receive a transmittal form with instructions for the return of Banks.com common stock certificates.  Please do not send in your stock certificates with your proxy.  Many shareholders hold their shares in “street name” with a broker, which means it is likely you do not hold a stock certificate for Banks.com common stock.  If your shares are held in this manner, your broker will process the exchange of your shares for you.

Q:	Is the merger expected to be taxable to Banks.com shareholders?

A.           It is the opinion of Greenberg Traurig, P.A., counsel to Remark Media, that, based on current law and conditioned on certain assumptions and on certain covenants and representations by Banks.com, Remark Media and Merger Sub, all of which must continue to be true and accurate as of the closing of the merger,  the merger will be treated for U.S. Federal income tax  purposes as a reorganization within the meaning of the Section 368 of the Internal Revenue Code of 1986, as amended (referred to in this proxy statement/prospectus as the “Internal Revenue Code”). As a result, among other things, Banks.com common shareholders will not recognize any gain or loss upon receipt of Remark Media common stock in exchange for their Banks.com common stock, other than with respect to cash received in lieu of fractional shares of Remark Media common stock.  The opinion does not address state, local or foreign tax consequences of the merger that may apply to Banks.com and its shareholders or the tax consequences to the holder of Banks.com preferred stock.

You should read "The Merger—Material United States Federal Income Tax Consequences of the Merger" beginning on page ___ for a more complete discussion of the U.S.  federal income tax consequences of the merger.  Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax adviser to determine the tax consequences of the merger to you.

Q:	What happens to Banks.com if the merger is not ultimately completed?

A.           If the merger is not completed, Banks.com would continue as an independent public company. That said, Banks.com has incurred substantial expense in connection with the merger transaction, and if the merger transaction is not completed, its ability to continue normal business operations may be substantially limited.  Banks.com would have very limited cash resources and would likely need to raise capital, which would likely require the issuance of additional shares or warrants to acquire shares of Banks.com stock at a meaningful dilution to current Banks.com securityholders. While Banks.com has in the past successfully raised capital from institutional and private investors, Banks.com can give no assurance that it will be able to do so in the future. If no acceptable financing transaction can be negotiated and completed, Banks.com may be required to sell its securities or assets, or agree to be acquired, on terms that may not be favorable to Banks.com or to its shareholders, or cease business operations.

Q:	What is the deadline for returning my proxy?

A.           The Banks.com Board of Directors has set __________, 2012, as the targeted final date for receipt of proxies. Banks.com reserves the right to extend the final date for receipt of proxies beyond ________, 2012, in the event that proxies approving the merger and adopting and approving the Merger Agreement and the transactions contemplated thereby have not been obtained by that date from holders of a sufficient number of shares of Banks.com common stock to satisfy the conditions to the merger. Any such extension may be made without notice to shareholders. Once all conditions to the merger have been satisfied or waived, the proxy solicitation will conclude.

Q:	Can I change or revoke my proxy?

A.           Yes.  If you are a record holder on the record date of shares of Banks.com common stock, you may change or revoke your proxy at any time before the proxies of a sufficient number of shares to approve and adopt such proposal have been filed with the corporate secretary of Banks.com. If you wish to change or revoke your proxy before that time, you may do so by sending in a new proxy with a later date by one of the means described in the section entitled "The Special Meeting of Banks.com Shareholders — Voting and Revocation of Proxies" on page __, or delivering a notice of revocation to the corporate secretary of Banks.com.

Q:	When is the merger expected to be completed?

A.           Remark Media and Banks.com are working to complete the merger as quickly as possible.  If the Banks.com shareholders approve the Merger Agreement and the parties receive the necessary governmental approvals, Remark Media and Banks.com anticipate that the merger will be completed in the second quarter of 2012, prior to the merger termination date of June 30, 2012.  However, it is possible that factors outside the control of the parties could require them to complete the merger at a later time or not complete it at all.  The parties may agree to extend the merger termination date if it takes longer to complete the merger than was expected.

Q:	Where can I find more information about the companies?

A.           You can obtain more information about Remark Media and Banks.com from the various sources described under "Where You Can Find Additional Information" on page ___.

Q:	What if I have other questions?

A.           If you have any questions about the merger or if you need additional copies of this proxy statement/prospectus or the relevant proxy card, you should contact:
For Remark Media: Remark Media, Inc. Attn: Corporate Secretary Six Concourse Parkway Suite 1500 Atlanta, GA 30328 Phone: (404) 974-2722	For Banks.com: Banks.com, Inc. Attn: Corporate Secretary 425 Market Street Suite 2200 San Francisco, CA 94105 Phone: (415) 962-9700

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the other proposals being considered at the Banks.com special meeting of shareholders and through the Banks.com proxies of shareholders, you should carefully read this entire proxy statement/prospectus, including the Merger Agreement, attached as Annex A , and the other annexes and documents to which you are referred in this proxy statement/prospectus. For more information, see the section entitled "Where You Can Find Additional Information" in this proxy statement/prospectus. Page references to this proxy statement/prospectus have been included to direct you to a more detailed description of the topics presented in this summary.

The Companies

Remark Media, Inc.
Six Concourse Parkway
Suite 1500
Atlanta, GA 30328
(770) 821-6670

Mission Statement:  Our mission is to provide digital experiences that deliver content and foster connections so engaging and dynamic as to inform, entertain and inspire the world.  Our fundamentals for immersive digital experiences include: compelling content that fuels engagement, clean and intelligent organization and dynamic presentation that promotes content discovery, and intuitive discussion capabilities that generate content sharing and meaningful conversation.

Remark Media, Inc., formerly HSW International, Inc., (“Remark Media” or in this section of the proxy statement/prospectus, the “Company”) is a global digital media company focused on developing, owning and operating next-generation web publishing platforms that combine traditional web publishing and social media, with the goal of revolutionizing the way people search and exchange information over the Internet. The Company also offers a suite of content and platform services that provide its clients with opportunities to build consumer awareness, promote content engagement and foster brand-customer interactions.

Remark Media’s current leading brands, BoWenWang (bowenwang.com.cn) and ComoTudoFunciona (hsw.com.br), provide readers in China and Brazil with thousands of articles about how the world around them works, serving as destinations for credible, easy-to-understand reference information. Remark Media is the exclusive digital publisher in China and Brazil for translated content from HowStuffWorks.com, a subsidiary of Discovery Communications, and in China for certain content from World Book, Inc., publisher of World Book Encyclopedia. The Company’s website services business creates innovative content and platform solutions for leading media and entertainment companies as well as Fortune 500 brands and boutique businesses. The solutions the Company offers center on helping clients generate incremental value by maximizing content utilization, enhancing online engagement and customer experience and by driving online and offline actions. Remark Media is also a founding partner and developer of the U.S.-based venture Sharecare, a highly searchable social Q&A healthcare platform organizing and answering health and medical questions. The Company generates revenue primarily through service and licensing fees as well as online advertising sales on its owned and operated websites.

Remark Media’s revenue for the three months ended March 31, 2012 was approximately $24 thousand, all of which was generated from its international operations. Remark Media’s U.S. operations generated no revenues in the first quarter 2012 as Remark Media’s agreements with its U.S. affiliates, Discovery and Sharecare, expired at the end of 2011. For the year ended December 31, 2011, Remark Media’s revenue was $5.0 million, 97% of which was related to content and platform services provided to Sharecare and Discovery. Remark Media’s net loss for the three months ended March 31, 2012 and for the year ended December 31, 2011 was $222 thousand and $6.8 million, respectively. Net loss for the three months ended March 31, 2011 decreased by 86% compared to the same period of the prior year due the cost cutting measures implemented in 2011 and a non-cash gain of $2.2 million related to a change in interest ownership in the equity investment in Sharecare. 85% of Remark media’s total assets as of March 31, 2012 consisted of its investment in Sharecare and cash and cash equivalents. At March 31, 2012, Remark Media owned 11.3% in Sharecare’s common stock and the carrying value of its investment in Sharecare was $2.2 million. On February 29, 2012, the Company raised $4.25 million in cash for exchange of common stock with accredited and institutional investors through a private placement. In connection with the transaction, the Company issued to investors common stock priced at $4.50 per share. Investors also received warrants to acquire shares of common stock at an exercise price of $6.81 per share, in the amount of 25% of the number of shares of common stock that the investors purchased. As of March 31, 2012, Remark Media’s total cash and cash equivalents balance was approximately $4.2 million. These proceeds are essential to fund the operations and allow Remark Media to continue developing its wholly-owned U.S-based digital properties leveraging its past investment in the Sharecare platform, for which it maintains rights of use, as well as leveraging new platforms currently in development. In the first quarter of 2012, Remark Media launched the beta version of Dimespring.com, a U.S.-focused personal finance website that intends to utilize rich content and advice from wide array of professionals to build a community of people interested in managing life’s financial hurdles and opportunities. During 2011, Remark Media implemented certain cost-savings measures in its Brazil and China operations in connection with its strategic shift towards operations in the United States. As such, Remark Media reported minimal revenues in the first quarter of 2012 related to its international operations.

Remark Media was incorporated in Delaware in March 2006 and is headquartered in Atlanta with additional operations in New York, Beijing and Sao Paulo.

On December 30, 2011, the Company’s stockholders approved a company name change to Remark Media, Inc.  The name Remark Media reflects the Company's continued dedication to rich, high-quality content, its commitment to deep social media engagement, and its core belief that uniting remarkable content and remarkable people leads to value-added exchanges of information and enriched connections with others.  Remark Media amended and restated its Certificate of Incorporation with the Delaware Secretary of State on December 30, 2011, to reflect its name change.  Effective January 3, 2012, the ticker symbol for the Company’s common stock traded on the NASDAQ Capital Market changed from “HSWI” to “MARK”, and the CUSIP for the Company’s common stock changed  from “40431N104” to “75954W107”.

On February 26, 2012, Remark Media entered into an agreement and plan of merger with Banks.com, Inc. (OTC:BNNX), which is the subject of this proxy statement/prospectus. On June 5, 2012, the parties amended the merger agreement to extend the termination date of such agreement to June 30, 2012.

Remark Florida, Inc.
Six Concourse Parkway
Suite 1500
Atlanta, GA 30328
(770) 821-6670

Remark Florida, Inc. is a wholly-owned subsidiary of Remark Media that was incorporated in Florida on February 21, 2012. Remark Florida, Inc. does not engage in operations and exists solely to facilitate the merger.

Banks.com, Inc.
425 Market Street, Suite 2200
San Francisco, CA 94105
(415) 962-9700

Banks.com, Inc. (“Banks.com” or in this section of the proxy statement/prospectus, the “Company”)  owns and operates Internet media properties including:  banks.com, irs.com, filelater.com and mystockfund.com.  The Company’s properties provide users with relevant finance-related content and services and provide vendors targeted online advertising opportunities. Through  banks.com, the Company provides access to current financial content, including financial news, business articles, interest-rate tables, stock quotes, stock tracking and financial calculators. Banks.com also provides users access to tax related financial services including online tax preparation through  irs.com  and online tax extensions through  filelater.com, a business it acquired in late 2010, as well as online stock brokerage services through mystockfund.com. The Company believes that focusing its content and services in the high-traffic financial services vertical will allow it to provide its advertisers operating in that vertical access to highly relevant, typed in and search engine optimization (“SEO”) generated traffic. Although search services is a diminishing part of Banks.com’s business, it continues to operate the proprietary search and shopping website, s earchexplorer.com, and operated the proprietary website, look.com , until it was sold in October 2011. The Company generates revenue on these sites primarily through search engine marketing efforts. Also in connection to search services, Bnaks.com operates a premium pay-per-click advertising network known as the  InterSearch AdNet .  In addition, the Company provides Internet technology professional services to Fortune 500 and other companies operating in the financial services sector.

Since changing its name to Banks.com in late 2007, the Company has shifted its business focus to the high value, financial services vertical. With this shift, the Company has exited some low margin business lines, such as domain parking, steadily deemphasized its search services business line and has sold the web properties  camps.com, summercamp.com, greatcruises.com and look.com,  as it divested itselves of non-core and non-finance related assets. Banks.com has also taken measures to mitigate its reliance on Internet advertising revenue by transitioning toward a multi channel revenue strategy consisting of customer acquisition, proprietary financial services, an expanded direct advertiser base, and third party advertising networks. In connection with its aforementioned change in business strategy, in January, 2008, Banks.com acquired the web properties  mystockfund.com  and mystockfundkids.com, and all of the issued and outstanding securities of MyStockFund Securities, Inc., an online broker/dealer offering a variety of financial services products. In December, 2010, the Company acquired the online tax extension business, FileLater.com. Acquisitions constitute an important part of the Company’s corporate history and our growth strategy.

In addition, Banks.com continues to operate the search related website  searchexplorer.com, which it monetizes through InfoSpace, as well as the  InterSearch AdNet . Although these sites and business lines are not a key part of the Company’s growth strategy, they continue to be important, but diminishing revenue streams, especially outside of the tax preparation season. Banks.com continues to deemphasize this sector of its business but intend to continue to operate these sites as long as they remain viable.

Banks.com’s revenue for the three months ended March 31, 2012 and the year ended December 31, 2011 was approximately $1.0 million and $4.4 million, respectively. Net loss for the three months ended March 31, 2012 and the year ended December 31, 2011 was $120 thousand and $9.7 million.  Banks.com's financial performance continues to be negatively impacted by revenue charge backs from its advertising network partners, which totaled $605,000 in 2011 and $610,000 in  2010 and $40,000 for the three months ended March 31, 2012.  As a results Banks.com significantly reduced its search engine marketing efforts and essentially exited the online search and advertising business in the first quarter of 2012.  Banks.com's liquidity position is severely strained as a result of these revenue charge backs and substantial expenses incurred in connection with the merger and its previous exploration of strategic alternatives.

The Merger (see page __)

If the merger is completed, Merger Sub would merge with and into Banks.com, with Banks.com surviving the merger as a wholly-owned subsidiary of Remark Media.  Remark Media would issue shares of common stock to the securityholders of Banks.com, resulting in a change of control of Banks.com.

At the effective time of the merger, all outstanding shares of Banks.com common stock and preferred stock, the Note and the Warrant will convert into the right to receive Remark Media common stock collectively representing between approximately 8.8% and 9.9% of the capital stock outstanding of the combined company.  The exact number of shares of Remark Media common stock issued in the merger will be no more than 702,784 nor less than 622,784 shares, depending on the level of Banks.com net working capital immediately prior to the effective time of the merger. If Banks.com’s net working capital is negative $210,000 or better, the maximum number of shares, namely 702,784, will be issued in the merger, net of shares that would have been issued to dissenting shareholders, if any.  If Banks.com’s net working capital is negative $570,000 or worse, the minimum number of shares, namely 622,784, will be issued in the merger, net of shares that would have been issued to dissenting shareholders, if any.  If Banks.com’s net working capital is less than negative $210,000, but greater than negative $570,000, the number of shares issued in the merger will equal 702,784 less one share for each $4.50 shortfall in net working capital below negative $210,000, net of shares that would have been issued to dissenting shareholders, if any.  In no event will the maximum number of shares issued in the merger be more than 702,784 shares nor less than 622,784 shares, net of shares that would have been issued to dissenting shareholders, if any.  The total number of shares of Remark Media common stock that will be issued in the merger after any adjustments as described above is hereinafter referred to as the “Common Stock Consideration.”

At the date of the merger agreement, Banks.com estimated its net working capital to be negative $210,000.  At March 31, 2012, Banks.com estimated its net working capital to be negative $290,000.  At April 30, 2012, Banks.com estimated its net working capital to be negative $90,000.

The Banks.com common shareholders will receive in the aggregate between 594,912 and 671,332 shares of Remark Media common stock representing between approximately 8.5% and 9.4% of the shares of outstanding common stock of the combined company, and on a per Banks.com share basis between 0.0229 and 0.0258 shares of Remark Media common stock. Such number of shares will constitute a pro rata portion of the Common Stock Consideration less the Remark Media common stock issued with respect to the Banks.com preferred stock, the Note and the Warrant, all of which are held by Daniel M. O’Donnell, President and Chief Executive Officer of Banks.com, and his affiliates (collectively, “Mr./Mrs. O’Donnell”).

▪
With respect to the Banks.com preferred stock, Mr./Mrs. O’Donnell such preferred stock will be converted into aggregate cash consideration of $300,000 and shares of Remark Media common stock equal to the Common Stock Consideration multiplied by 0.03478.  This will equal between 21,660 and 24,442 shares of Remark Media common stock, or approximately 3% of the total Common Stock Consideration.  Upon such payment and issuance of common stock, any accrued and unpaid dividends on such preferred stock shall also be deemed satisfied and paid.

▪
With respect to the Note, such Note in the original principal amount of $125,000 will be cancelled, exchanged for and converted into a Banks.com note payable to Mr./Mrs. O’Donnell in the principal amount of $125,000 and the right to receive the issuance of shares of Remark Media common stock equal to the Common Stock Consideration multiplied by 0.0000003.  This will equal approximately zero shares of Remark Media common stock.  The existing Note that will be converted into the new note bears interest at the rate of 10.0% per annum and is convertible into shares of Banks.com common stock. The outstanding principal and accrued interest on the existing note is due on June 26, 2012. The new note will have the same terms except it will not be convertible into shares of Banks.com common stock.

▪
With respect to the Warrant, such Warrant will be cancelled, exchanged for and converted into the right to receive the issuance of shares of Remark Media common stock equal to the Common Stock Consideration multiplied by (a) a quotient resulting from dividing (i) 530,150 by (ii) the sum of the total number of Banks.com common stock issued and outstanding shares immediately prior to the effective time of the merger (excluding shares held by Banks.com dissenting shareholders, if any) and 530,150; (b) less 0.010006.  If there are no dissenting shareholders, this will equal between approximately 6,210 and 7,010 shares of Remark Media common stock, or approximately 1% of the Common Stock Consideration.

The following table illustrates the number of shares of Remark Media common stock that will be issued (a) for each outstanding share of Banks.com common stock, (b) collectively to all Banks.com securityholders, (c) for the Banks.com common stock, (d) for the Banks.com preferred stock, (e) for the Note, and (f) for the Warrant, at the maximum Common Stock Consideration, the minimum Common Stock Consideration, and at a level of net working capital of negative $390,000.  The calculations are based on 26,003,009 shares of Banks.com common stock and 3,000,000 shares of Banks.com preferred stock being issued and outstanding at the effective time of the merger.

	Net Working Capital of Negative $210,000	Net Working Capital of Negative $570,000	Net Working Capital of Negative $390,000
No. of shares of Remark Media common stock received in exchange for each share of issued and outstanding Banks.com common stock	0.0258	0.0229	0.0243
No. of shares of Remark Media common stock received collectively by Banks.com securityholders	702,784	622,784	662,784
No. of shares of Remark Media common stock received collectively by Banks.com common shareholders	671,332	594,912	633,122
No. of shares of Remark Media common stock received in exchange for all shares of Banks.com preferred stock	24,442	21,660	23,051
No. of shares of Remark Media common stock received in exchange for the Note	0	0	0
No. of shares of Remark Media common stock received in exchange for the Warrant	7,010	6,212	6,611

No fractional shares will be issued in the merger.  Instead, Remark Media will pay to the Banks.com securityholders, in cash, the value of any fractional share interest arising from the merger.  The cash payment will equal the fraction to which the securityholder would otherwise be entitled multiplied by $5.88.  In no event, however, shall more than $5,000 in the aggregate be paid to all Banks.com securityholders in lieu of fractional shares.  In the event the total is more than $5,000, each securityholder will receive a pro rata portion of $5,000.

At the effective time of the merger, Remark Media will maintain its corporate name and will continue to trade on The NASDAQ Capital Market under the symbol "MARK".

The Merger Agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the approval of the merger by the shareholders of Banks.com. The merger will become effective upon the filing of articles of merger with the Secretary of State of the State of Florida, or at such later time as is agreed by Remark Media and Banks.com and specified in the articles of merger. Neither Remark Media nor Banks.com can predict the exact timing of the consummation of the merger.

The stockholders of Remark Media are not required to vote on the merger.

The approval by the shareholders of Banks.com of the merger and adoption and approval of the Merger Agreement requires the approval of a majority of the shares of Banks.com common stock and 75% of the shares of Banks.com preferred stock. Banks.com shareholders holding a majority of the common and all of the preferred stock voting in Banks.com have entered into voting agreements to vote their shares in favor of the merger; therefore, the merger will be approved.

A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. Remark Media and Banks.com encourage you to read the entire Merger Agreement carefully because it is the principal document governing the merger.

Reasons for the Merger (see page __)

Remark Media and Banks.com believe that their combination will offer substantial strategic and financial benefits to the stockholders of the combined entity.  Remark Media is launching an online business focused on personal finance, and believes that the financial sector expertise, brands, existing user traffic and advertising relationships already established by Banks.com will allow Remark Media to accelerate both its entry into the marketplace and its generation of revenues.  The companies also believe that Banks.com’s existing financial services online businesses will achieve greater success and performance following the application of Remark Media’s digital media know-how and technology.  Additionally, the companies believe that they will be able to achieve significant cost reductions through the combination; namely, meaningful costs relating to maintaining Banks.com as a separate public company can be eliminated, and there are other redundancies and duplicative expenses that can be reduced or eliminated.  In integrating the combined businesses, the companies believe that they have the potential to create greater stockholder value than either Remark Media or Banks.com could achieve separately.  The success of the merger and Remark Media are, however, subject to substantial risks. Please see the sections entitled "Risk Factors" beginning on page __.

For a more complete description of the factors on which the Remark Media Board of Directors based its decision to approve the issuance of Remark Media common stock to Banks.com shareholders in connection with the merger, see the section entitled "The Merger—Reasons for the Merger—Remark Media's Reasons for the Merger" in this proxy statement/prospectus. For a more complete description of the factors on which the Banks.com Board of Directors based its decision to approve the merger, see the section entitled "The Merger—Reasons for the Merger—Banks.com's Reasons for the Merger" in this proxy statement/prospectus.

Risks Related to the Proposed Merger (see page __)

Both Remark Media and Banks.com are subject to various risks associated with their businesses and industries. In addition, the merger poses a number of risks to each company and its respective shareholders, including, but not limited to, the following:

▪	There is no assurance when or even if the merger will be completed. Failure to obtain required approvals necessary to satisfy closing conditions may delay or prevent completion of the merger.

▪
Because the merger will be completed after the date of the Banks.com special meeting of shareholders, at the date of your special meeting or proxy you will not know the exact number of shares of Remark Media common stock that the Banks.com shareholders will receive upon completion of the merger.

▪	Remark Media and Banks.com executive officers and directors may have interests in the merger that are different from, or in addition to, those of Banks.com shareholders generally.

▪	During the pendency of the merger, Remark Media and Banks.com may be unable to enter into a business combination with another party because of restrictions in the Merger Agreement.

▪	The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

▪	The rights of Banks.com shareholders who become Remark Media stockholders in the merger will be governed by Delaware law and by Remark Media's certificate of incorporation and bylaws.

▪
If the merger does not qualify as a reorganization under section 368(a) of the Internal Revenue Code or is otherwise taxable to U.S. holders of Banks.com common stock, those holders will be subject to U.S. federal income tax on any gain they realize and may also be subject to state, local and foreign taxation.

▪	The combined company will incur significant transaction and merger-related costs in connection with the merger.

▪	The combined company may be unable to utilize Banks.com’s net operating loss carryforwards.

▪	The anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

These and other risks are discussed in greater detail under the section entitled "Risk Factors" in this proxy statement/prospectus. Remark Media and Banks.com both encourage you to read and consider all of these risks carefully.

Opinion of the Banks.com Financial Advisor (see page __)

American ValueMetrics Corp (“American”), the financial advisor of Banks.com, delivered to the Board of Directors of Banks.com a written opinion dated April 2, 2012, addressed to the Board of Directors of Banks.com, to the effect that, as of the date of the opinion and based on and subject to various assumptions, qualifications and limitations described in the opinion, the consideration to be paid by Remark Media in the proposed merger was fair, from a financial point of view, to Banks.com and holders of Banks.com common stock. The full text of this written opinion to the Banks.com Board of Directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. Holders of Banks.com common stock are encouraged to read the opinion carefully in its entirety. Banks.com has paid American a transaction fee of $25,000 for such opinion.. Additionally, Banks.com agreed to reimburse American for its out-of-pocket expenses, including attorney's fees, and agreed to indemnify American against certain liabilities, including liabilities under the federal securities laws. It does not address any other aspect of the proposed merger or any alternative to the merger and does not constitute a recommendation as to how any shareholders of Banks.com should vote or act in connection with the merger or otherwise.

 Overview of the Merger Agreement (see page ___)

The Merger Agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the approval and adoption of the Merger Agreement by the shareholders of Banks.com.  Charles Dargan, Steven Ernst, Lawrence Gibson, Frank McPartland, and Daniel O’Donnell and Kimberly O’Donnell – each individually and as trustee on behalf of the Daniel & Kimberly O’Donnell Trust DTD 5/26/05, who collectively own approximately 50.1% of the outstanding shares entitled to vote on the Merger Agreement and the merger and 100% of the outstanding shares of Banks.com preferred stock as of the record date, have entered into support agreements pursuant to which they have agreed to vote their shares in favor of the adoption of the Merger Agreement and approval of the merger, the form of which is attached as Annex D to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus.  The merger will become effective upon the filing of articles of merger with the Secretary of State of the State of Florida, or at such later time as is agreed by Remark Media and Banks.com and specified in the articles of merger. Neither Remark Media nor Banks.com can predict the exact timing of the consummation of the merger.

Pursuant to the Merger Agreement, each Banks.com option and warrant that is outstanding prior to the effective time of the merger, whether or not vested, will be exercised, terminated or redeemed.  No Banks.com options or warrants will be assumed by Remark Media.

Each party's obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or before the merger, of various conditions, as outlined in "The Merger Agreement—Conditions to Completion of the Merger". Except in certain limited circumstances, the Merger Agreement prohibits Remark Media and Banks.com from soliciting, initiating, encouraging or engaging in discussions and negotiations with respect to any acquisition proposal or acquisition inquiry, as outlined in "The Merger Agreement—No Solicitation".

The Merger Agreement may be terminated at any time before the completion of the merger, whether before or after the required securityholder approval to complete the merger has been obtained, on the occurrence of certain defined events including if Banks.com’s net working capital is more than negative $570,000 three business days prior to the closing date of the merger, as outlined in "The Merger Agreement—Termination" .

Consideration to Be Received in the Merger by Banks.com Shareholders (see page ___)

At the effective time of the merger, Banks.com common and preferred shareholders, the holder of a Banks.com promissory note (the “Note”) and the holder of a warrant to purchase 2,083,333 shares of Banks.com common stock (the “Warrant”) (the “securityholders”) will receive in the aggregate between 622,784 and 702,784 shares of Remark Media common stock (the “Common Stock Consideration”).  The Banks.com common shareholders will receive in the aggregate between 594,912 and 671,332 shares of Remark Media common stock representing between approximately 8.5% and 9.4% of the shares of outstanding common stock of the combined company, and on a per Banks.com share basis between 0.0229 and 0.0258 shares of Remark Media common stock. The actual number of Remark common shares issued to the Banks.com securityholders may be adjusted downward from 702,784 shares to reflect Banks.com's net working capital immediately prior to the closing of the merger, pursuant to the formula set forth in the Merger Agreement as described in this proxy statement/prospectus under the heading "The Merger Agreement—Merger Consideration and Adjustment".  In no event will the number of shares of Remark Media common stock issued to the Banks.com securityholders be less than an aggregate of 622,784 shares. No fractional shares will be issued.  Instead, Remark Media will pay to the Banks.com securityholders, in cash, the value of any fractional share interest arising from the merger.  The cash payment will equal the fraction to which the securityholder would otherwise be entitled multiplied by $5.88.  In no event, however, shall more than $5,000 in the aggregate be paid to all Banks.com securityholders in lieu of fractional shares.

The Banks.com common shareholders will receive a pro rata portion of the Common Stock Consideration less the Remark Media common stock issued with respect to the Banks.com preferred stock, the Note and the Warrant, all of which are held by Daniel M. O’Donnell, President and Chief Executive Officer of Banks.com, and his affiliates (collectively, “Mr./Mrs. O’Donnell”).

                With respect to the Banks.com preferred stock, all which is held by Mr./Mrs. O’Donnell, it will be converted into the right to receive cash consideration of $300,000 and the issuance of shares of Remark Media common stock equal to the Common Stock Consideration multiplied by 0.03478.  This will equal between 21,660 and 24,442 shares of Remark Media common stock, or approximately 3% of the total Common Stock Consideration.  Upon such payment and issuance of common stock, any accrued and unpaid dividends on such preferred stock shall also be deemed satisfied and paid.  With respect to the Note, such Note in the original principal amount of $125,000 will be cancelled, exchanged for and converted into a Banks.com note payable to Mr./Mrs. O’Donnell in the principal amount of $125,000 and the right to receive the issuance of shares of Remark Media common stock equal to the Common Stock Consideration multiplied by 0.0000003.  This will equal zero shares of Remark Media common stock.  The existing note that will be converted into the new note bears interest at the rate of 10.0% per annum and is convertible into shares of Banks.com common stock. The outstanding principal and accrued interest on the existing note is due on June 26, 2012. The new note will have the same terms except it will not be convertible into shares of Banks.com common stock.

With respect to the Warrant, such Warrant will be cancelled, exchanged for and converted into the right to receive the issuance of shares of Remark Media common stock equal to the Common Stock Consideration multiplied by (a) a quotient resulting from dividing (i) 530,150 by (ii) the sum of the total number of Banks.com common stock issued and outstanding shares immediately prior to the effective time of the merger (excluding shares held by Banks.com dissenting shareholders, if any) and 530,150; (b) less 0.010006.  If there are no dissenting shareholders, this will equal between approximately 6,210 and 7,010 shares of Remark Media common stock, or approximately 1% of the Common Stock Consideration.

For a more complete description of the merger consideration to be issued by Remark Media, see the section entitled "The Merger Agreement" in this proxy statement/prospectus.

Conditions to Completion of the Merger (see page ___)

To consummate the merger, Banks.com shareholders must approve the Merger Agreement and the merger, which requires proxies or votes from the holders of a majority of the shares of Banks.com common stock and preferred stock outstanding on the applicable record date voting together as a class.  Additionally, the holders of 75% of the Banks.com preferred stock must approve the Merger Agreement and the merger.  Charles Dargan, Steven Ernst, Lawrence Gibson, Frank McPartland, and Daniel O’Donnell and Kimberly O’Donnell – each individually and as trustee on behalf of the Daniel & Kimberly O’Donnell Trust DTD 5/26/05, who collectively own approximately 50.1% of the outstanding shares entitled to vote on the Merger Agreement and the merger and 100% of the outstanding shares of Banks.com preferred stock as of the record date, have entered into support agreements pursuant to which they have agreed to vote their shares in favor of the adoption of the Merger Agreement and approval of the merger.  Therefore, the Merger Agreement will be adopted and the merger approved regardless of how Banks.com’s other shareholders vote their shares, unless the Merger Agreement is terminated, in which case the support agreements will terminate.

In the event that Banks.com’s Net Working Capital, as estimated in good faith by Banks.com, is more than negative $570,000 three business days prior to the closing date of the merger, Remark Media has a right to terminate the Merger Agreement.  At the date of the merger agreement, Banks.com estimated its net working capital to be negative $210,000.  At March 31, 2012, Banks.com estimated its net working capital to be negative $290,000.  At April 30, 2012, Banks.com estimated its net working capital to be negative $90,000.

Either party may waive any condition to completion of the merger to which it is entitled to the benefits thereof.  In the event of the waiver of any material condition by Banks.com, the Banks.com Board of Directors intends to resolicit shareholder approval of its common and preferred shareholders.

No Solicitation (see page ___)

Banks.com agreed that, except as described below, it will not, and will not authorize or permit any of its subsidiaries or officers, directors, investment bankers, attorneys or accountants to, and it will use its commercially reasonable efforts to cause its and its subsidiaries’ non-officer employees and other agents not to, and will not authorize any of them to, directly or indirectly:

▪
solicit, initiate, encourage, induce or knowingly facilitate the communication, making, submission or announcement of any “acquisition proposal” or “acquisition inquiry,” each as is defined in the Merger Agreement, or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

▪	furnish to any person any information with respect to it or in connection with or in response to an acquisition proposal or acquisition inquiry;

▪	engage in discussions or negotiations with respect to any acquisition proposal or acquisition inquiry;

▪	approve, endorse or recommend any acquisition proposal; or

▪	execute or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition proposal.

However, before obtaining the applicable Banks.com shareholder approval required to consummate the merger at the special meeting of Banks.com shareholders, Banks.com may furnish nonpublic information regarding such party to, and may enter into discussions or negotiations with, any third party in response to a bona fide written acquisition proposal made or received after the date of the Merger Agreement, which Banks.com’s Board of Directors determines in good faith, constitutes or is reasonably likely to result in a “superior offer,” as defined in the Merger Agreement and if certain conditions are satisfied.

Termination of the Merger Agreement (see page ___)

Either Remark Media or Banks.com can terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated.

The Merger Agreement may be terminated at any time before the completion of the merger, whether before or after the required stockholder approvals to complete the merger have been obtained, as set forth below:

▪	by mutual consent duly authorized by the Board of Directors of each of Remark Media and Banks.com;

▪	by either Remark Media or Banks.com if the merger has not been completed by June 30, 2012, with certain exceptions;

▪	by either Remark Media or Banks.com if a court of competent jurisdiction or a governmental entity permanently restrains, enjoins or otherwise prohibits the merger;

▪	by either Remark Media or Banks.com if Banks.com does not obtain the vote of the requisite number of its shareholders necessary to approve the merger and related matters subject to certain exceptions;

▪
by Banks.com, at any time prior to the approval of the merger at the special meeting of Banks.com shareholders by the  requisite number of Banks.com’s shareholders, if the Board of Directors of Banks.com, acting pursuant to its fiduciary duty, changes its recommendation and does not recommend that the Banks.com shareholders vote to approve the merger;

▪
by Remark Media, at any time prior to the approval of the merger by the proxy of the requisite number of Banks.com’s shareholders, if the Board of Directors of Banks.com changes its recommendation and does not recommend that the Banks.com shareholders vote to approve the merger, or at any time after receipt or public announcement of a proposal superior to the terms of the merger the Board of Directors of Banks.com does not reaffirm the terms of the merger with Remark Media;

▪
by Remark Media in the event the Net Working Capital of Banks.com, as estimated in good faith by Banks.com no more than three (3) Business Days prior the closing date, shall be less than negative $570,000; or

▪
by either Remark Media or Banks.com if the other party has breached any of its representations, warranties, covenants or agreements subject to certain materiality limitations contained in the Merger Agreement or if any representation or warranty of the other party has become inaccurate, in either case such that the conditions to the closing of the merger would not be satisfied as of the time of such breach or inaccuracy.

Directors and Officers of Remark Media Following the Merger (see page ___)

Following the merger, the Board of Directors of Remark Media will continue to be the Board of Directors of the combined company.  The Remark Media directors currently are Scott Booth, Theodore P. Botts, Gregory M. Swayne and Kai-Shing Tao.

Following the merger, Remark Media’s executive officers will continue to be the executive officers of the combined company.  Remark Media’s executive officers currently are Carrie Ferman (Chief Executive Officer), Eric J. Orme (Chief Technology Officer), and Bradley T. Zimmer (Chief Operating Officer, General Counsel and Secretary).

Interests of Banks.com's Directors and Executive Officers in the Merger (see page ___)

You should be aware that Daniel M. O’Donnell, Chairman and Chief Executive Officer of Banks.com, has interests in the merger that are different from those of other Banks.com shareholders. These interests include among other things the conversion of the preferred stock and the Warrant owned by Mr. O’Donnell and his affiliates into cash and Remark Media common stock, and the issuance to Mr. O’Donnell and his affiliates of a new note in the principal amount of $125,000 which removes the ability of Mr. O’Donnell and his affiliates to convert the note into capital stock of Banks.com and which bears interest at the rate of 10.0% per annum. The outstanding principal and accrued interest on the new note is due on June 26, 2012.  The original note will be cancelled at closing.

In addition, Mr. O’Donnell will enter into a new employment agreement with the combined company.  The agreement has a one-year term, provides for an annual salary of $200,000 and may be terminated without cause by Remark Media upon payment of salary and accrued benefits and earned bonus, if any, through the date of termination.  The agreement also contains standard noncompete, confidentiality and nonsolicitation provisions.

In connection with the execution of the Merger Agreement, Banks.com officers and directors entered into support agreements with Remark Media pursuant to which these shareholders agreed to vote all of their shares of Banks.com common stock and preferred stock in favor of the merger and the other actions contemplated by the Merger Agreement and against any competing acquisition proposal, subject to the terms of the support agreements.

The following Banks.com shareholders have executed support agreements: Charles Dargan, Steven Ernst, Lawrence Gibson, Frank McPartland, and Daniel O’Donnell and Kimberly O’Donnell – each individually and as trustee on behalf of the Daniel & Kimberly O’Donnell Trust DTD 5/26/05.  As of May 24, 2012, these shares held in the aggregate approximately 50.1% of the shares entitled to vote on the Merger Agreement and the merger and 100% of the outstanding Banks.com preferred stock.  Therefore, the Merger Agreement will be adopted and the merger approved regardless of how Banks.com’s other shareholders vote their shares, unless the Merger Agreement is terminated, in which case the support agreements will terminate.  The support agreements are discussed in greater detail under the section entitled "The Merger Agreement—Other Agreements Related to the Merger—Banks.com Support Agreements" beginning on page ___ of this proxy statement/prospectus.

Material United States Federal Income Tax Consequences (see page ___)

Greenberg Traurig, P.A. has opined that the merger will be treated for U.S. Federal income tax purposes as a reorganization within the meaning of section 368 of the Internal Revenue Code.  Among other things, Banks.com common shareholders will not recognize any gain or loss upon receipt of Remark Media common stock in exchange for their Banks.com common stock, other than with respect to cash received in lieu of fractional shares of Remark Media common stock,.  The tax opinion is based on current law and is conditioned on certain assumptions and on certain assumptions and on certain covenants and representations by Banks.com, Remark Media and the closing of the merger.  The receipt of cash by a Banks.com shareholder who dissents from the merger will be a taxable transaction for U.S. Federal income tax purposes.

Tax matters are very complicated, and the tax consequences of the merger to a particular Banks.com shareholder will depend in part on that shareholder's particular circumstances. Accordingly, you are urged to consult your own tax adviser for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws. For more information on the federal income tax effect of the merger, see the section entitled "The Merger—Material United States Federal Income Tax Consequences of the Merger" on page ___ of this proxy statement/prospectus.

Regulatory Approvals (see page ___)

In the United States, Remark Media must comply with applicable federal and state securities laws and the rules and regulations of The NASDAQ Capital Market in connection with the issuance of shares of Remark Media common stock in the merger and the filing of a registration statement, of which this proxy statement/prospectus is a part, with the Securities and Exchange Commission (the “SEC”). As of the date of this proxy statement/prospectus, neither Remark Media nor Banks.com is required to make filings or to obtain approvals or clearances from any other federal or state regulatory authorities, including any antitrust regulatory authorities in the United States, or antitrust regulatory authorities in other countries to consummate the merger.

See the section entitled "The Merger—Regulatory Approvals" on page ___ of this proxy statement/prospectus.

NASDAQ Capital Market Listing (see page ___)

Remark Media’s common stock trades on The NASDAQ Capital Market. Remark Media anticipates that the combined company’s common stock will continue to trade on The NASDAQ Capital Market following the closing of the merger under the trading symbol "MARK".

Anticipated Accounting Treatment (see page ___)

Banks.com security holders will own, after the merger, between approximately 8.8% and 9.9% of the outstanding shares of the combined company. Further, no Banks.com directors will serve on the combined company's Board of Directors and all members of the executive management of the combined company will be from Remark Media. Therefore, Remark Media will be deemed to be the acquiring company for accounting purposes, and the merger will be accounted for as a business combination.

The unaudited pro forma combined condensed consolidated financial information included in this proxy statement/prospectus has been prepared to give effect to the proposed merger of Banks.com and Remark Media as a business combination in accordance with accounting principles generally accepted in the United States. For accounting purposes, Remark Media is considered to be acquiring Banks.com in the merger.

Appraisal Rights in Connection with the Merger (see page ___and Annex B )

Banks.com shareholders have the right under Florida law to exercise appraisal rights and, if the merger is consummated, obtain the payment of the “fair value” of the shareholders’ shares of Banks.com common stock (as valued immediately prior to the completion of the merger in accordance with Florida law) in cash. The fair value of shares of Banks.com common stock, as determined in accordance with Florida law, may be more or less than, or equal to, the merger consideration to be paid to shareholders in the merger pursuant to the Merger Agreement. To preserve their appraisal rights, Banks.com shareholders who wish to exercise appraisal rights must not vote in favor of the proposal to approve the Merger Agreement and must follow the specific procedures provided under Florida law for perfecting appraisal rights. Shareholders must precisely follow these specific procedures to exercise appraisal rights or their appraisal rights may be lost. These procedures are described in this proxy statement/prospectus, and a copy of Sections 607.1301 through 607.1333 of the FBCA, which grants appraisal rights and governs such procedures, is attached as Annex B to this proxy statement/prospectus. See “The Merger — Appraisal Rights.”

As holders of Remark Media common stock will continue to hold shares of Remark Media common stock following the merger, appraisal rights are not applicable to them.

Comparison of Rights of Holders of Remark Media Capital Stock and Banks.com Capital Stock (see page ___)

If Remark Media and Banks.com successfully complete the merger, holders of Banks.com capital stock will become Remark Media stockholders, and their rights as stockholders will be governed by Remark Media's certificate of incorporation and bylaws. There are differences between the certificate of incorporation and bylaws of Remark Media and the articles of incorporation and bylaws of Banks.com. Additionally, since Banks.com is a Florida corporation and Remark Media is a Delaware corporation, the rights of Banks.com shareholders will be governed by the Delaware General Corporation Law, or DGCL, after the completion of the merger. There are differences between the laws of Delaware and Florida. Due to the fact that Delaware has a more developed body of corporate law, the rights of shareholders are more clearly defined under the DGCL than the Florida Business Corporation Act, or FBCA, creating greater certainty with regard to the legal effects of corporate action. There are significant differences in antitakeover and affiliate merger laws and it is easier for a change in control to occur in Delaware than Florida. Also, dissenters' rights are more limited under Delaware law. At the effective time of the merger, the outstanding shares of Banks.com common stock will be converted into the right to receive shares of Remark Media common stock. See "Comparison of Rights of Holders of Remark Media Capital Stock and Banks.com Capital Stock" on page ___ of this proxy statement/prospectus for more information.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following tables present summary historical and unaudited pro forma condensed combined financial data for Remark Media and Banks.com.

Selected Unaudited Pro Forma Condensed Combined Financial Data of Remark Media and Banks.com

The following unaudited pro forma condensed combined financial data should be read in conjunction with the historical financial statements and the accompanying notes of Remark Media and Banks.com, and "Remark Media's Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Banks.com's Management's Discussion and Analysis of Financial Condition and Results of Operations," for the quarter ended March 31, 2012 and the year ended December 31, 2011, which are included elsewhere in this proxy statement/prospectus, and the other information contained in this proxy statement/prospectus. See "Where You Can Find Additional Information" beginning on page ___ and the financial statements of Remark Media and Banks.com beginning on pages F-_ and F-__, respectively.

The following selected unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting. For accounting purposes, Remark Media is acquiring Banks.com in this merger. The Remark Media and Banks.com unaudited pro forma condensed combined balance sheet data assumes that the merger of Remark Media and Banks.com took place on March 31, 2012, and combines Banks.com's historical balance sheet at March 31, 2012, with Remark Media's historical balance sheet at March 31, 2012. The Remark Media and Banks.com unaudited pro forma condensed combined statement of operations data assume that the merger of Remark Media and Banks.com took place as of the beginning of the period presented.  The selected unaudited pro forma condensed combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma condensed combined financial data as of and for the three months ended March 31, 2012 and for the year ended December 31, 2011 are derived from the unaudited pro forma condensed combined financial information starting at page ___ of this proxy statement/prospectus and should be read in conjunction with those statements and the related notes. See "Unaudited Pro Forma Condensed Combined Financial Information."

Comparative Historical and Unaudited Pro Forma per Share

The information below reflects:

▪
the historical net loss and book value per share of Banks.com and the historical net loss and book value per share of Remark Media common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Remark Media with Banks.com on a purchase basis; and

▪	the equivalent historical net loss per share attributable to shares of Remark Media common stock which will be issued in the merger.

You should read the tables below in conjunction with the respective audited financial statements of Remark Media and Banks.com for the year ended December 31, 2011 and the unaudited condensed consolidated financial statements for the quarter ended March 31, 2012 included elsewhere in this document and the related notes and the unaudited pro forma condensed financial information and notes related to such financial information included elsewhere in this proxy statement/prospectus.

BANKS.COM

	Quarter Ended March 31, 2012	Year Ended December 31, 2011
Historical Per Common Share Data:
Basic and diluted net loss per common share	$(0.00)	$(0.37)
Book value per common share	0.04	0.05

REMARK MEDIA

	Quarter Ended March 31, 2012	Year Ended December 31, 2011
Historical Per Common Share Data:
Basic and diluted net loss per common share	$(.04)	$(1.26)
Book value per common share	1.13	.50

	Quarter Ended March 31, 2012	Year Ended December 31, 2011
Pro Forma Equivalent Data:(1)
Basic and diluted net loss per common share	$(0.00)	$(0.07)
Book value per common share	0.05	0.02

BANKS.COM AND REMARK MEDIA

	Quarter Ended March 31, 2012	Year Ended December 31, 2011
Combined Pro Forma Per Common Share Data:
Basic and diluted net loss per combined pro forma common share	$(0.05)	$(2.69)
Book value per combined pro forma common share	2.08	.79

(1)Remark Media pro forma equivalent amounts are calculated by multiplying pro forma per share amounts by the exchange ratio of 0.0258, based on the assumption that 702,784 total shares of Remark
 Media common stock is issued in the merger.

MARKET PRICE AND DIVIDEND INFORMATION

Remark Media

Remark Media’s common stock has been listed on The NASDAQ Capital Market since May 31, 2011, and prior thereto was listed on The NASDAQ Global Market since October 3, 2007. The table below sets forth, for the periods indicated, the high and low sales prices for Remark Media common stock, as reported on The NASDAQ Capital Market and The NASDAQ Global Market. Because the market price of Remark Media common stock is subject to fluctuation, the market value of the shares of Remark Media common stock that Banks.com shareholders will be entitled to receive in the merger may increase or decrease.

	High	Low
2012
First Quarter	$7.51	$3.78

2011
First Quarter	$4.25	$2.52
Second Quarter	6.41	2.68
Third Quarter	5.99	2.41
Fourth Quarter	3.74	2.00

2010
First Quarter	$2.36	$1.36
Second Quarter	2.40	1.54
Third Quarter	7.49	1.77
Fourth Quarter	7.38	3.76

 On February 27, 2012, the last full trading day immediately preceding the public announcement of the signing of the Merger Agreement, the closing sales price per share of Remark Media common stock as reported on The NASDAQ Capital Market was $6.49 per share, for an aggregate market value of Remark Media of approximately $35,190,695.

On _______, 2012, the last practicable date before the printing of this proxy statement/prospectus, the closing sales price per share of Remark Media common stock as reported on The NASDAQ Capital Market was $_____ per share, for an aggregate market value of Remark Media of approximately $___________.

As of May 24, 2012, there were approximately 6,415,477 shares of Remark Media common stock outstanding and approximately 25 holders of record of Remark Media common stock. The number of stockholders of record does not include the stockholders whose shares are held on record by a broker or clearing agency, but includes such a brokerage house or clearing agency as one holder of record.

At the effective time of the merger, Remark Media will continue to trade on The NASDAQ Capital Market under the symbol "MARK."

In September 2009, Remark Media received a notice from The NASDAQ Stock Market indicating that it no longer complied with the continued listing requirement that its shares of common stock maintain a minimum closing bid price of $1.00.  In response, Remark Media conducted a reverse stock split and regained compliance with continued listing standards.  In March 2010, Remark Media received a notice from The NASDAQ Stock Market indicating that it was not in compliance with the continued listing requirement for its publicly held shares, which is calculated by subtracting all shares held by officers, directors or beneficial owners of 10% or more from the total shares outstanding, maintain a minimum market value of $5,000,000.  In July 2010, Remark Media received a notice from The NASDAQ Stock Market indicating that it had regained compliance with this rule.  In April 2011, Remark Media received notification from the NASDAQ Stock Market indicating that it no longer complied with the requirements for continued listing on the NASDAQ Global Market because its stockholders' equity has fallen below $10 million as reported on Remark Media’s Annual Report on Form 10-K for the year ended December 31, 2010.  Remark Media’s stockholders’ equity as of December 31, 2010 was $8,775,882.  Remark Media elected to move its listing to the NASDAQ Capital Market, which allowed it to regain compliance with continued listing requirements. Remark Media is currently in compliance with the standards of the NASDAQ Capital Market.

Banks.com

Banks.com’s common stock has been listed on the OTC Markets’ OTCQB under the symbol “BNNX” since January 30, 2012, and prior thereto was listed on the NYSE Amex under the symbol “BNX.”  The table below sets forth, for the periods indicated, the high and low sales prices for Banks.com common stock, as reported on the OTC Markets and NYSE Amex.

	High	Low
2012
First Quarter	$0.13	$0.02

2011
First Quarter	$0.39	$0.21
Second Quarter	0.24	0.10
Third Quarter	0.16	0.04
Fourth Quarter	0.10	0.03

2010
First Quarter	$0.51	$0.22
Second Quarter	0.80	0.32
Third Quarter	0.43	0.25
Fourth Quarter	0.41	0.16

On February 27, 2012, the last full trading day immediately preceding the public announcement of the signing of the Merger Agreement, the closing sales price per share of Banks.com common stock as reported on the OTC Markets’ OTCQB was $0.04 per share, for an aggregate market value of Banks.com of approximately $1,040,120.

On _______, 2012, the last practicable date before the printing of this proxy statement/prospectus, the closing sales price per share of Banks.com common stock as reported on the OTC Markets’ OTCQB was $_____ per share, for an aggregate market value of Banks.com of approximately $___________.

As of May 24, 2012, there were approximately 26,003,009 shares of Banks.com common stock outstanding and approximately 140 holders of record of Banks.com common stock, and 3,000,000 shares of Banks.com preferred stock outstanding and one holder of record of Banks.com preferred stock.  The number of stockholders of record does not include the stockholders whose shares are held on record by a broker or clearing agency, but includes such a brokerage house or clearing agency as one holder of record.

Banks.com received notice from NYSE Amex LLC ("NYSE Amex" or the "Exchange"), by letter dated June 20, 2011, indicating that it was not in compliance with Section 1003(f)(v) of the Exchange's Company Guide (the "NYSE Company Guide") in that its securities had been selling at a low price per share for a substantial period of time. Banks.com’s continued listing was predicated on it effecting a reverse stock split of its common stock within a reasonable amount of time, which Exchange staff ("Staff") had determined to be no later than November 18, 2011. This deadline for compliance reflected a truncation under Section 1009(h) of the NYSE Company Guide, which provides that Staff may truncate the continued listing evaluation and follow-up procedures if a company, within 12 months of the end of a plan period, is again determined to be below continued listing standards. By letter dated October 6, 2010, Banks.com was determined by the Exchange to have resolved a September 16, 2009, continued listing deficiency under Section 1003(f)(v) of the NYSE Company Guide.

On November 22, 2011, Banks.com received notice from the Exchange indicating that it no longer complied with the Exchange's continued listing standards due to the low selling price of its common stock, as set forth in Section 1003(f)(v) of the NYSE Company Guide and that its securities were, therefore, subject to being delisted from the Exchange. Banks.com requested an appeal hearing before a Listing Qualifications Panel (the "Panel") and the hearing was held on January 19, 2012. On January 23, 2012, Banks.com was notified by the Exchange that the Panel had affirmed the Staff's determination to delist its common stock would be suspended on NYSE Amex, with formal delisting to follow.

On January 30, 2012, Banks.com began trading on the OTC Markets’ OTCQB Marketplace under the symbol “BNNX” and ceased trading on the NYSE Amex.

Dividends

Remark Media has never declared or paid any cash dividends on its common stock nor does it intend to do so in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Remark Media Board of Directors and will depend upon its financial condition, operating results, cash flows, capital requirements, any applicable contractual restrictions and such other factors as the Remark Media Board of Directors deems relevant.

Banks.com has never declared or paid any cash dividends on its capital stock nor does it intend to do so in the foreseeable future.

RISK FACTORS

You should consider the following factors in evaluating whether to approve the proposals described in this proxy statement/prospectus. These factors should be considered in conjunction with the other information included by Remark Media and Banks.com in this proxy statement/prospectus. The risk factors relating to Banks.com will also apply to the combined company going forward because the business of the combined company will include Banks.com’s business.

Risks Related to the Proposed Merger

There is no assurance when or even if the merger will be completed. Failure to obtain required approvals necessary to satisfy closing conditions may delay or prevent completion of the merger.

Completion of the merger is subject to the satisfaction or waiver of a number of conditions, including the requisite approvals by the shareholders of Banks.com. There can be no assurance that Remark Media or Banks.com will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived.

Because the merger will be completed after the date of the Banks.com special meeting of shareholders, at the time of your special meeting you will not know the exact number of shares of Remark Media common stock that the Banks.com shareholders will receive upon completion of the merger.

Subject to the terms of the Merger Agreement, at the effective time of the merger, each share of Banks.com common stock and preferred stock issued and outstanding immediately prior to the merger will be canceled, extinguished and automatically converted into the right to receive that number of shares of Remark Media common stock as determined pursuant to the exchange ratio described in the Merger Agreement. The exchange ratio depends on the net working capital of Banks.com at the last calendar day of the month immediately preceding the closing date of the merger. Under the Merger Agreement, Banks.com's net working capital is defined as Banks.com's current assets less current liabilities.  For purposes of the determination of net working capital, all accrued but unpaid obligations of Banks.com to its employees up to 11:59 p.m. Pacific time are considered current liabilities including but not limited to salaries, wages, bonuses, tax withholdings, benefit plan contributions, vacation pay, sick pay and leave obligations.  Accordingly, the exact number of shares of Remark Media common stock that Banks.com shareholders will receive upon completion of the merger will not be available at the time of the Banks.com special meeting of shareholders.

Remark Media and Banks.com executive officers and directors may have interests in the merger that are different from, or in addition to, those of Remark Media shareholders and Banks.com shareholders generally.

The executive officers and directors of Remark Media and Banks.com may have interests in the merger that are different from, or are in addition to, those of Remark Media stockholders and Banks.com shareholders. Remark Media’s directors will continue to serve as the directors of the combined company, and Remark Media’s executive officers will continue to serve as the executive officers of the combined company. See the sections entitled "The Merger—Interests of Remark Media's Executive Officers and Directors in the Merger" starting on page __ and "The Merger—Interests of Banks.com's Directors and Executive Officers in the Merger" starting on page __.

Daniel M. O’Donnell, Chairman and Chief Executive Officer of Banks.com, has interests in the merger that are in addition to those of other Banks.com shareholders.

Daniel M. O’Donnell, Chairman and Chief Executive Officer of Banks.com, has interests in the merger that are different from those of other Banks.com shareholders. These interests include among other things the conversion of the preferred stock and Warrant owned by Mr. O’Donnell and his affiliates into cash and Remark Media common stock, and the issuance to Mr. O’Donnell and his affiliates of a new note in the principal amount of $125,000 which removes the ability of Mr. O’Donnell and his affiliates to convert the note into capital stock of Banks.com and which bears interest at the rate of 10.0% per annum. The outstanding principal and accrued interest on the new note is due on June 26, 2012.  The original note will be cancelled at closing.  In addition, Mr. O’Donnell will enter into a new employment agreement with the combined company.  The agreement has a one-year term, provides for an annual salary of $200,000 and may be terminated without cause by Remark Media upon payment of salary and accrued benefits and earned bonus, if any, through the date of termination.  The agreement also contains standard noncompete, confidentiality and nonsolicitation provisions.

During the pendency of the merger, Remark Media and Banks.com may be unable to enter into a business combination with another party because of restrictions in the Merger Agreement.

The Merger Agreement restricts the ability of Remark Media and Banks.com to make acquisitions or complete other transactions during the pendency of the merger. While the Merger Agreement is in effect, subject to limited exceptions, each party is prohibited from soliciting, initiating, encouraging or taking actions designed to facilitate any inquiries or the making of any proposal or offer that could lead to such party entering into certain extraordinary transactions with any third party, such as a sale of assets, an acquisition of equity interest, a tender offer for capital stock or a merger or other business combination outside the ordinary course of business. Any such transactions could be favorable to Remark Media stockholders or Banks.com shareholders.

The merger may be completed even though material adverse changes may result from the announcement of the merger, industry-wide changes and other causes.

In general, either party can refuse to complete the merger if there is a material adverse change affecting the other party between February 26, 2012, the date of the Merger Agreement, and the closing of the merger. However, some types of changes do not permit either party to refuse to complete the merger, even if such changes would have a material adverse effect on Remark Media or Banks.com. If adverse changes occur but Remark Media and Banks.com must still complete the merger, the combined company's stock price may suffer.

The rights of Banks.com shareholders who become Remark Media stockholders in the merger will be governed by Delaware law and by Remark Media's certificate of incorporation and bylaws.

Banks.com shareholders who receive shares of Remark Media common stock in the merger will become Remark Media stockholders. Remark Media is currently a corporation formed under the laws of Delaware. As a result, Banks.com shareholders who become stockholders in Remark Media will be governed by the DGCL and Remark Media's Certificate of Incorporation and Remark Media's Amended and Restated Bylaws, rather than being governed by the FBCA and Banks.com’s Articles of Incorporation and Banks.com’s Bylaws. There are differences between the laws of Delaware and Florida. Due to the fact that Delaware has a more developed body of corporate law, the rights of stockholders are more clearly defined under the DGCL than the FBCA creating greater certainty with regard to the legal effects of corporate action. There are significant differences in antitakeover laws and it is easier for a change in control to occur in Delaware than Florida. Also, dissenters' rights are more limited under Delaware law. At the effective time of the merger, the outstanding shares of Banks.com common stock will be converted into the right to receive shares of Remark Media common stock. For more information, see "Comparison of Rights of Holders of Remark Media Capital Stock and Banks.com Capital Stock" beginning on page ___.

If the merger does not qualify as a reorganization under section 368(a) of the Code or is otherwise taxable to U.S. holders of Banks.com common stock, those holders may be required to pay substantial U.S. Federal income taxes.

Greenberg Traurig, P.A., counsel to Remark Media, has delivered an opinion that the merger will be treated for U.S. federal income tax purposes as a "reorganization" within the meaning of section 368(a) of the Internal Revenue Code. This opinion is based on current law and is conditioned on certain assumptions and on certain covenants and representations by Banks.com, Remark Media and Merger Sub, all of which must continue to be true and accurate as of the closing of the merger.  If any of the assumptions, representations, or covenants is incorrect, incomplete, inaccurate or is violated in any material respect, the validity of the conclusions reached by counsel in its opinion may be jeopardized. Additionally, an opinion of counsel represents counsel's best legal judgment but is not binding on the United States Internal Revenue Service, or IRS, or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court will not sustain such a challenge. If the IRS or a court  determines that the merger should not be treated as a reorganization, a holder of Banks.com common stock would recognize taxable gain or loss upon the exchange of Banks.com common stock for Remark Media common stock pursuant to the merger. See "The Merger—Material United States Federal Income Tax Consequences of the Merger" beginning on page __.

The combined company will incur significant transaction and merger-related costs in connection with the merger.

Remark Media and Banks.com estimate that they will incur aggregate direct transaction costs of approximately $250,000 associated with the merger. The costs associated with the merger may increase if any Banks.com shareholders elect to dissent from the merger and seek payment of the fair value of their shares as permitted by Florida law. If the total costs of the merger exceed Remark Media's and Banks.com’s estimates, the ability of the combined company to achieve its business plan will be adversely affected.

The combined company may be unable to utilize Banks.com’s net operating loss carryforwards.

Under Section 382 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. Further, if the "continuity of business requirement" defined in Section 382 of the Code is not met in a change of control transaction, the pre-transaction net operating loss carryforward deductions become substantially reduced or unavailable for use by the surviving corporation in the transaction. An ownership change will occur as a result of the merger and while the business of Banks.com will continue after the merger, the ability of the combined company to utilize Banks.com’s net operating loss carryforwards may be substantially reduced or eliminated.

The anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

The merger involves the integration of two companies that have previously operated independently with principal offices in two distinct locations. Remark Media and Banks.com are able to conduct only limited planning regarding the integration of the two companies prior to completion of the merger. Significant management attention and resources will be required to integrate the two companies. Delays in this process could adversely affect the combined company's business, financial results, financial condition, and stock price following the merger. Even if the combined company were able to integrate the business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, innovation and operational efficiencies that may be possible from this integration and that these benefits will be achieved within a reasonable period of time.

Risks Relating to Remark Media’s Services & Brands

In the following Risk Factors regarding Remark Media, Remark Media is also referred to as “we”.

We continue to evolve our business strategy and develop new brands and services, and prospects are difficult to evaluate.

We are in varying development stages of our business, so our prospects must be considered in light of the many risks, uncertainties, expenses, delays, and difficulties frequently encountered by companies in their early stages of development.  Additionally, we have limited operating history of our owned websites in the United States market. Some of the risks and difficulties we expect to encounter include our ability to:

▪	manage and implement new business strategies;

▪	successfully commercialize and monetize our assets;

▪	successfully attract advertisers for our owned and operated websites, and clients for our content and platform services;

▪	continue to raise additional working capital;

▪	manage our expense structure as a U.S. public company including, without limitation, compliance with the Sarbanes Oxley and Dodd Frank Acts;

▪	manage the anticipated rise in operating expenses;

▪	establish and take advantage of contacts and strategic relationships;

▪	adapt to our potential diversification into other content verticals and service offerings;

▪	manage and adapt to rapidly changing and expanding operations;

▪	implement and improve operational, financial and management systems and processes;

▪	respond effectively to competitive developments;

▪	attract, retain and motivate qualified personnel; and

▪	manage each of the other risks set forth in this report.

Because of our lack of operating history in the United States and the early stage of development of our business, we cannot be certain that our business strategy will be successful or that it will successfully address these risks.  Any failure by us to successfully implement our new business plans could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we do not effectively manage our growth, our operating performance will suffer and our financial condition could be adversely affected.

Substantial future growth will be required in order for us to realize our business objectives.   To the extent we are capable of achieving this growth, it will place significant demands on our managerial, operational and financial resources.  Additionally, this growth will require us to make significant expenditures, establish, train and manage a larger work force, and allocate valuable management resources. We must manage any such growth through appropriate systems and controls in each of these areas.  If we do not manage the growth of our business effectively, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

The expansion of our Brands segments into new category verticals subjects us to additional business, legal, financial and competitive risks.

A key component of our business strategy is to grow our network of owned and operated websites to cover a variety of category verticals to address consumer interests and needs. In doing so we will encounter a number of risks, including increased capital requirements, growth in our workforce, new competitors and development of new strategic relationships. We cannot ensure that our strategy will result in increased revenue or operating profit. Furthermore, growth into new areas may require changes to our cost structure, modifications to our infrastructure and exposure to new regulatory and legal risks, any of which may require expertise in areas in which we have little or no experience. If we cannot generate revenue as a result of our expansion into new areas that are greater than the cost of such expansion, our operating results could be negatively impacted.

We have and will continue to generate revenue from advertising, and the reduction in spending by or loss of advertisers could seriously harm our business.

As we expand our Brands business, we will become increasingly reliant on online advertising. To date, we have had limited experience in selling online advertising.  Our advertisers can generally terminate their contracts with us at any time.  Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads or if we do not deliver their advertisements in an appropriate and effective manner.  If we are unable to be competitive and provide value to our advertisers, they may stop placing ads with us, which would negatively impact our revenues and business.  Economic conditions, especially those associated with an emerging market or an industry where our Brands business has a focus such as banking and finance, could have a direct impact on advertising spend which would impact our revenue.  We cannot predict the timing, strength or duration of economic issues or a subsequent economic recovery generally or in the online advertising market.   In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns.  Any decreases in or delays in advertising spending due to general economic conditions could reduce our revenues or negatively impact our ability to grow our revenues.

If we are unable to attract and retain visitors to our web business in a cost-effective manner, our business, financial condition and results of operations will be adversely affected.

Our primary strategy for attracting and retaining users to our websites is to provide content and community-focused digital experiences. The success of these efforts depends, in part, upon our ability to create and distribute high-quality content as well as innovate and evolve our content and social media technology platforms at scale in a cost-effective manner. Failure to do so could adversely affect user experiences and reduce traffic to our owned and operated websites, which would adversely affect our business, financial condition, results of operations and cash flows. Additionally, our strategy could be flawed and might not result in the ability to attract and retain users in a cost-effective manner. A second strategy we utilize to attract traffic is the search engine optimization, (“SEO”), of our websites and the content published on them.  SEO involves architecting websites with the objective of ranking well in unpaid search engine results. Our ability to successfully manage SEO efforts across our owned and operated websites is dependent on our timely and effective modification of SEO practices implemented in response to periodic changes in search engine algorithms and methodologies and changes in search query trends and our ability to offer websites and content responsive to ever-changing consumer interests and trends. Our failure to successfully manage our SEO strategy could result in a substantial decrease in traffic to our owned and operated websites, or an inability to attract traffic to new websites that we launch which would adversely affect our business, financial condition, results of operations and cash flows.

Even if we succeed in attracting traffic to our owned and operated websites, we may not be successful in monetizing the traffic. Additionally, the costs of attracting and retaining users to our websites may exceed our ability to generate revenues from such activities which would have an adverse effect on our business, financial condition, results of operations and cash flows.

Our services agreements with Sharecare and Discovery, which provided the vast majority of our 2011 revenue, expired at the end of 2011.

During 2011, we provided website development, design and management services to Sharecare and Discovery under services agreements which provided approximately 73% and 24%, respectively, of our revenues for 2011.  These agreements expired in December 2011, and we do not expect to extend the terms or enter into new services agreements with either customer.  As Sharecare has developed its operations and grown, it has made the strategic decision to transition these website development, design and management services in-house. In addition, the website services provided to Discovery were fully transitioned in 2011. The expiration of the two agreements has caused us to lose the majority of our sources of revenue, which will hurt our business, financial condition, results of operations and cash flows if the lost revenues are not replaced with other sources of revenue. Subsequent to December 31, 2011, we will have no service-related revenues generated in our U.S. operations unless we enter into new services agreements with new customers.

As a creator and a distributor of digital content, we face potential liability for legal claims based on the nature and content of the materials that we create or distribute, or that are accessible via our owned and operated websites.

As a creator and distributor of original content and third-party provided content, we face potential liability for legal claims, including defamation, negligence, unlawful practice of a licensed profession, copyright or trademark infringement or other legal theories based on the nature, creation or distribution of this information, and under various laws, including the Lanham Act, the Digital Millennium Copyright Act and the Copyright Act. We may also be exposed to similar liability in connection with content that is posted to our owned and operated websites by users and other third parties through comments, profile pages, discussion forums and other social media features. In addition, it is also possible that visitors to our owned and operated websites could make claims against us for losses incurred in reliance upon information provided on our owned and operated websites. Any of these claims could result in significant costs to investigate and defend, regardless of the merit of the claims. If we are not successful in our defense, we may be forced to pay substantial damages. While we run our content through a rigorous quality control process, there is no guarantee that we will avoid future liability and potential expenses for legal claims, which could affect our business, financial condition, results of operations and cash flows.

Our Content and Platform Services business may not prove to be profitable.

We intend to offer content and platform services to a broad portfolio of customers, but we have newly developed sales and marketing resources and may not be successful in obtaining those customers.  Because Sharecare and Discovery Communications, the customers generating virtually all of our Content and Platform services revenue through the end of 2011, are related parties, the pricing and other terms that were included in the agreements with those customers may not be indicative of the terms we can successfully obtain in arms-length transactions with other customers.  Additionally, we will be subject to competition with companies with greater resources.  Due to these factors, we may be unable to achieve profitability in this new line of business.

We face intense competition, which could have an adverse effect on our business, financial condition and results of operations.

The online publishing and content and platform development services markets are highly competitive.  We encounter significant competition across our business lines and in each market in which we offer our products and services.

In the online publishing market, we expect that our competitors include:

▪	United States: traditional Internet companies like Yahoo! and AOL, and web portals that focus on specific category verticals such as Demand Media, WebMD and About.com;

▪	China: national Internet portals such as Baidu, Shanda Interactive Entertainment, Sina, sohu.com and tom.com; and

▪	Brazil: national websites such as Terra.

In the content and platform services markets we are subject to competition from other website service providers.  Website service providers vary in their offerings and the market is highly competitive due to low barriers to entry and a large number of competitors. With respect to our social media technology platforms, we compete with companies such as Disqus and Jive Software.

Many of our competitors have more experience, resources and website visitors than us.  In the online publishing and content and platform services markets, many of our competitors have been providing similar services for an extended period of time, and have developed established brands, reputations, offerings, and client bases.

We may not succeed in marketing and monetizing our assets to potential customers or developing strategic partnerships for the distribution of our products and services.

Our plans to market and monetize our assets in the United States are still relatively new, and we have limited experience in owning and operating websites in the United States.  We may not be successful in establishing a customer base of our owned and operated websites or strategic partnerships for our services.  If we are not successful in developing, releasing and/or marketing these owned and operated websites and services on a profitable basis, our results of operations would be materially and adversely affected.  Moreover, we may not have the resources available to simultaneously continue development of operations in China and Brazil.  Accordingly, there may be a delay in developing such operations or we might decide not to pursue these markets, which could affect our business, financial condition, results of operations and cash flows.

Our sublicensed content is subject to the terms and conditions of agreements between HowStuffWorks and third parties.

Under the terms of our contribution agreements, HowStuffWorks transferred and contributed to us all rights, but only those rights, that belong to and are held by HowStuffWorks pursuant to third party licenses.  Some of those licenses, including those with Publications International, Ltd., contain restrictions on the use of content and termination provisions for breaches of the license agreements.  Accordingly, a breach of any third party license by HowStuffWorks may cause us to lose our license with such third party, which could have a material adverse effect on the implementation of our business plan, value of our content offering, financial condition, results of our operations and cash flows.

Risks Relating to Remark Media

We have a history of operating losses and if we do not reach profitability, we may not be able to fund and operate our businesses.

Although Remark Media was founded in 2006, our business strategy is still evolving, and we have a limited operating history. We are in varying development stages of our businesses, including content and platform services, online publishing and international and domestic digital markets, with a limited operating history upon which investors and others can evaluate our current business and prospects.  We have had operating losses in each year of our operations. If we are not able to reach profitability, we may not be able to fund our operations in the future.

Because of our limited operating history and the ongoing development of our business, we will have limited insight into trends and conditions that may exist or emerge and affect our business, especially with respect to the content and platform services and online publishing market.  Our content and platform service agreements with Sharecare and Discovery Communications, which represented approximately 97% of our revenues for 2011, expired in December 2011. The Content and Platform Services business will have no revenues unless we enter into new services agreements with new customers. We cannot be certain that our business strategy will be successful or that it will successfully address these risks.  Any failure by us to successfully implement our new business plans could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Acquisitions, business combinations and other transactions present integration risk and may have negative consequences for our business and our stockholders.

We plan to continuously monitor certain strategic acquisition opportunities. On February 26, 2012, we entered into an agreement and plan of merger with Banks.com, Inc., pursuant to which Banks.com would become a wholly-owned subsidiary of Remark Media. The process of integrating acquired businesses into our existing operations may result in unforeseen difficulties and liabilities and may require a disproportionate amount of resources and management attention.  Difficulties that we encounter in integrating the operations of acquired businesses could have a material adverse effect on our business, financial condition, results of operations and cash flows.  Moreover, we may not realize any of the anticipated benefits of an acquisition and integration costs may exceed anticipated amounts.  We may enter into joint ventures, strategic alliances or similar arrangements with third parties.  These transactions result in changes in the nature and scope of our operations and changes in our financial condition.  Financing for these transactions may come from cash on hand, proceeds from the issuance of additional common or preferred stock or proceeds from debt financing.

The issuance of additional equity or debt securities could:

▪	cause substantial dilution of the percentage ownership of our stockholders at the time of the issuance;

▪	cause substantial dilution of our earnings per share;

▪	subject us to the risks associated with increased leverage and additional interest costs;

▪	subject us to restrictive covenants that could limit our flexibility in conducting future business activities; and

▪	adversely affect the prevailing market price for our outstanding securities.

Our investment in Sharecare’s equity securities involves a substantial degree of risk.

Sharecare is a recently-formed company with limited history of operations.  Its prospects must be considered in light of the many risks, uncertainties, expenses, delays and difficulties encountered by companies in their early stages of development.  Moreover, Sharecare operates in the highly competitive internet industry and might not achieve profitability or consumer acceptance in the near term, if ever. Our investment in Sharecare’s equity securities is illiquid and might fail to appreciate and might decline in value or become worthless.  It is unlikely our Sharecare equity securities will pay current dividends, and our ability to realize a return on our investment, as well as to recover our investment, will be dependent on the success of Sharecare.

Even if Sharecare is successful, our ability to realize the value of our investment might be limited.  Because it is a private company, there is no public market for Sharecare’s securities, and the Sharecare securities are subject to restrictions on resale that might prevent us from selling these securities during periods in which it would be advantageous to do so.  As a result, we might have to wait for a liquidity event, such as a public offering or the sale of Sharecare, to realize the value of our investment, if any.  A liquidity event is not expected in the near term.

We account for our investment in Sharecare under the equity method of accounting and we record our proportionate share of Sharecare’s net income or loss. It is likely that Sharecare will need to raise additional capital, or make additional acquisitions, and our equity position in Sharecare may be diluted if Sharecare issues additional equity, options, or warrants.  If Sharecare makes a capital call of its existing equity holders, our position may be diluted if we choose not to contribute additional capital. We continually evaluate the facts and circumstances related to our investment in Sharecare to assess the need for change in accounting method.  In November 2010, we acquired an option to purchase 13,089 shares in Sharecare. The option expired on July 30, 2011.  Our interest ownership in Sharecare was 15.8% at December 31, 2011.

We may not have sufficient liquidity to support the ongoing development and growth of our businesses.

The Company is in the process of developing and launching new content vertical websites as well as a website services business.  We currently operate at a loss and with a substantial negative cash flow from operations.  While we believe that our cash resources on hand at the time of this filing including the proceeds from our recent financing transactions, are sufficient to fund the launch and early growth of these businesses for a period of at least 12 months, our cash resources are not necessarily sufficient to fund these businesses for an extended period beyond that unless revenues increase significantly or we find additional sources of capital, neither of which can be assured.  Additionally, the development of new content vertical websites may require additional sources of capital for the Company.  Our management and directors continue to evaluate our progress and likelihood of success in each of our markets, and our ability to raise additional capital, against the relative value of our resources and other opportunities.  Accordingly, we  implemented cost saving measures in 2011 related to our Atlanta, Brazil and China operations in order to focus our limited resources in building our new content verticals, and we might decide to implement further cost savings measures or suspend our activities in one or more of our markets.  We may also need to raise additional funds for our business or the development of new initiatives, which may be dilutive to our stockholders.

We may need to raise additional funds in the future to support expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities.  If required, we may attempt to raise such additional funds through public or private debt or equity financing, strategic relationships or other arrangements similar to the revolving credit agreement entered into in March 2011 and which expired on March 3, 2012. In addition, there can be no assurance that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to our stockholders. For further details regarding our liquidity, refer to our “Liquidity and Capital Resources” section of the “ Management’s Discussion and Analysis” included in this proxy statement/prospectus.

If we do not scale and adapt our business to technological needs of increased traffic and technological changes, it could cause inefficiencies or disruptions on our websites and loss of users, contributors, and advertisers.

As our business grows, our technological and network infrastructure must keep in-line with our traffic and advertiser needs. Future demand is difficult to forecast and we may not be adequately able to handle large increases unless we spend substantial amounts to augment our ability to handle increased traffic. Additionally, the implementation of increased network capacity contains some execution risks and may lead to ineffectiveness or inefficiency. This could lead to a diminished experience for our consumers and advertisers and damage our reputation and relationship with them, leading to lower marketability and negative effects on our operating results. Moreover, the pace of innovative change in network technology is fast and if we do not keep up, we may lag behind competitors. The costs of upgrading and improving technology could be substantial and negatively affect our business, financial condition, results of operations and cash flows.

We are vulnerable to failures of third party network and technology providers who may fail to provide adequate services in the future. This could cause technical problems or failure of our websites or traffic which could inhibit our revenues or damage our reputation and relationships with users, advertisers, and content providers.

We rely on many third party businesses for technological, network, and expert services. Our ability to operate successfully depends on the successful operation of these third party businesses, which carry their own risks. If one of our third party vendors fails to deliver expected services, our websites and business could suffer operating problems or temporary failures. If there is a problem or failure with our websites, it could hurt our ability to advertise and damage our reputation with consumers and advertisers.

We utilize third party services to host our websites. If one of these third parties experiences a failure, it could cause the failure of our websites, which may cause material adverse effects to our business. Additionally, a termination of our hosting agreements or failure to renew on favorable terms could affect our business. Shifting hosting services could require management focus and time and potentially disrupt operations of our websites.

In addition, as operators of content websites reliant on user traffic to sell advertising, our users must have adequate and functioning internet access. Technical problems with internet access providers such as cable, DSL satellite or mobile companies may inhibit user access to our websites and slow traffic. Such events as power outages caused by blackouts, brown outs, storm outages or other power issues could also cause loss of user access to our websites.

Our network operations may be vulnerable to hacking, viruses and other disruptions, which may make our products and services less attractive and reliable.

User traffic to our owned and operated websites could decline if any well publicized compromise of our security occurs.  “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment.  Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service.  We may be required to expend capital and other resources to protect our owned and operated websites against hackers.  If our security measures are breached as a result of third party action, employee error or otherwise, we could incur liability and our reputation would be damaged, which could lead to the loss of current and potential customers. If we experience any breaches of our network security or sabotage, we might be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Because techniques used by outsiders to obtain unauthorized network access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We cannot ensure that any measures we may take will be effective.  In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability, as well as materially damage our reputation and decrease our user traffic.

We are subject to many government laws and regulations which could subject us to claims if we do not comply with such laws and regulations which could affect our reputation, business and financial position.

We are subject to a variety of laws and regulations regarding our business both within the United States, and in foreign territories in which we operate. Laws and regulations of particular importance to our business relate to: privacy, information security, intellectual property and other copyright, freedom of expression, domain registration, content distribution, and advertising. In particular, as a content company we may not be particularly protected from the Digital Millennium Copyright Act for infringing content posted on our website if we are not fully in compliance with the statutory requirements of this act.

Our failure to comply with these regulations may result in claims against us or other liabilities. Such liabilities could be substantial and adversely affect our operations, reputation and financial condition. We may incur substantial legal expenses and management resources may be required to defend against such claims, even if meritless.

We are exposed to unique risks from operations in Emerging Market countries, including Brazil and China which could affect our operations in these countries.

Our international operations expose us to a wide variety of risks including increased credit risks, customs duties, import quotas and other trade restrictions, potentially greater inflationary pressures, and the risk of failure or material interruption of wireless  systems and services.  Changes may occur in foreign trade and investment laws in the territories and countries where we will operate.  United States laws and regulations relating to investment and trade in foreign countries could also change to our detriment.  Any of these factors could adversely affect our revenues and profits.

We are subject to risk of political instability and trade sanctions within China.  China has traditionally been a closed market with strict political controls.  As China shifts to a market economy, growing economic and social freedoms may conflict with the more restrictive political and governmental policies.  In addition, democratic countries throughout the world have, from time to time, attempted to use economic and other sanctions to achieve political or social change in other countries.  Each of these factors could result in economic sanctions, economic instability, the disruption of trading and war within China and the Asia Pacific Rim, any of which could result in our inability to conduct business operations in China.

In the past, the Brazilian government has intervened in the Brazilian economy and occasionally made drastic changes in economic policy.  The Brazilian government’s actions to control inflation and affect other policies have included high interest rates, wage and price controls, currency devaluations, capital controls and limits on exports, among other actions.  Our business, financial condition, results of operations, cash flows, prospects and the market price of our securities may be adversely affected by changes in Brazilian government policies, as well as general economic factors, including:

▪	currency fluctuations;

▪	exchange controls and restrictions on remittances abroad, such as those that were briefly imposed on such remittances (including dividends) in 1989 and in the beginning of 1990;

▪	inflation;

▪	price instability;

▪	energy policy;

▪	interest rate increases;

▪	liquidity of domestic capital and lending markets;

▪	changes in tax policy; and

▪	other political, domestic, social and economic developments in or affecting Brazil.

Also, the President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses operating in Brazil.  We have no control over, and cannot predict what policies or actions the Brazilian government may take in the future.

Further risks relating to international operations include, but are not restricted to, unexpected changes in legal and regulatory requirements, changes in tariffs, exchange rates and other barriers, political and economic instability, possible effects of war and acts of terrorism, difficulties in accounts receivable collections, difficulties in managing distributors or representatives, difficulties in staffing and managing international operations, difficulties in protecting our intellectual property overseas, seasonality of sales and potentially adverse tax consequences.  Any of these factors could adversely affect our revenues and profits. Additional risks include, but are not limited to the following:

▪
We may not succeed in marketing and monetizing our international assets to potential customers or developing strategic partnerships for the distribution of our websites and services. Our plans to market and monetize our assets in the Chinese and Brazilian online markets through the Internet are still relatively unproven.

▪
The state of the Internet infrastructure in Emerging Markets may limit our growth in these countries. The Internet infrastructures in Emerging Market countries, including China and Brazil, are not well developed and are subject to regulatory control and, in the case of China, ownership by the Chinese government.  The cost of Internet access is high relative to the average income in Emerging Market countries.  Failure to further develop these infrastructures could limit our ability to grow.  Alternatively, as these infrastructures improve and Internet use increases, we may not be able to scale our systems proportionately.  Our reliance on these infrastructures makes us vulnerable to disruptions or failures in service, without sufficient access to alternative networks and services.  Such disruptions or failures could reduce our user satisfaction.

▪
We may be sensitive to a slowdown in economic growth or other adverse changes in the China and Brazil economies.  This is particularly true in light of current financial and economic uncertainties.  In response to adverse economic developments, companies have reduced spending on marketing and advertising.  As a result, a slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in China or Brazil may materially reduce the demand for our services and materially and adversely affect our business.

▪	Our Emerging Market operations subject us to other regulatory risks including unpredictable governmental regulation in China and Brazil.

▪
Although Remark Media is incorporated in the State of Delaware, we have operations located in Brazil and the PRC.  As a result, it may be difficult for investors to enforce outside the United States any actions brought against us or our officers and directors in the United States, including actions predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States.  There is doubt as to the enforceability in Brazil and the PRC, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state of the United States.

Additional specific risks related to conducting business in China could affect our business operations in that country.

The economy of China differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in a number of respects, including:

▪	structure;

▪	level of government involvement;

▪	level of development;

▪	level of capital reinvestment;

▪	growth rate;

▪	control of foreign exchange; and

▪	methods of allocating resources.

Since 1949, China has been primarily a planned economy subject to a system of macroeconomic management.  Although the Chinese government still owns a significant portion of the productive assets in China, economic reform policies since the late 1970s have emphasized decentralization, autonomous enterprises and the utilization of market mechanisms.  We cannot predict what affects the economic reform and macroeconomic measures adopted by the Chinese government may have on our business or results of operations. Specific risks which could affect our business in China include:

▪
Regulation and censorship of information collection and distribution in China may adversely affect our business. China has enacted regulations governing Internet access and the distribution of news and other information.  Furthermore, the Propaganda Department of the Chinese Communist Party has been given the responsibility to censor news published in China to ensure, supervise and control a particular political ideology.  Periodically, the Ministry of Public Security has stopped the distribution over the Internet of information which it believes to be socially destabilizing.  The Ministry of Public Security has the authority to cause any local Internet service provider to block any website maintained outside China at its sole discretion.  If the PRC government were to take action to limit or eliminate the distribution of information through our portals or to limit or regulate current or future applications available to users of our portals, our business would be adversely affected.

▪
PRC laws and regulations related to the PRC Internet sector are unclear and will likely change in the near future.  If we are found to be in violation of current or future PRC laws or regulations, we could be subject to severe penalties.

▪
The PRC regulates its Internet sector by making pronouncements or enacting regulations regarding the legality of foreign investment in the PRC Internet sector and the existence and enforcement of content restrictions on the Internet.  There are substantial uncertainties regarding the interpretation of current PRC Internet laws and regulations. If we are found to be in violation of any existing or future PRC laws or regulations, the relevant PRC authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

-	levying fines;
-	confiscating our income;
-	revoking our business licenses;
-	pursuing criminal sanctions against our business and personnel;
-	shutting down our servers and/or blocking our websites;
-	requiring us to restructure our ownership structure or operations; and
-	requiring us to discontinue any portion or all of our Internet business based in China.

▪	A 2006 regulation establishes more complex procedures in the PRC for acquisitions conducted by foreign investors, which could make it more difficult for us to pursue growth through acquisitions.

▪
The online advertising markets in China and Brazil are still developing and present risk to our revenues to be generated from our online publishing business. We do not expect our online publishing businesses in China and Brazil to derive significant revenue from online advertisements in the near term. The online advertising markets in China and Brazil are still developing, and future growth and expansion of these markets is uncertain. In February and September 2011, we implemented certain cost-saving measures in our Brazil and China operations, respectively, to bring costs in line with expected revenues while searching for strategic media partners in both countries and consideration of other strategic alternatives.  These measures have also had an impact on our trend of revenues in both countries which would impact our financial condition, results or operations and cash flows generated in these countries.

▪
Potential additional Chinese regulation could affect our business in China. The Ministry of Information Industry, the Chinese governmental agency that regulates the Internet in China, promulgated a directive effective January 31, 2008, providing that online videos can only be broadcast or streamed by state-owned or controlled companies.  Subsequently, the Ministry of Information Industry acted to provide exceptions for certain non-state-owned or controlled companies.  While it is possible that our Chinese website would not be permitted to display online videos, which could have a material effect on the content provided on such website, it is not yet clear what, if any, effect this regulation has upon our business in China.

▪	New political and economic policies of the PRC government could affect our business.

▪
The PRC legal system embodies uncertainties which could limit the legal protections available to us. The PRC legal system is a civil law system based on written statutes.  Unlike common law systems, it is a system in which decided legal cases have little precedential value.  In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  We are subject to laws and regulations applicable to foreign investment in mainland China.  However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties.  These uncertainties could limit the legal protections available to us and other foreign investors.

Any of these actions could have an adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to risks arising from some of our revenue being denominated in currencies other than the U.S. dollar. Restrictions on currency exchange may limit our ability to utilize our revenues effectively. Fluctuations in currency exchange rates may cause our foreign revenues to be unpredictable and fluctuate quarterly and annually.

Some of our revenues and operating expenses may be denominated in Chinese Renminbi .  Currently, we may purchase foreign exchange for settlement of “current account transactions” without the approval of the SAFE.  We may also retain foreign exchange in our current account (subject to a ceiling approved by the SAFE) to satisfy foreign exchange liabilities or to pay dividends.  However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase and retain foreign currencies in the future.

Additionally, some of our revenues and operating expenses may be denominated in Brazilian Reais .  Brazilian law allows the Brazilian government to impose restrictions on the conversion of the Real into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil.  The government may impose such restrictions whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to foresee a serious imbalance.  The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990.  The likelihood that the Brazilian government would impose such restrictions again depends on the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy toward the International Monetary Fund and other factors.

Since a portion of our revenues may be denominated in Renminbi , existing and future restrictions on the exchange of Renminbi to other currencies may limit our ability to use revenue generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.  Similarly, in the event that a significant amount of our revenues are denominated in Reais , any future restrictions on the exchange of Reais for other currencies or the remittance to foreign investors of proceeds from their investments in Brazil may limit our ability to use revenue generated in Reais to fund our business activities outside Brazil, or expenditures denominated in foreign currencies.

Currency fluctuations, devaluations and exchange restrictions may adversely affect our liquidity and results of operations.  In some countries, local currencies are not readily converted into Euros or U.S. dollars (or other “hard currencies”) or are only converted at government controlled rates, and, in some countries, the transfer of hard currencies offshore has been restricted from time to time.  Very limited hedging transactions are available in China to reduce its exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.  While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure, if at all.  Our revenues as expressed in our U.S. dollar financial statements will decline in value if Renminbi or Reais depreciate relative to the U.S. dollar to the extent we have revenues in China or Brazil.  In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into U.S. dollars or by Brazilian exchange control regulations that restrict our ability to convert Reais into U.S. dollars.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

We regard our copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success.  Unauthorized use of our intellectual property by third parties may adversely affect our business and reputation.  We rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, customers, business partners and others to protect our intellectual property rights.  Despite our precautions, it is possible for third parties to obtain and use our intellectual property without authorization.  Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet related industries are uncertain and still evolving.  In particular, the laws of the PRC and Brazil are uncertain or do not protect intellectual property rights to the same extent as do the laws of the United States.  Moreover, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others.  Future litigation could result in substantial costs and diversion of resources.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and, if determined adversely against us, materially disrupt our business.

We cannot be certain that our brands and services will not infringe valid patents, copyrights or other intellectual property rights held by third parties.  We may in the future be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business.  In particular, if we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and may incur licensing fees or be forced to develop alternatives.  We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit.  Successful infringement claims against us may result in substantial monetary liability or may materially disrupt the conduct of our business.

If we are not able to attract and retain key management, we may not successfully integrate the contributed assets into our historical business or achieve our other business objectives.

We will depend upon our senior management for our business success.  The loss of the service of any of the key members of our senior management may significantly delay or prevent the integration of the contributed assets and other business objectives.  Our ability to attract and retain qualified personnel, consultants and advisors will be critical to our success.  We may not be able to attract and retain these individuals, and our failure to do so would adversely affect our business.

We may have additional tax liabilities if tax positions we have taken in prior years are challenged.

Although the company has not been a substantial tax payer to date, we and our subsidiaries are subject to taxes in the United States and various foreign jurisdictions.  We believe that our tax returns appropriately reflected our tax liability when those tax returns were filed.  However, applicable tax authorities may challenge our tax positions.  Any successful challenge to one or more of our prior tax positions could result in a material tax liability to us or to one or more of our subsidiaries, including INTAC, for one or more prior years.

We could incur asset impairment charges for intangible assets or other long-lived assets.

We have intangible assets and other long-lived assets, therefore future lower than anticipated financial performance or changes in estimates and assumptions, which in many cases require significant judgment, could result in impairment charges.  We test intangible assets that are determined to have an indefinite life for impairment during the fourth quarter of each fiscal year, and assess whether factors or indicators, such as unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, become apparent that would require an interim test.  Adverse changes in the operating environment and related key assumptions used to determine the fair value of our indefinite lived intangible assets or declines in the value of our common stock may result in future impairment charges for a portion or all of these assets. In September 2011, we recorded an impairment charge of $0.38 million resulting from our analysis of a triggering event tied to the strategic reductions in investment in our China operations to better align expenses to the revenues being generated at this time. If any of the assumptions used in the analysis change in the future, an impairment charge for a portion or all of the assets may be required. In addition, in December 2010, we recorded an impairment charge of $0.5 million, primarily because of changes in our assumptions as to the time and cost required to obtain licenses to operate in China similar to the ones we currently hold. An additional impairment charge could have a material adverse effect on our business, financial position and results of operations, but would not be expected to have an impact on our cash flows or liquidity. The fair value of the license to operate in China was $0.1 million at December 31, 2011.

Our internal control over financial reporting and our disclosure controls and procedures may not prevent all possible errors that could occur.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be satisfied.  Internal control over financial reporting and disclosure controls and procedures are designed to give a reasonable assurance that they are effective to achieve their objectives.  We cannot provide absolute assurance that all of our possible future control issues will be detected.  These inherent limitations include the possibility that judgments in our decision making can be faulty, and that isolated breakdowns can occur because of simple human error or mistake.  The design of our system of controls is based in part upon assumptions about the likelihood of future events, and there can be no assurance that any design will succeed absolutely in achieving our stated goals under all potential future or unforeseeable conditions.  Because of the inherent limitations in a cost effective control system, misstatements due to error could occur and not be detected.

In our quarterly report on Form 10-Q for the period ended September 30, 2011, we disclosed that the former Chief Executive Officer (“CEO”) and former Chief Financial Officer (“CFO”) concluded that during the third quarter 2011 we did not maintain effective controls over the accounting for a nonmonetary change of interest ownership gain related to equity method investments. This control deficiency resulted in the restatement of our condensed consolidated financial statements originally reported in our Quarterly Report on Form 10-Q for the period ended June 30, 2011. Accordingly, the CEO and CFO at the time of filing determined that this control deficiency constitutes a material weakness as of September 30, 2011.

Our current CEO and management have taken appropriate measures to remediate the material weakness noted above. These enhanced control procedures over unusual investee transactions and related process improvements, have remediated this material weakness. The Company updated its accounting policies to require recognition of a non-cash change in interest gain or loss upon the issuance of equity in exchange for nonmonetary assets for equity-method investments in the period the equity issuance occurs. If the fair value of nonmonetary assets or the equity issued is not determined at the time of the transaction, the Company will record an estimate to reflect the gain or loss resulting from the change in interest ownership. In addition, the Company updated its procedures to require having periodic communications with its equity-method investees for review of the investees’ financial results and inquiring on key events or unusual transactions and ensuring the financial statements are prepared in accordance with GAAP.  Our management, with the participation of our Chief Executive Office, evaluated the effectiveness of our disclosure controls and procedures and concluded that our disclosure controls and procedures were effective as of March 31, 2012.

We are not required to have our independent auditors attest to the effectiveness of our internal controls over our financial reporting.

The Sarbanes-Oxley Act of 2002 requires public companies to have and maintain effective internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements, and have management review the effectiveness of those controls on an annual basis. We are required to comply with these requirements, but as a “smaller reporting company,” as defined by SEC rules, we are not required to have our independent auditors attest to the effectiveness of our internal controls over our financial reporting.  As a result, we may not have comparable procedures in place as compared to other larger public companies.

Our operations are vulnerable to natural disasters and other events.

While we believe we have adequate backup systems in place, we could still experience system failures and electrical outages from time to time in the future, which could disrupt our operations.  All of our servers and routers are currently hosted in a single location which poses site redundancy risk.  Although our site is a Tier 4 data center, which is composed of multiple active power and cooling distribution paths, has redundant components, is fault tolerant, and provides 99.995% availability, we do not have a documented disaster recovery plan in the event of damage from fire, flood, typhoon, earthquake, power loss, telecommunications failure, break in or similar events.  If any of the foregoing occurs, we may experience a temporary system shutdown.  If there is significant disruption or damage to the data center hosting our web servers, our ability to provide access to our websites would be interrupted.  We do not carry any business interruption insurance.  Although we carry property insurance, our coverage may not be adequate to compensate us for all losses, particularly with respect to loss of business and reputation that may occur.

Risks Relating to Remark Media’s Common Stock

There is a risk that an active and robust market for our common stock may not be available.

Our common stock is currently listed on the NASDAQ Capital Market, a robust exchange with substantial liquidity. It is not guaranteed that an active and robust market will exist for our common stock. However, if the NASDAQ Capital Market changes its listing requirements or ceases to operate in its current manner, there is no guarantee that we will be able to list on another exchange. This could severely limit the market liquidity of our stock and could adversely affect its price.

Moreover, the market for our common stock will be subject to general market economic conditions. Internet stocks in particular have exhibited extreme price fluctuations and volume volatility. In the event of adverse economic shifts in the Internet and Media stock sectors or the stock market in general, there is a risk that trading liquidity in our stock may not be available.

The market price of our stock is likely to be volatile and various factors could negatively affect the market price or market for our common stock.

The market for and price of our common stock could be affected by the following factors:

▪	general market and economic conditions;

▪	our common stock has been thinly traded; and

▪	minimal third party research is available regarding our company.

Additionally, the terms of the Discovery Merger provided that payment to HowStuffWorks stockholders for a significant portion of HowStuffWorks’ ownership of our common stock would not be paid at the October 2007 closing of the transaction and instead are payable to HowStuffWorks’ former stockholders in three semi-annual installments.  The installments were planned to begin in October 2008; however, payment had not occurred as of December 31, 2011.  Such payments will be in the form of cash or shares of Remark Media stock now held by HowStuffWorks.  Accordingly, the amount of shares of our common stock Discovery owns in the future may fall due to a combination of reasons.  All of our rights to publish HowStuffWorks content will remain effective regardless of the number of shares HowStuffWorks owns in the future.  If Discovery and HowStuffWorks’ former stockholders’  representative elect to distribute shares of our common stock to former HowStuffWorks stockholders,  a significant number of shares may be sold by such stockholders relative to the daily market trading volumes for our common stock.  These factors could also affect our common stock, and depress the market price for our common stock or limit the market for resale of our common stock.  The market price of our common stock has been volatile, particularly in the recent stock market turmoil, and is also based on other factors outside of our control.

The concentration of our stock ownership may limit individual stockholder ability to influence corporate matters.

HowStuffWorks, a subsidiary of Discovery, beneficially owns a significant percentage of our outstanding common stock and is a party of a stockholders’ agreement.  The stockholders’ agreement entitles HowStuffWorks to designate nominees to our Board of Directors.  As a result, Discovery may have the ability to influence our management and affairs and determine the outcome of matters submitted to stockholders for approval, including the election and removal of directors, amendments to the charter, approval of equity-based employee compensation plans and any merger, consolidation or sale of all or substantially all of our assets.  The interests of Discovery and its affiliates may materially conflict with the interests of other stockholders.   For as long as they exert a significant influence over our business affairs, they will have the ability to cause us to take actions that may be adverse to the interests of other stockholders or inconsistent with other stockholders’ investment objectives.

Two of our stockholders also have substantial Sharecare investments, and potential conflicts of interests could harm us.

Jeff Arnold, a member of the Board of Directors until June 2010 and former Chief of Global Digital Strategy for Discovery, the parent company of HowStuffWorks, together with Discovery beneficially own approximately 42% of our common stock at December 31, 2011.  Both Mr. Arnold and Discovery own significant interests in Sharecare.  Mr. Arnold and a representative of Discovery serve on the Board of Directors of Sharecare, and Mr. Arnold is also Chairman and Chief Executive Officer of Sharecare.  As a result, Mr. Arnold and Discovery have the ability to significantly influence and manage the affairs of both Remark Media and Sharecare and determine the outcome of matters submitted for approval to stockholders of each company.  If Remark Media and Sharecare’s interests diverge, there is a risk that Mr. Arnold or Discovery will favor actions by Sharecare that are adverse to Remark Media.

The concentration of our stock ownership, as well as our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, stockholders agreement and Delaware law contain provisions that may make our acquisition more difficult without the approval of our board of directors, which could discourage, delay or prevent a transaction involving our change of control.

As of December 31, 2011, Discovery owned approximately 42% of our outstanding shares of common stock through its HowStuffWorks subsidiary.  As a result, it will be difficult for our other stockholders to approve a takeover of us without the cooperation of Discovery.

Furthermore, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws contain anti-takeover provisions, including but not limited to the following provisions:

▪	only our Board of Directors may call special meetings of our stockholders;

▪	our stockholders may take action only at a meeting of our stockholders and not by written consent;

▪	we have authorized undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

▪
SEC Rule 14a-8 requires that we receive notice of stockholder proposals at least 120 days prior to the date of our proxy statement for the previous year’s annual meeting or we do not have to include them in our proxy materials; and

▪
for stockholder proposals not requested to be included in our proxy materials under Rule 14a-8, we require advance notice of not less than 60 nor more than 90 days prior to a meeting for the proposal to be introduced and considered.

In addition, the stockholders agreement gives HowStuffWorks the right to designate nominees to our Board of Directors.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change of control of us.  These provisions could also discourage proxy contests and make it more difficult for individual investors and other stockholders to cause us to take other corporate actions individual investors and other stockholders desire.

Section 203 of the Delaware General Corporation Law may also delay, defer or prevent a change in control that our stockholders might consider to be in their best interest.  We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits “business combinations” between a publicly-held Delaware corporation and an “interested stockholder,” which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that such stockholder became an interested stockholder.  Section 203 could have the effect of delaying, deferring or preventing a change in control of us that our stockholders consider to be in their best interest.

Resales of our common stock and additional obligations to issue our common stock may cause the market price of our stock to fall.

As of December 31, 2011, there were approximately 5,422,295 shares of our common stock outstanding, and options and warrants to purchase another approximately 989,192 shares outstanding.  At December 31, 2011, we also had reserved an additional 366,325 shares for future issuance under our equity compensation plans.  Resale of outstanding shares or issuance of new shares could depress the market price for our common stock.

If we fail to meet all listing requirements, we might not be able to remain listed on The NASDAQ Stock Market.

In September 2009, we received a notice from The NASDAQ Stock Market indicating that we no longer complied with the continued listing requirement that our shares of common stock maintain a minimum closing bid price of $1.00.  In response, we conducted a reverse stock split and regained compliance with continued listing standards.  In March 2010, the Company received a notice from The NASDAQ Stock Market indicating that we were not in compliance with the continued listing requirement that the publicly held shares of the Company, which is calculated by subtracting all shares held by officers, directors or beneficial owners of 10% or more from the total shares outstanding, maintain a minimum market value of $5,000,000.  In July 2010, the Company received a notice from The NASDAQ Stock Market indicating that it had regained compliance with this rule.  In April 2011, Remark Media received notification from the NASDAQ Stock Market indicating that the Company no longer complied with the requirements for continued listing on the NASDAQ Global Market because the Company’s stockholders’ equity has fallen below $10 million as reported on our Annual Report on Form 10-K for the year ended December 31, 2010.  The Company’s stockholders’ equity as of December 31, 2010 was $8,775,882.  The Company was allowed until May 19, 2011, to submit a plan to NASDAQ to regain compliance. Rather than submit a plan, we elected to move our listing to the NASDAQ Capital Market. Our stockholders’ equity as of December 31, 2011 was $2,693,183. We are currently in compliance with the standards of the NASDAQ Capital Market. However, there can be no assurance that we will be able to continue to satisfy the requirements to maintain a continued listing on The NASDAQ Capital Market.

Risks Relating to Banks.com, Banks.com’s Business, And Banks.com’s Industry

In the following Risk Factors section regarding Banks.com, Banks.com is also referred to as “we” or “our.

In addition to the factors discussed elsewhere in this proxy/statement and our other reports filed with the Securities and Exchange Commission, the following are important factors that could cause actual results or events to differ materially from those contained in any forward-looking statements made by us or on our behalf. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks or such other risks actually occurs, our business could be harmed.

We may require additional funding, which may not be available on favorable terms or at all.

Our future capital requirements will depend on the amount of cash generated or required by our current operations, as well as additional funds which may be needed to finance future acquisitions. Future cash needs are subject to substantial uncertainty. We cannot guarantee that adequate funds will be available when needed, and if we do not receive sufficient capital, we may be required to alter or reduce the scope of our operations. If we raise additional funds by issuing equity securities, our existing shareholders may be diluted.  Additionally, we are incurring substantial expense in connection with our pending merger transaction with Remark Media, Inc. and failure to complete that transaction would have an adverse impact on our business and financial condition.

We have incurred losses and may incur losses in the future, which may impact our ability to implement our business strategy and adversely affect our financial condition.

We cannot assure you that we will be profitable or generate sufficient profits from operations in the future. If our revenue growth does not resume, we may experience a loss in one or more future periods. We may not be able to sufficiently reduce our expenses in response to any decrease in our revenue, which may impact our ability to implement our business strategy and adversely affect our financial condition.

We face intense competition from larger, more established companies, and we may not be able to compete effectively, which could reduce demand for our services.

We compete for Internet advertising revenues with the personal finance sections of general interest sites such as Bankrate.com, Yahoo! Finance, and TheStreet.com. In addition, the online paid search market is intensely competitive. Our primary current competitors include Yahoo!, Google, Bing, Ask.com and Marchex.

Although we currently pursue a strategy that allows us to partner with owners of web properties and search engines, our current and future advertising and distribution network partners, including InfoSpace and their paid search providers, Google, Yahoo! Search Marketing and Ask.com, may view us as a threat to their own internal paid search services.

Nearly all our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may secure more favorable revenue sharing arrangements with network distributors, devote greater resources to marketing and promotional campaigns, adopt more aggressive growth strategies and devote substantially more resources to website and systems development than we do. In addition, the Internet media and search industries continue to experience consolidation, including the acquisitions of companies offering finance related content and services and paid search services. Industry consolidation has resulted in larger, more established and well-financed competitors with a greater focus. If these industry trends continue, or if we are unable to compete in the Internet media and paid search markets, our financial results may suffer.

Additionally, larger companies may implement policies and/or technologies into their search engines or software that make it less likely that consumers can reach, or execute searches on, our distribution network partners’ websites and less likely that consumers will click-through on sponsored listings from our advertising network partners. The implementation of such technologies could result in a decrease in our revenues. If we are unable to successfully compete against current and future competitors or if our current advertising network partners choose to rely more heavily on their own distribution networks in the future, our operating results will be adversely affected.

We rely on our advertising network partners to provide us access to their advertisers, and if they do not or they exert significant pricing pressure on us, it could have an adverse impact on our business.

We rely on our advertising network partners to provide us with advertiser listings so that we can distribute these listings through our distribution network in order to generate revenue when a consumer click-through occurs on our advertiser network partners’ sponsored listings. For the year ended December 31, 2011, a substantial majority of our revenue was derived from our primary advertising network partner, InfoSpace, Inc. Our success depends, in part, on the maintenance and growth of our advertising network. If we are unable to develop or maintain relationships with our advertising network partners or if one or more of them exert significant pricing pressure on us, our operating results and financial condition will suffer.

We generate a substantial majority of our revenue through InfoSpace, who provides us with Google, Yahoo and other paid search results, and cannot be assured that we will ultimately collect on all of the revenue we produce.

InfoSpace provides us with paid search results from Google, Yahoo and other providers and is the source of a substantial majority of our revenue. We have had instances in the past where we have not been paid for all of the revenue we generate and we cannot assure you that this will not happen in the future. In these instances, Google, Yahoo and others have retroactively charged us back for revenue generated that they deemed to be questionable. Although we take proactive measures to mitigate these instances through the use of tools to gauge our traffic quality, these credits to our revenue come with little or no substantiation and/or support and our recourse options are limited. In these instances, we likely have already incurred traffic acquisition costs that in all probability will not be recoverable. These revenue credits and the corresponding traffic acquisition costs have adversely impacted our financial performance in the past and may again in the future.

Historically, a few of our advertising network partners and direct advertisers have provided a substantial portion of our revenue; the loss of one of these partners may have a material adverse effect on our operating results.

InfoSpace was our largest advertising network partner, accounting for a substantial percentage of our total revenue for the year ended December 31, 2011. Our agreements with InfoSpace currently run through December 31, 2012, with provisions for automatic renewals for successive one year terms, unless terminated by either party. We cannot assure you that, should these agreements fail to renew or should the contracts be terminated or modified in advance of that date, we will be able to timely replace the sponsored listings they provide us from Google, Yahoo and Ask.com. We have had similar agreements in the past that have failed to renew or been modified prior to their termination where our financial results were harmed.

If we do not maintain and grow a critical mass of advertising network partners, the value of our services could be adversely affected.

Our success depends, in part, on the maintenance and growth of a critical mass of advertising network partners and a continued interest in our performance-based advertising and search marketing services. We currently have a small number of advertising network partners. If our business is unable to achieve a growing base of advertisers through our advertising network partners, our current distribution partners may be discouraged from continuing to work with us, which may create obstacles for us to enter into agreements with new distribution partners. Any decline in the number of advertising network partners could adversely affect the value of our services and lead to a loss of revenue.

We expect that our anticipated future growth, including through potential acquisitions, may strain our management, administrative, operational and financial infrastructure, which could adversely affect our business.

A key component of our business strategy includes strengthening our competitive position in the market through potentially pursuing select strategic merger and acquisition alternatives including the acquisition of additional web properties, specifically in the financial services sector. Furthermore, we may expand our operations or market presence by pursuing acquisitions of complementary businesses, services or technologies or engaging in other strategic alliances with third parties. Integrating any newly acquired web property or company may be expensive and time-consuming. To finance any acquisition, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us, and, in the case of equity financings, would result in dilution to our shareholders. Any such transactions would be accompanied by the risks commonly encountered in such transactions, including, among others, the difficulty of assimilating operations, technology and personnel of the combined companies, the potential disruption of our ongoing business, the inability to retain key technical and managerial personnel, the inability of management to maximize our financial and strategic position through the successful integration of acquired businesses, additional expenses associated with amortization of acquired intangible assets, the maintenance of uniform standards, controls and policies, the impairment of relationships with existing employees and customers, and potential overpayment for a company or its assets. We have limited experience in these types of acquisitions, and we may not be successful in overcoming these risks or any other potential problems. We cannot assure you that we will be able to consummate any acquisitions or, if consummated, successfully integrate the operations and management of future acquisitions. If we are unable to attract and consummate acquisitions, our growth could be adversely impacted.

We may experience unforeseen liabilities in connection with acquisitions of Internet web properties, which could negatively impact our financial results.

We intend in the future to continue to acquire additional previously-owned Internet web properties. In some cases, these acquired web properties may have trademark significance that is not readily apparent to us or is not identified by us in the purchasing process. As a result we may face demands by third party trademark owners asserting infringement or dilution of their rights and seeking transfer of acquired Internet web properties under the Uniform Domain Name Dispute Resolution Policy administered by ICANN or actions under the United States Anti-Cybersquatting Consumer Protection Act.

We intend to review each claim or demand which may arise from time to time on its merits on a case-by-case basis with the assistance of counsel and we intend to transfer any rights acquired by us to any party that has demonstrated a valid prior right or claim. We cannot, however, guarantee that we will be able to resolve these disputes without litigation. The potential violation of third party intellectual property rights and potential causes of action under consumer protection laws may subject us to unforeseen liabilities including injunctions and judgments for money damages.

Regulation could reduce the value of the Internet web properties acquired or negatively impact the Internet domain acquisition process, which could significantly impair the value of acquisitions.

The acquisition of Internet web properties generally is governed by regulatory bodies. The regulation of Internet web properties in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional requirements for previously-owned Internet web properties or modify the requirements for holding Internet web properties. As a result, we might not acquire or maintain web properties that contribute to our financial results in the same manner as reflected in the historical financial results of the acquired businesses. A failure to acquire or maintain such Internet web properties once acquired could adversely affect our financial results and our growth. Any impairment in the value of acquired businesses could have a material adverse effect on our operating results.

Our quarterly results of operations might fluctuate due to seasonality, which could adversely affect our growth rate and in turn the market price of our securities.

Our quarterly results have fluctuated in the past and will likely fluctuate in the future due to seasonal fluctuations in the level of Internet usage. As is typical in the Internet search industry, the second and third quarters of the calendar year generally experience relatively lower usage than the first and fourth quarters. It is generally understood that during the spring and summer months of the year, Internet usage is lower than during other times of the year, especially in comparison to the fourth quarter of the calendar year. The extent to which usage may decrease during these off-peak periods is difficult to predict. Prolonged or severe decreases in usage during these periods may adversely affect our growth rate and in turn the market price of our securities. In addition, we expect the revenues associated with our website www.irs.com to be largely seasonal in nature, with peak revenues occurring during January through April, corresponding to the U.S. tax season.

If we fail to detect click-through fraud, we could lose the confidence of our advertising network partners, thereby causing our business to suffer.

We are exposed to the risk of fraudulent or illegitimate clicks on our direct ads and our sponsored listings. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in pay-per-click advertising programs because the fraudulent clicks will not lead to revenue for the advertisers. As a result, our advertising network partners may become dissatisfied with us, which could lead to loss of advertising network partners and revenue.

We could be liable for breaches of security on our website.

A fundamental requirement for e-commerce is the secure transmission of confidential information over public networks. Although our systems and processes are designed to protect consumer information and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results.

If the market for our services decreases it will have a material adverse effect on our business, prospects, financial condition and results of operations.

Internet marketing and advertising, in general, and paid search advertising, in particular, are in the early stages of development. Our future revenue and profits are substantially dependent upon the continued widespread acceptance, growth, and use of the Internet and other online services as effective advertising mediums. Many of the largest advertisers have generally relied upon more traditional forms of media advertising and have only limited experience advertising on the Internet. Paid search, in particular, is still in an early stage of development and may not be accepted by consumers for many reasons including, among others, that consumers may conclude that paid search results are less relevant and reliable than non-paid search results, and may view paid search results less favorably than search results generated by non-paid search engines. If consumers reject our paid search services, or commercial use of the Internet generally, and the number of click-throughs on listings in our distribution network decreases, the commercial utility of our search services could be adversely affected.

We face significant competition from traditional media companies which could adversely affect our future operating results.

We also compete with traditional media companies for advertising. Most advertisers currently spend only a small portion of their advertising budgets on Internet advertising. If we fail to persuade existing advertisers to retain and increase their spending with us and if we fail to persuade new advertisers to spend a portion of their budget on advertising with us, our revenues could decline and our future operating results could be adversely affected.

If we do not continue to innovate and provide products and services that are useful to users, we may not remain competitive, and our revenues and operating results could suffer.

Our success depends on providing products and services that people use for a high quality Internet experience. Our competitors are constantly developing innovations in web search, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our web search technology and our existing products and services and introduce new high-quality products and services that people can easily and effectively use. If we are unable to ensure that our users and customers have a high quality experience with our products and services, then they may become dissatisfied and move to competitors’ products and services. In addition, if we are unable to predict user preferences or industry changes or if we are unable to modify our products and services on a timely basis, we may lose users and advertisers. Our operating results would also suffer if our innovations are not responsive to the needs of our users and advertisers, are not appropriately timed with market opportunity or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are perceived to be, substantially similar to or better than those generated by our search services. This may force us to compete in different ways with our competitors and to expend significant resources in order to remain competitive.

Our technical systems are vulnerable to interruption and damage that may be costly and time-consuming to resolve and may harm our business and reputation.

A disaster could interrupt our services for an indeterminate length of time and severely damage our business, prospects, financial condition and results of operations. Our systems and operations are vulnerable to damage or interruption from:

▪	fire;

▪	floods;

▪	network failure;

▪	hardware failure;

▪	software failure,

▪	power loss;

▪	telecommunications failures;

▪	break-ins;

▪	terrorism, war or sabotage;

▪	computer viruses;

▪	denial of service attacks;

▪	penetration of our network by unauthorized computer users and “hackers” and other similar events;

▪	natural disaster; and

▪	other unanticipated problems.

We may not have developed or implemented adequate protections or safeguards to overcome any of these events. We also may not have anticipated or addressed many of the potential events that could threaten or undermine our technology network. Any of these occurrences could cause material interruptions or delays in our business, result in the loss of data or render us unable to provide services to our customers. In addition, if a person is able to circumvent our security measures, he or she could destroy or misappropriate valuable information or disrupt our operations. We have deployed firewall hardware intended to thwart hacker attacks. Although we maintain property insurance and business interruption insurance, our insurance may not be adequate to compensate us for all losses that may occur as a result of a catastrophic system failure or other loss, and our insurers may not be able or may decline to do so for a variety of reasons.

If we fail to address these issues in a timely manner, we may lose the confidence of our advertising network partners, our revenue may decline and our business could suffer. In addition, as we expand our service offerings and enter into new business areas, we may be required to significantly modify and expand our software and technology platform. If we fail to accomplish these tasks in a timely manner, our business and reputation will likely suffer.

New technologies could block our ads, which would harm our business.

Technologies may be developed that can block the display of our ads. Most of our revenues are derived from fees paid to us by advertisers in connection with the display of ads on web pages. As a result, ad-blocking technology could, in the future, adversely affect our operating results.

We rely on third party technology, server, software and hardware providers, and a failure or termination of service by these providers could adversely affect our business and reputation.

We rely upon third party dedicated server hosting providers to host our main servers, network infrastructure, and security infrastructure and expect to continue to do so. We also rely on third party providers for components of our technology platform, such as software providers, software libraries, outsourced software development, domain name registrars and Domain Name Server (DNS) services. Our systems and operations are vulnerable to damage or interruption from human error, fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, and similar events. While the facilities housing our servers provide redundant HVAC, power and Internet connectivity, in the past, we have experienced short-term outages in the service maintained by certain of our current dedicated hosting and co-location providers. A failure or limitation of service or available capacity by any of these third party providers could adversely affect our business and reputation. We do not presently have multi-location redundancy and our business interruption insurance may be insufficient to compensate us for losses that may occur.

In addition, if any of these third party providers cease operations for any reason or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against these providers in the event of a failure of service, failure of their infrastructure and/or failure of their security systems.

We also rely on third party software providers to develop, support and maintain some of our core systems. If our relationships with any of these third party software providers is disrupted or terminated, we would be forced to seek new providers who offer similar services. There is no guarantee that we’ll be able to secure such services in a timely manner and business disruptions could ensue as a result.

We depend on the growth of the Internet and Internet infrastructure for our future growth and any decrease or less than anticipated growth in Internet usage could adversely affect our business prospects.

Our future revenue and profits, if any, depend upon the continued widespread use of the Internet as an effective commercial and business medium. Factors which could reduce the widespread use of the Internet include:

▪	possible disruptions or other damage to the Internet or telecommunications infrastructure;

▪	failure of the individual networking infrastructures of our advertising network and distribution network partners to alleviate potential overloading and delayed response times;

▪	a decision by merchant advertisers to spend more of their marketing dollars in offline areas;

▪	increased governmental regulation and taxation; and

▪	actual or perceived lack of security or privacy protection.

In particular, concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services, especially online commerce. In order for the online commerce market to develop successfully, we and other market participants must be able to transmit confidential information, including credit card information, securely over public networks. Any decrease or less than anticipated growth in Internet usage could have a material adverse effect on our business prospects.

Our executive officers and certain key personnel are critical to our success, and the loss of these officers and key personnel could harm our business.

Our performance is substantially dependent on the continued services and performance of our executive officers and other key personnel, including Daniel M. O’Donnell, our Chief Executive Officer, and Steven Ernst, our Chief Technology Officer. Our performance also depends on our ability to retain and motivate our officers and key employees. The loss of the services of any of our officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and we  cannot assure you that we will be successful in attracting and retaining such personnel. The failure to attract and retain our officers or the necessary technical, managerial and marketing personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.

We anticipate that significant expansion of our present operations will be required to capitalize on potential growth in market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. We expect to add a significant number of additional key personnel in the future, including key managerial and technical employees who will have to be fully integrated into our operations. In order to manage our growth, we will be required to continue to implement and improve our operational and financial systems, to expand existing operations, to attract and retain superior management, and to train, manage and expand our employee base. We cannot assure you that we will be able to effectively manage the expansion of our operations, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to successfully implement our business plan. If we are unable to manage growth effectively, our business, financial condition and results of operations could be materially adversely affected.

We may be subject to intellectual property claims that create uncertainty about ownership of technology essential to our business and divert our managerial and other resources.

There has been a substantial amount of litigation in the technology industry regarding intellectual property rights. We cannot assure you that third parties will not, in the future, claim infringement by us with respect to our current or future services, trademarks or other proprietary rights. Our success depends, in part, on our ability to protect our intellectual property and to operate without infringing on the intellectual property rights of others in the process. There can be no guarantee that any of our intellectual property will be adequately safeguarded, or that it will not be challenged by third parties. We may be subject to patent infringement claims or other intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical technologies.

We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could cause us to pay substantial damages, including treble damages if we willfully infringe, and, also, could put our patent applications at risk of not being issued.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If investors perceive these results to be negative, it could have an adverse effect on the trading price of our common stock.

Any intellectual property litigation could negatively impact our business by diverting resources and management attention away from other aspects of our business and adding uncertainty as to the ownership of technology and services that we view as proprietary and essential to our business. In addition, a successful claim of patent infringement against us and our failure or inability to obtain a license for the infringed or similar technology on reasonable terms, or at all, could have a material adverse effect on our business.

Failure to adequately protect our intellectual property and proprietary rights could harm our competitive position.

Our success is substantially dependent upon our proprietary technology. We rely on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality agreements and technical measures, to  protect our proprietary rights. Although we have filed patent applications and provisional patents on certain parts of our technology, much of our proprietary information may not be patentable, and we do not currently possess any patents. We cannot assure you that we will develop proprietary technologies that are patentable or that any pending patent applications will be issued or that their scope is broad enough to provide us with meaningful protection. We cannot assure you that we will be able to secure significant protection for our trademarks. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology or duplicate our services or design around patents issued to us or our other intellectual property rights. If we are unable to adequately protect our intellectual property and proprietary rights, our business and our operations could be adversely affected.

We are susceptible to general economic conditions, and a downturn in advertising and marketing spending by merchants could adversely affect our operating results.

Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact merchant-consumer transactions. If there were to be a general economic downturn that affected consumer activity in particular, however slight, then we would expect that business entities, including merchant advertisers, could substantially and immediately reduce their advertising and marketing budgets. We believe that during periods of lower consumer activity, merchant spending on advertising and marketing is more likely to be reduced, and more quickly, than many other types of business expenses. These factors could cause a material adverse effect on our operating results.

We may be subject to lawsuits for information displayed on our websites and the websites of advertisers displayed on our distribution network, which may affect our business.

Laws relating to the liability of providers of online services for activities of their advertisers and for the content of their advertisers’ listings are currently unsettled. It is unclear whether we could be subjected to claims for defamation, negligence, copyright or trademark infringement or claims based on other theories relating to the information we publish on our websites or the information that is published across our distribution network. These kinds of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We may not successfully avoid civil or criminal liability for unlawful activities carried out by advertisers displayed on our distribution network. Our potential liability for unlawful activities of advertisers or for the content of advertisers’ listings displayed on our distribution network could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources or to discontinue certain service offerings. Our insurance may not adequately protect us against these kinds of claims and the defense of such claims may divert the attention of our management from our operations. If we are subjected to such lawsuits, it may adversely affect our business.

In addition, much of the information on www.banks.com that is provided by advertisers and collected from third parties relates to the rates, costs and features for various loan, depositary, personal credit and investment products offered by financial institutions, mortgage companies, investment companies, insurance companies and others participating in the consumer financial marketplace. We are exposed to the risk that some advertisers may provide us, or directly post on our websites, (i) inaccurate information about their product rates, costs and features, or (ii) rates, costs and features that are not available to all consumers. This could cause consumers to lose confidence in the information provided by advertisers on our websites, and cause certain advertisers to become dissatisfied with our websites, and result in lawsuits being filed against us.

If we are unable to obtain and maintain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage.

We may not be able to obtain and maintain insurance policies on terms affordable to us that would adequately insure our business and property against damage, loss or claims by third parties. To the extent our business or property suffers any damages, losses or claims by third parties that are not covered or adequately covered by insurance, our financial condition may be materially adversely affected.

Impairment of intangible assets has decreased our earnings in the past and may do so in the future.

Current accounting rules require that intangible assets with indefinite useful lives be tested for impairment at least annually. These rules also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To the extent such evaluation indicates that the useful lives of intangible assets are different than originally estimated, the amortization period is reduced or extended and, accordingly, the quarterly amortization expense is increased or decreased.

We have substantial intangible assets on our balance sheet, and have taken significant impairment charges to earnings in the past. We recorded impairment charges of $6.7 million in 2011 and may be required to record additional charges to earnings in the future in our financial statements during the period in which any additional impairment of our amortizable intangible assets is determined. Any additional impairment charges or changes to the estimated amortization periods could have a material adverse effect on our financial results.

Impairment of the deferred tax assets recorded on our balance sheet has decreased our earnings in the past and may do so again in the future.

We periodically review the probability of the realization of our deferred tax assets on our balance sheet based on forecasts of taxable income. As part of this review, we utilize historical results, projected future operating results, eligible carryforward periods, tax planning opportunities, and other relevant considerations. Adverse changes in our profitability have required changes in the valuation allowances that reduced our deferred tax assets on our balance sheet in the past and this may occur again in the future. Such changes have triggered material non-cash expenses to be recorded in the period in which the changes were made and had a material adverse impact on our results of operations or financial condition. We recorded a valuation allowance charge of $1.2 million in 2011 and may be required to record additional charges to earnings in the future.

Government and legal regulations have damaged our business in the past and may damage it in the future.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet and e-commerce. Such existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access, and the characteristics and quality of products and services.

The Federal Trade Commission has recently reviewed the way in which search engines disclose paid search practices to Internet users. In 2002, the FTC issued guidance recommending that all search engine companies ensure that all paid search results are clearly distinguished from non-paid results, that the use of paid search is clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid search listings on search results. The adoption of laws or regulations relating to placement of paid search advertisements or user privacy, defamation or taxation may inhibit the growth in use of the Internet, which in turn, could decrease the demand for our services and increase our cost of doing business or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations. Any new legislation or regulation, or the application of existing laws and regulations to the Internet or other online services, could have a material adverse effect on our business, prospects, financial condition and results of operations.

The application of new and existing laws and regulations to the Internet or other online services has had a material adverse effect on our business, prospects, financial condition and results of operations in the past. For example, on April 17, 2007, the U.S. House of Representatives passed H.R. 1677, The Taxpayer Protection Act of 2007(“H.R. 1677”). Section 8 of H.R. 1677 would have amended Section 333, Title 31 of the U.S. Code to include Internet domain addresses in the prohibition on misuse of the U.S. Department of the Treasury names and symbols. Although the legislation was never passed by the Senate or signed into law and the bill died with the ending of the 110th

Congress in January 2009, there is no guarantee that similar legislation won’t be introduced and passed into law by the current or future Congress. While the ultimate impact of any such proposed legislation is not presently determinable, if enacted, such legislation may adversely impact our overall operations. We own the Internet domain address www.irs.com, which is an acronym commonly associated with the Internal Revenue Service, a division of the U.S. Department of the Treasury. While the bill was never passed into law, if enacted, the passage of such legislation could have severely adversely affected our use of our Internet domain address www.irs.com as well as our overall operations. In the event a bill such as H.R. 1677 were to become law, we intend to be continue to be diligent in our communications with the Internal Revenue Service and Congress in an effort to mitigate any potential negative effects of such legislation.

We may be subjected to large scale advertiser defections due to external organizations exerting influence.

The passage of H.R. 1677 in April 2007 resulted in a modification of the 2008 Operating Agreement of the Free File Alliance and prohibited their members from advertising on the domain irs.com. The Free File Alliance is a public/private cooperative of nineteen online tax providers who provide certain U.S. citizens with access to free online tax preparation in cooperation with the Internal Revenue Service. Their members represent the vast majority of the online tax preparation market including TurboTax, H&R Block and TaxAct and the unexpected loss of their advertising dollars had an adverse affect on our business in 2008. We have been diligent in mitigating the adverse affects of this and have historically taken such steps as redirecting the traffic from irs.com to banks.com . We have also increased the prominence of our disclaimer that we are not the Internal Revenue Service to help minimize the possibility of any user confusion, as well as providing users links to irs.gov. The Free File Alliance no longer prohibits their members from advertising on the banks.com domain but we cannot assure you that they will continue allow their members to advertise with us or that individual members will not decide on their own not to advertise with us.

State and local governments may be able to levy additional taxes on Internet access and electronic commerce transactions, which could result in a decrease in the level of usage of our services.

Beginning in 1998, the federal government imposed a moratorium on state and local governments’ imposition of new taxes on Internet access and eCommerce transactions, which has now expired. State and local governments may be able to levy additional taxes on Internet access and eCommerce transactions unless the moratorium is reinstituted. Any increase in applicable taxes may make eCommerce transactions less attractive for businesses and consumers, which could result in a decrease in eCommerce activities and the level of usage of our services.

As a result of our acquisition of MyStockFund Securities, Inc., we are subject to the extensive regulations that govern a broker-dealer.

MyStockFund Securities, Inc., a broker-dealer registered with the SEC and in all 50 states, the District of Columbia, and Puerto Rico, and a member of a self-regulatory organization, the Financial Industry Regulatory Authority (“FINRA”). Broker-dealers are subject to federal and state laws and regulations covering all aspects of the securities business, including sales and trading practices, securities offerings, publication of research reports, use of customers’ funds and securities, minimum net capital requirements, record-keeping and retention, anti-money laundering, privacy laws, and the conduct of their directors, officers, employees and other associated persons. Violations of the federal and state laws and regulations governing a broker-dealers actions could result in civil and criminal liability and administrative liability in the form of censures, fines, the issuance of cease-and-desist orders, revocation of licenses or registrations, the suspension or expulsion from the securities industry of such broker-dealer or its officers or employees, or other similar consequences by both federal and state securities administrators.

The cost of compliance with Section 404 of the Sarbanes-Oxley Act of 2002 may negatively impact our income.

We are subject to the rules and regulations of the SEC, including those rules and regulations mandated by the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires all reporting companies to include in their annual report a statement of management’s responsibilities for establishing and maintaining adequate internal control over financial reporting, together with an assessment of the effectiveness of those internal controls. The costs to comply with these requirements will likely be significant and may adversely affect our operating results. Section 404 further requires that the reporting company’s independent auditors attest to, and report on, this management assessment. As of December 31, 2011, the Company was not yet subject to the auditor attestation requirement of Section 404; however, the Company expects its expenses related to its internal and external auditors to increase significantly. If we fail to maintain a system of adequate controls, it could have an adverse effect on our business and stock price.

Failure to comply with laws and regulations that protect our customers’ personal and financial information could result in significant fines, penalties and damages and could harm our brand and reputation.

Privacy concerns relating to the disclosure of consumer financial information have drawn increased attention from federal and state governments. For example, the IRS generally prohibits the use or disclosure by tax return preparers of taxpayers’ information without the prior written consent of the taxpayer. In addition, other regulations require financial service providers to adopt and disclose consumer privacy policies and provide consumers with a reasonable opportunity to “opt-out” of having personal information disclosed to unaffiliated third-parties for marketing purposes. Although we have procedures to protect against identity theft, breaches of our clients’ privacy may occur. To the extent the measures we have taken prove to be insufficient or inadequate, we may become subject to litigation or administrative sanctions, which could result in significant fines, penalties or damages and harm to our brand and reputation. In addition, changes in these federal and state regulatory requirements could result in more stringent requirements and could result in a need to change business practices, including how information is disclosed. Establishing systems and processes to achieve compliance with these new requirements may increase costs and/or limit our ability to pursue certain business opportunities.

If insolvency laws or actions of our lessor prevent us from exercising our rights under our option agreement entered into in connection with our sale/leaseback transaction relating to our banks.com domain name, it could have a material adverse impact on our business, results of operation and financial condition.

We entered into a sale-leaseback arrangement whereby we assigned our domain name, banks.com, in exchange for a cash payment and entered into a lease agreement to lease back the domain name for a five year term. At the same time, the lessor of the domain name granted us an option to purchase the domain for a nominal amount at the end of the lease. If the lessor of the domain name were to become subject to any insolvency law, the lessor or its trustee-in-bankruptcy may attempt to reject the option agreement or provisions of the United States Bankruptcy Code may materially limit or prevent the enforcement of the lessor’s obligations under the option agreement. If a court were to limit or prevent enforcement of the option agreement or if an attempt were made to litigate any of the foregoing issues, then we may lose our right to exercise the option or such right could be delayed or the exercise price of the option could be increased. In addition, if, through inadvertence or fraud, the lessor transfers only the domain, but not the option agreement, to a purchaser who purchases in good faith without knowledge that the purchase violates our rights in the domain name, the purchaser could defeat our ownership interest in the domain pursuant to the exercise of its purchase option. We and the lessor have taken certain steps in structuring the sale-leaseback transaction in an effort to mitigate the occurrence of the foregoing. However, there is no assurance that these measures will be respected by a court if the lessor seeks bankruptcy protection or otherwise transfers the domain in violation of the option agreement. Our loss of the banks.com domain name or any substantial increase in the price we must pay to exercise our purchase option for the domain would likely have a material adverse affect on our business, results of operation and financial condition.

Risks Relating to Ownership of Banks.com’s Common Stock

Trading of our common stock is limited, which may make it difficult for you to sell your shares at times and prices that you feel are appropriate.

Trading of our common stock is conducted on the OTCQB and a substantial percentage of our outstanding shares are held by officers, directors and affiliates and as a result, trading in our common stock has historically been limited. This limited trading adversely effects the liquidity of our common stock, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in security analysts’ and the media’s coverage of us. As a result, you may obtain lower prices for our common stock than might otherwise be obtained.

The market price of our common stock has been and is likely to continue to be highly volatile, which could cause investment losses for our shareholders and result in shareholder litigation with substantial costs, economic loss and diversion of our resources.

We cannot predict the extent to which investor interest will support an active and liquid trading market for our common stock. In addition, the trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations as a result of various factors, many of which are beyond our control, including:

▪	developments concerning proprietary rights, including patents, by us or a competitor;

▪	market acceptance of our new and existing services and technologies;

▪	announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, joint ventures or capital commitments;

▪	actual or anticipated fluctuations in our operating results;

▪	continued growth in the Internet and the infrastructure for providing Internet access and carrying Internet traffic;

▪	introductions of new services by us or our competitors;

▪	enactment of new government regulations affecting our industry;

▪	changes in the number of our advertising network partners;

▪	seasonal fluctuations in the level of Internet usage;

▪	loss of key employees;

▪	institution of intellectual property litigation by or against us;

▪	changes in the market valuations of similar companies; and

▪	changes in our industry and the overall economic environment.

Due to the emerging nature of the paid search market, we have historically had difficulty in predicting our results and may, in the future, not be able to accurately predict our operating results on a quarterly basis, if at all, which may lead to further volatility in the trading price of our common stock. In addition, the stock market in general, and the market for online commerce companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against these companies. Litigation against us, whether or not a judgment is entered against us, could result in substantial costs, and potentially, economic loss, and a diversion of our management’s attention and resources. As a result of these and other factors, you may not be able to resell your shares above the price you paid and may suffer a loss on your investment.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

As of February 29, 2012, our executive officers and directors (including affiliates of such executive officers and directors) beneficially owned or controlled approximately 40% of the outstanding shares of our common stock. Our Chief Executive Officer and his spouse beneficially own an additional 3 million shares of preferred stock which is convertible to common stock on at 3:1 basis. In total, on February 29, 2012, our executive officers and directors (including affiliates of such executive officers and directors) beneficially owned or controlled approximately 50% of the outstanding shares of our common stock and preferred stock (on an as-converted basis). Accordingly, these executive officers and directors, acting as a group, will have substantial influence and may control the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These shareholders may also delay or prevent a change of control of our company, even if such a change of control would benefit our other shareholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.

Our articles of incorporation, our bylaws and Florida law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our shareholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock. The following are examples of such provisions in our articles of incorporation and in our bylaws:

▪
special meetings of our stockholders may be called by our Chairman of the Board, by our Chief Executive Officer, by our President, by the board of directors or by the holders of not less than ten percent (10%) of all the shares entitled to vote at the meeting (when requested in a written, signed and dated demand);

▪	newly-created directorships and vacancies on our board of directors may be filled by an affirmative vote of a majority of the remaining directors, or by our shareholders;

▪	a director may be removed with or without cause, at a meeting of the shareholders called expressly for that purpose, as provided in Section 607.0808, Florida Statutes;

▪
our bylaws may be further amended by a majority of the shareholders entitled to vote thereon present at any shareholders’ meeting if notice of the proposed action was included in the notice of the meeting or is waived in writing by a majority of the shareholders entitled to vote thereon;

▪
our board of directors is authorized to issue, without further action by our shareholders, up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted or imposed on such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock;

▪
holders of Series C Preferred Stock as a separate class shall be entitled to elect one (1) member of our board of directors (but only if Daniel M. O’Donnell is not then serving in the position of director of the Company); and

▪	without a vote of 75% of our outstanding Series C Preferred Stock, our board of directors may not be increased to more than five directors and we may not incur additional indebtedness.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "anticipates," "believes," "forecast," "potential," "contemplates," "expects," "intends," "plans," "seeks," "estimates," "could," "would," "will," "may," "can" and similar expressions identify forward-looking statements. Forward-looking statements in this prospectus/proxy statement/consent solicitation include, without limitation, statements regarding corporate strategy, forecasts of product development, potential benefits and timing of the closing of the proposed merger and future expectations concerning available cash and cash equivalents, the timing of regulatory filings and approvals or clearances, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed in or implied by this prospectus/proxy statement/consent solicitation. Such risk factors include, among others: the ability to consummate the proposed merger; the ability of the combined company to successfully develop and launch products and services; the ability to comply with NASDAQ listing standards; and the competitive environment in the digital media industry. These and other risks are described in greater detail in the section entitled "Risk Factors" in this proxy statement/prospectus.

Many of the important factors that will determine these results and values are beyond Remark Media's and Banks.com's ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements. Except as otherwise required by law, Remark Media and Banks.com do not assume any obligation to update any forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" in this proxy statement/prospectus.

THE SPECIAL MEETING OF BANKS.COM SHAREHOLDERS

Date, Time and Place

The special meeting of Banks.com shareholders will be held on ___________, 2012, at the offices of Foley & Lardner, LLP, at 555 California Street, Suite 1700, San Francisco, California 94104,   commencing at _____ a.m., Pacific Standard Time.  Banks.com is sending this proxy statement/prospectus to its shareholders in connection with the solicitation of proxies by the Banks.com Board of Directors for use at the Banks.com special meeting of shareholders and any adjournments or postponements of the special meeting. This proxy statement/prospectus is first being furnished to shareholders of Banks.com on or about _______, 2012.

Purposes of the Banks.com Special Meeting of Shareholders

The purposes of the Banks.com special meeting of shareholders are:

▪
To consider and vote upon a proposal to approve the merger of Banks.com with Merger Sub pursuant to the Agreement and Plan of Merger dated as of February 26, 2012, as amended June 5, 2012, by and among Remark Media, Merger Sub and Banks.com, a copy of which is attached as Annex A to this proxy statement/prospectus.

▪	To consider and act upon such other business and matters or proposals as may properly come before the Banks.com special meeting or any adjournments or postponements thereof.

Recommendation of Banks.com's Board of Directors

THE BANKS.COM BOARD OF DIRECTORS HAS DETERMINED THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO AND IN THE BEST INTERESTS OF BANKS.COM AND ITS SHAREHOLDERS AND HAS APPROVED SUCH PROPOSAL. THE BANKS.COM BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BANKS.COM SHAREHOLDERS VOTE "FOR" EACH SUCH PROPOSAL.

Record Date and Voting Power

Only holders of record of Banks.com common stock and preferred stock at the close of business on the record date, April 20, 2012, are entitled to notice of, and to vote at, the Banks.com special meeting of shareholders or any adjournments or postponements thereof. At the close of business on the record date, 26,003,009 shares of Banks.com common stock and 3,000,000 shares of Banks.com preferred stock were issued and outstanding and entitled to vote. Each share of Banks.com common stock and preferred stock entitles the holder thereof to one vote on each matter submitted for shareholder approval.

To consummate the merger, Banks.com shareholders must approve the Merger Agreement and the merger, which requires proxies or votes from the holders of a majority of the shares of Banks.com common stock and preferred stock outstanding on the applicable record date voting together as a class.  Additionally, the holders of 75% of the Banks.com preferred stock must approve the Merger Agreement and the merger.  Charles Dargan, Steven Ernst, Lawrence Gibson, Frank McPartland, and Daniel O’Donnell and Kimberly O’Donnell – each individually and as trustee on behalf of the Daniel & Kimberly O’Donnell Trust DTD 5/26/05, who collectively own approximately 50.1% of the outstanding shares entitled to vote on the Merger Agreement and the merger and 100% of the outstanding shares of Banks.com preferred stock as of the record date, have entered into support agreements pursuant to which they have agreed to vote their shares in favor of the adoption of the Merger Agreement and approval of the merger.  Therefore, the Merger Agreement will be adopted and the merger approved regardless of how Banks.com’s other shareholders vote their shares, unless the Merger Agreement is terminated, in which case the support agreements will terminate.

 Voting and Revocation of Proxies

The Banks.com proxy accompanying this proxy statement/prospectus is solicited on behalf of the Board of Directors of Banks.com for use at the Banks.com special meeting of shareholders.

If you are a shareholder of record of Banks.com as of the record date referred to above, you may vote in person at the Banks.com special meeting of shareholders or vote by proxy. You may provide your proxy instructions in two different ways:

▪	You can mail your signed proxy card in the enclosed return envelope;

▪
You can provide your proxy instructions via the internet by following the below instructions:
(1) Go to www.transferonline.com/proxy.
(2) Enter your Proxy Code and Authorization Code (as set forth on the proxy card)
(3) Press Continue
(4) Make your selections
(5) Press Vote Now

Whether or not you plan to attend the Banks.com special meeting of shareholders, Banks.com urges you to vote by proxy to ensure your vote is counted. You may still attend the Banks.com special meeting of shareholders and vote in person if you have already voted by proxy.

All properly executed Banks.com proxies that are not revoked will be voted at the Banks.com special meeting of shareholders and at any adjournments or postponements thereof in accordance with the instructions contained in the proxy. If a holder of Banks.com common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted "FOR" Banks.com Proposal No. 1 to approve the merger.

A Banks.com shareholder of record as of the record date described above who has submitted a proxy may revoke it at any time before it is voted at the Banks.com special meeting of shareholders by executing and returning a proxy bearing a later date, filing written notice of revocation with the secretary of Banks.com stating that the proxy is revoked or attending the Banks.com special meeting of shareholders and voting in person.

Required Vote

The presence, in person or represented by proxy, at the Banks.com special meeting of shareholders of the holders of a majority of the shares of Banks.com common stock outstanding and entitled to vote at the Banks.com special meeting of shareholders is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will not be counted toward a quorum. Approval of Banks.com Proposal No. 1 to approve the merger requires the affirmative vote of holders of a majority of the voting power of the shares of Banks.com common stock and preferred stock casting votes in person or by proxy at the Banks.com special meeting of shareholders for the merger.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "FOR," "WITHHOLD" and "AGAINST" votes, and abstentions and broker non-votes.

To consummate the merger, Banks.com shareholders must approve the Merger Agreement and the merger, which requires proxies or votes from the holders of a majority of the shares of Banks.com common stock and preferred stock outstanding on the applicable record date voting together as a class.  Additionally, the holders of 75% of the Banks.com preferred stock must approve the Merger Agreement and the merger.  Charles Dargan, Steven Ernst, Lawrence Gibson, Frank McPartland, and Daniel O’Donnell and Kimberly O’Donnell – each individually and as trustee on behalf of the Daniel & Kimberly O’Donnell Trust DTD 5/26/05, who collectively own approximately 50.1% of the outstanding shares entitled to vote on the Merger Agreement and the merger and 100% of the outstanding shares of Banks.com preferred stock as of the record date, have entered into support agreements pursuant to which they have agreed to vote their shares in favor of the adoption of the Merger Agreement and approval of the merger.  Therefore, the Merger Agreement will be adopted and the merger approved regardless of how Banks.com’s other shareholders vote their shares, unless the Merger Agreement is terminated, in which case the support agreements will terminate.

Solicitation of Proxies

The Banks.com Board of Directors is soliciting proxies of Banks.com shareholders to vote at the special meeting, and the cost of such solicitation will be borne by Banks.com. Solicitation of some Banks.com shareholders may be made by Banks.com directors, officers and regular employees personally, by e-mail, telephone, or facsimile. These persons will not receive any compensation for assisting in the solicitation. Banks.com will also reimburse brokerage firms, nominees, custodians and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Other Matters

As of the date of this proxy statement/prospectus, the Banks.com Board of Directors does not know of any business to be presented at the Banks.com special meeting of shareholders other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Banks.com special meeting of shareholders, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus describe the material aspects of the merger, including the Merger Agreement. While Remark Media and Banks.com believe that this description covers the material terms of the merger and the Merger Agreement, it may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus for a more complete understanding of the merger and the Merger Agreement, including the Merger Agreement attached as Annex A to this proxy statement/prospectus.

General Description of the Merger

Remark Media, Banks.com and the Merger Sub, have entered into an Agreement and Plan of Merger dated as of February 26, 2012, as amended June 5, 2012, which is referred to in this proxy statement/prospectus as the Merger Agreement, that contains the terms and conditions of the proposed business combination of Remark Media and Banks.com. Pursuant to the terms and conditions of the Merger Agreement, the Merger Sub will be merged with and into Banks.com, with Banks.com surviving the merger as a wholly-owned subsidiary of Remark Media.

Background of the Merger

Historical Background for Remark Media and Banks.com

In the middle of 2011, Remark Media was developing its digital media business focused on the topic of personal finance.  As a component of this process, Remark Media began assessing opportunities for strategic relationships, partnerships or acquisitions with other companies with the intent of allowing Remark Media to accelerate its growth.  Banks.com was identified as a company which could provide a number of benefits to Remark Media, and to which Remark Media could likewise provide various benefits.

At this same time, Banks.com was experiencing significant operational and financial challenges.  In recent years, Banks.com has been transitioning its business model away from internet search services to focus on online media and financial services. In connection with that transition, Banks.com acquired MyStockFund, an online broker deal specializing in fractional share investing, as well as FileLater.com, an online tax extension preparation and filing business.  Banks.com’s recent strategy has been to build its online media and financial services businesses, while continuing to generate revenue from internet search services.

The internet search services industry has undergone significant changes with respect to determining traffic quality for which advertising clicks are to be paid that  resulted in Banks.com experiencing significant advertising chargebacks from Google in 2010 and early 2011.  These chargebacks further stressed Banks.com’s limited financial resources posing operational and financial challenges that negatively impacted Banks.com's online media and financial services business.  As a result of the foregoing, Banks.com began divesting assets in order to raise sufficient capital to continue its business operations.   Banks.com’s common stock was also delisted from the NYSE Amex due to its low stock price.

The Board of Directors of Banks.com has considered various strategic alternatives and opportunities to enhance shareholder value, including:

•	continued execution of our strategic operating plan, as modified from time to time with guidance and direction from the Board;

•	a sale of the company and

·	a recapitalization of the company.

Beginning in September 2011, Banks.com explored the sale of a significant interest in Banks.com to a financial investor. Banks.com provided business, financial and legal due diligence regarding Banks.com to the financial investor pursuant to a confidentiality agreement.  On September 5, 2011, the Company entered into a mutual non-disclosure agreement with the financial investor and the investor provided Banks.com with an initial draft of an investment agreement for the acquisition of a significant interest in Banks.com.   The Board of Directors authorized Banks.com's management, with the assistance of Banks.com's legal advisors, Foley & Lardner LLP, to continue discussions with the financial buyer with the objective of improving the proposal.

On October 7, 2011, Daniel O'Donnell, Chief Executive Officer of Banks.com, Steven Ernst,  Chief Technology Officer of Banks.com and Charles Dargan, a member of Banks.com's Board of Directors, met to discuss a potential strategic transaction between the financial investor and Banks.com.

During October of 2011, management of Banks.com assisted by Foley & Lardner LLP continued discussions with the financial buyer.  On October 25, 2011, the financial buyer provided Banks.com with a revised draft of the investment agreements providing for debt financing of up to $500,000 in aggregate principal amount pursuant to a secured convertible promissory note, which would bear interest at the rate of 5% per annum.  The aggregate principal amount of the note would be made available to Banks.com in separate installments, with the closing of an initial installment of $125,000 to occur in November of 2011.  Advances of remaining amounts under the notes could be requested by Banks.com at any time during the 90-day period following the initial closing, provided that such advances were subject to further approval of the financial investor.  The notes would be secured by all of the assets of Banks.com, except certain of its internet media properties.  The notes would be convertible at any time at the rate of one share of common stock of Banks.com for each $0.08 of outstanding indebtedness under the notes.  Upon the closing of the initial $125,000 of notes, the financial investor would also receive a five-year warrant to purchase 1,041,666 shares of common stock of Banks.com at an exercise price of $0.12 per share.  Within 90 days following the closing of the initial $125,000 of notes, the parties would negotiate and enter into a definitive agreement pursuant to which the financial investor would transfer to Banks.com an income-producing commercial real estate property having an appraised value equal to the market capitalization of Banks.com as reflected on the NYSE AmEx on the day immediately preceding the closing in exchange for more than 50% of the outstanding common stock of Banks.com on a fully-diluted basis.  Following this transfer, the financial investor represented that it would endeavor to sell certain of Banks.com's internet media properties and would consider offers from members of Banks.com's senior management team.

On November 6, 2011, the Banks.com Board of Directors met for the purpose of reviewing and discussing the proposal.  Foley & Larder LLP reviewed with the Board its fiduciary obligations.   On November 7, 2011, the Board of Directors approved the investment agreements, which remained subject to negotiation of a definitive sale agreement.   Management communicated this approval to the financial buyer and delivered executed investment agreements.  The investment agreements provided that they would expire if not fully executed by November 12, 2012.  Shortly after receiving the executed investment agreements, the financial buyer indicated that the proposal delivered by it was subject to its further review.  The financial buyer was unresponsive for an extended period.  The parties were unable to agree upon the terms of the investment in a timely manner and, consequently, the Banks.com Board of Directors terminated negotiations in early 2012.

In October 2011, management of Banks.com was approached by a financial buyer who expressed an interest in a sale/lease-back transaction regarding certain of Banks.com's internet media properties.  Following informal discussions with management of Banks.com, on October 13, 2011, the financial buyer sent a non-binding written proposal to the Board of Directors of Banks.com that would provide $300,000 in debt financing pursuant to a sale/leaseback transaction for certain of Banks.com's internet media properties.  As part of the proposed sale/leaseback transaction, the financial buyer proposed that Banks.com would also enter into a merger agreement whereby the financial buyer would have an 18-month option to merge with and into Banks.com, with the financial buyer being the surviving entity.  The stock of Banks.com (other than that owned by Messrs. O'Donnell and Ernst) would be converted to cash.  Messrs. O'Donnell and Ernst would receive stock of the financial buyer in exchange for their shares of Banks.com; however, the exchange rate was not specified.  The price for the stock of Banks.com in the merger would equal 120% of the weighted average of the trading price of Banks.com’s common stock for the three months preceding the date the financial buyer exercised its option to merge, but in no event would the price be more than $0.12 per share.

On October 14, 2011, Banks.com held a board meeting for the purpose of reviewing and discussing the proposal of the financial buyer. While the board made no determination that the company was for sale, it directed management to engage in further dialogue with the financial buyer with the objective of improving the proposal.

On October 17, 2011, the financial buyer sent a revised written proposal to the Banks.com Board of Directors increasing the amount that Banks.com would receive pursuant to the sale/leaseback transaction to $500,000.  The terms of the financial buyer's option to merge with Banks.com remained the same, except that Banks.com could terminate the option at any time if it received a bona fide written offer to acquire the company at a higher price, provided that the financial buyer would have the right to match the offer.    Following preliminary discussions concerning a possible transaction, the Banks.com Board terminated discussions in October of 2011 because it deemed the financial buyer's indications of value too low in light of the 18-month term of the option to merge.

In January 2012, Banks.com received a non-binding indication of interest from a financial investor to purchase 12,500 shares of convertible preferred stock of Banks.com plus a warrant to purchase Banks.com common stock for an aggregate purchase price of $1.25 million.   The preferred shares would be convertible at any time into shares of Banks.com common stock at the rate of $0.075 per share (subject to adjustment for stock splits, stock dividends, or similar transactions or upon certain future equity issuances of securities by Banks.com at an effective share price lower than the then-effective conversion price).  The preferred shares would carry a 3% cumulative dividend compounded quarterly, which would increase the stated value of the preferred shares.  Additionally, holders of the convertible preferred shares would be entitled to receive dividends paid on common shares, as if the preferred shares had been converted at the time of such dividend.  The warrant gave the investor the right to purchase up to 20 million shares of Banks.com's common stock at an exercise price of $0.075 per share (subject to adjustment for stock splits, stock dividends, or similar transactions or upon certain future equity issuances of securities by Banks.com at an effective share price lower than the then-effective exercise price).  The warrant would have been immediately exercisable and would expire on the five-year anniversary of the issuance date.  The terms of the investment in the convertible preferred shares also included a liquidation preference, redemption rights exercisable by the investor and Banks.com, voting rights, registration rights and the right of the investors to elect a majority of the members of the board of Banks.com.  The parties thereafter discussed various matters regarding a proposed transaction, including due diligence and financing for the transaction.  The Banks.com Board of Directors terminated discussions in early 2012 because Banks.com believed the financial investor's indications of value were low and the proposed terms would result in substantial dilution to Banks.com's shareholders.

Background of Development of Transaction Between Remark Media and Banks.com

On June 20, 2011, a large shareholder of Banks.com sent an e-mail to Daniel O’Donnell, Banks.com’s Chief Executive Officer, introducing him to Bradley Zimmer, then the Executive Vice President and General Counsel of Remark Media, and explaining that there were possible ways the two companies could work together.

At the time, both companies’ were engaged in various business activities, and because Remark Media’s personal finance business was not due to launch imminently, Mr. O’Donnell and Mr. Zimmer agreed to continue the conversation when such business was closer to launch.  Over the coming months, Mr. O’Donnell and Mr. Zimmer exchanged messages to keep each other updated on the status of the business.

On October 13, 2011, Mr. O’Donnell and Mr. Zimmer spoke on a telephone call to explore the possibilities of the two companies working together, discussing the challenges that each faced, and considering the opportunities that existed amongst the two companies.

On October 14, 2011, Mr. O’Donnell, Mr. Zimmer, and Carrie Ferman, then Executive Vice President of Corporate Strategy & Business Development, spoke on a telephone call to further discuss the businesses of Banks.com and Remark Media, and consider ways of working together.

Remark Media engaged RoseCap Consulting, LLC, to prepare a financial analysis of Banks.com’s business and merger consequences and synergy scenarios, which was delivered on October 18, 2011.

Over the next two months, Mr. O’Donnell and Mr. Zimmer exchanged e-mails and spoke on calls on approximately a weekly basis to continue the conversation about their businesses, and how they could work together as partners or in a more strategic manner.

On December 7, 2011, Mr. O’Donnell and Mr. Zimmer spoke on a call about the possibility of a merger and the opportunities of a business combination were expressly discussed.  The parties recognized from their earlier discussions that the two companies had complimentary businesses and operations, and that there were significant corporate and financial benefits that could also be achieved with a business combination.

Banks.com and Remark Media entered into a Non-Disclosure Agreement on December 10, 2011.

On December 14, 2011, Banks.com and Remark Media began exchanging information about their companies, operations and finances.

On December 20, 2011, Ms. Ferman, Mr. O’Donnell, Mr. Zimmer, and Scott Booth, Chairman of the Board of Directors of Remark Media, met in San Francisco, CA, to consider a business combination among Banks.com and Remark Media.  Over the course of the remainder of the week, the parties continued their due diligence, exchanging business and financial information.  On such date, Remark Media’s common stock closed at $2.95.

On December 27, 2011, Ms. Ferman, Mr. O’Donnell, and Charlie Dargan, a member of the Board of Directors of Banks.com, met in Los Angeles, CA, to discuss the opportunities for a business combination.

On December 29, 2011, Remark Media communicated a written offer to Banks.com for a combination of the businesses, whereby Banks.com would become a wholly-owned subsidiary of Remark Media and Banks.com shareholders would receive shares of Remark Media common stock.  On such date, Remark Media’s common stock closed at $3.31.

On January 6, 2012, Ms. Ferman, Mr. O’Donnell and Mr. Zimmer spoke on a call to discuss the proposed merger terms.

On January 11, 2012, Ms. Ferman, Mr. Zimmer and Eric Orme, Chief Technology Officer of Remark Media, conducted a presentation to the Board of Directors of Banks.com to discuss Remark Media’s business, financials and direction, and their vision for the future of the combined entity.

On January 12 and 13, 2012, Ms. Ferman, Mr. O’Donnell and Mr. Zimmer had a number of calls to negotiate the terms of the merger.  Mr. O’Donnell and Mr. Zimmer continued to negotiate the terms on January 14 and 15, 2012.

Early on January 16, 2012, Remark Media transmitted a revised written offer to Banks.com for a combination of the businesses.  Additionally, Ms. Ferman, Mr. Orme and Mr. Zimmer conducted another presentation about Remark Media’s business, financials and the merger opportunity to several members of Banks.com’s Board of Directors.  Throughout the day numerous calls were held between Banks.com and Remark Media, and late in the day Banks.com and Remark Media entered into a term sheet for a merger of the two companies.

On January 17, 2012, the Board of Directors of Remark Media met to discuss and review the proposed transaction and terms.  During this meeting, the Board ratified the term sheet that had been signed between Banks.com and Remark Media, and authorized proceeding with the definitive documentation of a Merger Agreement.  Mr. O’Donnell and Mr. Zimmer then spoke via telephone to begin planning the merger process.  Later in the day, Mr. O’Donnell, Mr. Zimmer, a representative from Foley & Lardner LLP, counsel to Banks.com, and a representative from The New York Stock Exchange, on whose NYSE Amex exchange Banks.com was then listed, spoke to disclose entrance into the term sheet and the proposed transaction.  That afternoon, the Board of Directors of Banks.com met to discuss and review the proposed transaction and terms.  During this meeting, Banks.com’s Board of Directors ratified the term sheet and expressed their support for the transaction.  After discussion, the Banks.com Board of Directors determined that it would not be advisable to contact other potential parties based on (1) the terms of the potential financial and strategic transactions that the company had attempted to negotiate during the past six months, (2) the potential negative impact that discussions with third parties could have on the transaction with Remark Media, (3) the Board’s belief based on the company’s discussions with financial and strategic buyers that few parties were potentially interested in consummating a transaction with Banks.com and (4) the company’s increasing need for additional capital.

Due to the fact that Mr. O’Donnell could be perceived as having various interests in the transaction, Banks.com’s Board of Directors acted to establish a Special Committee consisting of independent directors which would bear responsibility for establishing material terms and ultimately approving the transaction.  The members of the Special Committee are Frank J. McPartland, Lawrence J. Gibson and Charles K. Dargan II.  On such date, Remark Media’s common stock closed at $4.80.

On January 18, 2012, the Special Committee of the Board of Directors of Banks.com met, reviewed the proposed transaction and terms, and both ratified the term sheet and authorized proceeding with definitive documentation for the merger.  On such date, Remark Media’s common stock closed at $4.93.

On January 19, 2012, Mr. O’Donnell, Mr. Zimmer and a representative from Foley & Lardner LLP had several calls to discuss the regulatory considerations of the proposed merger.  Additionally, Ms. Ferman and Mr. O’Donnell met to discuss the transaction, and Mr. O’Donnell, Mr. Zimmer, a representative from Foley & Lardner LLP, and representatives from The New York Stock Exchange spoke to discuss the listing of Banks.com prior to and upon the proposed merger.

On January 22, 2012, Remark Media and Banks.com exchanged additional due diligence request lists.

On January 27, 2012, Remark Media sent its draft of the Merger Agreement to Banks.com.  On such date, Remark Media’s common stock closed at $5.88.

Between January 31, 2012, and February 2, 2012, Mr. Orme, Mr. Zimmer and an additional representative from Remark Media met with Mr. O’Donnell and Steven Ernst, Chief Technology Officer and  member of the Board of Directors for Banks.com, at the offices of Banks.com in San Francisco, CA.  These meetings included each party conducting further due diligence reviews of the other, discussing terms of the Merger Agreement, and beginning the planning for the integration of the two companies and their businesses.

From February 3, 2012, to February 19, 2012, representatives of Banks.com, Remark Media, Foley & Lardner, LLP, counsel to Banks.com, and Morris, Manning & Martin LLP, counsel to Remark Media, communicated daily to continue the due diligence process and negotiation of the Merger Agreement and the currently proposed terms.

On February 7, 2012, the Special Committee of the Board of Directors of Banks.com met to discuss the status of negotiations of the terms of the Merger Agreement.  At that meeting, the Special Committee also determined to engage a financial advisor and held discussions regarding the necessary qualifications for potential candidates to serve as Banks.com’s financial advisor in connection with the merger. It was agreed that the necessary qualifications would include overall professional credentials, as well as experience and cost in providing fairness opinions in similar situations. Subsequent to the meeting, representatives of the Special Committee advised Remark Media that Banks.com would require receipt of a fairness opinion from its financial advisor that the merger consideration to be paid by Remark Media in the merger was fair, from a financial point of view, to Banks.com and holders of its common stock, as a condition to Banks.com’s obligation to close the merger.

On February 20, 2012, the Board of Directors of Remark Media met to consider the terms of the merger.

On February 21, 2012, the Board of Directors of Remark Media met and approved entrance into a Merger Agreement with Banks.com.

On February 23, 2012, Ms. Ferman, Mr. O’Donnell, Mr. Zimmer and members of the Boards of Directors of Banks.com and Remark Media spoke on numerous calls to discuss the open Merger Agreement terms, including the status of Remark Media’s satisfaction of the financing condition, the terms of any adjustment of the common shares to be issued to the Banks.com shareholders based on Banks.com’s net working capital, and providing for Banks.com’s receipt of a fairness opinion as a condition to Banks.com’s obligation to close the merger.

On February 23, 2012, the Special Committee of the Board of Directors of Banks.com met to discuss the status of negotiations of the terms of the merger and open Merger Agreement terms and key open issues.

On February 25, 2012, the Special Committee of the Board of Directors of Banks.com met and approved and recommended to the Board of Directors entrance into a Merger Agreement with Remark Media.  That day, and continuing to February 26, 2012, Banks.com and Remark Media exchanged drafts of the Merger Agreement and resolved the open terms.  In addition, the Special Committee further discussed candidates to serve as Banks.com’s financial advisor in connection with the merger. Based on a combination of experience, credentials and overall cost in providing fairness opinions in similar situations, the Special Committee recommended engaging American ValueMetrics to opine on the fairness of the consideration being paid to Banks.com and its shareholders, receipt of which was a condition to Banks.com’s obligation to close the merger.  Banks.com’s Board of Directors approved the Merger Agreement (based on the recommendation of the Special Committee) and subsequently engaged American ValueMetrics solely to provide Banks.com’s Board with a potential fairness opinion related to the proposed transaction pursuant to the terms of the engagement letter presented to Banks.com on February 28, 2012.

On February 26, 2012, Banks.com and Remark Media executed the Merger Agreement.

On February 24, 2012, the most recent trading date prior to when the Special Committee of the Banks.com Board of Directors approved and recommended to the Banks.com Board of Directors the entrance into the Merger Agreement, and when the Merger Agreement was executed on February 26, 2012, Remark Media’s common stock closed at $6.76.

On February 28, 2012, Remark Media issued a press release announcing the Merger Agreement.

Determination of Form and Consideration in the Merger

The parties arrived at the value of the merger consideration through a process of negotiation.  In determining the value of the merger consideration to be paid to Banks.com securityholders, Remark Media considered factors including the value of Remark Media common stock, the amount of Remark Media cash on hand, its assessment of Banks.com’s business opportunity, the value of Banks.com’s assets, the amount of Banks.com’s liabilities, opportunities for synergies in a combination of the businesses, and various scenarios for the performance of Banks.com’s business following a business combination.  The form of the merger was determined as a result of the requirement that the merger be tax deferred for the Banks.com common shareholders and that the entity Banks.com survive the merger.

Mr./Mrs. O'Donnell own shares of Banks.com common stock as well as all of the issued and outstanding shares of Banks.com preferred stock, the Warrant and the Note.  As holders of all of the issued and outstanding Banks.com preferred stock, Mr./Mrs. O'Donnell have veto rights with respect to the merger pursuant to the terms of the preferred stock.  Accordingly, allocation of the merger consideration was determined as a result of negotiations among Mr./Mrs. O'Donnell and a special committee of the Banks.com board of directors, consisting of Charles Dargan, Lawrence Gibson, and Frank McPartland.  In determining the allocation of the merger consideration among the common shares, the preferred shares, the Note and the Warrant, the special committee considered factors, including the value of Remark Media common stock, the amount of cash included in the merger consideration and the terms and conditions of the preferred stock, the Note and the Warrant held by Mr./Mrs.  O'Donnell.

Mr./Mrs. O'Donnell presented a proposal to the special committee with respect to the allocation of the merger consideration to be paid by Remark Media pursuant to the Merger Agreement.  This proposal provided for the Banks.com preferred stock, all which is held by Mr./Mrs. O’Donnell, to be converted into the right to receive cash consideration of $300,000 and the issuance of shares of Remark Media common stock equal to the Common Stock Consideration multiplied by 0.03478.  This would equal between 21,660 and 24,442 shares of Remark Media common stock, or approximately 3% of the total Common Stock Consideration.  Upon such payment and issuance of common stock, any accrued and unpaid dividends on such preferred stock would also be deemed satisfied and paid.  With respect to the Note, such Note in the original principal amount of $125,000 would be cancelled, exchanged for and converted into a Banks.com note payable to Mr./Mrs. O’Donnell in the principal amount of $125,000 and the right to receive the issuance of shares of Remark Media common stock equal to the Common Stock Consideration multiplied by 0.00474.  This would equal up to 3,331 shares of Remark Media common stock.  The existing note bears interest at the rate of 10.0% per annum and is convertible into shares of Banks.com common stock. The outstanding principal and accrued interest on the existing note is due on June 26, 2012. The new note would have the same terms except it would not be convertible into shares of Banks.com common stock.  With respect to the Warrant, such Warrant would be cancelled, exchanged for and converted into the right to receive the issuance of shares of Remark Media common stock equal to the Common Stock Consideration multiplied by (a) a quotient resulting from dividing (i) 2,083,333 warrant shares by (ii) the sum of the total number of shares of Banks.com common stock issued and outstanding immediately prior to the effective time of the merger (excluding shares held by Banks.com dissenting shareholders, if any) and 2,083,333; (b) less 0.03953.  If there are no dissenting shareholders, this would equal up to 24,352 shares of Remark Media common stock, or approximately 3% of the total Common Stock Consideration.

In light of the fact that Mr./Mrs. O’Donnell would receive merger consideration consisting of cash as well as Remark Media common stock in exchange for their preferred shares and accrued dividends thereon, the special committee rejected Mr./Mrs. O'Donnell's proposal and proposed reductions to the number of shares of Remark Media common stock that Mr./Mrs. O’Donnell would receive in exchange for the Warrant and for agreeing to delete the convertible feature in the Note.  Following extensive negotiations, the parties agreed on the current allocation of the merger consideration.  For a more complete description of the current allocation of the merger consideration to be paid by Remark Media pursuant to the Merger Agreement, see the section entitled "The Merger Agreement" in this proxy statement/prospectus.

Reasons for the Merger

Remark Media and Banks.com believe that their combination will offer substantial strategic and financial benefits to the stockholders of the combined entity.  Remark Media is launching an online business focused on personal finance, and believes that the financial sector expertise, brands, existing user traffic and advertising relationships already established by Banks.com will allow Remark Media to accelerate both its entry into the marketplace and its generation of revenues.  The companies also believe that Banks.com’s existing financial services online businesses will achieve greater success and performance following the application of Remark Media’s digital media know-how and technology.  Additionally, the companies believe that they will be able to achieve significant cost reductions through the combination; namely, meaningful costs relating to maintaining Banks.com as a separate public company can be eliminated, and there are other redundancies and duplicative expenses that can be reduced or eliminated.  In integrating the combined businesses, the companies believe that they have the potential to create greater stockholder value than either Remark Media or Banks.com could achieve separately.  The success of the merger and Remark Media are, however, subject to substantial risks. Please see the sections entitled "Risk Factors" beginning on page __.

Remark Media’s Reasons for the Merger

In addition to the factors described above, the Remark Media Board of Directors considered the following factors in reaching its conclusion to approve the merger, all of which it viewed as supporting its decision to approve the business combination with Banks.com:

▪
the strategic alternatives of Remark Media to the merger, including continuing as an independent company, raising additional capital from private equity investors, assuming additional debt, and other merger or acquisition opportunities; and,

▪	the terms and conditions of the Merger Agreement, including the following related factors:

•
the determination that the relative percentage ownership of Banks.com shareholders and Remark Media stockholders is based on the valuation of Remark Media at the time of Remark Media's Board of Directors' approval of the Merger Agreement, subject to adjustments as outlined in the Merger Agreement;

•
the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the merger, the Banks.com shareholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•
the belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

•	the likelihood that the merger will be consummated on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals; and,

•	the possibility that the combined entity would be able to take advantage of the potential benefits resulting from the combination of the Remark Media and Banks.com public company infrastructures.

In the course of its deliberations, the Remark Media Board of Directors also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

▪	the substantial expenses to be incurred in connection with the merger;

▪	the possible volatility, at least in the short-term, of the trading price of Remark Media common stock resulting from the merger announcement;

▪
the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect on the reputation of Remark Media if the public announcement of the merger or on the delay or failure to complete the merger with Remark Media;

▪	the risk to the business of Remark Media, its operations and financial results in the event that the merger is not consummated; and

▪	various other risks associated with the combined company and the merger, including those described in the section entitled "Risk Factors" in this proxy statement/prospectus.

The foregoing information and factors considered by the Remark Media Board of Directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Remark Media Board of Directors. The Remark Media Board of Directors conducted an overall analysis of the factors described above, including thorough discussions with Banks.com's legal advisors, and considered the overall factors to be favorable to, and to support, its determination.

 Banks.com’s Reasons for the Merger

In addition to the factors described below and in the section entitled “---Background of the Merger,” in evaluating the merger, the Special Committee of the Banks.com Board of Directors, consulted with Banks.com management, in addition to its outside legal advisors in various aspects of its review of the merger.  These consultations included, among other things, extensive discussions regarding the following.

Financial Considerations. The Special Committee of the Banks.com Board of Directors considered a number of financial factors pertaining to the merger as support for its determination to enter into the Merger Agreement, including the following:

•
the financial performance and condition, business operations and prospects of each of Banks.com, Remark Media, and the combined company, including the historical net losses of Remark Media, Remark Media’s recent equity financing, and the financial resources of the combined company at the effective time of the merger; and

•
the financial terms of the merger, including the consideration to be provided to Mr./Mrs. O’Donnell in exchange for their preferred shares and accrued dividends, the Warrant and the Note, as described in the section entitled “---Determination of Form and Consideration in the Merger.”

Strategic Alternatives. The Special Committee of the Banks.com Board of Directors considered the strategic alternatives to the merger available to Banks.com, including remaining a standalone entity and continuing to pursue financing and other strategic alternatives. The Special Committee also considered the efforts of Banks.com management, as well as its own experience, regarding the availability of other transaction parties willing and able to merge with or be acquired by Banks.com on terms more favorable to the Banks.com shareholders than the merger. After consideration of these alternatives, the Special Committee of the Board of Directors determined that the merger transaction with Remark Media is expected to yield greater value to the holders of Banks.com common stock than other reasonably likely alternatives.

In addition to the factors described above, the Banks.com Board of Directors considered the following factors in reaching its conclusion to approve the merger, all of which it viewed as supporting its decision to approve the business combination with Remark Media:

▪
Banks.com’s prospects and current and potential financial performance as an independent company and the strategic alternatives of Banks.com to the merger, including continuing as an independent company, raising additional capital from private equity investors, assuming additional debt, and other merger or acquisition opportunities;

▪	Banks.com’s ability to compete within its markets, including with larger companies that have significantly greater resources;

▪	the delisting of Banks.com’s shares on the NYSE Amex;

▪	that the merger consideration would enable Banks.com shareholders to own approximately 8.8% to 9.9% of the outstanding stock of Remark Media, which shares are traded on The NASDAQ Capital Market;

▪
the judgment of the Banks.com Board of Directors that soliciting interest from other third parties would be unlikely to lead to a better offer and could lead to the loss of Remark Media’s proposal; and

▪	the terms and conditions of the Merger Agreement, including the following related factors:

•
that a fixed ratio for the merger consideration provides Banks.com’s shareholders the opportunity to benefit from any increase in the trading price of Remark Media common stock between the announcement of the Merger Agreement and the completion of the merger;

•
the expectation that the merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the merger, the Banks.com shareholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•
the belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

•	the likelihood that the merger will be completed based on, among other things, Remark Media’s satisfaction of the financing condition to the merger simultaneously with entering the Merger Agreement;

•
the provisions that allowBanks.com, under certain circumstances, to engage in negotiations with, and provide information to, third parties, prior to the approval of the Merger Agreement by its shareholders, in response to an unsolicited takeover proposal that Banks.com’s board of directors determines in good faith would reasonably be expected to lead to a superior proposal;

•
the provisions that allow Banks.com, under certain circumstances, to terminate the Merger Agreement prior to the approval of the Merger Agreement by its shareholders, in order to enter into an alternative transaction in response to an unsolicited takeover proposal that Banks.com’s board of directors determines in good faith constitutes a superior proposal; and,

•	the possibility that the combined entity would be able to take advantage of the potential benefits resulting from the combination of the Remark Media and Banks.com public company infrastructures.

In the course of its deliberations, the Banks.com Board of Directors also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

▪	the substantial expenses to be incurred by it in connection with the merger and the risks and costs to Banks.com if the merger does not close timely or at all;

▪	the risk of diverting management attention and resources from operations and other strategic opportunities while focusing on the merger;

▪
the fact that Banks.com shareholders will have a significantly smaller ongoing equity participation in Remark Media (and, as a result, a smaller opportunity to participate in any future earnings and appreciation of Remark Media common stock) than they currently hold in Banks.com;

▪
the fact that a fixed exchange ratio for Remark Media’s shares could adversely affect Banks.com shareholders if the trading price of Remark Media common stock decreases between the announcement of the Merger Agreement and the completion of the merger;

▪
the fact that the number of Remark Media common shares to be issued to the Banks.com shareholders in the merger may be adjusted downward from 702,784 to 622,784 to reflect Banks.com’s net working capital immediately prior to the closing of the merger, as described below in “Merger Consideration and Adjustment;”

▪	the fact that Remark Media may choose not to consummate the merger if Banks.com’s working capital immediately prior to the closing of the merger is less than negative $570,000;

▪
the risk that the merger might not be consummated in a timely manner or at all and the potential adverse effect on the reputation of Banks.com if the public announcement of the merger or on the delay or failure to complete the merger with Remark Media;

▪
the fact that certain of Banks.com’s directors and executive officers have interests in the merger that are different from, or in addition to, the Banks.com’s shareholders, as described below in “Interests of Banks.com’s Directors and Executive Officers in the Merger;”

▪	the risk to the business of Banks.com, its operations and financial results in the event that the merger is not consummated; and

▪	various other risks associated with the combined company and the merger, including those described in the section entitled "Risk Factors" in this proxy statement/prospectus.

The Banks.com Board of Directors also considered the fact that the Merger Agreement provides that Banks.com is not obligated to close the merger unless it has received  the opinion of its financial advisor, American ValueMetrics, as to the fairness to Banks.com, from a financial point of view and as of the date of the opinion, of the consideration provided for in the merger to holders of Banks.com common stock.

The foregoing information and factors considered by the Banks.com Board of Directors are not intended to be exhaustive but are believed to include all of the material factors considered by the Banks.com Board of Directors. The Banks.com Board of Directors conducted an overall analysis of the factors described above, including thorough discussions with Banks.com's legal advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinion of the Banks.com Financial Advisor

Pursuant to an engagement letter dated February 28, 2012, Banks.com retained American ValueMetrics to render an opinion to the Board of Directors of Banks.com as to whether the merger consideration to be paid by Remark Media pursuant to the merger was fair to Banks.com and holders of its common stock from a financial point of view.

Banks.com engaged American ValueMetrics based upon American ValueMetrics’ experience and expertise.  American ValueMetrics is a national boutique business valuation firm focused on providing business and intangible asset valuations for fairness opinions, financial reporting, tax planning and reporting, employee stock ownership plans, corporate planning, and other purposes. In this capacity, American ValueMetrics is regularly engaged to prepare business valuations in connection with business combinations and for other purposes and has access to and utilizes different databases of information on business valuation for comparative purposes.

Under the terms of the engagement letter between American ValueMetrics and Banks.com, Banks.com agreed to pay American ValueMetrics an opinion fee of $25,000, which became payable upon delivery by American ValueMetrics of the opinion described below.   In addition, American ValueMetrics has provided certain impairment testing and other business valuation services to Banks.com from time to time, including a valuation report with respect to certain of Banks.com’s intangible assets for the purpose of impairment testing pursuant to FASB 142 in connection with Banks.com’s preparation of its financial statements for its fiscal year ending December 31, 2011.  Since January 1, 2008, American ValueMetrics has received aggregate fees of less than $10,000 from Banks.com for valuation and other financial services unrelated to the merger.  Remark Media has never had any business relationship with American ValueMetrics.

On April 2, 2012, American ValueMetrics rendered its oral and written opinion to the Board of Directors of Banks.com, to the effect that, and subject to the various assumptions, qualifications and limitations set forth therein, as of April 2, 2012, the merger consideration to be provided by Remark Media pursuant to the Merger Agreement was fair, from a financial point of view, to Banks.com and the holders of its common stock..

The full text of the written opinion of American ValueMetrics is attached hereto as Annex C and is incorporated by reference. Holders of Banks.com common stock are encouraged to read the opinion carefully in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by American ValueMetrics. The analyses and opinion of American ValueMetrics were prepared for and addressed to the Board of Directors of Banks.com in connection with its evaluation of the merger and do not constitute an opinion as to the merits of the merger and is not a recommendation to any shareholder as to how to vote or take any other action in connection with the merger or otherwise. The merger consideration was determined through arms’ length negotiations between Remark Media and its representatives and Banks.com and its representatives. American ValueMetrics did not recommend any specific amount of consideration to Remark Media or the Board of Directors of Remark Media or suggest that any specific amount of consideration constituted the only appropriate consideration for the merger.  American ValueMetrics did not express any opinion as to the impact of the merger on the solvency or viability of Remark Media or Banks.com or the ability of Remark Media or Banks.com to pay its obligations when they become due. In addition, American ValueMetrics did not advise or opine with respect to any legal, regulatory, accounting or tax matters.

The summary of the opinion below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, American ValueMetrics reviewed and considered such financial and other information as it deemed relevant, including, among other things:

▪	certain financial terms of the executed Merger Agreement;

▪	certain financial and other business information of Banks.com furnished to American ValueMetrics and prepared by the management of Banks.com;

▪	certain periodic reports and other publicly available information regarding Remark Media;

▪	comparisons of certain publicly available financial data of companies whose securities are traded in the public markets and that American ValueMetrics deemed relevant to similar data for Banks.com;

▪	comparisons of the financial terms of the proposed transaction with the financial terms, to the extent publicly available, of certain other transactions that American ValueMetrics deemed relevant; and

▪	such other information, financial studies, analyses and investigations and such other factors that American ValueMetrics deemed relevant for the purposes of its letter and opinion.

American ValueMetrics also held discussions with members of senior management and representatives of Banks.com and Remark Media concerning the business and prospects of the merged business, the financial and other business information of Remark Media and Banks.com, as well as the businesses and prospects of Remark Media and Banks.com.  American ValueMetrics also held discussions with other industry participants without revealing the identities of Remark Media or Banks.com.

Banks.com advised American ValueMetrics that Banks.com had recently undergone a de-listing by the NYSE Amex and transitioned trading in its common stock to the OTCQB Marketplace.  Because shares of Banks.com common stock were no longer traded on a national securities exchange, AmericanValueMetrics determined that the recent market prices for the stock did not adequately reflect the “intrinsic value” of the stock as a business enterprise.  Although Banks.com’s business operations were currently producing a positive normalized net operating cash flow, the company’s operating results continued to be negatively impacted by revenue charge-backs from advertising network partners in certain portions of its search business.  Banks.com also advised American ValueMetrics that its liquidity position was becoming severely strained based on these revenue charge-backs and substantial expenses incurred in connection with its recent exploration of various strategic alternatives, including the merger with Remark Media. As a result, Banks.com indicated that its ability to continue normal business operations would be substantially limited if it is not able to complete the merger, achieve sufficient cash flows from operations, or raise additional debt or equity financing.

Remark Media advised American ValueMetrics that it was in a state of internal reorganization.  Remark Media had no significant business operations.  While Remark Media was attempting to establish itself in social media, it had not yet demonstrated any reliable basis for monetizing web traffic.  Remark Media had recently raised $4.25 million in equity, and was actively seeking to acquire established business operations. Remark Media’s principal investment to date is a minority  interest in Sharecare, Inc., a privately held company formed by the founder of WebMD and Dr. Mehmet Oz. Remark Media reports ancillary financial data for Sharecare in its annual and quarterly reports filed with the SEC, but because Sharecare is a privately-held company, detailed financial information is not available.

In conducting its review and analysis and in arriving at the opinion described above, American ValueMetrics, with the consent of Banks.com, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Remark Media or Banks.com, respectively, or which was publicly available. American ValueMetrics did not undertake any responsibility for independently verifying, and did not independently verify the accuracy, completeness or reasonableness of any such information. In addition, American ValueMetrics did not conduct, nor did American ValueMetrics assume any obligation to conduct, any physical inspection of the properties or facilities of Remark Media or Banks.com.   With respect to financial forecasts for Banks.com that were provided to American ValueMetrics, American ValueMetrics, with Banks.com’s consent, has not relied on such financial forecasts (other than Banks.com’s anticipated need for additional capital described above).  Accordingly, American ValueMetrics expressed no opinion with respect to such forecasts or estimates or the assumptions on which they are based.  American ValueMetrics received no forecasts from Remark Media as to the future financial condition or performance of Remark Media.

American ValueMetrics did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities (contingent or otherwise) of Remark Media or Banks.com, nor was American ValueMetrics furnished with any such materials. In addition, American ValueMetrics did not evaluate the solvency or fair value of Remark Media or Banks.com under state or federal laws relating to bankruptcy, insolvency or similar matters. American ValueMetrics did not advise or opine with respect to any legal, regulatory, accounting or tax matters. American ValueMetrics did not make any independent investigation of any legal, accounting or tax matters relating to Remark Media or Banks.com, and assumed the correctness of all legal, accounting and tax advice given to Banks.com.

American ValueMetrics was not requested to opine as to, and its opinion does not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the merger or other transactions contemplated by the Merger Agreement, or (ii) any tax or other consequences that might result from the merger or other transactions contemplated by the Merger Agreement. Furthermore, American ValueMetrics was not requested and did not express any opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the merger, or any class of such persons, relative to the consideration to be paid by Remark Media in the merger or with respect to the fairness of any such compensation.

American ValueMetrics’ opinion does not constitute a recommendation to shareholders as to how the shareholder should vote with respect to the merger or to take any other action in connection with the merger or otherwise. American ValueMetrics does not express any opinion as to what the value of Remark Media common stock actually will be when issued to Banks.com shareholders pursuant to the merger. Further, American ValueMetrics expressed no view as to price or trading range for shares of Remark Media common stock following the consummation of the merger or otherwise.

Summary of Analyses

American ValueMetrics prepared Valuation Reports of Banks.com and Remark Media complying with Uniform Standards of Professional Appraisal Practice.  The objective of the analyses was to determine the fair value of the consideration to be contributed by each of the merger partners on an equity value basis.

For Banks.com, American ValueMetrics used both conventional transaction market comparison and income approaches to determine its equity value, but did not use a discounted cash flow analysis because it deemed any cash flow projections to be very speculative.   The impact of recent revenue charge-backs on Banks.com’s cash flow further diminished the relevance of the discounted cash flow approach.

For Remark Media, American ValueMetrics determined that conventional transaction market comparison and income approaches to determine equity value were not meaningful because Remark Media has no significant business operations and had negative net income.  However, Remark Media’s common stock is traded on The NASDAQ Capital Market.  Therefore, American ValueMetrics determined that using the market value of Remark Media’s equity based on its trading price was the more appropriate measure for determining Remark Media’s equity value.

The following summary does not purport to be a complete description of the financial analyses performed by American ValueMetrics, nor does the order of the analyses described herein represent relative importance or weight given them. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and alone are not a complete description of the financial analyses.  Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 27, 2012, and is not necessarily indicative of current market conditions.

Valuation Reports

American ValueMetrics prepared valuation reports complying with Uniform Standards of Professional Appraisal Practice (USPAP) for each of Banks.com and Remark Media.  American ValueMetrics used multiples of market value of invested capital or MVIC as a means of deriving the fair market value of a 100% equity interest in each of Banks.com and Remark Media.  MVIC is defined as market capitalization less long-term debt.  MVIC is not a valuation methodology, but rather a measurement of value and is often referred to as the “enterprise value” of a company.  The values of MVIC derived by American ValueMetrics were then integrated into a balance sheet for each company with adjustments being made to the assets and liabilities to reflect fair value according to generally accepted accounting principles (“GAAP”).

Banks.com

For the reasons described above, under “—Summary of Analyses,” American ValueMetrics determined that the intrinsic value of Banks.com’s equity per share would be the basis for evaluating its equity value relative to that of Remark Media.

American ValueMetrics began by performing a conventional valuation to determine the intangible asset value of each of  Banks.com’s website assets plus the intangible asset value of its goodwill.  American ValueMetrics substituted these asset values for the book values and subtracted Banks.com’s liabilities to calculate the fair value of Banks.com’s equity per share, which exceeded Banks.com’s  book value per share and its current trading price.  Based upon an intrinsic valuation (meaning the value of the assets in an asset sale as opposed to a stock sale), American ValueMetrics determined that Banks.com’s equity value exceeded its current market price per share by a ratio of approximately 10-to-4.

The Banks.com balance sheet set forth below presents the results of the integration of MVIC, determined as described above, into the balance sheet of Banks.com.   The balance sheet as of December 31, 2011, was not adjusted to estimate equity value at February 27, 2012, because there were no known significant changes to the balance sheet in that interim period. The adjustments made to the Banks.com balance sheet below include (1) valuing the company’s domain properties, or discrete intangibles, separately and adjusting them to their current market value and (2) adjusting non-discrete intangibles, or goodwill, by subtracting the current market value of the discrete intangibles from the total MVIC, which was determined in the appraisal process.  As calculated by American ValueMetrics, the fair equity value of Banks.com as of February 27, 2012 was approximately $2.7 million or $0.10 per share.

Remark Media

For the reasons described above, under “—Summary of Analyses” and in this section, American ValueMetrics determined that the market value of Remark Media based on its trading price on The NASDAQ Capital Market on the date of the Merger Agreement (February 27, 2012) less outstanding liabilities would be the best basis for valuing Remark Media’s equity for comparison purposes.

Remark Media’s primary asset is its investment interest in a private company, Sharecare, Inc.  Although detailed financial statements for Sharecare are not available, Remark Media advised American ValueMetrics that, as disclosed in their annual and quarterly filings with the SEC, Sharecare has not generated any income to date and it is not expected to generate any income in the indeterminate future.  For these reasons, the intrinsic value of Remark Media could not be determined at this time and a zero value was placed on the Sharecare interest for the purposes of this analysis.  However, the market value of the Remark Media stock is believed to adequately reflect the value of the Sharecare interest.  Accordingly, American ValueMetrics based the equity value per share of Remark Media on its trading price.  Because Remark Media has experienced, and is expected to continue experiencing, negative cash flow even after the proposed merger, and because the fair value of its investment in Sharecare cannot be determined at this time, it is expected that the intrinsic value of Remark Media would be less than the current market price.   Therefore, American ValueMetrics used the market price of Remark Media common stock as a basis for determining the equity per share for the purposes of its fairness analysis.

American ValueMetrics did not attempt to derive an “average” price because the Merger Agreement was signed during an interim period for which Remark Media had not yet filed its quarterly report with the SEC and because there had been several significant capital events that occurred during the two month period prior to February 27, 2012.  Further, because the merger would affect less than 10% of the outstanding common stock of Remark Media, it was deemed that the closing sales price of Remark Media common stock on the date of the Merger Agreement would be the best basis for comparison for the merger fairness analysis.

Remark Media did not provide American ValueMetrics with interim financial statements or projections.  American ValueMetrics made certain estimates to determine the probable equity value of Remark Media due to the transaction date occurring during the interim period ending March 30, 2012.  The Remark Media balance sheet set forth below reflects the fair value of MVIC for Remark Media, Inc. as of December 31, 2011, with adjustments to estimated equity on February 27, 2012 based on the following assumptions:

•
an increase in cash of $4.25 million representing new equity financing secured by Remark Media in February 2012, which amount was reduced by estimated payments for stock issuance costs and estimated cash to fund operations for January and February of 2012; and

•	the anticipated exchange of $300,000 for Banks.com preferred stock in the merger.

American ValueMetrics' estimates assume there were no other material balance sheet adjustments between December 31, 2011 and February 27, 2012.  American ValueMetrics determined the fair equity value of Remark Media as of February 27, 2012, to be approximately $42.1 million or $6.38 per share.

Comparison of Banks.com and Remark Media Equity Values

As described above, American ValueMetrics determined the fair equity value per share as of February 27, 2012, for Banks.com and Remark Media to be $.10 and $6.38, respectively.  American ValueMetrics then calculated the equity values of the minimum and maximum number of shares of Remark Media common stock to be issued in the merger to holders of Banks.com common stock, which values were adjusted for the dilution that would occur as the result of issuing shares in the merger.  Based on the foregoing, American ValueMetrics determined that the aggregate fair equity value of the consideration to be received by holders of Banks.com common stock in the merger would be approximately $3.6 million, or $5.81 per share, if the minimum number of shares are issued in the merger, and approximately $4.04 million, or $5.75 per share, if the maximum number of shares are issued in the merger.  These values reflect a premium of 39% to 49% over the appraised value of equity per common share of Banks.com based upon the estimated equity value per common share of Remark Media on February 27, 2012.

Balance Sheet of Banks.com Used for Comparative Analysis

BANKS.COM, INC. AND SUBSIDIARIES
BALANCE SHEET
December 31, 2011

	AT BOOK VALUE	ADJUSTED TO FAIR VALUE

ASSETS:
Current Assets
Cash	$112,000	112,000
Accounts Receivable	279,000	279,000
Prepaid Expenses and Other	114,000	114,000
Deferred Income Taxes	62,000	62,000
Inventory	0	0
Total Current Assets	567,000	567,000

Fixed Assets
Property, Plant And Equipment (Excl Real Estate)
Property and Equipment, Net	62,000	62,000
Total Fixed Assets (Excl Real Estate)	62,000	62,000

Other Assets
Other Assets	68,000	68,000
Total Other Assets	68,000	68,000

Intangible Assets
Domains and Other Intangibles, Net - Banks.com	852,000	23,134
Domains and Other Intangibles, Net - IRS.com	941,000	941,161
Domains and Other Intangibles, Net - MyStockFund.com	255,000	298,347
Domains and Other Intangibles Tested for Impairment	2,048,000	1,262,642

Domains and Other Intangibles, Net - All Other	201,000	N/A
Appraised Value of Non-Discrete Intangibles (Goodwill)	N/A	2,498,324
Total Intangible Assets	2,249,000	3,760,966

TOTAL ASSETS	2,946,000	4,457,966
Market Value in Excess of Book		1,511,966

BANKS.COM, INC. AND SUBSIDIARIES
BALANCE SHEET
December 31, 2011

	AT BOOK VALUE	ADJUSTED TO MARKET VALUE
LIABILITIES
Current Liabilities
Accounts Payable	$710,000	$710,000
Accrued Expenses	312,000	312,000
Accrued Dividends	99,000	99,000
Deferred Revenue	24,000	24,000
Notes Payable, Current Portion, Net of Discount	203,000	203,000
Total Current Liabilities	1,348,000	1,348,000

Long Term Liabilities
Notes Payable, Less Current Portion	412,000	412,000
Notes Payable, Related Parties	0	0
Long Term Debt	0	0
Total Long Term Liabilities	412,000	412,000

TOTAL LIABILITIES	1,760,000	1,760,000

EQUITY
Preferred stock, $.001 par value 3,000,000 shares issued and outstanding	3,000	3,000
Common stock, $.001 par value, 26,003,003 and 25,814,103 shares issued and outstanding.	26,000	26,000
Additional Paid-In Capital	10,952,000	10,952,000
Accumulated Deficit	(9,795,000)	(9,795,000)
Value in Excess of Par	0	1,511,966
TOTAL EQUITY	1,186,000	2,697,966

TOTAL LIABILITIES & EQUITY	2,946,000	4,457,966

Adjusted Balance Sheet of Remark Media Used for Comparative Analysis

REMARK MEDIA.COM, INC.
BALANCE SHEET
FEBRUARY 27, 2012

	AT BOOK VALUE	ADJUSTED TO MARKET VALUE

ASSETS:

Current Assets
Cash and Cash Equivalents	1,531,502	1,531,502
Trade Accounts Receivable, Net	21,730	21,730
Trade Accounts Receivable due from Affiliates	302,129	302,129
Prepaid expenses and Other Current Asstes	393,989	393,989
Inventory	-	-
Total current assets	2,249,350	2,249,350

Fixed Assets
Property Plant and Equipment (Excluding Real Esate)
Property, Equipment and Software, Net	364,386	364,386
Total Fixed Assets (Excluding Real Estate)	364,386	364,386

Real Estate
Land	-	N/A
Improvements	-	N/A
Total	-	N/A
Less Accumulated Depreciation	-	N/A
Appraised Value of Real Estate	N/A	-
Total Real Estate	-	-

Other Assets
Investment in Unconsolidated Affiliate	905,852	905,852
Licenses to Operate in China	100,000	100,000
Other Long-Term Assets	100,000	100,000
Less accumulated amortization	-	-
Total Other Assets	1,105,852	1,105,852

Intangible Assets
Discrete Intangible Assets (Intellectual Property)	-	N/A
Non-Discrete Intangible Assets (Goodwill) at Book	16,429	N/A
Less Accumulated Amortization	-	N/A
Appraised Value of Discrete Intangibles (IP)	N/A	-
Appraised Value of Non-Dicrete Intangibles (Goodwill)	N/A	40,652,866
Total Intangible Assets	16,429	40,652,866

TOTAL ASSETS	3,736,017	44,372,454
Market Value in Excess of Book Value		40,636,437

REMARK MEDIA.COM, INC.
BALANCE SHEET
February 27, 2012

	AT BOOK VALUE	ADJUSTED TO MARKET VALUE

LIABILITIES

Current Liabilities
Accounts Payable	$93,806	$93,806
Advances from Stockholder	85,745	85,745
Accrued Expenses and Other Current Liabilities	547,569	547,569
Total Current Liabilities	727,120	727,120

Long Term Liabilities
Deferred Tax Liabilities	25,000	25,000
Other Long Term Liabilities	290,714	290,714
Total Long Term Liabilities	315,714	315,714

Total liabilities	1,042,834	1,042,834

Equity
Common Stock, $0.001 Par Value	5,422	5,422
Accumulated Other Comprhensive Income	16,881	16,881
Additional Paid-In Capital	101,444,780
Accumulated Deficit	(98,773,900)
Adjustment to Equity	-	(1,065,137)
Value in excess of par	-	40,636,437
Total equity	2,693,183	39,593,603

Total liabilities and equity	$3,736,017	$40,636,437

Equity adjustments to estimate 2/27/2012

Equity 12/31/2011		$39,593,603
New Equity Raised (Net of Issuance Costs)		3,850,000
Less Estimated Operating Losses Q1		(1,000,000)
Contingency to Purchase BNNX Preferred Stock		(300,000)
Estimated Equity 2/29/2012		$42,143,603

Shares outstanding prior to dilution	6,603,266
Equity per share		$6.44

Board of Directors and Officers of the Combined Company

Pursuant to the Merger Agreement, it is contemplated that all of Banks.com’s current directors will resign, all of Banks.com’s current executive officers will resign as officers, effective in each case at the effective time of the merger.  Notwithstanding the foregoing, Banks.com employees would continue as employees of the combined company, but without officer positions.

Following the merger, the Board of Directors of Remark Media will continue to be the Board of Directors of the combined company.  The Remark Media directors currently are Scott Booth, Theodore P. Botts, Gregory M. Swayne and Kai-Shing Tao.

Following the merger, the management team of the combined company is expected to be composed of Remark Media’s management team. The following table lists the names, ages as of May 24, 2012, and positions of the individuals who are expected to serve as executive officers and directors of the combined company on consummation of the merger:
Name	Age	Position
Carrie B. Ferman	36	Chief Executive Officer
Eric J. Orme	37	Chief Technology Officer
Bradley T. Zimmer	33	Chief Operating Officer and General Counsel
Scott V. Booth	43	Director
Theodore P. Botts	66	Director
Gregory M. Swayne	53	Director
Kai-Shing Tao	35	Director

Interests of Remark Media’s Executive Officers and Directors in the Merger

Remark Media’s stockholders should be aware that certain executive officers of Remark Media and members of Remark Media’s board of directors have interests in the merger that may be different from, or in addition to, the interests of Remark Media’s stockholders. These interests relate to, among other things, the fact that the current executive officers and directors of Remark Media will continue in such roles in the combined companies after the merger.

 Remark Media’s board of directors was aware of these potential conflicts of interest and considered them in reaching its decision to approve the transactions contemplated by the Merger Agreement and to recommend that Remark Media’s shareholders approve the Remark Media proposals contemplated by this proxy statement/prospectus.

Ownership Interests

Following the closing of the merger, the executive officers and directors of Remark Media, together with their affiliates, will own approximately 12.2% of the common stock of the combined company, including shares subject to outstanding options.

Interests of Banks.com’s Directors and Executive Officers in the Merger

In considering the recommendation of Banks.com’s board of directors with respect to approving the Merger Agreement and the other matters to be acted on by Banks.com’s shareholders at the special shareholders meeting, Banks.com’s shareholders should be aware that Daniel M. O’Donnell, Chairman and Chief Executive Officer of Banks.com has interests in the merger that may be different from, or in addition to, the interests of Banks.com’s shareholders. These interests relate to or arise from the following matters:

▪	The Warrant held by Mr./Mrs. O’Donnell will be converted into between approximately 6,210 and 7,010 shares of Remark Media common stock.

▪
The Note held by Mr./Mrs. O’Donnell will be converted into a new note and zero shares of Remark Media common stock. The existing Note that will be converted into the new note bears interest at the rate of 10.0% per annum and is convertible into shares of Banks.com common stock. The outstanding principal and accrued interest on the existing note is due on June 26, 2012. The new note will have the same terms except it will not be convertible into shares of Banks.com common stock.

▪
The Preferred Stock held by Mr./Mrs. O’Donnell will be converted into the right to receive cash consideration of $300,000 and between approximately 21,660 and 24,442 shares of Remark Media common stock.

▪
Mr. O’Donnell and Remark Media will enter into an employment agreement at the closing of the merger which contains the following terms: The agreement has a one-year term, provides for an annual salary of $200,000 and may be terminated without cause by Remark Media upon payment of salary and accrued benefits and earned bonus, if any, through the date of termination.  The agreement also contains standard noncompete, confidentiality and nonsolicitation provisions.

Ownership Interests

To consummate the merger, Banks.com shareholders must approve the Merger Agreement and the merger, which requires proxies or votes from the holders of a majority of the shares of Banks.com common stock and preferred stock outstanding on the applicable record date voting together as a class.  Additionally, the holders of 75% of the Banks.com preferred stock must approve the Merger Agreement and the merger.  Charles Dargan, Steven Ernst, Lawrence Gibson, Frank McPartland, and Daniel O’Donnell and Kimberly O’Donnell – each individually and as trustee on behalf of the Daniel & Kimberly O’Donnell Trust DTD 5/26/05, who collectively own approximately 50.1% of the outstanding shares entitled to vote on the Merger Agreement and the merger and 100% of the outstanding shares of Banks.com preferred stock as of the record date, have entered into support agreements pursuant to which they have agreed to vote their shares in favor of the adoption of the Merger Agreement and approval of the merger.  Therefore, the Merger Agreement will be adopted and the merger approved regardless of how Banks.com’s other shareholders vote their shares, unless the Merger Agreement is terminated, in which case the support agreements will terminate.

Stock Options

At the effective time of the merger, each Banks.com stock option to purchase Banks.com common stock not exercised prior to the merger will be cancelled or terminated.

Form of the Merger; NASDAQ Capital Market Listing

The Merger Agreement provides that at the effective time of the merger, the Merger Sub will be merged with and into Banks.com. Upon the consummation of the merger, Banks.com will continue as the surviving corporation and will be a wholly-owned subsidiary of Remark Media. After completion of the merger, Remark Media will continue to trade under the symbol MARK on The NASDAQ Capital Market.

Merger Consideration and Adjustment

At the effective time of the merger, all outstanding shares of Banks.com common stock and preferred stock, the Note and the Warrant will convert into the right to receive Remark Media common stock collectively representing between approximately 8.8% and 9.9% of the capital stock outstanding of the combined company.  The exact number of shares of Remark Media common stock issued in the merger will be no more than 702,784 nor less than 622,784 shares, depending on the level of Banks.com net working capital immediately prior to the effective time of the merger. If Banks.com’s net working capital is negative $210,000 or better, the maximum number of shares, namely 702,784, will be issued in the merger, net of shares that would have been issued to dissenting shareholders, if any.  If Banks.com’s net working capital is negative $570,000 or worse, the minimum number of shares, namely 622,784, will be issued in the merger, net of shares that would have been issued to dissenting shareholders, if any.  If Banks.com’s net working capital is less than negative $210,000, but greater than negative $570,000, the number of shares issued in the merger will equal 702,784 less one share for each $4.50 shortfall in net working capital below negative $210,000, net of shares that would have been issued to dissenting shareholders, if any.  In no event will the maximum number of shares issued in the merger be more than 702,784 shares nor less than 622,784 shares, net of shares that would have been issued to dissenting shareholders, if any.  The total number of shares of Remark Media common stock that will be issued in the merger after any adjustments as described above is hereinafter referred to as the “Common Stock Consideration.”

At the date of the merger agreement, Banks.com estimated its net working capital to be negative $210,000.  At March 31, 2012, Banks.com estimated its net working capital to be negative $290,000.  At April 30, 2012, Banks.com estimated its net working capital to be negative $90,000.

The Banks.com common shareholders will receive in the aggregate between 594,912 and 671,332 shares of Remark Media common stock representing between approximately 8.5% and 9.4% of the shares of outstanding common stock of the combined company, and on a per Banks.com share basis between 0.0229 and 0.0258 shares of Remark Media common stock. Such number of shares will constitute a pro rata portion of the Common Stock Consideration less the Remark Media common stock issued with respect to the Banks.com preferred stock, the Note and the Warrant, all of which are held by Daniel M. O’Donnell, President and Chief Executive Officer of Banks.com, and his affiliates (collectively, “Mr./Mrs. O’Donnell”).

▪
With respect to the Banks.com preferred stock, Mr./Mrs. O’Donnell such preferred stock will be converted into aggregate cash consideration of $300,000 and shares of Remark Media common stock equal to the Common Stock Consideration multiplied by 0.03478.  This will equal between 21,660 and 24,442 shares of Remark Media common stock, or approximately 3% of the total Common Stock Consideration.  Upon such payment and issuance of common stock, any accrued and unpaid dividends on such preferred stock shall also be deemed satisfied and paid.

▪
With respect to the Note, such Note in the original principal amount of $125,000 will be cancelled, exchanged for and converted into a Banks.com note payable to Mr./Mrs. O’Donnell in the principal amount of $125,000 and the right to receive the issuance of shares of Remark Media common stock equal to the Common Stock Consideration multiplied by 0.0000003.  This will equal approximately zero shares of Remark Media common stock.  The existing Note that will be converted into the new note bears interest at the rate of 10.0% per annum and is convertible into shares of Banks.com common stock. The outstanding principal and accrued interest on the existing note is due on June 26, 2012. The new note will have the same terms except it will not be convertible into shares of Banks.com common stock.

▪
With respect to the Warrant, such Warrant will be cancelled, exchanged for and converted into the right to receive the issuance of shares of Remark Media common stock equal to the Common Stock Consideration multiplied by (a) a quotient resulting from dividing (i) 530,150 by (ii) the sum of the total number of Banks.com common stock issued and outstanding shares immediately prior to the effective time of the merger (excluding shares held by Banks.com dissenting shareholders, if any) and 530,150; (b) less 0.010006.  If there are no dissenting shareholders, this will equal between approximately 6,210 and 7,010 shares of Remark Media common stock, or approximately 1% of the Common Stock Consideration.

The following table illustrates the number of shares of Remark Media common stock that will be issued (a) for each outstanding share of Banks.com common stock, (b) collectively to all Banks.com securityholders, (c) for the Banks.com common stock, (d) for the Banks.com preferred stock, (e) for the Note, and (f) for the Warrant, at the maximum Common Stock Consideration, the minimum Common Stock Consideration, and at a level of net working capital of negative $390,000.  The calculations are based on 26,003,009 shares of Banks.com common stock and 3,000,000 shares of Banks.com preferred stock being issued and outstanding at the effective time of the merger.

	Net Working Capital of Negative $210,000	Net Working Capital of Negative $570,000	Net Working Capital of Negative $390,000
No. of shares of Remark Media common stock received in exchange for each share of issued and outstanding Banks.com common stock	0.0258	0.0229	0.0243
No. of shares of Remark Media common stock received collectively by Banks.com securityholders	702,784	622,784	662,784
No. of shares of Remark Media common stock received collectively by Banks.com common shareholders	671,332	594,912	633,122
No. of shares of Remark Media common stock received in exchange for all shares of Banks.com preferred stock	24,442	21,660	23,051
No. of shares of Remark Media common stock received in exchange for the Note	0	0	0
No. of shares of Remark Media common stock received in exchange for the Warrant	7,010	6,212	6,611

“Net Working Capital” is defined in the Merger Agreement as current assets less current liabilities calculated as of 11:59 p.m., Pacific Time, on the last calendar day of the month immediately preceding the closing date or, if the closing date occurs on the last calendar day of a month, on the closing date, as determined in accordance with GAAP but comprised, however, solely of the following line items: Current Assets include A/R, Cash, Deposits, Prepaids and Life Insurance Cash Value, and Current Liabilities include Accounts Payable, Current  Credit Card Charges not yet billed, Accrued Compensation not yet paid and Accrued Paid Time Off not yet paid.  Current liabilities also include: salaries, wages, bonuses, tax withholding, benefit plan contributions, vacation pay, sick pay and leave obligations,

Fractional Shares

No fractional shares will be issued in the merger.  Instead, Remark Media will pay to the Banks.com securityholders, in cash, the value of any fractional share interest arising from the merger.  The cash payment will equal the fraction to which the securityholder would otherwise be entitled multiplied by $5.88.  In no event, however, shall more than $5,000 in the aggregate be paid to all Banks.com securityholders in lieu of fractional shares.  In the event the total is more than $5,000, each securityholder will receive a pro rata portion of $5,000.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived, including the approval of the merger by the shareholders of Banks.com. The merger will become effective upon the filing of articles of merger with the Secretary of State of the State of Florida, or at such later time as is consented to by Banks.com and Remark Media and specified in the articles of merger. Neither Remark Media nor Banks.com can predict the exact timing of the consummation of the merger.

Regulatory Approvals

In the United States, Remark Media must comply with applicable federal and state securities laws and the rules and regulations of NASDAQ in connection with the issuance of shares of Remark Media common stock in the merger and the filing of a registration statement, of which this proxy statement/prospectus is a part, with the SEC. Remark Media will file a supplemental listing application with The NASDAQ Capital Market for the listing of Remark Media common stock issuable in connection with the merger. As of the date of this proxy statement/prospectus, neither Remark Media nor Banks.com is required to make filings or to obtain approvals or clearances from any other federal or state regulatory authorities, including any antitrust regulatory authorities in the United States, or antitrust regulatory authorities in other countries to consummate the merger.

Material United States Federal Income Tax Consequences of the Merger

The following discussion summarizes the material U.S. Federal income tax consequences of the merger that generally are expected to apply to Banks.com's common shareholders upon an exchange of their Banks.com common stock for Remark Media common stock and cash in lieu of fractional shares of Remark Media common stock. This summary is based on current provisions of the Code, existing Treasury regulations, and current administrative positions and court decisions, all of which are subject to change, possibly with retroactive effect. Any changes in these authorities could substantially alter the tax consequences to Remark Media, Banks.com or the shareholders of Banks.com as described in this summary.

This summary does not address the following:

▪	the tax consequences of the merger under U.S. Federal laws other than income tax laws or under state, local or foreign laws;

▪
the tax consequences of transactions effectuated before, after or at the same time as the merger, whether or not they are in connection with the merger, including, without limitation, transactions in which Banks.com common stock acquired or Remark Media common stock is disposed of;

▪	the tax consequences to holders of options or warrants issued by Banks.com;

▪	the tax consequences of the receipt of Remark Media common stock other than in exchange for Banks.com common stock pursuant to the merger; or

▪
the tax consequences of the disposition of the Banks.com preferred stock by Daniel M. O’Donnell and his affiliates or the exchange of a note of Banks.com held by Mr. O’Donnell and his affiliates for a new note of Banks.com.

Moreover, this discussion does not address all U.S. Federal income tax consequences of the merger that may be relevant to particular holders of Banks.com common stock that may be subject to special treatment under U.S. Federal income tax laws, including, without limitation:

▪	dealers, brokers and traders in securities;

▪	foreign persons or entities;

▪	tax-exempt entities;

▪	financial institutions, regulated investment companies, real estate investment trusts or insurance companies;

▪
partnerships or limited liability companies that are not treated as corporations for U.S. Federal income tax purposes, subchapter S corporations and other pass-through entities and investors in those entities;

▪	holders who are subject to the alternative minimum tax provisions of the Code;

▪	holders who acquired their Banks.com common stock in connection with stock option or stock purchase plans or otherwise as compensation;

▪	holders who hold Banks.com common stock that constitutes small business stock within the meaning of section 1202 of the Code;

▪	holders with a functional currency other than the U.S. dollar;

▪	holders who hold their Banks.com common stock as part of a hedging, straddle or other integrated investment or risk reduction strategy; or

▪	holders who do not hold their Banks.com common stock as capital assets within the meaning of section 1221 of the Code (generally, property held for investment).

Accordingly, holders of Banks.com common stock are advised and expected to consult their own tax advisers regarding the U.S. Federal income tax consequences of the merger to them in light of their personal circumstances and the consequences of the merger under U.S. Federal laws other than income tax laws or under state, local or foreign laws.

           Greenberg Traurig, P.A., outside counsel to Remark Media, has rendered a tax opinion to Remark Media to the effect that the merger will be treated for U.S. Federal income tax purposes as a reorganization within the meaning of section 368 of the Code. This opinion is based on current law and is conditioned on certain assumptions and  on covenants and representations by Banks.com, Remark Media, and Merger Sub, all of which must continue to be true and accurate as of the closing of the merger.

No ruling has been or will be requested from the Internal Revenue Service, or the IRS, in connection with the merger. In addition, shareholders of Banks.com should be aware that the tax opinion discussed in this section and the summary provided below are not binding on the IRS or the courts. Accordingly, the opinion and the statements made herein may be challenged by the IRS, and the challenge upheld by the courts.  In addition, if any of the representations or assumptions upon which the tax opinion of Greenberg Traurig, LLP. is based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected.

As noted above, it is the opinion of Greenberg Traurig, P.A., subject to the limitations and qualifications set forth herein, that:

▪	the merger will be treated for U.S. Federal income tax purposes as a reorganization within the meaning of section 368 of the Code;

▪	Remark Media, Merger Sub, Banks.com and the Remark Media shareholders will not recognize any gain or loss solely as a result of the merger;

▪
Banks.com common shareholders will not recognize any gain or loss upon receipt of solely Remark Media common stock in exchange for their Banks.com common stock, other than with respect to cash received in lieu of fractional shares of Remark Media common stock;

▪
the aggregate tax basis of the Remark Media common stock received by a Banks.com common shareholder in the merger (including any fractional share deemed received, as described below) will be equal to the aggregate tax basis of the shares of Banks.com common stock surrendered in exchange therefor;

▪
the holding period of Remark Media common stock received by a Banks.com common shareholder in the merger (including any fractional share deemed received as described below) will include the holding period of the Banks.com common stock surrendered in exchange therefor; and

▪
generally, cash payments received by Banks.com common shareholder in lieu of a fractional share of Remark Media common stock will be treated as if the fractional share were issued in the merger and then redeemed by Remark Media for cash, resulting in the recognition of gain or loss equal to the difference, if any, between the shareholder's basis in the fractional share and the amount of cash received. The gain or loss recognized by the shareholder will be a capital gain or loss and will be long term capital gain or loss if the shareholder's holding period for his Banks.com common stock  as of the date of the merger is more than one year.

Each holder of Banks.com common stock who receives Remark Media common stock in the merger is required to retain permanent records pertaining to the merger pursuant to Treasury regulation section 1.368-3(d). Each holder of Banks.com common stock who receives Remark Media common stock in the merger and who owns immediately before the merger at least 5%, by vote or value, of the Banks.com stock, or who owns Banks.com common stock with a tax basis of $1 million or more, will be required to file a statement with his Federal income tax return for the year of the merger. As provided in Treasury regulations section 1.368-3(b), the statement must set forth the holder’s basis in, and the fair market value of, the Banks.com common stock surrendered in the merger, the date of the merger and the name and employer identification number of Remark Media, Banks.com and Merger Sub.

For purposes of the discussion of the bases and holding periods for Banks.com common stock and Remark Media common stock, shareholders who acquired different blocks of Banks.com common stock at different times for different prices must calculate their basis, gains and losses and holding periods separately for each identifiable block of Banks.com common stock exchanged pursuant to the merger.

The foregoing discussion does not apply to Banks.com shareholders who properly perfect appraisal rights. Generally, a Banks.com shareholder who perfects appraisal rights with respect to his Banks.com common stock will recognize capital gain or loss equal to the difference between the shareholder's tax basis in that stock and the amount of cash received in exchange for that stock.

Certain noncorporate Banks.com shareholders may be subject to backup withholding, at a rate of 28%, on cash received pursuant to the merger. Backup withholding will not apply, however, to a Banks.com shareholder who (i) furnishes a correct taxpayer identification number and certifies on IRS Form W-9 that the Banks.com shareholder is not subject to backup withholding, (ii) provides a certification of foreign status on an appropriate IRS Form W-8 or (iii) is otherwise exempt from backup withholding. If a Banks.com shareholder required to do so does not provide a correct taxpayer identification number on IRS Form W-9, the Banks.com shareholder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the Banks.com shareholder's U.S. Federal income tax liability, provided that the Banks.com shareholder timely furnishes the required information to the IRS.

Anticipated Accounting Treatment

Banks.com security holders will own, after the merger, between approximately 8.8% and 9.9% of the outstanding shares of the combined company. Further, no Banks.com directors will serve on the combined company's Board of Directors and all members of the executive management of the combined company will be from Remark Media. Therefore, Remark Media will be deemed to be the acquiring company for accounting purposes, and the merger will be accounted for as a business combination.

The unaudited pro forma combined condensed consolidated financial information included in this proxy statement/prospectus has been prepared to give effect to the proposed merger of Banks.com and Remark Media as a business combination in accordance with accounting principles generally accepted in the United States. For accounting purposes, Remark Media is considered to be acquiring Banks.com in the merger.

Appraisal Rights

Banks.com shareholders as of the record date of the Banks.com special meeting are entitled to rights of appraisal under the FBCA. Pursuant to Section 607.1302 of the FBCA, a Banks.com shareholder who does not wish to accept the merger consideration to be received pursuant to the terms of the Merger Agreement may exercise appraisal rights and, if the merger is consummated, obtain the payment of the “fair value” of the shareholders’ shares of Banks.com common stock (as valued immediately prior to the completion of the merger in accordance with Florida law). Such fair value is exclusive of any appreciation or depreciation in anticipation of the merger, unless such exclusion would be inequitable to Banks.com and its remaining shareholders. Shareholders should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the merger, are not opinions as to, and do not otherwise address, fair value under the FBCA.

In order to exercise appraisal rights, a shareholder of Banks.com must strictly comply with the statutory procedures of Sections 607.1301 through 607.1333 of the FBCA, which are summarized below. A copy of the full text of those sections is included as Annex B to this proxy statement/prospectus. Shareholders of Banks.com are urged to read Annex B in its entirety and to consult with their legal advisers. Each shareholder of Banks.com who desires to assert such shareholder’s appraisal rights is cautioned that failure on the shareholder’s part to adhere strictly to the requirements of Florida law in any regard will cause a forfeiture of any appraisal rights.

Procedures for Exercising Rights of Appraisal.   The following summary of Florida law is qualified in its entirety by reference to the full text of the applicable provisions of the FBCA included as Annex B to this proxy statement/prospectus.

A shareholder, who desires to exercise such shareholder’s appraisal rights must deliver to Banks.com, prior to the taking of the vote on the merger, a written notice of intent to demand payment for such shareholder’s shares if the merger is effectuated. A vote against the merger will not alone be deemed to be the written notice of intent to demand payment and will not be deemed to satisfy the notice requirements under the FBCA. A shareholder need not vote against the merger, but cannot vote, or allow any nominee who holds such shares for the shareholder to vote, any of such shareholder’s Banks.com shares in favor of the merger. A vote in favor of the merger will constitute a waiver of the shareholder’s appraisal rights. The written notice of intent to demand payment should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to:

Banks.com, Inc.
Attention: Corporate Secretary
425 Market Street, Suite 2200
San Francisco, CA 94105

All such notices must be signed in the same manner as the shares are registered on the books of Banks.com. If a shareholder has not provided written notice of intent to demand payment before the vote is taken at the Banks.com special meeting, the shareholder will be deemed to have waived the shareholder’s appraisal rights.

Within 10 days after the completion of the merger, Remark Media must supply to each Banks.com shareholder who filed a notice of intent to demand payment for the shareholder’s shares a written appraisal notice and an appraisal election form that specifies, among other things:

▪	the date of the completion of the merger;

▪	Remark Media’s estimate of the fair value of the Banks.com shares;

▪
where to return the completed appraisal election form and, in the case of certificated shares, the shareholder’s stock certificates, and the date by which they must be received by Remark Media or its agent, which date may not be fewer than 40 days nor more than 60 days after the date Remark Media sent the appraisal notice and appraisal election form to the shareholder;

▪
that, if requested in writing, Remark Media will provide to the shareholder so requesting, within 10 days after the date set for receipt by Remark Media of the appraisal election form, the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

▪
the date by which a notice from the shareholder of the shareholder’s desire to withdraw the shareholder’s appraisal election must be received by Remark Media, which date must be within 20 days after the date set for receipt by Remark Media of the appraisal election form from the shareholder.

The form must also contain Remark Media’s offer to pay to the shareholder the amount that Remark Media has estimated as the fair value of the Banks.com shares, and request certain information from the shareholder, including:

▪	the shareholder’s name and address;

▪	the number of shares as to which the shareholder is asserting appraisal rights;

▪	that the shareholder did not vote for the merger;

▪	whether the shareholder accepts the offer of Remark Media to pay its estimate of the fair value of the Banks.com shares to the shareholder; and

▪
if the shareholder does not accept the offer of Remark Media, the shareholder’s estimated fair value of the Banks.com shares and a demand for payment of the shareholder’s estimated value plus interest.

The form will also be accompanied by certain financial statements of Banks.com and a copy of Sections 607.1301 through 607.1333 of the FBCA.

A shareholder exercising appraisal rights must execute and return the appraisal election form in accordance with the instructions provided therein and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to therein. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a Banks.com shareholder, unless the shareholder properly withdraws from the appraisal process by giving written notice to Remark Media within the time period specified in the appraisal election form. Any such shareholder failing to return a properly completed appraisal election form and, in the case of certificated shares, deposit the shareholder’s certificates, within the period stated in the form, will lose such shareholder’s appraisal rights and be bound by the terms of the Merger Agreement.

Upon returning the appraisal election form, a shareholder shall be entitled only to payment pursuant to the procedure set forth in the applicable sections of the FBCA and shall not be entitled to vote or to exercise any other rights of a shareholder unless the shareholder withdraws such shareholder’s demand for appraisal within the time period specified in the appraisal election form.

A shareholder who has delivered the appraisal election form and, in the case of certificated shares, such shareholder’s stock certificates may decline to exercise appraisal rights and withdraw from the appraisal process by giving written notice to Remark Media within the time period specified in the appraisal election form. Thereafter, a shareholder may not withdraw from the appraisal process without the written consent of Remark Media. Upon a withdrawal, the right of the shareholder to be paid the fair value of such shareholder’s shares will cease, and the shareholder will be reinstated as a shareholder of Remark Media.

If the shareholder accepts the offer of Remark Media in the appraisal election form to pay Remark Media’s estimate of the fair value of the Banks.com shares, payment for the shares of the shareholder is to be made within 90 days after the receipt of the appraisal election form by Remark Media or its agent. Upon payment of the agreed value, the shareholder will cease to have any interest in such shares.

A shareholder must assert appraisal rights with respect to all of the shares registered in such shareholder’s name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but which are owned by a beneficial shareholder, if the record shareholder objects with respect to all shares owned by the beneficial shareholder. A record shareholder must notify Banks.com in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to any shares held on behalf of the shareholder only if the shareholder submits to Banks.com the record shareholder’s written consent to the assertion of such rights before the date specified in the appraisal notice, and does so with respect to all shares that are beneficially owned by the beneficial shareholder.

Sections 607.1326 and 607.1330 of the FBCA address what should occur if a shareholder fails to accept the offer of Remark Media to pay the value of the shares as estimated by Remark Media and Remark Media fails to comply with the demand of the shareholder to pay the value of the shares as estimated by the shareholder, plus interest.

If a shareholder refuses to accept the offer of Remark Media to pay the value of the shares as estimated by Remark Media and Remark Media fails to comply with the demand of the shareholder to pay the value of the shares as estimated by the shareholder, plus interest, then within 60 days after receipt of a written demand from any dissenting shareholder given within 60 days after the date on which the merger was effected, Remark Media shall, or at its election at any time within such period of 60 days may, file an action requesting that the fair value of such shares be determined by the court.

If Remark Media fails to institute a proceeding within the above-prescribed period, any shareholder that has made a demand under Section 607.1326 of the FBCA may do so in the name of Remark Media. A copy of the initial pleading will be served on each shareholder who has made such a demand. Remark Media is required to pay each shareholder the amount found to be due within 10 days after final determination of the proceedings, which amount may, in the discretion of the court, include a fair rate of interest, which will also be determined by the court. Upon payment of the judgment, the shareholder ceases to have any interest in such shares.

Section 607.1331 of the Florida Statutes provides that the costs of a court appraisal proceeding, including reasonable compensation for, and expenses of, appraisers appointed by the court, shall be determined by the court and assessed against Remark Media, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent that the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against

(i) Remark Media and in favor of any or all shareholders if the court finds Remark Media did not substantially comply with the notification provisions set forth in Sections 607.1320 and 607.1322, or (ii) either Remark Media or shareholder, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights. If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders, and that the fees for those services should not be assessed against Remark Media, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited. To the extent that Remark Media fails to make a required payment when a shareholder accepts Remark Media’s offer to pay the value of the shares as estimated by Remark Media, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from Remark Media all costs and expenses of the suit, including counsel fees.

Any shareholder who perfects his right to be paid the fair value of his Banks.com shares will recognize gain or loss, if any, for U.S. federal income tax purposes upon the receipt of cash for those shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Internal Revenue Code. See “Material United States Federal Income Tax Consequences.”

BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE FLORIDA LAW RELATING TO APPRAISAL RIGHTS, BANKS.COM SHAREHOLDERS WHO ARE CONSIDERING EXERCISING APPRAISAL RIGHTS ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

THE MERGER AGREEMENT

The following is a summary of selected provisions of the Merger Agreement. While Remark Media, Merger Sub, and Banks.com believe that this description covers the material terms of the Merger Agreement, it may not contain all of the information that is important to you. The Merger Agreement has been attached as Annex A to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Remark Media, Banks.com or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Remark Media and Merger Sub, on the one hand, and Banks.com, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Remark Media and Banks.com do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Remark Media or Banks.com, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Remark Media and Banks.com and are modified by the disclosure schedules.

General

Under the Merger Agreement, Merger Sub, a wholly-owned subsidiary of Remark Media formed by Remark Media in connection with the merger, will merge with and into Banks.com, with Banks.com continuing as a wholly-owned subsidiary of Remark Media.

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the merger after all of the conditions to the consummation of the merger contained in the Merger Agreement are satisfied or waived and any disputes regarding the calculation of the merger consideration have been resolved, including the approval and adoption of the Merger Agreement by Banks.com's shareholders, or such date as Remark Media and Banks.com may mutually agree in writing. The merger will become effective upon the filing of articles of merger with the Secretary of State of the State of Florida, or at such later time as is agreed by Remark Media and Banks.com and specified in the articles of merger. Neither Remark Media nor Banks.com can predict the exact timing of the consummation of the merger.

Merger Consideration and Adjustment

Merger Consideration

At the effective time of the merger, all outstanding shares of Banks.com common stock and preferred stock, the Note and the Warrant will convert into the right to receive Remark Media common stock collectively representing between approximately 8.8% and 9.9% of the capital stock outstanding of the combined company.  The exact number of shares of Remark Media common stock issued in the merger will be no more than 702,784 nor less than 622,784 shares, depending on the level of Banks.com net working capital immediately prior to the effective time of the merger. If Banks.com’s net working capital is negative $210,000 or better, the maximum number of shares, namely 702,784, will be issued in the merger, net of shares that would have been issued to dissenting shareholders, if any.  If Banks.com’s net working capital is negative $570,000 or worse, the minimum number of shares, namely 622,784, will be issued in the merger, net of shares that would have been issued to dissenting shareholders, if any.  If Banks.com’s net working capital is less than negative $210,000, but greater than negative $570,000, the number of shares issued in the merger will 702,784 less one share for each $4.50 shortfall in net working capital below negative $210,000, net of shares that would have been issued to dissenting shareholders, if any.  In no event will the maximum number of shares issued in the merger be more than 702,784 shares nor less than 622,784 shares, net of shares that would have been issued to dissenting shareholders, if any.  The total number of shares of Remark Media common stock that will be issued in the merger after any adjustments as described above is hereinafter referred to as the “Common Stock Consideration.”

The Banks.com common shareholders will receive in the aggregate between 594,912 and 671,332 shares of Remark Media common stock representing between approximately 8.5% and 9.4% of the shares of outstanding common stock of the combined company, and on a per Banks.com share basis between 0.0229 and 0.0258 shares of Remark Media common stock. Such number of shares will constitute a pro rata portion of the Common Stock Consideration less the Remark Media common stock issued with respect to the Banks.com preferred stock, the Note and the Warrant, all of which are held by Daniel M. O’Donnell, President and Chief Executive Officer of Banks.com, and his affiliates (collectively, “Mr./Mrs. O’Donnell”).

▪
With respect to the Banks.com preferred stock, Mr./Mrs. O’Donnell such preferred stock will be converted into aggregate cash consideration of $300,000 and shares of Remark Media common stock equal to the Common Stock Consideration multiplied by 0.03478.  This will equal between 21,660 and 24,442 shares of Remark Media common stock, or approximately 3% of the total Common Stock Consideration.  Upon such payment and issuance of common stock, any accrued and unpaid dividends on such preferred stock shall also be deemed satisfied and paid.

▪
With respect to the Note, such Note in the original principal amount of $125,000 will be cancelled, exchanged for and converted into a Banks.com note payable to Mr./Mrs. O’Donnell in the principal amount of $125,000 and the right to receive the issuance of shares of Remark Media common stock equal to the Common Stock Consideration multiplied by 0.0000003.  This will equal approximately zero shares of Remark Media common stock.  The existing Note that will be converted into the new note bears interest at the rate of 10.0% per annum and is convertible into shares of Banks.com common stock. The outstanding principal and accrued interest on the existing note is due on June 26, 2012. The new note will have the same terms except it will not be convertible into shares of Banks.com common stock.

▪
With respect to the Warrant, such Warrant will be cancelled, exchanged for and converted into the right to receive the issuance of shares of Remark Media common stock equal to the Common Stock Consideration multiplied by (a) a quotient resulting from dividing (i) 530,150 by (ii) the sum of the total number of Banks.com common stock issued and outstanding shares immediately prior to the effective time of the merger (excluding shares held by Banks.com dissenting shareholders, if any) and 530,150; (b) less 0.010006.  If there are no dissenting shareholders, this will equal between approximately 6,210 and 7,010 shares of Remark Media common stock, or approximately 1% of the Common Stock Consideration.

The following table illustrates the number of shares of Remark Media common stock that will be issued (a) for each outstanding share of Banks.com common stock, (b) collectively to all Banks.com securityholders, (c) for the Banks.com common stock, (d) for the Banks.com preferred stock, (e) for the Note, and (f) for the Warrant, at the maximum Common Stock Consideration, the minimum Common Stock Consideration, and at a level of net working capital of negative $390,000.  The calculations are based on 26,003,009 shares of Banks.com common stock and 3,000,000 shares of Banks.com preferred stock being issued and outstanding at the effective time of the merger.

	Net Working Capital of Negative $210,000	Net Working Capital of Negative $570,000	Net Working Capital of Negative $390,000
No. of shares of Remark Media common stock received in exchange for each share of issued and outstanding Banks.com common stock	0.0258	0.0229	0.0243
No. of shares of Remark Media common stock received collectively by Banks.com securityholders	702,784	622,784	662,784
No. of shares of Remark Media common stock received collectively by Banks.com common shareholders	671,332	594,912	633,122
No. of shares of Remark Media common stock received in exchange for all shares of Banks.com preferred stock	24,442	21,660	23,051
No. of shares of Remark Media common stock received in exchange for the Note	0	0	0
No. of shares of Remark Media common stock received in exchange for the Warrant	7,010	6,212	6,611

“Net Working Capital” is defined in the Merger Agreement as current assets less current liabilities calculated as of 11:59 p.m., Pacific Time, on the last calendar day of the month immediately preceding the closing date or, if the closing date occurs on the last calendar day of a month, on the closing date, as determined in accordance with GAAP but comprised, however, solely of the following line items: Current Assets include A/R, Cash, Deposits, Prepaids and Life Insurance Cash Value, and Current Liabilities include Accounts Payable, Current  Credit Card Charges not yet billed,  Accrued Compensation not yet paid and Accrued Paid Time Off not yet paid.  Current liabilities also include : salaries, wages, bonuses, tax withholding, benefit plan contributions, vacation pay, sick pay and leave obligations,

Fractional Shares

No fractional shares will be issued in the merger.  Instead, Remark Media will pay to the Banks.com securityholders, in cash, the value of any fractional share interest arising from the merger.  The cash payment will equal the fraction to which the securityholder would otherwise be entitled multiplied by  $5.88.  In no event, however, shall more than $5,000 in the aggregate be paid to all Banks.com securityholders in lieu of fractional shares.

Exchange and Payment Procedures in the Merger

Remark Media will appoint an exchange agent prior to the effective time. After the effective time, Remark Media will deposit, or cause to be deposited, with the exchange agent certificates or book-entry shares representing the shares of Remark Media common stock to be issued in the merger for outstanding shares of Banks.com common stock, and cash necessary for payments of cash in lieu of fractional shares. Promptly after the effective time of the merger, Remark Media will cause the exchange agent to mail to each holder of record of certificates representing shares of Banks.com common stock a letter of transmittal and instructions for use in surrendering the certificates in exchange for shares of Remark Media common stock and cash in lieu of fractional shares.

Upon surrender of a certificate representing shares of Banks.com common stock for cancellation to the exchange agent, together with a duly executed letter of transmittal, the holder of such certificate shall be entitled to receive a certificate representing shares of Remark Media common stock and a check for cash to be paid in lieu of fractional shares, if any (net of required tax withholdings) and the certificates representing Banks.com common stock will be cancelled. Promptly after the effective time of the merger, the exchange agent will issue and deliver to each holder of book-entry shares of Banks.com common stock notice that such shares have been converted into book-entry shares of Remark Media common stock, together with a check for cash to be paid in lieu of fractional shares, if any (net of required tax withholdings). Any shares of Remark Media common stock and any cash consideration held by the exchange agent that remains unclaimed for twelve months after the effective time of the merger will be delivered to Remark Media, and any holder of Banks.com common stock after such period must look to Remark Media for exchanging such shares of Banks.com common stock for shares of Remark Media common stock or cash in lieu of fractional shares.

Remark Media will not issue any fractional shares of its common stock upon the surrender of certificates representing Banks.com common stock or in exchange for book-entry shares of Banks.com common stock.

Dividends or other distributions declared or made on shares of Remark Media common stock with a record date after the effective time of the merger will not be paid to holders of certificates representing shares of Banks.com common stock until the holder surrenders such certificates. At the time of surrender of certificates representing Banks.com common stock, the holder thereof will receive the dividends or other distributions on shares of Remark Media common stock with a record date after the effective time of the merger payable and not paid with respect to such whole shares of Remark Media common stock (net of required withholding taxes) and, at the appropriate payment date, the dividends or other distributions with a record date after the effective time and a payment date after such surrender, payable with respect to such whole shares of Remark Media common stock (net of required withholding taxes).

Cancelation of Stock Options

Each Banks.com option and warrant that is outstanding and unexercised immediately prior to the effective time of the merger, whether or not vested, will be cancelled or terminated by Banks.com.

Directors and Officers of Remark Media Following the Merger

Following the merger, the Board of Directors of Remark Media will continue to be the Board of Directors of the combined company.  The Remark Media directors currently are Scott V. Booth, Theodore P. Botts, Gregory M. Swayne and Kai-Shing Tao.

Following the merger, Remark Media’s executive officers will continue to be the executive officers of the combined company.  Remark Media’s executive officers currently are Carrie B. Ferman (Chief Executive Officer), Eric J. Orme (Chief Technology Officer), and Bradley T. Zimmer (Chief Operating Officer, General Counsel and Secretary).

Conditions to Completion of the Merger

Each party's obligation to complete the merger is subject to the satisfaction or waiver by each of the parties, at or before the merger, of various conditions, which include the following:

▪	Banks.com shall have obtained the approval of the merger by its shareholders.

▪
The registration statement of which this prospectus is a part shall have been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC.

▪
All actions by or in respect of, or filings with, any governmental entity, required to permit the consummation of the merger shall have been taken, made or obtained, all material approvals, authorizations and consents of any governmental entity required to consummate the merger shall have been obtained and remain in full force and effect, and all statutory waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated.

▪
No preliminary or permanent injunction or other order issued by a court or other governmental entity of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the merger illegal, or (ii) otherwise prohibiting the consummation of the merger; provided , however , that prior to a party asserting this condition, such party shall have used its reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

▪
Remark Media shall have filed an application for the shares of Remark Media common stock, to be issued to holders of Banks.com securityholders upon consummation of the merger, to be listed on NASDAQ subject to official notice of issuance.

In addition, the obligation of Remark Media and Merger Sub to complete the merger is further subject to the satisfaction or waiver of the following conditions:

▪
Each of the representations and warranties of Banks.com contained in the Merger Agreement shall be true and correct (determined without regard to any materiality or material adverse effect qualification contained in any representation or warranty) both as of the date of the Merger Agreement and at and as of the effective time of the merger, as if made at and as of such time (except to the extent a representation or warranty is made as of a time other than the date hereof or the effective time of the merger, as applicable, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Banks.com material adverse effect.  Remark Media shall have received a certificate signed by an officer of Banks.com on behalf of Banks.com, dated as of the closing date, to the foregoing effect.

▪
Banks.com shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the effective time of the merger, and Remark Media shall have received a certificate signed by an officer of Banks.com on behalf of Banks.com, dated as of the closing date, to the foregoing effect.

▪
There shall not have been instituted or pending any action or proceeding by any governmental entity in connection with the transactions contemplated by the Merger Agreement, (i) seeking to obtain material damages, (ii) seeking to restrain or prohibit Remark Media’s, Merger Sub’s  (A) ability effectively to exercise full rights of ownership of Banks.com’s capital stock, including the right to vote any shares of Banks.com stock acquired or owned by Remark Media, Merger Sub or any of Remark Media’s other affiliates following the effective time of the merger on all matters properly presented to Banks.com’s shareholders, or (B) ownership or operation (or that of its respective subsidiaries or affiliates) of all or any material portion of the business or assets of Banks.com and Banks.com subsidiaries, taken as a whole, or of Remark Media and its subsidiaries, taken as a whole, or (iii) seeking to compel Remark Media or any of its subsidiaries or affiliates to dispose of or hold separate any material businesses, assets or properties of Remark Media or Banks.com or any of their respective material subsidiaries or (iv) that would reasonably be expected to have, individually or in the aggregate, a Banks.com material adverse effect on Banks.com (or, following the effective time of the merger, the combined company) or a Remark Media material adverse effect;

▪
There shall not have been any action taken, or any applicable law enacted, enforced, promulgated, issued or deemed applicable to the merger, by any governmental entity, that, in the reasonable judgment of Remark Media, is likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (iv) of the foregoing paragraph;

▪
Since the date of the Merger Agreement, there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Banks.com material adverse effect.

▪
All required consents, permits and approvals of governmental entities and other private third parties shall have been obtained except where the failure to obtain any such consents or approvals could not individually or in the aggregate be reasonably expected to have a Banks.com material adverse effect.

▪	As of the effective time of the merger, all the directors and officers of Banks.com will have executed resignations.

▪	Daniel O’Donnell shall have executed and delivered to Remark Media a Key Employee Agreement which shall remain in full force and effect.

▪	All Banks.com warrants shall have been exercised, terminated or redeemed in the manner required by the Merger Agreement.

▪	All Banks.com stock options shall have been exercised, terminated or redeemed in the manner required the Merger Agreement.

▪	Any other Banks.com securities shall have been exercised, terminated or redeemed in the manner required by the Merger Agreement.

▪	Banks.com and Mr./Mrs. O'Donnell shall have delivered to Remark Media the Banks.com Note dated December 28, 2011, payable to Mr./Mrs. O'Donnell.

▪
Shareholders indicating that they will assert appraisal rights in accordance with Florida law for such Shareholders’ shares of Banks.com common stock shall hold less than five percent (5%) of the outstanding shares of Banks.com common stock.

▪	The Net Working Capital of Banks.com, as estimated in good faith by Banks.com no more than three (3) Business Days prior the closing date, shall not be less than negative $570,000.

In addition, the obligation of Banks.com to complete the merger is further subject to the satisfaction or waiver of the following conditions:

▪
Each of the representations and warranties of Remark Media and Merger Sub contained in the Merger Agreement shall be true and correct in all material respects both as of the date of the Merger Agreement and at and as of the effective time, as if made at and as of such time (except to the extent a representation or warranty is made as of a time other than date hereof or the effective time, as applicable, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Remark Media material adverse effect.  Banks.com shall have received a certificate signed on behalf of Remark Media and Merger Sub, dated the closing date, to the foregoing effect.

▪
Each of Remark Media and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the effective time, and Banks.com shall have received a certificate signed on behalf of Remark Media and Merger Sub, dated as of the closing date, to the foregoing effect.

▪
Since the date of the Merger Agreement, there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Remark Media material adverse effect.

▪
There shall not have been instituted or pending any action or proceeding by any governmental entity in connection with the transactions contemplated by the Merger Agreement, (i) seeking to obtain material damages, (ii) seeking to restrain or prohibit the former Banks.com shareholders’ ability effectively to exercise full rights of ownership of Remark Media’s common stock, including the right to vote any shares of Remark Media common stock acquired or owned by the former Banks.com shareholders following the effective time on all matters properly presented to Remark Media’s stockholders or (iii) that would reasonably be expected to have, individually or in the aggregate, a Remark Media material adverse effect on Remark Media (or, following the effective time, the combined company);

▪
The Banks.com’s Board of Directors shall have received the opinion of American ValueMetrics, financial advisor to Banks.com, to the effect that, as of the date of such opinion, the merger consideration is fair, from a financial point of view, to Banks.com and holders of Banks.com common stock.

Either party may waive any condition to completion of the merger to which it is entitled to the benefits thereof.  In the event of the waiver of any material condition by Banks.com, the Banks.com Board of Directors intends to resolicit  shareholder approval of its common and preferred shareholders.

No Solicitation

Except as described below, until the effective time of the merger or, if earlier, the termination of the Merger Agreement in accordance with its terms, Banks.com and each of its subsidiaries and their respective officers, directors, employees, consultants, agents, advisors (including financial advisors, attorneys or accountants), affiliates and other representatives (collectively, “Representatives”) may not, directly or indirectly, (i) knowingly solicit, initiate or facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal (as defined below), (ii) knowingly engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other party information or afford access to the business, properties, assets, books or records of Banks.com or any company subsidiary, or otherwise cooperate in any way with any third party (other than Remark Media) in connection with or for the purpose of encouraging or facilitating, a Takeover Proposal or (iii) enter into any letter of intent, term sheet, Merger Agreement, acquisition agreement, option agreement or other similar agreement or agreement in principle with respect to a Takeover Proposal.  Any violation of these restrictions on Banks.com by any Representative of Banks.com or any Banks.com subsidiary is a breach of the Merger Agreement by Banks.com.

However, if at any time prior to obtaining the approval of its shareholders, Banks.com or any of its Representatives receives a Takeover Proposal from any party, and such Takeover Proposal did not result from any breach of the Merger Agreement as described in the foregoing paragraph, and if the Banks.com Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law and that such Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below), then Banks.com and its Representatives may   (i) furnish, pursuant to an acceptable confidentiality agreement, information (including non-public information) with respect to Banks.com and its subsidiaries to the party or group of parties who has made such Takeover Proposal; in such event, Banks.com must promptly provide to Remark Media any material non-public information concerning Banks.com or its subsidiaries that is provided to any party given such access which was not previously provided to Remark Media or its Representatives; and (ii) engage in or otherwise participate in discussions or negotiations with the party or group of parties making such Takeover Proposal. If received, Banks.com must also promptly provide to Remark Media a written summary of the material terms of any Takeover Proposal.

Until the date of approval of the Merger Agreement by the Banks.com shareholders, Banks.com is obligated to keep Remark Media reasonably informed of the receipt of, or any material developments, discussions or negotiations regarding any Takeover Proposal on a prompt basis.

Except as described below, the Banks.com Board of Directors may not:

▪
change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Remark Media, the recommendation to the shareholders of Banks.com of the Board to approve the Merger Agreement, or  adopt, approve or recommend, or publicly propose to approve or recommend to the shareholders of Banks.com a Takeover Proposal (a “Banks.com Adverse Recommendation Change”);

▪
authorize, cause or permit Banks.com or any of Banks.com Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Takeover Proposal (other than a confidentiality agreement) (each, a “Banks.com Acquisition Agreement”); or

▪	effect a Banks.com Adverse Recommendation Change.

However, prior to the date of approval of the Merger Agreement by the Banks.com shareholders, but not after, the Banks.com Board may effect a Banks.com Adverse Recommendation Change if the Banks.com Board determines that such Banks.com Adverse Recommendation Change is required in order for the Banks.com Board to comply with its fiduciary obligations to the holders of its stock under applicable law.  Notwithstanding the forgoing, Banks.com is not be entitled to effect a Banks.com Adverse Recommendation Change unless (x) Banks.com has given Remark Media at least two business days prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any Superior Proposal), and (y) Remark Media does not make, within two business days after receipt of such notice, a proposal that would, in the good faith determination of the Banks.com Board cause the Takeover Proposal to no longer constitute a Superior Proposal.

As defined in the Merger Agreement, “Takeover Proposal” means any inquiry, proposal or offer from any person (other than Remark Media and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Securities and Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition, sale, lease, exchange, transfer, license or disposition of assets of Banks.com and Banks.com Subsidiaries equal to more than 20% of Banks.com’s consolidated assets or to which more than 20% of Banks.com’s revenues or earnings on a consolidated basis are attributable, (ii) acquisition of more than 20% of the outstanding Banks.com Stock,   (iii) tender offer (including a self-tender) or exchange offer that if consummated would result in any party  beneficially owning more than 20% of the outstanding Banks.com company stock,   (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Banks.com or (v) any combination of the foregoing types of transactions, if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Banks.com Stock involved is more than 20%.

As defined in the Merger Agreement, “Superior Proposal” means any bona fide written Takeover Proposal made to Banks.com and not withdrawn that the Banks.com Board has determined in its good faith judgment is a Superior Proposal and is reasonably likely to be consummated in accordance with its terms, and if consummated, would result in a transaction more favorable to the holders of Banks.com common stock from a financial point of view than the transaction contemplated by the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Remark Media in response to such proposal or otherwise), provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

Meetings of Banks.com Shareholders

Banks.com is obligated under the Merger Agreement to call, give notice of and hold a special meeting of its shareholders for the purposes of adopting and approving the merger and related transactions. Banks.com has agreed to use its reasonable best efforts to obtain such proxies as soon as reasonably practicable after the effective date of the Form S-4 registration statement of which this proxy statement/prospectus is a part.

Covenants; Conduct of Business Pending the Merger

Banks.com has agreed that it will conduct its business and cause its subsidiaries to conduct their business in the ordinary course in accordance with past practices. Banks.com has also agreed that, subject to certain limited exceptions and except as contemplated by the Merger Agreement, without the consent of Remark Media, it will not, nor will it allow its subsidiaries to, during the period prior to closing of the merger:

▪
(A) split, combine or reclassify any shares of its capital stock, (B) declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any shares of capital stock, and dividends or distributions declared, set aside or paid by any Banks.com subsidiary to Banks.com or to any Banks.com subsidiary that is, directly or indirectly, wholly-owned by Banks.com, or (C) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Bamks.com securities or any Banks.com subsidiary securities;

▪
except for grants and awards, in type and amount consistent with ordinary course past practices, under the Banks.com Equity Incentive Plan, as amended, in connection with new hires and promotions, authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, stock appreciation rights) other than the issuance of shares of Banks.com common stock (A) upon the exercise of Banks.com stock options outstanding on the date of the Merger Agreement in accordance with their present terms and the provisions hereof and (B) upon the exercise of Banks.com warrants outstanding on the date of the Merger Agreement in accordance with their present terms and the provisions hereof;

▪
acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, in each case, other than licenses of specified licensed intellectual property rights, inventory, supplies, equipment and other similar items in the ordinary course of business of Banks.com and Banks.com subsidiaries in a manner that is consistent with past practice;

▪
sell, lease or otherwise transfer, or create or incur any encumbrance on, any of Banks.com’s or Banks.com subsidiaries’ assets, securities, properties, interests or businesses, other than the sale of equipment, products and services and the licensing of owned intellectual property rights in the ordinary course of business consistent with past practice;

▪
except in the ordinary course of business or pursuant to credit facilities or other arrangements (including intercompany arrangements) in existence as of the date of the Merger Agreement, incur any amount of Indebtedness for borrowed money, guarantee any indebtedness of a third party, issue or sell debt securities, make any loans, advances or capital contributions, mortgage, pledge or otherwise encumber any material assets, or create or suffer any material Encumbrance thereupon;

▪
except pursuant to any mandatory payments (including cash sweep arrangements) under any credit facilities in existence on the date hereof or entered into in compliance with the terms hereof, pay, discharge, satisfy outside the ordinary course of business, settle or offer or propose to settle, (I) any material litigation, investigation, arbitration, proceeding or other claim involving or against Banks.com or any Banks.com subsidiary, (II) any shareholder litigation or claim in writing against Banks.com or any of its officers or directors or (III) any litigation, arbitration, proceeding or dispute that relates to the merger;

▪	change any of the accounting principles or practices used by it except as required by GAAP;

▪
except for agreements existing as of the date of the Merger Agreement, enter into any agreement or engage in any transaction with one or more of Banks.com’s directors, officers or shareholders, or with any corporation, partnership (general or limited), limited liability company, association or other organization of which one or more of Banks.com’s directors, officers or shareholders is (x) a director, officer, manager, managing partner, managing member (or the holder of any office with similar authority), (y) has a direct or indirect financial interest, or (z) directly or indirectly controls, is controlled by or is under common control with;

▪
except as required by law or any contractual commitment or employee program in existence on the date of the Merger Agreement, and except for increases in the ordinary course of business consistent with past practice, increase the compensation, bonus or other benefits of any director, officer or senior employee;

▪
(A) grant to any director, officer or employee the right to receive any new severance, change of control or termination pay or termination benefits, or grant any increase in any existing severance, change of control or termination pay or termination benefits to any officer, director or employee, (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), or (C) establish, adopt or amend (except as required by applicable law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or agreement;

▪
except to the extent required to comply with its obligations in the Merger Agreement or with applicable law, amend its certificate of incorporation or bylaws, or the certificate of formation, limited partnership or limited liability company agreements, or similar charter, organizational or governance documents of any Banks.com subsidiary;

▪
adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization (other than the merger);

▪
(A) enter into any contract that would constitute a material contract if it had been entered into as of the date of the Merger Agreement or (B) amend, modify in any material respect or terminate any material contract or any contract referred to in clause (A) or otherwise waive, release or assign any material rights, claims or benefits of Banks.com or any Banks.com subsidiary thereunder; provided , however , that the foregoing shall not prevent or preclude Banks.com or any Banks.com subsidiary from (I) negotiating and/or renewing in the ordinary course of business consistent with past practice any material contracts that are scheduled to expire upon their terms or (II) entering into any client or customer contracts in the ordinary course of business consistent with past practice (except for certain contracts described in the Merger Agreement for which Remark Media’s prior written consent shall be required);

▪	enter into any new line of business;

▪
enter into any contract to make a capital expenditure or to purchase a capital asset, which expenditure or purchase exceeds the amount or amounts allocated therefor as set forth in the budget related to such expenditures provided to Remark Media prior to the date of the Merger Agreement; or

▪	enter into an agreement to take any of the foregoing actions.

Banks.com agreed to, and to cause its subsidiaries to, use its commercially reasonable efforts to:

▪	preserve intact their present business organizations;

▪	maintain in effect all of their foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations;

▪	keep available the services of their directors, officers and key employees; and

▪
subject to the right of contract parties to exercise applicable rights, maintain satisfactory relationships with their customers, clients, lenders, suppliers, vendors and others having material business relationships with them.

Remark Media agreed that, without the consent of Banks.com, it will not during the period prior to closing of the merger, in any material manner:

▪
amend its certificate of incorporation or bylaws;  (i) split, combine or reclassify any shares of its capital stock; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any shares of capital stock or other securities; or (iii) redeem or repurchase any shares of its capital stock or other securities;

▪	adopt or enter into a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization;

▪	intentionally take any action that is intended to result in any of the conditions set forth in Article VII of the Merger Agreement not being satisfied; or

▪	agree, resolve or commit to do any of the foregoing.

During the period from the period prior to the closing of the merger, except as otherwise contemplated by the Merger Agreement or unless Banks.com otherwise consents in advance in writing, or unless it will not result in a materially adverse effect, as defined in the Merger Agreement, to Remark Media, Remark Media will use its commercially reasonable efforts to:

▪	preserve intact its present business organizations; and

▪	maintain in effect all of their foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations.

Termination

The Merger Agreement may be terminated at any time before the completion of the merger, whether before or after the required Banks.com shareholder approval to complete the merger has been obtained, as set forth below:

▪	by the mutual written consent of Remark Media and Banks.com;

▪	by either of Banks.com or Remark Media, by written notice to the other, if:

▪	the Banks.com shareholders do not approve the merger;

▪
any governmental entity of competent jurisdiction issues an order, decree, judgment, injunction or takes any other action (which order, decree, judgment, injunction or other action Banks.com and Remark Media agree to use their best efforts to lift), which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the merger, and such order, decree, judgment, injunction or other action shall have become final and non-appealable; provided however, that the right to terminate the Merger Agreement under this clause is not be available to a party if such order or action was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement; or

▪
the consummation of the merger does not occur on or before June 30, 2012;  provided, however, that the right to terminate the Merger Agreement under this clause is not available to a party whose failure to comply with any provision of the Merger Agreement in any material respect is the proximate cause of, or resulted in, the failure of the merger to occur on or before such date;

by written notice from Remark Media to Banks.com, if:

▪
Banks.com breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform gives rise to the failure of a condition set forth in the Merger Agreement and such breach or failure is not cured within 30 days following receipt of notice thereof by Banks.com, or by its nature cannot be cured within such period;

▪
a Banks.com Adverse Recommendation Change has occurred, or at any time after receipt or public announcement of a Superior Proposal, and Banks.com Board fails to reaffirm the Banks.com favorable Remark Media merger recommendation as promptly as practicable (but in any event within two business days) after receipt of any written request to do so from Remark Media;

▪
there shall have been a willful and intentional material breach by Banks.com of either of two sections in the Merger Agreement that relate to the preparation and filing of the registration statement of which this prospectus is a part or changing the recommendation of the Banks.com Board of Directors that the Bnaks.com shareholders approve the merger unless in compliance with the terms of the Merger Agreement; or

by written notice from Banks.com to Remark Media, if:

▪
Remark Media or Merger Sub breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition in the Merger Agreement and such breach or failure has not been cured within 30 days following receipt of notice thereto by Remark Media, or by its nature cannot be cured within such period; or

▪
prior to the receipt of Banks.com shareholder approval of the merger, Banks.com Board authorizes Banks.com, subject to complying with the terms of the Merger Agreement to effect a Banks.com Adverse Recommendation Change which is not withdrawn within two business days after receipt of any written request to do so from Remark Media.

Termination Fee

No termination fees are payable by either Remark Media or Banks.com in the event that the agreement is terminated as described above.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Remark Media and Banks.com for a transaction of this type relating to, among other things:

▪	corporate organization and power and similar corporate matters;

▪	ownership of subsidiaries;

▪	authorized and outstanding capital stock, options and warrants;

▪	any conflicts or violations of each party's agreements as a result of the merger or the Merger Agreement;

▪	financial statements and documents filed with the SEC and the accuracy of information contained in those documents;

▪	any undisclosed liabilities;

▪	any material changes or events;

▪	title to assets;

▪	ownership of real property and leasehold interests;

▪	filing of tax returns and payment of taxes;

▪	ownership of intellectual property;

▪	compliance with legal requirements;

▪	litigation matters;

▪	any brokerage or finder's fee or other fee or commission in connection with the merger;

▪	employee benefits and related matters;

▪	any liens and encumbrances;

▪	compliance with environmental laws;

▪	regulatory compliance;

▪	insurance policies, policy cancellations and claims;

▪	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such contracts;

▪	authority to enter into the Merger Agreement and the related agreements;

▪	approval by the Board of Directors;

▪	votes required for completion of the merger and approval of the proposal that will come before the Banks.com special meeting of its shareholders; and

▪	transactions with affiliates.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Remark Media and Banks.com to complete the merger.

Amendment

The Merger Agreement may be amended by the parties at any time, except that after the Merger Agreement has been adopted or approved by the shareholders of Banks.com, no amendment which by law requires further approval by the shareholders of Banks.com, as the case may be, shall be made without such further approval.

Banks.com Shareholder Support Agreements

In addition, in order to induce Remark Media to enter into the Merger Agreement, certain Banks.com shareholders entered into support agreements with Remark Media pursuant to which, among other things, each of these shareholders, referred to as the principal shareholders of Banks.com, agreed, solely in the capacity as a Banks.com shareholder, to vote all of their shares of Banks.com common stock and preferred stock in favor of the approval of the merger and against any acquisition proposal, subject to the terms of the support agreement.

The following Banks.com securityholders have executed support agreements in the form attached to this proxy statement/prospectus as Annex D: Charles Dargan, Steven Ernst, Lawrence Gibson, Frank McPartland, and Daniel O’Donnell and Kimberly O’Donnell – each individually and as trustee on behalf of the Daniel & Kimberly O’Donnell Trust DTD 5/26/05.  As of May 24, 2012, these shareholders held an aggregate of approximately 50.1% of the outstanding shares of Banks.com capital stock or approximately 44.3% of the outstanding shares of Banks.com common stock and 100% of the Banks.com preferred stock.

REMARK MEDIA’S BUSINESS

Our Mission

Our mission is to provide digital experiences that deliver content and foster connections so engaging and dynamic as to inform, entertain and inspire the world.

Our fundamentals for immersive digital experiences include: compelling content that fuels engagement, clean and intelligent organization and dynamic presentation that promotes content discovery, and intuitive discussion capabilities that generate content sharing and meaningful conversation.

Who We Are

Remark Media, formerly known as HSW International, Inc. (“Remark Media” or in this section of the proxy statement/prospectus, the “Company”), is a global digital media company focused on developing, owning and operating next-generation web publishing platforms that combine traditional web publishing and social media, with the goal of revolutionizing the way people search and exchange information over the Internet.  Remark Media also offers a suite of content and platform services that provide its clients with opportunities to build consumer awareness, promote content engagement and foster brand-customer interactions.

Remark Media’s current leading brands, BoWenWang (bowenwang.com.cn) and ComoTudoFunciona (hsw.com.br), provide readers in China and Brazil with thousands of articles about how the world around them works, serving as destinations for credible, easy-to-understand reference information. Remark Media is the exclusive digital publisher in China and Brazil for translated content from HowStuffWorks.com, a subsidiary of Discovery Communications. Remark Media’s website services business creates innovative content and platform solutions for media and entertainment companies as well as Fortune 500 brands and boutique businesses. The solutions Remark Media offers center on helping clients generate incremental value by maximizing content utilization, enhancing online engagement and customer experience and by driving online and offline actions. Remark Media is also a founding partner and developer of the U.S.-based product Sharecare, a highly searchable social Q&A healthcare platform organizing and answering health and medical questions. Remark Media generates revenue primarily through service and licensing fees as well as online advertising sales on its owned and operated websites.

The Company was incorporated in Delaware in March 2006 and is headquartered in Atlanta with additional operations in New York, Beijing and Sao Paulo.

Corporate Name Change

On December 30, 2011, Remark Media’s stockholders approved a company name change to Remark Media, Inc.  The name Remark Media reflects its continued dedication to rich, high-quality content, its commitment to deep social media engagement, and its core belief that uniting remarkable content and remarkable people leads to value-added exchanges of information and enriched connections with others.

Remark Media amended and restated its Certificate of Incorporation with the Delaware Secretary of State on December 30, 2011 to reflect its name change.  Effective January 3, 2012, the ticker symbol for Remark Media’s common stock traded on the NASDAQ Capital Market changed from “HSWI” to “MARK”, and the CUSIP for the Company’s common stock changed  from “40431N104” to “75954W107”.

History

Remark Media was incorporated in Delaware in March 2006 as a wholly-owned subsidiary of HowStuffWorks, Inc. in order to develop businesses using exclusive digital publishing rights to HowStuffWorks’ content in China and Brazil, and effect the merger with INTAC International, Inc. (the “INTAC Merger”). Remark Media completed the INTAC Merger in 2007 which assisted in the development of its digital content database exclusively licensed from HowStuffWorks by (i) accelerating its obtaining Internet licenses in China for launching its Internet platform, (ii) obtaining INTAC’s knowledge of the Chinese markets, relationships, and core competencies to accelerate the growth of its Internet platforms in China, and (iii) providing additional cash flow from INTAC’s established businesses.  In 2007 and 2008, Remark Media launched Brazilian and Chinese editions, respectively, of HowStuffWorks.com, utilizing strategies based on those employed by HowStuffWorks, Inc., as tailored to the needs of each localized market.  Remark Media still owns and operates these businesses.

In 2008, Remark Media decided to further leverage its web publishing infrastructure by expanding its operations into the U.S. market through the acquisition of DailyStrength, Inc. (“DailyStrength”). DailyStrength’s website offered content authored by medical professionals and the ability for users and members to launch health-related discussion groups using leading community tools to interact with others.

In 2009, Remark Media co-founded Sharecare, a U.S.-based venture between: Dr. Mehmet Oz, a leading cardiac surgeon, health expert and host of “The Dr. Oz Show”; HARPO Productions, producer of “The Oprah Winfrey Show”; Discovery Communications, the world’s largest non-fiction media company; Jeff Arnold, WebMD founder and Discovery Communications’ former Chief of Global Digital Strategy; Sony Pictures Television; and Remark Media.  Sharecare was created to build a web-based platform that simplifies the search for health and wellness information by organizing a vast array of health-related questions and providing multiple answers from experts, organizations, publishers, and caregivers representing various points of view. As a part of the transactions, Remark Media received an equity stake in Sharecare, sold substantially all of the assets of its DailyStrength subsidiary to

Sharecare, agreed to provide management and website development services to Sharecare, and received a license to use Sharecare’s web platform for its own businesses.  As of December 31, 2011, Remark Media owns approximately 15.8% of Sharecare and has representation on its Board of Directors.  Accordingly, Remark Media considers Sharecare a related party.  Further information about Sharecare is available at http://sharecare.com . Remark Media does not incorporate any information on the Sharecare.com site into this proxy statement/prospectus. As Sharecare’s technology development partner, Remark Media began development of the platform for Sharecare in July 2009, and Sharecare.com was launched in October 2010. Remark Media continued to provide services to Sharecare through December 31, 2011, at which time its agreement with Sharecare expired. Remark Media does not expect to provide any further significant development services to Sharecare. Remark Media maintains the licensed rights to use the web publishing and social media platform it built for Sharecare for its own businesses outside of the healthcare industry.

In 2010, Remark Media launched Curiosity Online for Discovery Communications ( http://curiosity.com ), and provided website development services for the site through November 2011.  The Company’s service agreement with Discovery ended in December 2011.

Recent Developments

Funding.   On February 27, 2012, the Company entered into definitive equity financing agreements with accredited and institutional investors to raise funds in the amount of $4.25 million through a private placement. In connection with the transaction, the Company issued to investors common stock priced at $4.50 per share. Investors also received warrants to acquire shares of common stock at an exercise price of $6.81 per share, in the amount of 25% of the number of shares of common stock that the investors purchased. On February 29, 2012, the Company received $4.25 million in cash and issued to the investors a total of 944,777 shares of common stock and warrants to acquire an additional 236,194 shares of common stock. The Company also paid a placement agent fee of 7% of the proceeds of the offering or approximately $0.3 million, and issued a three-year warrant to the Placement Agent to purchase up to an aggregate of 35,429 shares of Common Stock at an exercise price of $7.46 per share.

Banks.com Merger.    On February 26, 2012, the Company entered into the Merger Agreement with Banks.com which is the subject of this proxy statement/prospectus. On June 5, 2012, the Company and Banks.com entered into an amendment to the Merger Agreement to extend its termination date to June 30, 2012.

Description of Businesses

Remark Media has two operating segments: Brands (formerly “Digital online publishing”) and Content and Platform Services (formerly “Web platform services”).

Brands

Remark Media’s Brands segment consists of those digital media properties that it owns and operates.  It presently includes the translated and localized editions of HowStuffWorks.com in China and Brazil, and the personal finance destination DimeSpring, which is presently available as a beta site.  Remark Media intends to expand its Brands segment in the coming year by continuing to develop and launch U.S.-based content and social media websites in a variety of content verticals.  Additionally, the digital media businesses it acquires through the expected Banks.com merger will become a part of its Brands segment.

HowStuffWorks, China and Brazil.   ComoTudoFunciona ( http://hsw.com.br ) is Brazil’s online source for credible, unbiased and easy-to-understand explanations of how the world actually works.  The Portuguese-language site is the exclusive digital publisher in Brazil of translated and localized content from the leading Discovery Communications brand HowStuffWorks.  ComoTudoFunciona was established in March 2007. Its content is either originally created or translated and localized from HowStuffWorks.   BoWenWang ( http://www.bowenwang.com.cn ) is an information and reference website that provides China with encyclopedic knowledge and easy-to-understand explanations of how the world works.  The website is published from Beijing in the Chinese language.  Launched in June 2008, BoWenWang features a combination of original content authored by Remark Media, translated and localized from the leading Discovery Communications brand HowStuffWorks, and content from World Book, Inc. BoWenWang is the exclusive digital publisher in China of translated HowStuffWorks content and has an exclusive content partnership with World Book, Inc.

During 2011, Remark Media implemented certain cost-savings measures in its Brazil and China operations in connection with a strategic shift towards operations in the United States. Remark Media believes that the value of its international assets will be recognized over a longer term horizon, as online advertising markets develop for Brazil and China and the websites’ traffic fundamentals improve. In the near term, Remark Media believes its resources can be better applied to developing and establishing new brands and expending its services business in the United States; and as such, Remark Media is managing its costs in Brazil and China while evaluating those opportunities. In connection with these cost cutting measures, Remark Media performed an impairment assessment of the license to operate in China which is an indefinite-lived intangible asset. As a result of the assessment, Remark Media recorded an impairment loss of $0.38 million in our statement of operations for the third quarter ended September 30, 2011.

DimeSpring.   Remark Media is developing a new English-language, personal finance website that will utilize rich content and  advice from a wide array of professionals to build a community of people interested in managing life’s financial hurdles and opportunities. DimeSpring is part of a larger product strategy to leverage Remark Media’s experience and expertise to create leading destination websites that offer a dynamic online experience around a given topic with access to relevant content and subject matter experts. Assets obtained through the expected Banks.com merger will complement DimeSpring and serve to build a network of personal finance sites that aim to fulfill consumers’ needs. As of the end of March 2012, DimeSpring is available in beta testing at www.dimespring.com .

Content and Platform Services

Remark Media’s Content and Platform Services business provides third-party clients with content, design, and development services for their websites as well as advisory services and custom technology solutions. Remark Media also licenses its proprietary web publishing and social media platforms. Remark Media’s digital architects, developers and designers aim to construct a seamless connection between content and technology to create solutions that build consumer awareness, promote content engagement and foster multi-dimensional interactions.  Remark Media’s prospective client base includes leading media and entertainment companies as well as Fortune 500 brands and boutique businesses. Recent engagements include the development and launch of Ask Dr. Oz ( http://www.doctoroz.com/ask) for Sharecare and the development and launch of Curiosity Online for Discovery Communications ( http://www.curiosity.com ).

As part of its transition to focusing on its U.S.-based Brands business, Remark Media’s legacy content and platform service agreements with Sharecare and Discovery Communications expired in December 2011. The Content and Platform Services business will have no revenues unless Remark Media enters into new services agreements with new customers. Accordingly, Remark Media intends to expand its Content & Platform Services business to additional clients in 2012, and is continuing to evolve its technology platforms with the objective of incorporating the latest in social media and content trends.

Sales & Marketing

The primary business model for Remark Media’s Brands business is the sale of advertising, sponsorships and related products and services.  By focusing on providing high-quality digital properties to end users in the United States, Brazil and China Remark Media aims to establish a user base attractive to advertisers.  Remark Media primarily sells advertising based on the quantity of views delivered to advertisers or the success of various advertising-related metrics. Remark Media has sales operations in the United States to service its advertisers and intends to conduct sales for its owned and operated websites through a direct sales force and strategic partnerships. The primary business model for Remark Media’s Content and Platform Services business is service fees and platform licensing fees.

Much of Remark Media’s marketing efforts for both segments are in fostering word-of-mouth momentum by providing high-quality brands and services, in addition to using public relations efforts and search engine optimization practices.  Remark Media also intends to enter into partnerships with local businesses to provide awareness of and traffic to its brands and services.  Remark Media plans to begin paid marketing activities for its businesses during 2012.

Competition

Online publishing is a rapidly evolving market and Remark Media encounters significant competition in each market in which it owns and operates websites.  Competitors for Remark Media’s Brands business include:

▪	United States: traditional Internet companies like Yahoo! and AOL, and web portals that focus on specific category verticals such as Demand Media, WebMD and About.com;

▪	China: national Internet portals such as Baidu, Shanda Interactive Entertainment, Sina, sohu.com and tom.com; and

▪	Brazil: national websites such as Terra.

These competitors operate websites that compete with Remark Media for both end users and advertising revenue.

Remark Media’s Content & Platform Services segment provides a broad range of digital services for third parties, including content, design and development of websites as well as licensing of its proprietary content and social media technology platforms.  Remark Media is subject to significant competition from other website service providers.  Website service providers vary in their offerings and the market is highly competitive due to low barriers to entry and a large number of competitors. With respect to Remark Media’s social media technology platforms, it competes with companies such as Disqus and Jive Software.

Intellectual Property

Remark Media licenses many technologies used in its businesses as well as hold licenses to content owned by HowStuffWorks.  Remark Media relies upon trademark, copyright and trade secret laws in various jurisdictions, as well as confidentiality procedures and contractual provisions to protect its proprietary assets and brands.  Remark Media does not own any patent or copyright registrations.  Remark Media holds various trademarks for its brands, and it has additional applications pending.

Employees

As of December 31, 2011, Remark Media had 31 employees.

Remark Media’s Relationship with Discovery Communications, Inc.

On December 17, 2007, following HowStuffWorks’ contribution of digital publishing rights to Remark Media,  HowStuffWorks merged with Discovery Communications, Inc. (the “Discovery Merger”), and became a wholly-owned subsidiary of Discovery.  The Merger Agreement between Discovery and HowStuffWorks provided that payment to the former HowStuffWorks shareholders for a significant portion of its ownership of our common stock would not be paid at the October 2007 closing of the transaction, but instead would be available to be paid in three semi-annual installments.  The installments were planned to begin in October 2008; however, no payment has occurred as of December 31, 2011.  Such payments will be in the form of cash or shares of Remark Media stock now held by HowStuffWorks.  Accordingly, the amount of shares of Remark Media common stock Discovery indirectly owns in the future may fall due to the potential distributions pursuant to the terms of the Discovery Merger.  At March 21, 2012, Discovery, through HowStuffWorks, owned approximately 36.1% of the Company’s outstanding common stock.

Available Information

Remark Media’s website address is www.remarkmedia.com .  Information on its website is not incorporated by reference into this proxy statement/prospectus and should not be considered a part of this report.  Remark Media makes available free of charge through its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports in addition to other SEC reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

REMARK MEDIA'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Important Information Regarding Forward-Looking Statements

For purposes of this section, Remark Media, Inc., is referred to as "Remark Media" or "we".

Remark Media’s disclosure and analysis in this proxy statement/prospectus concerning its operations, cash flows and financial position, including, in particular, the likelihood of its success in expanding its business, the likelihood of its success in closing upon and achieving the desired benefits from the Banks.com Merger and its assumptions regarding the regulatory environment and international markets, include forward-looking statements.  Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “may” and similar expressions are forward-looking statements.  Although these statements are based upon reasonable assumptions, they are subject to risks and uncertainties that are described more fully in this proxy statement/prospectus under  “Risk Factors.”.  These forward-looking statements represent Remark Media’s estimates and assumptions only as of the date of this filing and are not intended to give any assurance as to future results.  As a result, undue reliance should not be placed on any forward-looking statements.  Remark Media assumes no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Strategy

Through 2011, we dedicated our resources mainly to the development and operations of Sharecare and our international businesses. At the end of 2011, our operating obligations to Sharecare came to an end and we made a strategic decision to shift our focus to the U.S. market which we believe holds larger near-term opportunity.

Going forward, we intend to develop, wholly-own and operate U.S.-based digital properties leveraging our past investment in the Sharecare platform, for which we maintain rights of use, as well as leveraging new platforms currently in development. The beta launch of our personal finance site DimeSpring and the expected Banks.com Merger provide evidence of this shift in strategy. We will also seek to grow our Content and Platform Services as resources allow.

The completion of our obligation to Sharecare in addition to our strategic shift resulted in Remark Media reporting minimal revenue for the three months ended March 31, 2012, derived from our Brands segment. During the course of 2012, we expect to offset the loss in revenue through the growth of our new assets. We do continue to maintain an equity stake in Sharecare which we account for under the equity method of accounting.

Operations

Domestic

Brands .  In the first quarter of 2012, we launched the beta version of DimeSpring.com, a U.S.-focused, personal finance website that intends to utilize rich content and advice from a wide array of professionals to build a community of people interested in managing life’s financial hurdles and opportunities. DimeSpring is part of a larger product strategy to leverage our experience and expertise to create leading destination websites that offer a dynamic online experience around a given topic with access to relevant content and subject matter experts. Assets obtained through the expected Banks.com merger will complement DimeSpring and serve to build a network of personal finance digital media businesses. We are investing in technology, editorial staff, sales and marketing to support this initiative.  It is our goal to expand into more vertical categories through both the in-house development of new websites and acquisitions of websites and digital products.

Content and Platform Services .  During 2011 and 2010, we provided website development services to two affiliated entities, Sharecare and Discovery.  73% and 24% of our revenue generated and recognized in 2011 resulted from the services we performed for Sharecare and Discovery, respectively, and, which represented 100% of our revenue for the Content and Platforms Services reporting segment. Our agreements with Sharecare and Discovery expired in December 2011, and no new revenue from these clients is expected in 2012. We will not have revenues related to the Content and Platforms Services segment unless we enter into new revenue agreements to provide content and platform services. Accordingly, we intend to expand our services business to new clients in 2012.  We are investing in sales and marketing to support our growth initiative, and are continuing to evolve our technology platforms to ensure we incorporate the latest in social media and content trends.

Sharecare Investment .  Although Remark Media is no longer providing services for Sharecare, we maintain equity ownership in the venture.  As of December 31, 2011, we owned approximately 15.8% of Sharecare and have representation on Sharecare’s Board of Directors.  Due to additional issuance of common equity by Sharecare in the first quarter of 2012, our interest ownership was decreased to 11.3% as of March 31, 2012. We account for our investment in Sharecare under the equity method of accounting for investments and we record our proportionate share of Sharecare’s net income or loss in our consolidated statements of operations under income or loss on equity-method investments.

International

During 2011, we implemented certain cost-savings measures in our Brazil and China operations in connection with a strategic shift towards operations in the United States. We believe that the value of our international assets will be recognized over a longer term horizon, as online advertising markets develop for Brazil and China and the websites’ traffic fundamentals improve. In the near term, we believe our resources can be better applied to developing and establishing new brands and expanding our services business in the United States; and as a result, are managing our costs in Brazil and China while evaluating our opportunities.

ComoTudoFunciona ( http://hsw.com.br ) is Brazil’s online source for credible, unbiased and easy-to-understand explanations of how the world actually works.  The Portuguese-language site is the exclusive digital publisher in Brazil of translated and localized content from the leading Discovery Communications brand HowStuffWorks, and is published from Remark Media’s São Paulo operations. Revenue generated from our operations in Brazil was flat at approximately $0.02 million during the three months ended March 31, 2012 and 2011. Furthermore, as a result of our cost cutting measures implemented in the first quarter of 2011 , the number of page views and unique visitors for ComoTudoFunciona decreased by 15% and 2%, in 2011 as compared to 2010, respectively.  We also recognized approximately $0.1 million and $0.2 million of revenue from Brazil during the twelve months ended December 31, 2011 and 2010, respectively.  Brazil revenues and operating results are included in the Brands reporting segment. We do not expect to see major growth in our Brazil operations in the near term unless we increase investment in the brand.

BoWenWang ( http://www.bowenwang.com.cn ) is an information and reference website that provides China with encyclopedic knowledge and easy-to-understand explanations of how the world works.  The website is published from Beijing in the Chinese language.  Launched in June 2008, BoWenWang features a combination of original content authored by Remark Media, translated and localized articles from the leading Discovery Communications brand HowStuffWorks, and content from World Book, Inc. As a result of the cost cutting measures implemented in China in September 2011, we experienced a decline in revenues in the first quarter of 2012 as compared to the first quarter of 2011. Revenue generated from our operations in China was minimal during the first quarter ended March 31 2012. Additionally, , the number of page views and unique visitors for BoWenWang decreased by 38% and 33% in 2011 as compared to 2010, respectively.  Revenue generated from the operations based in China was approximately $0.03 million and $0.01 million during the twelve months ended December 31, 2011 and 2010, respectively. The cost cutting measures triggered an impairment assessment in the third quarter of 2011 of the license to operate in China which is an indefinite-lived intangible asset. As a result of the assessment, we recorded an impairment loss of $0.38 million in our statement of operations for the year ended December 31,, 2011. China revenues and operating results are included in the Brands reporting segment. We do not expect to see major growth in our China operations in the near term unless we increase investment in the brand.

  Results of Operations – Three Months Ended March 31, 2012, Compared to Three Months Ended March 31, 2011

The following table sets forth our operations for the three months ended March 31, 2012 and 2011:

	Three Months Ending March 31,
	2012	2011

Operating revenue
Brands	$24,111	$36,477
Content and platform services to affiliates	-	1,509,597
Total revenue	24,111	1,546,074

Cost of services	-	1,075,874

Gross margin	24,111	470,200

Operating expenses
Selling general and administrative expenses	1,472,774	1,609,087
Depreciation and amortization expense	25,467	68,267
Total operating expenses	1,498,241	1,677,354

Loss from operations	(1,474,130)	(1,207,154)

Other income (expense)
Interest expense	(24,684)	(11,195)
Other income (expense)	3,191	(4,182)
Total other expense	(21,493)	(15,377)

Loss before income taxes and gain (loss) in equity-method investments	(1,495,623)	(1,222,531)
Proportional share in loss of equity-method investments, net of taxes	(918,880)	(430,717)
Change of interest gain of equity-method investments, net of taxes	2,192,755	-

Net loss	$(221,748)	$(1,653,248)

Net loss per share
Net loss per share, basic and diluted	$(0.04)	$(0.31)

Basic and diluted weighted average shares outstanding	5,775,289	5,388,289

Segment Data
We monitor and analyze our financial results on a segment basis for reporting and management purposes, as presented in Note 4 to the condensed consolidated financial statements for the quarter ended March 31, 2012 included in this prospectus.  Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance.

Our Brands segment consists of our websites in Brazil and China and generates revenues from advertisers based in the respective countries.  The operating results for services performed under the Sharecare and Discovery services agreements are included in the Content and Platform Services segment.

Revenue
Total revenue for the three months ended March 31, 2012 was approximately $24 thousand, a decrease of approximately $1.5 million from the same period in 2011. All revenue generated in the first quarter 2012 was related to the Brands segment, while 98% of our revenue in the first quarter of 2011 was generated from the Content and Platform Services segment.  The major decrease was due to the fact that all of our content and platform service agreements expired in December 2011 and we did not renew or enter into new service agreements with our customers under the Content and Platform Services segment.

Cost of Services
Cost of services includes the ongoing third-party costs to acquire original content, translate and localize content for our Brands segment from English to Portuguese and Chinese, as well as costs incurred to support our Content and Platform Services segment including labor, content and third party platform support services. As we did not generate revenues from the Content and Platform Services segment, we did not have any cost of sales charges during the first quarter of 2012. Cost of services for the three months ended March 31, 2011 was $1.1 million.

Operations - Selling, General and Administrative Expenses
Our total selling, general and administrative expenses in the first quarter of 2012 were approximately $1.5 million, compared to approximately $1.6 million in the same period of 2011. The decrease is related to the impact of cost cutting measures implemented in our domestic and international operations.

Interest Expense
Interest expense for the three months ended March 31, 2012 and 2011 was $0.02 million and 0.01 million, respectively. These amounts reflect the amortization of debt issuance costs in connection with our revolving credit facility entered into in March 2011 which expired in March 2012. The debt issuance costs were fully amortized in the first quarter of 2012.

Loss from Equity-Method Investments and Change of Interest Gain
We account for our investment in Sharecare under the equity method of accounting.  During the three months ended March 31, 2012, we recorded a gain of $2.2 million as a result of the change in interest ownership in Sharecare.  Additionally, we recorded a loss of $0.9 million which represents our share in Sharecare’s loss for the first quarter of 2012. For the three months ended March 31, 2011, our loss in Sharecare was 0.4 million. We continually evaluate the facts and circumstances related to our investment in Sharecare to assess the need for change in our accounting method in future periods.

Liquidity and Capital Resources

Cash and cash equivalents was $4.2 million at March 31, 2012, compared to $1.5 million at December 31, 2011.  The increase in cash is primarily due to the proceeds provided through the equity funding completed in February 2012 partially offset by use of cash to fund our operations. Our cash on hand at March 31, 2011 was $3.9 million.

	Three Months Ended March 31,
	2012	2011

Cash flows used in operating activities	$(943,781)	$(754,694)
Cash flows used in investing activities	(256,999)	(198,913)
Cash flows provided by (used in) financing activities	3,850,451	(20,000)
Net change in cash and cash equivalents	2,649,671	(973,607)
Impact of currency translation on cash	(7,097)	1,890
Cash and cash equivalents at beginning of year	1,531,502	4,843,893
Cash and cash equivalents at end of period	$4,174,076	$3,872,176

Non-cash financing and investing activities	$133,567	$128,104

Cash flows from operations
Our net cash used in operating activities during the three months ended March 31, 2012, increased by $0.2 million compared to the same period in the prior year due to a major decrease in revenues and operating income partially offset by a decrease in expenses as a result of our continued cost monitoring measures.

Cash flows from investing activities
During the three months ended March 31, 2012, our net cash used in investing activities was approximately $0.3 million compared to $0.2 million for the same period in 2011. The cash used in investing activities in the first quarter of 2012 was related to costs of website development activities. For the first quarter of 2011, the cash used in investing activities was related to the use of tenant improvement allowances related to the lease of our corporate headquarters.

Cash flows from financing activities
For the three months ended March 31, 2012, the net cash provided by financing activities consists of the cash proceeds of $4.25 million provided through the equity financing transaction completed in February 2012 partially offset by payments of stock issuance costs of $0.4 million. For the three months ended March 31, 2011, net cash used in financing activities was $20,000 for debt issuance costs related to our revolving credit agreement.

Non-cash financing and investing activities
For the three months ended March 31, 2012, Remark Media issued warrants to the placement agent as part of the stock issuance costs associated with the issuance of capital for cash completed in February 2012. The fair value of these warrants was $0.1 million at the date of issuance and was reported under non-cash investing and financing activities in the statement of cash flows. For the three months ended March 31, 2011, there was approximately $0.13 million in non-cash financing activities related to the warrants issued in conjunction with the revolving credit agreement entered into in March 2011 and expired in March 2012.

On February 27, 2012, Remark Media entered into definitive equity financing agreements with accredited and institutional investors to raise funds in the amount of $4.25 million through a private placement. In connection with the transaction, we issued to investors common stock priced at $4.50 per share. Investors also received warrants to acquire shares of common stock at an exercise price of $6.81 per share, in the amount of 25% of the number of shares of common stock that the investors purchased. On February 29, 2012, we received $4.25 million in cash and issued to the investors a total of 944,777 shares of common stock and warrants to acquire an additional 236,194 shares of common stock. The warrants have a term of five years and six months and are not exercisable during the first six months after issuance. We determined the fair value of the warrants at $4.87 per share using the Black-Scholes method. Because the common shares were issued in conjunction with the warrants in exchange for the proceeds received, and both securities were classified as equity, we were required to allocate the proceeds between the common shares and the warrants based on their relative fair values. As a result, we allocated $0.67 million to the value of the warrants and $3.58 million to the value of the common shares. Remark Media also paid a placement agent fee of 7% of the proceeds of the offering or approximately $0.3 million, and issued a three-year warrant to the placement agent to purchase up to an aggregate of 35,429 shares of Common Stock at an exercise price of $7.46 per share. The warrants were valued using the Black-Scholes method at $3.77 per share and classified as equity. The stock issuance costs which amounted $0.4 million along with the value of the warrants issued to the placement agent of $0.13 million were charged to additional paid in capital.

As of March 31, 2012, our total cash and cash equivalents balance was approximately $4.2 million.  Remark Media believes that its cash balance will be sufficient to meet its cash requirements for at least the next twelve months. We have incurred net losses in the three months ended March 31, 2012 and in each fiscal year since our inception and have an accumulated deficit of $99.0 million as of March 31, 2012. Remark Media  has minimal revenues in the first quarter of 2012 as it continues to pursue development and growth for its new portfolio of websites in 2012.

On March 4, 2011, we entered into a senior revolving credit agreement with Theorem Capital, LLC (the “Lender”) pursuant to which the Lender extended to us a line of credit of up to $1.0 million expiring on March 3, 2012, subject to renewal by the Lender, at its sole discretion, for an additional one-year period. The Lender received a warrant to purchase 65,359 shares of our common stock with an exercise price of $3.06 per share in connection with entering into the credit agreement. We recorded the fair value of the warrants using the Black-Scholes valuation technique in the amount of $0.13 million as debt issuance costs in the first quarter of 2011 and was amortized during the term of the agreement. As such, the debt issuance costs were fully amortized at March 31, 2012. Remark Media did not have any outstanding balance at March 31, 2012 and no interest expense was incurred during the term of the agreement. On March 3, 2012, the agreement expired and we chose not to request an additional one-year extension. The warrants were exercised on April 2, 2012. As a result, we issued 32,405 common shares in connection with the Lender’s cashless exercise of the warrants and subsequently no warrants remain outstanding related to this agreement.

Off Balance Sheet Arrangements

None.

  Results of Operations – Year Ended December 31, 2011, Compared to Year Ended December 31, 2010

The following table sets forth our consolidated results of operations for the years ended December 31, 2011, and 2010.

	Year Ended December 31,
	2011	2010

Operating revenue
Brands	$140,702	$190,712
Content and platform services from affiliates	4,851,224	6,464,352
Total revenue	4,991,926	6,655,064

Cost of services	3,187,379	5,405,128

Gross margin	1,804,547	1,249,936

Operating expenses
Selling general and administrative expenses (including Stock-based compensation expense of $615,367 and $265,990 in 2011 and 2010, respectively)	5,919,996	4,983,981
Impairment loss	381,000	488,560
Depreciation and amortization expense	220,327	295,529
Total operating expenses	6,521,323	5,768,070

Operating loss	(4,716,776)	(4,518,134)

Other income (expense)
Interest expense	(123,480)	-
Other income	6,769	14,514
Total other (expense) income	(116,711)	14,514

Loss before income taxes and loss in equity-method investments	(4,833,487)	(4,503,620)

Loss in equity-method investment, net of taxes	(2,066,283)	(1,522,697)
Net loss before benefit from income taxes	(6,899,770)	(6,026,317)

Income tax benefit	(95,250)	(121,238)

Net loss	$(6,804,520)	$(5,905,079)

Net loss per share
Net loss per share, basic and diluted	$(1.26)	$(1.10)

Basic and diluted weighted average shares outstanding	5,416,109	5,368,419

Revenues

For the twelve months ended December 2011 and 2010, we generated revenue of $5.0 million and $6.7 million respectively, of which 97% was generated from our Content and Platform services segment for 2011 and 2010. The decrease in revenue is primarily attributable to a decrease in the services provided to Sharecare and Discovery during 2011 as compared to 2010. As Sharecare has developed its operations and grown, it has made the strategic decision to transition the web development, design and management services in-house which was completed in the fourth quarter 2011.  In addition, the services agreements with Sharecare and Discovery expired in December 2011 and the content and platform services segment will have no revenues unless we enter into new agreements with new customers.  Sharecare and Discovery are related parties and the related revenues are included in our consolidated statements of operations under Content and Platform Services from affiliates. Our Brands segment is comprised of revenue generated from our owned and operated websites, including international website businesses based in Brazil and China. Revenue generated on the two websites relate primarily to paid-for-impression and pay-per-performance ads.   In Brazil, we generated revenue for the years ended December 31, 2011 and 2010 of approximately $0.1 million and $0.2 million, respectively.  In China, we generated revenue for the years ended December 31, 2011 and 2010, of approximately $0.03 million and $0.01 million, respectively.

Cost of Services

Cost of services includes the costs incurred to support our content and platform services business including labor, content and third party platform support services as well as ongoing third party costs to support our Brands business, including the costs to acquire original content, translate and localize content from English to Portuguese and Chinese. These costs were $3.2 million and $5.4 million for the years ended December 31, 2011 and 2010, respectively. The decrease in cost of services is related to the decrease in revenues in addition to performing platform services projects in 2011 that had higher profitability margins than projects completed in 2010.

Operations – Selling, General and Administrative Expenses

Our total selling, general and administrative   expenses (“SG&A”) increased by $0.9 million for the year ended December 31, 2011, as compared to 2010.  The increase is primarily related to an increase in stock compensation expense of $0.3 million compared to the same period of 2010.  In addition, we incurred additional costs related to the cost-saving measures implemented in Brazil, China and United States operations. These costs also included severance payments of $0.3 million.

Impairment Loss

During the quarter ended September 30, 2011, we made reductions in the number of personnel supporting our China business operations to better align with our new strategic direction. This event directly impacted Remark Media’s expectations of revenues and growth rates. In accordance with ASC 350 – “Intangibles – Goodwill and Other”, we performed an assessment for impairment on our indefinite-lived intangible asset, our license to operate in China, which had a carrying value of $0.5 million prior to performing the assessment. We used the cost approach instead of the discounted cash flow method used in the prior year due to a decrease in projected revenues and cost cutting measures enacted during the third quarter 2011. The reductions prompted a change in our assessment of the highest and best use of the asset from an in-use premise to an in-exchange valuation premise.  The cost approach uses the concept of depreciated replacement costs as an indicator of value. As a result of the assessment, we concluded that the asset is impaired and its fair value is $0.1 million at September 30, 2011. Subsequently, we recorded a charge of $0.4 million under the impairment loss line in our statement of operations for the quarter ended September 30, 2011. We believe that the fair value of the China license remained at $0.1 million at December 31, 2011.

Depreciation and Amortization

Depreciation and amortization expense was $0.2 million and $0.3 million for the years ended December 31, 2011 and 2010, respectively. The slight decrease is due to certain assets being fully depreciated and amortized during the year 2011.

Interest Expense

Interest expense was $0.1 million during the year ended December 31, 2011 which is related to the amortization of debt issuance costs associated with the credit agreement entered into in March 2011 which expired in March 2012 and we chose not to request a renewal.  We had no interest expense in 2010.

Deferred Income Tax Benefit

During the year 2011, we recorded $0.1 million as a tax benefit due to the impairment charge against the license to operate in China.

Loss in Equity Investment

We account for our investment in Sharecare under the equity method of accounting.  For the years ended December 31, 2011 and 2010, we recognized a loss in the equity investment of approximately $2.1 million and approximately $1.5 million, respectively, net of taxes.  The losses are related to major expenses that Sharecare is incurring as it builds its business strategy.

Liquidity and Capital Resources

Our cash balance was approximately $1.5 million as of December 31, 2011.  We believe that this balance along with the funds received through the above mentioned equity financing transaction will be sufficient to meet our cash requirements for the next twelve months.

We consistently monitor our cash position, and make operational changes as necessary to maintain our business objective of funding ongoing operations and related growth. Accordingly, we implemented cost savings measures in our Brazil operations in February 2011, and in our China operations in September 2011. It is important to note that all our content and platform service agreements expired in December 2011. The Content and Platform Services business will have no revenues unless we enter into new services agreements with new customers. We are actively seeking to expand our Content & Platform Services business to additional clients in 2012, and we are continuing to evolve our technology platforms and brands to ensure we incorporate the latest in social media and content trends.

The table below summarizes the change in our statement of cash flows for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011	2010

Net cash used in operating activities	$(2,952,840)	$(3,663,784)
Net cash used in investing activities	(323,639)	(215,300)
Net cash used in financing activities	(20,000)	-

Net decrease in cash and cash equivalents	$(3,296,479)	$(3,879,084)

Cash flows used in operating activities

Our net cash used in operating activities during 2011 decreased by $0.7 million compared to the prior year.  The decrease in cash used was related to a decrease in accounts receivable at the end 2011 as compared to 2010 due to higher collections in the current year.

Cash used in investing activities

During the year ended December 31, 2011, net cash used in investing activities was $0.3 million as compared to $0.2 million in 2010.  The increase was primarily due to additional capital expenditures for leasehold improvements in connection with relocating our corporate headquarters.

Cash flows from financing activities

For the year ended December 31, 2011, net cash used in financing activities was $0.02 million which was related to payments of debt issuance costs related to our revolving credit agreement. There was no cash used in financing activities during the year 2010.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  We believe that our critical accounting policies, revenue recognition, stock-based compensation and long-lived assets including goodwill, equity investments, and other intangible assets may involve a higher degree of judgment and complexity.

Revenue Recognition

We recognize revenue when the service has been provided, and the other criteria set forth in Staff Accounting Bulletin (“SAB”) 104, Revenue Recognition have been met; namely, the fees we charge are fixed or determinable, we and our advertisers understand the specific nature and terms of the agreed-upon transactions, and the collectability is reasonably assured.

We recognize revenue from our owned and operated websites as visitors are exposed to or react to advertisements on our website.  We generate revenue from advertising in the form of sponsored links and image ads.  This includes both pay-per-performance ads and paid-for-impression advertising.  In the pay-per-performance model, we earn revenue based on the number of clicks associated with such ad; in the paid-for-impression model (sponsorships), revenue is derived from the display of ads. These revenues are classified within our Brands segment.

We recognize content and platform services revenue at the time services are performed.  All of our services revenue is related to the design, development, hosting and other services required to launch and operate the Sharecare, DailyStrength and Ask Dr. Oz websites through our direct activities and management of third-party vendors. We also recognize content and platform services revenue on certain projects using a percentage of completion method.  Sales are calculated based on the percentage that total costs incurred bear to total estimated costs at completion.  These revenues are classified within our Content and Platform services segment.

Stock-Based Compensation

Under the 2006 Equity Incentive Plan adopted April 13, 2006, and the 2010 Equity Plan adopted June 15, 2010, as modified on December 30, 2011 (the “Plans”), Remark Media authorized a total of 1,325,000 shares for grant as part of a long-term incentive plan to attract, retain and motivate its eligible executives, employees, officers, directors and consultants.  Options to purchase common stock under the Plans have been granted to our officers and employees with an exercise price equal to the fair market value of the underlying shares on the date of grant.  Additionally in 2008, 2009, 2010 and 2011, we granted restricted shares to certain members of our Board of Directors and executives.  As of December 31, 2011, no options have been exercised under the Plan.

We account for stock-based compensation in accordance with Codification ASC 718, “Compensation, Stock Compensation” which requires us to recognize expense based on the fair value of our stock-based compensation awards.

ASC 718 requires the use of a valuation model to calculate the fair value of the stock-based awards.  We have elected to use the Black-Scholes options pricing model to determine the grant date fair value of stock option awards.  We measure stock-based compensation based on the fair values of all stock-based awards on the dates of grant, and recognize stock-based compensation expense using the straight-line method over the vesting periods.  Stock-based compensation expense was $0.6 million and $0.3 million for the years ended December 31, 2011 and 2010, respectively.

Impairment of Property and Equipment

Property and equipment is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  Such events include significant adverse changes in the business climate, the impact of significant customer losses, unanticipated current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life.  Recoverability of property and equipment is measured by a comparison of the carrying amounts to future net undiscounted cash flows the assets are expected to generate.  For purposes of recognition and measurement of an impairment loss, property and equipment are grouped with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

Impairment of Investments

Investments are reviewed to determine if events have occurred which would indicate that a decrease in value has occurred which is other than temporary.  Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. We monitor our assets for potential impairment on an ongoing basis.  No impairment charge has been recognized on our investment balances as of December 31, 2011 or 2010.

Impairment of Definite-Lived Intangible Assets

Amortizable intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  The carrying amount of an asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition.  We monitor our assets for potential impairment on an ongoing basis. We have no definite-lived intangible assets at December 31, 2011 and 2010.

Goodwill and Indefinite-Lived Intangible Assets Impairment

Generally, we perform our annual assessment for impairment for goodwill and indefinite-lived intangible assets during the fourth quarter of the fiscal year, unless facts and circumstances require differently.  For goodwill, we determine recoverability by comparing the estimated fair value of the reporting unit to which the goodwill applies to the carrying value, including goodwill, of that reporting unit using a discounted cash flow model.  We test indefinite-lived intangible assets, which are licenses to operate in China, for impairment by utilizing discounted cash flow models to estimate their fair values, as appropriate.  Estimating the fair value of the reporting unit and our long-lived intangible assets involve uncertainties, because management is required to develop numerous assumptions, including assumptions about the future growth and potential volatility in revenues and costs, capital expenditures, industry economic factors and future business strategy.  The variability of the factors that management uses to perform our impairment tests depend on a number of conditions, including uncertainty about future events and cash flows.  All such factors are interdependent and, therefore, do not change in isolation.  Accordingly, the accounting estimates may materially change from period to period due to changing market factors and other conditions.  Significant judgments in this area involve determining whether a triggering event has occurred, determining the future cash flows for the assets involved and determining the proper discount rate to be applied in determining fair value. The discounted cash flow approach was used in 2010. However, in the impairment assessment for 2011, we used the cost approach. The change in the approach used in the impairment analysis of 2011 compared to 2010 was due to a major decrease in projected revenues as a result of costs saving measures implemented in September 2011. The reductions prompted a change in our assessment of the highest and best use of the asset from an in-use premise to an in-exchange valuation premise. As a result, the income approach used in 2010 was no longer a valid approach for the 2011 analysis.  The cost approach uses the concept of depreciated replacement cost as an indicator of value and is based on the principle of substitution which holds that a prudent investor would pay no more for an asset than the amount for which the asset could be replaced less the effects of physical, functional and external depreciation or obsolescence.

Off-Balance Sheet Arrangements

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT THE MARKET RISK OF REMARK MEDIA

We translate the foreign currency financial statements of our international operations into U.S. dollars at current exchange rates, except revenue and expenses, which we translate at average exchange rates during each reporting period.  We accumulate net exchange gains or losses resulting from the translation of assets and liabilities in a separate caption of stockholders’ equity titled “accumulated other comprehensive income (loss)”.  Generally, our foreign expenses are denominated in the same currency as the associated foreign revenue, and at this stage of our development, the exposure to rate changes is minimal.

Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash and accounts receivables.  At December 31, 2011, 99% of our cash was denominated in U.S. dollars.  The remaining 1% was denominated in Brazilian Reais , Chinese Renminbi or Hong Kong Dollars.  The majority of our cash is placed with financial institutions we believe are of high credit quality.  Our cash is maintained in bank deposit accounts, which, at times, exceed federally insured limits.  We have not experienced any losses in such accounts and do not believe our cash is exposed to any significant credit risk.

We do not use financial instruments to hedge our foreign exchange exposure because the effects of the foreign exchange rate fluctuations are not currently significant.  We do not use financial instruments for trading purposes.  We do not use any derivative financial instruments to mitigate any of our currency risks.  The net assets of our foreign operations at December 31, 2011, were approximately $0.1 million.

MANAGEMENT OF THE COMBINED COMPANY

Executive Officers and Directors of the Combined Remark Media Following the Merger

Pursuant to the Merger Agreement, it is contemplated that all of Banks.com’s current directors will resign, all of Banks.com’s current executive officers will resign as officers, effective in each case at the effective time of the merger.  Notwithstanding the foregoing, Banks.com employees would continue as employees of the combined company, but without officer positions.

Following the merger, the Board of Directors of Remark Media will continue to be the Board of Directors of the combined company.  The Remark Media directors currently are Scott V. Booth, Theodore P. Botts, Gregory M. Swayne and Kai-Shing Tao.

Following the merger, the management team of the combined company is expected to be composed of Remark Media’s management team. The following table lists the names, ages as of May 24, 2012, and positions of the individuals who are expected to serve as executive officers and directors of the combined company on consummation of the merger:
Name	Age	Position
Carrie B. Ferman	36	Chief Executive Officer
Eric J. Orme	37	Chief Technology Officer
Bradley T. Zimmer	33	Chief Operating Officer and General Counsel
Scott V. Booth	43	Director
Theodore P. Botts	66	Director
Gregory M. Swayne	53	Director
Kai-Shing Tao	35	Director

Carrie B. Ferman is Remark Media’s Chief Executive Officer since December 14, 2011.  Prior to that, Ms. Ferman served as Remark Media’s Executive Vice President of Corporate Strategy & Business Development since July 2011.  From 2007 to 2011, she worked at NBC Universal, serving in several key roles including Vice President, Strategy for NBC Universal's Local Media division with responsibilities that included revenue-generating business initiatives and cross-platform partnerships. Before joining NBC Universal, Ms. Ferman held finance, strategy and operations positions within several major U.S. media and entertainment companies including Time Warner, Inc. and The Walt Disney Company.   Ms. Ferman brings to Remark Media a broad range of discipline experience including television, film, publishing, cable distribution, and digital and social media.  Ms. Ferman holds an MBA from Dartmouth College and a BA in Economics from University of California, Los Angeles.

Eric J. Orme has been Remark Media’s Chief Technology Officer since November 2007. Prior to that, he served as Director of IT and Operations at PCDI, LLC, since May 2004, and has been involved in information technology leadership in the web hosting, education technology, and online media markets for the past fifteen years.  His technical background includes work for both start-ups and larger global corporations, including Georgia-Pacific, web.com, and Ashworth University.  Mr. Orme has been central in orchestrating the launch of the Company’s websites in China and Brazil.

Bradley T. Zimmer has been Chief Operating Officer, General Counsel and Corporate Secretary of Remark Media since December 14, 2011.  Prior to that, he served as Remark Media’s Executive Vice President, General Counsel and Corporate Secretary since December 2007.  He previously served as General Counsel and Corporate Secretary of The Convex Group, an entertainment and media company, and its subsidiary HowStuffWorks, Inc. from 2003 through the companies' acquisition by Discovery Communications in December 2007.  Prior to The Convex Group, Mr. Zimmer was responsible for business strategy at Southeast Interactive Technology Funds, a venture capital firm focused on information technology and communications investments.  Mr. Zimmer holds a Bachelor of Arts in Public Policy and Juris Doctor from Duke University. He is a member of the American Bar Association and North Carolina State Bar, and is a member of the boards of directors of the Duke Law Alumni Association and several privately held companies.

Scott V. Booth has served as a member of Remark Media’s Board of Directors since December 2009 and effective December 14, 2011, he became the Chairman of the Board of Directors.  Mr. Booth is the Managing Partner for Eastern Advisors, LLC, an investment fund that invests in public and private companies, and has served in that capacity since the fund's formation in April 2003. Mr. Booth is Remark Media’s designated director on the board of our investee, Sharecare, Inc.  Among other experience, qualifications, attributes and skills, Mr. Booth’s knowledge and experience in the finance, investment management and Asian markets led to the conclusion of our Nominating and Governance Committee and of our full Board that he should serve as a director of our Company in light of our business and structure.

Theodore P. Botts has served as a member of Remark Media’s Board of Directors since 2007.  He is also President of Kensington Gate Capital, LLC, a private corporate finance advisory firm.  From July 2007 until September 2008, Mr. Botts served as Chief Financial Officer of StereoVision Entertainment, Inc.  From 2002 until its merger with HSW International, currently known as Remark Media, Mr. Botts served on INTAC International's Board of Directors as chairman of the audit committee.  Prior to 2000, Mr. Botts served in executive capacities at UBS Group and Goldman Sachs.  Mr. Botts is also a member of the Board of Trustees and head of development for REACH Prep, a non-profit organization serving the educational needs of underprivileged African-American and Latino children in Fairfield and Westchester counties since 2003.  Mr. Botts graduated with honors from Williams College and received an MBA from the NYU Graduate School of Business Administration.   Among other experience, qualifications, attributes and skills, Mr. Botts’ knowledge and experience in the corporate finance industry and in senior leadership roles in organizations in the technology industry led to the conclusion of our Nominating and Governance Committee and of our full Board that he should serve as a director of our Company in light of our business and structure.

Gregory M. Swayne has served as a member of Remark Media’s Board of Directors since December 2009.  Mr Swayne was the Chairman of the Board of Directors from December 2009 until December 14, 2011 and Chief Executive Officer of Remark Media from September 2009 until December 14, 2011.  Previously, he was our President and Chief Operating Officer since October 2007.  Prior to joining Remark Media in 2006, Mr. Swayne led HowStuffWorks, Inc., which h  as since been acquired by Discovery Communications, as President and Chief Operating Officer and was a member of the management teams of The Convex Group and N2 Broadband.  Mr. Swayne was the co-founder and President of publicly-listed A.D.A.M., Inc. and its predecessor Medical Legal Illustrations, Inc.  A.D.A.M. provided health information services and benefit management solutions through its online offerings to healthcare organizations, employers, benefit brokers, consumers and the educational market.  Mr. Swayne holds a Bachelor of Arts from the University of South Carolina and a Master of Science in Medical Illustration from the Medical College of Georgia. Among other experience, qualifications, attributes and skills, as our Chief Executive Officer from September 2009 to 2011 and our President and Chief Operating Officer from 2007 to 2009, Mr. Swayne’s unique experience and perspective on our business led to the conclusion of our Nominating and Corporate Governance Committee and of our full Board that he should serve as a director of our Company in light of our business and structure.

Kai-Shing Tao has served as a member of Remark Media's Board of Directors since 2007.  He is also Chairman and Chief Investment Officer of Pacific Star Capital, a private investment group.  Prior to founding Pacific Star Capital, Mr. Tao was a Partner at FALA Capital Group, a single family investment office, where he headed the global liquid investments outside the operating companies.  Mr. Tao is also a member of the Real Estate Roundtable and U.S.-China and U.S.-Taiwan Business Council.  Mr. Tao graduated from the New York University Stern School of Business.  Among other experience, qualifications, attributes and skills, Mr. Tao’s knowledge and experience in the investment industry and Asian market led to the conclusion of our Nominating and Governance Committee and of our full Board that he should serve as a director of our Company in light of our business and structure.

Director Independence

Under applicable NASDAQ rules, a director will only qualify as an "independent director" if, in the affirmative determination of the company's Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Following consummation of the merger, a majority of the directors of the combined company will be deemed to be independent within the applicable NASDAQ rules.  All of Banks.com’s current directors will tender their resignations effective as of the effective time of the merger and the incumbent board of Remark Media will continue as the Board of Directors of the combined company.

Committees of the Board of Directors

The Board of Directors of the combined company will have three standing committees: the Audit Committee, the Nominating and Governance Committee and the Compensation Committee.

Audit Committee

The Audit Committee of the combined company will be responsible for overseeing the qualifications, performance and independence of its independent auditors, the integrity of its financial statements and disclosures, the performance of its internal audit function and internal controls, and compliance with legal and regulatory requirements.  The Audit Committee of Remark Media currently consists of Theodore P. Botts (Chairman), Kai-Shing Tao and Scott Booth, all of whom are independent directors as defined in Rule 4200(a)(14) of the NASDAQ listing standards and Rule 10A(m)(3) of the Exchange Act.  The Remark Media board has determined that Mr. Botts qualifies as an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated by the SEC. Following consummation of the merger, the members of the Remark Media Audit Committee will continue to be the members of the combined company’s Audit Committee.

Nominating and Governance Committee

The Nominating and Governance Committee of the combined company will be responsible for considering candidates for the Board and recommending director nominees to the Board and for establishing the procedures for the combined company’s stockholders to nominate candidates to the Board of Directors.   The Nominating and Governance Committee of Remark Media currently consists of Theodore P. Botts (Chairman) and Scott Booth, all of whom are independent directors as defined in Rule 4200(a)(14) of the NASDAQ listing standards and Rule 10A(m)(3) of the Exchange Act.  Following consummation of the merger, the members of the Remark Media Nominating and Governance Committee will continue to be the members of the combined company’s Nominating and Governance Committee.

Compensation Committee

The Compensation Committee of the Board of Directors approves all compensation and awards to the individuals included in the Summary Compensation Table (the “named executive officers”).  Annually, the Compensation Committee reviews the performance and compensation of the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”) and the Chief Technology Officer (“CTO”), following discussions with the CEO, COO and CTO and, where it deems appropriate, other advisors, modifies executives’ compensation levels for the subsequent year.  For remaining officers, the CEO makes recommendations to the Compensation Committee for approval.  The Compensation Committee of Remark Media currently consists of Scott Booth (Chairman) and Kai-Shing Tao, all of whom are independent directors as defined in Rule 4200(a)(14) of the NASDAQ listing standards and Rule 10A(m)(3) of the Exchange Act.  Following consummation of the merger, the members of the Remark Media Compensation Committee will continue to be the members of the combined company’s Compensation Committee.

Code of Business Conduct and Ethics

Remark Media has adopted a Code of Business Conduct and Ethics that is designed to promote high standards of ethical conduct by the directors and employees of Remark Media.  The Code requires that such directors and employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity and in Remark Media’s best interest.  It includes a code of ethics for the Remark Media chief executive officer, controller, and persons performing finance and accounting functions.

As a mechanism to encourage compliance with the Code of Business Conduct and the Code of Ethics, Remark Media has established procedures to receive, retain, and address complaints received regarding accounting or auditing matters.  These procedures ensure that individuals may submit concerns regarding questionable accounting or auditing matters in a confidential and anonymous manner. In addition, the Remark Media Board of Directors routinely reviews its own performance to ensure that it is acting in the best interests of Remark Media and its stockholders.

The Remark Media Code of Business Conduct and Ethics is available for review under the Corporate Governance section on its website at ir.remarkmedia.com. Following consummation of the merger, the Code will continue to be applicable to the combined company.

Executive Compensation

The following sections provide information regarding compensation for Remark Media as a standalone entity in relation to the individuals who served as the principal executive officer, principal financial officer or principal accounting officer, or one of the two most highly paid executive officers, calculated on an annual basis, as of December 31, 2011, of Remark Media and who are expected to serve as executive officers following consummation of the merger. These individuals are referred to as the named executive officers in the sections below and the tables that follow.

Following completion of the merger, Remark Media’s executive officers will continue to be the executive officers of the combined company.  Remark Media’s executive officers currently are Carrie B. Ferman (Chief Executive Officer), Eric J. Orme (Chief Technology Officer), and Bradley T. Zimmer (Chief Operating Officer, General Counsel and Secretary).

Carrie B. Ferman, Chief Executive Officer. Ms. Ferman’s employment is governed by a Letter Agreement effective as of July 27, 2011, which Ms. Ferman entered into when she commenced employment with the Company as Executive Vice President of Corporate Strategy & Business Development.  The Letter Agreement has a term that commences upon the commencement of employment and ends upon the termination of employment. Ms. Ferman’s initial base salary is $225,000 per year, and she is eligible for one-time bonuses ranging from $25,000 to $50,000 based upon the Company’s entering into specified sponsorship or partnering agreements.  Ms. Ferman will also receive a 2% commission, up to a total of $50,000, on net revenue over $1 million the Company receives from advertising and sponsorship agreements Ms. Ferman successfully completes.  Ms Ferman is also entitled to participate in employee benefit plans to which she is eligible pursuant to Company policy. Subject to Board approval,  the Company will grant Ms. Ferman options to purchase 1% of the outstanding common stock of the Company at an exercise price equal to 100% of the fair market value on the date of the award and shall vest in sixteen equal amounts upon three-month anniversary of the Commencement date, over a period of four years. If the Company or Ms Ferman terminates employment, all unvested options shall terminate with such termination.  If a Change in Control occurs, as defined in the Letter Agreement, all unvested options shall become fully vested as of the date of said Change in Control. If Remark Media terminates Ms. Ferman’s employment without cause (as defined in the Letter Agreement) and Ms. Ferman executes a release acceptable to Remark Media, Ms. Ferman will be entitled to amounts earned or vested as of her termination date, plus her base salary in effect as of her termination date and certain continuing medical benefits for a period of three months from the date of termination, plus one additional month for each year of her employment with the Company, up to a maximum of a combined total of 12 months.  The Letter Agreement also contains non-compete and non-solicitation covenants.

Eric Orme, Chief Technology Officer .  Mr. Orme’s employment is governed by a Letter Agreement dated October 1, 2009, with a term of three years.  Mr. Orme’s initial base salary was $225,000 per year and increased to $250,000 per year effective January 1, 2010, and to $275,000 effective January 1, 2011, and will be reviewed annually thereafter by the Board for any discretionary merit-based increases.  Mr. Orme also received in 2011 a one-time bonus of $50,000, Mr. Orme received and is entitled to receive option awards upon approval by the Board of Directors. All options vest automatically upon a change of control, as defined in the Letter Agreement.   Remark Media may terminate Mr. Orme’s employment on thirty days’ written notice, provided that the Company may provide continued base salary payments and medical benefits for all or a portion of the 30 day notice period in lieu of the notice.  Upon expiration of the term, the Letter Agreement will terminate, and, unless either party elects in writing not to continue Mr. Orme’s employment, he will become an at-will employee of the Company.  If Remark Media terminates Mr. Orme’s employment without cause (as defined in the Letter Agreement) and Mr. Orme executes a release acceptable to Remark Media, Mr. Orme will be entitled to amounts earned or vested as of his termination date, plus his base salary in effect as of his termination date and continuing medical benefits for a period of (a) nine months if he is terminated between October 1, 2010 and September 30, 2011, or (b) six months if he is terminated between October 1, 2011 and the end of the term of the employment agreement.  The Letter Agreement also contains non-compete and non-solicitation covenants. In the event of a Change in Control in Remark Media, any unvested options held by each of Mr. Orme will fully vest on the date of the Change of Control.

 Summary Compensation Table

The following table presents summary information concerning all compensation paid to or earned by Ms. Ferman and Messrs. Orme and Zimmer for services rendered to Remark Media in all capacities during the fiscal years ended December 31, 2011 and 2010. These individuals are referred to below collectively as the named executive officers. The named executive officers are the only individuals who served as the principal executive officer principal financial officer, principal accounting officer or one of the two most highly compensated executive officers of Remark Media or Banks.com as of December 31, 2011 and who will continue to serve to serve in similar capacities at the combined company following the merger.

	Year	Salary ($)	Bonus ($)	Equity Awards (1) ($)	All Other Compensation (2) ($)	Total ($)
Carrie Ferman (3)	2011	$98,076	$-	$-	$189	$98,265
Current Chief Executive Officer	2010	-	-	-	-	-

Eric Orme (4)	2011	275,000	50,000	80,255	2,079	407,334
Chief Technology Officer	2010	250,000	-	356,400	-	606,400

Bradley Zimmer (5)	2011	200,000	-	77,375	1,725	279,100
Chief Operating Officer and General Counsel	2010	200,000	-	27,240	-	227,240

(1)
Reflect the total grant date fair value for awards granted in 2011 and 2010 and do not reflect actual compensation realized by our named executive officers.  The aggregate grant date fair value of restricted stock and options awards granted within the fiscal year was determined in accordance with ASC 718 “ Compensation, Stock Compensation” .

(2)	Includes payments for club membership dues, premiums paid on life insurance plan, short-term and long-term disability plans and health club membership dues.
(3)
Effective December 14, 2011, Ms. Ferman was appointed by our Board of Directors as our Chief Executive Officer. Prior thereto, she was our Executive Vice President of Corporate Strategy & Business Development since July 2011.  Ms. Ferman’s compensation reflects her earnings for the full year of 2011.

(4)	Mr. Orme was paid a bonus of $50,000 during 2011.
(5)
Effective December 14, 2011, Mr. Zimmer was appointed by our Board of Directors as our Chief Operating Officer, General Counsel and Secretary. Prior thereto, he was our Executive Vice President, General Counsel and Secretary since December 2007.  Mr. Zimmer’s compensation reflects his earnings for the full year of 2011 and 2010.

Outstanding Equity Awards at Year-End 2011

The following table provides information about the number and value of unexercised options for the named executive officers of Remark Media as of December 31, 2011.  No named executive officers exercised any stock options during fiscal years 2011 or 2010 and no stock appreciation rights have been granted.

	Number of Securities Underlying Unexercised Options		Option Exercise Price ($)	Option Expiration Date
	Exercisable (#)	Unexercisable (#)

Carrie B. Ferman	-	-	-	-
Eric J. Orme	2,500	-	70.30	Nov. 9, 2017
Eric J. Orme	334	-	32.50	Aug. 12, 2018
Eric J. Orme	16,945	5,555	3.90	Nov. 5, 2019
Eric J. Orme	15,000	45,000	6.06	Sep. 21, 2020
Eric J. Orme	11,470	16,030	2.88	Feb. 25, 2021
Bradley T. Zimmer	5,000	-	65.00	Aug. 23, 2016
Bradley T. Zimmer	15,000	-	71.00	Oct. 10, 2017
Bradley T. Zimmer	501	-	32.50	Aug. 12, 2018
Bradley T. Zimmer	13,480	-	3.85	Nov. 20, 2019
Bradley T. Zimmer	4,022	4,998	3.85	Jul. 19, 2020
Bradley T. Zimmer	11,470	16,030	2.88	Feb. 25, 2021

Compensation of Non-Executive Directors

Remark Media’s certificate of incorporation and bylaws specifically grant to its Board of Directors the authority to fix the compensation of the directors.  For 2011 service, Remark Media paid its non-executive directors, who are expected to be directors of the combined company following the merger, the amounts set forth in the following table:

Name	Fees Earned or Paid in Cash (1) ($)	Stock Awards (2) ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Scott V. Booth	$41,409	$14,080	$-	$-	$55,489
Theodore P. Botts	38,909	14,080	-	-	52,989
Arthur F. Kingsbury (3)	36,409	14,080	-	-	50,489
Kai-Shing Tao	33,909	6,477	-	-	40,386
James Rosenstock (4)	-	-	-	-	-

(1)	Includes annual retainers for members of the Board of Directors, and the chairman of each of the Audit, Compensation and Nominating Committees.
(2)	Represents the fair value of restricted stock awards granted during 2011 and is measured based on the closing price of our stock as reported by NASDAQ on the grant date.
(3)	Mr. Kingsbury did not stand for reelection at the annual meeting of Stockholders which was held on December 30, 2011.
(4)	Mr. Rosenstock resigned his position as a director effective September 30, 2011 and received no compensation during 2011.

On February 2, 2011, the Remark Media Board of Directors adopted a Director Compensation Plan for the year ended December 31, 2011, for its independent directors. The plan provided for the following:

Annual minimum cash retainer	$5,000
Annual restricted stock grant value	35,000
Total annual compensation	$40,000

In the event the Calculated Shares exceed 4,000, the value (calculated using the Per-Share Price) of the Calculated Shares in excess of 4,000 shall be added to the annual cash retainer.  In addition, the chairman of the Remark Media Compensation and Nominating and Governance Committees receives additional cash compensation of $2,500 per year, and the chairman of the Remark Media Audit Committee receives additional compensation of $5,000 per year.  The restricted stock grant is limited to the per share price for 4,000 shares.  Remark Media also reimburses all directors for the company-related travel expenses in accordance with its company-wide policy.

The terms for the payment of the Remark Media independent director compensation include the following:

▪	Cash retainers were paid quarterly in arrears.

▪
Restricted stock was granted at the beginning of the year in an amount then equal to the specified cash value determined as the average of the first 15 trading days of the year, resulting in a per share value for our 2011 grant of $3.52.

▪
The number of restricted stock shares granted was calculated by dividing $35,000 by the volume weighted average trading price of the Company’s common stock for the first fifteen trading days of 2011 (the “Per-Share Price”).  Since the resulting quotient exceeded 4,000 shares, the value (calculated using the Per-Share Price) of the shares in excess shall be added to the annual cash retainer.

▪
Restricted stock vested in full on December 31 of the year of grant, contingent upon the recipient having attended at least 75% of board meetings held during the year; otherwise, vesting was prorated based on attendance.

On February 2, 2011, Remark Media’s independent directors, Messrs. Booth, Botts, Kingsbury and Tao each were granted 4,000 shares described above. The restricted stock granted to Messrs Booth, Botts, Kingsbury vested in full on December 31, 2011. Only 1,840 shares of the restricted stock granted to Mr. Tao vested on December 31, 2011 and the remainder was forfeited.

On March 28, 2012, the Remark Media Board of Directors adopted a Director Compensation Plan for the year ended December 31, 2012, for its independent directors. The plan provides for the following:

Annual minimum cash retainer	$10,000
Annual restricted stock grant	4,000

In addition, the chairmen of the Remark Media Compensation and Remark Media Nominating and Governance Committees receive additional cash compensation of $2,500 per year, and the chairman of the Remark Media Audit Committee receives additional compensation of $7,500 per year.  Remark Media also reimburses all directors for the company-related travel expenses in accordance with its company-wide policy.

The terms for the payment of the Remark Media independent director compensation include the following:

▪	Cash retainers were paid quarterly in arrears.

▪	Restricted stock was granted on March 28, 2012, and had a value of $5.99 per share.

▪
Restricted stock vests in full on December 31, 2012, contingent upon the recipient having attended at least 75% of board meetings held during the year; otherwise, vesting was prorated based on attendance.

PRINCIPAL STOCKHOLDERS OF REMARK MEDIA

The following table sets forth certain information regarding the beneficial ownership of Remark Media’s common stock as of May 24, 2012, for the following:

▪	Each person or entity known to own beneficially more than 5% of the outstanding common stock;

▪	Each director of Remark Media;

▪	Each of the executive officers named in the Summary Compensation table; and,

▪	All current Remark Media executive officers and directors as a group.

Applicable percentage ownership is based on 6,415,477 shares of common stock outstanding as of May 24, 2012, together with applicable options for each stockholder.  Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares.  Common stock subject to options and warrants currently exercisable, or exercisable within 60 days after May 24, 2012, are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options, but are not deemed outstanding for computing the percentage ownership of any other person.  The address of each executive officer and director is c/o Remark Media, Inc., Six Concourse Parkway, Suite 1500, Atlanta, Georgia 30328.  For information relating to beneficial owners of greater than 5% of our common stock who are not insiders, we rely upon the reports filed by such persons or entities on Schedule 13G.  The beneficial ownership table is presented on a post-reverse stock split basis.

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Ownership

Discovery Communications, Inc. (1)	2,299,072	35.8%
One Discovery Place
Silver Spring, Maryland 20814

Jeffrey T. Arnold (2)	356,000	5.3%
3280 Peachtree Road Suite 600
Atlanta, Georgia 30305

Eastern Advisors Capital Group, Ltd. (3)	576,481	9.0%
c/o Caledonian Fund Services (Cayman) Limited
Caledonian House
69 Dr. Roy’s Drive
Grand Cayman KY1 – 1102
Cayman Islands

Capital Research Global Investors (4)	368,638	5.7%
333 South Hope Street
Los Angeles, California 90071

Special Situations Technology Fund II, L.P. (5)	588,888	9.2%
Special Situations Private Equity Fund, L.P. (5)	588,888	9.2%
Special Situations Technology Fund II. L.P . (5)	588,888	9.2%
527 Madison Avenue, Suite 2600
New York, New York 10022

Austin Marxe (6)	588,888	9.2%
David Greenhouse (6)	588,888	9.2%
527 Madison Avenue, Suite 2600
New York, New York 10022

Executive Officers and Current Directors:
Scott V. Booth (7)	630,566	9.8%
Theodore P. Botts (8)	22,827	*
Eric J. Orme (9)	68,838	1.1%
Gregory M. Swayne (10)	102,885	1.6%
Kai-Shing Tao (11)	8,909	*
Carrie B. Ferman (12)	25,990	*
Bradley T. Zimmer (13)	76,366	1.2%
All Executive Officers and Directors as a Group (7 People)	936,381	14.0%

* Represents less than 1%

(1)	Includes 2,294,072 shares of Remark Media common stock and 5,000 exercisable warrants beneficially owned by HowStuffWorks, Inc.
(2)	Includes 355,000 shares of Remark Media common stock that may be acquired upon the exercise of options and 1,000 shares owned directly by Mr. Arnold.
(3)
Based on information contained in Schedule 13D filed with the SEC on February 14, 2012, by Eastern Advisors Capital Group, LLC, Eastern Advisors Capital, Ltd. and Scott Booth.  All three parties share voting and dispositive power over the shares.  The address for Eastern Advisors Capital Group, LLC and Scott Booth is 101 Park Avenue, 48th floor, New York, New York 10178.

(4)	Based on information contained in Schedule 13G/A filed with the SEC in February 14, 2012 by Capital Research Global Investors. The address is 333 South Hope Street, Los Angeles, California, 90071.

(5)
Includes 355,556, 166,666 and 66,666 shares of Remark Media common stock beneficially owned by Special Situations Technology Fund II, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Technology Fund, L.P., respectively, all of which Funds are under common control.

(6)
Includes 355,556, 166,666 and 66,666 shares of Remark Media common stock beneficially owned by Special Situations Technology Fund II, L.P., Special Situations Private Equity Fund, L.P., and Special Situations Technology Fund, L.P., respectively, over which Messrs Marxe and Greenhouse could be deemed to have voting and dispositive power in their capacity as Managing Directors of the general partner of each such Funds.

(7)
Includes 576,481 shares of Remark Media common stock beneficially owned by Eastern Advisors Capital Group, Ltd., over which Mr. Booth could be deemed to have voting and dispositive power in his capacity as Managing Partner of Eastern Advisors Capital Group.  Includes 54,085 shares owned by Mr. Booth.

(8)	Includes 10,000 shares of Remark Media common stock that may be acquired upon the exercise of options. Includes 12,827 shares of Remark Media common stock owned by Mr. Botts.
(9)	Includes 62,736 shares of Remark Media common stock that may be acquired upon the exercise of options and 6,102 shares owned by Mr. Orme.
(10)	Includes 88,577 shares of Remark Media common stock that may be acquired upon the exercise of options and 14,308 shares owned by Mr. Swayne.
(11)	Represents 8,909 shares of Remark Media common stock owned by Mr. Tao.
(12)	Includes 25,990 shares of Remark Media common stock that may be acquired upon the exercise of options granted to Ms. Ferman.
(13)	Includes 71,212 shares of Remark Media common stock that may be acquired upon the exercise of options and 5,154 shares owned by Mr. Zimmer.

PRINCIPAL SHAREHOLDERS OF BANKS.COM

The following table sets forth certain information regarding the beneficial ownership of shares of Banks.com common stock and Series C preferred stock as of May 24, 2012 for the following:

•	Each person (or group of affiliated persons) known by Banks.com to beneficially own more than 5% of its common stock or its Series C preferred stock;

•	Each director of Banks.com;

•	Each named executive officer of Banks.com; and

•	All current Banks.com executive officers and directors as a group.

Information with respect to beneficial ownership has been furnished by each director, officer and beneficial owner of more than 5% of Banks.com’s common stock and Series C preferred stock.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (“SEC”) and generally requires that such person have voting or investment power with respect to securities.  In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares of common stock underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 24, 2012 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

The percentage of shares of common stock beneficially owned is based on shares of common stock outstanding as of May 24, 2012, including warrants and options to purchase Banks.com common stock exercisable within 60 days of May 24, 2012 and Series C preferred stock convertible into common stock on a 3 for 1 basis.  As of May 24, 2012, there were 26,003,009 shares of Banks.com common stock outstanding and 3,000,000 shares of Banks.com Series C preferred stock outstanding.

Except as otherwise noted below, and subject to applicable community property laws, the persons named have sole voting and investment power with respect to all shares of common stock and Series C preferred stock shown as beneficially owned by them. Unless otherwise indicated, the address of the following shareholders is c/o Banks.com, Inc., 425 Market Street, Suite 2200, San Francisco, California 94105.  Except as otherwise noted below, all references in the table below are to shares of Banks.com common stock.

Name of Beneficial Owners	Amount and Nature of Beneficial Ownership (7)	Percentage of Shares Beneficially Owned (7)

5% Shareholders:

Barron Partners L.P. (1)	3,237,329	12.4%
730 Fifth Avenue, 25th Floor
New York, NY 10019

The Daniel Michael	8,015,739 (3)	28.0%
O'Donnell and Kimberly Linn
O'Donnell AB Living Trust (2)	1,500,000 Series C preferred stock (4)	50% Series C preferred stock (4)

Steven L. Ernst	4,162,927	16.0%

Daniel and Kimberly O’Donnell	4,212,976 (5)	14.8%
	1,500,000 Series C Preferred Stock (4)	50% Series C preferred stock (4)

Named Executive Officers and Directors:

Daniel M. O’Donnell	12,228,715 (6)	42.8%
	3,000,000 Series C Preferred Stock (4)	100% Series C preferred stock (4)

Steven L. Ernst	4,162,927	16.0%

Frank J. McPartland	848,746	3.3%

Lawrence J. Gibson	325,000	1.2%

Charles K. Dargan II	325,000	1.2%

All executive officers and directors as group (5 people)	17,890,388	64.5%
	3,000,000 Series C preferred stock (4)	100% Series C preferred stock (4)

(1)
This disclosure is based upon a Form 4 filed by Barron Partners L.P. with the SEC on March 2, 2012.  Andrew Barron Worden is the managing member of Barron Capital Advisors LLC, a Delaware limited liability company (the “General Partner”), which is sole General Partner of Barron Partners L.P.  Mr. Worden exercises sole voting and investment power over the shares.  We have not attempted to verify independently any of the information contained in the Form 4’s.

(2)
Daniel M. O’Donnell, our President, Chief Executive Officer and Chairman, and his spouse Kimberly O’Donnell, currently the Vice President of Human Resources for Banks.com, Inc. and President of our wholly-owned subsidiary InterSearch Corporate Services, Inc., have shared voting and investment power over The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust (the “O’Donnell Trust”).

(3)
Includes 5,432,406 shares of common stock, 2,083,333 shares of common stock issuable pursuant to a warrant that is currently exercisable, and 500,000 shares of common stock issuable upon conversion of 1,500,000 shares of Series C preferred stock that is currently convertible.

(4)
The ownership of the shares of Series C preferred stock is as follows: (i) 1,500,000 shares are held by The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust, (ii) 900,000 shares are held by Pensco Trust Company Custodian FBO Daniel M. O’Donnell, IRA, and (iii) 600,000 shares are held by Pensco Trust Company Custodian FBO Kimberly L. O’Donnell, IRA.  Each share of Series C preferred stock is entitled to one vote per share.

(5)
Includes 431,726 shares of common stock owned solely by Daniel M. O’Donnell, 500,000 shares of common stock issuable upon conversion of 1,500,000 shares of Series C preferred stock that is currently convertible, and 3,281,250 shares of common stock issuable under the terms of a convertible promissory note that is held jointly by Kimberly and Daniel O’Donnell. Pursuant to the terms of the Merger agreement, the convertible promissory note (held by Kimberly and Daniel O’Donnell) will be cancelled, exchanged for and converted into a new promissory note that is not convertible.

(6)
Includes 5,432,406 shares of common stock held by The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust, 431,726 shares of common stock owned solely by Daniel M. O’Donnell, 2,083,333 shares of common stock issuable pursuant to a warrant that is currently exercisable, 1,000,000 shares of common stock issuable upon conversion of 3,000,000 shares of Series C preferred stock that are currently convertible, and 3,281,250 shares of common stock issuable under the terms of a convertible promissory note that is held jointly by Kimberly and Daniel O’Donnell. Pursuant to the terms of the Merger Agreement, the convertible promissory note (held by Kimberly and Daniel O’Donnell) will be cancelled, exchanged for and converted into a new promissory note that is not convertible.

(7)	Except as otherwise expressly described, the amounts in this column refer to beneficial ownership of Banks.com common stock.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

The following table sets forth information as of May 24, 2012, regarding the beneficial ownership of the combined company upon consummation of the merger, by:

▪
each person, or group, who the management of Remark Media and Banks.com expects to become the beneficial owner of more than 5% of the common stock of the combined company upon the consummation of the merger; and

▪	all persons who are expected to serve as directors and executive officers of the combined company.

The percentage of the combined company's common stock beneficially owned is computed on the basis of 7,118,261 shares of Remark Media common stock outstanding upon consummation of the merger and assumes that the conversion factor to be used in connection with the merger is 0.0258 shares of Remark Media common stock for each share of Banks.com capital stock, and prior to the consummation of the merger, assuming Banks.com’s Net Working Capital is negative $210,000.

Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares.  Common stock subject to options and warrants currently exercisable, or exercisable within 60 days after May 24, 2012, are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options, but are not deemed outstanding for computing the percentage ownership of any other person.  The address of each executive officer and director is c/o Remark Media, Inc., Six Concourse Parkway, Suite 1500, Atlanta, Georgia 30328.   For information relating to beneficial owners of greater than 5% of our common stock who are not insiders, we rely upon the reports filed by such persons or entities on Schedule 13G.  The beneficial ownership table is presented on a post-reverse stock split basis.

Name of Beneficial Owners	Number of Shares Beneficially Owned	Percentage of Ownership

Discovery Communications, Inc. (1)	2,299,072	32.3%
One Discovery Place
Silver Spring, Maryland 20814

Jeffrey T. Arnold (2)	356,000	4.8%
3280 Peachtree Road Suite 600
Atlanta, Georgia 30305

Eastern Advisors Capital Group, Ltd. (3)	576,481	8.1%
c/o Caledonian Fund Services (Cayman) Limited
Caledonian House
69 Dr. Roy’s Drive
Grand Cayman KY1 – 1102
Cayman Islands

Capital Research Global Investors (4)	368,638	5.2%
333 South Hope Street
Los Angeles, California 90071

Special Situations Technology Fund, L.P. (5)	588,888	8.3%
Special Situations Private Equity Fund, L.P. (5)	588,888	8.3%
Special Situations Technology Fund II. L.P . (5)	588,888	8.3%
527 Madison Avenue, Suite 2600
New York, New York 10022

Austin Marxe (6)	588,888	8.3%
David Greenhouse (6)	588,888	8.3%
527 Madison Avenue, Suite 2600
New York, New York 10022

Executive Officers and Current Directors:
Scott V. Booth (7)	630,566	8.9%
Theodore P. Botts (8)	22,827	*
Eric J. Orme (9)	68,838	1.0%
Gregory M. Swayne (10)	102,885	1.4%
Kai-Shing Tao (11)	8,909	*
Carrie B. Ferman (12)	25,990	*
Bradley T. Zimmer (13)	76,366	1.1%
All Executive Officers and Directors as a Group (7 People)	936,381	12.7%

* Represents less than 1%

(1)	Includes 2,294,072 shares of Remark Media common stock and 5,000 exercisable warrants beneficially owned by HowStuffWorks, Inc.
(2)
Includes 355,000 shares of Remark Media common stock that may be acquired upon the exercise of options and 1,000 shares owned directly by Mr. Arnold.  Does not include 2,344,072 shares of Remark Media common stock and 10,000 exercisable warrants beneficially owned by HowStuffWorks, Inc., over which Mr. Arnold could be deemed to have voting and dispositive power in his capacity as Chief of Global Digital Strategy of HowStuffWorks’ parent company Discovery Communications, Inc.

(3)
Based on information contained in Schedule 13D filed with the SEC on February 14, 2012, by Eastern Advisors Capital Group, LLC, Eastern Advisors Capital, Ltd. and Scott Booth.  All three reports shared voting and dispositive power over the shares.  The address for Eastern Advisors Capital Group, LLC and Scott Booth is 101 Park Avenue, 48th floor, New York, New York 10178.

(4)	Based on information contained in Schedule 13G/A filed with the SEC in February 14, 2012 by Capital Research Global Investors. The address is 333 South Hope Street, Los Angeles, California, 90071.
(5)
Includes 355,556, 166,666 and 66,666 shares of Remark Media common stock beneficially owned by Special Situations Technology Fund II, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Technology Fund, L.P., respectively, all of which Funds are under common control.

(6)
Includes 355,556, 166,666 and 66,666 shares of Remark Media common stock beneficially owned by Special Situations Technology Fund II, L.P., Special Situations Private Equity Fund, L.P., and Special Situations Technology Fund, L.P., respectively, over which Messrs Marxe and Greenhouse could be deemed to have voting and dispositive power in their capacity as Managing Directors of the general partner of each such Funds.

(7)
Includes 576,481 shares of Remark Media common stock beneficially owned by Eastern Advisors Capital Group, Ltd., over which Mr. Booth could be deemed to have voting and dispositive power in his capacity as Managing Partner of Eastern Advisors Capital Group.  Includes 54,085 shares owned by Mr. Booth.

(8)	Includes 10,000 shares of Remark Media common stock that may be acquired upon the exercise of options. Includes 12,827 shares of Remark Media common stock owned by Mr. Botts.
(9)	Includes 62,736 shares of Remark Media common stock that may be acquired upon the exercise of options and 6,102 shares owned by Mr. Orme.
(10)	Includes 88,577 shares of Remark Media common stock that may be acquired upon the exercise of options and 14,308 shares owned by Mr. Swayne.
(11)	Represents 8,909 shares of Remark Media common stock owned by Mr. Tao.
(12)	Represents 25,990 shares of Remark Media common stock that may be acquired upon the exercise of options granted to Ms. Ferman.
(13)	Includes 71,212 shares of Remark Media common stock that may be acquired upon the exercise of options and 5,154 shares owned by Mr. Zimmer.

RELATED PARTY TRANSACTIONS INVOLVING DIRECTORS, EXECUTIVE OFFICERS AND
PRINCIPAL STOCKHOLDERS FOLLOWING THE MERGER

Remark Media Transactions

In accordance with its charter, the audit committee of the Remark Media Board of Directors is responsible for the review, approval or ratification of any transaction or series of transactions with a director or senior officer of the company, a director nominee, a principal shareholder of the company, or any such person's immediate family members or affiliates in which the aggregate amount involved exceeds $120,000 (the current SEC disclosure threshold amount) or is otherwise disclosable under applicable rules and regulations of the SEC. Absent exceptional circumstances, transactions available to all company employees generally and/or transactions involving compensation approved, or recommended for approval, by the Remark Media compensation committee of the Board of Directors are excluded from this policy. The Remark Media board audit committee will consider relevant facts and circumstances of each case, including the risks, costs and benefits to Remark Media and its stockholders, the terms of the transaction, and the availability of other sources for comparable services or products, Remark Media’s policy regarding transactions with our officers, directors, principal stockholders and their affiliates is that they may be made on terms no less favorable to Remark Media than could have been obtained from unaffiliated third parties.  All transactions between Remark Media and its officers, directors, principal stockholders and their affiliates must be approved by the Remark Media Audit Committee or a majority of the disinterested directors, and must continue to be on terms no less favorable to Remark Media than could be obtained from unaffiliated third parties.  Any member of the audit committee who is a related person with respect to a transaction under review cannot participate in the deliberations or vote respecting approval or ratification of the transaction.

Contribution Agreements

Pursuant to the terms of two contribution agreements, HowStuffWorks contributed content owned by or licensed to HowStuffWorks to Remark Media by granting to Remark Media a perpetual, fully paid, royalty-free, sublicensable, exclusive license in certain territories.  The content specifically consists of the right to render Chinese and Portuguese translations of, the right to publish or use any or all actual renderings in the translated languages and all such actual renderings of, such licensed and sublicensed content, including derivative works, solely in digital and/or electronic form.  All sublicensed content is subject to the terms, conditions and restrictions set forth in the applicable third party licenses from which the sublicensed content is sublicensed.  HowStuffWorks is the sole and exclusive owner of the licensed content, the applicable third party licensors are the sole and exclusive owners of the applicable sublicensed content and Remark Media is the sole and exclusive owner of the content, subject to HowStuffWorks and its licensors’ rights in the underlying content.

HowStuffWorks also granted to Remark Media  a limited, perpetual, fully paid, royalty-free, non-sublicensable, non-transferable, exclusive license in the territories to (i) use the content solely for purposes of translating it into the translation languages, and (ii) use limited excerpts of the licensed content translated into the translation languages in print format with limited distribution to businesses solely for purposes of marketing, business development, financings and other similar legitimate business purposes, provided that any such limited print excerpts are not distributed publicly.

HowStuffWorks may terminate the licenses in either of the territories upon written notice to Remark Media  if: (i) Remark Media files a petition for bankruptcy or are adjudicated bankrupt; (ii) a petition in bankruptcy is filed against Remark Media and this petition is not dismissed within ninety calendar days; (iii) Remark Media becomes insolvent or make an assignment for the benefit of its creditors or an arrangement for its creditors pursuant to any bankruptcy law; (iv) Remark Media discontinues the business that is covered by either of the contribution agreements; (v) a receiver is appointed for Remark Media or its business; or (vi) Remark Media is in material breach of any of the terms or conditions set forth in either of the contribution agreements, which breach remains uncured 30 days after written notice of such breach from HowStuffWorks so long as such material breach was not caused by any action or inaction of HowStuffWorks, and HowStuffWorks did not prevent or limit our attempts to cure such breach.

Pursuant to the terms of an update agreement, HowStuffWorks will provide all updates (i.e., modifications and new content) to Remark Media for our purchase.  With respect to updated content that Remark Media elects to purchase, HowStuffWorks will grant to Remark Media the same license rights as those granted pursuant to the contribution agreements with respect to any updates to the content licensed pursuant to the contribution agreement for a fee equal to (i) one percent per territory of HowStuffWorks’ fully allocated costs directly attributable to producing the updates purchased by Remark Media and (ii) HowStuffWorks’ actual cost in transferring the purchased updates to Remark Media, plus (iii) five percent of (i) and (ii) above.  Sublicensed content restrictions, ownership rights and termination rights are the same as those granted pursuant to the contribution agreements.  HowStuffWorks may suspend its obligation to provide updates to Remark Media if it fails to pay any update fee for 90 days after such fee was due or if Remark Media becomes insolvent.

Stockholders Agreement

Corporate Governance.   Remark Media and HowStuffWorks have entered into a First Amendment to Amended and Restated Stockholders Agreement.  HowStuffWorks has the right to designate three directors of Remark Media (one of whom shall be an independent director), and HowStuffWorks has the right to designate the chairperson of the Nominating and Governance Committee. HowStuffWorks will have the right to vote in its discretion its shares up to and including 45% of the total outstanding shares of Remark Media as of any applicable record date.  Currently, Scott Booth is the only HowStuffWorks-designated member.

Additional Content.   If Remark Media acquires any rights in any text, images, designs, graphics, artwork or other content (referred to in this prospectus as the additional content), Remark Media will use commercially reasonable efforts to obtain, as a part of such acquisition, (i) the worldwide digital publishing rights to such additional content and (ii) digital publishing rights for HowStuffWorks in respect of such additional content for use outside the territories ((i) and (ii), referred to as the additional rights).  Notwithstanding the foregoing, Remark Media will not be required to pay or be obligated to incur additional fees or costs for additional rights obtained for HowStuffWorks unless HowStuffWorks agrees to bear such additional fees and/or costs.

Non-Competition.   Remark Media agrees that, during the term of the Stockholders Agreement, it will not, and will use its best efforts to cause each of its subsidiaries to not, within the United States, (a) enter into any agreement with, hold any equity or financial interest in, or permit its name or any part thereof to be associated in business with, any person that provides any services or products that compete with any services or products of HowStuffWorks in the United States, or (b) otherwise provide any services or products that compete with any services or products of HowStuffWorks in the United States, except with the prior written consent of HowStuffWorks.

Termination.   The Stockholders Agreement may be terminated by written agreement of all parties with rights under the Stockholders Agreement, or upon the expiration of (i) all rights created pursuant to the Stockholders Agreement and (ii) all applicable statutes of limitations applicable to the enforcement of claims under the Stockholders Agreement, except that Remark Media’s right to participate in other markets transactions and HowStuffWorks’ rights to any additional content will terminate three years after the date of the stockholders agreement.  The rights of HowStuffWorks pursuant to the provisions regarding transfer restrictions and corporate governance will terminate on the date HowStuffWorks beneficially owns less than 10% of Remark Media’s common stock on a fully diluted basis.  The transfer restrictions will terminate upon a change of control of Remark Media or a sale of all or substantially all of its assets.

Registration Rights Agreement

In connection with the INTAC merger of 2007, Remark Media also entered into a registration rights agreement with HowStuffWorks that provides them the right to make three requests to Remark Media to register their shares on Form S-3, and unlimited requests to us to include shares on other registration statements filed by Remark Media . No such requests have been made.

Sharecare Transactions

On October 30, 2009, Remark Media entered into and effectuated a series of transactions with Sharecare, Inc.  As a result of these transactions, Remark Media received an equity stake in Sharecare, sold substantially all of the assets of its Daily Strength subsidiary to Sharecare, agreed to provide management and website development services to Sharecare, and received a limited license to use the Sharecare Web platform for its own businesses.  Additionally, Remark Media issued a promissory note to Sharecare, the majority of which was offset by services Remark Media provided to Sharecare.  Finally, Sharecare assumed certain Daily Strength liabilities, including the earn-out payment of up to $3.525 million under the Merger Agreement by which Remark Media acquired Daily Strength.

The original equity stake represented 20% of the company at the time of purchase.   Subsequent issuances of equity by Sharecare have reduced Remark Media’s ownership percentage in Sharecare to approximately 15.8% at December 31, 2011.

On November 17, 2010, Sharecare completed a sale of its equity securities to its founding stockholders.  Rather than purchase its pro rata share of equity securities offered in the financing, Remark Media purchased an option to purchase at a later date its pro rata share of Sharecare’s equity securities.  Remark Media purchased the option for a percentage of the purchase price of its pro rata share of equity securities offered in the financing which was to expire on July 30, 2011. Remark Media did not exercise the option.

Pursuant to the agreements, Remark Media performed services related to the design, development, hosting and related services necessary to launch and operate the Sharecare website through its direct activities and management of third party vendors.  Remark Media continued to provide services to Sharecare through December 31, 2011, at which time its agreement with Sharecare expired. Remark Media does not expect to provide any further significant development services to Sharecare in 2012.  Under the License Agreement with Sharecare and each of ZoCo 1, LLC, Discovery SC Investment, Inc., Oz Works, L.L.C., and Arnold Media Group, LLC, Sharecare granted each of the other parties to the agreement a perpetual, fully paid, royalty-free, worldwide, non-transferable, non-exclusive quitclaim license to software, programs, business processes and methodologies developed and owned by Sharecare and deployed into production as the technical platform for the Sharecare website, but expressly excluding the “look and feel” elements of the Sharecare website.  The license includes the right to modify and adapt the technology to create derivative works and to use and combine the technology with other products and material.  No more than twice every six months for five years, each licensee may request from Sharecare, and Sharecare will provide and grant a license to the licensee, all then-existing derivative works of the technology Sharecare has developed.  The licensees may not use the licensed technology in or for the benefit of a business involved in the creation, aggregation, archiving, hosting or distribution of health and wellness information and content.  Sharecare granted the license in return for contributions from each of the licensees of assets valuable to Sharecare in the development and launch of its business.

Discovery Communications Services Agreement

In April 2010, Remark Media entered into a services agreement with Discovery Communications, LLC.  Discovery’s subsidiary HowStuffWorks is Remark Media’s largest stockholder.  The parties agreed that Remark Media would provide consulting services to Discovery as described in a statement of work, and any additional statement of work as may be entered into between the parties, in accordance with the specifications, payment schedule and timetable set forth in each statement of work. The agreement continued for 12 months from the effective date of the agreement or until the expiration of the last statement of work, whichever is longer.  Discovery could terminate the agreement without any further obligation to Remark Media in the event of a force majeure which lasts for a period of ten (10) consecutive days or fifteen (15) days in aggregate during any six-month period. The agreement expired on December 31, 2011 and Remark Media has not entered into any new agreements with Discovery for 2012.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives effect to the proposed merger of Remark Media and Banks.com. The merger will be accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the estimated consideration transferred will be allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair value as of the acquisition date. The acquisition date is expected to be the date the merger is consummated or, effective time of the merger. The excess of consideration transferred over the fair value of the assets acquired and liabilities assumed is allocated to goodwill. The consideration transferred used in the pro forma information below is primarily based on the closing price and number of Remark Media common shares outstanding on March 31, 2012. Significant changes in the fair value of Remark Media common shares between the filing of this document and the acquisition date could have a material impact on the consideration transferred and, as a result, the residual amount recognized as goodwill after recognizing the fair values of identifiable assets acquired and liabilities assumed as of the acquisition date. In addition, transactions by either Remark Media or Banks.com such as additional borrowings or stock issuances, including those discussed below, could also have a material impact on the fair values of assets acquired and liabilities assumed at the acquisition date.

The unaudited pro forma condensed combined financial information presented below is based on the historical financial statements of Remark Media and Banks.com, adjusted to give effect to the acquisition of Banks.com by Remark Media. The pro forma adjustments are described in the accompanying notes presented on the following pages.

The unaudited pro forma condensed combined balance sheet as of March 31, 2012 gives effect to the proposed merger as if it occurred on March 31, 2012 and combines the historical balance sheets of Remark Media and Banks.com as of March 31, 2012. The Remark Media and Banks.com balance sheet information were derived from their unaudited balance sheets as of March  31, 2012 included herein. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2012 and for the year ended December 31, 2011 are presented as if the merger was consummated on January 1, 2012, and January 1, 2011, respectively, and combine the historical results of Remark Media and Banks.com for the three months ended March 31, 2012 and the year ended December 31, 2011.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes and is not intended to represent the condensed combined financial position or results of operations in future periods or what the results actually would have been had Remark Media and Banks.com been a combined company during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this proxy statement/prospectus. The unaudited pro forma condensed combined financial information and accompanying notes are qualified by reference to and should be read in conjunction with (i) the historical financial statements and notes thereto for the three months ended March 31, 2012 and for the year ended December 31, 2011 included in Remark Media's Quarterly Report on Form 10-Q for the three months ended March 31, 2012 and its Annual Report on Form 10-K for the year ended December 31, 2011,  respectively, and filed with the Securities and Exchange Commission and also included herein, and (ii) the historical financial statements and notes thereto for the three months ended March 31, 2012 and for the year ended December 31, 2011 included in Banks.com’s Quarterly Report for the three months ended March 31, 2012, and in its Annual Report on Form 10-K for the year ended December 31, 2011, respectively, and filed with the Securities and Exchange Commission and also included herein.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
as of March 31, 2012
(in thousands)

	Remark Historical	Banks.com Historical	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash and cash equivalents	$4,174	$201	$(300)	(a)	$4,075
Prepaid expenses and other current assets	277	418			695

Total current assets	4,451	619	(300)		4,770
Property and equipment, net	597	68			665
Investments in unconsolidated affiliates	2,180	—			2,180
Intangibles and other long-term assets	216	2,197	3,439	(e)	5,852

Total assets	$7,444	$2,884	$3,139		$13,467

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$148	$792	$250	(b)	$1,190
Accrued and other current liabilities	423	431	(106)	(c)	748
Note payable, current portion, net of discount	—	221			221

Total current liabilities	571	1,444	144		2,159
Long-term liabilities:
Note payable	—	384	70	(d)	454
Other long-term liabilities	328	—			328

Total liabilities	899	1,828	214		2,941
Stockholder’s equity:
Preferred stock	—	3	(3)	(a)	—
Common stock	6	26	(26)	)(f)	7
			1	(e)
Additional paid-in-capital	105,524	10,942	(297	)(a)	109,754
			(70	)d)
			(10,575	)(f)
			4,230	(e)
Accumulated other comprehensive income	11	—			11
Accumulated deficit	(98,996)	(9,915)	106	(c)	(99,246)
			(250)	(b)
			9,809	(f)

Total stockholders’ equity	6,545	1,056	2,925		10,526

Total liabilities and stockholders’ equity	$7,444	$2,884	$3,139		$13,467

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
for the Quarter Ended March 31, 2012
(in thousands, except per share amounts)

	Remark Historical	Banks.com Historical	Pro Forma Adjustments		Pro Forma Combined
Revenue	$24	$1,027			$1,051

Operating Expenses	1,498	1,026			2,524

Loss from operations	(1,474)	1			(1,473)

Other income (expense):
Interest expense	(25)	(52)			(77)
Other income, net	3	—			3

Total other expense, net	(22)	(51)			(74)

Net loss before income taxes and losses in equity-method investments	(1,496)	(51)			(1,547)
Income tax benefit (expense)		(62)			(62)
Loss in equity-method investment, net of taxes	(919)	—			(919)
Change of interest gain of equity method investments, net of taxes	2,193				2,193

Net loss	(222)	(113)			(335)
Preferred stock dividends	—	(7)	7	(g)	—
Net loss applicable to common stockholders	$(222)	$(120)			$(335)

Net loss per share applicable to common stockholders—basic and diluted	$(0.04)	$(0.00)			$(0.05)

Weighted average shares used in calculation of basic and diluted net loss per common share	5,775	26,003	(26,003	)(h)	6,478
			703	(h)

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
for the Year Ended December 31, 2011
(in thousands, except per share amounts)

	Remark Historical	Banks.com Historical	Pro Forma Adjustments		Pro Forma Combined
Revenue	$4,992	$4,433			$9,425

Operating Expenses	9,709	12,843			22,552

Loss from operations	(4,717)	(8,410)			(13,127)

Other income (expense):
Interest expense	(123)	(107)			(230)
Other income, net	7	6			13

Total other expense, net	(116)	(101)			(217)

Net loss before income taxes and losses in equity-method investments	(4,833)	(8,511)			(13,345)
Income tax benefit (expense)	95	(1,151)			(1,056)
Loss in equity-method investment, net of taxes	(2,066)	—			(2,066)

Net loss	(6,805)	(9,662)			(16,467)
Preferred stock dividends	—	(39)	39	(i)	—
Net loss applicable to common stockholders	$(6,805)	$(9,701)			$(16,467)

Net loss per share applicable to common stockholders—basic and diluted	$(1.26)	$(0.37)			$(2.69)

Weighted average shares used in calculation of basic and diluted net loss per common share	5,416	25,931	(25,931	)(j)	6,119
			703	(j)

See accompanying notes to the unaudited pro forma condensed combined financial information.

Note 1. Basis of Presentation

On February 26, 2012, the Remark Media and Banks.com entered into an Agreement and Plan of Merger (the Merger Agreement) where Banks.com will become a wholly owned subsidiary of Remark Media. Pursuant to the terms of the Merger agreement, all outstanding shares of Banks.com’s common stock and a warrant to purchase 2,083,333 shares of Banks.com’s common stock will be automatically converted into the right to receive shares of Remark Media’s common stock.  In addition, a convertible promissory note (held by Kimberly and Daniel O’Donnell) will be cancelled, exchanged for and converted into a new promissory note that is not convertible. Finally, the Banks.com’s Series C Preferred Stock and the accrued and unpaid dividends thereon will be automatically converted into the right to receive shares of Remark Media common stock and cash in the aggregate amount of $300,000. Each share of the Remark Media common stock outstanding immediately prior to the effective time will remain outstanding and will not be affected by the Merger.

At the effective time of the merger, Banks.com common and preferred shareholders, the holder of a Banks.com promissory note and the holder of a warrant to purchase 2,083,333 shares of Banks.com common stock will receive in the aggregate between 622,784 and 702,784 shares of Remark Media common stock. The actual number of Remark common shares issued to the Banks.com securityholders may be adjusted downward from 702,784 shares to reflect Banks.com's net working capital immediately prior to the closing of the merger, pursuant to the formula set forth in the Merger Agreement as described in this proxy statement/prospectus under the heading "The Merger Agreement—Merger Consideration and Adjustment".  In no event will the number of shares of Remark Media common stock issued to the Banks.com securityholders be less than an aggregate of 622,784 shares.

Note 2. Estimated Consideration Transferred

The maximum aggregate number of shares of Remark common stock issuable as a result of the Merger shall be 702,784, subject to adjustment based on the Banks.com’s net working capital as of the closing of the Merger. Based on the closing price of $6.02 per share on March 31, 2012, the fair value of such shares was approximately $4.2 million. The estimated consideration transferred of $4.5 million used in the accompanying pro forma financial information primarily consists of the $4.2 million fair value of Remark Media common shares and the $300,000 cash paid to Series C Preferred Stock holders. The estimated consideration transferred consists of the following (in thousands):

Fair value of Remark Media common stock at $6.02 per share	$4,231
Cash consideration	300

Total preliminary estimated purchase price	$4,531

The per share price of Remark Media common stock is subject to change until the acquisition date and, as a result, the estimated consideration transferred and resultant goodwill, if any, will fluctuate. Under the acquisition method of accounting, identifiable assets acquired and liabilities assumed will be recognized and measured at fair value at the acquisition date, with any residual amount from the consideration transferred recognized as goodwill. In the 4th Quarter of 2011, Banks.com conducted a fair value analysis on its assets and liabilities. For purposes of this unaudited pro forma condensed combined financial information,  an estimate of the acquisition date fair values of assets acquired and liabilities assumed, with the residual value recognized as goodwill, is in accordance with Banks.com’s valuation assessment. Upon completion of the Merger, adjustments to asset values are expected to be allocated primarily to intangible assets and goodwill. The principal intangible assets to be acquired relate to Banks.com domains.

A final determination of the estimated consideration transferred and fair value, which cannot be made prior to the acquisition date, will be based on the actual net assets of Banks.com that exist as of the acquisition date. The assets identified and amounts recorded at the acquisition date may differ materially from the information presented in this pro forma financial information as a result of:

•	the fair value of Remark Media common stock at the acquisition date;

•	the final valuation of the tangible and intangible assets of Banks.com, including the domains and licenses;

•	Banks.com net debt (as defined in the Merger Agreement) as of the acquisition date;

•	Banks.com net cash (as defined in the Merger Agreement) as of the acquisition date;

•	the timing of the acquisition date; and

•	other changes in Banks.com’s net assets that occur prior to the acquisition date, which could cause material differences in the information presented herein.

Note 3. Pro Forma Adjustments

The unaudited pro forma condensed combined financial information includes pro forma adjustments to reflect certain adjustments as follows:

(a)	Adjustment to record the cash consideration in the amount of $300,000 to holders of Banks.com Series C Preferred Stock as part of the Merger Agreement and to eliminate Banks.com Preferred Stock;

(b)
Adjustment for non-recurring transaction related expenses, less amounts already incurred as of March 31, 2012. Remark Media and Banks.com will incur certain non-recurring expenses in the Merger. These expenses are reflected in the unaudited pro forma condensed combined balance sheet, but are not reflected in the accompanying unaudited pro forma condensed combined statement of operations because such expenses are directly attributable to the Merger, but are not recurring expenses. Remark Media’s and Banks.com’s non-recurring transaction costs incurred or expected to be incurred subsequent to March 31, 2012 are approximately $250,000;

(c)
Adjustment to reduce the carrying value of accrued liabilities to reflect the elimination of Banks.com accrued dividends associated with its Series C Preferred Stock. As of March 31, 2012, the carrying amount of these accrued dividends was $106,000. Upon closing of the Merger and issuance of common stock, any accrued and unpaid dividends on such preferred stock shall also be deemed satisfied and paid;

(d)
Adjustment to increase the carrying value of notes payable. In the Merger, the Note in the original principal amount of $125,000 will be cancelled, exchanged for and converted into a Banks.com note payable in the principal amount of $125,000. The Warrant and beneficial conversion feature issued in conjunction with the original Note will be cancelled. As this Warrant and beneficial conversion feature were recorded as Original Issue Discount, it will increase the net carrying value by $70,000. This discount was recorded as additional paid in capital in the amount of $55,000 for the common stock warrant issued in connection with the convertible notes payable and $15,000 related to the beneficial conversion feature in connection with the convertible notes payable;

(e)
Adjustment to reflect the issuance of approximately 702,784 shares of Remark Media stock in exchange for all outstanding shares of Banks.com common stock, a warrant to buy Banks.com common stock, and Series C Preferred Stock. The actual number of Remark Media shares to be issued will be adjusted to reflect Banks.com’s working capital at the time of the Merger closing. Upon completion of the Merger, adjustments to asset values are expected be allocated primarily to intangible assets and goodwill. The principal intangible assets to be acquired relate to Banks.com domains;

(f)	Adjustment to eliminate Banks.com’s common stock, additional paid-in capital, and accumulated deficit;

(g)	Adjustment to eliminate preferred stock dividends incurred in the quarter ended March 31, 2012;

(h)
Pro forma combined basic and diluted net loss per share is based on Remark Media historical weighted average common shares outstanding, plus approximately 702,784 of Remark Media common shares to be issued upon consummation of the Merger as if such shares were issued on January 1, 2012. Banks.com shares outstanding will be cancelled in the Merger. The actual number of Remark Media common shares to be issued will be adjusted to reflect Banks.com’s working capital at the closing of the Merger.

(i)	Adjustment to eliminate preferred stock dividends incurred in the year ended December 31, 2011;

(j)
Pro forma combined basic and diluted net loss per share is based on Remark Media historical weighted average common shares outstanding, plus approximately 702,784 of Remark Media common shares to be issued upon consummation of the Merger as if such shares were issued on January 1, 2011. Banks.com shares outstanding will be cancelled in the Merger. The actual number of Remark Media common shares to be issued will be adjusted to reflect Banks.com’s working capital at the closing of the Merger.

DESCRIPTION OF REMARK MEDIA CAPITAL STOCK

The following is a summary of the rights of Remark Media's common stock and preferred stock. This summary is not complete. For more detailed information, see Remark Media's second restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this proxy statement/prospectus is a part.

Common Stock

Remark Media is authorized to issue up to 20,000,000 shares of common stock, $0.001 par value. As of May 24, 2012, Remark Media had 6,415,477 shares of common stock outstanding. Remark Media does not currently have in effect a stockholder rights plan.

Each share of common stock entitles its holder to one vote on all matters to be voted upon by the stockholders. Common stockholders are not entitled to cumulative voting with respect to the election of directors. Subject to the preferences of any outstanding shares of preferred stock, holders of common stock may receive ratably any dividends that Remark Media's Board of Directors may declare out of funds legally available for that purpose. In the event of Remark Media's liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. The common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and nonassessable, and the shares of Remark Media's common stock to be issued under this proxy statement/prospectus will be fully paid and nonassessable.

Preferred Stock

The rights of holders of Remark Media's common stock will be subject to, and may be adversely affected by, the rights of the holders of preferred stock. Remark Media is authorized to issue up to 1,000,000 shares of preferred stock, $0.001 par value, all of which are presently undesignated. No shares of preferred stock are outstanding.  Remark Media currently has no plans to issue any shares of preferred stock.

Under its certificate of incorporation, Remark Media's Board of Directors is authorized generally without stockholder approval to issue shares of preferred stock in one or more series and, in connection with the creation of each such series, to fix the number of shares of such series and designate the powers, preferences and rights of such series, including dividend rights, redemption rights, liquidation preferences, sinking fund provisions, conversion rights and voting rights, any or all of which may be greater than the rights of the common stock. Preferred stock could be issued with terms and conditions that could have the effect of delaying or preventing a hostile takeover attempt, changes of control, or changes in or removal of Remark Media's management, including transactions that are favored by a majority of independent stockholders or in which the stockholders might otherwise receive a premium over the market price of their shares. In addition, the issuance of preferred stock may decrease the amount of earnings and assets available for distribution to Remark Media common stockholders and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Antitakeover Effects of Certain Provisions of Articles of Incorporation, Bylaws and Delaware Law

The following summary of certain provisions of the DGCL and Remark Media's certificate of incorporation and bylaws is not complete. You should read the DGCL and Remark Media's certificate of incorporation and bylaws for more complete information. The business combination provisions of Delaware law, which are discussed below, and the provisions of Remark Media's certificate of incorporation and bylaws that are discussed below could have the effect of discouraging offers to acquire Remark Media and, if any such offer is made, could increase the difficulty of consummating such offer, even if the offer contains a premium price for holders of common stock or otherwise benefits stockholders.

Issuance of Preferred Stock . As noted above, Remark Media's Board of Directors, without stockholder approval, has the authority under its certificate  of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a hostile takeover attempt, changes of control or changes in or removal of Remark Media management, including transactions that are favored by Remark Media stockholders.

Stockholder Meetings . Remark Media's bylaws provide that Remark Media stockholders may not call a special meeting of all stockholders. Additionally, only Remark Media's Board of Directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals . Remark Media's bylaws contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of Remark Media's Board of Directors or a committee thereof. The existence of these advance notification provisions may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, control of our Board of Directors or proposing actions opposed by Remark Media's Board of Directors.

Delaware Takeover Statute . Section 203 of the DGCL provides that a corporation shall not engage in any business combination with any interested stockholder for a period of three years after the business combination (as defined in the DGCL) or transaction which resulted in the person becoming an interested stockholder. The prohibition on business combinations with interested stockholders does not apply in certain cases, including if: (1) the Board of Directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (a) the business combination or (b) the transaction in which the stockholder becomes an interested stockholder; (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (3) the Board of Directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder, approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

For the purpose of Section 203, the DGCL generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (1) owns 15% or more of the outstanding voting stock of the corporation, or (2) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

 Limitations of Liability and Indemnification Matters . Pursuant to Remark Media's articles and bylaws, each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she was a director or officer of Remark Media or who, while an officer or director of Remark Media, is or was serving at Remark Media's request as an director, officer, employee or agent of Remark Media or another company or partnership, joint venture, trust or other enterprise, will be indemnified and held harmless by Remark Media to the fullest extent permitted by Delaware law against all expense, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith. Such indemnification will continue as to a person who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors and administrators. Remark Media has entered into indemnification agreements with each of its directors. The indemnification agreements set out, among other things, the process for determining entitlement to indemnification, the conditions to advancement of expenses, the procedures for directors' enforcement of indemnification rights, the limitations on indemnification, and the requirements relating to notice and defense of claims for which indemnification is sought. These agreements are in addition to the indemnification provided to Remark Media's directors under its articles of incorporation and bylaws in accordance with Delaware law.

Remark Media's certificate of incorporation provides that, to the fullest extent permitted by Delaware law, a director of Remark Media shall not be liable to the corporation or its stockholders for monetary damages for his or her conduct as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

Transfer Agent and Registrar

The transfer agent and registrar for Remark Media's common stock is Computershare LLC.

NASDAQ Capital Market

Remark Media's common stock currently is listed on The NASDAQ Capital Market under the symbol "MARK."

In September 2009, Remark Media received a notice from The NASDAQ Stock Market indicating that it no longer complied with the continued listing requirement that its shares of common stock maintain a minimum closing bid price of $1.00.  In response, Remark Media conducted a reverse stock split and regained compliance with continued listing standards.  In March 2010, Remark Media received a notice from The NASDAQ Stock Market indicating that it was not in compliance with the continued listing requirement that the its publicly held shares, which is calculated by subtracting all shares held by officers, directors or beneficial owners of 10% or more from the total shares outstanding, maintain a minimum market value of $5,000,000.  In July 2010, Remark Media received a notice from The NASDAQ Stock Market indicating that it had regained compliance with this rule.  In April 2011, Remark Media received notification from the NASDAQ Stock Market indicating that it no longer complied with the requirements for continued listing on the NASDAQ Global Market because its stockholders' equity has fallen below $10 million as reported on Remark Media’s Annual Report on Form 10-K for the year ended December 31, 2010.  Remark Media’s stockholders’ equity as of December 31, 2010 was $8,775,882.  Remark Media elected to move its listing to the NASDAQ Capital Market, which allowed it to regain compliance with continued listing requirements. Remark Media is currently in compliance with the standards of the NASDAQ Capital Market.

COMPARISON OF RIGHTS OF HOLDERS OF REMARK MEDIA CAPITAL STOCK AND
BANKS.COM CAPITAL STOCK

Comparative Rights of Shareholders of Banks.com and Stockholders of Remark Media

Upon completion of the merger, the shareholders of Banks.com, whose shareholder rights are currently governed by the FBCA and its amended and restated articles of incorporation and bylaws, which we refer to collectively as the Florida Charter Documents, will become stockholders of Remark Media whose rights will be governed by the DGCL and the second restated certificate of incorporation and second amended and restated bylaws for Remark Media, which we refer to collectively as the Delaware Charter Documents. Copies of the Delaware Charter Documents which will be in effect upon the completion of the merger appear in this proxy statement/prospectus as Annexes E and F.

The approval of the Merger will result in the same number of shares of authorized preferred and common stock of Remark Media as under the current Delaware Charter Documents. Under the current Delaware Charter Documents, the authorized capital consists of 1,000,000 shares of preferred stock, par value $0.001 per share, and 20,000,000 shares of common stock, par value $0.001 per share.

In most respects, the rights of holders of Banks.com common stock will be similar to those of Remark Media. The following summarizes certain aspects of the rights of holders of the Banks.com common stock and the Remark Media common stock, but is not a complete statement of the rights of shareholders under the FBCA and the Florida Charter Documents as compared to the rights of stockholders under the DGCL and the Delaware Charter Documents. This summary is qualified in its entirety by reference to the DGCL and the FBCA.

Florida	Delaware
Standard of Care for Directors
Under the FBCA, directors have a fiduciary relationship to their corporation and its shareholders and, as such, are required to discharge their duties as a director in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner they reasonably believe to be in the best interests of the corporation. In discharging his or her duties, a director may consider such factors as the director deems relevant, including the long-term prospects and interests of the corporation and its shareholders, and the social, economic, legal, or other effects of any action on the employees, suppliers, customers of the corporation or its subsidiaries, the communities and society in which the corporation or its subsidiaries operate, and the economy of the state and the nation.

Under the DGCL, the standards of conduct for directors have developed through written opinions of the Delaware courts. Generally, directors of Delaware corporations are subject to fiduciary duties of care, loyalty and good faith. The duty of loyalty has been said to require directors to refrain from self-dealing and the duty of care requires directors managing the corporate affairs to use that amount of care which ordinarily careful and prudent persons would use in similar circumstances and act on an informed basis after due consideration of the relevant information that is reasonably available. In general, gross negligence has been established as the test for breach of the standard for the duty of care in the process of decision-making by directors of Delaware corporations. Breaching the duty of good faith requires more, for example, intentional dereliction of duty or a conscious disregard of one’s responsibilities. When directors act consistently with their duties of care, loyalty and good faith, their decisions generally are presumed to be valid under the business judgment rule.

Dividends and Other Distributions
Under the FBCA, a company may make a distribution, unless after giving effect to the distribution:

▪ the company would not be able to pay its debts as they come due in the usual course of business; or
▪ the company’s assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

Under the FBCA, a corporation’s redemption of its own common stock is deemed a distribution.

The DGCL permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Also, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation.

Indemnification

The FBCA requires a corporation to indemnify any director, officer, employee or agent of the corporation if such person has been successful on the merits or otherwise in defense of any proceeding, or any claim, issue or matter therein, for expenses actually and reasonably incurred by such person in connection with the proceeding or the person’s defense of the claim, issue or matter. Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate. The indemnification and advancement of expenses provided under the FBCA are not exclusive, and a corporation may enter into an agreement to provide for indemnification; however, no indemnification or advancement of expenses may be made to any person if a judgment or other final adjudication establishes that the person’s actions, or omissions to act, were material to the cause of adjudicated action and constitute:

▪ a violation of criminal law, unless the person had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

▪ a transaction from which the person derived an improper personal benefit;

▪ in the case of a director, an unlawful distribution to shareholders; or

▪ willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation or a shareholder.

Under the FBCA, unless the corporation’s articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the stockholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that:

▪ the indemnitee is entitled to mandatory indemnification, in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses;

▪ the indemnitee is entitled to further indemnification or advancement of expenses, or both, by virtue of the corporation’s exercise of its power to make further indemnification; or

▪ the indemnitee is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether such person met the required standard of conduct.

To the extent Remark Media’s bylaws provide indemnification to directors or officers for liabilities arising under the Securities Act, it is the position of the SEC that such indemnification would be against public policy as expressed in such statute and, therefore, unenforceable.  Remark Media has entered into indemnification agreements with certain executive officers and directors providing indemnification rights and mandating advancement of expenses to the maximum extent permitted by Delaware law.  Remark Media’s bylaws, as discussed below, reflect the broad scope of indemnification under the DGCL. The bylaws provide for indemnification to the fullest extent permitted under the DGCL to any person made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that such person (a) is or was a director or officer of our company or any predecessor company or (b) served any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee, employee or agent at our request.  The bylaws provide that we may grant rights to indemnification, and rights to be paid by Remark Media for expenses incurred in defending any proceeding in advance of its final disposition, to any of Remark Media’s present or former employees or agents to the fullest extent with respect to the indemnification and advancement of expenses of Remark Media’s directors and officers. The right to indemnification includes the right to receive payment of expenses to directors or officers in advance of the final disposition of such proceeding, consistent with applicable law from time to time in effect; provided, however, that if the DGCL requires payment of such expenses in advance of the final disposition of a proceeding, payment shall be made only if such person undertakes to repay us if it is ultimately determined that he or she was not entitled to indemnification.  To the extent Remark Media’s bylaws provide indemnification to directors or officers for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), it is the position of the SEC that such indemnification would be against public policy as expressed in such statute and, therefore, unenforceable.  We have entered into indemnification agreements with our executive officers and directors providing indemnification rights and mandating advancement of expenses to the maximum extent permitted by Delaware law.

Amendment to Charter
The FBCA generally requires approval by a majority of directors and by holders of a majority of the shares entitled to vote on any amendment to a corporation’s articles of incorporation. Also, the amendment must be approved by a majority of the votes entitled to be cast on the amendment by any class or series of shares with respect to which the amendment would create dissenters’ rights. The board of directors must recommend the amendment to the shareholders, unless the board of directors determines that because of conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the shareholders with the amendment.

The DGCL provides that a corporation’s certificate of incorporation may be amended upon adoption by the board of directors of a resolution setting forth the proposed amendment and declaring its advisability, followed by the affirmative vote of a majority of the outstanding shares entitled to vote. It also provides that a certificate of incorporation may provide for a greater vote than would otherwise be required by the DGCL.

Interested Director Transactions
The FBCA provides that a contract or other transaction between a Florida corporation and any of its directors or any entity in which one of its directors or officers is a director or officer or holds a financial interest will not be void or voidable because of such relationship or interest or because that director was present at the meeting of directors which authorized that transaction if:

▪ the fact of the relationship or interest is disclosed or known to the board and the transaction is authorized by a sufficient number of votes when the vote of the interested director is excluded;

▪ the fact of the relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize the contract or transaction; or

▪ the contract or transaction is fair and reasonable to the corporation.

Under the DGCL, specified contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable solely because of such interest if such contract or transaction:

▪ is authorized in good faith by the corporation’s stockholders or a majority of disinterested members of the board (even though less than a quorum) and the material facts of the contract or transaction are disclosed or known; or

▪ was fair to the corporation at the time it was approved.

Business Combination Statutes
Florida does not have a business combination statute like Delaware, but instead has an affiliated transactions statute, described below.
Section 203 of the DGCL limits specified business combinations of Delaware corporations with interested stockholders. Under the DGCL, an “interested stockholder,” defined as a stockholder whose beneficial ownership in the corporation is at least 15% of the outstanding voting securities or an affiliate who owned at least 15% of outstanding voting shares in the last three years, cannot enter specified business combinations with the corporation for a period of three years following the time that such person became an interested stockholder unless:

▪ before such time, the corporation’s board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder;

▪ upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by specified employee stock ownership plans and persons who are both directors and officers of the corporation; or

▪ at or subsequent to such time, the business combination is both approved by the board of directors and authorized at an annual or special meeting of stockholders, not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder.

A corporation may elect in its certificate of incorporation not to be governed by Section 203 of the DGCL.

Florida Affiliated Transactions Statute
This Florida statute defines an “affiliated transaction” as a merger by a Florida corporation with an “interested shareholder,” a sale, lease or other disposition to the interested shareholder of assets of the corporation above a certain threshold, including 5% or more of the fair market value of all of the assets of the corporation, or the issuance or transfer by the corporation of shares of its capital stock having a fair market value equal to 5% of the fair market value of all of the outstanding shares of the corporation to the interested shareholder, adoption of any plan for liquidation or dissolution involving the interested shareholder, any reclassification of securities, or any receipt by the interested shareholder of any loans, guarantees or other financial assistance. An interested shareholder is any person who is a beneficial owner of more than 10% of the outstanding voting shares of the corporation. Beneficial ownership is defined similarly to that defined by the SEC. Generally, the Florida statute requires approval of an affiliated transaction by two-thirds of the voting shares of the corporation other than the shares beneficially owned by the interested shareholder. The statute further provides that a majority of the disinterested directors may approve an affiliated transaction. Also, the statute regulates the amount of cash and other assets to be received by the corporation’s holders of voting securities. Finally, among other limitations, for a specified three-year period during which the interested shareholder has been an interested shareholder, he shall not have received any loans, guarantees or other financial assistance from the corporation.
Delaware does not have an affiliated transactions statute but has a business combination statute, described above.
Dissenter’s Rights
Under the FBCA, shareholders may dissent from, and demand cash payment of, the fair value of their shares in the event of a number of corporate actions including but not limited to:

▪ a merger or consolidation of the corporation, or

▪ a sale or exchange of all or substantially all of a corporation’s assets, including a sale in dissolution.

Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

▪ listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

▪ not so listed or designated, but has at least 2,000 shareholders (including beneficial owners who hold their shares in “street name” through brokers) and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

As a Florida corporation, appraisal rights are available to the Banks.com shareholders since its common stock is not listed on a national exchange.

Under the DGCL, appraisal rights may be available in connection with a statutory merger or consolidation in specified situations.  Appraisal rights are not available under the DGCL for the holders of shares of any class or series of stock which is listed:

▪ on a national securities exchange; or

▪ held of record by more than 2,000 holders.

As a Delaware corporation, the Remark Media stockholders do not have appraisal rights since its common stock is listed on a national securities exchange.

Sequestration of Shares
The FBCA has no comparable provision.	The DGCL provides that the shares of any person in a Delaware corporation may be attached or “sequestered” for debts or other demands.
Financial Statements and Reports to Shareholders
In addition to keeping complete books and records, under the FBCA, and unless modified by resolution of the shareholders within 120 days of the close of each fiscal year, a corporation must furnish its shareholders annual financial statements which may be consolidated or combined statements of the corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of cash flows for that year. If financial statements are prepared for the corporation on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis. If the annual financial statements are reported upon by a public accountant, his or her report must accompany them. If not, the statements must be accompanied by a statement of the president or the person responsible for the corporation’s accounting records. A corporation shall mail the annual financial statements to each shareholder within 120 days after the close of each fiscal year or within such additional time thereafter as is reasonably necessary to enable the corporation to prepare its financial statements if, for reasons beyond the corporation’s control, it is unable to prepare its financial statements within the prescribed period. Thereafter, on written request from a shareholder who was not mailed the statements, the corporation shall mail him or her the latest annual financial statements.

If a corporation indemnifies or advances expenses to any director, officer, employee, or agent otherwise than by court order or action by the shareholders or by an insurance carrier pursuant to insurance maintained by the corporation, the corporation shall report the indemnification or advance in writing to the shareholders with or before the notice of the next shareholders’ meeting, or prior to such meeting if the indemnification or advance occurs after the giving of such notice but prior to the time such meeting is held, which report shall include a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation. If a corporation issues or authorizes the issuance of shares for promises to render services in the future, the corporation shall report in writing to the shareholders the number of shares authorized or issued, and the consideration received by the corporation, with or before the notice of the next shareholders’ meeting.

The DGCL only requires that a corporation allow any stockholder to have the right during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from (i) the corporation’s stock ledger, a list of its stockholders and its other books and records; and (ii) a subsidiary’s books and records, to the extent that the corporation has actual possession and control of such records of such subsidiary or the corporation could obtain such records through the exercise of control over such subsidiary.

Certification of Shares
Under the FBCA, shares may, but need not, be represented by certificates. Unless the articles of incorporation or bylaws provide otherwise, the board of directors of a corporation may authorize the issue of some or all of the shares of any or all of its classes or series without certificates. The authorization does not affect shares already represented by certificates until they are surrendered to the corporation.  Our bylaws as a Florida corporation permit certificated and uncertificated shares.

Under the DGCL the shares of a corporation shall be represented by certificates, provided that the board of directors of a corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares (except that the foregoing shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation).

The above description is not a complete statement of the rights of the shareholders of Banks.com or the stockholders of Remark Media and you should refer to the full text of, and decisions interpreting, Delaware law and Florida law for a complete understanding of your rights. Many provisions of the FBCA and the DGCL may be subject to differing interpretations, and the discussion herein may be incomplete in certain respects. As a result, the discussion contained herein is not a substitute for direct reference to the FBCA and the DGCL.

BANKS.COM’S BUSINESS

References in this section  to “we”, “us” or “our” refer to Banks.com, Inc. and its wholly-owned subsidiaries unless the context specifically states or implies otherwise

Overview

We own and operate Internet media properties including: banks.com, irs.com, filelater.com and mystockfund.com. Our properties provide users with relevant finance-related content and services and provide vendors targeted online advertising opportunities. Through banks.com, we provide access to current financial content, including financial news, business articles, interest-rate tables, stock quotes, stock tracking and financial calculators. We also provide users access to tax related financial services including online tax preparation through irs.com and online tax extensions through filelater.com, a business we acquired in late 2010, as well as online stock brokerage services through mystockfund.com. We believe that focusing our content and services in the high-traffic financial services vertical will allow us to provide our advertisers operating in that vertical access to highly relevant, typed in and search engine optimization (“SEO”) generated traffic. Although search services is a diminishing part of our business, we continue to operate the proprietary search and shopping website, searchexplorer.com, and operated the proprietary website, look.com, until it was sold in October 2011. We generate revenue on these sites primarily through search engine marketing efforts. Also in connection to search services, we operate a premium pay-per-click advertising network known as the InterSearch AdNet.  In addition, we provide Internet technology professional services to Fortune 500 and other companies operating in the financial services sector.

Since changing our name to Banks.com in late 2007, we have shifted our business focus to the high value, financial services vertical. With this shift, we have exited some low margin business lines, such as domain parking, steadily deemphasized our search services business line and have sold the web properties camps.com, summercamp.com, greatcruises.com and look.com,  as we divested ourselves of non-core and non-finance related assets. We have also taken measures to mitigate our reliance on Internet advertising revenue by transitioning toward a multi channel revenue strategy consisting of customer acquisition, proprietary financial services, an expanded direct advertiser base, and third party advertising networks. In connection with our aforementioned change in business strategy, in January, 2008 we acquired the web properties mystockfund.com and mystockfundkids.com, and all of the issued and outstanding securities of MyStockFund Securities, Inc., an online broker/dealer offering a variety of financial services products. In December, 2010, we acquired the online tax extension business, FileLater.com. Acquisitions constitute an important part of our corporate history and our growth strategy.

In addition, we continue to operate the search related website searchexplorer.com, which we monetize through InfoSpace, as well as the InterSearch AdNet . Although these sites and business lines are not a key part of our growth strategy, they continue to be important, but diminishing revenue streams, especially outside of the tax preparation season. We have continued to deemphasize this sector of our business but intend to continue to operate these sites as long as they remain viable.

Recent Developments

Pending Merger Transaction

On February 26, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Remark Media, Inc. (“Remark Media”) where the Company will become a wholly-owned subsidiary of Remark Media (the “Merger”). On June 5, 2012, the Company and Remark Media entered into an amendment to the Merger Agreement to extend its termination date to June 30, 2012. Pursuant to the terms of the Merger Agreement, all outstanding shares of the Company’s common stock and a warrant to purchase 2,083,333 shares of the Company’s common stock will be automatically converted into the right to receive shares of Remark Media’s common stock.  In addition, a convertible promissory note (held by Kimberly & Daniel O’Donnell) will be cancelled, exchanged for and converted into a new promissory note that is not convertible. Finally, the Company’s Series C Preferred Stock and the accrued and unpaid dividends thereon will be automatically converted into the right to receive shares of Remark common stock and cash in the aggregate amount of $300,000. The maximum aggregate number of shares of Remark common stock issuable as a result of the Merger shall be 702,784, subject to adjustment based on the Company’s net working capital as of the closing of the Merger. Each share of the Remark common stock outstanding immediately prior to the effective time will remain outstanding and will not be affected by the Merger.

The consummation of the Merger is subject to certain conditions, including: the approval of the Merger Agreement by the Company’s shareholders; the Company’s net working capital (as of the last calendar day of the month end preceding the closing or, if closing occurs on the last calendar day of the month, on the closing date and estimated 3 business days prior to the closing of the Merger), shall not be less than negative $570,000; if any of the Company’s shareholders indicate that they will assert appraisal rights, such shareholders own less than 5% of all of the Company’s issued and outstanding common stock; Remark Media’s receipt, through the closing of equity financing, of at least $2.0 million of net cash proceeds; Remark Media’s filing of an application for the shares of Remark common stock (issued as merger consideration to the Company’s shareholders) to be listed on the NASDAQ Capital Market; the absence of any injunction or order of any court, arbitrator, mediator, tribunal, administrative agency, or other governmental authority that prohibits, restrains, or makes illegal the completion of the Merger; the receipt of all regulatory consents required to complete the Merger and the expiration of all waiting periods required by law; and the effectiveness of Remark Media’s registration statement on Form S-4 registering the shares of Remark common stock to be issued to the Company’s shareholders in the Merger.

The Merger Agreement contains customary representations and warranties for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for each of the parties to use reasonable best efforts to cause the transactions to be consummated. The Merger Agreement also contains covenants requiring the Company to call and hold a shareholder meeting and recommend adoption of the Merger Agreement, subject to applicable fiduciary duties. The Merger Agreement also requires the Company to, among other things, conduct its business in all material respects in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger. The Company is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to a “fiduciary duty” exception in certain circumstances.

Should the Merger Agreement be terminated, neither party will be required to pay the other party a termination fee or reimburse the other party for its expenses.

In connection with the Merger Agreement, holders of a majority of the voting rights of the Company’s capital stock, including the common stock and Series C Preferred Stock, voting together as a single class, have entered into Stockholders’ Support Agreements pursuant to which they agree to vote their shares of the Company in favor of the Merger at the special meeting of the Company’s shareholders.  Also in connection with the Merger Agreement and as a condition to the closing of the Merger, Daniel O’Donnell will enter into an employment agreement with Remark. The agreement has a one-year term, provides for an annual salary of $200,000 and may be terminated without cause by Remark Media upon payment of salary and accrued benefits and earned bonus, if any, through the date of termination.  The agreement also contains standard noncompete, confidentiality and nonsolicitation provisions.

NYSE Amex Delisting

The Company received notice from NYSE Amex LLC by letter dated June 20, 2011, indicating that the Company was not in compliance with Section 1003(f)(v) of the Exchange’s Company Guide in that the Company’s securities had been selling at a low price per share for a substantial period of time. The Company’s continued listing was predicated on it effecting a reverse stock split of its common stock within a reasonable amount of time, which Exchange had determined to be no later than November 18, 2011.  This deadline for compliance reflected a truncation under Section 1009(h) of the Company Guide, which provides that Staff may truncate the continued listing evaluation and follow-up procedures if a company, within 12 months of the end of a plan period, is again determined to be below continued listing standards.

Then on November 22, 2011, the Company received notice from the Exchange indicating that the Company no longer complied with the Exchange’s continued listing standards due to the low selling price of its common stock, as set forth in Section 1003(f)(v) of the Company Guide and that its securities were, therefore, subject to being delisted from the Exchange.

The Company requested an appeal hearing before a Listing Qualifications Panel (the “Panel”) and the hearing was held on January 19, 2012. On January 23, 2012, the Company was notified by the Exchange that the Panel had affirmed the Exchange’s determination to delist the common stock of the Company, and that trading in its common stock would be suspended on NYSE Amex, with formal delisting to follow. The Company was entitled to request that the full Committee on Securities review the decision of the Panel, although a request for review does not operate as a stay of the Panel’s decision. The Company decided not to request a review of the Panel’s decision.

The Company transitioned trading in its common stock to the OTCQB Marketplace, where its common stock began trading under the “BNNX” symbol on the computerized OTCQB system on January 30, 2012. Operated by OTC Markets Group Inc., the OTCQB is a market tier for OTC traded companies that are registered and reporting with the Securities and Exchange Commission.

Industry Overview

The Internet and Online Commerce

 The Internet continues to develop as a significant global medium for communication, content and commerce and has led to substantial growth in online shopping for goods and services. As use of the Internet to research and purchase products and services increases, businesses are seeking ways to more effectively reach consumers online. As a result, both online and traditional retail businesses are increasingly using the Internet to advertise their products and services.

The advertising industry, and specifically online advertising, is evolving to meet the increasing online demands of both consumers and businesses. We believe the high-traffic financial services vertical reflects one of the most significant growth opportunities in the online advertising industry. We expect to leverage these favorable market trends through our Banks.com network.

Paid Search Advertising

Paid search or pay-per-click advertising displays advertisers’ product and service listings to online consumers in response to their keyword search queries. This feature gives advertisers the ability to target their online advertisements to individuals with specific and immediate interests in their products or services. These pay-per-click listings generally appear in the search results in an order that is based on the amount the advertisers pay for the targeted listing. Because advertisers pay only when an Internet user actually clicks-through on the advertiser’s listing, pay-per-click advertising allows online advertisers to accurately measure the effectiveness and response rates of advertisements and adjust their advertising campaigns accordingly. If necessary, advertisers can change listings rapidly and cost-effectively in response to information, such as consumer behavior, product pricing or product availability. Unlike pay-per-click advertising, traditional forms of advertising, such as television and radio, are not targeted to consumers who have demonstrated an interest in the advertised product or service. In addition, traditional forms of advertising do not permit quick and accurate measurement of their effectiveness. Consequently, we believe that Internet advertising generally, and pay-per-click advertising in particular, will continue to grow as consumers become increasingly confident that they can find comprehensive product information and securely conduct transactions online.

Our Services and Products

Our Internet advertising services are designed to enable advertisers to sell their products and services online to a large base of potential, targeted customers through our distribution network which consists of search engines and selected web properties. We currently provide these services through the continued development of our flagship web property www.banks.com, through which we offer online users an online consumer banking one-stop marketplace built around a domain name that is synonymous with that offering. Users can find information on a broad range of financial products and services, from mortgage rates & providers and financial calculators. On irs.com, users find ready access to tax preparation and other tax related information and services and on filelater.com, users can file online business and personal tax extensions in a matter of minutes. On mystockfund.com, they are offered niche stock brokerage services such as fractional share investing. The Banks.com network of web properties also features a wealth of resources and advice on personal finance topics in a convenient user format. We also provide these types of services for those consumers and advertisers searching for more general goods and services through our search and shopping related website, searchexplorer.com. In addition, through our consultants, we provide professional and technical solutions to the financial services industry through our operating subsidiary InterSearch Corporate Services, Inc.

Internet Advertising Services

By providing consumers access to relevant products and services, in response to their targeted Internet searches, we offer businesses an effective method of driving qualified prospects for their products and services to their websites. We accomplish this by distributing the listings of our advertising network partners and direct advertisers throughout our network of web properties, search engines and traffic partners. Advertisers pay our advertising network partners only when an Internet user clicks-through on the advertisers’ listing. When an Internet user clicks-through on an advertiser’s listing on any of our web properties, our advertising network partner generates revenue that they then share with us.

We also provide direct advertisers with highly motivated and relevant traffic. We typically collect revenue from our direct advertisers based on one of the following three methods: (1) “CPM”, or “cost per thousand impressions,” whereby the direct advertiser pays us for each 1,000 impressions an advertisement appears on one of our web properties; (2) “CPC”, or “cost–per-click,” whereby the direct advertiser pays us each time a user clicks on an advertisement listed on one of our web properties and then redirects the user to the advertisers website; and (3) “CPA”, or “cost per acquisition,” whereby the direct advertiser pays us for each customer who completes a desired action such as registering and/or purchasing goods or services through the advertiser’s website.

In 2007 and 2008, we entered into advertising partnership agreements with InfoSpace, Inc., whereby InfoSpace provides paid search results on various, company owned, web properties.  On December 31, 2011, these agreements automatically renewed for one year. In addition, in 2010, we began utilizing Google’s AdSense for Content and AdSense for Search products on banks.com and irs.com.

Product Offerings

            Banks.com is a financial services portal providing users and subscribers with relevant financial information on the web and provides free tools to assist visitors with financial decision-making. Banks.com is an online consumer finance marketplace aggregating information on a range of products: mortgages, taxes, saving accounts, auto loans, college financing, debt management, retirement, and more. The web property features a wealth of resources and advice on personal finance topics in a convenient user format. Also included on the site is an expansive array of popular financial calculators and a library of useful articles and blogs, providing users with insight into pertinent topics.

Irs.com provides consumers with access to online tax preparation and other tax related information and services, as well as a localized search initiative that allows users to browse a comprehensive directory to identify and compare local tax preparers.

FileLater.com provides taxpayers  with an online platform  to file business and personal  tax extensions with the IRS and receive acknowledgment of that filing from the IRS in a matter of minutes.

MyStockFund.com offers fractional share investing and dollar cost averaging brokerage product that allows investors to build a diversified portfolio in stocks, index funds and bond funds without incurring the high fees and trading costs of traditional brokerage firms.

Search Services

Although we have continued to deemphasize Search Services as a business line and plan to exit it entirely, we continue to operate proprietary search related website, searchexplorer.com. We generate traffic to these sites primarily via search engine marketing efforts and revenue is derived when a consumer clicks on a sponsored search result of either a direct advertiser or an advertiser provided to us by our advertising partners such as InfoSpace. Although not our focus, these websites continue to represent a meaningful, but declining, percentage of our revenue and gross profit throughout the year. In the third and fourth quarters (off season for the U.S. tax industry), these sites represent a substantial majority of our revenue and gross profits.  In addition, we receive varying revenue through our Settlement Agreement with ProStream Media, Inc, et al (“ProStream”) where we receive 50% of ProStream’s net monthly profits, as defined in our Assignment of Profits agreement.

Corporate Services

Through our InterSearch Corporate Services, Inc. subsidiary, we provide technology professional services in the areas of information and Internet technology, staffing and consulting to companies primarily in the financial services industry including Wells Fargo and Fidelity Investments. We endeavor to provide clients with qualified individuals on a contractual basis with the appropriate skills and experience to service their employee resource needs.

Our Advertiser Network

Advertiser listings displayed on our distribution network are derived from our advertising network partners and direct advertisers on certain of our web properties, including, www.banks.com and the InterSearch AdNet.

Our advertising network partners currently consist of leading search providers including InfoSpace, which provides us a comprehensive meta search solution that includes paid results from Google, Yahoo!, Microsoft and Ask.com, Local.com and Business.com. Paid search engines, such as these, partner with us in order to gain access to the users of our network for their advertisers. Access to search requests on our network increases the potential for paid click revenue because their advertisers’ listings are distributed in response to a larger number of search queries. Generally, our arrangements with our advertising network partners provide that we receive a fixed percentage of their advertising revenue per paid click. In the year ending December 31, 2011, InfoSpace was our largest advertising network partner and represented a material, but shrinking, portion of our revenue.

Our Distribution Network

Our distribution network consists of our web properties and search engines, including,  banks.com  ,  irs.com  , searchexplorer.com  and the  InterSearch AdNet  . When a consumer initiates an Internet search on one of our web properties, we deliver relevant listings from our advertising network partners and our direct advertisers.

In most cases, when a user clicks on one of these advertisements, we receive a pay-per-click fee. During the year ended December 31, 2011, we received approximately 21 million paid clicks from our distribution network, as compared to approximately 72 million for the year ended December 31, 2010. This decrease was a result of the reduced emphasis on the search services business, and we essentially exited this business in the first quarter of 2012.  During the year ended December 31, 2011, we serviced approximately 14,000 online tax preparation customers compared to 2,000 in the year ended December 31, 2010. This increase was primarily attributable to the fact that we sold much of this advertising inventory to a major online tax preparation service in 2010. We also serviced approximately 15,000 online tax extension customers during the year ended December 31, 2011 compared to 4,500 in 2010. This increase was attributable to our acquisition of Filelater.com in 2010.  Any increase in customer acquisitions will come at the expense of paid advertiser clicks and vice versa, but we believe a multi channel revenue strategy of customer acquisitions, in addition to Internet advertising, will allow us to build a more sustainable long term business model. Therefore, future comparisons of the number of paid clicks we generate year over year may not be a reliable measure of the overall success of our business when viewed in isolation.

Internet users can navigate our web properties in various ways, including direct navigation. For example, an online user who is specifically interested in obtaining information about finance-related goods and services may arrive at one of our web properties via direct navigation through the web address bar of their Internet browser. Once the user has arrived at the web property they will find relevant product listings and information. As the user finds relevant information and clicks on a particular listing, we typically receive a pay-per-click fee, which we call a paid click, or we may share in revenues generated by the sponsored listing.

Information Technology and Systems

We strive to maintain technologies that are compatible with and/or compliment the systems used by our advertising and distribution network partners. By utilizing open standards it allows us to maintain open connectivity amongst heterogeneous networks. We rely on our proprietary technology platform combined with commercially available technology from industry-leading providers to deliver real-time customer support and interactive reporting for our advertising and distribution network partners. We employ Open Source Software (OSS) technologies and products distributed by various companies and organizations. We also utilize commercially available technologies and products.

Our technology platform enables us to rapidly deliver listings from our advertising network partners in response to search requests by Internet users made in our distribution network. Our technology is designed to gather information from multiple data points and compile the results according to a proprietary set of rules that we have developed. Each query or click-through from our distribution network is subject to a filtering process in order to minimize costs and to improve advertiser return on investment by minimizing such things as double-clicks and other illegitimate click-throughs. Our technology incorporates an accounting system that provides our advertising and distribution network partners with the information they need to manage their relationships with us.

We rely upon third parties to provide hosting services, including hardware support and service, and network coordination. Our servers are configured for high availability and large volumes of Internet traffic and are located in leased third-party facilities. Back-end databases make use of redundant servers and data storage arrays. We also have standby servers that provide for additional capacity as necessary. The facilities housing our servers provide redundant HVAC, power and Internet connectivity and are SAS 70 Type II certified.

We continue to build and innovate additional functionality to attempt to meet the quickly evolving demands of the marketplace. The cost of developing our technology solutions is included in the overall cost structure of our services and is not separately funded by any individual advertisers or distribution network partners.

Competition

Internet Advertising Services

Despite the anticipated growth possibilities, the Internet advertising market is expected to remain intensely competitive and has been negatively impacted by the recent economic downturn. We believe that the principal competitive factors in our market are the quality and volume of our organic traffic, the quality and effectiveness of our search engine marketing efforts, network size, revenue sharing arrangements, services, convenience, relevant content, accessibility, customer service, quality of search tools, reliability and speed of fulfillment of paid search listings across the Internet infrastructure. While not of the scale of many in our industry, we believe we are well positioned to compete in our industry based on the size and quality of our organic traffic flow and our search engine marketing infrastructure. This coupled with an ongoing strategy of providing relevant and quality content makes us an attractive alternative financial destination for Internet users. Nearly all of our competitors have longer operating histories, larger distribution networks, greater brand recognition and significantly greater financial, marketing and other resources than we do. Although we partner with some of the most predominant search engines to provide paid search results on our distribution networks, we also compete with those search engines for Internet search traffic. Our primary competitors in the Internet advertising and financial services spaces include BankRate, TheStreet.com, TurboTax, TaxAct, H&R Block, Yahoo!, Google, Bing, Ask.com and Marchex. In addition, we believe that more competitors will enter into the online media and paid search advertising market. The Internet industry continues to experience consolidation, including the acquisitions of online media sites and companies offering paid search services. Industry consolidation may result in larger, more established and well-financed competitors with a greater focus on paid search services. If this trend continues, we may be unable to compete in these markets and our financial results may suffer.

Additionally, larger companies such as Google and Microsoft may implement policies and/or technologies into their search engines or software that make it less likely that consumers will reach, or execute searches on, our distribution network. If we are unable to successfully evolve and compete against current and future competitors or if our current advertising network partners choose to rely more heavily on their own distribution networks in the future, our operating results will be adversely affected.

We are also affected by the competition among destination websites that reach users or customers of search services. In light of our decision to primarily focus on the financial services vertical of online advertising, we currently compete for Internet advertising revenues with the personal finance sections of general interest sites such as Bankrate.com, Yahoo! Finance, and TheStreet.com. While thousands of smaller outlets are available to customers, several large media and search engine companies, such as AOL, Google, Microsoft through Bing and Yahoo!, through its subsidiaries, dominate online user traffic. The online search industry continues to experience consolidation of major media sites and search engines, which has the effect of increasing the negotiating power of these parties in relation to smaller providers. The major destination websites and distribution providers may have leverage to demand more favorable contract terms, such as pricing, renewal and termination provisions. Due to increasing revenue charge backs from our advertising network partners in our non tax-related search business, we have significantly reduced our search engine marketing efforts, and essentially exited this business in the first quarter of 2012.

Financial Services

The online financial services market continues to evolve rapidly and we expect it to remain highly competitive. Our MyStockFund subsidiary competes with full commission, discount and online brokerage firms. Some of these competitors provide Internet trading and banking services, investment advisor services, touchtone telephone and voice response banking services, electronic bill payment services and a host of other financial products. Our tax preparation and tax extension businesses compete with the much larger firms such as Intuit and H&R Block. Almost all of our competitors have longer operating histories and greater resources than we do and offer a wider range of financial products and services. Most have greater name recognition, greater market acceptance and larger customer bases. In recent years, the financial services industry has become more concentrated, as companies involved in a broad range of financial services have been acquired, merged or have declared bankruptcy. In the aftermath of the financial crisis of 2008, this trend accelerated considerably, as a significant number of U.S. financial institutions consolidated, were forced to merge, or received substantial Government assistance. These developments could result in our remaining competitors having greater capital and other resources, such as the ability to offer a broader range of products and services.

We believe we can continue to attract customers by appealing to retail investors in the niche of fractional share investing by providing them with low-cost, easy to use online investing platform where they can buy fractions of a share of most common stocks on a regular investing schedule. We also believe we can continue to attract customers to our tax preparation and tax extension sites through traffic originated from irs.com and by virtue of our strong rankings in the organic listings of the major search engines. We also face intense competition in attracting and retaining qualified employees. Our ability to compete effectively in financial services will depend upon our ability to attract new employees and retain and motivate our existing employees while efficiently managing compensation related costs.

Intellectual Property

When necessary, we seek to protect our intellectual property through existing laws and regulations, as well as through contractual restrictions. We rely on trademark, patent and copyright law, trade secret protection and confidentiality and license agreements with our employees, customers, partners and others to protect our intellectual property.

Our technologies involve a combination of proprietary rights, owned and developed by us, commercially available software and hardware elements that are licensed or purchased by us from various providers and public domain software. We continue to develop additional technologies to update, replace or supplement our technology platform. We may seek to protect these additional rights through patent applications and trade secret enforcement.

Government Regulation

Like many companies, we are subject to existing and potential government regulation. There are, however, comparatively few laws or regulations specifically applicable to Internet businesses. Accordingly, the application of existing laws to Internet businesses, including ours, is unclear in many instances. There remains significant legal uncertainty in a variety of areas, including, but not limited to: user privacy, the use of Internet domain names, the positioning of sponsored listings on search results pages, defamation, taxation, the provision of paid search advertising to online gaming sites, the legality of sweepstakes, promotions and gaming sites generally, and the regulation of content in various jurisdictions. Compliance with federal laws relating to the Internet and Internet businesses may impose upon us significant costs and risks, or may subject us to liability if we do not successfully comply with their requirements, whether intentionally or unintentionally.

The application of new and existing laws and regulations to the Internet or other online services could also have a material adverse effect on our business, prospects, financial condition and results of operations. Several federal laws that could have an impact on our business have already been adopted. The Digital Millennium Copyright Act is intended to reduce the liability of online service providers for listing or linking to third party web properties that include materials that infringe copyrights or rights of others. Because we do not meet the safe harbor requirements of the Digital Millennium Copyright Act, we could be exposed to copyright actions, which could be costly and time-consuming. The Children’s Online Privacy Protection Act is intended to restrict the distribution of certain materials deemed harmful to children and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children from Sexual Predators Act requires online services providers to report evidence of violations of federal child pornography laws under certain circumstances. The foregoing legislation may impose significant additional costs on our business or subject us to additional liabilities, if we were not to comply fully with their terms, whether intentionally or not. We intend to fully comply with the laws and regulations that govern our industry, and we employ internal resources and incur outside professional fees to establish, review and maintain policies and procedures to reduce the risk of noncompliance.

The acquisition of Internet domain names generally is governed by Internet regulatory bodies, predominantly the Internet Corporation for Assigned Names and Numbers (ICANN). The regulation of Internet domain names in the United States and in foreign countries is subject to change. ICANN and other regulatory bodies could establish additional requirements for previously owned Internet domain names or modify the requirements for holding Internet domain names.

Privacy concerns relating to the disclosure of consumer financial information have drawn increased attention from federal and state governments. For example, the IRS generally prohibits the use or disclosure by tax return preparers of taxpayers’ information without the prior written consent of the taxpayer. In addition, other regulations require financial service providers to adopt and disclose consumer privacy policies and provide consumers with a reasonable opportunity to “opt-out” of having personal information disclosed to unaffiliated third-parties for marketing purposes. Although we have procedures to protect against identity theft, breaches of our clients’ privacy may occur. To the extent the measures we have taken prove to be insufficient or inadequate, we may become subject to litigation or administrative sanctions, which could result in significant fines, penalties or damages and harm to our brand and reputation. In addition, changes in these federal and state regulatory requirements could result in more stringent requirements and could result in a need to change business practices, including how information is disclosed. Establishing systems and processes to achieve compliance with these new requirements may increase costs and/or limit our ability to pursue certain business opportunities.

We post our privacy policy and practices concerning the use and disclosure of any user data on our web properties and our distribution applications. Any failure by us to comply with posted privacy policies, Federal Trade Commission requirements or other domestic or international privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies that could potentially harm our businesses, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the United States Congress and various state legislative bodies regarding privacy issues related to our businesses. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could harm our business through a decrease in user registrations and revenue. These decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before users can utilize our services.

There are a growing number of legislative proposals before Congress and various state legislatures regarding privacy issues related to the Internet generally, and some of these proposals apply specifically to paid search businesses and ownership rights of Internet domain properties. We are unable to determine if and when such legislation may be adopted. If certain proposals were to be adopted, our business could be harmed by increased expenses or lost revenue opportunities, and in other unforeseen ways.

We anticipate that new laws and regulations affecting us will be implemented in the future. Those new laws, in addition to new applications of existing laws, could expose us to substantial liabilities and compliance costs.

In addition, because our services are available over the Internet in multiple states, certain states may claim that we are required to qualify to do business in such state. Currently, we are qualified to do business only in the States of Florida, California, and Pennsylvania. Our failure to qualify to do business in a jurisdiction where we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in these jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business could harm our business and results of operations.

As part of our initiative to make www.banks.com a preferred destination for personal finance and consumer banking information and services, we have focused our efforts on enhancing the content and usability of the site. In January 2008, we acquired MyStockFund Securities, Inc., a broker-dealer registered with the SEC and in all 50 states, the District of Columbia, and Puerto Rico, and a member of a self-regulatory organization, the Financial Industry Regulatory Authority (“FINRA”). Broker-dealers are subject to federal and state laws and regulations covering all aspects of the securities business, including sales and trading practices, securities  offerings, publication of research reports, use of customers’ funds and securities, minimum net capital requirements, record-keeping and retention, anti-money laundering, privacy laws, and the conduct of their directors, officers, employees and other associated persons. Violations of the federal and state laws and regulations governing a broker-dealers actions could result in civil and criminal liability and administrative liability in the form of censures, fines, the issuance of cease-and-desist orders, revocation of licenses or registrations, the suspension or expulsion from the securities industry of such broker-dealer or its officers or employees, or other similar consequences by both federal and state securities administrators.

 Employees

We continued reducing our employee headcount throughout 2011 and as a result as of March 30, 2012, we had 10 employees. This number includes employees of our MyStockFund subsidiary, as well as the billable consultants in our professional services group, InterSearch Corporate Services. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Properties

     Our corporate headquarters are currently located at 425 Market Street, Suite 2200, San Francisco, CA 94105. We are parties to a service agreement with HQ Global Workplaces, LLC, ("Regus") whereby we share the use of its facility. Pursuant to a renewal of the services agreement, effective March 1, 2012 through May 31, 2012, our services payments are $2,332 per month.

Legal Proceedings

     We are subject to routine litigation arising in the normal course of business from time to time. Beginning in November 2009, we were involved in legal proceedings which were settled during 2010. Although the results of litigation and claims cannot be predicted with certainty, we do not believe the results of such litigation would have a material adverse effect on our business, financial condition or results of operations. However, should such litigation arise, defending such proceedings could be costly and may result in the diversion of management's attention.

BANKS.COM’S MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 Statement Regarding Forward—Looking Statements

When reading this section of this proxy statement/prospectus it is important that you also read the financial statements and related notes thereto. This proxy statement/prospectus, including the sections entitled “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and certain information incorporated herein by reference contain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this proxy statement/prospectus, other than statements that are purely historical, are forward-looking statements and are based upon management’s present expectations, objectives, anticipations, plans, hopes, beliefs, intentions or strategies regarding the future. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Forward-looking statements in this proxy statement/prospectus include, without limitation: (1) projections of revenue, earnings, capital structure and other financial items, (2) statements of our plans, objectives, and intentions, (3) statements regarding the capabilities, capacities, and expected development of our business operations, (4) statements of expected future economic performance, and (5) assumptions underlying statements regarding us or our business.

It is important to note that our actual results could differ from information included in such forward looking-statements for many reasons, including those described below and in the section of this proxy statement/prospectus  entitled “RISK FACTORS -- Risks Related to Banks.com’s Business”.

The risks described in this proxy statement/prospectus are not the only risks facing our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or operating results. We do not undertake, and expressly disclaim, any obligation to update this forward-looking information, except as required under applicable law.

Overview

We review our operations based on both our financial results and non-financial measures. Our primary source of revenue is our Internet advertising services; although we continue to seek to expand our other revenue we derive from sources such as online tax preparation, tax extension and stock brokerage services. For our Internet advertising services we review revenue-per-click and cost-per-click. When an Internet user clicks-through on a sponsored listing through our distribution network, our arrangements with our advertising network partners and direct advertisers provide that we receive a fixed percentage of their related advertising revenue. A further significant reduction in click-throughs or in advertising network partners exerting significant pricing pressures on us would have a material adverse effect on our results of operations. Our largest direct expense is traffic acquisition costs, which consist primarily of Internet advertising costs. We have been substantially reducing our activity in the online search and advertising business and essentially exited the business in the first quarter of 2012.  We are continuing our search engine optimization efforts and increasing page yield through better monetization as a result of insight gained through our proprietary analytics. We are also taking advantage of the absence of traffic acquisition costs associated with generating our own Internet traffic..

We currently depend, and expect to continue to depend for the foreseeable future, upon a relatively small number of advertising network partners and direct advertisers for a significant percentage of our revenues. InfoSpace represented 29% of our total 2011 revenue, although they represented only 4% of our revenue in the first quarter of 2012. While these percentages will vary quarter to quarter, we plan to continue our efforts to mitigate our reliance on the revenue we derive from InfoSpace. We evaluate our business by measuring our total number of paid clicks, as well as other metrics related to customer acquisitions such as number of new customers and length of time we retain existing customers.

In 2011, we received approximately 21 million paid clicks from our distribution network, as compared to approximately 72 million for the year ended December 31, 2010. In 2011, we serviced approximately 15,000 online tax preparation customers compared to 2,000 in 2010. This increase was primarily attributable to the fact that we sold much of this advertising inventory to a major online tax preparation service in 2010. We also serviced approximately 14,000 online tax extension customers in the year ended December 31, 2011 compared to 4,500 in 2010. This increase was attributable to our acquisition of Filelater.com in 2010.  For the 2012 tax season, we opted to emphasize selling our advertising inventory to direct advertisers in lieu of a customer acquisition strategy and marketing our white label tax preparation service. Historically, the revenue derived through our customer acquisition efforts generally results in higher revenue-per-click and margins in the long term due to year-over-year retention of customers we acquire.  In the short term, however, our customer acquisition efforts typically have an adverse effect on revenue-per-click.  Depending on business conditions, we have employed one or both strategies in past tax seasons and will likely continue to employ one or both strategies during future tax seasons.  For the 2012 tax season, we contracted with a direct advertiser for our tax preparation advertising inventory.  Any increase in customer acquisitions will come at the expense of paid advertiser clicks and vice versa, but we believe a multi channel revenue strategy of customer acquisitions, in addition to Internet advertising, will allow us to build a more sustainable long-term business model. Therefore, future comparisons of the number of paid clicks we generate year over year may not be a reliable measure of the overall success of our business when viewed in isolation.

During 2009, we expanded the number of relationships with advertising network partners. Although only a nominal percentage of our 2009 revenues, this business line represented 23% of our revenue in 2011 compared to 13% in 2010. We plan to maintain our distribution network while maintaining a high quality of traffic by continuing to exclusively enter into agreements with partners who have existing tier one search relationships with providers such as: Google, Yahoo and/or Bing.

Our financial performance was negatively impacted by a series of revenue charge backs totaling $605,000 in 2011 and $610,000 in 2010, and $40,000 for the three months ended March 31, 2012. As a result, we have been significantly reducing our search engine marketing efforts and reassessing our strategy for this business line and essentially exited this business in the first quarter of 2012. We had previously made the strategic decision to align our cost structure so that it does not rely on these search marketing efforts. In addition, staff reductions and attrition have significantly reduced our overall employee headcount. We have also continued to reduce other SG&A expenses in an effort to better align our cost structure.

In late 2010, we acquired the online tax extension business, Filelater.com, as a complimentary business to irs.com. This acquisition included an existing client base, technology platform and a niche, tax extension related, domain portfolio. We believe we are well positioned to become a dominant player in the largely untapped market for online tax extensions.

Recent Developments

Pending Merger Transaction

On February 26, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Remark Media, Inc. (“Remark Media”) where the Company will become a wholly-owned subsidiary of Remark Media (the “Merger”). On June 5, 2012, the Company and Remark Media entered into an amendment to the Merger Agreement to extend its termination date to June 30, 2012. Pursuant to the terms of the Merger Agreement, all outstanding shares of the Company’s common stock and a warrant to purchase 2,083,333 shares of the Company’s common stock will be automatically converted into the right to receive shares of Remark Media’s common stock.  In addition, a convertible promissory note (held by Kimberly & Daniel O’Donnell) will be cancelled, exchanged for and converted into a new promissory note that is not convertible. Finally, the Company’s Series C Preferred Stock and the accrued and unpaid dividends thereon will be automatically converted into the right to receive shares of Remark common stock and cash in the aggregate amount of $300,000. The maximum aggregate number of shares of Remark common stock issuable as a result of the Merger shall be 702,784, subject to adjustment based on the Company’s net working capital as of the closing of the Merger. Each share of the Remark common stock outstanding immediately prior to the effective time will remain outstanding and will not be affected by the Merger.

The consummation of the Merger is subject to certain conditions, including: the approval of the Merger Agreement by the Company’s shareholders; the Company’s net working capital (as of the last calendar day of the month end preceding the closing or, if closing occurs on the last calendar day of the month, on the closing date and estimated 3 business days prior to the closing of the Merger), shall not be less than negative $570,000; if any of the Company’s shareholders indicate that they will assert appraisal rights, such shareholders own less than 5% of all of the Company’s issued and outstanding common stock; Remark Media’s receipt, through the closing of equity financing, of at least $2.0 million of net cash proceeds; Remark Media’s filing of an application for the shares of Remark common stock (issued as merger consideration to the Company’s shareholders) to be listed on the NASDAQ Capital Market; the absence of any injunction or order of any court, arbitrator, mediator, tribunal, administrative agency, or other governmental authority that prohibits, restrains, or makes illegal the completion of the Merger; the receipt of all regulatory consents required to complete the Merger and the expiration of all waiting periods required by law; and the effectiveness of Remark Media’s registration statement on Form S-4 registering the shares of Remark common stock to be issued to the Company’s shareholders in the Merger.

The Merger Agreement contains customary representations and warranties for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for each of the parties to use reasonable best efforts to cause the transactions to be consummated. The Merger Agreement also contains covenants requiring the Company to call and hold a shareholder meeting and recommend adoption of the Merger Agreement, subject to applicable fiduciary duties. The Merger Agreement also requires the Company to, among other things, conduct its business in all material respects in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger. The Company is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to a “fiduciary duty” exception in certain circumstances.

Should the Merger Agreement be terminated, neither party will be required to pay the other party a termination fee or reimburse the other party for its expenses.  In connection with the Merger Agreement, holders of a majority of the voting rights of the Company’s capital stock, including the common stock and Series C Preferred Stock, voting together as a single class, have entered into Stockholders’ Support Agreements pursuant to which they agree to vote their shares of the Company in favor of the Merger at the special meeting of the Company’s shareholders.  Also in connection with the Merger Agreement and as a condition to the closing of the Merger, Daniel O’Donnell will enter into an employment agreement with Remark. The agreement has a one-year term, provides for an annual salary of $200,000 and may be terminated without cause by Remark Media upon payment of salary and accrued benefits and earned bonus, if any, through the date of termination.  The agreement also contains standard noncompete, confidentiality and nonsolicitation provisions.

NYSE Amex Delisting

The Company received notice from NYSE Amex LLC by letter dated June 20, 2011, indicating that the Company was not in compliance with Section 1003(f)(v) of the Exchange’s Company Guide in that the Company’s securities had been selling at a low price per share for a substantial period of time. The Company’s continued listing was predicated on it effecting a reverse stock split of its common stock within a reasonable amount of time, which Exchange had determined to be no later than November 18, 2011.  This deadline for compliance reflected a truncation under Section 1009(h) of the Company Guide, which provides that Staff may truncate the continued listing evaluation and follow-up procedures if a company, within 12 months of the end of a plan period, is again determined to be below continued listing standards.

Then on November 22, 2011, the Company received notice from the Exchange indicating that the Company no longer complied with the Exchange’s continued listing standards due to the low selling price of its common stock, as set forth in Section 1003(f)(v) of the Company Guide and that its securities were, therefore, subject to being delisted from the Exchange.

The Company requested an appeal hearing before a Listing Qualifications Panel (the “Panel”) and the hearing was held on January 19, 2012. On January 23, 2012, the Company was notified by the Exchange that the Panel had affirmed the Exchange’s determination to delist the common stock of the Company, and that trading in its common stock would be suspended on NYSE Amex, with formal delisting to follow. The Company was entitled to request that the full Committee on Securities review the decision of the Panel, although a request for review does not operate as a stay of the Panel’s decision. The Company decided not to request a review of the Panel’s decision.

The Company transitioned trading in its common stock to the OTCQB Marketplace, where its common stock began trading under the “BNNX” symbol on the computerized OTCQB system on January 30, 2012. Operated by OTC Markets Group Inc., the OTCQB is a market tier for OTC traded companies that are registered and reporting with the Securities and Exchange Commission.

Seasonality

Our quarterly results have fluctuated in the past and will continue to do so in the future due to seasonal fluctuations in the level of Internet usage and our online tax related businesses. Our reliance on revenues generated through our ownership of the Internet domain irs.com and filelater.com will further cause our revenues to be largely seasonal in nature, with peak revenues occurring during the U.S. tax filing season of January through April. Therefore, our first and second quarter results should not be viewed as indicative of anticipated results for the entire fiscal year.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these audited financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 to our audited consolidated   financial statements appearing at the end of this report for the year ended December 31, 2011.

 RESULTS OF OPERATIONS - Three Months Ended March 31, 2012, Compared to Three Months Ended March 31, 2011

The following table sets forth information for the three months ended March 31, 2012 and 2011 derived from our unaudited condensed consolidated financial statements which, in the opinion of our management, reflect all adjustments, which are of a normal recurring nature, necessary to present such information fairly (dollars in thousands).

	Three Months Ended March 31,
	2012		2011
Statements of Operations Data:
Revenues	$1,027	100%	$1,943	100%

Operating expenses:
Traffic acquisition costs	136	13	552	28
Depreciation and amortization	135	13	423	22
Sales and marketing	55	6	171	9
General and administrative	546	53	652	34
Costs related to pending merger transaction	154	15	-	-

Total operating expenses	1,026	100	1,798	93

Income from operations	1	-	145	7
Interest expense	(52)	(5)	(35)	(2)

(Loss) income before income taxes	(51)	(5)	110	5
Income tax expense	(62)	(6)	(49)	(2)

Net (loss) income	(113)	(11)	61	3

Preferred stock dividends	(7)	(1)	(7)	-

Net (loss) income available to common stockholders	$(120)	(12)%	$54	3%

Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011

Revenues. Revenues were $1 million for the three months ended March 31, 2012 compared to $1.9 million for the same period in 2011. The 47% decrease was primarily attributable to a decrease in search related advertiser revenue that resulted from a reduction in our search engine marketing efforts and exiting the search business.

Traffic Acquisition Costs. Traffic acquisition costs were $136,000 for the three months ended March 31, 2012 compared to $552,000 for the same period in 2011. The 75% decrease was primarily attributable to a reduction in our search engine marketing efforts due to our decision to substantially reduce our emphasis on, and exit, the search business, which resulted in a greater percentage of our revenues being derived from higher margin, organic traffic, which has no associated traffic acquisition costs.

Depreciation and Amortization.  Depreciation and amortization decreased to $135,000 for the three months ended March 31, 2012 from $423,000 for the same period in 2011. The 68% decrease was primarily attributable to the impairment of the irs.com domain name recorded in the fourth quarter of 2011, and the sale of the look.com domain name in October of 2011.

Sales and Marketing. Sales and marketing expense was $55,000 for the three months ended March 31, 2012 compared to $171,000 for the same period in 2011. The 68% decrease was due primarily to a decrease in sales commission and salary expenses resulting from a year over year reduction in employee headcount.

General and Administrative. General and administrative expenses decreased to $546,000 for the three months ended March 31, 2012 from $652,000 for the same period in 2011. The 16% decrease is due primarily to the reduction in employee headcount and in other general and administrative expenses we initiated in the fourth quarter of 2010, and have continued to date, to better align our cost structure with our reduced emphasis and reliance on our search business.

Costs Related to Pending Merger Transaction. Costs related to pending merger transaction were $154,000 for the three months ended March 31, 2012 compared to zero for the same period in 2011. This was due to costs incurred in connection with the Merger Agreement described above, which we entered into in the first quarter of 2012.

Interest Expense. Interest expense was $52,000 for the three months ended March 31, 2012 compared to $35,000 for the same period in 2011. The increase was primarily due to our issuance of a convertible promissory note in December of 2011.

Income Tax Expense.  Income tax expense was $62,000 for the three months ended March 31, 2012 compared to $49,000 for the same period in 2011. Pretax loss was $51,000 for the three months ended March 31, 2012 compared to pretax income of $110,000 for the same period in 2011. In 2011, any differences from the statutory federal income tax rate are a result of state taxes and permanent tax differences, such as stock compensation and an income tax valuation allowance where management believed that a tax benefit was more likely than not to be realized. In 2012, any deferred tax benefit related to the 2012 loss was offset by an equal increase in the deferred tax asset valuation allowance, and an additional valuation allowance was recorded against deferred tax assets previously recognized resulting in income tax expense.

Net (Loss) Income.  Net loss available to common stockholders for the three months ended March 31, 2012 was $120,000, or zero per basic and diluted share, compared to net income of $54,000, or zero per basic and diluted share, for the same period in 2011. This decrease was primarily attributable to a reduction in revenues, and an increase in costs due to the pending merger transaction described above.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have primarily financed our operations through internally generated funds, debt financing, and the use of our line of credit when available. We have engaged in private sales of our common stock and debt financing in order to fund the purchase price of some of our acquisitions. As of March 31, 2012, we had $201,000 in cash compared to $112,000 at December 31, 2011. As of March 31, 2012, we had a working capital deficit of $825,000 compared to a working capital deficit of $781,000 on December 31, 2011. We generated $117,000 in operating cash flow during the three months ended March 31, 2012, compared to $96,000 for the same period in 2011.

On December 7, 2010, we entered into a sale-leaseback arrangement with Domain Capital, LLC, (“Domain Capital”), consisting of an agreement to assign the domain name, Banks.com, to Domain Capital in exchange for $600,000 in cash and a lease agreement to lease back the domain name from Domain Capital for a five year term. At the same time, the parties also entered into an Exclusive Option to Purchase whereby Domain Capital granted us an option to purchase the Banks.com domain name for a nominal amount at the end of the lease. The lease agreement was effective as of the close of the assignment of the domain name and provides for monthly rent payments of $14,274. The lease agreement provides for customary events of default, including, among other things, nonpayment, failure to comply with the other agreements in the lease agreement within certain specified periods of time, and events of bankruptcy, insolvency and reorganization. We may pre-pay the balance of the lease payments at any time by paying to Domain Capital the pre-payment amount as described in the lease agreement, provided that if certain events of default have occurred and are continuing, we must exercise our right to pre-pay within 15 days following our receipt of notice of such default from Domain Capital and must also pay any then outstanding lease payments. The capital lease obligation had a balance of $489,000 at March 31, 2012, of which approximately $105,000 is classified in current liabilities with the remainder being classified as long term debt.

On December 21, 2010, we issued an unsecured promissory note in the amount of $100,000 (the “Note”) to our Chief Executive Officer, Daniel M. O’Donnell, and his wife, Kimberly L. O’Donnell, pursuant to which they loaned such amount to us. The Note bears interest commencing December 1, 2010, at the following rates: 20.00% per annum during the first six month period (December 2010 – May 2011); 15.00% per annum during the second six month period (June – November 2011); and 17.50% per annum during the third six month period (December 2011 – May 2012). Commencing December 31, 2010 and ending May 31, 2011, we must make monthly payments of approximately $1,667, consisting solely of accrued interest on the outstanding principal amount of the Note. On May 31, 2011, a principal payment of $25,000 was due and paid. During the period commencing June 1, 2011 and ending May 31, 2012, we must make monthly principal payments averaging approximately $4,167 plus accrued interest on the outstanding principal amount of the Note. On May 31, 2012, the remaining unpaid principal balance of the Note will be due and payable. The Note had a balance of $33,895 at March 31, 2012, which is classified in current liabilities.

On December 28, 2011, we entered into a financing transaction (the “Transaction”) with our Chief Executive Officer, Daniel O’Donnell, and his wife, Kimberly O’Donnell pursuant to which we issued and sold to them in a private placement a convertible promissory note in the principal amount of $125,000 (the “Convertible Note”) and a warrant (the “Warrant”) to purchase an aggregate of 2,083,333 shares of our common stock. The aggregate gross proceeds to us from the Transaction were $125,000, excluding any proceeds from the exercise of the Warrant.

The Convertible Note bears interest commencing December 28, 2011 at the rate of 10.0% per annum. All outstanding principal of and accrued interest on the Convertible Note shall be due and payable on June 26, 2012. If the Convertible Note remains unpaid from and after the maturity date, the Convertible Note may be converted into shares of common stock at a conversion price of $0.04 per share, in whole or in part, at any time at the option of the holder(s) of the Convertible Note, subject to approval of our shareholders, if required. If, while any principal of or accrued interest on the Convertible Note is outstanding, we enter into any consolidation or merger whereby we are not the surviving or continuing corporation or upon the sale of all or substantially all of our assets, for consideration to us (or our shareholders) of less than $0.04 per share (the “Sales Price”), then, at the election of the holder(s) of the Convertible Note, we shall pay to such holders within 30 days of the consummation of any such transaction, an amount equal to $0.04 per share less the Sales Price multiplied by 3,125,000 shares (subject to adjustment for stock splits, dividends and combinations, recapitalizations and the like), provided that such payment shall not exceed $125,000. The foregoing payment is in addition to any outstanding principal or accrued interest owed to the holder(s) pursuant to the Convertible Note. We may elect to prepay all or any portion of the Convertible Note without penalty upon 30 days advance written notice to the holder(s) of the Convertible Note, provided that such holder(s) may convert the Convertible Note during such period. The Convertible Note contains various events of default, such as failing to timely make any payment under the Convertible Note when due, which may result in all outstanding obligations under the Convertible Note becoming immediately due and payable. The Note had a balance of $82,240, net of discount, at March 31, 2012, which is classified in current liabilities.

We continually review our capital requirements to ensure that we have sufficient funding available to support our anticipated levels of operations, obligations and growth strategies. We believe cash flow will be sufficient to fund anticipated levels of operations for the next 12 months. In the event our cash flow becomes insufficient to fund our ongoing operations, we anticipate utilizing a line of credit, if available, selling non-core assets or alternatively, raising new equity and/or debt capital. We have been exploring various strategic alternatives culminating in our recent agreement, described previously under “Overview – Pending Merger Transaction”. We are incurring substantial expenses in connection with this transaction, and if we are unable to complete the transaction, achieve sufficient cash flows from operations, or obtain adequate financing from lenders, our ability to continue normal business operations may be substantially limited.

Cash Flows for the Three Months Ended March 31, 2012

Net cash provided by operating activities for the three months ended March 31, 2012 was $144,000 consisting primarily of net loss of $113,000 increased by depreciation and amortization of $135,000 and an increase in accounts payable and accrued liabilities of $91,000, partially offset by an increase in accounts receivable of $32,000 and a decrease in deferred revenue of $20,000.

Net cash used in investing activities for the three months ended March 31, 2012 of $18,000 was for the purchase of computer software.

Net cash used in financing activities for the three months ended March 31, 2012 of $37,000 was for payments of notes payable.

Cash Flows for the Three Months Ended March 31, 2011

Net cash provided by operating activities for the three months ended March 31, 2011 was $96,000 consisting primarily of net income of $61,000, increased by depreciation and amortization of $423,000, offset by an increase in accounts receivable of $421,000.

Net cash used in investing activities for the three months ended March 31, 2011 of $5,000 was for the purchase of computer hardware.

Net cash used in financing activities for the three months ended March 31, 2011 of $126,000 was primarily attributable to a reduction of $106,000 in our revolving line of credit.

Consolidated Results of Operations

The following table sets forth information for the years ended December 31, 2011 and 2010, derived from our consolidated financial statements (dollars in thousands, except per share data).

	Year Ended December 31,
	2011	2010

Revenues	$4,433	$9,549
Operating expenses:
Traffic acquisition costs	1,611	4,021
Depreciation and amortization	1,571	1,714
Sales and marketing	524	1,049
General and administrative	2,484	3,878
Impairment of domains	6,653	-

Total operating expenses	12,843	10,662

Loss from operations	(8,410)	(1,113)
Gain on legal settlement	-	224
Other gain	6	-
Interest expense	(107)	(385)
Loss before income taxes	(8,511)	(1,274)
Income tax (expense) benefit	(1,151)	330

Net loss	$(9,662)	$(944)

Preferred stock dividends	(39)	(30)

Net loss available to common stockholders	$(9,701)	$(974)

Net loss per common share available to common stockholders:
Basic	$(0.37)	$(0.04)
Diluted	$(0.37)	$(0.04)

Weighted average common shares outstanding
Basic	25,931,361	26,093,681
Diluted	25,931,361	26,093,681

The following table sets forth our operating results as a percentage of revenue for the periods indicated:

	Year Ended December 31,
	2011	2010

Revenues	100%	100%

Operating Expenses:
Traffic acquisition costs	36	42
Depreciation and amortization	35	18
Sales and marketing	12	11
General and administrative	56	41
Impairment of domains	150	-

Total operating expenses	289	112

Loss from operations	(189)	(12)
Gain on legal settlement	-	2
Other gain	-	-
Interest expense	(2)	(4)

Loss before income taxes	(191)	(14)
Income tax (expense) benefit	(26)	4

Net loss	(217)	(10)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues.  Revenue decreased 54% to $4.4 million for the year ended December 31, 2011 from $9.5 million for the year ended December 31, 2010. This decrease was primarily attributable to advertising network partner charge backs and a decrease in search related advertiser revenue that resulted from a reduction in our search engine marketing efforts.

Traffic acquisition costs.  Traffic acquisition costs decreased 60% to $1.6 million for year ended December 31, 2011 from $4.0 million for the year ended December 31, 2010. This decrease was primarily attributable to a reduction in our search engine marketing efforts resulting from our decision to substantially reduce our emphasis and reliance on our search business, which also resulted in an increase in gross profit margin due to higher margin tax related business representing a greater portion of our revenue.

Depreciation and amortization.  Depreciation and amortization decreased 8% to $1.6 million for the year ended December 31, 2011 from $1.7 million for the year ended December 31, 2010. The decrease was primarily attributable certain assets being fully depreciated in 2010.

Sales and marketing.  Sales and marketing expense decreased to $524,000 for the year ended December 31, 2011 from $1 million for the year ended December 31, 2010. This decrease was mainly attributable to a decrease in sales commission and salary expenses.

General and administrative.  General and administrative expenses decreased to $2.5 million for the year ended December 31, 2011 from $3.9 million for the year ended December 31, 2010. This decrease is due primarily to the reduction in personnel headcount and in other general and administrative expenses we initiated in the fourth quarter of 2010 to better align our cost structure with our reduced emphasis and reliance on our search business.

Impairment of domains. In 2011, the Company recorded impairment charges totaling $6.7 million on its domain names, look.com , and irs.com .   In management’s opinion, the fair value of the domain name, irs.com, no longer exceeded the carrying value of the asset resulting in an impairment charge of $6.6 million. The impairment charge of $63,000 recorded on the look.com domain name represents the difference between the sale price of the look.com domain name and the carrying value of the asset at the time of the sale in October 2011.

Gain on legal settlement.  In 2010, the Company entered into a Settlement Agreement of a lawsuit, resulting in the transfer of 622,673 shares of Company common stock to the Company as part of the settlement, resulting in a gain on legal settlement of $224,000.   Included in general and administrative expenses were legal expenses that offset the gain.

Other gain.  In 2011, the Company recorded a gain of $6,000 on the sale of miscellaneous office furniture and computer equipment.

Interest expense.  Interest expense was $107,000 for the year ended December 31, 2011 compared to $385,000 for the year ended December 31, 2010. The decrease was primarily due to the paying off the remaining principal balance on our notes payable in March, 2010.

Income taxes. In 2011 the Company recorded a valuation allowance of $1.2 million against deferred tax assets previously recognized resulting in income tax expense of $1.2 million for the year ended December 31, 2011, compared to an income tax benefit of $330,000 for the year ended December 31, 2010. Pretax loss was $8.5 million for the year ended December 31, 2011 compared to a pretax loss of $1.3 million for the year ended December 31, 2010. In 2010, any differences from the statutory federal income tax rate are a result of state taxes and permanent tax differences, such as stock compensation and an income tax valuation allowance where management believed that a tax benefit was more likely than not to be realized.

Net loss.  Net loss available to common stockholders for the year ended December 31, 2011 was $9.7 million or $.37 per basic and diluted share compared to net income of $974,000 or $.04 per basic and diluted share for the year ended December 31, 2010. This decrease was primarily attributable to impairment charges recorded on the Company’s domain names.

 Liquidity and Capital Resources

Since inception, we have primarily financed our operations through internally generated funds and the use of our line of credit. We have engaged in private sales of our common stock and debt financing in order to fund the purchase price of some of our acquisitions. As of December 31, 2011, we had $112,000 in cash compared to $107,000 at December 31, 2010. As of December 31, 2011, our current liabilities exceeded our current assets resulting in a working capital deficit of $781,000 compared to a working capital deficit of $555,000 on December 31, 2010.

We generated a negative $239,000 in operating cash flow during 2011.  Our liquidity was negatively impacted by a series of revenue charge backs totaling $605,000. As such, the company completed the transactions described below to improve its liquidity position.

On October 24, 2011, we completed the sale of the domain name, look.com, to Quidsi Inc., pursuant to the terms of the Domain Name Transfer Agreement between the parties dated October 18, 2011. The purchase price of $400,000 was payable to the Company upon successful completion of transfer of the domain name to the Buyer.

On December 28, 2011, we entered into a financing transaction with the Company’s Chief Executive Officer, Daniel O’Donnell, and his wife, Kimberly O’Donnell (collectively, the “Purchasers”), pursuant to which the Company issued and sold to the Purchasers in a private placement a convertible promissory note in the principal amount of $125,000 and a warrant to purchase an aggregate of 2,083,333 shares of the Company’s common stock, par value $.001 per share. The offer and sale of the note and the warrant in the Transaction were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, as the offering was not a public offering. The aggregate gross proceeds to us from the Transaction were $125,000, excluding any proceeds from the exercise of the Warrant.  The exercise price of the Warrant is $0.06 per share (subject to adjustment for stock splits, dividends and combinations, recapitalizations and the like). The Warrant is exercisable on or after December 28, 2011 and expires on December 28, 2016.

The Convertible Note bears interest commencing December 28, 2011 at the rate of 10.0% per annum. All outstanding principal of and accrued interest on the Convertible Note shall be due and payable on June 26, 2012. If the Convertible Note remains unpaid from and after the maturity date, the Convertible Note may be converted into shares of common stock at a conversion price of $0.04 per share, in whole or in part, at any time at the option of the holder(s) of the Convertible Note, subject to approval of our shareholders, if required. If, while any principal of or accrued interest on the Convertible Note is outstanding, we enter into any consolidation or merger whereby we are not the surviving or continuing corporation or upon the sale of all or substantially all of our assets, for consideration to us (or our shareholders) of less than $0.04 per share (the “Sales Price”), then, at the election of the holder(s) of the Convertible Note, we shall pay to such holders within 30 days of the consummation of any such transaction, an amount equal to $0.04 per share less the Sales Price multiplied by 3,125,000 shares (subject to adjustment for stock splits, dividends and combinations, recapitalizations and the like), provided that such payment shall not exceed $125,000. The foregoing payment is in addition to any outstanding principal or accrued interest owed to the holder(s) pursuant to the Note. We may elect to prepay all or any portion of the Convertible Note without penalty upon 30 days advance written notice to the holder(s) of the Convertible Note, provided that such holder(s) may convert the Convertible Note during such period. The Convertible Note contains various events of default, such as failing to timely make any payment under the Convertible Note when due, which may result in all outstanding obligations under the Convertible Note becoming immediately due and payable.

On December 7, 2010, we entered into a sale-leaseback arrangement with Domain Capital, LLC, (“Domain Capital”) consisting of an agreement to assign the domain name, banks.com, to Domain Capital in exchange for $600,000 in cash and a Lease Agreement to lease back the domain name from Domain Capital for a five year term. At the same time, the parties also entered into an Exclusive Option to Purchase whereby Domain Capital granted us an option to purchase the banks.com domain name for a nominal amount at the end of the lease. The lease agreement was effective as of the close of the assignment of the domain and provides for monthly rent payments of $14,274. The lease agreement provides for customary events of default, including, among other things, nonpayment, failure to comply with the other agreements in the lease agreement within certain specified periods of time, and events of bankruptcy, insolvency and reorganization. We may pre-pay the balance of the lease payments at any time by paying to Domain Capital the pre-payment amount as described in the lease agreement, provided that if certain events of default have occurred and are continuing, we must exercise our right to pre-pay within 15 days following its receipt of notice of such default from Domain Capital and must also pay any then outstanding lease payments.

On December 21, 2010, we issued an unsecured promissory note in the amount of $100,000 (the “Note”) pursuant to which our Chief Executive Officer, Daniel M. O’Donnell, and his wife, Kimberly L. O’Donnell loaned such amount to us. The Note bears interest commencing December 1, 2010, at the following rates: 20.00% per annum during the first six month period (December 2010 – May 2011); 15.00% per annum during the second six month period (June – November 2011); and 17.50% per annum during the third six month period (December 2011 – May 2012).

Commencing December 31, 2010 and ending May 31, 2011, we made monthly payments of approximately $1,667, consisting solely of accrued interest on the outstanding principal amount of the Note. On May 31, 2011, a principal payment of $25,000 was due and paid on the Note. During the period commencing June 1, 2011 and ending May 31, 2012, we must make monthly principal payments averaging approximately $4,167 plus accrued interest on the outstanding principal amount of the Note. On May 31, 2012, the remaining unpaid principal balance of the Note shall be due and payable. The Note is unsecured and subordinated to all of our existing and future indebtedness to Silicon Valley Bank (“SVB”).

As of December 31, 2011, we had no capital lease commitments, with the exception of the sale-leaseback arrangement with Domain Capital previously described above. We had no operating lease commitments at December 31, 2011.

In March 2010, we established a $2.5 million revolving line of credit with SVB for a term of one year. This agreement was executed and effective on March 3, 2010 and initially funded on March 5, 2010 and the proceeds were utilized to retire the outstanding principal balance of approximately $1.92 million on our senior debt. Under the terms of the Agreement with SVB (the “Loan Agreement”) may advance funds to us to finance certain Eligible Accounts (as defined in the Loan Agreement). When SVB makes an advance, the Eligible Account becomes a Financed Receivable (as described in additional detail in the Loan Agreement). The aggregate face amount of all Financed Receivables outstanding at any time under the Loan Agreement may not exceed $3,125,000 (the “Facility Amount”). An amendment to the Loan Agreement on November 24, 2010, among other things, decreased the Facility Amount to $1,250,000. On March 2, 2011, the term of the Loan Agreement was extended to April 1, 2011, at which point the facility terminated, and the facility amount decreased to $175,000. As of March 31, 2011, we had no balance on our revolving line of credit with SVB.

We continually review our capital requirements to ensure that we have sufficient funding available to support our anticipated levels of operations, obligations and growth strategies. We believe cash flow will be sufficient to fund anticipated levels of operations for the next twelve months. In the event our cash flow becomes insufficient to fund our ongoing operations, we anticipate utilizing a line of credit, if available, selling non-core assets or alternatively, raising new equity and/or debt capital.  We have been exploring various strategic alternatives culminating in our recent agreement, described previously under “Recent Developments – Pending Merger Transaction”. We are incurring substantial expense in connection with this transaction, and if we are unable to complete the transaction, achieve sufficient cash flows from operations, or obtain adequate financing from lenders, our ability to continue normal business operations may be substantially limited.

Cash flows for the year ended December 31, 2011

Net cash used by operating activities for the year ended December 31, 2011 was $239,000 consisting primarily of a net loss of $9.7 million increased by impairment of domains of $6.7 million, depreciation and amortization of $1.6 million, deferred income taxes of $1.1 million, and a decrease in accounts receivable of $377,000, partially offset by a $307,000 decrease in accounts payable.

Net cash provided by investing activities for the year ended December 31, 2011 of $360,000 was primarily from the sale of the look.com domain name.

Net cash used in financing activities for the year ended December 31, 2011 of $116,000, was mainly attributable to a decrease in notes payable of $140,000 through payment of principal and repayment of the line of credit of $106,000.

Cash flows for the year ended December 31, 2010

Net cash provided by operating activities for the year ended December 31, 2010 was $1.6 million consisting primarily of a net loss of $944,000 increased by depreciation and amortization of $1.7 million, stock compensation of $208,000, and a decrease in accounts receivable of $1.4 million, partially offset by a $244,000 decrease in accounts payable and deferred income tax benefits of $317,000.

Net cash used in investing activities for the year ended December 31, 2010 of $256,000 was primarily for the acquisition of FileLater.com.

Net cash used in financing activities for the year ended December 31, 2010 of $1.5 million, was mainly attributable to a decrease in notes payable of $2.2 million through payment of principal, offset by loan proceeds of $700,000.

LEGAL MATTERS

The validity of the shares of Remark Media common stock being offered hereby will be passed on by Greenberg Traurig, LLP.  Greenberg Traurig, LLP will also deliver opinions as to certain federal income tax consequences of the merger. See the section entitled "Material United States Federal Income Tax Consequences" in this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Remark Media as of December 31, 2011 and for the year ended December 31, 2011 included  in this proxy statement/prospectus of Remark Media, Inc. have been so included in reliance on the report of Cherry, Bekaert & Holland, L.L.P., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Remark Media, Inc. as of December 31, 2010 and for the year ended December 31, 2010 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Banks.com, Inc. as of December 31, 2011 and 2010, and for the years ended December 31, 2011 and 2010 included in this proxy statement/prospectus of Remark Media, Inc., have been so included in reliance on the report of Burr Pilger Mayer, Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Remark Media and Banks.com file annual, quarterly, current and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Remark Media or Bamks.com files at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site that contains annual, quarterly, current and special reports, proxy statements and other information regarding issuers that file electronically with the SEC, including Remark Media and Banks.com, at http://www.sec.gov.

As of the date of this proxy statement/prospectus, Remark Media has filed a registration statement on Form S-4 to register with the SEC the Remark Media common stock that Banks.com shareholders will be entitled to receive in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Remark Media, as well as a proxy statement of Remark Media for its special shareholder meeting.

Remark Media has supplied all information contained in this proxy statement/prospectus relating to Remark Media, and Banks.com has supplied all information contained in this proxy statement/prospectus relating to Banks.com.

If you would like to request documents from Remark Media or Banks.com, please send a request in writing or by telephone to either Remark Media or Banks.com at the following address:

Requests for documents relating to Remark Media should be directed to::	Requests for documents relating to Banks.com should be directed to:

Corporate Secretary	Corporate Secretary
Remark Media, Inc. Six Concourse Parkway Suite 1500 Atlanta, GA (770) 821-6670	Banks.com, Inc 425 Market Street Suite 2200 San Francisco, CA 94105 (415) 962-9700

You should rely only on the information contained in this proxy statement/prospectus to vote your shares at the Banks.com special meeting of shareholders. Neither Remark Media nor Banks.com has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated ____________, 2012. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of shares of Remark Media common stock in the merger shall create any implication to the contrary.

Information on Websites

Information on any Banks.com or Remark Media website is not part of this proxy statement/prospectus and you should not rely on that information in deciding whether to approve any of the proposals described in this proxy statement/prospectus.

OTHER MATTERS

Shareholder Proposals

Shareholder proposals to be considered for inclusion in the proxy statement and form of proxy relating to Remark Media's 2012 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act must be submitted in writing to Remark Media's corporate secretary at its principal executive offices and received no later than August 20, 2012. The submission of a shareholder proposal does not guarantee that it will be included in Remark Media's proxy statement.

In addition, Remark Media's restated bylaws require an eligible shareholder who wishes to submit a qualified proposal for consideration at an annual meeting of shareholders to provide written notice to our corporate secretary in the manner required by the restated bylaws, not fewer than 60 nor more than 90 days prior to the first anniversary of the date of the preceding year’s annual meeting (or, if Remark Media provides less than 70 days' notice or prior public disclosure of the date of such meeting, not later than 10 days after the earlier of the date Remark Media mails its notice or the date Remark Media make its public disclosure).

Remark Media reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

HOUSEHOLDING OF PROXY MATERIALS

In accordance with notices previously sent to many shareholders who hold their shares through a broker, bank, or other holder of record and share a single address, only one proxy statement/prospectus is being delivered to that address unless contrary instructions from any Banks.com shareholder at that address were received. This practice, known as "householding," is intended to reduce our printing and postage costs. However, any such street name shareholder residing at the same address who wishes to receive a separate copy of this proxy statement/prospectus may request a separate copy by contacting the bank, broker or other holder of record of their shares, by contacting Banks.com by telephone at (415) 962-9700, or writing to Corporate Secretary, Banks.com, Inc., 425 Market Street, Suite 2200, San Francisco, CA 94105.

INDEX TO REMARK MEDIA, INC. CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2012 AND DECEMBER 31, 2011 (UNAUDITED)	159
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)	160
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)	161
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	163

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.) CONSOLIDATED BALANCE SHEETS
REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.) CONSOLIDATED STATEMENTS OF OPERATIONS
REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.) CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.) CONSOLIDATED STATEMENTS OF CASH FLOWS

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For supplemental quarterly financial information, see Note 14, Quarterly Financial Data (unaudited), of the Notes to Consolidated Financial Statements.

REMARK MEDIA, INC. and SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Expressed in U.S. Dollars)

	March 31, 2012	December 31, 2011

Assets

Current assets
Cash and cash equivalents	$4,174,076	$1,531,502
Trade accounts receivable, net	17,524	21,730
Trade accounts receivable due from affiliates	-	302,129
Prepaid expenses and other current assets	258,698	393,989
Total current assets	4,450,298	2,249,350

Property and equipment, net	597,283	364,386
Investment in unconsolidated affiliate	2,179,727	905,852
Licenses to operate in China	100,000	100,000
Intangibles	16,429	16,429
Other long-term assets	100,000	100,000
Total assets	$7,443,737	$3,736,017

Liabilities and Stockholders’ Equity

Current liabilities
Accounts payable	$148,226	$93,806
Advances from shareholder	85,745	85,745
Accrued expenses and other current liabilities	336,930	547,569
Total current liabilities	570,901	727,120

Long-term liabilities
Deferred tax liability	25,000	25,000
Other long-term liabilities	302,500	290,714
Total Liabilities	898,401	1,042,834

Commitments and contingencies	-	-

Stockholders’ equity
Preferred stock, $0.001 par value; 1,000,000 shares authorized, none issued	-	-
Common stock, $0.001 par value; 20,000,000 shares authorized, 6,383,072 and 5,422,295 issued and outstanding at March 31, 2012 and December 31, 2011, respectively	6,383	5,422
Additional paid-in-capital	105,523,453	101,444,780
Accumulated other comprehensive income	11,148	16,881
Accumulated deficit	(98,995,648)	(98,773,900)
Total stockholders’ equity	6,545,336	2,693,183
Total liabilities and stockholders’ equity	$7,443,737	$3,736,017

The accompanying notes are an integral part of these condensed consolidated financial statements

REMARK MEDIA, INC. and SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
(Expressed in U.S. Dollars)

	Three Months Ending March 31,
	2012	2011

Operating revenue
Brands	$24,111	$36,477
Content and platform services to affiliates	-	1,509,597
Total revenue	24,111	1,546,074

Cost of services	-	1,075,874

Gross margin	24,111	470,200

Operating expenses
Selling, general and administrative expenses (including stock- based compensation expense of $229,183 and $222,665 in 2012 and 2011, respectively)	1,472,774	1,609,087
Depreciation and amortization expense	25,467	68,267
Total operating expenses	1,498,241	1,677,354

Loss from operations	(1,474,130)	(1,207,154)

Other income (expense)
Interest (expense)	(24,684)	(11,195)
Other income (expense)	3,191	(4,182)
Total other expense	(21,493)	(15,377)

Loss before income taxes and gain (loss) from equity-method investments	(1,495,623)	(1,222,531)
Proportional share in loss of equity-method investments, net of taxes	(918,880)	-
Change of interest gain of equity-method investments, net of taxes (Note 3)	2,192,755	(430,717)

Net loss	$(221,748)	$(1,653,248)

Net loss per share
Net loss per share, basic and diluted	$(0.04)	$(0.31)

Basic and diluted weighted average shares outstanding	5,775,289	5,388,289

Comprehensive loss
Net loss	$(221,748)	$(1,653,248)
Net change in cumulative transaction adjustment, net of tax	(5,733)	1,890

Total comprehensive loss	$(227,481)	$(1,651,358)

The accompanying notes are an integral part of these condensed consolidated financial statements

REMARK MEDIA, INC. and SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Expressed in U.S. Dollars)

	Three Months Ending March 31,
	2012	2011

Cash flows from operating activities:
Net cash used in operating activities	$(943,781)	$(754,694)
Cash used in operating activities	(943,781)	(754,694)

Cash flows from investing activities:
Purchases of property, equipment and software	(256,999)	(198,913)
Cash used in investing activities	(256,999)	(198,913)

Cash flows from financing activities:
Proceeds from issuance of equity securities	4,251,500	-
Stock issuance costs	(401,049)	-
Debt Issuance Costs	-	(20,000)
Cash provided (used in) financing activities	3,850,451	(20,000)

Net change in cash and cash equivalents:	2,649,671	(973,607)
Impact of foreign currency translation on cash	(7,097)	1,890
Cash and cash equivalents at beginning of period	1,531,502	4,843,893
Cash and cash equivalents at end of period	$4,174,076	$3,872,176

	Three Months Ending March 31,
	2012	2011

Supplemental disclosure of cash flow information

Other non-cash financing and investing activities
Debt issuance costs in the form of warrants	$-	$128,104
Stock issuance costs in the form of warrants	$133,567	$-

The accompanying notes are an integral part of these condensed consolidated financial statements

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

1.  DESCRIPTION OF BUSINESS

Mission

Our mission is to provide digital experiences that deliver content and foster connections so engaging and dynamic as to inform, entertain and inspire the world. Our fundamentals for immersive digital experiences include: compelling content that fuels engagement, clean and intelligent organization and dynamic presentation that promotes content discovery, and intuitive discussion capabilities that generate content sharing and meaningful conversation.

Who We Are

Remark Media, Inc., formerly HSW International, Inc., (“Remark Media” or the “Company”) is a global digital media company incorporated in Delaware and headquartered in Atlanta, with additional operations in New York, Beijing and São Paulo. The Company is comprised of two distinct and complementary segments: “Brands” and “Content and Platform Services”.

Remark Media is listed on The NASDAQ Capital Market and is currently in compliance with its listing standards.  The Company transferred its listing from The NASDAQ Global Market on May 31, 2011.

Brands

Our Brands segment consists of next-generation digital media properties that we develop, own and operate.  The segment presently includes our translated and localized editions of HowStuffWorks.com in China and Brazil, and our personal finance destination, “DimeSpring”. Additionally, the digital media businesses we acquire through the expected Banks.com Merger will become a part of our Brands segment. See “Banks.com Merger” below.

Content and Platform Services

Our Content and Platform Services segment provides third-party clients with content, design, and development services for their websites as well as advisory services and custom technology solutions. We also offer licensing of our proprietary web publishing and social media platforms. Our digital architects, developers and designers aim to construct a seamless connection between content and technology to create solutions that build consumer awareness, promote content engagement and foster brand-customer interactions.  Our prospective client base includes leading media and entertainment companies as well as Fortune 500 brands and boutique businesses. Engagements under the Content and Platform segment included the development and launch of the Dr. Oz website (http://doctoroz.com) for Sharecare (http://www.sharecare.com) and the development and launch of Curiosity Online for Discovery Communications (http://www.curiosity.com).

Funding and Liquidity Considerations

On February 27, 2012, the Company entered into definitive equity financing agreements with accredited and institutional investors to raise funds in the amount of $4.25 million through a private placement. In connection with the transaction, the Company issued to investors common stock priced at $4.50 per share. Investors also received warrants to acquire shares of common stock at an exercise price of $6.81 per share, in the amount of 25% of the number of shares of common stock that the investors purchased. On February 29, 2012, the Company received $4.25 million in cash and issued to the investors a total of 944,777 shares of common stock and warrants to acquire an additional 236,194 shares of common stock. The Company also paid a placement agent fee of 7% of the proceeds of the offering, approximately $0.3 million, and issued a three-year warrant to the placement agent to purchase up to an aggregate of 35,429 shares of Common Stock at an exercise price of $7.46 per share. The warrants were valued using the Black-Scholes method at $3.77 per share and classified as equity. The Company also paid an additional $0.1 million for stock issuance costs. The stock issuance costs which amounted to $0.4 million along with the value of the warrants issued to the placement agent of $0.13 million were charged to additional paid in capital.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

As of March 31, 2012, the Company’s total cash and cash equivalents balance was approximately $4.2 million. The Company believes that its cash balance will be sufficient to meet its cash requirements for at least the next twelve months. The Company has incurred net losses in the three months ended March 31, 2012 and in each fiscal year since its inception and has an accumulated deficit of $98.9 million as of March 31, 2012. The Company had minimal revenues in the first quarter of 2012 due to its completion of certain agreements under the Content and Platform Services segment at the end of 2011. The Company is currently focused on building and acquiring wholly-owned digital media properties for its Brands segment and will continue to pursue new services agreements with new customers for its Content and Platform Services segment in 2012.

Banks.com Merger

On February 26, 2012, the Company entered into an agreement and plan of merger with Banks.com, Inc. (BNNX.PK), pursuant to which Banks.com will become a wholly-owned subsidiary of Remark Media (the “Banks.com Merger”). Banks.com is a leading financial services portal operating a unique breadth and depth of financial products and services. Upon the closing of the merger, which is subject to standard conditions to closing including the approval of the Banks.com shareholders, Remark Media will issue up to 702,784 shares of Common Stock to the shareholders of Banks.com, plus $300,000 in cash, as consideration for the merger.

2.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying interim condensed consolidated financial statements for the three months ended March 31, 2012 and 2011 are unaudited. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for financial information have been omitted pursuant to the rules and regulations of Article 10 of SEC Regulation S-X. In the opinion of management, these condensed consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary to state fairly the financial position, results of operations and cash flows for the periods indicated. The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. Operating results for the three months ended March 31, 2012 are not necessarily indicative of results that may be expected for any other future interim period or for the year ending December 31, 2012. You should read the unaudited condensed consolidated financial statements in conjunction with Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, as well as with Remark Media’s consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.

Principles of Consolidation

The consolidated financial statements include the accounts of Remark Media and its subsidiaries (1) HSW Brasil – Tecnologia e Informação Ltda., (2) HSW (HK) Inc. Limited, (3) Bonet (Beijing) Technology Limited Liability Company, and (4) BoWenWang Technology (Beijing) Limited Liability Company.  The equity of certain of these entities is partially or fully held by citizens of the country of incorporation to comply with local laws and regulations.

Equity investments in which the Company exercises significant influence but does not control and is not the primary beneficiary are accounted for using the equity method.  In the event of a change in ownership, any gain or loss resulting from an investee share issuance is recorded in earnings.  Investments in which the Company is not able to exercise significant influence over the investee are accounted for under the cost method.  Controlling interest is determined by majority ownership interest and the ability to unilaterally direct or cause the direction of management and policies of an entity after considering any third-party participatory rights.  The Company applies the guidelines set forth in ASC 810, “Consolidations”, in evaluating whether it has interests in variable interest entities (“VIE”) and in determining whether to consolidate any such entities.  All inter-company accounts and transactions between consolidated companies are eliminated in consolidation.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

The Company uses qualitative analysis to determine whether or not it is the primary beneficiary of a VIE. The Company considers the rights and obligations conveyed by its implicit and explicit variable interest in each VIE and the relationship of these with the variable interests held by other parties to determine whether the variable interests will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both.  If the Company determines that its variable interests will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual returns, or both, it consolidates the VIE as the primary beneficiary, and if not, the Company does not consolidate.

The Company has determined that Bonet (Beijing) Technology Limited Liability Company is a variable interest entity as defined in ASC 810. Remark Media is the primary beneficiary of this entity and accordingly, the results of this entity have been consolidated along with other subsidiaries.

The Company has determined that its interest in Sharecare is not a VIE.  Additionally, the Company believes that it is able to exercise significant influence over Sharecare due to its level of interest ownership and its representation on Sharecare’s Board of Directors. Accordingly, the equity method of accounting is used to account for the investment in Sharecare.

Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and accompanying notes.  Actual results could differ materially from those estimates.  On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable, intangible assets, useful lives of property and equipment, stock-based compensation, equity-method investments, and income taxes, among other things.

Revenue Recognition

The Company generally recognizes revenue when services are provided and if the revenue arrangements meet the criteria set forth in Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition”, namely when a persuasive evidence of an arrangement exists; services have been provided; fees are fixed or determinable; and collectability is reasonably assured.

Brands Revenue. The Company generally recognizes Brands revenue as visitors are exposed to or react to advertisements on its websites.  Revenue from advertising is generated in the form of sponsored links and image ads.  This includes both pay-per-performance ads and paid-for-impression advertising.  In the pay-per-performance model, revenue is generally earned based on the number of clicks or other actions taken associated with such ads; in the paid-for-impression model, revenue is derived from the display of ads.

Content and Platform Services. Revenue from Content and Platform services is recognized during the period services related to the design, development, hosting, and related web services are performed.  Revenue is recorded on a gross versus net basis when Remark Media bears the risk of loss related to the services performed, the majority of which relates to services performed by the Company’s resources. The Company may also recognize content and platform services revenue on certain projects using a percentage of completion method.  Sales are calculated based on the total costs incurred to date divided by total estimated costs at completion times the contract price.

Cost of Services

Brands. The Brands cost of revenue represents the cost of translating and localizing content and acquiring original content written by third-parties as well as costs associated with design, development, hosting, user acquisition and user retentions.

Content and Platform Services. The Content and Platform Services cost of revenue represents the costs incurred to support the services agreements with the Company’s customers in this segment which include labor, content and third-party support services.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

Purchase Price Allocations

Occasionally, the Company enters into material business combinations.  In accordance to ASC 805, “Business Combinations”, the purchase price is allocated to the various assets acquired and liabilities assumed based on their estimated fair value.  Fair values of assets acquired and liabilities assumed are based upon available information and may involve engaging an independent third party to perform an appraisal of tangible and intangible assets.  Estimating fair values can be complex and subject to significant business judgment and most commonly impacts property, equipment, software, and definite- or indefinite-lived intangible assets.

Software Development Costs

In accordance with ASC 350-40, “Internal Use Software” and ASC 350-50, “Web Development Costs”, the Company capitalizes qualifying costs of computer software and website development costs. Costs incurred during the application development stage as well as upgrades and enhancements that result in additional functionality are capitalized. The internally developed software costs capitalized were $0.3 million and $0.1 million, at March 31, 2012 and December 31, 2011, respectively and are included in “Property, equipment and software” in the consolidated balance sheet. Internally developed software and website development costs will be amortized utilizing the straight-line method over a period of three years, the expected period of the benefit. There was no amortization recorded for these costs during 2012 as these projects were not complete at March 31, 2012.

Stock-Based Compensation

In accordance with ASC 718, “Compensation, Stock Compensation”, the Company measures stock-based compensation at the grant date based on the calculated fair value of the award.  The Company recognizes the expense over the recipient’s requisite service period, generally the vesting period of the award.  The Company estimates the fair value of stock options at the grant date using the Black-Scholes option pricing model with weighted average assumptions for the activity under its stock plans. Option pricing model input assumptions such as expected term, expected volatility and risk-free interest rate among others, impact the fair value estimate.  These assumptions generally require significant analysis and use of judgment and estimates to develop. Options vest based on meeting a minimum service period or performance condition. Restricted stock grants are recorded using the fair value of the granted shares based on the market value at the grant date.  In addition, the forfeiture rate impacts the amount of aggregate compensation. These assumptions are subjective and generally require significant analysis and judgment to develop.

The Company does not recognize a deferred tax asset for unrealized tax benefits associated with the tax deductions in excess of the compensation recorded (excess tax benefit).  The Company applies the “with and without” approach for utilization of tax attributes upon realization of net operating losses in the future.  This method allocates stock-based compensation benefits last among other tax benefits recognized.  In addition, the Company applies the “direct only” method in calculating the amount of windfalls or shortfalls.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards board ("FASB”) issued Accounting Standard Update (“ASU”) No. 2011-08, “Intangibles – Goodwill and Other” (Topic 350), (“ASU 2011-08”) which simplifies how entities test goodwill for impairment. This accounting update permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The Company adopted this ASU in the first quarter 2012 and the adoption had no material impact on the Company’s financial position, results of operations or cash flows.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income Topic 220” – “Presentation of Comprehensive Income” (ASU 2011-05). ASU 2011-05 requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under either method, adjustments must be displayed for items that are reclassified from other comprehensive income to net income, in both net income and other comprehensive income. The standard does not change the current option for presenting components of other comprehensive income (“OCI”) gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, the standard does not affect the calculation or reporting of earnings per share. In December 2011, the FASB issued ASU 2011-12 Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. The FASB has deferred those changes in order to reconsider whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. ASU 2011-12 does not impact the requirement of ASU 2011-05 to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. For public entities, ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and is to be applied retrospectively, with early adoption permitted. The Company adopted these updates in the first quarter 2012 and the adoption had no impact on its financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)” – “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”  (ASU 2011-04). The amendments in this ASU result in common fair value measurement disclosure requirements between U.S. GAAP and International Financial Reporting Standards. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and disclosing information about fair value measurements. The amendments include a clarification of the FASB’s intent about the application of existing fair value measurement requirements and change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this guidance are effective prospectively for interim and annual periods beginning after December 15, 2011, with no early adoption permitted. The Company adopted the update in the first quarter of 2012 and the adoption had no material impact on its financial position, results of operations or cash flows.

Effective January 1, 2011, the Company adopted ASU No. 2009-13, “Revenue Recognition (Topic 605)” – “Multiple-deliverables revenue arrangements” (ASU 2009-13). This update provides that, when vendor-specific objective evidence or third party evidence of selling price is not available, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration based on the relative selling prices of the separate deliverables (the “relative selling price method”). The relative selling price method allocates any discount in the arrangement proportionately to each deliverable on the basis of each deliverable’s selling price. The Company concluded that the adoption of ASU 2009-13 did not have a material impact on its financial position, results of operations or cash flows, as the guidance applied to revenue arrangements with multiple deliverables, which were not significant.

3.  INVESTMENT IN SHARECARE

As of March 31, 2012, Remark Media owns approximately 11.3% of the outstanding common stock of Sharecare. The Company accounts for its equity interest in Sharecare under the equity method of accounting, as Remark Media has the ability to exercise significant influence over Sharecare due to its seat on the Sharecare board of directors. Under this method, the Company records its proportionate share of Sharecare’s net income or loss based on the financial results of Sharecare. The Company continues to evaluate the facts and circumstances related to its investment to assess the need for change in its accounting method in future periods.

During the first quarter of 2012, Sharecare issued additional equity in exchange for assets. As a result, Remark Media recorded a gain of $2.2 million in the first quarter of 2012 due to the change in interest ownership.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

The difference between the carrying amount of Remark Media’s investment balance in Sharecare and its proportionate share of Sharecare's underlying net assets was approximately $1.4 million as of March 31, 2012.  The difference is characterized as goodwill and is subject to review in accordance with ASC 323 – “Investments – Equity Method and Joint Ventures” for other than temporary decline in value. The investment balance in Sharecare reflects the intercompany profit elimination.

The following table shows selected financial data of Sharecare including Remark Media’s proportional share of net loss in Sharecare prior to the elimination of our portion of intercompany profit included in Sharecare’s earnings for the three months ended March 31, 2011 of approximately $40 thousand. There was no intercompany profit for the three months ended March 31, 2012:

	Three Months Ended March 31,
	2012	2011
Revenues	$4,508,683	$2,732,918
Gross profit	4,108,426	2,269,194
Loss from operations	(6,520,495)	(2,262,616)
Net loss	(6,604,942)	(2,358,323)
Proportional share of investee loss	$(918,880)	$(388,887)

4.  SEGMENTS

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.  Because of Remark Media’s integrated business structure, operating costs included in one segment can benefit other segments, and therefore these segments are not designed to measure operating income or loss directly related to the products included in each segment.  Reconciling amounts include adjustments to conform with U.S. GAAP and corporate-level activity not specifically attributed to a segment.  Corporate expenses include, among other items: corporate-level general and administration costs, technology costs and on-going maintenance charges; share-based compensation expense related to stock and stock option grants; depreciation and amortization expense; impairment loss, if any, and interest expense and income.

The Company has reported two segments for the three months ended March 31, 2012 and 2011: Brands (formerly digital online publishing) and Content and Platform Services (formerly web platform services). The Brands segment consists of the websites related to the operations in Brazil and China and generates revenues from advertisers based in the respective countries. The Content and Platform Services segment consisted in 2011 of the services provided to Remark Media’s affiliates, Sharecare and Discovery. These services are related to the design, development, hosting and related services necessary to launch and operate websites for Sharecare and Discovery through the Company’s direct activities and management of third party vendors. There were no services provided related to this segment in 2012.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

Operating results regarding reportable segments for the three months ended March 31, 2012 and 2011 are presented in the following tables:

	Brands	Content and Platform Services	Corporate	Total

Three Months Ended March 31, 2012

Revenue	$24,111	$-	$-	$24,111

Operating loss	(38,448)	-	(1,435,682)	(1,474,130)
Interest expense	-	-	(24,684)	(24,684)
Other income including gain from equity-method investments	3,486	-	1,273,580	1,277,066
Loss from operations	$(34,962)	$-	$(186,786)	$(221,748)

	Brands	Content and Platform Services	Corporate	Total

Three Months Ended March 31, 2011

Revenue	$36,477	$1,509,597	$-	$1,546,074

Operating (loss) income	(223,198)	436,541	(1,420,497)	(1,207,154)
Interest expense	-	-	(11,195)	(11,195)
Other expense including loss from equity-method investments	(4,182)	-	(430,717)	(434,899)
(Loss) income from operations	$(227,380)	$436,541	$(1,862,409)	$(1,653,248)

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

Total assets regarding reportable segments at March 31, 2012 and December 31, 2011 are presented in the following table:

	March 31, 2012	December 31, 2011

Total assets:
Content and Platform Services	$-	$302,129
Brands	428,992	118,503
Business segments	428,992	420,632
Corporate	7,014,745	3,315,385
Total assets	$7,443,737	$3,736,017

5.  DEBT

Credit Facility

On March 4, 2011, the Company entered into a senior revolving credit agreement with Theorem Capital, LLC (the "Lender") pursuant to which the Lender extended Remark Media a line of credit of up to $1.0 million expiring on March 3, 2012, subject to renewal by the Lender, at its sole discretion, for an additional one-year period. The Lender received a warrant to purchase 65,359 shares of Remark Media common stock with an exercise price of $3.06 per share in connection with entering into the credit agreement. The Company recorded the fair value of the warrants using the Black-Scholes valuation technique in the amount of $0.13 million as debt issuance costs in the first quarter of 2011 and was amortized during the term of the agreement. As such, the debt issuance costs were fully amortized at March 31, 2012. The Company did not have any outstanding balance at March 31, 2012 and no interest expense was incurred during the term of the agreement. On March 3, 2012, the agreement expired and the Company chose not to request an additional one-year extension.  The warrants were exercised on April 2, 2012. As a result, the Company issued 32,405 common shares in connection with the Lender’s cashless exercise of the warrants and subsequently no warrants remain outstanding related to this agreement.

6.  STOCKHOLDERS’ EQUITY AND NET LOSS PER SHARE

Issuance of Common Shares

As stated in Note 1 of the condensed consolidated financial statements, in February 2012, the Company issued 944,777 common shares and warrants to acquired 236,194 common shares through a private placement in exchange of cash in the amount of $4.25 million. The warrants have a term of five years and six months and are not exercisable during the first six months after issuance. The exercise price of the warrants is $6.81 per share. The Company determined the fair value of the warrants at $4.87 per share using the Black-Scholes method. Because the common shares were issued in conjunction with the warrants in exchange for the proceeds received, and both securities were classified as equity, the Company was required to allocate proceeds between the common shares and the warrants based on their relative fair values. As a result, the Company allocated $0.67 million to the value of the warrants and $3.58 million to the value of the common shares. The Company also paid a placement agent fee of 7% of the proceeds of the offering, approximately $0.3 million, and issued a three-year warrant to the placement agent to purchase up to an aggregate of 35,429 shares of Common Stock at an exercise price of $7.46 per share. The warrants were valued using the Black-Scholes method at $3.77 per share and classified as equity. The Company also paid an additional $0.1 million for stock issuance costs. The stock issuance costs which amounted to $0.4 million along with the value of the warrants issued to the placement agent of $0.13 million were charged to additional paid in capital.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

Net Loss per Share

The following is a reconciliation of the numerators and denominators of our basic and diluted loss per share computations:

	Three Months Ended March 31,
	2012	2011

Loss per share:
Net loss	$(221,748)	$(1,653,248)

Weighted average shares outstanding	5,775,289	5,388,289

Net loss per share, basic and diluted	$(0.04)	$(0.31)

Common shares and dilutive securities:
Weighted average shares outstanding	5,775,289	5,388,289

Dilutive securities	-	-

Total common shares and dilutive securities	5,775,289	5,388,289

Stock options and warrants are not included in the diluted earnings per share calculation above as they are anti-dilutive.  The number of anti-dilutive shares outstanding excluded from the calculation above was 1,489,003 and 1,115,538 for the quarters ended March 31, 2012 and 2011, respectively.

Stock-Based Compensation

Remark Media has authorized 800,000 shares under the 2006 Equity Incentive Plan adopted April 13, 2006 (the “2006 Plan”), and an additional 525,000 shares authorized under the 2010 Equity Incentive Plan adopted June 15, 2010, and modified on December 30, 2011 (the “2010 Plan”), for grant as part of long-term incentive plans to attract, retain and motivate its eligible executives, employees, officers, directors and consultants.  Options to purchase common stock under the 2006 and 2010 Plans have been granted to its officers and employees with an exercise price equal to the fair market value of the underlying shares on the date of grant.

In accordance with the current authoritative guidance, the Company measures stock-based compensation cost at the grant date based on the fair value of the award, and recognizes it as an expense over the requisite service period.  Stock-based compensation expense for the three months ended March 31, 2012 and 2011 was approximately $0.23 million and $0.22 million, respectively. For the three months ended March 31, 2012, an expense of $49 thousand was included in the stock compensation expense related to the modification in the terms of exercising of 66,575 shares of stock option grants. As of March 31, 2012, unrecognized compensation expense relating to non-vested stock options approximated $1.4 million, which we expect to recognize through 2015.  During the three months ended March 31, 2012, Remark Media granted options to purchase 220,222 shares at an exercise price of $6.05. The fair value of grant options vesting during the three months ended March 31, 2012 and 2011 was approximately $0.14 million and $0.07 million, respectively. Additionally, the Company granted 16,000 shares of restricted stock related to director compensation plans for 2012.  Through March 31, 2012, no options have been exercised under the 2006 Plan or the 2010 Plan.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

7.  RELATED PARTY TRANSACTIONS

On October 30, 2009, the Company entered into and effectuated a series of transactions with Sharecare, a related party.  As a result of these transactions, the Company received an equity stake in Sharecare, sold substantially all of the assets of its DailyStrength subsidiary to Sharecare, agreed to provide management and website development services to Sharecare, and received a limited license to use the Sharecare web platform for its own businesses.  Additionally, the Company issued a promissory note to Sharecare, all of which was settled by services the Company provided to Sharecare during 2009.  As of March 31, 2012, Remark Media owned approximately 11.3% of the outstanding common stock of Sharecare.

Jeff Arnold, a former member of the Company’s Board of Directors, is the Chairman and Chief Executive Officer and a significant stockholder of Sharecare.  Additionally, Discovery Communications, Inc., the Company’s largest stockholder, is a significant stockholder of Sharecare.

The Company’s service agreement with Sharecare expired on December 31, 2011. As a result, the Company did not have any revenues generated from Sharecare during the first quarter of 2012. The Company’s revenue from Sharecare for the three months ended March 31, 2011 totaled approximately $1.1 million.   Additionally, there were no amounts due from Sharecare at March 31, 2012.

In April 2010, the Company entered into an agreement with Discovery Communications, LLC, an affiliated entity, to provide website development services to Discovery. The agreement expired in December 31, 2011.  As a result, the Company did not have any revenues generated from Discovery during the first quarter of 2012. The Company’s Content and Platform Services revenue from Discovery, an affiliated entity, for the three months ended March 31, 2011 totaled approximately $0.4 million, and there were no amounts due from Discovery at March 31, 2012.

In March 2010, the Company entered into a 24-month sublease agreement with Sharecare for rental of our corporate headquarters in Atlanta, Georgia, effective March 1, 2010.  On August 1, 2011, the Company mutually agreed to end the sublease agreement prior to the contracted termination date. Rent expense related to this agreement for the three months ended March 31, 2011, was approximately $0.1 million.

As of March 31, 2012, the Company had an outstanding liability due to its affiliate, Discovery, of approximately $0.1 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

To the Board of Directors and Stockholders of Remark Media, Inc.:

We have audited the accompanying consolidated balance sheet of Remark Media, Inc. and subsidiaries (the Company) as of December 31, 2011, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2011. We have also audited the accompanying consolidated financial statement schedule for the year ended December 31, 2011. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related consolidated financial statement schedule for the year ended December 31, 2011, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes 2 and 10 to the consolidated financial statements, the Company has entered into significant transactions with Sharecare, Inc. and Discovery Communications, both related parties. The Company’s services agreements with Sharecare, Inc. and Discovery Communications expired at the end of 2011, which will have a significant negative impact on the Company’s future results of operations and financial condition if the lost revenue is not replaced. Management’s plans with regards to these matters are also described in Note 2.

/s/Cherry, Bekaert & Holland, L.L.P.
Atlanta, GA
March 22, 2012

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders of HSW International, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity, and cash flows present fairly, in all material respects, the financial position of HSW International, Inc. at December 31, 2010 and the results of their operations and their cash flows for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  In addition, in our opinion, the financial statement schedule for the year ended December 31, 2010 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.  These financial statements and financial statement schedule are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

As discussed in Notes 2 and 10 to the consolidated financial statements, the Company has entered into significant transactions with Sharecare, Inc., a related party.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
March 29, 2011

REMARK MEDIA, INC. AND SUBSIDIARIES (FORMERLY HSW INTERNATIONAL, INC.)
CONSOLIDATED BALANCE SHEETS
(Expressed In U.S. Dollars)
	December 31, 2011	December 31, 2010

Assets

Current assets
Cash and cash equivalents	$1,531,502	$4,843,893
Trade accounts receivable, net	21,730	42,741
Trade accounts receivable due from affiliates	302,129	658,944
Prepaid expenses and other current assets	393,989	566,174
Total current assets	2,249,350	6,111,752

Property, equipment and software, net	364,386	306,460
Investment in unconsolidated affiliate	905,852	2,972,135
Licenses to operate in China	100,000	481,000
Intangibles	16,429	16,429
Other long-term assets	100,000	-
Total assets	$3,736,017	$9,887,776

Liabilities and Stockholders’ Equity

Current liabilities
Accounts payable	$93,806	$382,515
Advances from stockholder	85,745	85,745
Accrued expenses and other current liabilities	547,569	523,384
Total current liabilities	727,120	991,644

Long-term liabilities
Deferred tax liabilities	25,000	120,250
Other long-term liabilities	290,714	-
Total liabilities	1,042,834	1,111,894

Commitments and contingencies	-	-

Stockholders’ equity
Preferred stock, $0.001 par value; 1,000,000 shares authorized, none issued	-	-
Common stock, $0.001 par value; 20,000,000 shares authorized, 5,422,295 and 5,375,455 issued and outstanding at December 31, 2011 and 2010, respectively	5,422	5,375
Additional paid-in-capital	101,444,780	100,701,356
Accumulated other comprehensive income	16,881	38,531
Accumulated deficit	(98,773,900)	(91,969,380)
Total stockholders’ equity	2,693,183	8,775,882
Total liabilities and stockholders’ equity	$3,736,017	$9,887,776

The accompanying notes are an integral part of these consolidated financial statements.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed In U.S. Dollars)

	Year Ended December 31,
	2011	2010

Operating revenue
Brands	$140,702	$190,712
Content and platform services from affiliates	4,851,224	6,464,352
Total revenue	4,991,926	6,655,064

Cost of services	3,187,379	5,405,128

Gross margin	1,804,547	1,249,936

Operating expenses
Selling general and administrative expenses (including Stock-based compensation expense of $615,367 and $265,990 in 2011 and 2010, respectively)	5,919,996	4,983,981
Impairment loss	381,000	488,560
Depreciation and amortization expense	220,327	295,529
Total operating expenses	6,521,323	5,768,070

Operating loss	(4,716,776)	(4,518,134)

Other income (expense)
Interest expense	(123,480)	-
Other income	6,769	14,514
Total other (expense) income	(116,711)	14,514

Loss before income taxes and loss in equity-method investments	(4,833,487)	(4,503,620)

Loss in equity-method investment, net of taxes	(2,066,283)	(1,522,697)
Net loss before benefit from income taxes	(6,899,770)	(6,026,317)

Income tax benefit	(95,250)	(121,238)

Net loss	$(6,804,520)	$(5,905,079)

Net loss per share
Net loss per share, basic and diluted	$(1.26)	$(1.10)

Basic and diluted weighted average shares outstanding	5,416,109	5,368,419

The accompanying notes are an integral part of these consolidated financial statements.

 REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed In U.S. Dollars)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance as of December 31, 2009	5,369,829	$5,369	$100,435,372	$40,100	$(86,064,301)	$14,416,540

Comprehensive loss:
Net loss	-	-	-	-	(5,905,079)	(5,905,079)
Foreign currency translation adjustments	-	-	-	(1,569)	-	(1,569)
Total comprehensive loss						(5,906,648)

Restricted stock grants	8,000	8	(8)	-	-	-
Forfeited restricted stock	(2,374)	(2)	2	-	-	-
Stock-based compensation	-	-	265,990	-	-	265,990
Balance as of December 31, 2010	5,375,455	$5,375	$100,701,356	$38,531	$(91,969,380)	$8,775,882

Comprehensive loss:
Net loss	-	-	-	-	(6,804,520)	(6,804,520)
Foreign currency translation adjustments	-	-	-	(21,650)	-	(21,650)
Total comprehensive loss						(6,826,170)

Restricted stock grants	49,000	49	(49)	-	-	-
Forfeited restricted stock	(2,160)	(2)	2	-	-	-
Stock-based compensation	-	-	615,367	-	-	615,367
Warrants issued	-	-	128,104	-	-	128,104
Balance as of December 31, 2011	5,422,295	$5,422	$101,444,780	$16,881	$(98,773,900)	$2,693,183

Outstanding shares at December 31, 2009 have been restated to reflect the Company’s February 2010 10-for-1 Reverse Split.  See Note 8: “Stockholders’ Equity”.

The accompanying notes are an integral part of these consolidated financial statements.

  REMARK MEDIA, INC. AND SUBSIDIARIES (FORMERLY HSW INTERNATIONAL, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed In U.S. Dollars)

	Year Ended December 31,
	2011	2010
Cash Flows from operating activities:
Net loss	$(6,804,520)	$(5,905,079)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	220,327	295,529
Impairment loss	381,000	488,560
Stock-based compensation	615,367	265,965
Deferred income taxes	(95,250)	(122,140)
Loss in equity-method investments	2,066,283	1,522,697
Loss on disposal of property, equipment and Software	39,648	14,095
Changes in operating assets and liabilities:
Accounts receivable	21,011	(6,364)
Accounts receivable from affiliates	356,815	(189,759)
Prepaid expenses and other assets	220,289	221,798
Accounts payable, accrued expenses and other Liabilities	26,190	(249,086)
Net cash used in operating activities	(2,952,840)	(3,663,784)

Cash flows from investing activities:
Purchases of property, equipment and software	(327,404)	(125,772)
Other, net	3,765	(89,528)
Net cash used in investing activities	(323,639)	(215,300)

Cash flows from financing activities:
Payments of debt issuance costs	(20,000)	-
Net cash used in financing activities	(20,000)	-

Net change in cash and cash equivalents	(3,296,479)	(3,879,084)
Impact of currency translation on cash	(15,912)	(1,569)
Cash and cash equivalents at beginning of year	4,843,893	8,724,546
Cash and cash equivalents at end of year	$1,531,502	$4,843,893

Supplemental disclosure of cash flow information:
Other non-cash financing and investing activities:
Debt issuance costs in the form of warrants	$128,104	$-

The accompanying notes are an integral part of these consolidated financial statements.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

1.	DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Description of the Business

Remark Media, Inc., formerly HSW International, Inc., (“Remark Media” or the “Company”) is a global digital media company focused on developing, owning and operating next-generation web publishing platforms that combine traditional web publishing and social media, with the goal of revolutionizing the way people search and exchange information over the Internet. The Company also offers a suite of content and platform services that provide its clients with opportunities to build consumer awareness, promote content engagement and foster brand-customer interactions.

Remark Media has two operating segments: Brands (formerly “Digital online publishing”) and Content and Platform Services (formerly “Web platform services”).

The Brands segment consists of those digital media properties that are owned and operated.  It presently includes translated and localized editions of HowStuffWorks.com in China and Brazil, and the soon-to-launch personal finance destination DimeSpring.  The Company intends to expand its Brands business in the coming year by continuing to develop and launch U.S.-based content and social media websites in a variety of content verticals.  Additionally, the digital media businesses acquired through the expected Banks.com Merger will become part of the Brands business.

The Content and Platform Services segment provides third party clients with content, design and development services for their websites as well as advisory services and custom technology solutions. The Company also licenses its proprietary web publishing and social media platforms. Remark Media’s digital architects, developers and designers aim to construct a seamless connection between content and technology to create solutions that help its clients generate incremental value by maximizing content utilization, enhancing online engagement and customer experience and by driving online and offline actions.

The Company was incorporated in Delaware in March 2006 and is headquartered in Atlanta with additional operations in New York, Beijing and Sao Paulo.

The Company amended and restated its Certificate of Incorporation with the Delaware Secretary of State on December 30, 2011, to reflect its name change. Effective January 3, 2012, the ticker symbol for the Company’s common stock traded on the NASDAQ Capital Market changed from “HSWI” to “MARK”, and the Cusip for the Company’s common stock changed from “40431N104” to “75954W107”.

Liquidity Considerations

On February 27, 2012, the Company entered into definitive equity financing agreements with accredited and institutional investors to raise funds in the amount of $4.25 million through a private placement. In connection with the transaction, the Company issued to investors common stock priced at $4.50 per share. Investors also received warrants to acquire shares of common stock at an exercise price of $6.81 per share, in the amount of 25% of the number of shares of common stock that the investors purchased. On February 29, 2012, the Company received $4.25 million in cash and issued to the investors a total of 944,777 shares of common stock and warrants to acquire an additional 236,194 shares of common stock. The Company also paid a placement agent fee of 7% of the proceeds of the offering or approximately $0.3 million, and issued a three-year warrant to the Placement Agent to purchase up to an aggregate of 35,429 shares of Common Stock at an exercise price of $7.46 per share.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

On March 4, 2011, the Company entered into a senior revolving credit agreement with Theorem Capital, LLC (the “Lender”) pursuant to which the Lender agreed to extend to the Company a line of credit of up to $1.0 million for a period of one year from March 4, 2011, subject to renewal by the Lender, at its sole discretion, for an additional one-year period. Under the terms of the credit agreement, the Company could, in its sole discretion, borrow from the Lender up to $1.0 million from time to time during the term of the credit agreement, in minimum loan amounts of $200,000. Borrowings under the credit agreement bear interest at a fixed rate equal to 8% per annum, payable on or before March 3, 2012.  As of December 31, 2011, the Company did not have any outstanding balance under the senior revolving credit agreement and no interest was incurred during 2011. Interest expense showing in the Company’s consolidated statements of operations is related to the amortization of debt issuance costs associated with the senior revolving credit agreement. The agreement expired on March 3, 2012 and the Company chose not to request an additional one-year extension.

The Company’s cash and cash equivalents were approximately $1.5 million as of December 31, 2011.  The Company believes that this balance along with the proceeds received through the above-mentioned equity financing transaction will be sufficient to meet its cash requirements for the next twelve months.

The Company consistently monitors its cash position, and makes operational changes as necessary to maintain its business objective of funding ongoing operations and related growth. Accordingly, the Company implemented cost savings measures in its Brazil operations in February 2011, and in its China operations in September 2011. In addition, all Remark Media Content and Platform Service agreements expired in December 2011. The Content and Platform Services business will have no revenues generated unless the Company enters into new services agreements with new customers. The Company is actively seeking to expand its Content and Platform Services business to additional clients in 2012, and Remark Media is continuing to evolve its technology platforms and brands to ensure it incorporates the latest in social media and content trends.

2.	TRANSACTIONS WITH SHARECARE

On October 30, 2009, the Company co-founded Sharecare, Inc. a U.S.-based venture among: Dr. Mehmet Oz, a leading cardiac surgeon, health expert and host of “The Dr. Oz Show”; HARPO Productions, producer of “The Oprah Winfrey Show”; Discovery Communications, the world’s largest non-fiction media company; Jeff Arnold, WebMD founder and Discovery Communications’ former Chief of Global Digital Strategy; and Remark Media.  Sharecare was created to build a web-based platform that simplifies the search for health and wellness information by organizing a vast array of the questions of health and providing multiple answers from experts, organizations, publishers, and caregivers representing various points of view.

As a result of these transactions, the Company:

▪	Entered into a subscription agreement for the purchase of 125,000 shares of common stock of Sharecare, representing 20% ownership of Sharecare at the time of purchase;

▪	Sold substantially all of the assets of its DailyStrength subsidiary to Sharecare;

▪	Agreed to provide management and website development services to Sharecare; and

▪	Received a limited license to use the Sharecare web platform for the Company’s own businesses.

The Company accounts for its equity interest in Sharecare under the equity method of accounting based on its ability to exercise significant influence over Sharecare due to its ownership percentage and representation on its board of directors.  Under this method, the Company recorded its proportionate share of Sharecare’s net income or loss based on Sharecare’s financial results.  As of December 31, 2011, Remark Media owned approximately 15.8% of the outstanding common stock of Sharecare.

At December 31, 2011, there was no difference between the carrying amount of Sharecare’s investment balance of $0.9 million and the Company’s proportionate share of Sharecare’s underlying net assets.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

In June 2011, Sharecare acquired the assets and assumed the liabilities of HFPN and dotFit in exchange for its common stock. The Company did not receive sufficient evidence at the time regarding the transaction from Sharecare. Accordingly, the Company did not record an adjustment to reflect the transaction. During the third quarter 2011, the Company received information from Sharecare related to the fair value of Sharecare’s common shares. Based on this information, the Company determined that this issuance of common stock by Sharecare generated a non-cash gain of $0.4 million resulting from the change in its interest ownership which should have been recorded in the second quarter 2011.  As a result, the Company has restated its financials for the quarter ended June 30, 2011 to reflect the gain. Other than this transaction, there was no other issuance of common stock by Sharecare to any other third party investors in 2011 that would result in recording an adjustment related to a change in interest ownership.

For the year ended December 31, 2010, the Company recorded a non-cash adjustment to loss in equity-method investment of approximately $0.1 million to correct the Company’s investment in unconsolidated affiliate balance.  The Company determined this out-of-period adjustment was not material to the consolidated financial statements for the year ended December 31, 2010 or prior period financial statements.

The following table shows selected financial data of Sharecare as well as Remark Media’s proportional share of net loss in Sharecare as reported under the equity method:
	Year Ended December 31,
	2011	2010

Revenues	$11,839,568	$4,742,403

Gross profit	9,809,402	4,000,091

Loss from operations	(13,626,988)	(11,863,151)

Net loss	(13,862,217)	(12,008,017)

Loss in equity-method investment	$(2,066,283)	$(1,980,122)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Remark Media and its subsidiaries (1) HSW Brasil – Tecnologia e Informação Ltda., (2) HSW (HK) Inc. Limited, (3) Bonet (Beijing) Technology Limited Liability Company, and (4) BoWenWang Technology (Beijing) Limited Liability Company.  The equity of certain of these entities is partially or fully held by citizens of the country of incorporation to comply with local laws and regulations.

Equity investments in which the Company exercises significant influence but does not control and is not the primary beneficiary are accounted for using the equity method.  In the event of a change in ownership, any gain or loss resulting from an investee share issuance is recorded in earnings.  Investments in which the Company is not able to exercise significant influence over the investee are accounted for under the cost method.  Controlling interest is determined by majority ownership interest and the ability to unilaterally direct or cause the direction of management and policies of an entity after considering any third-party participatory rights.  The Company applies the guidelines set forth in ASC 810, “Consolidations” , in evaluating whether it has interests in variable interest entities (“VIE”) and in determining whether to consolidate any such entities.  All inter-company accounts and transactions between consolidated companies are eliminated in consolidation.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

The Company uses qualitative analysis to determine whether or not it is the primary beneficiary of a VIE. The Company considers the rights and obligations conveyed by its implicit and explicit variable interest in each VIE and the relationship of these with the variable interests held by other parties to determine whether the variable interests will absorb a majority of a VIE’s expected losses, receive a majority of its expected residual returns, or both.  If the

Company determines that its variable interests will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual returns, or both, it consolidates the VIE as the primary beneficiary, and if not, the Company does not consolidate.

The Company has determined that Bonet (Beijing) Technology Limited Liability Company is a variable interest entity as defined in ASC 810. Remark Media is the primary beneficiary of this entity and accordingly, the results of this entity have been consolidated along with other subsidiaries.

The Company has determined that its interest in Sharecare is not a VIE.  Additionally, the Company believes that it is able to exercise significant influence over Sharecare due to its level of interest ownership and its representation on Sharecares’s Board of Directors. Accordingly, the equity method of accounting is used to account for the investment in Sharecare.

Revenue Recognition

Brands Revenue. The Company generally recognizes Brands revenue as visitors are exposed to or react to advertisements on its websites.  Revenue from advertising is generated in the form of sponsored links and image ads.  This includes both pay-per-performance ads and paid-for-impression advertising.  In the pay-per-performance model, revenue is generally earned based on the number of clicks or other actions taken associated with such ads; in the paid-for-impression model, revenue is derived from the display of ads.

Content and Platform Services. Revenue from Content and Platform services is recognized during the period services related to the design, development, hosting, and related web services are performed.  Revenue is recorded on a gross versus net basis as Remark Media bears the risk of loss related to the services performed, the majority of which relates to services performed by the Company’s resources. The Company is able to recognize all of the revenue generated from this effort when the services have been provided since the Company meets the criteria set forth in Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition” ; namely, the fees the Company charges are fixed or determinable.  Remark Media and its customers understand the specific nature and terms of the agreed-upon transactions and collectability is reasonably assured.

The Company may also recognize content and platform services revenue on certain projects using a percentage of completion method.  Sales are calculated based on the total costs incurred to date divided by total estimated costs at completion times the contract price.

Cost of Services

Brands. The Brands cost of revenue represents the cost of translating and localizing content and acquiring original content written by third-parties as well as costs associated with design, development, hosting, user acquisition and user retentions.

Content and Platform Services. The Content and Platform Services cost of revenue represents the costs incurred to support the services agreements with the Company’s customers in this segment which include labor, content and third-party support services.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

Concentration of Credit Risk and Accounts Receivable

Financial instruments that potentially subject Remark Media to a concentration of credit risk consist principally of cash and accounts receivable.  At December 31, 2011, 99% of cash was denominated in U.S. dollars, and 1% was denominated in Brazilian Reais, Chinese Renminbi or Hong Kong dollars.  The majority of the Company’s cash and cash equivalents balances are in one financial institution which is believed to have high credit quality.  Cash is maintained in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe its cash is exposed to any significant credit risk. Cash held by non-U.S. subsidiaries is subject to foreign currency fluctuations against the U.S. dollar. However, the risk in foreign currency is somewhat mitigated at this time as U.S. funds are transferred to Brazil and China to fund that subsidiary’s operating activity.  If, however, the U.S. dollar is devalued significantly against the Brazilian Reais or the Chinese Renminbi, the cost to further develop the Company’s websites in Brazil and China could exceed original estimates.

94% of the Company’s accounts receivable balance as of December 31, 2011, was from Sharecare and Discovery, who are related parties. The Company regularly evaluates the collectability of trade receivable balances based on a combination of factors such as customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment patterns.  If the Company determines that a customer will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt will be recorded to reduce the related receivable to the amount expected to be recovered.  The Company’s revenue from Sharecare for the years ended December 31, 2011 and December 31, 2010, was approximately $3.7 million and $6.0 million, respectively.  The Company provided content and platform services to Sharecare in 2011, and amounts due from Sharecare represented approximately 56% of accounts receivable balances as of December 31, 2011.

During 2011, the Company also provided services to Discovery Communications, LLC (“Discovery”) to provide website development services to Discovery.  The Company’s Content and Platform services revenue from Discovery, an affiliated entity, for the year ended December 31, 2011 totaled approximately $1.2 million, and Discovery represented approximately 38% of accounts receivable balance as of December 31, 2011.

All accounts receivable from affiliates outstanding at the end of 2011, which accounted for 94% of accounts receivable balances at December 31, 2011, were collected in 2012. As such, an allowance for doubtful accounts was not deemed necessary at December 31, 2011.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.  A large portion of the cash balance is maintained at one financial institution. Cash denominated in foreign currencies is translated to U.S dollars at the month-end rate of exchange. The impact of foreign currency on cash and cash equivalents is presented in the Company’s statements of cash flows in accordance with accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and accompanying notes.  Actual results could differ materially from those estimates.  On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable, intangible assets, useful lives of property and equipment, stock-based compensation, equity-method investments, and income taxes, among other things.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

Income Taxes

Income taxes are accounted for using the asset and liability method in accordance with ASC 740, “Income Taxes” .  Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that could result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The application of income tax law is inherently complex.  Laws and regulations in this area are voluminous and are often ambiguous.  As a result, the Company is required to make many subjective assumptions and judgments regarding income tax exposures, interpretations of, and guidance, surrounding income tax laws and regulations change over  time.  As a result, changes in the Company’s assumptions and judgments can materially affect amounts recorded in the consolidated financial statements.

The Company classifies interest and penalties arising from unrecognized income tax positions in the statement of operations as general and administrative expenses if they occur.  At December 31, 2011, and 2010, the Company had no accrued interest or penalties related to uncertain tax positions.  The tax years 2007 through 2010 are not or have not been under examination but remain open to examination under the IRS statute.

Stock-Based Compensation

The Company measures stock-based compensation at the grant date based on the calculated fair value of the award.  The Company recognizes the expense over the employee’s requisite service period, generally the vesting period of the award.  The Company estimates the fair value of stock options at the grant date using the Black-Scholes option pricing model with weighted average assumptions for the activity under its stock plans.  Option pricing model input assumptions such as expected term, expected volatility and risk-free interest rate among others, impact the fair value estimate.  These assumptions generally require significant analysis and use of judgment and estimates to develop. Options vest based on meeting a minimum service period or performance condition. Restricted stock grants are recorded using the fair value of the granted shares based on the market value at the grant date.  In addition, the forfeiture rate impacts the amount of aggregate compensation. These assumptions are subjective and generally require significant analysis and judgment to develop.

The Company does not recognize a deferred tax asset for unrealized tax benefits associated with the tax deductions in excess of the compensation recorded (excess tax benefit).  The Company applies the “with and without” approach for utilization of tax attributes upon realization of net operating losses in the future.  This method allocates stock-based compensation benefits last among other tax benefits recognized.  In addition, the Company applies the “direct only” method in calculating the amount of windfalls or shortfalls.

Foreign Currency

The functional currency of the Company’s international subsidiaries is the local currency, Reais in Brazil, Renminbi in China or Hong Kong dollars in Hong Kong.  The financial statements of these subsidiaries are translated to U.S. dollars using month-end rates of exchange for assets and liabilities, and average rates of exchange for revenue, costs and expenses.  Translation gains and losses are recorded in accumulated other comprehensive income (loss) as a component of stockholders’ equity.  Net gains and losses resulting from foreign exchange transactions are recorded in selling, general and administrative expenses.  Currency translation gains and losses during 2011 and 2010 were immaterial to the Company’s consolidated financial statements.

Purchase Price Allocations

Occasionally, the Company enters into material business combinations.  In accordance to ASC 805, “Business Combinations” , the purchase price is allocated to the various assets acquired and liabilities assumed based on their estimated fair value.  Fair values of assets acquired and liabilities assumed are based upon available information and may involve engaging an independent third party to perform an appraisal of tangible and intangible assets.  Estimating fair values can be complex and subject to significant business judgment and most commonly impacts property, equipment, software, and definite- or indefinite-lived intangible assets.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

Property, Equipment and Software

Property, equipment and software is stated at cost less accumulated depreciation.  Depreciation is recorded within operating expenses in the consolidated statements of operations, using the straight-line method over the estimated useful lives of the assets, generally one to three years for computer equipment and software and three to five years for building improvements and office equipment.  Leasehold improvements are depreciated over the shorter of their estimated useful life or lease term.  Costs represent the purchase price and any directly attributable costs of bringing the asset to working condition for its intended use.  Repairs and maintenance are expensed as incurred.  Betterments and capital improvements are capitalized and depreciated over the remaining useful life of the related asset.  Gains or losses from disposal of property and equipment are included in selling, general and administrative expenses.

Software Development Costs

In accordance with ASC 350-40, “Internal Use Software” and ASC 350-50, “Web Development Costs”, the Company capitalizes qualifying costs of computer software and website development costs. Costs incurred during the application development stage as well as upgrades and enhancements that result in additional functionality are capitalized. The internally developed software costs capitalized were $0.1 million at December 31, 2011 and are included in “Property, equipment and software” in the consolidated balance sheet. Internally developed software and website development costs will be amortized utilizing the straight-line method over a period of three years, the expected period of the benefit. There was no amortization recorded for these costs during 2011 as these projects were not complete yet at December 31, 2011.

Advertising Expenses

The Company expenses advertising costs in the year in which they are incurred.  Advertising expenses for each of the years ended December 31, 2011 and 2010 were minimal.

Commitments and Contingencies

The Company records liabilities for loss contingencies arising from claims, assessments and litigation and other sources when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.  In the opinion of management, and after consultation with legal counsel, there were no material claims, assessments and litigation against the Company as of December 31, 2011.

 Impairment of Property, Equipment and Software and Definite-Lived Intangible Assets

Property, equipment, software and definite-lived intangible assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Such events include significant adverse changes in the business climate, the impact of significant customer losses, unanticipated current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life.  Recoverability of these assets is measured by a comparison of the carrying amounts to future net undiscounted cash flows the assets are expected to generate. For purposes of recognition and measurement of an impairment loss, property, equipment, software and definite-lived intangible assets are grouped with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

Impairment of Investments

Investments are reviewed to determine if events have occurred which would indicate that a decrease in value has occurred which is other than temporary.  Evidence of a loss in value include, but are not limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. The Company monitors its assets for potential impairment on an ongoing basis.  No impairment charge has been recognized related to investments as of December 31, 2011 or 2010.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

Goodwill and Indefinite-Lived Intangible Assets Impairment

Generally, the Company performs its annual assessment of impairment for goodwill and indefinite-lived intangible assets during the fourth quarter of each year, unless facts and circumstances require differently.  For goodwill, the Company determines recoverability by comparing the estimated fair value of the reporting unit to which goodwill applies to the carrying value, including goodwill, of that reporting unit using a discounted cash flow model.  The Company tests its indefinite-lived intangible assets, which are licenses to operate in China, for impairment by utilizing appropriate valuations techniques to estimate their fair values.  Estimating the fair value of the reporting unit and its long-lived intangible assets involve uncertainties, because management is required to develop numerous assumptions, including assumptions about the future growth and potential volatility in revenues and costs, capital expenditures, industry economic factors and future business strategy.  The variability of the factors that management uses to perform its impairment tests depends on a number of conditions, including uncertainty about future events and cash flows.  All such factors are interdependent and, therefore, do not change in isolation.  Accordingly, the accounting estimates may materially change from period to period due to changing market factors and other conditions.  Significant judgments in this area involve determining whether a triggering event has occurred, estimating the future cash flows for the assets involved and determining the proper discount rate to be applied in determining fair value.

As of September 30, 2011, and in light of the market conditions and the cost savings measures implemented in the Company’s operations in China, the Company performed an impairment analysis of its indefinite-lived intangible asset which is a license to operate in China. The Company used the cost approach to estimate the fair value. As a result of the assessment, the Company determined that the intangible asset is impaired and recorded in the Company’s statement of operations for the third quarter 2011 an impairment charge of $0.4 million.

As a result of the annual impairment test in the fourth quarter 2010, the Company recorded an impairment charge related to its indefinite-lived intangible asset of $0.5 million during the year ended December 31, 2010, related to the licenses to operate in China. The Company used the discounted cash flow approach to determine the fair value. For further details, refer to Note 5.

Fair Value Measurements on a Recurring Basis

The Company applies the guidance in ASC 820, “Fair Value Measurements”, to nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis.  ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).  To measure fair value, the Company incorporates assumptions that market participants would use in pricing the asset or liability, and utilizes market data to the maximum extent possible.
As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

▪	Level 1 – Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access;

▪	Level 2 – Inputs, other than the quoted market prices included in Level 1, which are observable for the asset or liability, either directly or indirectly; and

▪	Level 3 – Unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market data available.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

Debt Issuance Costs

Costs associated with entering into a credit facility are deferred and amortized over the term of the credit facility on a straight-line basis. The amortization is included in interest expense in the consolidated statements of operations.

In connection with the revolving credit agreement entered into in March 2011, the Company deferred debt issuance costs of approximately $0.15 million provided to its lender consisting of $0.02 million paid in cash and $0.13 million in warrants to purchase 65,359 shares of the Company’s common stock.

Net Loss per Share

The Company computes net loss per share in accordance with ASC 260, “Earnings per Share”, which requires dual presentation of basic and diluted earnings or loss per share (“EPS”).

The Company computes basic loss per share by dividing net loss applicable to common stockholders by the weighted-average number of common shares outstanding during the period. The Company calculates diluted loss per share by dividing net loss by the weighted-average number of common shares and dilutive potential common shares, if any, outstanding during the period.  Stock options and warrants are not included in the computation of diluted loss per share because their effects are anti-dilutive.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards board ("FASB”) issued Accounting Standard update (“ASU”) No. 2011-08, “Intangibles – Goodwill and Other” (Topic 350), (“ASU 2011-08”) which simplifies how entities test goodwill for impairment. This accounting update permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. ASU 2011-08 will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The Company will adopt this ASU in the first quarter 2012 and does not expect that the adoption of ASU 2011-08 will have a material impact on the Company’s financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU No. 2011-05, “Comprehensive Income Topic 220” – “Presentation of Comprehensive Income” (ASU 2011-05). ASU 2011-05 requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under either method, adjustments must be displayed for items that are reclassified from other comprehensive income to net income, in both net income and other comprehensive income. The standard does not change the current option for presenting components of other comprehensive income (“OCI”) gross or net of the effect of income taxes, provided that such tax effects are presented in the statement in which OCI is presented or disclosed in the notes to the financial statements. Additionally, the standard does not affect the calculation or reporting of earnings per share. In December 2011, the FASB issued ASU 2011-12 Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”). ASU 2011-12 defers those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. The FASB has deferred those changes in order to reconsider whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. ASU 2011-12 does not impact the requirement of ASU 2011-05 to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. For public entities, ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and is to be applied retrospectively, with early adoption permitted. The Company will adopt these updates in the first quarter 2012 and does not expect that the adoption will have any impact on its financial position, results of operations or cash flows.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820)” – “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”   (ASU 2011-04). The amendments in this ASU result in common fair value measurement disclosure requirements between U.S. GAAP and International Financial Reporting Standards. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and disclosing information about fair value measurements. The amendments include a clarification of the FASB’s intent about the application of existing fair value measurement requirements and change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this guidance are effective prospectively for interim and annual periods beginning after December 15, 2011, with no early adoption permitted. The Company will adopt the update in the first quarter of 2012 and does not expect the adoption to have a material impact on its financial position, results of operations or cash flows.

Effective January 1, 2011, the Company adopted ASU No. 2009-13, “Revenue Recognition (Topic 605)” – “Multiple-deliverables revenue arrangements” (ASU 2009-13). This update provides that, when vendor-specific objective evidence or third party evidence of selling price is not available, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration based on the relative selling prices of the separate deliverables (the “relative selling price method”). The relative selling price method allocates any discount in the arrangement proportionately to each deliverable on the basis of each deliverable’s selling price. The Company concluded that the adoption of ASU 2009-13 did not have a material impact on its financial position, results of operations or cash flows, as the guidance applied to revenue arrangements with multiple deliverables, which were not significant.

In January 2010, the FASB issued authoritative guidance that expands the required disclosures about fair value measurements.  This guidance provided for new disclosures requiring the Company to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately information about purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements.  This guidance also provides clarification of existing disclosures requiring the Company to (i) determine each class of assets and liabilities based on the nature and risks of the investments rather than by major security type and (ii) for each class of assets and liabilities, disclose the valuation techniques and inputs used to measure fair value for both Level 2 and Level 3 fair value measurements.  The adoption of this guidance did not have a material impact on the financial statements.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2011 and 2010, prepaid expenses and other current assets consisted of the following:
	December 31,
	2011	2010

Prepaid insurance	$326,482	$348,936
Deposits and other current assets	67,507	217,238
Total	$393,989	$566,174

5.	GOODWILL AND INTANGIBLE ASSETS

In accordance with ASC No. 350, “ Intangibles-Goodwill and Other ”, goodwill and other intangible assets with indefinite lives are not amortized. Instead, a review for impairment is performed at least annually or more frequently if events and circumstances indicate impairment might have occurred. Intangible assets with indefinite lives are tested by comparing the fair value of the asset to its carrying value. If the carrying value of the asset exceeds its fair value, impairment is recognized. The Company has no goodwill but does have indefinite-lived intangible assets consisting of a license to operate in China and certain site domains related to its operations in Brazil. In the third quarter 2011, the Company made strategic reductions in the number of personnel supporting its China business operations to better align with its new strategic business plans. This event directly impacted the Company’s expectations of revenues and growth rates.  As a result, the Company performed an impairment assessment related to its license to operate in China using the cost approach. The Company considered the inputs in this assessment to be level 3 in the fair value hierarchy under ASC 820. As a result of the assessment, the Company determined the China license fair value to be $0.1 million at December 31, 2011 and recorded an impairment loss of $0.4 million which was reported under impairment loss in the Company’s consolidated statement of operations for the third quarter 2011.  In performing the analysis, the Company assumed that the time involved to negotiate and obtain the license is approximately 4.5 months and estimated the direct and indirect costs to obtain the license is approximately $0.1 million.

In the fourth quarter of 2010, the Company performed an impairment assessment on its license to operate in China using the income approach. As a result of this assessment, the Company determined the China license’s fair value to be $0.4 million and recorded an impairment charge of $0.5 million, reported under impairment loss in its consolidated statements of operations for the year ended December 31, 2010.

The change in the approach used in the impairment analysis was due to a major decrease in projected revenues as a result of costs saving measures implemented in September 2011. The reductions prompted a change in the Company’s assessment of the highest and best use of the asset from an in-use premise to an in-exchange valuation premise. As a result, the income approach used in 2010 was no longer a valid approach for the 2011 analysis.  The cost approach uses the concept of depreciated replacement cost as an indicator of value and is based on the principle of substitution which holds that a prudent investor would pay no more for an asset than the amount for which the asset could be replaced less the effects of physical, functional and external depreciation or obsolescence.

The Company also has indefinite-lived intangible assets related to Brazil website domain names. The Company did not recognize any impairment during 2011 and 2010 related to this asset.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

As of December 31, 2011 and 2010 intangible assets consisted of the following:

Indefinite-lived Intangible assets:	December 31,
	2011	2010
License to operate in China:
Balance, beginning of year	$481,000	$969,560
Impairment loss	(381,000)	(488,560)
Balance, end of year	100,000	481,000
Site domains:
Balance, end of year	16,429	16,429

Total	$116,429	$497,429

The following table presents the range of assumptions the Company used to derive its fair value estimates for the China reporting units during the impairment test conducted in the fourth quarter of 2010.

2010 Assumptions
Weighted-average cost of capital	28%
Long-term growth rates	7.0%
Annual revenue growth rates	$0.2 -$25.2 million
Time required to obtain similar licenses	4.5 months

Any change in estimates and assumptions related to the operations in China or to the license may lead to further material impairment charges to the remaining carrying amount of the licenses to operate in China.

6.	PROPERTY, EQUIPMENT AND SOFTWARE

As of December 31, 2011 and 2010, property, equipment and software consisted of the following:
	December 31,
	2011	2010

Computer equipment	$593,177	$569,440
Furniture and fixtures	198,231	113,071
Software	359,946	267,896
Leasehold improvements	214,811	193,401
Total	1,366,165	1,143,808
Less accumulated depreciation and amortization	(1,001,779)	(837,348)
Property, equipment and software, net	$364,386	$306,460

Depreciation and amortization expense was $0.2 million and $0.3 million for the years ended December 31, 2011, and 2010, respectively.  At December 31, 2011, the U.S. operations and Brazil operations own approximately 86% and 14% of Property, equipment and software, net of accumulated depreciation and amortization, respectively.

 REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

7.	INCOME TAXES

For the years ended December 31, 2011 and 2010, the benefit from income taxes is comprised of the following:

	Year Ended December 31,
	2011	2010
Current:
Federal	$-	$-
State	-	-
Foreign	-	902
Total	-	902

Deferred:
Federal	-	-
State	-	-
Foreign	(95,250)	(122,140)
Total	(95,250)	(122,140)
Income tax benefit	$(95,250)	$(121,238)

The provision for income taxes for the years ended December 31, 2011 and 2010 differs from the amount computed by applying the U.S. income tax rate of 34% to loss before taxes as follows:

	Year Ended December 31,
	2011	2010

Computed “expected” tax expense	$(2,345,921)	$(2,048,948)
Loss from equity-method investment	702,536	517,717
State taxes, net of federal benefit	(223,587)	(167,067)
Change in valuation allowance	1,614,792	1,356,007
Tax effect of losses and rates in non-US jurisdictions	113,836	169,089
Tax effect of other permanent items	43,094	51,371
Other	-	593

Total	$(95,250)	$(121,238)

Loss before benefit from income taxes for the years ended December 31, 2011 and 2010, on a domestic versus foreign basis, consisted of the following:

	Year Ended December 31,
	2011	2010

Domestic	$(6,071,414)	$(4,830,570)
Foreign	(828,356)	(1,195,747)

Total	$(6,899,770)	$(6,026,317)

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting basis and are reflected as current or non-current depending on the classification of the asset or liability generating the deferred tax. The deferred tax provision for the periods shown represents the effect of changes in the amounts of temporary differences during those periods.

	December 31,
	2011	2010
Deferred tax assets:
Net operating loss carryforwards	$13,703,132	$12,434,401
Amortization	11,793	66,321
Depreciation of property, equipment and software	-	45,995
Deferred income and reserves	240,291	124,965
Stock-based compensation expense	9,136,952	8,954,255
Differences related to stock basis in equity investment	164,623	-
Less: Valuation allowance	(23,209,679)	(20,999,839)
Total deferred tax assets	47,112	626,098

Deferred tax liabilities:
Acquired intangibles	(25,000)	(120,250)
Depreciation of property, equipment and software	(40,752)	-
Foreign exchange gain/loss	(6,360)	(6,360)
Differences related to stock basis in equity investment	-	(619,738)
Total deferred tax liabilities	(72,112)	(746,348)

Net deferred tax liabilities	$(25,000)	$(120,250)

The following table represents a rollforward of the valuation allowance against deferred tax assets for fiscal 2011 and 2010:

	December 31,
	2011	2010

Balance at the beginning of year	$20,999,839	$19,081,594
Increase related to net operating loss and costs and expenses incurred in the current year	2,316,233	1,878,253
Change related to prior year true-ups	1,697	(4,530)
Effect of foreign exchange rate differences	(108,090)	44,522

Balance at end of year	$23,209,679	$20,999,839

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

The net operating losses available at December 31, 2011, to offset future taxable income in the U.S. federal, state, Hong Kong, China and Brazil jurisdictions are $30.9 million, $27.5 million, $0.5 million, $2.8 million and $8.2 million, respectively.  The income tax rates for Hong Kong, China and Brazil are 16.5%, 25% and 15%, respectively.  The net operating losses in the U.S. include losses in the amount of $3.9 million related to the purchase of DailyStrength.  The U.S. net operating losses are subject to certain rules under Internal Revenue Code Section 382 limiting their annual usage.  The federal net operating losses expire between the years 2024 and 2030.  The state net operating losses expire between the years 2016 and 2030.  The net operating losses generated in Hong Kong have no expiration date and carry forward indefinitely.  The net operating losses generated in China have a five year carryover period.  The net operating losses generated in Brazil have no expiration date and up to 30% of the net operating loss may be utilized each year.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers the reversal of existing taxable temporary differences, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable losses, at December 31, 2011, the Company believes it is not more likely than not that Remark Media will realize the benefits of these deductible differences. Therefore, a full valuation allowance has been provided for all the net deferred tax assets.

The Company had no unrecognized tax benefits for the years ended December 31, 2011 and 2010 and does not expect its unrecognized tax benefits to change significantly over the next 12 months.

Remark Media files United States state and foreign income tax returns in jurisdictions with varying statutes of limitations.  The 2004 through 2010 tax years generally remain subject to examination by federal and most state tax authorities with respect to net operating losses.  In significant foreign jurisdictions, the 2007 through 2010 tax years generally remain subject to examination by their respective tax authorities.

8.	STOCKHOLDERS’ EQUITY

Common Stock

On February 16, 2010, the Company conducted a reverse split of its common stock, par value $0.001, at a ratio of 10-for-1 (the “Reverse Split”), at which time each share of common stock was automatically reclassified as and converted into one-tenth of a share of common stock.  Each stockholder’s percentage ownership in the Company and proportional voting power remained unchanged by the Reverse Split, except for those adjustments resulting from stockholders receiving cash in lieu of fractional shares.  In connection with the Reverse Split, the number of authorized shares of the Company’s capital stock was reduced accordingly by a ratio of 10-for-1. Any reference to the Company’s stock for the year 2009 within this document has been adjusted to reflect the effects of the Reverse Split.

Subsequent to the Reverse Split, the par value per share of the common stock remained unchanged at $0.001 per share.  As a result, on the effective date of the Reverse Split, the stated capital on the Company’s consolidated balance sheet attributable to common stock was reduced and the additional paid-in capital account was increased by the amount by which the stated capital is reduced. In addition, the net income or loss per share was increased because there were fewer shares of the Company’s common stock outstanding. Employee and director share and option grants as well as associated exercise prices were also adjusted in the same proportion as the Reverse Split.

Each share of the common stock entitles its holder to one voting right.

At December 31, 2011, the Company had outstanding warrants to acquire 95,359 shares of common stock of which 65,359 shares had an exercise price of $3.06 and will expire in 2014. The exercise price of the remaining warrants ranges from $35.00 to $98.90 and the warrants will expire through 2017.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

Stock Based Compensation

Remark Media has authorized 800,000 shares under the 2006 Equity Incentive Plan adopted April 13, 2006 (the “2006 Plan”), and an additional 525,000 shares authorized under the 2010 Equity Incentive Plan adopted June 15, 2010, as modified on December 30, 2011 (the “2010 Plan”), for grant as part of long-term incentive plans to attract, retain and motivate its eligible executives, employees, officers, directors and consultants.  Options to purchase common stock under the 2006 and 2010 Plans have been granted to its officers and employees with an exercise price equal to the fair market value of the underlying shares on the date of grant.

On June 15, 2010, the Company granted 8,000 shares of restricted stock to members of its Board of Directors.  The grant date fair value was $2.10 per share.  Of the 8,000 shares granted, 7,100 shares vested on December 31, 2010 and the remaining shares were forfeited.

On February 2, 2011, the Company granted 16,000 shares of restricted stock to members of its Board of Directors. The grant date fair value was $3.52 per share. Of the 16,000 shares granted, 13,840 shares vested on December 31, 2011.

On February 25, 2011, the Company granted 33,000 shares of restricted stock to members of senior management. The grant fair value was $2.88 per shares. The 33,000 shares granted fully vested on December 31, 2011.

On July 17, 2010, the Company granted stock options covering 9,020 shares at an exercise price of $3.85 per share.  These options vest in approximately two years from the grant date and their fair value on the grant date was $3.02 per share.

On September 21, 2010, the Company granted stock options covering 140,000 shares at an exercise price of $6.06 per share.  These options vest in three years. Of the 140,000 shares, 45,000 shares were forfeited on December 31, 2011. The fair value of these options on the grant date was $4.93 per share.

On February 25, 2011, the Company granted stock options covering 177,500 shares at an exercise price of $2.88 per share. These options vest in three years. Of the 177,500 shares granted, 44,675 shares were forfeited on December 31, 2011. The fair value of these options on the grant date was $2.29 per share.

In addition, 16,671 shares were forfeited related to options granted in November of 2009.

The Company uses the Black-Scholes options pricing model to value its options, using the assumptions in the following table for 2011 and 2010.  Expected volatilities are based on the historical volatility of its stock.  The expected term of options represents the period of time that the options granted are expected to be outstanding.  The Company uses the midpoint method to estimate the expected term for options granted as sufficient historical data regarding exercise of options is not available nor information readily available regarding comparable plans sufficient to use as a basis to estimate the expected term value.  The risk-free rate of periods during the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.  The dividend yield is based on expected dividends to be paid over the term of the options.

	2011	2010

Expected volatility	105.8%	185.6% - 197.7%
Expected life in years	5.75	5.75 – 6.25
Dividend yield	-	-
Risk free interest rate	2.50%	1.34% - 1.99%

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

In accordance with ASC 718, stock-based compensation cost is measured based on the fair value of the award on the date of the grant, and is recognized as an expense over the employee’s requisite service period.  Stock-based compensation expense for the years ended December 31, 2011, and 2010, was $0.6 million and $0.3 million, respectively.  Unrecognized compensation expense as of December 31, 2011, relating to non-vested stock options approximated was $0.4 million and is expected to be recognized through 2013.  At December 31, 2011, no options have been exercised under this plan.  Stock options have a maximum term of 10 years from the grant date.

A summary of stock option activity and related information as of December 31, 2011, and changes during the year then ended, is presented below:

	Number of options	Weighted average exercise price	Weighted average remaining contract term (years)	Aggregate Intrinsic Value
Options
Outstanding at January 1, 2011	936,679	$56.19
Granted	177,500	2.88
Forfeited	(220,346)	35.56
Exercised	-	-
Total outstanding at December 31, 2011	893,833	41.80	6.3	$57,929
Options exercisable at December 31, 2011	763,081	$48.22	5.9	$39,389

The fair value of options vested during the years ended December 31, 2011 and 2010, were $0.5 million and $0.2 million, respectively. The grant-date fair value of options granted during the years 2011 and 2010 was $0.4 million and $0.7 million.

As of December 31, 2011, 55,535 shares and 310,790 shares are available for future issuance under the Equity Incentive Plans for 2006 and 2010, respectively.

Restricted stock activity during the year ended December 31, 2011 is shown in the following table.  A summary of restricted stock activity and related information as of December 31, 2011, and changes during the year then ended is presented below:

	Number of shares	Weighted average grant date fair value

Shares
Unvested balance, January 1, 2011	-	-
Granted	49,000	$3.09
Vested	(46,840)	3.07
Forfeited	(2,160)	3.52
Total unvested at December 31, 2011	-	$-

The total fair value of restricted stock vested during the year ended December 31, 2011 was approximately $0.14 million.

As of December 31, 2011, there was no unrecognized compensation expense related to non-vested restricted stock.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

9.	EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the Company’s basic and diluted earnings per share computations:

	Year Ended December 31,
	2011	2010
Loss per share:
Net loss	$(6,804,520)	$(5,905,079)
Weighted average shares outstanding, basic and diluted	5,416,109	5,368,419

Net loss per share, basic and diluted	$(1.26)	$(1.10)

Common shares and dilutive securities:
Weighted average shares outstanding	5,416,109	5,368,419
Dilutive stock options	-	-
Total common shares and dilutive securities	5,416,109	5,368,419

Stock options and warrants are not included in the diluted earnings per share calculation above as they are anti-dilutive.  The number of anti-dilutive weighted average shares outstanding excluded from the calculation above was 1,109,019 and 883,836 for the years ended December 31, 2011 and 2010 respectively.

10.	RELATED PARTY TRANSACTIONS

On October 30, 2009, the Company entered into and effectuated a series of transactions with Sharecare, a related party.  As a result of these transactions, the Company received an equity stake in Sharecare, sold substantially all of the assets of its DailyStrength subsidiary to Sharecare, agreed to provide management and website development services to Sharecare, and received a limited license to use the Sharecare web platform for its own businesses.  Additionally, the Company issued a promissory note to Sharecare, all of which was settled by services the Company provided to Sharecare during 2009.

Jeff Arnold, a former member of the Company’s Board of Directors, is the Chairman and Chief Executive Officer and a significant stockholder of Sharecare.  Additionally, Discovery Communications, Inc., the Company’s largest stockholder, is a significant stockholder of Sharecare.  Until December 17, 2009, Bruce Campbell, President of Digital Media and Business Development for Discovery Communications, was a member of the Company’s Board of Directors.  The Company’s Board of Directors established a Special Committee on May 18, 2009, consisting of three independent directors without any interests in Sharecare to evaluate and recommend the terms of these transactions to the Board.  The Special Committee engaged a third party financial adviser to provide a fairness opinion on the totality of the transactions.  All terms recommended by the Special Committee were unanimously approved by the Board, with Mr. Arnold and Mr. Campbell abstaining from voting.

The Company’s revenue from Sharecare for the years ended December 31, 2011 and 2010 totaled approximately $3.7 million and approximately $6.0 million, respectively.  As of December 31, 2011, the Company owned approximately 15.8% of the outstanding common stock of Sharecare.  The Company provided platform services to Sharecare, and amounts due from Sharecare represented 56% of accounts receivable balances as of December 31, 2011.  The Content and Platform services agreement with Sharecare expired in December 2011.

In April 2010, the Company entered into an agreement with Discovery Communications, LLC (“Discovery”) to provide website development services to Discovery.  The Company’s Content and Platform services revenue from Discovery, an affiliated entity, for the year ended December 31, 2011 totaled approximately $1.2 million, and Discovery represented 38% of accounts receivable balances as of December 31, 2011. The Content and Platform services agreement with Discovery expired in December 2011.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

On March 30, 2010, the Company entered into a 24-month sublease agreement with Sharecare for rental of its corporate headquarters in Atlanta, Georgia, effective March 1, 2010. In conjunction with the relocation of its headquarters in April 2011, the Company reduced the square footage and associated expense related to this sublease agreement, and on August 1, 2011, the Company and Sharecare mutually agreed to end the sublease agreement prior to the contracted termination date.

As of December 31, 2011 and 2010, the Company had an outstanding liability due to its affiliate, Discovery, of approximately $0.1 million.

11.	SEGMENTS

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.  Because of the Company’s integrated business structure, operating costs included in one segment can benefit other segments, and therefore these segments are not designed to measure operating income or loss directly related to the products included in each segment.  Reconciling amounts include adjustments to conform with U.S. GAAP and corporate-level activity not specifically attributed to a segment.  Corporate expenses include, among other items: corporate-level general and administration costs, technology costs and on-going maintenance charges; stock-based compensation expense related to stock and stock option grants; depreciation and amortization expense; and interest expense and income.

The Company has reported two segments for the years ended December 31, 2011 and 2010: Brands (formerly digital online publishing) and Content and Platform Services (formerly web platform services). The Brands segment consists of the websites related to the operations in Brazil and China and generates revenues from advertisers based in the respective countries. The Content and Platform Services segment consisted in 2011 and 2010 of the services provided to its affiliates, Sharecare and Discovery. These services are related to the design, development, hosting and related services necessary to launch and operate websites for Sharecare and Discovery through the Company’s direct activities and management of third party vendors.  The operating results for services performed under the Sharecare and Discovery’s services agreement are included in the content and platform services segment. Loss in equity-method investment is included in the tables below under the other income (expense) line.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

Revenue, operating loss and total assets regarding reportable segments are presented in the following tables:
	Brands	Content and Platform Services	Corporate	Total

Year Ended December 31, 2011:

Revenue	$140,702	$4,851,224	$-	$4,991,926
Operating (loss) income	(832,935)	1,666,693	(5,550,534)	(4,716,776)
Interest expense	(60)	-	(123,420)	(123,480)
Other income (expense)	4,638	-	(2,064,152)	(2,059,514)
Income tax benefit		-	(95,250)	(95,250)
Net (loss) income	$(828,357)	$1,666,693	$(7,642,856)	$(6,804,520)

	Brands	Content and Platform Services	Corporate	Total

Year Ended December 31, 2010:

Revenue	$190,712	$6,464,352	$-	$6,655,064
Operating (loss) income	(1,196,653)	1,119,007	(4,440,488)	(4,518,134)
Interest income	-	-	14,514	14,514
Other expense	-	-	(1,523,599)	(1,523,599)
Income tax benefit	-	-	(122,140)	(122,140)
Net (loss) income	$(1,196,653)	$1,119,007	$(5,827,433)	$(5,905,079)

	December 31,
	2011	2010

Total assets:

Brands	$118,503	$400,660
Content and platform services	302,129	658,944
Business segments	420,632	1,059,604
Corporate	3,315,385	8,828,172
Total assets	$3,736,017	$9,887,776

	December 31,
	2011	2010
Investment in unconsolidated entity:
Business segments	$-	$-
Corporate	905,852	2,972,135
Total investment in unconsolidated entity	$905,852	$2,972,135

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

	Year Ended December 31,
	2011	2010
Loss in investment of unconsolidated entity:
Business segments	$-	$-
Corporate	(2,066,283)	(1,522,697)
Total loss on investment in unconsolidated entity	$(2,066,283)	$(1,522,697)

The table below is a summary of selected financial information by country of operation:

	Year Ended December 31,
	2011	2010
Revenues:
United States	$4,851,224	$6,464,352
Brazil	115,552	176,295
China	25,150	14,417
Total	$4,991,926	$6,655,064

	Year Ended December 31,
	2011	2010
Long-lived assets:
United States	$414,856	$660,257
Brazil	65,959	102,510
China	-	41,122
Total	$480,815	$803,889

12. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into operating leases for office space.  The lease agreement associated with its headquarters required a security deposit and included an allowance which was used against leasehold improvements. The security deposit and the allowance were recorded as an asset and a liability, respectively in the Company’s consolidated financial statements in accordance with ASC 840, “Leases”.   Rental expense for operating leases, which is recognized on a straight-line basis over the lease term, was $0.08 million and $0.03 million for the years ended December 31, 2011 and 2010, respectively. The Company does not have any capital leases.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

The following table represents the approximate future minimum lease payments at December 31, 2011 due under non-cancellable operating lease agreements with terms in excess of a year:

Operating Lease Commitments

2012	$174,287
2013	198,110
2014	273,596
2015	297,282
2016	127,683
Total	$1,070,958

13.	SUBSEQUENT EVENTS

In accordance with ASC 855, “Subsequent Events” , the Company evaluated subsequent events through the date the financial statements are issued and as a result, is reporting the following:

On February 27, 2012, the Company entered into definitive equity financing agreements with accredited and institutional investors to raise funds in the amount of $4.25 million through a private placement. In connection with the transaction, the Company issued to investors common stock priced at $4.50 per share. Investors also received warrants to acquire shares of common stock at an exercise price of $6.81 per share, in the amount of 25% of the number of shares of common stock that the investors purchased. On February 29, 2012, the Company received $4.25 million in cash and issued to the investors a total of 944,777 shares of common stock and warrants to acquire an additional 236,194 shares of common stock. The Company also paid a placement agent fee of 7% of the proceeds of the offering or approximately $0.3 million, and issued a three-year warrant to the Placement Agent to purchase up to an aggregate of 35,429 shares of Common Stock at an exercise price of $7.46 per share.

On February 26, 2012, the Company entered into an agreement and plan of merger with Banks.com, Inc. (BNNX.PK), pursuant to which Banks.com will become a wholly-owned subsidiary of Remark Media (the "Banks.com Merger"). Banks.com is a leading financial services portal operating a unique breadth and depth of financial products and services. Upon the closing of the merger, which is subject to standard conditions to closing including the approval of  Banks.com shareholders, Remark Media will issue up to 702,784 shares of Common Stock, representing approximately 11  percent of its shares issued and outstanding as of March 22, 2012, to the shareholders of Banks.com, plus $300,000 in cash, as consideration for the merger.

On January 17, 2012, Sharecare announced that it has secured $14.0 million equity financing and it has also acquired The Little Blue Book in exchange for Sharecare common stock. The transaction will decrease the Company’s interest ownership to approximately 14.6%.

REMARK MEDIA, INC. AND SUBSIDIARIES (formerly HSW INTERNATIONAL, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed In U.S. Dollars)

14.	QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table sets forth the Company’s unaudited quarterly results of operations for the four quarters for each of the years 2011 and 2010.
Year Ended December 31, 2011	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenue	$1,546,074	$1,281,156	$1,210,279	$954,417
Gross margin	470,200	453,072	442,892	438,383
Operating loss	(1,207,154)	(929,106)	(1,457,797)	(1,122,719)
Net loss	$(1,653,248)	$(1,012,610)	$(2,135,586)	$(2,003,076)

Net loss per basic and diluted share	$(0.31)	$(0.19)	$(0.39)	$(0.37)
Weighted average shares outstanding, basic and diluted	5,388,289	5,424,455	5,408,455	5,422,295

Year Ended December 31, 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenue	$1,374,111	$1,439,958	$2,038,441	$1,802,554
Gross margin	224,807	327,424	340,018	357,687
Operating loss	(1,354,550)	(1,048,471)	(581,572)	(1,534,460)
Net loss	$(1,426,773)	$(1,573,595)	$(1,239,215)	$(1,690,011)
Net loss per basic and diluted share	$(0.27)	$(0.29)	$(0.23)	$(0.31)
Weighted average shares outstanding, basic and diluted	5,369,829	5,369,829	5,368,399	5,368,476

INDEX TO BANKS.COM, INC. AND SUBSIDIARIES FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2012 AND DECEMBER 31, 2011 (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

BANKS.COM, INC. AND SUBSIDIARIES

PART I – FINANCIAL INFORMATION

Item 1 – Financial Statements

Condensed Consolidated Balance Sheets
(in thousands, except share and par value data)

	March 31,	December 31,
	2012	2011
	(unaudited)	(2)
Assets
Current assets:
Cash	$201	$112
Accounts receivable	311	279
Prepaid expenses and other	107	114
Deferred income taxes	-	62

Total current assets	619	567

Property and equipment, net	68	62
Domains and other intangibles, net	2,126	2249
Other assets	71	68
Deferred income taxes	-	-

Total assets	$2,884	$2,946

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$792	$710
Accrued liabilities	321	312
Accrued dividends	106	99
Deferred revenue	4	24
Notes payable, current portion, net of discount	221	203

Total current liabilities	1,444	1,348

Notes payable, less current portion	384	412

Total liabilities	1,828	$1,760

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.001 par value, 5,000,000 shares authorized, 3,000,000 and 3,000,000 shares issued and outstanding	3	3
Common stock, $.001 par value; 125,000,000 shares authorized, 26,003,009 and 25,814,103 shares issued and outstanding	26	26
Additional paid-in capital	10,942	10,952
Accumulated deficit	(9,915)	(9,795)

Total stockholders’ equity	1,056	1,186

Total liabilities and stockholders’ equity	$2,884	$2,946
See accompanying notes to condensed consolidated financial statements.

(2) Derived from the Company’s audited consolidated financial statements as of December 31, 2011.

BANKS.COM, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive (Loss) Income (Unaudited)
(in thousands, except share and per share data)

	Three Months Ended March 31,
	2012	2011

Revenues	$1,027	$1,943
Operating expenses:
Traffic acquisition costs	136	552
Depreciation and amortization	135	423
Sales and marketing	55	171
General and administrative	546	652
Impairment of domains	154	-

Total operating expenses	1,026	1,798

Loss from operations	1	145
Interest expense	(52)	(35)
Loss before income taxes	(51)	110
Income tax (expense) benefit	(62)	(49)

Net loss	$(113)	$61

Preferred stock dividends	(7)	(7)

Net loss available to common stockholders	$(120)	$54

Other comprhensive (loss) income	-	-

Comprehensive (loss) income	$(120)	$54

Net loss per common share available to common stockholders:
Basic	$-	$-
Diluted	$-	$-

Weighted average common shares outstanding
Basic	26,003,009	25,814,103
Diluted	26,003,009	27,199,777

See accompanying notes to condensed consolidated financial statements.

BANKS.COM, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Stockholders' Equity

For the Three Months Ended March 31, 2012 and 2011
(dollars in thousands)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount

Balance at December 31, 2010	3,000,000	$3	25,814,103	$26	$10,824	$(94)	$10,759
Preferred stock dividends	-	-	-	-	-	(7)	(7)
Stock-based compensation (unaudited)	-	-	-	-	(6)	-	(6)
Net income (unaudited)	-	-	-	-	-	61	61

Balance at March 31, 2011	3,000,000	$3	25,814,103	$26	$10,818	$40	$10,807

Balance at December 31, 2011	3,000,000	3	26,003,009	26	10,952	(9,795)	1,186
Preferred stock dividends	-	-	-	-	-	(7)	(7)
Stock-based compensation	-	-	-	-	(10)	-	(10)
Net loss	-	-	-	-	-	(113)	(113)

Balance at March 31, 2012	3,000,000	$3	26,003,009	$26	$10,942	$(9,915)	$1,056

See accompanying notes to condensed consolidated financial statements.

BANKS.COM, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)
(in thousands)

	Three Months Ended March 31,
	2012	2011
Cash Flows from operating activities:
Net loss	$(113)	$61
Adjustment to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	12	90
Amortization of domains and other	123	333
Amortization of debt issuance costs	27	-
Deferred income taxes	62	47
Stock-based compensation	(10)	(6)
Change in operating assets and liabilities:
Accounts receivable	(32)	(421)
Prepaid expenses and other	7	(4)
Other assets	(3)	(4)
Accounts payable	82	67
Accrued liabilities	9	(6	8)
Deferred revenue	(20)	1

Net cash provided by operating activities	144	96

Cash flows from investing activities:
Purchase of property and equipment	(18)	(5)

Net cash used in investing activities	(18)	(5)

Cash flows from financing activities:
Net repayments of revolving line of credit	-	(106)
Payment of notes payable	(37)	(20)

Net cash used in financing activities	(37)	(126)

Net increase (decrease) in cash	89	(35)
Cash at beginning of period	112	107

Cash at end of year	$201	$72

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	21	38

Income taxes	1	4

Noncash financing and investing activities:
Preferred stock dividends accrued	$7	$7

See accompanying notes to condensed consolidated financial statements.

BANKS.COM, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(1)  Description of Business and Basis of Presentation

The accompanying unaudited condensed consolidated financial statements include the accounts of Banks.com, Inc. (“Banks.com”) and  its wholly-owned subsidiaries which consist of InterSearch Corporate Services, Inc. (“ICS”), Dotted Ventures, Inc. (“Dotted”), and MyStockFund Securities, Inc. (“MyStockFund”), collectively, the “Company”.

Banks.com operates in the pay-per-click search engine and Internet advertising industries, and owns and maintains an Internet domain portfolio including www.banks.com, www.irs.com, and www.filelater.com.

ICS is engaged principally in the business of providing highly skilled Internet and technology focused consultants.

Dotted owns an ICANN accredited domain Registrar business.

MyStockFund is an online broker-dealer that offers an array of financial products and services with a focus on fractional share investing.

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to Rule 8-03 of Regulation S-X under the Securities Act of 1933, as amended.  Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for annual financial statements.  In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included.  Our business is highly seasonal and operating results for the three months ended March 31, 2012 are not necessarily indicative of the results that may be expected for the year ended December 31, 2012, or for any other period.  The condensed consolidated balance sheet at December 31, 2011 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and notes required by accounting principles generally accepted in the United States of America for complete financial statements.  These unaudited condensed consolidated financial statements and notes should be read in conjunction with the Company’s audited financial statements and accompanying notes included in the Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “SEC”).

Management has evaluated events occurring subsequent to the balance sheet date through the financial statement issuance date for disclosure.

(2) Significant Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. These judgments are difficult as matters that are inherently uncertain directly impact their valuation and accounting. Actual results may vary from management’s estimates and assumptions.

The Company’s significant accounting policies are disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC.

Stock-Based Compensation. The Compensation-Stock Compensation Topic of the FASB ASC 718 addresses the accounting for stock options. It requires that the cost of all employee, director and consultant stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. It is applicable to any award that is settled or measured in stock, including stock options, restricted stock, stock appreciation rights, stock units, and employee stock purchase plans.

BANKS.COM, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements, Continued

(2)  Significant Accounting Policies, Continued

Stock-Based Compensation, Continued. The Company had two equity incentive plans at March 31, 2012, the 2004 Equity Incentive Plan (“2004 Plan”), and the 2005 Equity Incentive Plan (“2005 Plan”), which replaced the 2004 Plan. The termination of the 2004 Plan did not affect any outstanding options under the 2004 Plan, and all such options will continue to remain outstanding and governed by the 2004 Plan, but no shares will be available for grant under the 2004 Plan. At March 31, 2012, 1,010,706 shares remained available for grant under the 2005 Plan.

A summary of the stock option activity in the Company's equity incentive plans is as follows:

	Number of Shares	Weighted-Average Per Share Exercise Price	Weighted-Average Remaining Contractural Term	Aggregate Intrinsic Value

Outstanding at December 31, 2011	972,500	$0.65	5.88 years	$-
Granted	-	-
Forfeited	(120,000)	0.42
Exercised	-	-

Outstanding as March 31, 2012	852,500	$0.68	4.57 years	$6,000

Exercisable at March 31, 2012	770,625	$0.73	4.29 years	$6,000

At March 31, 2012, the Company had 81,875 unvested stock options outstanding and there was $55,000 of total unrecognized compensation expense related to unvested stock-based compensation arrangements granted under the plans. This cost is expected to be recognized monthly on a straight-line basis over the appropriate vesting periods through January 2014.  The total net fair value of stock options vested and recognized as compensation expense was negative $10,000 for the three months ended March 31, 2012, compared to negative $6,000 for the same period in 2011, due to forfeiture adjustments in both periods. The associated income tax benefit recognized was zero for the three months ended March 31, 2012, compared to $4,000 for the same period in 2011. There were no stock options granted during the three months ended March 31, 2012 or 2011.

On January 1, 2005, the Company established an Employee Stock Ownership Plan (“ESOP”) to serve as a benefit to employees. Each year, at the discretion of the Board of Directors, the Company may make a contribution to the ESOP in Company stock or in cash. As of March 31, 2012, no shares have been allocated to the plan.

Revenue Recognition. Pay-for performance search results are recognized in the period in which the “click-throughs” occur. “Click-throughs” are defined as the number of times a user clicks on a search result. Revenues derived from consulting services are recorded on a gross basis as services are performed and associated costs have been incurred using employees or independent contractors of the Company. The Company has agreements with various entities, networks of Web properties that have integrated the Company’s search service into their sites, to provide pay-for-performance search results. The Company pays these entities based on click-throughs on these listings. The revenue derived from pay-for-performance search results related to traffic supplied by these entities is reported gross of the payment to these entities. This revenue is reported gross primarily because the Company is the primary obligor to its customers.  Credits for charge backs are recorded net of accounts receivable. Estimated charge backs are included in the allowance for doubtful accounts, if any.

BANKS.COM, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements, Continued

(2)  Significant Accounting Policies, Continued

Internet Domains and Other Intangibles. Internet domains, or URLs, are stated at cost, less accumulated amortization. Amortization expense is computed using the straight-line method over the estimated useful lives of the assets of 5 to 15 years. The internet domain assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Based on the impairment tests performed there was no impairment of internet domains during the three months ended March 31, 2012 and 2011. However, internet domain impairment tests have resulted in a charge to operations in the past, and there can be no assurance that future internet domain impairment tests will not result in a charge to operations. Other intangibles consist primarily of customer relationships that are amortized over their estimate useful lives (generally five years).

(3)  Net Income Per Share

Basic net income per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted net income per share for the three months ended March 31, 2011 was computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options and warrants, computed using the treasury stock method, plus the effect of outstanding convertible preferred stock using the if converted method. Outstanding stock options and warrants are not considered dilutive securities for the three months ended March 31, 2012 due to the net losses incurred by the company.  Net income per common share has been computed based on the following:

	Three Months Ended March 31,
	2012			2011
	Net Loss	Weighted Average Shares	Per Share Amount	Net Loss	Weighted Average Shares	Per Share Amount
	(dollars in thousands, except share and per share amounts)

Basic:
Net loss	$(113)	26,003,009	$-	$61	25,814,103	$-
Less: preferred stock dividends	(7)			(7)

Net loss available to common stockholders	$(120)	26,003,009	$-	$54	25,814,103	$-
Effect of dilutive securities:
Assumed conversion of preferred stock	$7	-		7	1,000,000
Incremental shares from assumed conversion of options		-			385,674

Diluted:
Net loss available to common stockholders and assumed conversions	$(113)	26,003,009	$-	$61	27,199,777	$-

At March 31, 2011, a total of 413,750 outstanding options and 477,000 outstanding common stock warrants were excluded from the calculation of earnings per share due to the exercise price exceeding the average market price for the three months ended March 31, 2011. All outstanding options and warrants were anti-dilutive for the three months ended March 31, 2012 because of the Company’s loss position and were therefore excluded from the earnings per share calculation.

(4)  Warrants

At March 31, 2012, there were 2,083,333 outstanding warrants to purchase the Company’s common stock at an exercise price of $0.06, which expire on December 28, 2016. At March 31, 2011, there were 477,000 outstanding warrants to purchase the Company’s common stock at an exercise price of $1.60, which expired on July 20, 2011.

BANKS.COM, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements, Continued

(5)  Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock. On January 6, 2009 and January 9, 2009, the Company amended the Articles of Incorporation of the Company to designate a series of preferred stock of the Company as Series C Preferred Stock, and authorized the issuance of 3,000,000 shares of Series C Preferred Stock. The Series C Preferred Shares are convertible, at any time at the option of the holders, into shares of the Company’s common stock on a 3:1 ratio, subject to adjustments for any stock dividends, splits, combinations and similar events. Each share of the Series C Preferred Stock will be entitled to receive a 10% annual cumulative dividend, compounded annually. These dividends will be payable only upon a liquidation or conversion to common. For any other dividends or distributions, the Series C Preferred Stock will participate with the common stock. On January 6, 2009, the Company’s Chief Executive Officer purchased 3,000,000 shares of Series C Preferred Stock, par value $.001 per share, for an aggregate purchase price of $300,000 or $0.10 per share.

(6)  Income Taxes

The Company records deferred income tax assets and liabilities to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. The Company measures deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

An income tax valuation allowance of 4,833,000 was established at December 31, 2011 related to tax net operating losses that management believes may not be utilized to offset future taxable income. At March 31, 2012, an additional valuation allowance of $62,000 was recorded to reduce the tax assets to the net value management believed was more likely than not to be realized.

(7)  Notes Payable

On December 7, 2010, the Company entered into a sale-leaseback arrangement with Domain Capital, LLC, (“Domain Capital”) consisting of an agreement to assign the domain name, Banks.com, to Domain Capital in exchange for $600,000 in cash and a lease agreement to lease back the domain name from Domain Capital for a five year term with an effective interest rate of 15%. At the same time, the parties also entered into an Exclusive Option to Purchase whereby Domain Capital granted the Company an option to purchase the Banks.com domain name for a nominal amount at the end of the lease. The lease agreement was effective as of the close of the assignment of the domain name and provides for monthly payments of $14,274. The Company accounts for this transaction as a financing due to the Company’s continuing involvement and bargain purchase at end of the lease. The lease agreement provides for customary events of default, including, among other things, nonpayment, failure to comply with the other agreements in the lease agreement within certain specified periods of time, and events of bankruptcy, insolvency and reorganization. The Company may pre-pay the balance of the lease payments at any time by paying to Domain Capital the pre-payment amount as described in the lease agreement, provided that if certain events of default have occurred and are continuing, the Company must exercise its right to pre-pay within 15 days following its receipt of notice of such default from Domain Capital and must also pay any then outstanding lease payments. The capital lease obligation had a balance of $489,000 at March 31, 2012, of which approximately $105,000 is classified in current liabilities with the remainder being classified as long-term debt.

Effective as of December 21, 2010, the Company issued an unsecured promissory note in the amount of $100,000 (the “Note”) to the Company’s Chief Executive Officer, Daniel M. O’Donnell, and his wife, Kimberly L. O’Donnell, pursuant to which they loaned such amount to the Company. The Note bears interest commencing December 1, 2010, at the following rates: 20.00% per annum during the first six month period (December 2010 – May 2011); 15.00% per annum during the second six month period (June – November 2011); and 17.50% per annum during the third six month period (December 2011 – May 2012). Commencing December 31, 2010 and ending May 31, 2011, the Company made monthly payments of approximately $1,667, consisting solely of accrued interest on the outstanding principal amount of the Note. On May 31, 2011, a principal payment of $25,000 was due and paid on the Note. During the period commencing June 1, 2011 and ending May 31, 2012, the Company must make monthly principal payments averaging approximately $4,167 plus accrued interest on the outstanding principal amount of the Note. On May 31, 2012, the remaining unpaid principal balance of the Note will be due and payable. The Note is unsecured and subordinated to any of the Company’s existing and future indebtedness to Silicon Valley Bank. The Note had a balance of $33,895 at March 31, 2012, which is classified in current liabilities.

BANKS.COM, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements, Continued

(7)  Notes Payable, Continued

On December 28, 2011, the Company entered into a financing transaction (the “Transaction”) with the Company’s Chief Executive Officer, Daniel O’Donnell, and his wife, Kimberly O’Donnell pursuant to which the Company issued and sold to them in a private placement a convertible promissory note in the principal amount of $125,000 (the “Convertible Note”) and a warrant (the “Warrant”) to purchase an aggregate of 2,083,333 shares of the Company’s common stock. The aggregate gross proceeds to the Company from the Transaction were $125,000, excluding any proceeds from the exercise of the Warrant.

The Convertible Note bears interest commencing December 28, 2011 at the rate of 10.0% per annum. All outstanding principal of and accrued interest on the Convertible Note shall be due and payable on June 26, 2012. If the Convertible Note remains unpaid from and after the maturity date, the Convertible Note may be converted into shares of common stock at a conversion price of $0.04 per share, in whole or in part, at any time at the option of the holder(s) of the Convertible Note, subject to approval of the Company’s shareholders, if required. If, while any principal of or accrued interest on the Convertible Note is outstanding, the Company enters into any consolidation or merger whereby it is not the surviving or continuing corporation or upon the sale of all or substantially all of the assets of the Company, for consideration to the Company (or its shareholders) of less than $0.04 per share (the “Sales Price”), then, at the election of the holder(s) of the Convertible Note, the Company shall pay to such holders within 30 days of the consummation of any such transaction, an amount equal to $0.04 per share less the Sales Price multiplied by 3,125,000 shares (subject to adjustment for stock splits, dividends and combinations, recapitalizations and the like), provided that such payment shall not exceed $125,000. The foregoing payment is in addition to any outstanding principal or accrued interest owed to the holder(s) pursuant to the Convertible Note. The Company may elect to prepay all or any portion of the Convertible Note without penalty upon 30 days advance written notice to the holder(s) of the Convertible Note, provided that such holder(s) may convert the Convertible Note during such period. The Convertible Note contains various events of default, such as failing to timely make any payment under the Convertible Note when due, which may result in all outstanding obligations under the Convertible Note becoming immediately due and payable. The Note had a balance of $82,240, net of discount, at March 31, 2012, which is classified in current liabilities.

(8)  Revolving Line of Credit

In March 2010, the Company established a $2.5 million revolving line of credit with Silicon Valley Bank (“SVB”) for a term of one year. The interest rate applied when net cash was above $1 was prime plus 2.50%, while the applicable interest rate when net cash was below $1 was prime plus 3.25% with a 0.55% monthly collateral handling fee calculated daily. Net cash is defined as the deposit, unrestricted cash and short-term investments at or through SVB less SVB debt. The loan agreement between the Company and SVB (the “Loan Agreement”) was executed and effective on March 3, 2010 and initially funded on March 5, 2010. Under the terms of the Loan Agreement, SVB could advance funds to the Company collateralized by certain receivables not to exceed $3,125,000. An amendment to the Loan Agreement on November 24, 2010, among other things, decreased the facility amount to $1,250,000. On March 2, 2011, another amendment decreased the facility amount to $175,000, and extended the term of the Loan Agreement to April 1, 2011, when it ultimately terminated. As of March 31, 2011, the Company had no balance on its revolving line of credit with SVB. As of March 31, 2012, the Company had no revolving line of credit.

(9)  Liquidity

The Company incurred losses of $9.7 million and $113,000 in calendar year 2011 and for the three months ended March 31, 2012 respectively. Management believes that cash flows from operations will be sufficient to fund anticipated levels of operations for the next twelve months. In addition, the Company may seek a line of credit to meet seasonal working capital needs, if available, or sell non-core assets or alternatively raise new equity and or debt as needed. The Company has been exploring various strategic alternatives culminating in its recent agreement, described in Note 12, Pending Merger Transaction. If the Company is unable to achieve sufficient cash flows from operations, obtain adequate financing from lenders, or complete its pending merger, its ability to continue normal business operations may be substantially limited.

BANKS.COM, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements, Continued

(10)  Economic Dependence, Accounts Receivable and Concentration of Risk

A substantial portion of the Company’s revenues have historically been generated by a limited number of advertising network partners. The Company is paid when search results generated by these partners are clicked on one of the Company’s web properties. The expiration of one or more of these contracts has historically adversely impacted the operations of the Company. Our contractual relationship with InfoSpace, Inc. was consummated in the fourth quarter of 2007 and historically accounted for a substantial portion of the Company’s revenues. This agreement last renewed on December 31, 2011, and automatically renews for successive one year terms unless either party provides the other written notice of termination at least thirty (30) days prior to the end of the then current term. During the three months ended March 31, 2012 and 2011, revenues generated by this partner totaled $38,000 and $668,000, respectively. Accounts receivable at March 31, 2012 and December 31, 2011, respectively, included zero and $33,000 due from this advertising network partner. The Company has taken proactive measures to both mitigate its reliance on revenue it derives from this relationship and develop new partnerships with alternative providers of online search and advertising. In addition, the change in the Company’s business model to diversify its strategy to include customer acquisition through offering financial products and services is expected to gradually reduce the Company’s reliance on advertising network partners.

(11)  NYSE Amex Delisting

The Company received notice from NYSE Amex LLC by letter dated June 20, 2011, indicating that the Company was not in compliance with Section 1003(f)(v) of the Exchange’s Company Guide in that the Company’s securities had been selling at a low price per share for a substantial period of time. The Company’s continued listing was predicated on it effecting a reverse stock split of its common stock within a reasonable amount of time, which the Exchange had determined to be no later than November 18, 2011. This deadline for compliance reflected a truncation under Section 1009(h) of the Company Guide, which provides that Staff may truncate the continued listing evaluation and follow-up procedures if a company, within 12 months of the end of a plan period, is again determined to be below continued listing standards.

Then on November 22, 2011, the Company received notice from the Exchange indicating that the Company no longer complied with the Exchange’s continued listing standards due to the low selling price of its common stock, as set forth in Section 1003(f)(v) of the Company Guide and that its securities were, therefore, subject to being delisted from the Exchange.

The Company requested an appeal hearing before a Listing Qualifications Panel (the “Panel”) and the hearing was held on January 19, 2012. On January 23, 2012, the Company was notified by the Exchange that the Panel had affirmed the Exchange’s determination to delist the common stock of the Company, and that trading in its common stock would be suspended on NYSE Amex, with formal delisting to follow. The Company was entitled to request that the full Committee on Securities review the decision of the Panel, although a request for review does not operate as a stay of the Panel’s decision. The Company decided not to request a review of the Panel’s decision.

The Company transitioned trading in its common stock to the OTCQB Marketplace, where its common stock began trading under the “BNNX” symbol on the computerized OTCQB system on January 30, 2012. Operated by OTC Markets Group Inc., the OTCQB is a market tier for OTC traded companies that are registered and reporting with the Securities and Exchange Commission.

(12)  Pending Merger Transaction

On February 26, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Remark Media, Inc. (“Remark”) where the Company will become a wholly owned subsidiary of Remark (the “Merger”). Pursuant to the terms of the Merger Agreement, all outstanding shares of the Company’s common stock and a warrant to purchase 2,083,333 shares of the Company’s common stock will be automatically converted into the right to receive shares of Remark’s common stock. In addition, a convertible promissory note (held by Kimberly & Daniel O’Donnell) will be cancelled, exchanged for and converted into a new promissory note that is not convertible. Finally, the Company’s Series C Preferred Stock and the accrued and unpaid dividends thereon will be automatically converted into the right to receive shares of Remark common stock and cash in the aggregate amount of $300,000. The maximum aggregate number of shares of Remark common stock issuable as a result of the Merger shall be 702,784, subject to adjustment based on the Company’s net working capital as of the closing of the Merger. Each share of the Remark common stock outstanding immediately prior to the effective time will remain outstanding and will not be affected by the Merger.

BANKS.COM, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements, Continued

(12)  Pending Merger Transaction, Continued

The consummation of the Merger is subject to certain conditions, including: the approval of the Merger Agreement by the Company’s shareholders; the Company’s net working capital (as of the last calendar day of the month end preceding the closing or, if closing occurs on the last calendar day of the month, on the closing date and estimated 3 business days prior to the closing of the Merger), shall not be less than negative $570,000; if any of the Company’s shareholders indicate that they will assert appraisal rights, such shareholders own less than 5% of all of the Company’s issued and outstanding common stock; Remark’s receipt, through the closing of equity financing, of at least $2.0 million of net cash proceeds; Remark’s filing of an application for the shares of Remark common stock (issued as merger consideration to the Company’s shareholders) to be listed on the NASDAQ Capital Market; the absence of any injunction or order of any court, arbitrator, mediator, tribunal, administrative agency, or other governmental authority that prohibits, restrains, or makes illegal the completion of the Merger; the receipt of all regulatory consents required to complete the Merger and the expiration of all waiting periods required by law; and the effectiveness of Remark’s registration statement on Form S-4 registering the shares of Remark common stock to be issued to the Company’s shareholders in the Merger.

The Merger Agreement contains customary representations and warranties for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for each of the parties to use reasonable best efforts to cause the transactions to be consummated. The Merger Agreement also contains covenants requiring the Company to call and hold a shareholder meeting and recommend adoption of the Merger Agreement, subject to applicable fiduciary duties. The Merger Agreement also requires the Company to, among other things, conduct its business in all material respects in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger. The Company is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to a “fiduciary duty” exception in certain circumstances.

Should the Merger Agreement be terminated, neither party will be required to pay the other party a termination fee or reimburse the other party for its expenses.

In connection with the Merger Agreement, holders of a majority of the voting rights of the Company’s capital stock, including the common stock and Series C Preferred Stock, voting together as a single class, have entered into Stockholders’ Support Agreements pursuant to which they agree to vote their shares of the Company in favor of the Merger at the special meeting of the Company’s shareholders. Also in connection with the Merger Agreement and as a condition to the closing of the Merger, Daniel O’Donnell will enter into an employment agreement with Remark.

In addition, if the proposed Merger is consummated, the Company’s business, operations, strategy, plans, financing and other matters as described in this report will no longer be subject to oversight by its current board of directors and officers and may differ materially from the description of these matters in this report.

The full text of the Merger Agreement may be found as an exhibit to the Company’s Securities Exchange Act filings. Please see Part II, Item 6. “Exhibits” for the reference cite to the Merger Agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Banks.com, Inc.
San Francisco, California:

We have audited the accompanying consolidated balance sheets of Banks.com, Inc. and Subsidiaries (the “Company”) at December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the two years ended December 31, 2011, in conformity with United States generally accepted accounting principles.

/s/Burr Pilger Mayer, Inc.
San Francisco, California
March 30, 2012

BANKS.COM, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and par value data)

	At December 31,
	2011	2010

Assets
Current assets:
Cash	$112	$107
Accounts receivable	279	656
Prepaid expenses and other	114	167
Deferred income taxes	62	316

Total current assets	567	1246

Property and equipment, net	62	277
Domains and other intangibles, net	2,249	10,618
Other assets	68	88
Deferred income taxes	-	890

Total assets	$2,946	$13,119

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$710	$1,017
Accrued liabilities	312	461
Accrued dividends	99	60
Deferred revenue	24	16
Revolving line of credit	-	106
Notes payable, current portion, net of discount	203	141

Total current liabilities	1,348	1,801

Notes payable, less current portion	412	559

Total liabilities	1,760	$2,360

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $.001 par value, 5,000,000 shares authorized, 3,000,000 and 3,000,000 shares issued and outstanding	3	3
Common stock, $.001 par value; 125,000,000 shares authorized, 26,003,009 and 25,814,103 shares issued and outstanding	26	26
Additional paid-in capital	10,952	10,824
Accumulated deficit	(9,795)	(94)

Total stockholders’ equity	1,186	10,759

Total liabilities and stockholders’ equity	$2,946	$13,119

See accompanying notes to consolidated financial statements.

 BANKS.COM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,
	2011	2010

Revenues	$4,433	$9,549
Operating expenses:
Traffic acquisition costs	1,611	4,021
Depreciation and amortization	1,571	1,714
Sales and marketing	524	1,049
General and administrative	2,484	3,878
Impairment of domains	6,653	-

Total operating expenses	12,843	10,662

Loss from operations	(8,410)	(1,113)
Gain on legal settlement	-	224
Other gain	6	-
Interest expense	(107)	(385)
Loss before income taxes	(8,511)	(1,274)
Income tax (expense) benefit	(1,151)	330

Net loss	$(9,662)	$(944)
Preferred stock dividends	(39)	(30)

Net loss available to common stockholders	$(9,701)	$(974)

Net loss per common share available to common stockholders:
Basic	$(0.37)	$(0.04)

Diluted	$(0.37)	$(0.04)

Weighted average common shares outstanding
Basic	25,931,361	26,093,681

Diluted	25,931,361	26,093,681

See accompanying notes to consolidated financial statements.

BANKS.COM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the Years Ended December 31, 2011 and 2010
(dollars in thousands)

	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity

Balance at December 31, 2009	3,000,000	$3	26,113,651	$26	$10,831	$880	$11,740
Preferred stock dividends	-	-	-	-	-	(30)	(30)
Exercise of common stock options	-	-	73,125	-	9	-	9
Common stock issued for services	-	-	100,000	-	39	-	39
Common stock issued to directors for services	-	-	150,000	-	54	-	54
Retirement of 622,673 shares of common stock	-	-	(622,673)	-	(224)	-	(224)
Stock-based compensation	-	-	-	-	115	-	115
Net loss	-	-	-	-	-	(944)	(944)

Balance at December 31, 2010	3,000,000	$3	25,814,103	$26	$10,824	$(94)	$10,759

Preferred stock dividends	-	-	-	-	-	(39)	(39)
Exercise of common stock options	-	-	38,906	-	5	-	5
Common stock issued to directors for services	-	-	150,000	-	20	-	20
Common stock warrant issued in connection with issuance of convertible note payable	-	-	-	-	55	-	55
Beneficial conversion feature in connection with issuance of convertible note payable	-	-	-	-	15	-	15
Stock-based compensation	-	-	-	-	33	-	33
Net loss	-	-	-	-	-	(9,662)	(9,662)

Balance at December 31, 2011	3,000,000	$3	26,003,009	$26	$10,952	$(9,795)	$1,186

See accompanying notes to consolidated financial statements.

 BANKS.COM, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2011	2010
Cash Flows from operating activities:
Net loss	$(9,662)	$(944)
Adjustment to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	254	414
Amortization of domains and other	1,317	1,300
Amortization of debt issuance costs	-	258
Impairment of domains	6,653	-
Deferred income taxes	1,144	(317)
Gain on legal settlement	-	(224)
Stock-based compensation	53	208
Change in operating assets and liabilities:
Accounts receivable	377	1,363
Prepaid expenses and other	53	118
Other assets	20	(20)
Accounts payable	(307)	(244)
Accrued liabilities	(149)	(176)
Deferred revenue	8	(91)

Net cash (used in) provided by operating activities	(239)	1,645

Cash flows from investing activities:
Proceeds from sale of equipment	5	-
Purchase of property and equipment	(45)	(16)
Proceeds from sale of domain	400	-
Cash paid for acquisitions	-	(240)

Net cash provided by (used in) investing activities	360	(256)

Cash flows from financing activities:
Exercise of common stock options	5	9
Debt issuance costs	-	(63)
Net proceeds from (repayments of) revolving line of credit	(106)	106
Proceeds of notes payable	125	700
Payment of notes payable	(140)	(2,210)

Net cash used in financing activities	(116)	(1,458)

Net increase (decrease) in cash	5	(69)
Cash at beginning of year	107	176

Cash at end of year	$112	$107

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$111	$117

Income taxes	$5	$267

Noncash financing and investing activities:
Preferred stock dividends accrued	$39	$30

See accompanying notes to consolidated financial statements.

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2011 and 2010 and for the Years Then Ended

(1)	Business and Organization

Description of Business. The consolidated financial statements include the accounts of Banks.com, Inc. (the “Parent”) and its wholly-owned subsidiaries which, as of December 31, 2011, consisted of InterSearch Corporate Services, Inc. (“ICS”), Dotted Ventures, Inc. (“Dotted”), and MyStockFund Securities, Inc. (“MyStockFund”), collectively, the “Company”.

ICS is engaged principally in the business of providing highly skilled Internet and technology consultants.

Dotted owns an ICANN accredited domain Registrar business.

MyStockFund is an online broker-dealer that offers an array of financial products and services.

The Parent is a Florida corporation organized in 1994. The Company owns and operates Internet media properties including: banks.com, irs.com, filelater.com and mystockfund.com, that provide users with relevant finance related content and services and provide vendors targeted online advertising opportunities. The Company intends to continue building a cohesive business around its suite of finance-related web properties. Through these properties, the Company provides access to current financial content, including financial news, business articles, interest-rate tables, stock quotes, stock tracking and financial calculators.  The Company also provides users access to online financial services including tax preparation, tax extensions and stock brokerage. Although the Company’s primary focus is on its financial services related websites, it also operates the proprietary search and shopping website, searchexplorer.com, and operated the proprietary website, look.com, until it was sold in October 2011.

Financial Results and Liquidity. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

At December 31, 2011, the Company had negative working capital of $0.8 million. During the years ended December 31, 2011 and 2010, the Company incurred a net loss of $9.7 and $1.0 million, respectively, primarily as a result of the impairment of domains of $6.7 million in 2011 and a continuing decline in revenues primarily attributable to a reduction in the Company’s search engine marketing efforts in 2011 and 2010.  Cash flows used in operations in 2011 were $0.2 million and cash flows provided by operations were $1.6 million in 2010. In late 2010 management drastically reduced its search engine marketing efforts and reassessed its strategy for this business line.  Accordingly, the Company significantly reduced its selling, general and administrative expenses in 2011 so as to better align its cost structure to be less reliant on search marketing.

Management believes that cash flows from operations will be sufficient to fund anticipated levels of operations for the next twelve months.  In addition, the Company may seek a line of credit to meet seasonal working capital needs, if available, or sell non-core assets or alternatively raise new equity and or debt as needed. The Company has been exploring various strategic alternatives culminating in its recent agreement, described in Note 17 titled “Pending Merger Agreement”. If the Company is unable to achieve sufficient cash flows from operations,  obtain adequate financing from lenders or complete its pending merger, its ability to continue normal business operations may be substantially limited.

(2)	Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of Banks.com, Inc. and its wholly-owned subsidiaries (collectively the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.   On an ongoing basis, we evaluate our estimates, including those related to the accounts receivable and bad debt allowance, fair values of financial instruments, intangible assets, useful lives of intangibles assets, fair values of stock-based compensation, income taxes and contingent liabilities, among others.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the result of which form the basis for making judgments about the carrying values of assets and liabilities.

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
At December 31, 2011 and 2010 and for the Years Then Ended

(2)	Summary of Significant Accounting Policies, Continued

Revenue Recognition. Pay-for-performance search results are recognized in the period in which the “click-throughs” occur. “Click-throughs” are defined as the number of times a user clicks on a search result. Revenues derived from consulting services are recorded on a gross basis as services are performed and associated costs have been incurred using employees or independent contractors of the Company. The Company has agreements with various entities, networks of Web properties that have integrated the Company’s search service into their sites, to provide pay-for-performance search results. The Company pays these entities based on click-throughs on these listings. The revenue derived from pay-for-performance search results related to traffic supplied by these entities is reported gross of the payment to these entities. This revenue is reported gross primarily because the Company is the primary obligor to its customers.

Deferred Revenue.   Revenues that are billed or collected in advance of services being completed are deferred until the conclusion of the period of the service for which the advance billing or collection relates. Deferred revenues are included on the balance sheet as a liability until the service is performed and then recognized in the period in which the service is completed. The Company’s deferred revenues primarily consist of billings in advance for direct advertising.

Traffic Acquisition Costs.   The Company enters into agreements of varying duration with certain entities that integrate the Company’s pay-for-performance search service into their sites. The Company expenses traffic acquisition costs based on a percentage of revenue, number of paid introductions, number of searches, or other metric based on the volume of the underlying activity or revenue multiplied by the agreed-upon price or rate.

Accounts Receivable and Allowance for Uncollectible Receivables. Accounts receivable are recorded at invoiced amount and do not bear interest. An allowance for uncollectible accounts receivable is recorded based on a combination of write-off history, aging analysis and any specific known troubled accounts. At December 31, 2011 and 2010 no allowance was necessary due to subsequent collection of substantially all accounts receivable.

Property and Equipment. Office equipment is stated at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets.

Internet Domains and Other Intangibles. Internet domains, or URLs, are stated at cost, less accumulated amortization. Amortization expense is computed using the straight-line method over the estimated useful lives of the assets of five to 15 years. The Internet domain assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Based on the impairment tests performed, the Company recorded impairment charges totaling $6.7 million on its domain names, look.com and irs.com, during the year ended December 31, 2011. There was no impairment of Internet domains during the year ended December 31, 2010. There can be no assurance that future Internet domain impairment tests will not result in a charge to operations. During each of the years ended December 31, 2011 and 2010, amortization expense related to intangible assets was $1.3 million. Approximate future amortization expense for the next five years is $490,000 for 2012, $250,000 per year for 2013 through 2015 and $200,000 for 2016. Other intangibles consist primarily of customer relationships and other intangibles that are amortized over their estimated lives (generally five years).

Impairment of Long-Lived Assets . The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If the carrying amount is not recoverable, the Company measures the amount of any impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset.

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
At December 31, 2011 and 2010 and for the Years Then Ended

(2)	Summary of Significant Accounting Policies, Continued

Income Taxes. The Company accounts for incomes taxes by recognizing the amount of taxes payable for the current year and deferred tax assets and liabilities for future tax consequences of events at enacted tax rates that have been recognized in our financial statements or tax returns. The Company performs periodic evaluations of recorded tax assets and liabilities and maintains a valuation allowance, if considered necessary. The determination of taxes payable for the current year includes estimates. The Company believes that it has appropriate support for the income tax positions taken, and to be taken, on its tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law.

Stock Compensation Plans. The Company requires that the cost of all employee, director and consultant stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. It is applicable to any award that is settled or measured in stock, including stock options, restricted stock, stock appreciation rights, stock units, and employee stock purchase plans.

The Company had two equity incentive plans at December 31, 2011, the 2004 Equity Incentive Plan (“2004 Plan”), and the Amended and Restated 2005 Equity Incentive Plan (“2005 Plan”), which replaced the 2004 Plan. The termination of the 2004 Plan did not affect any outstanding options under the 2004 Plan, and all such options will continue to remain outstanding and governed by the 2004 Plan, but no shares will be available for grant under the 2004 Plan. As of January 1, 2011, there were 385,081 shares of our common stock available for issuance under the 2005 Plan, and at December 31, 2011, there were 890,706 shares of our common stock available for issuance under the 2005 Plan.

Both incentive stock options and nonqualified stock options can be granted under the equity incentive plans, in addition to other stock-based awards which may include, but are not limited to, awards of restricted stock or plan awards denominated in the form of “stock units”, and grants of so-called “phantom stock”. The exercise price of the stock options is determined by the board of directors at the time of grant, but cannot be less than the fair market value of the common stock on the date of grant. The standard vesting schedule for stock options issued under the plans occurs over a four year period. The stock options must be exercised within ten years from the date of grant.

Net Loss Per Share. The Company computes net loss per share using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. In 2011 and 2010, potentially dilutive securities, composed of incremental common shares issuable upon the exercise of stock options and warrants, and conversion of preferred stock, were excluded from historical diluted loss per share because of their anti-dilutive effect.

Fair Value of Financial Instruments. Financial instruments, including cash, accounts receivable, accrued liabilities and accounts payable are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. The fair value of notes payable is estimated using discounted cash flow analysis based on the Company’s incremental borrowing rates for similar types of borrowings. The fair value of notes payable was approximately $615,000 and $700,000 at December 31, 2011 and 2010, respectively.

Software Developed for Internal Use. The Company capitalizes costs of software, consulting services, hardware, interest and payroll-related costs incurred to purchase or develop internal-use software. The Company expenses costs incurred during preliminary project assessment, research and development, re-engineering, training and application maintenance. The Company capitalized $40,000 of software costs in 2011. The Company did not capitalize any software costs for the year ended December 31, 2010.

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
At December 31, 2011 and 2010 and for the Years Then Ended

(2)	Summary of Significant Accounting Policies, Continued

Recent Accounting Pronouncements. In June 2011, the FASB issued ASU 2011-05, Presentation on Comprehensive Income. ASU 2011-05 provides guidance that allows companies the option of how to present the components of, and a total, for net income, the components of, and a total, for other comprehensive income, and a total for comprehensive income as either one continuous statement of comprehensive income or in two separate but consecutive statements. There will no longer be the option to present items of other comprehensive income in the statement of stockholders' equity.

There were various other accounting standards and interpretations recently issued, none of which is expected to have a material impact on the Company's financial position, operations or cash flows.

(3)	Merger and Acquisitions

On December 20, 2010 the Company completed the purchase of substantially all the assets of TPN Holdings LLC used in its web-based tax extension filing services business, including the e-commerce website filelater.com and a portfolio of approximately 80 additional tax extension related Internet domains. The purchase price consisted of $225,000 in cash, of which $175,000 was paid at the closing of the purchase and an additional $50,000 was paid on the six month anniversary of the closing.  FileLater provides a secure online solution for individuals and businesses seeking to e-file an IRS income tax extension.  This acquisition resulted in the recording of $240,000 of other intangible assets.  These intangibles are being amortized over a period of five years on a straight line basis.

(4)	Concentration of Risk

A substantial portion of the Company’s revenues have historically been generated by a limited number of advertising network partners. The Company is paid when search results generated by these partners are clicked on by one of the Company’s web properties. The expiration of one or more of these contracts has historically adversely impacted the operations of the Company. Our contractual relationship with InfoSpace, Inc. was consummated in the fourth quarter of 2007 and historically accounted for a substantial portion of the Company’s revenues. This agreement last renewed on December 31, 2011 and automatically renews for successive one year terms unless either party provides the other written notice of termination at least thirty (30) days prior to the end of the then current term. During the years ended December 31, 2011 and 2010, revenues generated by this partner totaled $1,293,000 and $5,564,000, respectively. Accounts receivable at December 31, 2011 and 2010, respectively, included $33,000 and $144,000 due from this advertising network partner. The Company has taken proactive measures to both mitigate its reliance on revenue it derives from this relationship and develop new partnerships with alternative providers of online search and advertising. In addition, the change in the Company’s business model to diversify its strategy to include customer acquisition through offering financial products and services is expected to gradually reduce the Company’s reliance on advertising network partners.

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
At December 31, 2011 and 2010 and for the Years Then Ended

(5)	Income Taxes

Income taxes consists of the following (in thousands):

	Year Ended December 31,
	2011	2010

Current:
Federal	$-	$-
State	-	-

Total current	-	-

Deferred:
Federal	978	(280)
State	173	(50)

Total deferred	1,151	(330)

Total income taxes	$1,151	$(330)

The reasons for the differences between the statutory Federal rate and the effective income tax rate are summarized as follows (in thousands):

	Year Ended December 31,
	2011	2010

Income taxes at statutory Federal income tax rate	$(2,894)	$(419)
Increase in rate resulting from:
State taxes, net of Federal income tax benefit	(510)	(64)
Stock compensation	21	41
Valuation Allowance	4,590	110
Other	(56)	2

Income taxes	$1,151	$(330)

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
At December 31, 2011 and 2010 and for the Years Then Ended

(5)	Income Taxes, Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities relate to the following (in thousands):

	Year Ended December 31,
	2011	2010

Deferred tax assets:
Net operating loss carry forwards	$1,503	$898
Domains	3,020	261
Stock compensation	304	282
Other	83	53
Total deferred tax assets	4,910	1,494
Valuation allowance	(4,833)	(243)
	77	1,251

Deferred tax liabilities:
Office equipment	(15)	(45)

Total deferred tax liabilities	(15)	(45)

Net deferred tax asset	$62	$1,206

A valuation allowance of $133,000 was established at the time of the acquisition of Banks.com, Inc. and relates to Florida tax net operating losses that management believes may not be utilized to offset future taxable income. With the proposed merger of the Company (see Note 17) the Company’s tax planning strategy to utilize certain other net operating losses was impaired. Accordingly, an increase in the deferred tax valuation of $4,590,000 was recorded to cover deferred tax assets previously recorded and to offset deferred tax assets generated in 2011.

At December 31, 2011, the Company had Federal net operating loss carryforwards of $3,354,000 which will expire beginning in 2023 through 2031. The Company also has Florida and California net operating loss carryforwards. The Florida net operating losses are approximately $2,485,000 and began to expire in 2010 for which the Company has recorded a full valuation allowance. The California net operating losses are approximately $3,830,000 and will expire in 2028 and 2031. The Federal and Florida net operating loss carryforwards are subject to an annual limitation of approximately $304,000 due to the ownership change of the Company.

The Company files income tax returns in the U.S. Federal jurisdiction and various states. The Company is no longer subject to U.S. Federal, state and local income tax examinations by taxing authorities for years before 2007.

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
At December 31, 2011 and 2010 and for the Years Then Ended

(6)	Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31,
	2011	2010

Office furniture and equipment	$20	$131
Computer equipment	438	544
Computer software	1,759	1,723
Leasehold improvements	-	54

Total, at cost	2,217	2,452
Less accumulated depreciation and amortization	(2,155)	(2,175)

Property and equipment, net	$62	$277

The Company has capitalized certain costs associated with software developed for internal use. The estimated useful life of costs capitalized is evaluated for each specific project. Amortization begins in the period in which the software is ready for its intended use. The Company had $40,000 and $196,000 of unamortized internally developed software costs at December 31, 2011 and 2010, respectively. There were no interest costs capitalized during the year ended December 31, 2011 or 2010.

(7)	Revolving Line of Credit

In March 2010, the Company established a $2.5 million revolving line of credit with Silicon Valley Bank (“SVB”) for a term of one year with interest at prime plus 2.50% to 3.25%. Under the terms of the loan agreement between the Company and SVB (the “Loan Agreement”), SVB could advance funds to the Company collateralized by certain receivables not to exceed $3,125,000. On March 5, 2010, SVB advanced approximately $1,850,000 to the Company, which was used to pay the outstanding balance on the Company’s Senior Subordinated Notes. An amendment to the Loan Agreement on November 24, 2010, among other things, decreased the facility amount to $1,250,000. On March 2, 2011, another amendment decreased the facility amount to $175,000, and extended the term of the Loan Agreement to April 1, 2011, when it ultimately terminated. As of December 31, 2011, the Company had no revolving line of credit.

(8)	Notes Payable

Notes payable as of December 31, 2011 and 2010 consists of the following (in thousands):

	At December 31,
	2011	2010

Lease financing	$513	$600
Subordinated promissory note – stockholder	47	100
Convertible promissory note – stockholder	55	-

Total	615	700
Less current portion	(203)	(141)

Notes payable	$412	$559

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
At December 31, 2011 and 2010 and for the Years Then Ended

(8)	Notes Payable, Continued

Senior Subordinated Notes. In July 2006, the Company completed the sale of 13.50% Senior Subordinated Notes in the aggregate principal amount of $7.0 million (the “Notes”), together with 195,000 shares of common stock and warrants to purchase up to an aggregate of 477,000 shares of common stock at an exercise price of $1.60 (the “Warrants”). The Warrants expired in July 2011. On March 5, 2010, the Company paid off the outstanding balance of $1.9 million on the Notes with the proceeds of an advance through the credit facility described in Note 7 and cash on hand.

Lease Financing. On December 7, 2010, the Company entered into a sale-leaseback arrangement with Domain Capital, LLC, consisting of an agreement to assign the domain name, banks.com, to Domain Capital in exchange for $600,000 in cash and a Lease Agreement to lease back the domain name from Domain Capital for a five year term with an effective interest rate of 15%. At the same time, the parties also entered into an Exclusive Option to Purchase whereby Domain Capital granted the Company an option to purchase the banks.com domain name for a nominal amount at the end of the lease. The lease agreement was effective as of the close of the assignment of the domain and provides for monthly payments of $14,274. The Company accounts for this transaction as a financing due to the Company’s continuing involvement and bargain purchase at end of the lease.

The lease agreement provides for customary events of default, including, among other things, nonpayment, failure to comply with the other agreements in the lease agreement within certain specified periods of time, and events of bankruptcy, insolvency and reorganization. The Company may pre-pay the balance of the lease payments at any time by paying to Domain Capital the pre-payment amount as described in the lease agreement, provided that if certain events of default have occurred and are continuing, the Company must exercise its right to pre-pay within 15 days following its receipt of notice of such default from Domain Capital and must also pay any then outstanding lease payments.

Subordinated Promissory Note – Stockholder.   Effective as of December 21, 2010, the Company issued an unsecured promissory note in the amount of $100,000 (the “Note”) pursuant to which the Company’s Chief Executive Officer, Daniel M. O’Donnell, and his wife, Kimberly L. O’Donnell loaned such amount to the Company. The Note bears interest commencing December 1, 2010, at the following rates: 20.00% per annum during the first six month period (December 2010 – May 2011); 15.00% per annum during the second six month period (June – November 2011); and 17.50% per annum during the third six month period (December 2011 – May 2012).

Commencing December 31, 2010 and ending May 31, 2011, the Company made monthly payments of approximately $1,667, consisting solely of accrued interest on the outstanding principal amount of the Note. On May 31, 2011, a principal payment of $25,000 was due and paid on the Note. During the period commencing June 1, 2011 and ending May 31, 2012, the Company must make monthly principal payments averaging approximately $4,167 plus accrued interest on the outstanding principal amount of the Note. On May 31, 2012, the remaining unpaid principal balance of the Note shall be due and payable. The Note is unsecured and subordinated to all of the Company’s existing and future indebtedness to SVB.

Convertible Promissory Note – Stockholder.   On December 28, 2011, the Company entered into a financing transaction (the “Transaction”) with the Company’s Chief Executive Officer, Daniel O’Donnell, and his wife, Kimberly O’Donnell (collectively, the “Purchasers”), pursuant to which the Company issued and sold to the Purchasers in a private placement a convertible promissory note in the principal amount of $125,000 (the “Convertible Note”) and a warrant (the “Warrant”) to purchase an aggregate of 2,083,333 shares of the Company’s common stock. The offer and sale of the Convertible Note and the Warrant in the Transaction were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, as the offering was not a public offering. The aggregate gross proceeds to the Company from the Transaction were $125,000, excluding any proceeds from the exercise of the Warrant.

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
At December 31, 2011 and 2010 and for the Years Then Ended

(8)	Notes Payable, Continued

Convertible Promissory Note – Stockholder, Continued.   The Convertible Note bears interest commencing December 28, 2011 at the rate of 10.0% per annum. All outstanding principal of and accrued interest on the Convertible Note shall be due and payable on June 26, 2012. If the Convertible Note remains unpaid from and after the maturity date, the Convertible Note may be converted into shares of Common Stock at a conversion price of $0.04 per share, in whole or in part, at any time at the option of the holder(s) of the Convertible Note, subject to approval of the Company’s shareholders, if required. If, while any principal of or accrued interest on the Convertible Note is outstanding, the Company enters into any consolidation or merger whereby it is not the surviving or continuing corporation or upon the sale of all or substantially all of the assets of the Company, for consideration to the Company (or its shareholders) of less than $0.04 per share (the “Sales Price”), then, at the election of the holder(s) of the Convertible Note, the Company shall pay to such holders within 30 days of the consummation of any such transaction, an amount equal to $0.04 per share less the Sales Price multiplied by 3,125,000 shares (subject to adjustment for stock splits, dividends and combinations, recapitalizations and the like), provided that such payment shall not exceed $125,000. The foregoing payment is in addition to any outstanding principal or accrued interest owed to the holder(s) pursuant to the Convertible Note. The Company may elect to prepay all or any portion of the Convertible Note without penalty upon 30 days advance written notice to the holder(s) of the Convertible Note, provided that such holder(s) may convert the Convertible Note during such period. The Convertible Note contains various events of default, such as failing to timely make any payment under the Convertible Note when due, which may result in all outstanding obligations under the Convertible Note becoming immediately due and payable.

The scheduled maturities of all notes payable as of December 31, 2011 were approximately as follows (in thousands):

Year ending December 31:
2012	$204
2013	117
2014	136
2015	158

$615

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
At December 31, 2011 and 2010 and for the Years Then Ended

(9)	Net Income (Loss) Per Share

Basic net income (loss) per share is computed on the basis of the weighted-average number of common shares outstanding. All outstanding stock options and warrants, and outstanding convertible preferred stock are not considered dilutive securities for the years ended December 31, 2011 and 2010 due to the net losses incurred by the Company and were therefore excluded from the earnings per share calculation. Earnings per common share have been computed based on the following:

	Year Ended December 31,
	2011			2010
	Net Loss	Weighted Average Shares	Per Share Amount	Net Loss	Weighted Average Shares	Per Share Amount
	(dollars in thousands, except share and per share amounts)

Basic:
Net loss	$(9,662)	25,931,361	$(0.37)	$(944)	26,093,681	$(0.04)
Less: preferred stock dividends	(39)			(30)

Net loss available to common stockholders	$(9,701)	25,931,361	$(0.37)	$(974)	26,093,681	$(0.04)
Effect of dilutive securities:
Assumed conversion of preferred stock		-			-
Incremental shares from assumed conversion of options		-			-
Incremental shares from assumed conversion of warrants		-			-

Diluted:
Net loss available to common stockholders and assumed conversions	$(9,701)	25,931,361	$(0.37)	$(974)	26,093,681	$(0.04)

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
At December 31, 2011 and 2010 and for the Years Then Ended

(10)	Stock Compensation

A summary of the stock option activity in the Company's equity incentive plans is as follows:

	Number of Shares	Weighted-Average Per Share Exercise Price	Weighted-Average Remaining Contractural Term	Aggregate Intrinsic Value

Outstanding at December 31, 2009	1,717,031	$0.74	7.92 years	$107,000
Granted	420,000	0.25
Forfeited	(396,875)	0.40
Exercised	(73,125)	0.13

Outstanding at December 31, 2010	1,667,031	$0.73	5.74 years	$157,000
Granted	-	-
Forfeited	(655,625)	0.88
Exercised	(38,906)	0.14

Outstanding at December 31, 2011	972,500	$0.65	5.88 years	$-

Exercisable at December 31, 2011	808,437	$0.74	5.57 years	$-

The stock options exercised during the year ended December 31, 2011 had no intrinsic value and there was no tax benefit recognized for the incentive stock options exercised in 2011. The total intrinsic value of stock options exercised during the year ended December 31, 2010 was $20,000 and there was no tax benefit recognized for the incentive stock options exercised in 2010. At December 31, 2011, the Company had 164,063 unvested stock options outstanding and there was $79,000 of total unrecognized compensation expense related to unvested stock-based compensation arrangements granted under the plans. This cost is expected to be recognized monthly on a straight-line basis over the appropriate vesting periods through January, 2014.  The total fair value of stock options vested and recognized as compensation expense was $33,000 for the year ended December 31, 2011, compared to $115,000 for the same period in 2010. The associated income tax benefit recognized was $6,000 and $2,000 for the years ended December 31, 2011 and 2010, respectively.

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
At December 31, 2011 and 2010 and for the Years Then Ended

(10)	Stock Compensation, Continued

There were no stock options granted in 2011. The fair value of each option granted for the year ended December 31, 2010 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Year Ended December 31,
2010

Risk-free interest rate	5.13%
Expected dividend yield	—
Expected volatility	167%
Expected life in years	6.25
Grant-date fair value of options issued during the year	$102,000

Per share value of options at grant date	$.24

The Company examined its historical pattern of option exercises in an effort to determine if there were any patterns based on certain employee populations. From this analysis, the Company could not identify any patterns in the exercise of options. As such, the Company used the guidance issued by the SEC to determine the estimated life of stock options. Based on this guidance, the estimated term was deemed to be the midpoint of the vesting term and the contractual term ((vesting term and original contractual term)/2). Expected volatility is based on historical volatility. The risk-free rate is based on the U.S. Treasury Strips with similar expected lives at the time of grant. The dividend yield is based on the Company’s history and expectation of dividend payments.

On May 19, 2010 an award of 50,000 shares of Company common stock was granted to an outside service provider in exchange for investor relations services. This item has been recorded at fair value as stock compensation and additional paid-in capital. The amount of expense recognized in connection with this transaction totaled $25,000. The associated income tax benefit recognized was $10,000.

On June 24, 2010, following the Company’s 2010 annual meeting of shareholders and the election of directors for the ensuing year, the Board of Directors approved an award of an aggregate of 150,000 shares of Company common stock which was granted to non-employee directors on June 25, 2010. This item has been recorded at fair value as stock compensation and additional paid-in capital. In 2010, the amount of expense recognized in connection with this transaction totaled $54,000. The associated income tax benefit recognized was $21,000. Pursuant to our 2005 Equity Compensation Plan, on the day following our annual meeting of shareholders each year, each active non-employee director is eligible to receive an annual grant of options to purchase 45,000 shares of our Common Stock. However, each non-employee director elected to waive such non-qualified stock option award in 2010.

On December 20, 2010 an award of an aggregate of 50,000 shares of Company common stock was granted to three outside service providers in exchange for consulting services. This item has been recorded at fair value as stock compensation and additional paid-in capital. The amount of expense recognized in connection with this transaction totaled $14,000. The associated income tax benefit recognized was $5,000.

On June 24, 2011, following the Company’s 2011 annual meeting of shareholders and the election of directors for the ensuing year, the Board of Directors approved an award of an aggregate of 150,000 shares of Company common stock which was granted to non-employee directors on June 27, 2011. This item has been recorded at fair value as stock compensation and additional paid-in capital. In 2011, the amount of expense recognized in connection with this transaction totaled $19,500. The associated income tax benefit recognized was $8,000. Pursuant to our 2005 Equity Compensation Plan, on the day following our annual meeting of shareholders each year, each active non-employee director is eligible to receive an annual grant of options to purchase 45,000 shares of our Common Stock. However, each non-employee director elected to waive such non-qualified stock option award in 2011.

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
At December 31, 2011 and 2010 and for the Years Then Ended

(11)	Warrants

In connection with the sale of common stock, the Company issued a warrant to Barron Partners L.P. to purchase 6,250,000 shares of Company common stock at an exercise price of $1.20 per share, of which 5,221,966 were outstanding when the warrant expired September 29, 2010. The Company also issued a warrant to purchase 625,000 shares of Company common stock for services rendered by placement agents in connection with the sale of common stock, and subsequently issued additional warrants to these placement agents to purchase an aggregate of 141,797 shares of company common stock. There were 628,469 of these warrants outstanding when they expired on September 29, 2010 and October 6, 2010.

In 2006, the Company issued a warrant to purchase 477,000 shares of the Company common stock to certain Senior Subordinated Note holders. The warrant was exercisable at $1.60 per share but expired on July 20, 2011.

In connection with the issuance of the convertible promissory note described in Note 8, the Company issued a warrant to purchase 2,083,333 shares of Company common stock to The Daniel Michael O’Donnell and Kimberly Linn O’Donnell AB Living Trust, of which the Company’s Chief Executive Officer, Daniel O’Donnell, and his wife, Kimberly O’Donnell are trustees (see Note 14). The exercise price of the warrant is $0.06 per share (subject to adjustment for stock splits, dividends and combinations, recapitalizations and the like). The warrant is exercisable on or after December 28, 2011 and expires on December 28, 2016. Using the Relative Value method, the fair value was determined to be $55,000. This item was accounted for as an original issue discount on the note payable.

The following table summarizes information about common stock warrants outstanding for the periods indicated:
	Warrants Outstanding	Weighted-Average Exercise Price

Outstanding at December 31, 2009	6,327,435	$1.20
Granted	-	-
Exercised	-	-
Expired	(5,850,435)	1.17

Outstanding at December 31, 2010	477,000	$1.60
Granted	2,083,333	0.06
Exercised	-	-
Expired	(477,000)	1.60

Outstanding at December 31, 2011	2,083,333	$0.06

(12)	Preferred Stock

The Company has authorized 5,000,000 shares of preferred stock. On January 6, 2009 and January 9, 2009, the Company amended the Articles of Incorporation of the Company to designate a series of preferred stock of the Company as Series C Preferred Stock, and authorized the issuance of 3,000,000 shares of Series C Preferred Stock. The Series C Preferred Shares are convertible, at any time at the option of the holders, into shares of the Company’s common stock on a 3:1 ratio, subject to adjustments for any stock dividends, splits, combinations and similar events. Each share of the Series C Preferred Stock will be entitled to receive a 10% annual cumulative dividend, compounded annually. These dividends will be payable only upon a liquidation or conversion to common. For any other dividends or distributions, the Series C Preferred Stock will participate with the common stock. On January 6, 2009, the Company’s Chief Executive Officer purchased 3,000,000 shares of Series C Preferred Stock, par value $.001 per share, for an aggregate purchase price of $300,000 or $0.10 per share. As of December 31, 2011, the Company had 3,000,000 shares of preferred stock issued and outstanding.

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
At December 31, 2011 and 2010 and for the Years Then Ended

(13)	Employee Benefit Plans

On July 1, 2005, the Company established a 401(k) deferred contribution plan covering all employees who have attained age 21 and meet certain eligibility requirements. As established, the Company could make discretionary contributions to the plan. Effective January 1, 2007, the Company makes safe-harbor contributions matching up to 4% of an employee’s salary. Company contributions totaled approximately $48,000 and $70,000 in 2011 and 2010, respectively.

On January 1, 2005, the Company established an Employee Stock Ownership Plan (“ESOP”) to serve as a benefit to employees. Each year, at the discretion of the Board of Directors, the Company may make a contribution to the ESOP in Company stock or in cash. In 2011 and 2010, no contributions were allocated to the plan.

(14)	Related Party Transactions

Effective as of December 21, 2010, as described in Note 8, the Company issued an unsecured promissory note in the amount of $100,000 (the “Note”) pursuant to which the Company’s Chief Executive Officer, Daniel M. O’Donnell, and his wife, Kimberly L. O’Donnell loaned such amount to the Company. The Note bears interest commencing December 1, 2010, at the following rates: 20.00% per annum during the first six month period (December 2010 – May 2011); 15.00% per annum during the second six month period (June – November 2011); and 17.50% per annum during the third six month period (December 2011 – May 2012).

Monthly payments of approximately $1,667, consisting solely of accrued interest on the outstanding principal amount of the Note were due and paid beginning December 31, 2010 and ending May 31, 2011. On May 31, 2011, a principal payment of $25,000 was due and paid on the Note. During the period commencing June 1, 2011 and ending May 31, 2012, the Company must make monthly principal payments averaging approximately $4,167 plus accrued interest on the outstanding principal amount of the Note. On May 31, 2012, the remaining unpaid principal balance of the Note will be due and payable. The Note is unsecured and subordinated to any of the Company’s existing and future indebtedness to Silicon Valley Bank. The Note had a balance of $46,764 at December 31, 2011, which is classified in current liabilities.

On December 28, 2011, the Company entered into a financing transaction (the “Transaction”) with the Company’s Chief Executive Officer, Daniel O’Donnell, and his wife, Kimberly O’Donnell (collectively, the “Purchasers”), pursuant to which the Company issued and sold to the Purchasers in a private placement a convertible promissory note in the principal amount of $125,000 (the “Convertible Note”) and a warrant (the “Warrant”) to purchase an aggregate of 2,083,333 shares of the Company’s common stock. The offer and sale of the Convertible Note and the Warrant in the Transaction were made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, as the offering was not a public offering. The aggregate gross proceeds to the Company from the Transaction were $125,000, excluding any proceeds from the exercise of the Warrant.

The Convertible Note bears interest commencing December 28, 2011 at the rate of 10.0% per annum. All outstanding principal of and accrued interest on the Convertible Note shall be due and payable on June 26, 2012. If the Convertible Note remains unpaid from and after the maturity date, the Convertible Note may be converted into shares of Common Stock at a conversion price of $0.04 per share, in whole or in part, at any time at the option of the holder(s) of the Convertible Note, subject to approval of the Company’s shareholders, if required. If, while any principal of or accrued interest on the Convertible Note is outstanding, the Company enters into any consolidation or merger whereby it is not the surviving or continuing corporation or upon the sale of all or substantially all of the assets of the Company, for consideration to the Company (or its shareholders) of less than $0.04 per share (the “Sales Price”), then, at the election of the holder(s) of the Convertible Note, the Company shall pay to such holders within 30 days of the consummation of any such transaction, an amount equal to $0.04 per share less the Sales Price multiplied by 3,125,000 shares (subject to adjustment for stock splits, dividends and combinations, recapitalizations and the like), provided that such payment shall not exceed $125,000. The foregoing payment is in addition to any outstanding principal or accrued interest owed to the holder(s) pursuant to the Convertible Note. The Company may elect to prepay all or any portion of the Convertible Note without penalty upon 30 days advance written notice to the holder(s) of the Convertible Note, provided that such holder(s) may convert the Convertible Note during such period. The Convertible Note contains various events of default, such as failing to timely make any payment under the Convertible Note when due, which may result in all outstanding obligations under the Convertible Note becoming immediately due and payable.

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
At December 31, 2011 and 2010 and for the Years Then Ended

(15)	Commitments and Contingencies

The Company is subject to routine litigation arising in the normal course of business from time to time. Beginning in November 2009, the Company was involved in legal proceedings which were settled in 2010, and resulted in a gain on legal settlement of $224,000 when 622,673 shares of Company common stock were transferred to the Company pursuant to a suit settlement agreement.

Although the results of litigation and claims cannot be predicted with certainty, the Company does not believe the results of such litigation would have a material adverse effect on the Company’s business, financial condition or results of operations. However, should such litigation arise, defending such proceedings could be costly and may result in the diversion of management’s attention.

(16)	Sale of Domain Name

On October 24, 2011, as part of its continuing strategy to exit the search business and focus on the finance vertical, the Company completed the sale of the domain name, look.com, to Quidsi, Inc. (the “Buyer”), pursuant to the terms of the agreement between the parties (the “Domain Name Transfer Agreement”), dated October 18, 2011. The purchase price of $400,000 was payable to the Company upon successful completion of transfer of the domain name to the Buyer. An escrow fee of $3,560 was payable to the escrow agent by the Buyer. Each of the parties to the Domain Name Transfer Agreement made customary representations, warranties and covenants in the Domain Name Transfer Agreement.

(17)	Subsequent Events

BANKS.COM, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED
At December 31, 2011 and 2010 and for the Years Then Ended

Pending Transaction . On February 26, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Remark Media, Inc. (“Remark”) where the Company will become a wholly-owned subsidiary of Remark (the “Merger”). Pursuant to the terms of the Merger Agreement, all outstanding shares of the Company’s common stock and a warrant to purchase 2,083,333 shares of the Company’s common stock will be automatically converted into the right to receive shares of Remark Media’s common stock.  In addition, a convertible promissory note (held by Kimberly & Daniel O’Donnell) will be cancelled, exchanged for and converted into a new promissory note that is not convertible. Finally, the Company’s Series C Preferred Stock and the accrued and unpaid dividends thereon will be automatically converted into the right to receive shares of Remark common stock and cash in the aggregate amount of $300,000. The maximum aggregate number of shares of Remark common stock issuable as a result of the Merger shall be 702,784, subject to adjustment based on the Company’s net working capital as of the closing of the Merger. Each share of the Remark common stock outstanding immediately prior to the effective time will remain outstanding and will not be affected by the Merger.

The consummation of the Merger is subject to certain conditions, including: the approval of the Merger Agreement by the Company’s shareholders; the Company’s net working capital (as of the last calendar day of the month end preceding the closing or, if closing occurs on the last calendar day of the month, on the closing date and estimated 3 business days prior to the closing of the Merger), shall not be less than negative $570,000; if any of the Company’s shareholders indicate that they will assert appraisal rights, such shareholders own less than 5% of all of the Company’s issued and outstanding common stock; Remark Media’s receipt, through the closing of equity financing, of at least $2.0 million of net cash proceeds; Remark Media’s filing of an application for the shares of Remark common stock (issued as merger consideration to the Company’s shareholders) to be listed on the NASDAQ Capital Market; the absence of any injunction or order of any court, arbitrator, mediator, tribunal, administrative agency, or other governmental authority that prohibits, restrains, or makes illegal the completion of the Merger; the receipt of all regulatory consents required to complete the Merger and the expiration of all waiting periods required by law; and the effectiveness of Remark Media’s registration statement on Form S-4 registering the shares of Remark common stock to be issued to the Company’s shareholders in the Merger.

The Merger Agreement contains customary representations and warranties for a transaction of this type. The Merger Agreement also contains customary covenants, including covenants providing for each of the parties to use reasonable best efforts to cause the transactions to be consummated. The Merger Agreement also contains covenants requiring the Company to call and hold a shareholder meeting and recommend adoption of the Merger Agreement, subject to applicable fiduciary duties. The Merger Agreement also requires the Company to, among other things, conduct its business in all material respects in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger. The Company is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide information to and engage in discussions with third parties regarding alternative acquisition proposals, subject to a “fiduciary duty” exception in certain circumstances.

Should the Merger Agreement be terminated, neither party will be required to pay the other party a termination fee or reimburse the other party for its expenses.

In connection with the Merger Agreement, holders of a majority of the voting rights of the Company’s capital stock, including the common stock and Series C Preferred Stock, voting together as a single class, have entered into Stockholders’ Support Agreements pursuant to which they agree to vote their shares of the Company in favor of the Merger at the special meeting of the Company’s shareholders.  Also in connection with the Merger Agreement and as a condition to the closing of the Merger, Daniel O’Donnell will enter into an employment agreement with Remark.

NYSE Amex Delisting . The Company received notice from NYSE Amex LLC by letter dated June 20, 2011, indicating that the Company was not in compliance with Section 1003(f)(v) of the Exchange’s Company Guide in that the Company’s securities had been selling at a low price per share for a substantial period of time. The Company’s continued listing was predicated on it effecting a reverse stock split of its common stock within a reasonable amount of time, which Exchange had determined to be no later than November 18, 2011.  This deadline for compliance reflected a truncation under Section 1009(h) of the Company Guide, which provides that Staff may truncate the continued listing evaluation and follow-up procedures if a company, within 12 months of the end of a plan period, is again determined to be below continued listing standards.

Then on November 22, 2011, the Company received notice from the Exchange indicating that the Company no longer complied with the Exchange’s continued listing standards due to the low selling price of its common stock, as set forth in Section 1003(f)(v) of the Company Guide and that its securities were, therefore, subject to being delisted from the Exchange.

The Company requested an appeal hearing before a Listing Qualifications Panel (the “Panel”) and the hearing was held on January 19, 2012. On January 23, 2012, the Company was notified by the Exchange that the Panel had affirmed the Exchange’s determination to delist the common stock of the Company, and that trading in its common stock would be suspended on NYSE Amex, with formal delisting to follow. The Company was entitled to request that the full Committee on Securities review the decision of the Panel, although a request for review does not operate as a stay of the Panel’s decision. The Company decided not to request a review of the Panel’s decision.

The Company transitioned trading in its common stock to the OTCQB Marketplace, where its common stock began trading under the “BNNX” symbol on the computerized OTCQB system on January 30, 2012. Operated by OTC Markets Group Inc., the OTCQB is a market tier for OTC traded companies that are registered and reporting with the Securities and Exchange Commission.

ANNEX A

AGREEMENT AND PLAN OF MERGER
AMONG
REMARK MEDIA, INC.,
REMARK FLORIDA, INC.,
AND
BANKS.COM, INC.

Dated as of February 26, 2012

TABLE OF CONTENTS
 Page

ARTICLE I The Merger		1
1.1	The Merger.	1
1.2	Effective Time.	2
1.3	Closing.	2
1.4	Directors and Officers of the Surviving Corporation.	2
ARTICLE II Merger Consideration; Conversion of Stock		2
2.1	Conversion of Company Stock.	2
2.2	Cash Consideration for Shares of Company Preferred Stock.	5
2.3	Disposition of Certificates and Book-Entry Shares.	5
2.4	Withholding Rights.	7
2.5	Appraisal Rights.	7
2.6	Tax and Accounting Consequences.	7
ARTICLE III Representations and Warranties of the Company		8
3.1	Existence; Good Standing; Authority; Compliance with Law.	8
3.2	Authorization, Takeover Laws, Validity and Effect of Agreements.	9
3.3	Capitalization.	9
3.4	Subsidiaries.	10
3.5	Other Interests.	10
3.6	Consents and Approvals; No Violations.	11
3.7	SEC Reports.	11
3.8	Litigation.	12
3.9	Absence of Certain Changes.	12
3.10	Taxes.	13
3.11	Properties.	14
3.12	Environmental Matters.	14
3.13	Employee Benefit Plans.	14
3.14	Labor and Employment Matters.	17
3.15	No Brokers.	18
3.16	Operations.	18
3.17	Material Contracts.	18
3.18	Insurance.	20
3.19	Proxy Statement; Company Information.	20
3.20	No Payments to Employees, Officers, Directors or Consultants.	20
3.21	Intellectual Property.	20
3.22	Transactions with Affiliates, Stockholders, Officers, Directors and Others.	22
3.23	Anti-Bribery.	22
3.24	Suppliers.	22
3.25	Customers.	23
3.26	Indebtedness.	23
3.27	Export Control Laws.	23
3.28	Privacy.	23
ARTICLE IV Representations and Warranties of Parent and Merger Sub		24
4.1	Corporate Organization.	24
4.2	Capitalization.	24
4.3	SEC Reports.	25
4.4	Authority Relative to this Agreement.	26
4.5	Consents and Approvals; No Violations.	26

4.6	Ownership and Operations of Merger Sub.	26
4.7	Litigation.	27
4.8	Information in the Proxy Statement.	27
4.9	Brokers.	27
4.10	Subsidiaries.	27
4.11	Other Interests.	27
4.12	Taxes.	27
4.13	Properties.	28
4.14	Environmental Matters.	28
4.15	Insurance.	28
4.16	Intellectual Property.	29
4.17	Anti-Bribery.	29
4.18	Indebtedness.	29
4.19	Export Control Laws.	30
4.20	Available Funds.	30
4.21	Qualifying Reorganization.	30
4.22	Section 355.	30
4.23	Absence of Certain Changes.	30
ARTICLE V Conduct of Business Pending the Merger		31
5.1	Conduct of Business by the Company.	31
5.2	Conduct of Business by the Parent and Merger Sub.	33
ARTICLE VI Covenants		34
6.1	Preparation of the Proxy Statement.	34
6.2	Reservation of Parent Common Stock.	35
6.3	Other Filings.	35
6.4	Additional Agreements.	36
6.5	Solicitation; Change in Recommendation.	36
6.6	Access to Information; Confidentiality.	37
6.7	Indemnification of Directors and Officers.	38
6.8	Public Announcements.	38
6.9	Adoption by Parent.	38
6.10	No Ownership; Acquisition of Capital Stock.	38
6.11	Tax Matters.	39
6.12	Payoff of Indebtedness.	39
6.13	Closing Statement.	39
6.14	Exemption from Liability Under Section 16(b).	40
6.15	Nasdaq Stock Market Listing .	40
ARTICLE VII Conditions to the Merger		40
7.1	Conditions to the Obligations of Each Party to Effect the Merger.	40
7.2	Conditions to Obligations of Parent and Merger Sub.	41
7.3	Conditions to Obligations of the Company.	42
ARTICLE VIII Termination, Amendment and Waiver		43
8.1	Termination.	43
8.2	Effect of Termination.	44
8.3	Fees and Expenses.	44
8.4	Amendment.	44
8.5	Extension; Waiver.	44
ARTICLE IX General Provisions		45
9.1	Notices.	45
9.2	Certain Definitions.	46
9.3	Interpretation.	51
9.4	Remedies; Specific Enforcement.	51
9.5	Waiver of Jury Trial.	52
9.6	Assignment.	52
9.7	Entire Agreement; No Third-Party Beneficiaries.	52

9.8	Severability.	52
9.9	Choice of Law/Consent to Jurisdiction.	52
9.10	Non−Survival of Representations and Warranties .	53
9.11	Counterparts.	53
9.12	Disclosure Schedule and SEC Reports References.	53

EXHIBITS

1. Form of Key Employee Agreement
2. Net Working Capital

SCHEDULES

1. Key Employees
2. Company Disclosure Schedule
3. Parent Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “ Agreement ”), dated February 26, 2012, is by and among Remark Media, Inc., a Delaware corporation (“ Parent ”), Remark Florida, Inc., a Florida corporation and a wholly-owned subsidiary of Parent (“ Merger Sub ”), and Banks.com, Inc., a Florida corporation (the “ Company ”).

WHEREAS, pursuant to this Agreement, and upon the terms and subject to the conditions set forth herein, Merger Sub will be merged with and into the Company with the Company as the Surviving Corporation (the “ Merger ,” and together with the other transactions contemplated by this Agreement, the “ Transaction ”), in accordance with the Florida Business Corporations Act (the “ FBCA ”), whereby each issued and outstanding share of common stock of the Company, par value $0.001 per share (the “ Company Common Stock ”), not owned directly or indirectly by Parent, Merger Sub or the Company (other than Dissenting Shares) will be converted into the right to receive a portion of the Common Stock Consideration and a portion the Fractional Share Consideration, as applicable, subject to any withholding of Taxes required by applicable Law;

WHEREAS, the holder (the “ Preferred Holder ”) of issued and outstanding shares of preferred stock of the Company, par value $0.001 per share (the “ Company Preferred Stock ”) shall exchange such stock in the Merger for cash and the right to receive a portion of the Common Stock Consideration;

WHEREAS, the Board of Directors of the Company (the “ Company Board” ) has, on the terms and subject to the conditions set forth herein, (i) approved the Transactions, including the Merger, and (ii) determined, subject to the terms of this Agreement, to recommend that the Company Stockholders adopt and approve this Agreement and approve the Merger;

WHEREAS, as a condition and inducement for the parties’ willingness to enter into this Agreement, each of the employees of Company listed on Schedule 1 attached hereto (each, a “ Key Employee ”) is executing and delivering to Parent an employment agreement with Parent together with Parent’s standard employee invention assignment and confidentiality agreement, in the form attached hereto as Exhibit 1, in each case at or immediately prior to the Closing (each, a “ Key Employee Agreement ”), which Key Employee Agreements shall be effective at the Effective Time.

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Transaction and to prescribe certain conditions with respect to the consummation of the Transaction;

WHEREAS, the Board of Directors of Parent and Merger Sub have, on the terms and subject to the conditions set forth herein, unanimously approved and declared advisable this Agreement and the Transaction, including the Merger;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I

The Merger

1.1 The Merger .
(a) Subject to the terms and conditions of this Agreement, and in accordance with the FBCA, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which

 (i) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger and shall be governed by the FBCA and (iii) the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. The corporation surviving the Merger is sometimes hereinafter referred to as the “ Surviving Corporation .” The Merger shall have the effects set forth in the FBCA.

(b) At the Effective Time and by virtue of the Merger, the articles of incorporation of the Surviving Corporation shall be amended and restated to read the same as the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, except that as of the Effective Time the articles of incorporation shall provide that the name of the Surviving Corporation is “Banks.com, Inc.,” and as so amended shall be the amended and restated articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. At the Effective Time, the bylaws of the Surviving Corporation shall be amended so as to read the same as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein, by the certificate of incorporation of the Surviving Corporation or by applicable Law.

1.2 Effective Time .

Parent, Merger Sub and the Company shall cause the articles of merger or other appropriate documents to be duly executed and filed in accordance with the FBCA (the “ Articles of Merger ”) and at the Effective Time (or on such other date as Parent and the Company may agree) with the Secretary of State of the State of Florida, and shall make all other filings or recordings required under the FBCA. The Merger shall become effective at the time the Articles of Merger shall have been duly filed with, and accepted by, the Secretary of State of the State of Florida or such later date and time as is agreed upon by the parties and specified in the Articles of Merger, such date and time hereinafter referred to as the “ Effective Time .”

1.3 Closing .

Subject to the provisions of Article VII, the closing of the Merger (the “ Closing ”) will take place at 10:00 a.m., Eastern Standard Time, as promptly as possible, but in any event no later than three (3) Business Days after satisfaction or waiver of all of the conditions set forth in Article VII (the “ Closing Date ”), at the offices of Morris, Manning & Martin, LLP, 3343 Peachtree Road, N.E., 1600 Atlanta Financial Center, Atlanta, Georgia 30326, on the Closing Date, unless another time, date or place is agreed to in writing by Parent and the Company.

1.4 Directors and Officers of the Surviving Corporation .

The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, and the officers of the Merger Sub immediately prior to the Effective Time, from and after the Effective Time, shall be the officers of the Surviving Corporation, in each case until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws and applicable Laws.

ARTICLE II

Merger Consideration; Conversion of Stock

2.1 Conversion of Company Stock .

At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:

(a) Capital Stock of Merger Sub . Each share of common stock of Merger Sub, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, par value $0.001 per share, with the same rights, powers and preferences as the shares so converted and shall constitute the only outstanding share of capital stock of the Surviving Corporation.

(b) Cancellation of Parent-Owned, Merger Sub-Owned and Company-Owned Company Common Stock and Company Preferred Stock . Each issued and outstanding share of Company Common Stock or Company Preferred Stock that is owned by Parent, Merger Sub or the Company, or by any wholly-owned direct or indirect Subsidiary of Parent, Merger Sub or the Company, immediately prior to the Effective Time (collectively, the “ Excluded Shares ”) shall automatically be canceled and shall cease to exist, and no cash, stock or other consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of Capital Stock.

(i) Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall automatically be converted into the right to receive Parent Common Stock in an amount equal to such holder’s Pro Rata Portion, if any, of the Common Stock Consideration less the Common Stock Consideration issuable pursuant to Section 2.1(c)(ii), (e) and (f), as adjusted pursuant to this Agreement, provided , however , that no fractional share of Parent Common Stock will be issued in the Merger, but in lieu thereof, each holder of shares of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall be entitled to receive from Parent such holder’s portion of the Fractional Share Amount (in the aggregate, all such amounts being less than or equal to the Fractional Share Cap). If the aggregate payments in lieu of fractional shares would otherwise exceed the Fractional Share Cap, the amount paid for each fractional share shall be reduced ratably such that the Fractional Share Cap is not exceeded. As of the Effective Time, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “ Certificate ”) or book-entry shares (“ Book-Entry Shares ”) representing any such shares of Company Common Stock shall cease to have any rights with respect to such shares, except, in all cases, the right to receive (other than with respect to Excluded Shares and Dissenting Shares) the Common Stock Consideration and Fractional Share Consideration (if applicable), without interest, upon surrender of such Certificate or Book-Entry Shares in accordance with Section 2.3. The right of any holder of any share of Company Common Stock to receive the Common Stock Consideration or Fractional Share Consideration (if applicable) shall be subject to and reduced by the amount of any withholding that is required under applicable Law relating to Taxes.

(ii) Company Preferred Stock. All shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive (A) cash in the aggregate amount of Three Hundred Thousand Dollars ($300,000.00) (the “ Preferred Cash Consideration ”), to be paid in accordance with Section 2.2 hereof; and (B) Parent Common Stock in an amount equal to the Preferred Stock Percentage multiplied by the Common Stock Consideration, as adjusted pursuant to this Agreement, and any accrued and unpaid dividends payable thereon shall be deemed satisfied and paid; provided , however , that no fractional share of Parent Common Stock will be issued in the Merger, but in lieu thereof, each holder of shares of Company Preferred Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall be entitled to receive from Parent such holder’s portion of the Fractional Share Amount (in the aggregate, all such amounts being less than or equal to the Fractional Share Cap). If the aggregate payments in lieu of fractional shares would otherwise exceed the Fractional Share Cap, the amount paid for each fractional share shall be reduced ratably such that the Fractional Share Cap is not exceeded. As of the Effective Time, all shares of Company Preferred Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Certificate or Book-Entry Shares representing any such shares of Company Preferred Stock shall cease to have any rights with respect to such shares, except, in all cases, the right to receive the Common Stock Consideration and Fractional Share

3

Consideration (if applicable), without interest, upon surrender of such Certificate or Book-Entry Shares in accordance with Section 2.3. The right of any holder of any share of Company Preferred Stock to receive the Common Stock Consideration or Fractional Share Consideration (if applicable) shall be subject to and reduced by the amount of any withholding that is required under applicable Law relating to Taxes.

(d) Company Stock Options . The Company shall take all requisite action so that at the Effective Time, Parent shall assume no Company Stock Options and each outstanding qualified or nonqualified option to purchase shares of Company Common Stock (“ Company Stock Options ”) under any employee equity incentive plan or arrangement of the Company (“ Company Equity Incentive Plans ”) that is unexpired, unexercised and outstanding immediately prior to the Effective Time, whether vested or unvested, shall automatically be cancelled.

(e) Warrants . At the Effective Time, by virtue of the Merger and without any action on the part of any party, the warrant for the purchase of 2,083,333 shares of Company Common Stock (the “ Exchanged Warrant ”) shall be cancelled, exchanged for and converted into the right to receive such number of shares of Parent Common Stock as is equal to the Warrant Percentage multiplied by the Common Stock Consideration, as adjusted pursuant to this Agreement, provided , however , that no fractional share of Parent Common Stock will be issued in the Merger, but in lieu thereof, the holder of such warrant, who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder), shall be entitled to receive from Parent such holder’s portion of the Fractional Share Amount (in the aggregate, all such amounts being less than or equal to the Fractional Share Cap). If the aggregate payments in lieu of fractional shares would otherwise exceed the Fractional Share Cap, the amount paid for each fractional share shall be reduced ratably such that the Fractional Share Cap is not exceeded. At the Effective Time, Parent shall assume no Company Warrants and each outstanding warrant to purchase shares of Company Common Stock (the “ Company Warrants ”) other than the Exchanged Warrant that is unexpired, unexercised and outstanding immediately prior to the Effective Time, shall automatically be cancelled.

(f) Company Note; Other Company Securities and Company Subsidiary Securities . At the Effective Time, by virtue of the Merger and without any action on the part of any party, the Original Company Note shall be cancelled, exchanged for and converted into (A) the Company Note; and (B) the right to receive such number of shares of Parent Common Stock as is equal to the Note Percentage multiplied by the Common Stock Consideration, as adjusted pursuant to this Agreement, provided , however , that no fractional share of Parent Common Stock will be issued in the Merger, but in lieu thereof, the holder of such warrant, who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder), shall be entitled to receive from Parent such holder’s portion of the Fractional Share Amount (in the aggregate, all such amounts being less than or equal to the Fractional Share Cap). If the aggregate payments in lieu of fractional shares would otherwise exceed the Fractional Share Cap, the amount paid for each fractional share shall be reduced ratably such that the Fractional Share Cap is not exceeded. Without limiting the foregoing Sections 2.1(c) through 2.1(e), at the Effective Time, Parent shall assume no other Company Securities or Company Subsidiary Securities (if any) other than the Company Note (collectively, the “ Other Company Securities ”), and all such Other Company Securities shall automatically be cancelled and, for the avoidance of doubt, should any Other Company Security be exercised to acquire shares of Company Common Stock prior to the Effective Time (whether or not contingent upon the Closing), such Other Company Security shall not be subject to this Section 2.1(f), but shall instead be deemed shares of Company Common Stock and governed by Section 2.1(c).

(g) Adjustments . If, during the period between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall change into a different number of shares or a different class (including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or stock dividend thereon with a record date during such period), the allocation of the Common Stock Consideration shall be appropriately adjusted.

(h) Company Actions . Prior to the Effective Time, the Company shall take such actions, if any, as are necessary to give effect to the transactions contemplated by this Section 2.1.

2.2 Cash Consideration for Shares of Company Preferred Stock .

Within one (1) Business Day following the Closing, the Parent shall pay, or cause the Surviving Corporation to pay the Preferred Cash Consideration to the Preferred Holder in accordance with the wire transfer instructions provided by the Preferred Holder two days prior to Closing, provided that the Articles of Merger effecting the transactions contemplated hereby shall not be filed with the Secretary of State of Florida until the Preferred Holder shall have received a federal reference number from Parent evidencing the wire transfer of the Preferred Cash Consideration in accordance with the wire transfer instructions provided by such Preferred Holder.

2.3 Disposition of Certificates and Book-Entry Shares .

(a) Deposits to Exchange Agent and the Company . Prior to the Effective Time, Parent shall appoint a bank or trust company (reasonably acceptable to the Company) to act as Exchange Agent (the “ Exchange Agent ”) and enter into an agreement with the Exchange Agent (the “ Exchange Agent Agreement ”) for the payment of the Common Stock Consideration and the Fractional Share Consideration in exchange for all Certificates or Book-Entry Shares representing all shares of Company Common Stock. At the Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for payment in accordance with Section 2.1, the Common Stock Consideration and the Fractional Share Consideration, (collectively, the “ Payment Fund ”) in exchange for all Certificates or Book-Entry Shares representing all shares of Company Common Stock. The Exchange Agent shall make payments out of the Payment Fund in accordance with this Agreement and the Exchange Agent Agreement, and shall not be used for any other purpose.

(b) Stock Transfer Books . At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Company Common Stock or Company Preferred Stock on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares representing ownership of the Company Common Stock outstanding immediately prior to the Effective Time shall cease to have rights with respect to such Company Common Stock, except as otherwise provided for herein. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Exchange Agent or Parent for any reason (other than Certificates or Book-Entry Shares representing Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Common Stock Consideration or Fractional Share Consideration, as applicable.

(c) As soon as practicable after the Effective Time (but not more than three (3) Business Days thereafter), Parent and the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates or Book-Entry Shares that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Excluded Shares and Dissenting Shares) (I) a Letter of Transmittal, in a form reasonably satisfactory to the parties hereto (a “ Letter of Transmittal ”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass to the Exchange Agent, only upon proper delivery of the Certificates or Book-Entry Shares to the Exchange Agent, and which letter shall be in such form and have such other provisions as Parent may reasonably specify and (II) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the applicable Merger Consideration to which the holder thereof is entitled. Upon surrender of any Certificate or Book-Entry Shares for cancellation to the Exchange Agent or to such other agent or agents reasonably satisfactory to the Company as may be appointed by Parent, together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor the amount of Parent Common Stock and cash in an amount equal to the Fractional Share Amount (if applicable) in respect of the shares of Company Common Stock previously represented by such Certificate or Book-Entry Shares pursuant to the provisions of this Article II, and the Certificate or Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (or an “agent’s message” or such other evidence, if any, of transfer as the Exchange Agent may reasonably request with respect to Book-Entry Shares) and the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Shares or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(d) Termination of Payment Fund . Any portion of the Payment Fund which remains undistributed for twelve (12) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of shares of Company Common Stock prior to the Effective Time who have not theretofore complied with this Article II shall thereafter look only to Parent and only as general creditors thereof for payment of the Common Stock Consideration and Fractional Shares Consideration, as applicable. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock two years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(e) No Liability . None of Parent, Merger Sub, the Surviving Corporation, the Company or the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person in respect of the Common Stock Consideration or Fractional Share Consideration, as applicable, from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Lost Certificates . If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by Parent, the posting by such Person of a bond in such amount as the Surviving Corporation may reasonably require, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration payable in respect thereof, pursuant to this Agreement.

(h) All Merger Consideration paid upon the surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Stock and Company Preferred Stock formerly represented by such Certificate or Book-Entry Shares. After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with, the procedures set forth in this Article II .

2.4 Withholding Rights .

Notwithstanding any provisions contained herein to the contrary each of the Surviving Corporation, Parent or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “ Code ”), and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Law relating to Taxes. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Exchange Agent.

2.5 Appraisal Rights .

Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares under Section 607.1302 et seq . of the FBCA (the “ Appraisal Rights ”, and such shares referred to collectively as the “ Dissenting Shares ” until such time as such holder fails to perfect or otherwise loses such holder’s Appraisal Rights) shall not be converted into the right to receive the Common Stock Consideration or Fractional Share Consideration, as applicable. Such holders shall be entitled to receive such consideration as is determined to be due with respect to such Dissenting Shares in accordance with the FBCA; provided , however , that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under the Appraisal Rights, then the right of such holder to be paid such consideration as is determined to be due pursuant to Section 607.1302 et seq . of the FBCA shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the applicable Common Stock Consideration or Fractional Share Consideration, without interest. The Company shall provide Parent (a) prompt written notice of any demands received by the Company for appraisal of shares of Company Stock, any withdrawal of any such demand and any other demand, notice, instrument delivered to the Company prior to the Effective Time pursuant to the FBCA that relate to such demand, and (b) Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands and the exercise of Appraisal Rights under applicable Law. Except with the prior written consent of Parent, or to the extent required by applicable Law, the Company shall not take any action with respect to such demands (including making any payment with respect to, or offering to settle or settling or approving any withdrawal of, any such demands).

2.6 Tax and Accounting Consequences .

The parties hereby adopt this Agreement as a "plan of reorganization" under Treasury Regulations Section 1.368-2(g) and 1.368-3(a). The parties intend for the transactions contemplated under this Agreement will qualify as a tax-free reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code. Each party has consulted with its own tax advisors and accountants with respect to the tax and accounting consequences, respectively, of, the Merger. Parent and the Company shall cooperate in causing the Merger to qualify as a tax-free reorganization under Code Section 368(a) and shall treat the Merger as such a reorganization for all Tax purposes, including the reporting of the Merger as qualifying as such a reorganization on all relevant federal, state, local and foreign Tax Returns. The parties covenant and agree that they each shall not take any action that reasonably could be expected to jeopardize the treatment of the Merger as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, and the parties shall not take any position on any Tax Return or in any proceeding relating to the Tax consequences of the Merger inconsistent with this Section 2.7. Parent and the Company each agree that in the event such party becomes aware of any such fact or circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization described in section 368(a) of the Code, it will promptly notify the other party in writing.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that, except as disclosed in the disclosure schedule delivered at or prior to the execution hereof to Parent and Merger Sub (the “ Company Disclosure Schedule ”) or in any Company SEC Report filed after January 1, 2011 and before the date of this Agreement, the following statements are true and correct.

3.1 Existence; Good Standing; Authority; Compliance with Law .

(a) The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Florida. The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing under the laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Each of the entities listed in Section 3.1(b) of the Company Disclosure Schedule (each, a “ Company Subsidiary ”, and collectively, the “ Company Subsidiaries ”) is a corporation, limited liability company or other entity duly incorporated or organized, validly existing and (where applicable) in good standing under the laws of its jurisdiction of incorporation or organization. All issued and outstanding shares or other equity interests of each Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable. Section 3.1(b) of the Company Disclosure Schedule sets forth the name and jurisdiction of incorporation or organization of each Company Subsidiary. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. Each Company Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted. The Company has no Subsidiaries other than the Company Subsidiaries.

(c) The Company and each Company Subsidiary is, and since January 1, 2009 has been, in compliance with, and to the Company’s Knowledge, is not under any investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law (other than applicable continued listing rules of NYSE Amex Equities), except for failure to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries is in violation of any order of any court, governmental authority or arbitration board or tribunal, or has received any written notice that the Company or any of the Company Subsidiaries is in violation of any Law to which the Company or any Company Subsidiary or any of their respective properties or assets is subject, where such violation, alone or together with all other violations, would have a Company Material Adverse Effect. The Company and the Company Subsidiaries have obtained all licenses, permits and other authorizations and have taken all actions required by applicable Law or governmental regulations in connection with their businesses as now conducted, except where the failure to obtain any such license, permit or authorization or to take any such action, alone or together with all other such failures, would not have a Company Material Adverse Effect.

(d) The Company has previously provided or made available to Parent true and complete copies of the articles of incorporation and bylaws and the other charter documents, articles of incorporation, bylaws, organizational documents and partnership, limited liability company and joint venture agreements (and in each such case, all amendments thereto) of the Company and each of the Company Subsidiaries as in effect on the date of this Agreement.

3.2 Authorization, Takeover Laws, Validity and Effect of Agreements .

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the transactions contemplated hereby and perform its obligations hereunder. Subject to obtaining the Company Stockholder Approval, The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on behalf of the Company. In connection with the foregoing, the Company Board has taken such actions and votes as are necessary on its part to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other anti-takeover statute or similar federal or state statute inapplicable to this Agreement and the Transaction. This Agreement, assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors’ rights and general principles of equity, whether considered in a proceeding at law or in equity.

(b) The Company Board, at a meeting duly called and held (i) determined that this Agreement and the Transaction are fair to and in the best interests of the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the Transaction and (iii) resolved, subject to Section 6.5, to recommend approval and adoption of this Agreement by its stockholders (collectively, the “ Company Recommendation ”).

(c) The affirmative vote or consent of Company Stockholders holding at least a majority of the outstanding shares of Company Stock, voting together in a single class, plus the affirmative vote or consent of holders of at least 75% of the outstanding shares of Company Preferred Stock, are the only votes of the holders of any class or series of Company Stock necessary to approve and adopt this Agreement and approve the Merger (such affirmative vote, whether at a meeting of Company Stockholders, however called, or in connection with any written consent of Company Stockholders, shall herein be referred to as the “ Company Stockholder Approval ”).

3.3 Capitalization .

(a) The authorized capital stock of the Company consists of 125,000,000 shares of Company Common Stock and 5,000,000 shares of Company Preferred Stock, of which 3,000,000 shares of Company Preferred Stock are designated as Series C Preferred Stock. As of February 15, 2012 (i) 26,003,009 shares of Company Common Stock were issued and outstanding, (ii) 3,000,000 shares of Company Preferred Stock were issued and outstanding, (iii) 901,250 shares of Company Common Stock (subject to adjustment on the terms set forth in the Company Equity Incentive Plans) were authorized and reserved for issuance upon exercise of Company Stock Options outstanding and held by employees and members of the Company’s and Company Subsidiaries’ board of directors under the Company Equity Incentive Plans, 737,187 of which were vested, (iv) 2,083,333 shares of Company Common Stock were reserved for issuance upon exercise of the Company Warrants; and (v) 3,281,250 shares of Company Common Stock were reserved for conversion of the Company Convertible Notes. As of the date of this Agreement, the Company had no shares of Company Common Stock or Company Preferred Stock issued or reserved for issuance other than as described above. All such issued and outstanding shares of capital stock of the Company are, and all shares that may be issued pursuant to any Company Incentive Equity Plan or similar arrangement will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and have been issued in compliance with all applicable U.S. securities laws (other than notice filings required in connection with securities issued in transactions exempt from registration pursuant to Regulation D or Rule 701 of the Securities Act).

(b) Other than the Company Convertible Notes, the Company has no outstanding bonds, debentures or notes the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(c) Section 3.3(c) of the Company Disclosure Schedule sets forth a true, complete and correct list of Company Warrants and Company Stock Options, including the name of the Persons to whom such Company Stock Options, and Company Warrants have been granted, the number of shares subject to each Company Stock Option and Company Warrant, the per share exercise price for each Company Stock Option and Company Warrant, and the portion of each Company Stock Option and Company Warrant that is currently exercisable. Except for the Company Stock Options (all of which have been issued under the Company Equity Incentive Plans), the Company Warrants, or as set forth on Section 3.3(c) of the Company Disclosure Schedule, as of the date of this Agreement, there are no existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate the Company or any Company Subsidiary to issue, transfer or sell any shares of capital stock of the Company.

(d) Section 3.3(d) of the Company Disclosure Schedule sets forth a true, complete and correct list of the unvested stock awards outstanding under the Company Equity Incentive Plans, including the name of the Person to whom such unvested stock awards have been granted and the number of shares subject thereto. Neither the Company nor any Company Subsidiary has issued any “phantom” stock, stock appreciation rights, performance units, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company or any Company Subsidiary.

(e) There are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares, and, to the Company’s Knowledge there are no third party agreements or understandings with respect to the voting of any such shares or which restrict the transfer of any such shares.

(f) Except as set forth on Section 3.3(f) of the Company Disclosure Schedule or as specifically contemplated by this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock, partnership interests or any other securities of the Company or any Company Subsidiary (other than in satisfaction of withholding tax obligations pursuant to certain awards outstanding under the Company Equity Incentive Plans in the event the grantees fail to satisfy withholding tax obligations).

3.4 Subsidiaries .
Except as set forth on Section 3.4 of the Company Disclosure Schedule, all issued and outstanding shares or other equity interests of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all liens, pledges, security interests, claims, or other encumbrances on title (including any restriction on the right to vote, sell or otherwise dispose of such shares or other equity interests) (“ Encumbrances ”).

3.5 Other Interests .
Section 3.5 of the Company Disclosure Schedule sets forth all interests and investments (whether equity or debt) in any Person owned directly or indirectly by the Company or any Company Subsidiary, other than investments in short-term investment securities, equity interests in Company Subsidiaries and intercompany receivables owing by and to wholly owned Company Subsidiaries or by wholly owned Company Subsidiaries to the Company.

3.6 Consents and Approvals; No Violations .
Assuming receipt of the Company Stockholder Approval and adoption of this Agreement by Parent, as the sole stockholder of Merger Sub, and except for (a) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, (i) the Exchange Act, the Securities Act and any other applicable federal securities, takeover, state securities or state “blue sky” laws, and (ii) compliance with any applicable requirements of OTC QB Markets or Nasdaq, (b) the filing of the Articles of Merger with the Secretary of State of Florida and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (c) as contemplated in Section 6.3, or (d) those items set forth in Section 3.6 of the Company Disclosure Schedule, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Transaction or compliance by the Company with any of the provisions hereof will (A) conflict with or result in any breach of any provision of the organizational documents of the Company or any Company Subsidiary, (B) require any filing by the Company with, notice to, or permit, authorization, consent or approval of, any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof (each, a “ Governmental Entity ”), (C) result in a violation or breach by the Company of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any Material Contract or any license, franchise, permit, certificate, approval or other similar authorization affecting or relating in any way to, the assets or business of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party or by which it or any of its respective properties or assets may be bound, (D) violate any federal, state, local or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code rule, regulation, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding on or applicable to the Company or any Company Subsidiary or any of its properties or assets (collectively, “ Law ” or “ Laws ”), or (E) result in the creation or imposition of any Encumbrance on any asset of the Company or any Company Subsidiary, excluding from the foregoing clauses (B), (C), (D) and (E) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, (I) prevent or materially delay consummation of the Merger, (II) otherwise prevent or materially delay performance by the Company of its material obligations under this Agreement or (III) have a Company Material Adverse Effect.

3.7 SEC Reports .

(a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2009 (together with any exhibits and schedules thereto or incorporated by reference therein and other information incorporated therein, an “ SEC Report ”, and collectively, the “ Company SEC Reports ”), all of which were prepared in all material respects in accordance with the applicable requirements of the Exchange Act, the Securities Act and the rules and regulations promulgated thereunder (the “ Securities Laws ”). As of their respective dates (or, if amended prior to the date of this Agreement, as of the respective dates of such amendments), the Company SEC Reports (i) complied, and each Company SEC Report filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Laws and (ii) did not, and each Company SEC Report filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Except as set forth in Section 3.7 of the Company Disclosure Schedule, each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of the Company included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect.

(b) Except as set forth in Section 3.7 of the Company Disclosure Schedule, the Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act).

(c) Except as set forth in Section 3.7 of the Company Disclosure Schedule, the Company has established and maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 under the Exchange Act).

(d) There are no outstanding loans or other extensions of credit made by the Company or any of the Company Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Except with respect to certain continued listing requirements of NYSE Amex Equities, since January 30, 2009, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NYSE Amex Equities and the OTC QB Market, as applicable.

(f) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, NYSE Amex Equities, and the OTC QB Market, as applicable.

3.8 Litigation .

Except as otherwise provided in Schedule 3.8 of the Company Disclosure Schedule, there is no suit, claim, action, proceeding or investigation pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries, or, to the Company’s Knowledge, any present officer, director or employee of the Company or any Company Subsidiary (in each case, for whom the Company or any Company Subsidiary, or any of their respective properties may be obligated) and neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Entity, which would, individually or in the aggregate, (i) prevent or materially delay the consummation of the Merger, (ii) otherwise prevent or materially delay performance by the Company of any of its material obligations under this Agreement or (iii) have a Company Material Adverse Effect.

3.9 Absence of Certain Changes .

From February 28, 2011 through the date hereof, except for actions leading to the execution of this Agreement or taken pursuant hereto, and except as set forth on Section 3.9 of the Company Disclosure Schedule, the Company and the Company Subsidiaries have conducted their businesses in the ordinary course of business consistent with past practice, and there has not been:

(a) a Company Material Adverse Effect or any event, occurrence or development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(b) any material change in the Company’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP;

(c) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) with respect to any shares of capital stock of the Company, or any redemption, repurchase or other acquisition by the Company or any Company Subsidiary of any Company Securities or any Company Subsidiary Securities (other than in connection with the forfeiture or exercise of equity based awards, options and restricted stock in the Company or any Subsidiary in either case, in accordance with existing agreements or terms);

(d) any amendment of any material term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(e) any creation, incurrence, assumption or guarantee by the Company or any Company Subsidiary of any Indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices;

(f) any cancellation of any inbound licenses, inbound sublicenses, franchises, permits or inbound agreements to which the Company or any Company Subsidiary is a party, or any written notification to the Company or any Company Subsidiary that any party to any such arrangements intends to cancel or not renew such arrangements beyond their expiration date as in effect on the date hereof, which cancellation or notification has neither had nor could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(g) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any Company Subsidiary that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(h) (i) with respect to any director, officer or employee of the Company or any Company Subsidiary whose annual total compensation exceeds $50,000, (A) any grant of any new or any increase of any severance or termination pay (or any amendment to any existing severance pay or termination arrangement) or (B) any entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement), (ii) any increase in benefits payable under any existing severance or termination pay policies, except as provided for in such policies, (iii) any establishment, adoption or amendment (except as required by applicable Law) to any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement or (iv) any increase in compensation, bonus or other benefits payable to any director, officer or employee of the Company or any Company Subsidiary, except for increases in the ordinary course of business consistent with past practice; or

(i) any material Tax election made or changed, any material annual tax accounting period changed, any material method of tax accounting adopted or changed, any material amended Tax Returns or claims for Tax refunds filed, any material closing agreement entered into, any material Tax claim, audit or assessment settled, or any material right to claim a Tax refund, offset or other reduction in Tax liability surrendered.

3.10 Taxes .

Each of the Company and the Company Subsidiaries (a) has timely filed (or had filed on their behalf) all Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Entity) and (b) has paid (or had paid on their behalf) all Taxes shown on such Tax Returns as required to be paid by it, except, in each case, where the failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, have a Company Material Adverse Effect. The most recent financial statements contained in the Company SEC Reports reflect, to the Company’s Knowledge, an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries for all Tax accounting periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns. True, correct and complete (in all material respects) copies of all federal, state and local Tax Returns for the Company and each Company Subsidiary with respect to the Taxable years commencing on or after January 1, 2008 have been delivered or made available to representatives of Parent. To the Company’s Knowledge, no deficiencies for any Taxes have been asserted or assessed in writing against the Company or any of the Company Subsidiaries as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

3.11 Properties .

(a) Neither the Company nor any Company Subsidiary owns any real estate. Section 3.11 of the Company Disclosure Schedule sets forth a correct and complete list of each material lease pursuant to which the Company or any Company Subsidiary is a lessee (collectively, the “ Leases ”). The Company has made available to Parent correct and complete copies of all Leases, including all material amendments, modifications, supplements, renewals, extensions and guarantees related thereto, as of the date hereof. Neither the Company nor any Company Subsidiary, on the one hand, nor, to the Company’s Knowledge, any other party, on the other hand, is in monetary default under any Lease, except for defaults that would not have or would not reasonably be likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, the Company and the Company Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet, or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, subject to no Encumbrances.

(c) To the Company’s Knowledge, the tangible personal property and assets of the Company used in the Company’s business as currently conducted are free from defects and in good operating condition and repair (subject to normal wear and tear).

3.12 Environmental Matters .
Except as set forth in any environmental report set forth in Section 3.12 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has received any written notice (a) of any administrative or judicial enforcement proceeding by any Governmental Entity pending, or to the Company’s Knowledge threatened, against the Company or any Company Subsidiary under any Environmental Law or (b) that it is potentially responsible under any Environmental Law for costs of response or for damages to natural resources, as those terms are defined under the Environmental Laws, at any location; and, to the Company’s Knowledge, there has not been any release on the real property leased by the Company or any Company Subsidiary of Hazardous Materials that would be reasonably likely to result in a requirement under any Environmental Laws to perform a response action or result in liability under the Environmental Laws that would have a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary are, and since January 1, 2009 have been, in compliance with all Environmental Laws.

3.13 Employee Benefit Plans .

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth a list of every employee benefit plan, within the meaning of ERISA Section 3(3), each loan to an employee and each plan or arrangement providing for insurance coverage (including any self-insured arrangements that are clearly identified as such, and any stop-loss insurance policies issued in connection with such self-insured arrangements), workers’ compensation benefits, vacation and/or paid time off benefits, severance benefits, retention, disability benefits, death benefits, hospitalization benefits, medical benefits, dental benefits, vision care benefits, relocation benefits, cafeteria benefits, child-dependent care benefits, sabbatical, retirement benefits, non-qualified deferred compensation, pension, profit-sharing, stock bonus, bonuses, sales commission, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits for employees, consultants or directors that is currently in effect or which has been in effect at any time during or after 2003, and which is sponsored, maintained or contributed to by the Company or any ERISA Affiliate or which covers any current or former employee, consultant or director of the Company or any ERISA Affiliate (such plan, programs and arrangements, herein denominated the " Employee Programs "). With respect to each Employee Program that is intended to qualify under Section 401(a) of the Code, the Company or an ERISA Affiliate (i) has received a favorable advisory, determination, notification or opinion letter, as applicable, from the IRS that such Employee Program satisfied the requirements of all applicable Laws (a copy of which letter(s) have been delivered to Parent), and to the Company Knowledge, no event has occurred and no condition exists that would reasonably be expected to result in the loss of tax-qualified status of such Employee Program, (ii) has applied timely to the IRS for such letter or has a remaining period of time to apply for such letter, or (iii) relies on a favorable IRS opinion letter or advisory letter issued to the master and prototype or volume submitter plan sponsor of such Employee Program in accordance with IRS guidance for reliance on such opinion or advisory letters.

(b) With respect to each Employee Program, the Company has made available to Parent (if applicable to such Employee Program): (i) all material documents embodying or governing such Employee Program, and any funding medium for the Employee Program (including, without limitation, plan documents, adoption agreements, and amendments and restatements thereto executed since the inception of such Employee Program and any resolutions thereto executed in connection with such documents, trust agreements, financial statements, vendor contracts, employee booklets, and other authorizing documents, and any material employee communications relating thereto); (ii) the most recent IRS determination letter with respect to such Employee Program under Code Section 401(a); (iii) the most recently filed IRS Forms 5500 (including all attachments, schedules, financial statements and accountant’ opinions attached thereto); (iv) the summary plan description for such Employee Program (or other descriptions of such Employee Program provided to employees) and all modifications thereto; and (v) any insurance policy related to such Employee Program.

(c) Each Employee Program has been administered, in all material respects, in accordance with the requirements of applicable Law, including, without limitation, ERISA and the Code, and is being administered and operated, in all material respects, in accordance with its terms. No Employee Program (i) is or has ever been subject to Title IV of ERISA or is or has ever been a multiemployer plan, within the meaning of ERISA Section 3(37), (ii) is or has ever been a multiple employer plan within the meaning of ERISA Section 413(c), (iii) is or has ever been a multiple employer welfare arrangement within the meaning of ERISA Section 3(40), or (iv) is or has ever been a funded welfare plan within the meaning of Section 419 of the Code, or is or has ever been funded through a voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code). Each Employee Program can be amended, terminated or otherwise discontinued at any time prior to the Effective Time in accordance with its terms, without liability to Parent and/or the Merger Sub (other than ordinary administrative expenses typically incurred in a termination event). No Employee Program will be subject to any surrender fees or services fees upon termination other than the normal and reasonable administrative fees associated with the termination of such type of Employee Program.

(d) Full payment has been made, or otherwise properly accrued on the books and records of the Company and any ERISA Affiliate, of all amounts that the Company and any ERISA Affiliate are required under the terms of the Employee Programs to have paid as contributions to such Employee Programs on or prior to the date hereof (excluding any amounts not yet due) and the contribution requirements, on a prorated basis, for the current year have been made or otherwise properly accrued on the books and records of the Company through the Effective Time.

(e) Neither the Company, an ERISA Affiliate or any Person appointed or otherwise designated to act on behalf of the Company, or an ERISA Affiliate, has engaged in any transactions in connection with any Employee Program that is reasonably expected to result in the imposition of a material penalty pursuant to Section 502(i) of ERISA, material damages pursuant to Section 409 of ERISA or a material Tax pursuant to Section 4975(a) of the Code. No Employee Program has engaged in any non-exempt prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code.

(f) No liability, action, litigation or material claim has been made, commenced or, to the Company's Knowledge, threatened with respect to any Employee Program (other than for benefits payable in the ordinary course of business and proceedings with respect to qualified domestic relations orders). No suit, administrative proceeding, action or other litigation has been brought, or to the Company’s Knowledge, has been threatened, against or with respect to any Employee Program, including any audit or inquiry by the IRS or United States Department of Labor.

(g) Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, no Employee Program provides for medical benefits (other than under Section 4980B of the Code or pursuant to state health continuation laws) to any current or future retiree or former employee.

(h) To the Company’s Knowledge, contributions due from the Company or any ERISA Affiliate with respect to any of the Employee Programs have been timely made under the terms of the applicable Employee Program, ERISA, the Code and any other applicable Law, or there is a period of time remaining for such contributions to be timely made.

(i) There has been no termination or partial termination of any Employee Program within the meaning of Section 411(d)(3) of the Code (other than as contemplated elsewhere under this Agreement).

(j) There is no Employee Program that would subject any individual to taxation under Section 409A of the Code. Any Employee Program that is subject to the requirements of Section 409A of the Code meets such requirements in both form and operation.

(k) Except as set forth in Section 3.13(k) of the Company Disclosure Schedule, the execution and delivery of this Agreement and the consummation of the Transaction (alone or in conjunction with any other event) will not (i) constitute a stated triggering event under any Employee Program that will result in any payment (whether of severance pay or otherwise) becoming due from the Company or any ERISA Affiliate to any current or former officer, employee, director or consultant (or dependents of such Persons), (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former officer, employee, director or consultant (or dependents of such Persons) of the Company or any ERISA Affiliate, (iii) require the Company or any ERISA Affiliate to make a larger contribution to, or pay greater benefits or provide other rights under, any Employee Program than it would otherwise would, or (iv) create or give rise to any additional vested rights or service credits under any Employee Program.

(l) No payment to any individual with respect to the transaction contemplated by this Agreement would result in an excise tax being imposed under Section 4999 of the Code, and no payment made by the Company or any ERISA Affiliate to any employee or other provider of services would not be deductible by reason of Section 280G of the Code.

(m) Neither the Company nor any ERISA Affiliate has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of the Company other than the Employee Programs, or to make any amendments to any of the Employee Programs. The Company or an ERISA Affiliate has reserved all rights necessary to amend or terminate each of the Employee Programs without the consent of any other Person.

(n) Neither the Company nor any ERISA Affiliate of the Company is subject to any tax under Chapter 43 of the Code for any period prior to the Effective Time.

(o) With respect to each International Employee Program: (i) each International Employee Program is in compliance with the applicable provisions of the Laws regarding employee benefits, mandatory contributions and retirement plans of each jurisdiction in which each such International Employee Program is maintained, to the extent those Laws are applicable to such International Employee Program; (ii) each International Employee Program has been administered, at all times and in all material respects, in accordance with its terms; (iii) to the Company’s Knowledge, there are no pending investigations by any Governmental Entity involving any International Employee Program, and there are no pending claims (except for claims for benefits payable in the normal operation of the International Employee Programs), suits or proceedings against any International Employee Program or asserting any rights or claims to benefits under any International Employee Program; and (iv) the Transaction will not, by itself or in conjunction with any other agreements, events or occurrences, create or otherwise result in any liability, accelerated payment or any enhanced benefits with respect to any International Employee Program.

3.14 Labor and Employment Matters .

(a) The Company and each Company Subsidiary has materially complied with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, payment and withholding of taxes and continuation coverage with respect to group health plans. Since July 1, 2011, there has not been, and as of the date of this Agreement there is not pending or, to the Company’s Knowledge, threatened, any work stoppage or labor strike against the Company or any of the Company Subsidiaries by employees.

(b) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization, nor are there any negotiations or discussions currently pending or occurring between the Company, or any of the Company Subsidiaries, and any union or employee association regarding any collective bargaining agreement or any other work rules or polices. There is no unfair labor practice or labor arbitration proceeding pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries relating to their business. To the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries.

(c) There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company of any of the Company Subsidiaries in connection with the employment relationship.

(d) Except as set forth in Section 3.14(d) of the Company Disclosure Schedule, as of the date of this Agreement the Company has paid in full to all employees, contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, contractors and consultants. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice).

(e) To the Company’s knowledge, all employees of the Company are legally permitted to be employed by the Company in the jurisdiction in which such employee is employed in their current job capacities for the maximum period allowed under applicable Law. All independent contractors providing services to the Company have been properly classified as independent contractors for purposes of federal and applicable state tax Laws, Laws applicable to employee benefits and all other applicable Law.

3.15 No Brokers .

Except as set forth in Section 3.15 of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of such entity or Parent or Merger Sub to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Merger.

3.16 Operations .

To the Knowledge of the Company, no attacks or unauthorized access to the Company’s systems by hackers have inflated the number of page views or unique visitor sessions on the Company websites. Neither the Company nor any of its Subsidiaries has taken, and to the Knowledge of the Company, no third party has taken, any steps to artificially inflate the number of page views and unique visitors for the Company websites.

3.17 Material Contracts .

(a) Section 3.17(a) of the Company Disclosure Schedule lists each Contract to which the Company or any Company Subsidiary is a party to or bound by, including:

(i) any employment agreement (A) not terminable at will or upon 30 days prior notice or (B) with an employee of the Company or any Company Subsidiary who performs services primarily outside of the United States; any severance agreement with any employee; or any non-compete agreement with or binding upon any employee;

(ii) any indenture, mortgage, note, installment obligation, agreement or other instrument relating to Indebtedness, in each case involving an aggregate principal amount of more than $10,000;

(iii) any Contract to sell an asset or assets valued at $10,000 or more individually or $25,000 or more in the aggregate, other than such Contracts entered into in the ordinary course of business consistent with past practice;

(iv) any partnership agreement or joint venture agreement;

(v) any Contract (other than a customer Contract) that (A) has a remaining term, as of the date of this Agreement, of over one year in length, provides for annual payments to or from the Company or any of the Company Subsidiaries of $10,000 or more and is not terminable within one year without an early termination fee; (B) provides for aggregate payments after the date hereof to or from the Company or any of the Company Subsidiaries of $25,000 or more over the remaining term thereof; or (C) was not entered into in the ordinary course of business consistent with past practice;

(vi) any Contract relating to the assumption or guaranty of any Indebtedness or imposing an Encumbrance on any of the assets of the Company or any of the Company Subsidiaries;

(vii) any Contract containing covenants of the Company or any of the Company Subsidiaries (A) not to compete in any line of business or with any Person or in any geographical area or not to solicit or hire any person with respect to employment, or (B) to provide any “most favored nation” or similar provisions to any customers or potential customers or any class of customers (that is, required to give pricing to such customers or potential customers or classes of customers that is at least as good or more favorable to that offered to others for similar goods and/or services);

(viii) any Contract providing for the acquisition (by merger, purchase of stock or assets or otherwise) by the Company or any of the Company Subsidiaries of any operating business or all or substantially all of the assets or the capital stock of any other Person;

(ix) any Contract with any labor union or other representative of employees of the Company or any of the Company Subsidiaries;

(x) any Contract relating to any Person’s rights to any Intellectual Property of the Company or any of the Company Subsidiaries (other than Contracts entered into in the ordinary course of business for commercially available “off the shelf” software licenses) and any Contract relating to the Company’s or any of the Company Subsidiaries’ licensing or acquisition of any Intellectual Property from any other Person;

(xi) any Contract providing for indemnification by the Company or any of the Company Subsidiaries of any Person, which indemnification obligation has a duration of more than one year;

(xii) any Contract that includes potential liability by the Company or any Company Subsidiary to any Person for other than (A) direct and actual damages not to exceed twelve months’ fees paid under that Contract, or (B) any damages other than direct and actual damages, including, without limitation, consequential, punitive, special or indirect damages, or damages otherwise based on loss of profit, business interruption or diminution of value; or

(xiii) any customer Contract pursuant to which such customer is to pay the Company or any Company Subsidiary in excess of $25,000 in any consecutive twelve month period.

The Contracts listed on Section 3.17 of the Company Disclosure Schedule are referred to herein as the “ Material Contracts .” The Company has made available to Parent true, correct and complete copies of all Material Contracts. Neither the Company nor any of the Company Subsidiaries has received any notice, and to the Company’s Knowledge is not aware, that any Person intends to terminate or default under any Material Contract before the end of its stated term. Without limiting the generality of the foregoing, the Company and each of the Company Subsidiaries is and has at all times during the term of the relevant Contract been in compliance in all material respects with all service levels and other performance obligations set forth in any Contract to which it is a party. Except as disclosed in Section 3.17 of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries is party to any Contract with any Governmental Entity. Neither the Company nor any of the Company Subsidiaries is a party to any oral agreement that is or would reasonably be expected to be material to its relationship with any customer, vendor or employee of the business of the Company, or the performance or non-performance of which would reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is in violation of or in default under any Material Contract to which it is a party or by which it or any of its properties or assets is bound (nor, to the Company’s Knowledge, is any other party to a Material Contract in violation or in default thereunder), except for violations or defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect, nor will the consummation of the Merger result in any third party having any right to terminate, amend, accelerate, cancel or deprive the Company of a benefit under any Material Contract, except for such rights that, if exercised, would not, individually or in the aggregate have a Company Material Adverse Effect. Except for breaches, violations or defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Contracts is valid and in full force and effect.

3.18 Insurance .

The Company maintains insurance coverage with reputable insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company and the Company Subsidiaries (taking into account the cost and availability of such insurance), except to the extent the failure to maintain such insurance would not have a Company Material Adverse Effect. There is no claim by the Company or any Company Subsidiary pending under any such policies which (a) has been denied or disputed by the insurer or (b) if not paid would have, individually or in the aggregate, a Company Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and no written notice of cancellation or termination has been received by the Company with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

3.19 Proxy Statement; Company Information .

The information relating to the Company and the Company Subsidiaries to be contained in the Proxy Statement (or any amendment or supplement thereto) and any other documents filed with the SEC in connection herewith, will not, on the date the Joint Proxy Statement/Prospectus is first mailed to holders of the Company Common Stock and Company Preferred Stock, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made, except that no representation is made by the Company with respect to the information supplied by Parent for inclusion therein.

3.20 No Payments to Employees, Officers, Directors or Consultants .

Except as set forth in Section 3.20 of the Company Disclosure Schedule, there is no employment or severance payment payable or other benefit due on a change of control or otherwise as a result of the consummation of the Merger or any of the other transactions contemplated hereby, with respect to any employee, officer, director or consultant of the Company or any Company Subsidiary.

3.21 Intellectual Property .

(a) Section 3.21(a) of the Company Disclosure Schedule sets forth a list of all patents, patent applications, registered copyrights, registered marks (including trademarks and service marks, to the extent registered) and applications to register marks, in each case that are owned by the Company or the Company Subsidiaries (collectively, the “ Registered Intellectual Property ”). The Company or any Company Subsidiary is the sole and exclusive owner of the Registered Intellectual Property. To the Company’s Knowledge, no item of material Registered Intellectual Property is being misappropriated, violated, or infringed in any manner materially adverse to the Company or any of the Company Subsidiaries by any third party.

(b) Section 3.21(b) of the Company Disclosure Schedule sets forth a list of all unregistered trademarks, service marks and trade names that are used in the conduct of the business of the Company and its Subsidiaries (“ Unregistered Marks ”). The Company and the Company Subsidiaries have all Intellectual Property Rights necessary to use the Unregistered Marks in the business of the Company and its Subsidiaries. To the Company’s Knowledge, no Unregistered Marks are being misappropriated, violated, or infringed in any manner materially adverse to the Company or any of the Company Subsidiaries by any third party.

(c) Section 3.21(c) of the Company Disclosure Schedule sets forth a list of all domain names owned or used by the Company and its Subsidiaries in the conduct of the business of the Company and its Subsidiaries (“ Domain Names ”). To the Company’s Knowledge, all Domain Names are currently properly registered with the appropriate registration authorities, all registration fees for the Domain Names are fully paid and current, and no claims are pending or, to the Company’s Knowledge, threatened, that would or might affect the Company’s or its Subsidiaries’ continued use and ownership of the Domain Names.

(d) (i) The Company and Company Subsidiaries own or have a valid and enforceable right or license to all material Intellectual Property and all Intellectual Property Rights therein used in the conduct of the business of the Company and its Subsidiaries as currently conducted (the “ Company Intellectual Property ”), (ii) no claims are pending or, to the Company’s Knowledge, threatened, alleging that the Company or any of the Company Subsidiaries is or was violating, misappropriating or infringing the rights of any Person with regard to any Intellectual Property Rights and to the Company’s Knowledge neither the Company nor any Company Subsidiary has received any notices regarding the foregoing, and (iii) to the Company’s Knowledge, the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe, the Intellectual Property Rights of any other Person.

(e) The Company and its Subsidiaries are the sole owners of all Owned Intellectual Property Rights and hold all right, title and interest in and to all Owned Intellectual Property Rights, free and clear of any Encumbrances. There exist no restrictions on the disclosure, use, license or transfer of the Owned Intellectual Property Rights. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Owned Intellectual Property Rights or, to the Company’s Knowledge, Licensed Intellectual Property Rights or Intellectual Property Right Licenses. To the Company’s Knowledge, no Person has violated or infringed any Owned Intellectual Property Rights. None of the Owned Intellectual Property Rights has been adjudged invalid or unenforceable in whole or part, and, to the Company’s Knowledge, all such Owned Intellectual Property Rights are valid and enforceable.

(f) The Company and its Subsidiaries have taken actions commensurate with industry standards to maintain and protect all registrations and applications for registration included in the Owned Intellectual Property Rights, including, without limitation, the payment of all applicable fees, filing of applicable statements of use, timely response to office actions, and disclosure of any required information. Documentation evidencing the complete chain of title with respect to each registration or application for registration included in the Owned Intellectual Property Rights has been properly recorded with each applicable governmental authority.

(g) To the Company’s Knowledge, neither the Company and nor its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Right of any third person. There is no claim, action, suit, investigation or proceeding pending against, or, to the Company’s Knowledge, threatened against or affecting, the Company or any of its Subsidiaries relating to any Intellectual Property Rights or any of the Company’s or its Subsidiaries’ rights therein.

(h) The Company and its Subsidiaries are in material compliance with all Intellectual Property Right Licenses, including, without limitation, all Intellectual Property Right Licenses to all Open Source Software. Section 3.21(h) of the Company Disclosure Schedule sets forth a list of all Restricted Open Source Software used or distributed by the Company or any Company Subsidiary. All Restricted Open Source Software used or distributed by the Company or any Company Subsidiaries is used in a manner that does not require the Restricted Open Source Software to be (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivatives; or (iii) redistributable at no charge.

(i) The Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Owned Intellectual Property Rights and Licensed Intellectual Property Rights (i) that are material to the business or operation of the Company or any of its Subsidiaries and the value of which to the Company or any of its Subsidiaries is contingent upon maintaining the confidentiality thereof or (ii) that Company or any Company Subsidiary is required by contract to keep confidential. No such Intellectual Property Rights have been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by confidentiality obligations.

(j) Each employee, consultant and contractor engaged in research or product or software development for the Company or any of its Subsidiaries has executed a written agreement assigning or is otherwise required to assign to the Company or its applicable Subsidiary all right title and interest in and to any works of authorship or other Intellectual Property Rights developed, created or reduced to practice during the course of their engagement with the Company or such Subsidiary.

(k) Except as set forth in Section 3.21(k) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has granted to any other Person any current or contingent right to any source code included in the Owned Intellectual Property Rights.

(l) It is the practice of the Company and its Subsidiaries to scan with commercially available virus scan software all software used in the business of the Company and its Subsidiaries that are capable of being scanned for viruses. To the Company’s Knowledge, none of the software included in the Owned Intellectual Property Rights or that is distributed by the Company or any of its Subsidiaries or that is used or held for use in the conduct of the business of the Company and its Subsidiaries as currently conducted contains any computer code designed to disrupt, disable or harm in any manner the operation of any software or hardware. To the Company’s Knowledge, none of the software included in the Owned Intellectual Property Rights or the Licensed Intellectual Property Rights and that is used in the business of the Company and its Subsidiaries as currently conducted contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which can cause software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command by any person.

3.22 Transactions with Affiliates, Stockholders, Officers, Directors and Others .

Except as set forth in Section 3.22 of the Company Disclosure Schedule or as contemplated by this Agreement, no officer, director, stockholder, shareholder, member, consultant or employee of the Company or any of the Company Subsidiaries or, to the Company’s Knowledge, any individual related by blood, marriage or adoption to any such individual or any entity of which any such Person or individual owns any beneficial interest, is a party to any contract, agreement or transaction with the Company or any of the Company Subsidiaries, has any material interest in any property used by the Company or any Company Subsidiary (including any Intellectual Property of the Company) or, to the Company’s Knowledge, (a) has any claim or cause of action against the Company or any of the Subsidiaries or (b) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company or any of the Company Subsidiaries. No Affiliate of the Company has any material interest in any real property used by the Company or any of the Company Subsidiaries.

3.23 Anti-Bribery .

The Company and the Company Subsidiaries are in compliance with the anti-corruption and bribery Laws to which the Company and the Company Subsidiaries are subject in the jurisdictions in which the Company and the Company Subsidiaries are operating (collectively, the “ Anti-Bribery Laws ”). Neither the Company nor any of the Company Subsidiaries has received any written communication that alleges that the Company, a Company Subsidiary or any agent thereof is, or may be, in violation of, or has, or may have, any liability under, the Anti-Bribery Laws.

3.24 Suppliers .

The existing suppliers of the Company are adequate for the operation of the Company in the ordinary course of business as presently conducted. Since January 1, 2011 and through the date hereof, and except as would not have a Company Material Adverse Effect, (a) the Company has not received any written notice or threat of any change in relations with any of the major suppliers of the Company, and (b) the Company has not received from any of the major suppliers of the Company any written notice of termination or material alteration of any contract or business relationship governed thereby and no notice of termination, violation or amendment has been received by the Company or any of the Company Subsidiaries.

3.25 Customers .

Except as set forth in Section 3.26 of the Disclosure Schedule, since January 1, 2011, (a) the Company and the Company Subsidiaries have not received written or, to the Company’s Knowledge, oral notice that any Customer intends to cancel or terminate its agreement with the Company or the Company Subsidiaries and (b) the Company and the Company Subsidiaries have not received any written or, to the Company’s Knowledge, oral notice that any Customer intends to materially reduce its purchases of services from the Company or the Company Subsidiaries.

3.26 Indebtedness .

Neither the Company nor any of the Company Subsidiaries has any Indebtedness, other than (a) that identified in Section 3.26 of the Company Disclosure Schedule, and (b) trade payables on ordinary trade terms incurred in the ordinary course of business consistent with past practice.

3.27 Export Control Laws .

The Company and the Company Subsidiaries have at all times conducted their respective export transactions in accordance with (a) all applicable U.S. export and reexport controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (b) all other applicable import/export controls in other countries in which the Company conducts business.

3.28 Privacy .

To the Company's Knowledge, neither the Company nor any Company Subsidiary has collected any types of Personal Information from any third parties except for the types of Personal Information described in Section 3.28 of the Company Disclosure Schedule. The Company and Company Subsidiaries have complied in all material respects with applicable privacy and data security Laws and regulations, recognized industry standards and their respective privacy policies as are enacted or in effect on or prior to the Effective Date (collectively, "Privacy Laws"). To the Company's Knowledge, the execution, delivery and performance of this Agreement complies with all such Privacy Laws. Except as described in Section 3.28 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary (a) has received a notice, claim or demand that there has been a breach of security or unauthorized access to or acquisition, use, loss, destruction, compromise or disclosure of any Personal Information maintained or stored by the Company or any Company Subsidiary in systems directly under their control in violation of applicable Privacy Laws (a "Material Security Breach"); (b) has received a notice, claim or demand from any users or customers of the Internet websites owned, maintained or operated by the Company or any Company Subsidiary asserting a Material Security Breach or seeking compensation for breach of a Privacy Law; or (c) has notified, or been required or obligated to notify, any users or customers of the Internet websites owned, maintained or operated by the Company or any Company Subsidiary with respect to a Material Security Breach.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that except as disclosed in the Parent Disclosure Schedule delivered at or prior to the execution hereof to the Company, or in any SEC report filed after January 1, 2011 and before the date of this Agreement, the following statements are true and correct.

4.1 Corporate Organization .

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and each has all requisite power and authority to own, lease and operate its properties and to carry on its businesses as now conducted and proposed by Parent to be conducted, except where the failure to be duly organized, existing and in good standing or to have such power and authority would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The certificate of incorporation of each of Parent and Merger Sub is in effect, and no dissolution, revocation or forfeiture proceedings regarding Parent or Merger Sub have been commenced.

(c) Parent has made available to the Company correct and complete copies of the certificate of incorporation and bylaws of Parent and the certificate of incorporation and bylaws of Merger Sub, in each case as currently in effect.

(d) Parent and each Parent Subsidiary is, and since January 1, 2009 has been, in compliance with, and to the Parent’s Knowledge, is not under any investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law except for failure to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary is in violation of any order of any court, governmental authority or arbitration board or tribunal, or has received any written notice that any Parent Subsidiary is in violation of any Law to which Parent or any Parent Subsidiary or any of their properties or assets is subject, where such violation, alone or together with all other violations, would have a Parent Material Adverse Effect. Parent and the Parent Subsidiaries have obtained all licenses, permits and other authorizations and has taken all actions required by applicable Law or governmental regulations in connection with its business as now conducted, except where the failure to obtain any such license, permit or authorization or to take any such action, alone or together with all other such failures, would not have a Parent Material Adverse Effect.

4.2 Capitalization .

(a) The authorized capital stock of Parent consists of 20,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, par value $.001 per share (“ Parent Preferred Stock ”), none of which are designated. As of the date hereof (i) 5,422,295 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 1,325,000 shares of Parent Common Stock (subject to adjustment on the terms set forth in the Parent Equity Incentive Plans) were authorized and reserved for issuance upon exercise of Parent Stock Options outstanding and held by employees and members of the Parent’s and Parent subsidiaries’ board of directors under the Company Equity Incentive Plans, and (iv) approximately 325,000 shares of Parent Common Stock were reserved for issuance upon exercise of the Parent Warrants. As of the date of this Agreement, Parent had no shares of Parent Common Stock or Parent Preferred Stock issued or reserved for issuance other than as described above. All such issued and outstanding shares of capital stock of the Parent are, and all shares that may be issued pursuant to any Parent Incentive Equity Plan or similar arrangement will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and have been issued in compliance with all applicable U.S. securities laws. The Parent Common Stock to be delivered to the Company Stockholders pursuant to this terms of this Agreement when issued will be (x) duly authorized, validly issued, fully paid and nonassessable, (y) not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Parent’s charter or organizational documents or any agreement to which Parent is a party or is otherwise bound and (z) registered under any federal, state or foreign securities laws where such registration is necessary to permit the immediate resale to the public of the Parent Common Stock. As of the date of this Agreement, Parent had no shares of its Common Stock or its preferred Stock issued or reserved for issuance other than as described above, nor are there, except as set forth in Section 4.2(a) of the Parent Disclosure Schedule, any voting agreements with respect to any such shares. Except as set forth in Section 4.2(a) of the Parent Disclosure Schedule, Parent has no outstanding bonds, debentures or notes the holders of which have the right to vote (or which are convertible or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(b) The authorized capital stock of the Merger Sub consists of 1,000 shares of common stock, $0.001 par value per share, all of which are issued and outstanding and are owned by Parent. All of the issued and outstanding shares are validly issued, fully paid and nonassessble, free and clear of all liens, and have been issued in compliance with all applicable federal, state and foreign securities laws.

4.3 SEC Reports .

(a) Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Parent since January 1, 2009 (collectively, together with any exhibits and schedules thereto or incorporated by reference therein and other information incorporated therein, as the same may have been amended, the “ Parent SEC Reports ”), all of which were prepared in all material respects in accordance with the “Securities Laws”. As of their respective dates (and as of their respective amendment dates or effective dates, as applicable), the Parent SEC Reports (i) complied, and each Parent SEC Report filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Laws and (ii) did not, and each Parent SEC Report filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets included in or incorporated by reference into the Parent SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of Parent included in or incorporated by reference into the Parent SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of Parent and the Parent Subsidiaries for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, as permitted by Form 10-Q pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect.

(b) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act).

(c) Parent has established and maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 under the Exchange Act).

(d) There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent. Parent has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Since January 30, 2009, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

(f) Each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of the Parent as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq.

4.4 Authority Relative to this Agreement .

(a) The Boards of Directors of each of Parent and Merger Sub have, by unanimous vote, duly and validly authorized the execution and delivery of this Agreement and approved the consummation of the Transaction and taken all corporate actions required to be taken by the Boards of Directors of each Parent and Merger Sub for the consummation of the Transaction.

(b) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transaction. Other than the adoption of this Agreement (following its execution) by Parent as the sole stockholder of Merger Sub, no further corporate proceedings on the part of Parent or Merger Sub, or any of their respective subsidiaries, are necessary to authorize this Agreement or to consummate the Transaction. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with and subject to its terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles, whether considered in a proceeding at law or in equity. No vote of the holders of capital stock of Parent is necessary to approve this Agreement and the Transaction.

4.5 Consents and Approvals; No Violations .

Except for (a) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of the Exchange Act, the Securities Act, Nasdaq and state securities or state “blue sky” laws and (b) the filing of the Articles of Merger with the Secretaries of State of the States of Delaware and Florida, none of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Transaction or compliance by Parent or Merger Sub with any of the provisions hereof will (A) conflict with or result in any breach of any provision of the organizational documents of Parent or Merger Sub, (B) require any filing by Parent or Merger Sub with, notice to, or permit, authorization, consent or approval of, any Governmental Entity, (C) result in a violation or breach by Parent or Merger Sub of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any loan note, bond, mortgage, credit agreement, reciprocal easement agreement, permit, concession, franchise, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub or any of their respective subsidiaries is a party or by which the respective properties or assets of any of the foregoing may be bound, (D) violate any Laws or (E) result in the creation or imposition of any Encumbrance on any asset of Parent or Merger Sub, excluding from the foregoing clauses (B), (C) and (D) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, (I) prevent or materially delay consummation of the Merger, (II) otherwise prevent or materially delay performance by Parent or Merger Sub of its material obligations under this Agreement or (III) have a Parent Material Adverse Effect.

4.6 Ownership and Operations of Merger Sub .

Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transaction, and has engaged in no other business activities and has conducted its operations only as contemplated hereby.

4.7 Litigation .

Except as otherwise provided in Section 4.7 of Parent’s Disclosure Schedule there is no suit, claim, action, proceeding or investigation pending or, to Parent’s Knowledge, threatened against Parent or any of the Parent Subsidiaries, or, to the Parent’s Knowledge, any present officer, director or employee of Parent or any Parent Subsidiary (in each case, for whom Parent or any of its properties may be obligated) and neither Parent nor any Parent Subsidiary is subject to any outstanding order, writ, judgment, injunction or decree of any Governmental Entity, which would, individually or in the aggregate, (i) prevent or materially delay the consummation of the Merger, (ii) otherwise prevent or materially delay performance by Parent of any of its material obligations under this Agreement or (iii) have a Parent Material Adverse Effect.

4.8 Information in the Proxy Statement .

The information relating to Parent and Merger Sub to be contained in the Joint Proxy Statement/Prospectus and the Form S-4 (or any amendment thereof or supplement thereto) and any other documents filed with the SEC in connection herewith, will not, on the date the Joint Proxy Statement/Prospectus is first mailed to holders of the Company Common Stock and Company Preferred Stock, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made, except that no representation is made by the Parent or Merger Sub with respect to the information supplied by the Company for inclusion therein.

4.9 Brokers .

Neither Parent nor Merger Sub has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of such entity or the Company or any Company Subsidiary to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement or consummation of the Merger, other than as set forth in Section 4.9 of the Parent Disclosure Schedule.

4.10 Subsidiaries .

Except as set forth on Section 4.10 of the Parent Disclosure Schedule, all issued and outstanding shares or other equity interests of each Subsidiary of Parent are owned directly or indirectly by Parent free and clear of all liens, pledges, security interests, claims, or other encumbrances on title (including any restriction on the right to vote, sell or otherwise dispose of such shares or other equity interests) (“ Parent Encumbrances ”).

4.11 Other Interests .

Section 4.11 of the Parent Disclosure Schedule sets forth all interests and investments (whether equity or debt) in any Person owned directly or indirectly by Parent or any of its Subsidiaries, other than investments in short-term investment securities, equity interests in Subsidiaries of Parent and intercompany receivables owing by and to wholly owned Subsidiaries of Parent or by wholly owned Subsidiaries of Parent to the Parent.

4.12 Taxes .

Parent and Parent’s Subsidiaries (a) have timely filed (or had filed on their behalf) all Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Entity) and (b) have paid (or had paid on their behalf) all Taxes shown on such Tax Returns as required to be paid by them, except, in each case, where the failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, have a Parent Material Adverse Effect. The most recent financial statements contained in the Parent SEC Reports reflect, to Parent’s knowledge, an adequate reserve for all Taxes payable by Parent and Parent’s Subsidiaries for all Tax accounting periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns. True, correct and complete (in all material respects) copies of all federal, state and local Tax Returns for Parent and Parent’s Subsidiaries with respect to the Taxable years commencing on or after January 1, 2008 have been delivered or made available to representatives of the Company. To Parent’s knowledge, no deficiencies for any Taxes have been asserted or assessed in writing against Parent and Parent’s Subsidiaries as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

4.13 Properties .

(a) Neither Parent nor any Subsidiary of Parent owns any real estate. Section 4.13 of the Parent Disclosure Schedule sets forth a correct and complete list of each material lease pursuant to which Parent or any Subsidiary of Parent is a lessee (collectively, the “ Leases ”). Parent has made available to the Company correct and complete copies of all Leases, including all material amendments, modifications, supplements, renewals, extensions and guarantees related thereto, as of the date hereof. Neither Parent nor any Parent Subsidiary, on the one hand, nor, to Parent’s knowledge, any other party, on the other hand, is in monetary default under any Lease, except for defaults that would not have or would not reasonably be likely to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as set forth in Section 4.13(b) of the Parent Disclosure Schedule, Parent and the Subsidiaries of Parent have good title to, or valid leasehold interests in, all property and assets reflected on the Parent Balance Sheet, or acquired after the Parent Balance Sheet Date, except as have been disposed of since the Parent Balance Sheet Date in the ordinary course of business consistent with past practice, subject to no Encumbrances.

(c) To Parent’s knowledge, the tangible personal property and assets of Parent used in Parent’s business as currently conducted are free from defects and in good operating condition and repair (subject to normal wear and tear).

4.14 Environmental Matters.

Except as set forth in any environmental report set forth in Section 4.14 of the Parent Disclosure Schedule, neither Parent nor any Subsidiary of Parent has received any written notice (a) of any administrative or judicial enforcement proceeding by any Governmental Entity pending, or to Parent’s knowledge threatened, against Parent or any Subsidiary of Parent under any Environmental Law or (b) that it is potentially responsible under any Environmental Law for costs of response or for damages to natural resources, as those terms are defined under the Environmental Laws, at any location; and, to Parent’s knowledge, there has not been any release on the real property leased by Parent or any Subsidiary of Parent of Hazardous Materials that would be reasonably likely to result in a requirement under any Environmental Laws to perform a response action or result in liability under the Environmental Laws that would have a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each Subsidiary of Parent are, and since January 1, 2009 have been, in compliance with all Environmental Laws.

4.15 Insurance .

Parent maintains insurance coverage with reputable insurers, or maintains self-insurance practices, in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Parent and the Subsidiaries of Parent (taking into account the cost and availability of such insurance), except to the extent the failure to maintain such insurance would not have a Parent Material Adverse Effect. There is no claim by Parent or any Subsidiary of Parent pending under any such policies which (a) has been denied or disputed by the insurer or (b) if not paid would have, individually or in the aggregate, a Parent Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and no written notice of cancellation or termination has been received by the Company with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

4.16 Intellectual Property .

(a) Section 4.16(a) of the Parent Disclosure Schedule sets forth a list of all domain names owned or used by Parent and its Subsidiaries in the conduct of the business of Parent and its Subsidiaries (“ Parent Domain Names ”). To Parent’s knowledge, all Parent Domain Names are currently properly registered with the appropriate registration authorities, all registration fees for the Parent Domain Names are fully paid and current, and no claims are pending or, to Parent’s knowledge, threatened, that would or might affect Parent or its Subsidiaries’ continued use and ownership of the Parent Domain Names.

(b) (i) Parent and its Subsidiaries own or have a valid and enforceable right or license to all material Intellectual Property and all Intellectual Property Rights therein used in the conduct of the business of Parent and its Subsidiaries as currently conducted (the “ Parent Intellectual Property ”), (ii) no material claims are pending or, to Parent’s knowledge, threatened, alleging that Parent or any of its Subsidiaries is or was violating, misappropriating or infringing the rights of any Person with regard to any Parent Intellectual Property Rights and to Parent’s knowledge neither Parent nor any of its Subsidiaries has received any notices regarding the foregoing, and (iii) to Parent’s knowledge, the operation of the business of Parent and its Subsidiaries as currently conducted does not materially violate, misappropriate or infringe, the Intellectual Property Rights of any other Person.

(c) Each employee, consultant and contractor engaged in research or product or software development for Parent or any of its Subsidiaries has executed a written agreement assigning or is otherwise required to assign to Parent or its applicable Subsidiary all right title and interest in and to any works of authorship or other Intellectual Property Rights developed, created or reduced to practice during the course of their engagement with Parent or such Subsidiary except for instances that would not individually or in the aggregate have, or reasonably be expected to have, a Parent Material Adverse Effect.

(d) It is the practice of Parent and its Subsidiaries to scan with commercially available virus scan software all software used in the business of Parent and its Subsidiaries that are capable of being scanned for viruses. To Parent’s knowledge, none of the software that is distributed by Parent or any of its Subsidiaries or that is used or held for use in the conduct of the business of Parent and its Subsidiaries as currently conducted contains any computer code designed to disrupt, disable or harm in any manner the operation of any software or hardware. To Parent’s knowledge, none of the software that is used in the business of Parent and its Subsidiaries as currently conducted contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which can cause software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command by any person.

4.17 Anti-Bribery .

Parent and its Subsidiaries are in compliance with the anti-corruption and bribery Laws to which Parent and its Subsidiaries are subject in the jurisdictions in which Parent and its Subsidiaries are operating (collectively, the “ Anti-Bribery Laws ”). Neither Parent nor any of its Subsidiaries has received any written communication that alleges that Parent, a Subsidiary of Parent or any agent thereof is, or may be, in violation of, or has, or may have, any liability under, the Anti-Bribery Laws.

4.18 Indebtedness .

Neither Parent nor any of its Subsidiaries has any Indebtedness, other than (a) that identified in Section 4.18 of the Parent Disclosure Schedule, and (b) trade payables on ordinary trade terms incurred in the ordinary course of business consistent with past practice.

4.19 Export Control Laws .

Parent and its Subsidiaries have at all times conducted their respective export transactions in accordance with (a) all applicable U.S. export and reexport controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (b) all other applicable import/export controls in other countries in which Parent conducts business.

4.20 Available Funds .

Parent and Merger Sub have available to them, or as of the Effective Time will have available to them all funds necessary for the payment of the Preferred Cash Consideration and the Fractional Share Consideration.

4.21 Qualifying Reorganization .

Parent has not taken any action, nor to Parent's Knowledge is there any fact or circumstance, that is reasonably likely to prevent the Merger from qualifying as a reorganization described in section 368(a) of the Code.

4.22 Section 355 .

Parent has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under IRC § 355 (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code in connection with the Merger.

4.23 Absence of Certain Changes .

From February 28, 2011 through the date hereof, except for actions leading to the execution of this Agreement or taken pursuant hereto, and except as set forth on Section 4.23 of the Parent Disclosure Schedule, Parent has conducted its businesses in the ordinary course of business consistent with past practice, and there has not been:

(a) a Parent Material Adverse Effect or any event, occurrence or development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b) any material change in Parent’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP and which has had or may reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(c) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) with respect to any shares of capital stock of Parent, or any redemption, repurchase or other acquisition by Parent or any Parent Subsidiary of any Securities of Parent or any Parent Subsidiary (other than in connection with the forfeiture or exercise of equity based awards, options and restricted stock of Parent or any Parent Subsidiary in either case, in accordance with existing agreements or terms);

(d) any amendment of any material term of any Parent Security (in each case, whether by merger, consolidation or otherwise);

(e) any creation, incurrence, assumption or guarantee by Parent or any Parent Subsidiary of any indebtedness for borrowed money other than in the ordinary course of business and in amounts and on terms consistent with past practices, and other than intra-company obligations;

(f) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Parent that has had or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(g) (i) as of the date hereof, with respect to any director, officer or employee of Parent or any Parent Subsidiary whose annual total compensation exceeds $150,000, except as disclosed in SEC Reports of Parent (A) any grant of any new or any increase of any severance or termination pay (or any amendment to any existing severance pay or termination arrangement) or (B) any entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement), (ii) any increase in benefits payable under any existing severance or termination pay policies, except as provided for in such policies, (iii) any establishment, adoption or amendment (except as required by applicable Law) to any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement or (iv) any increase in compensation, bonus or other benefits payable to any director, officer or employee of the Parent or any Parent Subsidiary, except for increases in the ordinary course of business consistent with past practice; or

(h) any material Tax election made or changed, any material annual tax accounting period changed, any material method of tax accounting adopted or changed, any material amended Tax Returns or claims for Tax refunds filed, any material closing agreement entered into, any material Tax claim, audit or assessment settled, or any material right to claim a Tax refund, offset or other reduction in Tax liability surrendered.

ARTICLE V

Conduct of Business Pending the Merger

5.1 Conduct of Business by the Company .

During the period from the date of this Agreement to the Effective Time, except as otherwise contemplated by this Agreement or unless Parent shall otherwise consent in advance in writing, the Company shall, and shall cause each of the Company Subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course, consistent with past practice or its current expense budgets as disclosed to Parent, and, to the extent substantially consistent therewith, use their commercially reasonable efforts to:

(a) Preserve intact their present business organizations,

(b) Maintain in effect all of their foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations,

(c) Keep available the services of their directors, officers and key employees, and

(d) Subject to the right of contract parties to exercise applicable rights, maintain satisfactory relationships with their customers, clients, lenders, suppliers, vendors and others having material business relationships with them.

Without limiting the generality of the foregoing, neither the Company nor any of the Company Subsidiaries will (except as expressly permitted or contemplated by this Agreement, as set forth in Section 5.1 of the Company Disclosure Schedule or to the extent that Parent shall otherwise consent in writing (it being understood that Parent shall respond within five Business Days to the Company’s communications soliciting such consent from Parent, such consent not be unreasonably withheld, conditioned or delayed)):

(i) (A) split, combine or reclassify any shares of its capital stock, (B) declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any shares of capital stock, and dividends or distributions declared, set aside or paid by any Company Subsidiary to the Company or to any Company Subsidiary that is, directly or indirectly, wholly owned by the Company, or (C) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any Company Securities or any Company Subsidiary Securities;

(ii) except for grants and awards, in type and amount consistent with ordinary course past practices, under the Company Equity Incentive Plan, as amended, in connection with new hires and promotions, authorize for issuance, issue or sell or agree or commit to issue or sell (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any stock of any class or any other securities or equity equivalents (including, without limitation, stock appreciation rights) other than the issuance of shares of Company Common Stock (A) upon the exercise of Company Stock Options outstanding on the date of this Agreement in accordance with their present terms and the provisions hereof and (B) upon the exercise of Company Warrants outstanding on the date of this Agreement in accordance with their present terms and the provisions hereof;

(iii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, in each case, other than licenses of Licensed Intellectual Property Rights, inventory, supplies, equipment and other similar items in the ordinary course of business of the Company and the Company Subsidiaries in a manner that is consistent with past practice;

(iv) sell, lease or otherwise transfer, or create or incur any Encumbrance on, any of the Company’s or the Company Subsidiaries’ assets, securities, properties, interests or businesses, other than the sale of equipment, products and services and the licensing of Owned Intellectual Property Rights in the ordinary course of business consistent with past practice;

(v) except in the ordinary course of business or pursuant to credit facilities or other arrangements (including intercompany arrangements) in existence as of the date of this Agreement, incur any amount of Indebtedness for borrowed money, guarantee any Indebtedness of a third party, issue or sell debt securities, make any loans, advances or capital contributions, mortgage, pledge or otherwise encumber any material assets, or create or suffer any material Encumbrance thereupon;

(vi) except (A) as set forth in Section 5.1(vi) of the Company Disclosure Schedule, provided that such settlement does not exceed the amounts accrued therefor in the most recent balance sheet of the Company set forth in the Company SEC Reports, or (B) pursuant to any mandatory payments (including cash sweep arrangements) under any credit facilities in existence on the date hereof or entered into in compliance with the terms hereof, pay, discharge, satisfy outside the ordinary course of business, settle or offer or propose to settle, (I) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any Company Subsidiary, (II) any stockholder litigation or claim in writing against the Company or any of its officers or directors or (III) any litigation, arbitration, proceeding or dispute that relates to the Transaction;

(vii) change any of the accounting principles or practices used by it except as required by GAAP;

(viii) except for agreements existing as of the date of this Agreement, enter into any agreement or engage in any transaction with one or more of the Company’s directors, officers or stockholders, or with any corporation, partnership (general or limited), limited liability company, association or other organization of which one or more of the Company’s directors, officers or stockholders is (x) a director, officer, manager, managing partner, managing member (or the holder of any office with similar authority), (y) has a direct or indirect financial interest, or (z) directly or indirectly controls, is controlled by or is under common control with;

(ix) except as required by Law or any contractual commitment or Employee Program in existence on the date hereof, and except for increases in the ordinary course of business consistent with past practice, increase the compensation, bonus or other benefits of any director, officer or senior employee;

(x) (A) grant to any director, officer or employee the right to receive any new severance, change of control or termination pay or termination benefits, or grant any increase in any existing severance, change of control or termination pay or termination benefits to any officer, director or employee, (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), or (C) establish, adopt or amend (except as required by applicable law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or agreement;

(xi) except to the extent required to comply with its obligations hereunder or with applicable Law, amend its certificate of incorporation or bylaws, or the certificate of formation, limited partnership or limited liability company agreements, or similar charter, organizational or governance documents of any Company Subsidiary;

(xii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or reorganization (other than the Merger);

(xiii) (A) enter into any Contract that would constitute a Material Contract if it had been entered into as of the date of this Agreement or (B) amend, modify in any material respect or terminate any Material Contract or any Contract referred to in clause (A) or otherwise waive, release or assign any material rights, claims or benefits of the Company or any Company Subsidiary thereunder; provided , however , that the foregoing shall not prevent or preclude the Company or any Company Subsidiary from (I) negotiating and/or renewing in the ordinary course of business consistent with past practice any Material Contracts that are scheduled to expire upon their terms or (II) entering into any client or customer Contracts in the ordinary course of business consistent with past practice (except for those described in Sections 3.18(a)(xi) and (xii), for which Parent’s prior written consent shall be required);

(xiv) enter into any new line of business;

(xv) enter into any Contract to make a capital expenditure or to purchase a capital asset, which expenditure or purchase exceeds the amount or amounts allocated therefor as set forth in the budget related to such expenditures provided to Parent prior to the date of this Agreement;

(xvi) enter into an agreement to take any of the foregoing actions.

5.2 Conduct of Business by the Parent and Merger Sub .
During the period from the date of this Agreement to the Effective Time, except as otherwise contemplated by this Agreement or unless Company shall otherwise consent in advance in writing, or unless it will not result in a Materially Adverse Effect to Parent. Parent shall use its commercially reasonable efforts to:

(a) Preserve intact its present business organizations, and

(b) Maintain in effect all of their foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations.

 During the period from the date of this Agreement to the Effective Time, except as otherwise contemplated by this Agreement or unless Company shall otherwise consent in advance in writing, Parent shall not in any material manner:

(a) amend its certificate of incorporation or bylaws;

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any shares of capital stock or other securities or (iii) redeem or repurchase any shares of its capital stock or other securities;

(c) adopt or enter into a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization;

(d) intentionally take any action that is intended to result in any of the conditions set forth in Article VII not being satisfied; or

(e) agree, resolve or commit to do any of the foregoing.

ARTICLE VI

Covenants

6.1 Preparation of the Proxy Statement .

(a) Concurrently with the execution of this Agreement, the Voting Stockholders shall execute and deliver to Parent the Voting Agreements.

(b) As soon as practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and file with the SEC a proxy statement/prospectus (as amended or supplemented from time to time, the “ Joint Proxy Statement/Prospectus ” ), to be sent to the holders of Company Stock relating to the meeting of such holders (the “ Company Shareholder Meeting ” ) to be held to consider adoption of this Agreement and (ii) Parent shall prepare and file with the SEC a registration statement on Form S−4 (as amended or supplemented from time to time, the “ Form S−4 ” ), in which the Joint Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of Parent Common Stock to be issued in the Merger. Each of the Form S−4 and the Proxy Statement shall comply as to form, in all material respects, with the applicable provisions of the Securities Act, the Exchange Act, and applicable Florida Law and shall be in form and substance reasonably satisfactory to the Company and Parent prior to filing. The Joint Proxy Statement/Prospectus shall include notice under the FBCA that the Company Stockholders are entitled to assert appraisal rights under the FBCA. The Joint Proxy Statement/Prospectus shall contain the recommendation of the Company Board that Company Stockholders approve the Merger. Each of the Company and Parent shall use reasonable best efforts to have the Form S−4 declared effective under the Securities Act as promptly as practicable after such filing, keep the Form S−4 effective for so long as necessary to complete the Merger or, if earlier, until this Agreement is terminated and to ensure that it complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act. The Company shall use its commercially reasonable efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s shareholders as promptly as practicable after the Form S−4 is declared effective under the Securities Act. Parent shall use its commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Stock as may be reasonably requested in connection with the foregoing actions. No filing of, or amendment or supplement to, the Form S−4 will be made by Parent, and no filing of, or amendment or supplement to the Joint Proxy Statement/Prospectus will be made by the Company or Parent, in each case, without providing the other party and its respective counsel the reasonable opportunity to review and comment thereon. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement/Prospectus or the Form S−4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement/Prospectus, the Form S−4 or the Merger. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S−4 has become effective, the issuance of any stop order or the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Form S−4 or the Joint Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and the parties shall cooperate in the prompt filing with the SEC of an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, in the disseminating of the information contained in such amendment or supplement to the Company Stockholders.

(c) Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may reasonably necessary or advisable in connection with the preparation and filing of the Joint Proxy Statement/Prospectus and Form S-4 or any other statement, filing, notice or applicable made by or on behalf of the Company, Parent or any of their respective Subsidiaries to any Governmental Authority, including, without limitation, FINRA, in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Each of the Company and Parent shall promptly advise the other upon receiving any communication from any Governmental Authority the consent or approval of which is required for consummation of the transactions contemplated by this Agreement, or from FINRA, that causes such party to believe that there is a reasonable likelihood that any requisite approval will not be obtained or that the receipt of any such approval may be materially delayed, and, to the extent permitted by applicable Law, shall promptly provide the other party with a copy of such communication.

6.2 Reservation of Parent Common Stock .
Parent hereby agrees that at or prior to Closing there shall be, or Parent shall cause there to be, reserved for issuance and/or delivery, such number of shares of Parent Common Stock equal to Common Stock Consideration.

6.3 Other Filings .

Subject to the terms and conditions of this Agreement, as soon as practicable following the date of this Agreement, Parent, with the Company’s cooperation, shall properly prepare and file any other filings required under the Exchange Act or any other federal, state or foreign Law relating to the Merger (collectively, the “ Other Filings ”). The Parent shall promptly notify the other parties of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Entity or official, and each of the Company, Parent and Merger Sub shall supply the other with copies of all correspondence between it and each of its Subsidiaries and representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings. The Company, Parent and Merger Sub each shall promptly obtain and furnish the other (i) the information which may be reasonably required in order to make such Other Filings and (ii) any additional information which may be requested by a Governmental Entity and which the parties reasonably deem appropriate.

6.4 Additional Agreements .

Subject to the terms and conditions herein provided, but subject to the obligation to act in good faith, and subject at all times to the Company’s and its directors’ right and duty to act in a manner consistent with their fiduciary duties, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Merger and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary consents, approvals, orders, exemptions and authorizations by or from any Governmental Entities and any private third party listed in Section 6.4 of the Company Disclosure Schedule, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Merger, to effect all necessary registrations and Other Filings and submissions of information requested by a Governmental Entity, and to use its commercially reasonable efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the Merger.

6.5 Solicitation; Change in Recommendation .

(a) Except as permitted by this Section 6.5, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall not and shall cause each of the Company Subsidiaries and their respective officers, directors, employees, consultants, agents, advisors (including financial advisors, attorneys or accountants), Affiliates and other representatives (collectively, “ Representatives ”) not to, directly or indirectly, (i) knowingly solicit, initiate or facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (ii) knowingly engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other party information or afford access to the business, properties, assets, books or records of the Company or any company Subsidiary, or otherwise cooperate in any way with any third party (other than Parent) in connection with or for the purpose of encouraging or facilitating, a Takeover Proposal or (iii) enter into any letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar agreement or agreement in principle with respect to a Takeover Proposal. Any violation of the restrictions on the Company set forth in this Section 6.5 by any Representative of the Company or any Company Subsidiary shall be a breach of this section by the Company.

(b) Notwithstanding anything to the contrary contained herein, if at any time on or after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a Takeover Proposal from any Person, which Takeover Proposal did not result from any breach of this Section 6.5, and if the Company Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and that such Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal, then the Company and its Representatives may (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and the Company Subsidiaries to the Person or group of Persons who has made such Takeover Proposal; provided that the Company shall promptly provide to Parent any material non-public information concerning the Company or the Company Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives; and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal; provided , further that the Company shall promptly provide to Parent a written summary of the material terms of any Takeover Proposal.

(c) Following the date of this Agreement, the Company shall keep Parent reasonably informed of the receipt of, or any material developments, discussions or negotiations regarding any Takeover Proposal on a prompt basis.

(d) Except as permitted by this Section 6.5(d), the Company Board shall not (i)(A) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, or (B) adopt, approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company a Takeover Proposal (actions described in this clause (i) being referred to as a “ Company Adverse Recommendation Change ”), (ii) authorize, cause or permit the Company or any of the Company Subsidiaries to enter into any letter of intent, agreement or agreement in principle with respect to any Takeover Proposal (other than an Acceptable Confidentiality Agreement) (each, a “ Company Acquisition Agreement ”) or (iii) take any action pursuant to Section 8.1(d)(ii). Notwithstanding anything to the contrary herein, prior to the time the Company Stockholder Approval is obtained, but not after, the Company Board may effect a Company Adverse Recommendation Change if the Company Board determines that such Company Adverse Recommendation Change is required in order for the Company Board to comply with its fiduciary obligations to the holders of Company Stock under applicable Law. Notwithstanding the forgoing, the Company shall not be entitled to effect a Company Adverse Recommendation Change unless (x) the Company has given Parent at least two Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any Superior Proposal), and (y) Parent does not make, within two Business Days after receipt of the notice provided for in clause (x) of this sentence, a proposal that would, in the good faith determination of the Company Board cause the Takeover Proposal to no longer constitute a Superior Proposal.

(e) Nothing in this Section 6.5 shall prohibit the Company Board from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if the Company Board determines in good faith, after consultation with outside counsel, that the failure to do so would violate applicable Law.

(f) As used in this Agreement, “ Takeover Proposal ” shall mean any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition, sale, lease, exchange, transfer, license or disposition of assets of the Company and the Company Subsidiaries equal to more than 20% of the Company’s consolidated assets or to which more than 20% of the Company’s revenues or earnings on a consolidated basis are attributable, (ii) acquisition of more than 20% of the outstanding Company Stock, (iii) tender offer (including a self-tender) or exchange offer that if consummated would result in any Person beneficially owning more than 20% of the outstanding Company Stock, (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or (v) any combination of the foregoing types of transactions, if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Stock involved is more than 20%; in each case, other than the Transaction.

(g) As used in this Agreement, “ Superior Proposal ” shall mean any bona fide written Takeover Proposal made to the Company and not withdrawn that the Company Board has determined in its good faith judgment is a Superior Proposal and is reasonably likely to be consummated in accordance with its terms, and if consummated, would result in a transaction more favorable to the holders of Company Common Stock from a financial point of view than the transaction contemplated by this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such proposal or otherwise), provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

6.6 Access to Information; Confidentiality .

(a) Between the date hereof and the Effective Time, the Company shall, and shall cause each of the Company Subsidiaries to, (i) furnish Parent with such financial and operating data and other non-privileged information with respect to the business, properties and personnel of the Company and the Company Subsidiaries as Parent may from time to time reasonably request, (ii) use its commercially reasonable efforts to facilitate reasonable access for Parent and its authorized representatives (including counsel, financial advisors and auditors) during normal business hours, and upon reasonable advance notice, to the Company’s offices and properties; provided , that all such access shall be coordinated through the Company or its designated representatives, in accordance with such reasonable procedures as they may establish.

(b) Prior to the Effective Time, Parent and Merger Sub shall hold in confidence all such information on the terms and subject to the conditions contained in that certain confidentiality agreement between Parent and the Company dated December 10, 2011 (the “ Confidentiality Agreement ”).

6.7 Indemnification of Directors and Officers .

Prior to the Closing Date, the Company shall bind a directors’ and officers’ liability insurance policy providing “tail” coverage (which policy may be a continuation or extension of the Company’s existing directors’ and officers’ liability insurance policy) for each present or former director and officer of the Company (the “ Company Indemnified Parties ”), in an amount and scope at least as favorable to such persons as the Company’s existing coverage and with a period of coverage of not less than six years.] The provisions of this Section 6.7 are intended to be in addition to the rights otherwise available to the current officers and directors of the Company by Legal Requirement, charter, bylaw or contractual obligation, and shall operate for the benefit of, and shall be enforceable by, each of the Company Indemnified Parties, their heirs and their representatives. Parent and Merger Sub hereby agree that all rights in existence under the Company’s Articles of Incorporation and Bylaws in effect on the date of this Agreement regarding elimination of liability of directors, indemnification and exculpation of officers, directors and employees and advancement of expenses to them shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be modified or amended in a manner adverse to any such person for a period of six years from the Effective Time, it being understood that nothing in this sentence shall require any amendment to the organizational documents of the Surviving Corporation. If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or the Surviving Corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.7.

6.8 Public Announcements .

The Company and Parent shall (unless and until a Company Adverse Recommendation Change has occurred) consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed; provided , however , that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by Law or the applicable rules of any stock exchange or quotation system if the party issuing such press release or making such public statement has used its reasonable best efforts to consult with the other party and to obtain such party’s consent but has been unable to do so in a timely manner. In this regard, the parties shall make a joint public announcement of this Agreement and the Transaction contemplated hereby no later than the opening of trading on the Nasdaq on the Business Day following the date on which this Agreement is signed. Except as may be required by applicable Law or any existing agreement with or rule of any national securities exchange or association, the Company shall not disclose, disseminate or file, including with the SEC or Nasdaq, the Company Disclosure Schedule without the consent of Parent, which consent shall not to be unreasonably withheld, conditioned or delayed.

6.9 Adoption by Parent .

Promptly after receipt of Stockholder Approval from the Company’s stockholders, Parent shall take all requisite action to adopt this Agreement in its capacity as the sole stockholder of Merger Sub.

6.10 No Ownership; Acquisition of Capital Stock .

As of the date of this Agreement, neither Parent nor any of its Subsidiaries, including Merger Sub, is the beneficial owner of any shares of Company Common Stock. Except as otherwise expressly permitted in this Agreement, neither Parent nor any of its Subsidiaries, including Merger Sub, from and after the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement shall acquire, directly or indirectly, any shares of Company Common Stock.

6.11 Tax Matters .

(a) From the date hereof until the Effective Time, except as set forth in Section 6.12 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary shall make or change any material Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of materially increasing the Tax liability or reducing any Tax asset of the Company or any of the Company Subsidiaries.

(b) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred by the Company in connection with the Merger (including any real property transfer tax and any similar Tax) shall be paid by the Company when due, and the Company shall, at its own expense, file all necessary Tax returns and other documentation with respect to all such Taxes and fees, and, if required by applicable Law, the Company shall, and shall cause its Affiliates to, join in the execution of any such Tax returns and other documentation.

6.12 Payoff of Indebtedness .

The Company shall, prior to the Closing, obtain from each lender and for each Indebtedness amount set forth on Section 6.13 of the Company Disclosure Schedule, if required by the terms of the definitive agreements relating thereto, the written consent of the applicable lender or creditor to the Merger in a form reasonably satisfactory to Parent. In the event that the applicable Indebtedness amount is paid in full prior to the Closing, the Company shall take all actions necessary such that (i) UCC-2, UCC-3 or other similar termination statements, as applicable, have been filed with respect to each of the UCC-1 financing or other similar statements filed in order to perfect security interests in assets of the Company or its Subsidiaries that have not yet expired, including those secured by the applicable Indebtedness amount, and (ii) all Encumbrances on assets of the Company or its Subsidiaries shall be released prior to or simultaneously with the Closing.]

6.13 Closing Statement .

(a) At least three (3) Business Days prior to the Closing Date, the Company shall prepare a closing statement (the “ Closing Statement ”), certified as complete and accurate by the Chief Financial Officer of the Company, setting forth the following information:

(i) with respect to each holder of Company Common Stock: (A) the number of shares of Company Common Stock to be held by such Stockholder as of immediately prior to the Effective Time; and (B) the aggregate Common Stock Consideration payable to such holder (on a share-by-share and aggregate basis by share type) in accordance with the terms of this Agreement and in the manner provided herein in respect of all of the shares of Company Stock to be held by such holder as of immediately prior to the Effective Time;

(ii) with respect to the Preferred Holder, the amount of the Preferred Cash Consideration to be distributed to such holder; and

(iii) a good faith estimate of the Net Working Capital of the Company, which shall itemize the components thereof.

(b) In the event that any information set forth in the Closing Statement becomes inaccurate at any time prior to the Effective Time, the Company shall deliver a revised Closing Statement, together with a new certification consistent with Section 6.13(a), whereupon such revised Closing Statement shall be deemed to be the “Closing Statement” for all purposes of and under this Agreement.

(c) The Company acknowledges and agrees that Parent and the Exchange Agent their respective agents shall be entitled to rely on the Closing Statement for purposes of making any payments hereunder.

6.14 Exemption from Liability Under Section 16(b) .

 Parent and the Company agree that, in order to most effectively compensate and retain officers and directors of the Company(“ Company Insiders ”) in connection with the Merger, both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of Company Securities Parent Common Stock in the Merger, and for compensatory and retentive purposes agree to the provisions of this Section 6.14. Assuming that the Company delivers to Parent the Section 16 Information in a timely fashion, the Parent Board, or a committee of Non−Employee Directors thereof (as such term is defined for purposes of Rule 16b−3(d) under the Exchange Act), will adopt a resolution providing that the receipt by Company Insiders of Parent Common Stock in exchange for Company Securities pursuant to the Merger, to the extent such securities are listed in the Section 16 Information, is intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act.

6.15 Nasdaq Stock Market Listing .

Prior to the Effective time, Parent will use reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance.

ARTICLE VII

Conditions to the Merger

7.1 Conditions to the Obligations of Each Party to Effect the Merger .

The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver (to the extent permitted by Law), at or prior to the Effective Time, of each of the following conditions:

(a) Stockholder Approval . The Company shall have obtained the Company Stockholder Approval.

(b) Registration Statement Effectiveness . The Parent Registration Statement on Form S-4 shall have been declared effective by the SEC and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and (ii) at least 20 Business Days shall have elapsed since the Joint Proxy Statement/Prospectus shall have been mailed to holders of Company Stock if information is incorporated by reference therein.

(c) Other Regulatory Approvals . All actions by or in respect of, or filings with, any Governmental Entity, required to permit the consummation of the Merger shall have been taken, made or obtained, all material approvals, authorizations and consents of any Governmental Entity required to consummate the Merger shall have been obtained and remain in full force and effect, and all statutory waiting periods relating to such approvals, authorizations and consents shall have expired or been terminated.

(d) No Injunctions, Orders or Restraints; Illegality . No preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect which would have the effect of (i) making the consummation of the Merger illegal, or (ii) otherwise prohibiting the consummation of the Merger; provided , however , that prior to a party asserting this condition, such party shall have used its reasonable best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

(e) Financing . The Parent shall have secured or received, through the closing of an equity financing, at least $2.0 million of net cash proceeds.

(f) Nasdaq Listing . Parent shall have filed an application for the shares of Parent Common Stock, to be issued to holders of Company Securities upon consummation of the Merger, to be listed on NASDAQ subject to official notice of issuance.

7.2 Conditions to Obligations of Parent and Merger Sub .

The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction of the following conditions, any one or more of which may be waived by Parent at or prior to the Effective Time:

(a) Representations and Warranties . Each of the representations and warranties of the Company contained in this Agreement shall be true and correct (determined without regard to any materiality or material adverse effect qualification contained in any representation or warranty) both as of the date of this Agreement and at and as of the Effective Time, as if made at and as of such time (except to the extent a representation or warranty is made as of a time other than the date hereof or the Effective Time, as applicable, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent shall have received a certificate signed by an officer of the Company on behalf of the Company, dated as of the Closing Date, to the foregoing effect.

(b) Performance and Obligations of the Company . The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent shall have received a certificate signed by an officer of the Company on behalf of the Company, dated as of the Closing Date, to the foregoing effect.

(c) No Proceedings . There shall not have been instituted or pending any action or proceeding by any Governmental Entity in connection with the transactions contemplated by the Agreement, (i) seeking to obtain material damages, (ii) seeking to restrain or prohibit Parent’s, Merger Sub’s or any of Parent’s other Affiliates’ (A) ability effectively to exercise full rights of ownership of the Company’s capital stock, including the right to vote any shares of Company Stock acquired or owned by Parent, Merger Sub or any of Parent’s other Affiliates following the Effective Time on all matters properly presented to the Company’s stockholders, or (B) ownership or operation (or that of its respective Subsidiaries or Affiliates) of all or any material portion of the business or assets of the Company and the Company Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, or (iii) seeking to compel Parent or any of its Subsidiaries or Affiliates to dispose of or hold separate any material businesses, assets or properties of Parent or the Company or any of their respective material Subsidiaries or (iv) that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect on the Company (or, following the Effective Time, the Surviving Corporation) or a Parent Material Adverse Effect;

(d) No Governmental Entity Action . There shall not have been any action taken, or any applicable Law enacted, enforced, promulgated, issued or deemed applicable to the Merger, by any Governmental Entity, that, in the reasonable judgment of Parent, is likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (iv) of paragraph (c) above;

(e) No Company Material Adverse Effect . Since the date of this Agreement, there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(f) Consents . All required consents, permits and approvals of Governmental Entities and other private third parties shall have been obtained except where the failure to obtain any such consents or approvals could not individually or in the aggregate be reasonably expected to have a Company Material Adverse Effect.

(g) Directors and Officers . As of the Effective Time, all the directors and officers of the Company will have executed resignations.

(h) Employment Agreement . Daniel O’Donnell shall have executed and delivered to Parent a Key Employee Agreement which shall remain in full force and effect.

(i) Company Warrants . The Company Warrants shall have been exercised, terminated or redeemed in the manner required by Section 2.1 hereof.

(j) Company Stock Options . The Company Stock Options shall have been exercised, terminated or redeemed in the manner required by Section 2.1 hereof.

(k) Other Company Securities . The Other Company Securities shall have been exercised, terminated or redeemed in the manner required by Section 2.1 hereof.

(l) Company Note . The Company and the Preferred Holder shall have delivered to Parent the Company Note dated December 28, 2011.

(m) Maximum Appraisal . Stockholders indicating that they will assert appraisal rights in accordance with the Florida law for such Stockholders’ shares of Company Common Stock shall hold less than five percent (5%) of the outstanding shares of Company Common Stock.

(n) Net Working Capital . The Net Working Capital of the Company, as estimated in good faith by the Company no more than three (3) Business Days prior the Closing Date, shall be not less than the Minimum Net Working Capital.

7.3 Conditions to Obligations of the Company .

The obligation of the Company to effect the Merger is further subject to the satisfaction of the following conditions, any one or more of which may be waived by the Company at or prior to the Effective Time:

(a) Representations and Warranties . Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects both as of the date of this Agreement and at and as of the Effective Time, as if made at and as of such time (except to the extent a representation or warranty is made as of a time other than date hereof or the Effective Time, as applicable, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent and Merger Sub, dated the Closing Date, to the foregoing effect.

(b) Performance of Obligations of Parent and Merger Sub . Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub, dated as of the Closing Date, to the foregoing effect.

(c) No Parent Material Adverse Effect . Since the date of this Agreement, there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) No Proceedings . There shall not have been instituted or pending any action or proceeding by any Governmental Entity in connection with the transactions contemplated by the Agreement, (i) seeking to obtain material damages, (ii) seeking to restrain or prohibit the former Company Stockholders’ ability effectively to exercise full rights of ownership of Parent’s capital stock, including the right to vote any shares of Parent Common Stock acquired or owned by the former Company Stockholders following the Effective Time on all matters properly presented to Parent’s stockholders or (iii) that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect on Parent (or, following the Effective Time, the Surviving Corporation);

(e) Opinion of Financial Advisor . The Company’s board of Directors shall have received the opinion of American ValueMetrics, financial advisor to the Company, to the effect that, as of the date of such opinion, the Merger Consideration is fair, from a financial point of view, to holders of Company Common Stock.

ARTICLE VIII

Termination, Amendment and Waiver

8.1 Termination .

This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the receipt of Company Stockholder Approval:

(a) by the mutual written consent of Parent and the Company;

(b) by either of the Company, on the one hand, or Parent, on the other hand, by written notice to the other:

(i) if, upon a vote taken thereon at a duly held meeting of holders of the Company Common Stock (or at any adjournment or postponement thereof), held to obtain the Company Stockholder Approval, the Company Stockholder Approval is not obtained;

(ii) if any Governmental Entity of competent jurisdiction shall have issued an order, decree, judgment, injunction or taken any other action (which order, decree, judgment, injunction or other action the parties hereto shall have used their best efforts to lift), which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Transaction, and such order, decree, judgment, injunction or other action shall have become final and non-appealable; provided however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if such order or action was primarily due to the failure of such party to perform any of its obligations under this Agreement; or

(iii) if the consummation of the Merger shall not have occurred on or before May 31, 2012 (the “ End Date ”); provided , however , that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any party whose failure to comply with any provision of this Agreement in any material respect has been the proximate cause of, or resulted in, the failure of the Merger to occur on or before the End Date;

(c) by written notice from Parent to the Company, if

(i) the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.2 and such breach or failure has not been cured within 30 days following receipt of notice thereof to the Company, or by its nature cannot be cured within such period;

(ii) a Company Adverse Recommendation Change shall have occurred, or at any time after receipt or public announcement of a Superior Proposal, and the Company Board shall have failed to reaffirm the Company Recommendation as promptly as practicable (but in any event within two Business Days) after receipt of any written request to do so from Parent;

(iii) there shall have been a willful and intentional material breach of Section 6.1 or Section 6.5; or

(d) by written notice from the Company to Parent, if

( i) Parent or Merger Sub breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.3 and such breach or failure has not been cured within 30 days following receipt of notice thereto Parent, or by its nature cannot be cured within such period;

(ii) prior to the receipt of the Company Stockholder Approval, the Company Board authorizes the Company, subject to complying with the terms of this Agreement, including Section 6.4, to effect the Company Adverse Recommendation Change which shall not have been withdrawn within two Business Days after receipt of any written request to do so from Parent.

8.2 Effect of Termination .

In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of Parent, Merger Sub or the Company and their respective directors, officers, employees, partners, members or stockholders to the other party, and all rights and obligations of any party hereto shall cease, provided that (i) the agreements contained in Sections 6.6(b) (Confidentiality), 6.8 (Public Announcements), 8.2 (Effect of Termination), 8.3 (Fees and Expenses) and Article IX (General Provisions) shall survive the termination of this Agreement and (ii) that nothing contained herein shall relieve any party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

8.3 Fees and Expenses .
Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

8.4 Amendment .

This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided , however , that after receipt of the Company Stockholder Approval, no amendment shall be made which by Law requires further approval by such stockholders without obtaining such approval.

8.5 Extension; Waiver .

At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other parties with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. The failure of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. Notwithstanding anything in this Section 8.5 to the contrary, after the Company Stockholder Approval has been obtained there shall be no extension or waiver that would require the further approval of the stockholders of the Company under applicable Law without such approval having first been obtained.

ARTICLE IX

General Provisions

9.1 Notices .

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or electronic mail (“e-mail”) transmission (providing confirmation of such facsimile or e-mail transmission) or sent by prepaid overnight carrier (providing proof of delivery) to the parties at the following addresses or facsimile numbers (or at such other addresses or facsimile numbers as shall be specified by the parties by like notice):

(a) if to Parent or Merger Sub:
Remark Media, Inc.
Six Concourse Parkway
Suite 1500
Atlanta, Georgia 30328
Attn: Bradley T. Zimmer

(b) if to the Company:
Banks.com, Inc.
425 Market Street; Suite 2200
San Francisco, CA 94105
Attn: Daniel O’Donnell

with a copy to:
Martin Traber, Esquire
Foley & Lardner LLP
100 North Tampa Street
Suite 2700
Tampa, Florida 33602
Facsimile: (813) 221-4210

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

9.2 Certain Definitions .

For purposes of this Agreement, the term:

“ Acceptable Confidentiality Agreement ” means any confidentiality and standstill agreement that contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement, it being understood that such confidentiality agreements need not prohibit the submission of Takeover Proposals or amendments thereto to the Company.

“Adjusted Common Stock Consideration” means 702,784 shares of Parent Common Stock minus the difference between (i) Net Working Capital of negative $210,000 and (ii) Net Working Capital of negative $570,000, such difference to be divided by $4.50. In no event shall the Common Stock Consideration under this Agreement be a number of shares greater than 702,784 or less than 622,784.

“ Affiliate ” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“ Business Day ” shall mean any day other than (a) a Saturday or Sunday or (b) a day on which banking and savings and loan institutions located in Boston, Massachusetts are authorized or required by Law to be closed.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and any code successor thereto.

“ Common Stock Consideration ” shall mean the lesser of (i) 702,784 shares of Parent Common Stock and (ii) the Adjusted Common Stock Consideration.

“ Company Balance Sheet ” means the consolidated balance sheet of the Company as of December 31, 2010, and the footnotes thereto set forth in Company 10-K.

“ Company Balance Sheet Date ” means December 31, 2010.

“ Company Material Adverse Effect ” means, with respect to the Company (i) an effect, event or change which has a material adverse effect on the assets, results of operations, prospects or financial condition of the Company and the Company Subsidiaries on a consolidated basis taken as a whole, or (ii) an effect, event or change which materially adversely affects the ability of the Company to perform its obligations hereunder or to consummate the Merger and other transactions contemplated hereby other than effects, events or changes arising out of or resulting from (a) changes in conditions in the U.S. or global economy (so long as the Company is not disproportionately affected thereby as compared to other companies operating in the Company’s industry) or capital or financial markets generally, including changes in interest or exchange rates, (b) general changes or developments in regulatory, political, economic or business conditions or conditions within the industry of the Company or any Company Subsidiary (so long as the Company is not disproportionately affected thereby as compared to other companies operating in the Company’s industry), (c) changes in Law or generally accepted accounting principles or the interpretation thereof (so long as the Company is not disproportionately affected thereby as compared to other companies operating in the Company’s industry), (d) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, lenders, partners or employees, (e) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (f) earthquakes, hurricanes or other natural disasters, (g) any decline in the market price, or change in trading volume, of the capital stock of the Company or any failure to meet internal or published projections, forecasts or revenue or earnings predictions or (h) litigation arising from any alleged breach of fiduciary duty or other violation of Law relating to this Agreement; provided, however, that no change described in Section 3.9 of the Company Disclosure Schedule shall be deemed to give rise to a Parent Material Adverse Effect. Without limitation of clause (d) of the preceding sentence, for purposes of determining whether a Company Material Adverse Effect has arisen from or been contributed to by the termination, non-renewal or adverse modification of a customer contract, formations, renewals and favorable modifications of customer contracts shall also be taken into account.

“ Company Note ” means the note from the Company to Kimberly and Daniel O’Donnell, originally dated December 28, 2011, as amended and restated as of the Closing Date.

“ Company Securities ” means the Company Stock, “phantom” stock, stock appreciation rights, performance units, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any Company Stock of or voting securities of the Company.

“ Company Stock ” means Company Common Stock and Company Preferred Stock, collectively.

“ Company Subsidiary Securities ” means all common stock, preferred stock (or other similar equity interests), “phantom” stock, stock appreciation rights, performance units, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company Subsidiary.

“ Company 10-K ” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2010.

“ Company’s Knowledge ” means the actual knowledge, after reasonable inquiry, of Daniel O’Donnell, Steven Ernst and Janet Steiniger.

“ Company Stockholders ” shall mean the holders of Company Common Stock and Company Preferred Stock, taken together.

“ Contract ” means any agreement, arrangement, commitment, contract, covenant, instrument, debenture, lease or license, whether written or unwritten.

“ Environmental Laws ” means any Law relating to the pollution, protection, or restoration of the environment, including, without limitation, those relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means an Affiliate of the Company if it is considered a single employer with the Company under ERISA Sections 4001(a)(14) or 4001(b) or means any entity whose employees would be considered as employed by a single employer with employees of the Company pursuant to Sections 414(b), (c), (m) or (o) of the Code.

“ Exchange Act ” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchanged Warrant” has the meaning set forth in Section 2.1(e) hereof.

“ Fractional Share Amount ” means the quotient obtained by multiplying (i) the fractional portion, if any, of a Company Stockholder’s Pro Rata Portion of Common Stock Consideration and (ii) Parent Common Stock Value.

“ Fractional Share Cap ” means the quotient obtained by multiplying (i) the Fractional Share Ratio by (ii) $5,000.

“ Fractional Share Consideration ” means, with respect to a Company Stockholder (x) in the event the aggregate Fractional Share Amount for all Company Stockholders is $5,000 or less, such stockholder’s Fractional Share Amount, or (y) in the event the aggregate Fractional Share Amount for all Company Stockholders is greater than $5,000, such stockholder’s Fractional Share Cap.

“ Fractional Share Ratio ” means, with respect to a Company Stockholder the quotient obtained by dividing (x) the fractional amount, if any, of such Company Stockholder’ Pro Rata Portion of Common Stock Consideration by (y) the sum obtained by adding all fractional amounts, if any, of the Company Stockholders Pro Rata Portions of Common Stock Consideration.

“ GAAP ” means generally accepted accounting principles as applied in the United States.

“ Hazardous Materials ” means pollutant, contaminant waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.

“ Indebtedness ” shall mean, with respect to any Person, without duplication, (A) all indebtedness of such Person for borrowed money, whether secured or unsecured, (B) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (C) all capitalized lease obligations of such Person, (D) all obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof) and (E) all guarantees of such Person of any such Indebtedness of any other Person.

“Intellectual Property” means all inventions, works, or other tangible or intangible information or other things that are or, with appropriate registration or application to the appropriate governmental authority, could be the subject of any Intellectual Property Right, including all rights in Internet web sites and Domain Names.

“ Intellectual Property Right License ” means a license or agreement that grants to the Company or any Company Subsidiary a right or license to use, copy, create derivative works, distribute, perform, sell, license or otherwise exploit and Intellectual Property of any third party.

“Intellectual Property Rights” means the worldwide rights in copyright, patents and patent applications (including all reissues, reexaminations, extensions, continuations, continuations-in-part, continuing prosecution applications, and divisionals of such patents and patent applications, and any foreign counterparts thereof), moral rights, design rights, industrial property rights, publicity rights, privacy rights, trademark rights (registered or unregistered), rights in trade names and trade dress, confidential information rights, trade secret rights, rights databases and other collections of data, rights in mask works, rights in know-how, and other proprietary rights.

“ International Employee Program ” shall mean each Employee Program that has been adopted or maintained by the Company, any Company Subsidiary or any ERISA Affiliate, whether formally or informally, or with respect to which the Company, any Company Subsidiary or any ERISA Affiliate will or may have any liability, with respect to employees who perform services outside the United States.

“ IRS ” means the United States Internal Revenue Service.

“ Liability ” or “ Liabilities ” means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, mature or unmatured, determined or indeterminable, known or unknown and whether or not due or becoming due, including those arising under any Law or action and those arising under any Contract.

“Legal Requirement” means any United States federal, state or local or any foreign law, statute, standard, ordinance, code, rule, regulation, resolution or promulgation, or any Government Order, or any Permit granted under any of the foregoing, or any similar provision having the force or effect of law, including antitrust, competition law and to data security and data privacy laws, regulations and policies.

“Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a third party and licensed or sublicensed to either the Company or any of its Subsidiaries.

“ Merger Consideration ” means the Common Stock Consideration and the Fractional Share Consideration.

“Minimum Net Working Capital” means negative $570,000.

“ Nasdaq ” means The NASDAQ Stock Market.

“ Net Working Capital ” for purposes of this Agreement means current assets less current liabilities calculated as of 11:59 p.m., Pacific Time, on the last calendar day of the month immediately preceding the Closing Date or, if the Closing Date occurs on the last calendar day of a month, on the Closing Date, as determined in accordance with GAAP but comprised, however, solely of the line items set forth on the Net Working Capital Exhibit attached as Exhibit 2 . All accrued but unpaid obligations of the Company to its employees up to 11:59 p.m., Pacific Time, on including but not limited to salaries, wages, bonuses, tax withholding, benefit plan contributions, vacation pay, sick pay and leave obligations, will be treated as current liabilities for the purposes of determining Net Working Capital.

“Note Percentage” means .0000003.

“Open Source Software” means Restricted Open Source Software and/or software or any computer code licensed that contains any software that requires the insertion of copyright notices, attribution statements, disclaimers, or limitation of liability provisions, including, without limitation, the Berkeley license (BSD), the MIT license, or the Apache license.

“Original Company Note” means the note from the Company to Kimberly and Daniel O’Donnell dated December 21, 2010.

“Owned Intellectual Property Rights “ means all Intellectual Property Rights owned by either the Company or any of the Company Subsidiaries, including all registrations and applications for registrations for any Intellectual Property Rights that have been registered or applied for, or are otherwise recorded in the name of, the Company or any of the Company Subsidiaries.

“ Parent Common Stock ” means the common stock, par value $.001 per share, of Parent.

“ Parent Common Stock Value ” means the average closing price per share of Parent Common Stock as reported on Nasdaq during the 30 trading days prior to the execution of this Agreement.

“ Parent’s Knowledge ” means the actual knowledge, after reasonable inquiry, of Carrie Ferman, Eric Orme and Bradley Zimmer.

“ Parent Material Adverse Effect ” means, with respect to Parent (i) an effect, event or change which has a material adverse effect on the assets, results of operations, prospects or financial condition of Parent and its Subsidiaries on a consolidated basis taken as a whole or (ii) an effect, event or change which materially adversely affects the ability of Parent or Merger Sub to perform their obligations hereunder or to consummate the Merger and other transactions contemplated hereby, other than effects, events or changes arising out of or resulting from (a) changes in conditions in the U.S. or global economy (so long as the Parent is not disproportionately affected thereby) or capital or financial markets generally, including changes in interest or exchange rates, (b) general changes or developments in regulatory, political, economic or business conditions or conditions within the industry of Parent or any of Parent’s Subsidiaries (so long as the Parent is not disproportionately affected thereby), (c) changes in Law or generally accepted accounting principles or the interpretation thereof, (d) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, lenders, partners or employees, (e) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (f) earthquakes, hurricanes or other natural disasters, (g) any decline in the market price, or change in trading volume, of the capital stock of the Company or any failure to meet internal or published projections, forecasts or revenue or earnings predictions or (h) litigation arising from any alleged breach of fiduciary duty or other violation of Law relating to this Agreement; provided, however, that no change described in Section 4.23 of the Parent Disclosure Schedule shall be deemed to give rise to a Parent Material Adverse Effect.

“ Person ” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, Governmental Entity, other entity or group (as defined in Section 13(d) of the Exchange Act).

“ Personal Information ” means any information about any users or customers of the Internet websites owned, maintained or operated by such entity that is protected by applicable Privacy Laws, including, without limitation, all: (i) “nonpublic personal information,” as defined under the Gramm-Leach-Bliley Act (15 U.S.C. §6801 et seq.); (ii) “protected health information” as defined under the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d); (iii) “cardholder information,” as defined under the Payment Card Industry Data Security Standard; and (iv) “personally identifiable information," "personal information" and other similar terms as defined under relevant state security breach notification laws.

“Preferred Cash Consideration” has the meaning set forth in Section 2.1(c)(ii) herein.

“Preferred Stock Percentage” means .03478.

“ Pro Rata Portion ” means, with respect to each Company Stockholder, the quotient obtained by dividing (i) the number of shares of Company Common Stock held by such Company Stockholder immediately prior to the Effective Time by (ii) the sum of the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding Excluded Shares and Dissenting Shares).

“ Restricted Open Source Software ” means any computer code that contains any software that (a) requires as a condition of the use, modification and/or distribution of such software that such software or other software incorporated into, derived from, or distributed with such software be: (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivatives; or (iii) redistributable at no charge; or (b) is licensed under any version of the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Public License, the GNU Affero Public License, Common Development and Distribution License, or the Eclipse Public License.

“ Sarbanes-Oxley Act ” means the Sarbanes-Oxley Act of 2002.

“ SEC ” means the Securities and Exchange Commission.

“ Section 16 Information ” means information accurate in all material respects regarding Company Insiders, the number of shares of Company Securities held by each such Company Insider and expected to be exchanged for Parent Common Stock in the Merger.

“ Securities Act ” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“ Subsidiary ” means any corporation more than 50% of whose outstanding voting securities, or any partnership, limited liability company, joint venture or other entity more than 50% of whose total equity interest, is directly or indirectly owned by Parent or the Company, as the case may be.

“ Tax Returns ” means all reports, returns, declarations, statements or other information required to be supplied to a Taxing authority in connection with Taxes.

“ Taxes ” means any and all taxes, assessments, or levies, including all United States federal, state, local, foreign and other income, franchise, profits, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, net worth, excise, withholding, ad valorem, stamp, transfer, value added and other such charges, all estimated taxes, deficiency assessments, additions to tax, penalties and interest imposed by any Taxing authority.

“Total Merger Consideration” means the sum of (i) the Fractional Share Consideration and (ii) the Common Stock Consideration.

“ Voting Stockholders ” means Daniel O’Donnell, Kimberly O’Donnell, the Daniel & Kimberly O’Donnell Trust DTD 5/26/05, Frank McPartland, Steven Ernst, Lawrence Gibson, and Charles Dargan.

“Warrant Percentage” means (A) the quotient resulting from dividing (A) 530,150; by (B) the sum of the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding Excluded Shares and Dissenting Shares) and 530,150, less (B) . 010006.

9.3 Interpretation .

The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all material amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any applicable Law.

9.4 Remedies; Specific Enforcement .

(a) Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

(b) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

9.5 Waiver of Jury Trial .

Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial buy jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certificates in this Section 10.5.

9.6 Assignment .

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

9.7 Entire Agreement; No Third-Party Beneficiaries .

This Agreement constitutes, together with the Confidentiality Agreement, the Voting Agreement , the Key Employee Agreements and the Company Disclosure Schedule, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Except for the provisions of Section 6.6 hereof which shall inure to the benefit of the Persons or entities benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

9.8 Severability .

If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and to such end, the provisions of this Agreement are agreed to be severable.

9.9 Choice of Law/Consent to Jurisdiction .

(a) All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of New York without regard to its rules of conflict of laws.

(b) Each of the Company, Parent and Merger Sub hereby irrevocably and unconditionally (i) consents to submit to the sole and exclusive jurisdiction of the Supreme Court of the State of New York or, if under applicable law exclusive jurisdiction over the matter is vested in the federal courts, any federal court located in the State of New York or other New York state court for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby, (ii) agrees not to commence any litigation relating thereto except in such courts, (iii) waives any objection to the laying of venue of any such litigation in such courts and (iv) agrees not to plead or claim in such courts that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (A) to the extent such party is not otherwise subject to service of process in the State of New York, to appoint and maintain an agent in the State of New York as such party’s agent for acceptance of legal process, and (B) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (A) or (B) above shall have the same legal force and effect as if served upon such party personally within the State of New York. Each party hereto agrees that service of summons and complaint or any other process that might be served in any action or proceeding may be made on such party by sending or delivering a copy of the process to the party to be served at the address of the party and in the manner provided for the giving of notices in Section 9.1. Nothing in this Section 9.9, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

9.10 Non−Survival of Representations and Warranties .

The representations, warranties and covenants contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for those covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time. The representations, warranties and covenants contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the termination of this Agreement.

9.11 Counterparts .

This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Facsimile transmission or e-mail in PDF form of any signed original document shall be deemed the same as delivery of an original. At the request of any party, the parties will confirm facsimile transmission or e-mail in PDF form by signing a duplicate original document.

9.12 Disclosure Schedule and SEC Reports References .

(a) The parties hereto agree that any reference in a particular Section of a Party’s Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the Party that are contained in the corresponding Section of this Agreement and also shall be deemed to qualify any other Section of Article III or Article IV, respectively, to which such matter relates, so long as the applicability of such matter to such other Section is reasonably apparent on the face of such disclosure. For convenience purposes, disclosures in one Section of a Party’s Disclosure Schedule may be specifically cross-referenced to another Section of such Disclosure Schedule.

(b) The parties hereto agree that in no event shall any information contained in any part of any Party’s SEC Report entitled “Risk Factors” or containing a description or explanation of “Forward-Looking Statements” be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of any party contained in this Agreement.

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IN WITNESS WHEREOF, Remark Media, Inc., Remark Florida, Inc. and Banks.com, Inc. have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Remark Media, Inc.

By: /s/ Bradley T. Zimmer
 Name: Bradley T. Zimmer
 Title: Chief Operating Officer and General Counsel

Remark Florida, Inc.

By: /s/ Bradley T. Zimmer
 Name: Bradley T. Zimmer
 Title: President

Banks.com, Inc.

By: /s/ Daniel M. O'Donnell
Name: Daniel M. O'Donnell
Title: Chairman & Chief Executive Officer

 [ Signature Page to the Merger Agreement ]

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER, dated as of June 5, 2012 (this “Amendment”), is made by and among REMARK MEDIA, INC., a Delaware corporation (“Parent”), REMARK FLORIDA, INC., a Florida corporation (“Merger Sub”) and BANKS.COM, INC., a Florida corporation (the “Company”).

BACKGROUND

WHEREAS, Parent, Merger Sub and the Company are parties to that certain Agreement and Plan of Merger, dated as of February 26, 2012 (as amended or modified from time to time in accordance with its terms, the “Merger Agreement”); and

WHEREAS, Parent, Merger Sub, and the Company intend to effect the merger of Merger Sub with and into Company (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the Florida Business Corporation Act, and upon the consummation of the Merger, Merger Sub will cease to exist and the Company will be the surviving corporation; and

WHEREAS, the parties hereto desire to, subject to the terms and conditions contained herein, amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Merger Agreement, the parties hereto agree as follows:

1. Definitions.  Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

2. Amendments to Merger Agreement.  Section 8.1(b)(iii) of the Merger Agreement is hereby amended to read as follows: “if the consummation of the Merger shall not have occurred on or before June 30, 2012 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to any party whose failure to comply with any provision of this Agreement in any material respect has been the proximate cause of, or resulted in, the failure of the Merger to occur on or before the End Date;”

3. No Further Amendments.  Except as amended by this Amendment, the Merger Agreement shall remain in full force and effect in accordance with its terms.

4. Law Governing Amendment.  This Amendment shall be construed and interpreted according to the internal laws of the State of New York without regard to its rules of conflict of laws.

5. Counterparts.  This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.  A signed copy of this Amendment delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have duly executed this Amendment on the date first above written.

REMARK MEDIA, INC.
(“Parent”)

By:  /s/ Bradley T. Zimmer
Name:  Bradley T. Zimmer
Title:  COO, General Counsel and Corporate Secretary

REMARK FLORIDA, INC.
(“Merger Sub”)

By:  /s/ Bradley T. Zimmer
Name:  Bradley T. Zimmer
Title:  Corporate Secretary

BANKS.COM, INC.
(“Company”)

By:  /s/ Daniel M. O’Donnell
Name:  Daniel M. O’Donnell
Title:  Chairman and Chief Executive Officer

ANNEX B

FLORIDA APPRAISAL RIGHTS STATUTES

607.1301  Appraisal rights; definitions. --The following definitions apply to ss. 607.1302 -607.1333:

(1)  "Affiliate" means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302 (2)(d), a person is deemed to be an affiliate of its senior executives.

(2)  "Beneficial shareholder" means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner's behalf.

(3)  "Corporation" means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322 -607.1333, includes the surviving entity in a merger.

(4)  "Fair value" means the value of the corporation's shares determined:

(a)  Immediately before the effectuation of the corporate action to which the shareholder objects.

(b)  Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(c)  For a corporation with 10 or fewer shareholders, without discounting for lack of marketability or minority status.

(5)  "Interest" means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6)  "Preferred shares" means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7)  "Record shareholder" means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8)  "Senior executive" means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9)  "Shareholder" means both a record shareholder and a beneficial shareholder.

History. --s. 118, ch. 89-154; s. 21, ch. 2003-283; s. 2, ch. 2005-267.
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607.1302  Right of shareholders to appraisal. --

(1)  A shareholder of a domestic corporation is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder's shares, in the event of any of the following corporate actions:

(a)  Consummation of a conversion of such corporation pursuant to s. 607.1112 if shareholder approval is required for the conversion and the shareholder is entitled to vote on the conversion under ss. 607.1103 and 607.1112 (6), or the consummation of a merger to which such corporation is a party if shareholder approval is required for the merger under s. 607.1103 and the shareholder is entitled to vote on the merger or if such corporation is a subsidiary and the merger is governed by s. 607.1104 ;

(b)  Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c)  Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d)  An amendment of the articles of incorporation with respect to the class or series of shares which reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(e)  Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(f)  With regard to a class of shares prescribed in the articles of incorporation prior to October 1, 2003, including any shares within that class subsequently authorized by amendment, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1.  Altering or abolishing any preemptive rights attached to any of his or her shares;

2.  Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3.  Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4.  Reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5.  Making noncumulative, in whole or in part, dividends of any of the shareholder's preferred shares which had theretofore been cumulative;

6.  Reducing the stated dividend preference of any of the shareholder's preferred shares; or

7.  Reducing any stated preferential amount payable on any of the shareholder's preferred shares upon voluntary or involuntary liquidation.

(2)  Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a)  Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1.  Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2.  Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b)  The applicability of paragraph (a) shall be determined as of:

1.  The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2.  If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c)  Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d)  Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1.  Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a.  Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b.  Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2.  Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a.  Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b.  Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832 ; or

c.  In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e)  For the purposes of paragraph (d) only, the term "beneficial owner" means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3)  Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4)  A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a)  Was not effectuated in accordance with the applicable provisions of this section or the corporation's articles of incorporation, bylaws, or board of directors' resolution authorizing the corporate action; or

(b)  Was procured as a result of fraud or material misrepresentation.

History. --s. 119, ch. 89-154; s. 5, ch. 94-327; s. 31, ch. 97-102; s. 22, ch. 2003-283; s. 1, ch. 2004-378; s. 3, ch. 2005-267.
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607.1303  Assertion of rights by nominees and beneficial owners. --

(1)  A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder's name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder's name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder's other shares were registered in the names of different record shareholders.

(2)  A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a)  Submits to the corporation the record shareholder's written consent to the assertion of such rights no later than the date referred to in s. 607.1322 (2)(b)2.

(b)  Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

History. --s. 23, ch. 2003-283.
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607.1320  Notice of appraisal rights. --

(1)  If proposed corporate action described in s. 607.1302 (1) is to be submitted to a vote at a shareholders' meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301 -607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2)  In a merger pursuant to s. 607.1104 , the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3)  If the proposed corporate action described in s. 607.1302 (1) is to be approved other than by a shareholders' meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704 , whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.
History. --s. 120, ch. 89-154; s. 35, ch. 93-281; s. 32, ch. 97-102; s. 24, ch. 2003-283.

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607.1321  Notice of intent to demand payment. --

(1)  If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders' meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704 , a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a)  Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320 (3) if action is to be taken without a shareholder meeting, written notice of the shareholder's intent to demand payment if the proposed action is effectuated.

(b)  Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2)  A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.
History. --s. 25, ch. 2003-283; s. 7, ch. 2004-378.
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607.1322  Appraisal notice and form. --

(1)  If proposed corporate action requiring appraisal rights under s. 607.1302 (1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104 , the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2)  The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a)  Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1.  The shareholder's name and address.

2.  The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3.  That the shareholder did not vote for the transaction.

4.  Whether the shareholder accepts the corporation's offer as stated in subparagraph (b)4.

5.  If the offer is not accepted, the shareholder's estimated fair value of the shares and a demand for payment of the shareholder's estimated value plus interest.

(b)  State:

1.  Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2.  A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3.  The corporation's estimate of the fair value of the shares.

4.  An offer to each shareholder who is entitled to appraisal rights to pay the corporation's estimate of fair value set forth in subparagraph 3.

5.  That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6.  The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c)  Be accompanied by:

1.  Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation's appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2.  A copy of ss. 607.1301 -607.1333.

History. --s. 26, ch. 2003-283.
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607.1323  Perfection of rights; right to withdraw. --

(1)  A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322 (1) and, in the case of certificated shares, deposit the shareholder's certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322 (2)(b)2. Once a shareholder deposits that shareholder's certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2)  A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322 (2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation's written consent.

(3)  A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder's share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

History. --s. 27, ch. 2003-283.
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607.1324  Shareholder's acceptance of corporation's offer. --

(1)  If the shareholder states on the form provided in s. 607.1322 (1) that the shareholder accepts the offer of the corporation to pay the corporation's estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation's receipt of the form from the shareholder.

(2)  Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

History. --s. 28, ch. 2003-283.
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607.1326  Procedure if shareholder is dissatisfied with offer. --

(1)  A shareholder who is dissatisfied with the corporation's offer as set forth pursuant to s. 607.1322 (2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322 (1) of that shareholder's estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2)  A shareholder who fails to notify the corporation in writing of that shareholder's demand to be paid the shareholder's stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322 (2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322 (2)(b)4.

History. --s. 29, ch. 2003-283.
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607.1330  Court action. --

(1)  If a shareholder makes demand for payment under s. 607.1326 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, any shareholder who has made a demand pursuant to s. 607.1326 may commence the proceeding in the name of the corporation.

(2)  The proceeding shall be commenced in the appropriate court of the county in which the corporation's principal office, or, if none, its registered office, in this state is located. If the corporation is a foreign corporation without a registered office in this state, the proceeding shall be commenced in the county in this state in which the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(3)  All shareholders, whether or not residents of this state, whose demands remain unsettled shall be made parties to the proceeding as in an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each shareholder party who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident shareholder party by registered or certified mail or by publication as provided by law.

(4)  The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. If it so elects, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to the order. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(5)  Each shareholder made a party to the proceeding is entitled to judgment for the amount of the fair value of such shareholder's shares, plus interest, as found by the court.

(6)  The corporation shall pay each such shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of the judgment, the shareholder shall cease to have any interest in the shares.

History. --s. 2, ch. 2004-378.
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607.1331  Court costs and counsel fees. --

(1)  The court in an appraisal proceeding shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2)  The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a)  Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322 ; or

(b)  Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3)  If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4)  To the extent the corporation fails to make a required payment pursuant to s. 607.1324 , the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.
History. --s. 30, ch. 2003-283; s. 98, ch. 2004-5.

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607.1332  Disposition of acquired shares. --Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.
History. --s. 31, ch. 2003-283.

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607.1333  Limitation on corporate payment. --

(1)  No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder's option:

(a)  Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b)  Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2)  The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

History. --s. 32, ch. 2003-283.

ANNEX C

April 2, 2012

Mr. Daniel O’Donnell

Chairman of the Board
Banks.com, Inc.
425 Market Street, Suite 2200 San Francisco, CA 94105

Dear Mr. O’Donnell:

You have requested that American ValueMetrics Corp ["AVM"] provide Banks.com with its opinion as to the fairness, from a financial point of view, of the consideration paid, in cash, stock and warrants by Remark Media, Inc. [“MARK”] for substantially all outstanding stock of Banks.com [“BNNX”] pursuant to a Merger Agreement [thereafter "the Agreement"] to be effected on or around March, 31, 2012, [thereafter "the closing date" or "the valuation date"] between the two companies.

BNNX was, prior to the closing date, engaged in the business of providing both internet content and advertising opportunities in the financial sector. MARK is a global digital media company focused on developing, owning, and operating next-generation web- publishing platforms that combine traditional web publishing with social media, with the goal of revolutionizing the way people search and exchange information over the internet. The merged companies will hereafter be referred to as "the Business".

Under the Agreement, BNNX will receive between 622,984 and 702,784 shares of MARK common stock, representing between 8.9% and 9.9% of the MARK outstanding stock. The outstanding preferred stock of BNNX will be acquired for $300,000 in cash, plus shares in MARK in payment of all accrued and unpaid dividends as of the Closing Date. The determination of the final purchase consideration is subject to valuations and analyses prepared in conjunction with this letter of opinion.

In arriving at the opinion set forth below AVM completed the following tasks:

1.
Reviewed the audited financial statements of BNNX for three years ended December 31, 2011, as well as the first quarter of 2012, and various closing documents, accounting and other records as of the closing date.

2.	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flows and assets of the Business, furnished to us by or on behalf of BNNX.

3.
Conducted discussions with members of the management of BNNX and MARK concerning the business and prospects of the merged Business; discussions were also conducted with other industry participants without revealing the identities of the two subject companies.

4.
Compared the results of operations of the Business with that of certain companies which we deemed relevant, including stock prices and Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”).

5.	Conducted a review of the financial condition (balance sheets and notes) of Banks.com and Remark Media, Inc. with respect to liquidity and capital position as of the closing date.

6.	Compared the financial terms of the purchase with the financial terms of certain other mergers and acquisitions which we deemed relevant.

7.	Reviewed the Merger Agreement and ancillary agreements thereto.

8.	Prepared Confidential Certified USPAP compliant business valuation reports on each of the merger parties to determine the fair value (intrinsic value) of stock.

PURPOSE. It is important that we declare the purpose of this Fairness Opinion; what it is -- and what it is not.

What It Is. The principal purpose of this analysis and opinion is to provide the shareholders of BNNX with a quantitative, qualitative and contextual foundation to assist them in completing their own “due diligence” on the proposed merger. “Due Diligence” can have many meanings, but the following is what is intended in this Opinion Letter “... Due Diligence ... The process of investigation, performed by investors, into the details of a potential investment, such as an examination of operations and management and the verification of material facts.”

A Fairness Opinion is a professional evaluation by a qualified third party expert as to whether the terms of a merger, acquisition, buyback, spin-off, or going private are fair to the shareholders. The purpose of a Fairness Opinion derives from the Delaware Court of Chancery opinion that stated.... “... Stockholders are entitled to a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendations of their board as to how to vote on a merger or tender rely.” According to the certification hypothesis “... fairness opinions may also serve the interest of the shareholders by mitigating informational asymmetries in corporate transactions.”

In a merger or acquisition, a Fairness Opinion analyzes the terms and conditions of a transaction, and in cases of stock for consideration, analyzes the comparative values. In publicly traded securities current market value at which the securities are trading is not necessarily a sufficient indicator of value, as these may differ substantially from the Fair Value, found in privately held companies. This is because technical market factors such as momentum, chart patterns, and critical data used in computerized trading programs can influence the market value as much or more than the fundamentals. Therefore, for publicly-held companies the term “Intrinsic Value” is used much in the same way as “Fair Value” is used for privately-held companies. Both of these “values” are different than the commonly used term “Fair Market Value” which is simply a definition developed by the Internal Revenue Service as a standard for valuations for tax purposes.

It implies the broadest possible market between rather dispassionate buyers and sellers. Fair Value and Intrinsic Value are more restrictive values, and indicate what an asset should be valued at based upon fundamentals, and in the context of the specific business environment and interest of the merger partners.

Intrinsic Value also contains elements of the term “Investment Value” which is a measure of 'value-in-use', while “Market Value” or “Fair Value” is 'value-in-exchange'. This is applicable in specific situations where one or both merger partners bring something to the future venture that would otherwise be lacking, and which may act synergistically to the benefit of both partners.

In summary, the Intrinsic Value is a subjective determination of the value which, based upon a specific exchange, one party may impute into the other party’s securities when the entire context of a merger is considered. For example, if party A has better prospects after the merger with party B than without a merger, it creates a premium in investment value that party A should be willing to pay, based upon its own situation. In determining the “Intrinsic Values” of both of the parties to a merger, with respect to the advantages afforded to each by the merger, the basis of fairness can be determined.

As both of the merger partners are “public companies” and their securities are registered by the SEC, much financial information is available in official disclosures. Each shareholder will ultimately have the right to vote to approve, or disapprove of the merger, and if the vote ends up contrary to their vote, further has the right to sell its shares rather than accept the merger consideration. The decision of whether to vote for or against the proposition should be made after a due diligence investigation is conducted by each shareholder, and a determination made as to whether the post-merger interest would be suitable to their investment objectives, financial capability, and perception of relative risk.

What this Opinion is Not. This opinion is not an attempt to induce or “sell” a shareholder on voting for the proposition. It is absolutely neutral in that regard. It is not a substitute for the responsibility for due diligence that rightfully belongs to each shareholder. It is merely an analysis prepared by qualified experts, which will address many aspects of the situation, and will hopefully aid the shareholder in reaching his due- diligence conclusion.

LIMITATIONS.

1.    In rendering this opinion AVM does not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning BNNX, MARK or the publicly available information regarding other companies. It principally relied upon audited financial information wherever possible.

2.
AVM has assumed that all such financial and other information provided by the companies is accurate and complete. AVM further relied on the assurances of BNNX and MARK management that they are not aware of any facts that would make such financial or other information inaccurate, incomplete or misleading. With respect to the forecasts and financial projections of BNNX and MARK that were provided by management, AVM assumed, for the purpose of this opinion, that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of management at the time of their preparation as to the future performance of the Business. AVM further assumed that any material liabilities (contingent or otherwise, known or unknown) of the Business are as set forth in the financial statements.

3.
We have not been engaged to make, nor have we made, an independent audit of the assets or liabilities (contingent or otherwise) of the Business and we have relied upon such financial statements prepared by the auditors of the respective merger parties. Our opinion is based upon regulatory, economic, market and monetary conditions existing on the date hereof.

SUMMARY AND FINDINGS.

The bulk of the analytic work that provided the basis for this opinion is contained in the valuation reports of both merger parties prepared to Uniform Standards for Professional Appraisal Practice that have been provided to the management of BNNX. These are confidential documents, as public disclosure could materially aid competitors. However the findings as herein stated are intended to be made public at the discretion of the Board of Directors.

1. Valuations. The valuations differ in that BNNX has been valued primarily based upon its cash flow from operations. It has positive cash flow from several domains, and should have positive net income once intangible impairment is addressed and the amortization expense is reduced. Impairment has been caused primarily by the reduction in value of the Banks.com website – probably directly a consequence of the diminished revenues, and the general malaise evidenced by the banking industry in general. Eventually its stock price diminished to the point where it was de-listed by the AMEX. Its most serious financial problem is the resulting difficulty it faces in raising new capital since its listing was lost. And, it needs additional new capital in order to recover from the decline of the Banks.com revenues. The valuation analysis revealed that the intrinsic value of BNNX is probably greater than its current market price. This is probably because reporting, to date, reflects higher depreciation and amortization than is warranted, and thus depresses earnings per share. MARK has limited operations as of this date. It is in the process of internal reorganization, and needs to develop new sources of revenues. The operating cash flow was strongly negative in 2011, and is projected to be so for 2012. The primary difficulty faced by MARK is the monetization of its media content. Thus, evaluation of MARK other than in the context of a merged operation is one basically of valuation of the balance sheet. For purposes of this analysis, its intrinsic value is primarily reflected in its cash though it does have potentially significant additional value in its Sharecare investment. But, that investment has not been valued as part of this analysis as it is expected to provide negative cash flow for the indeterminate future.

2.
Synergy. This merger benefits both parties with operational synergy. Without the capability of the NASDAQ listing, via the merger, BNNX would have a difficult time in raising more capital. And without the merger, MARK would continue to languish without significant operating revenues. BNNX is expected to provide in the neighborhood of $3 million or more in revenues in 2012. Once impairment adjustments are made, and amortization expense reduced, it is expected to have positive EBITDA. Further it should benefit from significant economies of scale and other cost reductions from efficiencies created by the merger. With the technical support to be supplied by MARK it is anticipated that the profitability and total gross revenues of BNNX will be improved dramatically.

3.
What if there was no Merger? BNNX would likely continue with some net income, but would likely not be able to raise significant capital for expansion and would not benefit from improvements in operations that can be added by association with MARK. MARK would continue at its current “burn rate” and could expend virtually all of its available capital within one year.

4.
Terms: The common stock for stock consideration appears equitable on the basis of the analysis of both companies. The consideration for the preferred stock of BNNX appears reasonable, and necessary, considering it would otherwise have veto power if it remains outstanding.

On the basis of, and subject to the foregoing, we are of the opinion that the consideration set forth in the proposed merger agreement between BNNX and MARK is fair to BNNX and the holders of its common stock, from a financial point of view.

This opinion has been prepared for your information in connection with the Merger Agreement and shall not be reproduced, summarized, described or referred to or provided to any person or otherwise made public without the prior consent of AVM.

Yours very truly,

Gerald W. Barney
President and Chief Appraiser American ValueMetrics Corp

ANNEX D

the Banks.com Stockholders’ Support Agreement

This Agreement is dated as of February 26, 2012 (this “ Agreement ”), by and among [name of stockholder[s]] (the [“ Principal Stockholders ” and individually a] “ Principal Stockholder ”), [each] residing at the address specified under their respective signature below; and Remark Media, Inc., a Delaware corporation (“ Buyer ”).

Capitalized terms not defined herein shall have the meanings ascribed to such terms in that certain Agreement and Plan of Merger, dated as of February 26, 2012 (the “ Merger Agreement ”), by and among by and among Buyer, Remark Florida, Inc., a Florida corporation and wholly owned subsidiary of Buyer (“ Transitory Subsidiary ”), and Banks.com, Inc., a Florida corporation (“ Bravo ”).

Recitals

Whereas , Buyer, Transitory Subsidiary and Bravo have entered into the Merger Agreement pursuant to which, upon satisfaction of the conditions specified therein, at the Closing, in exchange for the payment of the Merger Consideration, Transitory Subsidiary will merge with and into Bravo with the effect that Bravo will be the Surviving Corporation and a wholly owned subsidiary of Buyer; and

Whereas , the Principal Stockholders are Stockholders of Bravo and will benefit directly from the Merger Agreement, the Merger and the transactions contemplated thereby; and

Whereas, in order to induce Buyer to not terminate the Merger Agreement and to effect the Merger upon the satisfaction of the terms and conditions of the Merger Agreement (subject to any right to terminate the Merger Agreement as set forth therein), the Principal Stockholders are entering into this Agreement.

Now, Therefore, in consideration of the mutual covenants set forth herein, it is hereby agreed as follows:

1.            Agreement to Retain Shares .

(a)            [Each][The] Principal Stockholder agrees not to transfer (except as may be specifically required by court order), sell, exchange, pledge or otherwise dispose of or encumber the Shares or any New Shares (as defined below), or to make any offer or agreement relating thereto, at any time prior to the Expiration Date.  As used herein, the term “ Expiration Date ” means the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) the date of termination of the Merger Agreement.

(b)            [Each][The] Principal Stockholder agrees that any shares of capital stock of Bravo that such Principal Stockholder purchases or with respect to which the Principal Stockholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date (“ New Shares ”) shall be subject to the terms and conditions of this Agreement to the same extent as if they had been owned on the date of this Agreement.

2.            Agreement to Vote Stock .  During the term commencing on the date hereof and continuing until the Expiration Date, the Principal Stockholder shall, after adoption by Bravo of the Merger Agreement and the recommendation of the Merger Agreement to the Bravo Stockholders by the Bravo Board, vote the Bravo Shares held by such Principal Stockholder (including any New Shares) on every action or approval by written consent of the Bravo Stockholders and at every meeting of the Bravo Stockholders called with respect to any of the following, and at every adjournment thereof, (i) in favor of approval of the Merger Agreement and the Merger, and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination (other than the Merger) between Bravo and any Person other than Buyer.  This Agreement is intended to bind [each][the] Principal Stockholder as a stockholder of Bravo only with respect to the specific matters set forth herein.  Further, this Agreement shall not bind the Principal Stockholder [s] with respect to any amendment to the Merger Agreement submitted to the Bravo Stockholders for approval.

3.            Representations and Warranties .  In order to induce Buyer to enter into this Agreement, not terminate the Merger Agreement and to effect the Merger upon satisfaction of the terms and conditions of the Merger Agreement (subject to Bravo’s and Buyer’s right to terminate the Merger Agreement as set forth therein) and the transactions contemplated by the Merger Agreement, [each][the] Principal Stockholder represents and warrants to Buyer, severally and not jointly and as to themselves and not as to any other Principal Stockholder, that the following representations and warranties are true as of the date hereof and will be true as of the Closing:

(a)             Capacity; Authorization; Enforceability. Such Principal Stockholder is a legal entity of the type set forth in the first paragraph hereof.  Such Principal Stockholder has full entity power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby and the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby have been duly and validly approved and authorized by all necessary entity action on the part of such Principal Stockholder.  This Agreement has been duly and validly executed and delivered by such Principal Stockholder, and constitutes the legal, valid and binding obligation of such Principal Stockholder, enforceable against it in accordance with its respective terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, or other similar Laws affecting or relating to the rights of creditors generally or by general principles of equity.

(b)             Bravo Stock Ownership.   Bravo Shares, Bravo Options and Bravo Warrants listed on Schedule 3(b) opposite such Principal Stockholder’s name (i) are owned beneficially by such Principal Stockholder; (ii) constitute all of the shares of capital stock of Bravo that are owned beneficially by such Principal Stockholder, and (iii) are owned legally and of record by such Principal Stockholder.  Such Principal Stockholder has all right, title and interest in and to such Bravo Shares, Bravo Options and Bravo Warrants free and clear of all Liens and free of any other restriction, except for restrictions imposed by applicable securities Laws.  Such Principal Stockholder has not granted or acknowledged to any Person any rights with respect to any shares of capital stock of Bravo and such Principal Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth herein, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement with respect to such Principal Stockholder’s shares of capital stock of Bravo with no limitations, qualifications or restrictions on such rights.

(c)             No Conflicts.   The execution, delivery and performance of this Agreement by such Principal Stockholder and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate, or be in conflict with, or constitute a default under, or result in, or provide the basis for, the termination of, any of its obligations under any material contract to which such Principal Stockholder is a party; or (ii) violate any law or order of any governmental authority applicable to such Principal Stockholder, or require the consent, approval or action of, filing with or notice to any governmental authority or other Person in order for such Principal Stockholder to consummate the transactions contemplated by this Agreement.

4.            Indemnification .  Each Principal Stockholder, severally and not jointly, hereby agrees to indemnify and hold harmless Buyer from, against and in respect of the full amount of any and all losses incurred or suffered by the Buyer in respect of, arising from, in connection with, or incident to (a) any breach of, or inaccuracy in, any representation or warranty made by such Principal Stockholder in Section 3 of this Agreement and (b) any breach, violation, nonperformance or non-fulfillment of any covenants, agreements or obligations of such Principal Stockholder in this Agreement.

5.            Fiduciary Duties .  Each Principal Stockholder is signing this Agreement, notwithstanding anything to the contrary contained herein, solely in such Principal Stockholder’s capacity as an owner of his, her or its respective Bravo Shares, and nothing herein shall prohibit, prevent or preclude such individual Principal Stockholder from taking or not taking any action in his or her capacity as a director of the Company.

6.            Miscellaneous .

(a)             Public Announcement.   No public announcement or other publicity regarding this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby shall be made prior to or after the date hereof without the prior written consent of Bravo and Buyer as to form, content, timing and manner of distribution.  Notwithstanding the foregoing, nothing in this Agreement shall preclude any party or its Affiliates from making any public announcement or filing required pursuant to any federal or state securities law, rule or regulation.

(b)             Notices .   All notices, requests, demands, claims, and other communications hereunder will be in writing.  Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two Business Days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Buyer:

Remark Media, Inc. 6 Concourse Parkway Atlanta, GA 30328 Attention: Bradley Zimmer

If to the Principal Stockholder [s] , to the address and/or facsimile number set forth below such Principal Stockholder’s name on the signature page hereto.

(c)             Severability .   The invalidity of any term or terms of this Agreement shall not affect any other term of this Agreement which shall remain in full force and effect.

(d)             No Third Party Beneficiaries .   There are no third party beneficiaries of this Agreement or of the transactions contemplated hereby and nothing contained herein shall be deemed to confer upon any one other than the parties hereto (and their permitted successors and assigns, and including, with respect to Bravo, the Surviving Corporation and Buyer) any right to insist upon or to enforce the performance of any of the obligations contained herein.

(e)             Time of the Essence .   Time is of the essence with respect to the obligations of the parties hereunder.

(f)             Negotiation of Agreement .   Each party hereto acknowledges that it had the opportunity to consult with independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement.  Each party and its counsel (if any) has cooperated in the drafting and preparation of this Agreement and the other documents referred to herein, and any and all drafts relating thereto will be deemed the work product of the parties hereto and may not be construed against any party by reason of its preparation.  Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived.

(g)             Counterparts.   This Agreement may be executed in any number of counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

(h)             Successors .   This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

(i)             Entire Agreement; Waiver and Modification .   This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements, both written and oral, with respect to such subject matter.  Any provision of this Agreement may be waived at any time in writing by the party which is entitled to the benefits thereof.  No change, modification, extension, termination, notice of termination, discharge, abandonment or waiver of this Agreement or any of its provisions, nor any representation, promise or condition relating to this Agreement, will be binding upon any party unless made in writing and signed by such party.

(j)             Governing Law.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Florida.

(k)             Consent to Jurisdiction; Waivers of Jury Trial .   Each party irrevocably submits to the non-exclusive jurisdiction of the United States District Court for the Middle District of Florida, for the purposes of any disputes arising in connection with this Agreement.  Each party agrees to commence any action, suit or proceeding relating to any such dispute either in such court, or, if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the state courts of Florida.  By execution and delivery of this Agreement, each party (for itself, its Affiliates and its designees) irrevocably and unconditionally consents and submits to the exclusive jurisdiction of such courts and the appellate courts therefrom with respect to matters arising under this Agreement, and waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding.  The parties irrevocably consent to the service of process in any such action or proceeding by the mailing of copies thereof by registered or certified mail, first class postage prepaid to the addresses set forth in Section 6(b) .  EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING RELATING TO A DISPUTE AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

 [Signature Pages Follows]

In Witness Whereof , the parties have executed this Agreement as of the date first above written.
Buyer: Remark Media, Inc. By:________________________________ Name: Bradley T. Zimmer Title: Chief Operating Officer & General Counsel

COUNTERPART SIGNATURE PAGE
TO
the Bravo  Stockholders’ Support Agreement

IN WITNESS WHEREOF, the undersigned stockholders have duly executed this Stockholders’ Support Agreement as of the date first above written.

.

_______________________________ [NAME]

[Signature Page to the Stockholders’ Support Agreement ]

4826-237

Schedule 3( b )

Bravo Share Ownership

Name of Stockholder	Shares of Bravo Common Stock	Shares of Bravo Series A Stock	Bravo Options	Bravo Warrants

[Signature Page to the Stockholders’ Support Agreement ]

4826-237

ANNEX E

SECOND RESTATED

CERTIFICATE OF INCORPORATION

OF

REMARK MEDIA, INC.

* * * * * * * *

REMARK MEDIA, INC., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1.             The name of the corporation is Remark Media, Inc. The original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on March 14, 2006. At the date of such filing, the name of the corporation was HSW International, Inc.

2.             Pursuant to Section 245 of the General Corporation Law of the State of Delaware, this Second Restated Certificate of Incorporation (this “Restated Certificate”) restates and integrates the provisions of the Certificate of Incorporation of Remark Media, Inc.  The Certificate of Incorporation is not amended herein in any manner or respect.

3.             This Restated Certificate of Incorporation was duly adopted by the written consent of the Board of Directors of Remark Media, Inc. in accordance with the applicable provisions of Section 245 of the General Corporation Law of the State of Delaware.  No stockholder approval was required in accordance with the applicable provisions of Section 245(b) of the General Corporation Law of the State of Delaware.

The text of the Certificate of Incorporation of Remark Media, Inc. is hereby restated to read in its entirety as follows:

ARTICLE I

Name

The name of the corporation is Remark Media, Inc. (the “ Corporation ”).

ARTICLE II

Registered Office and Registered Agent

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, in the county of New Castle, Delaware 19801.  The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

ARTICLE III

Corporate Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “ General Corporation Law ”).

ARTICLE IV

Capital Stock

Section 1.  Shares, Classes and Series Authorized . The total number of shares of all classes of capital stock which the Corporation shall have authority to issue after giving effect to the reverse stock split in Section 5(e) below is Twenty-one Million (21,000,000) shares, of which Twenty Million (20,000,000) shares shall be Common Stock, par value $0.001 per share (hereinafter called “Common Stock”) and One Million (1,000,000) shares shall be Preferred Stock, par value $0.001 per share (hereinafter called “Preferred Stock”).

Section 2.  Description of Capital Stock . The following is a description of each of the classes of capital stock which the Corporation has authority to issue with the designations, preferences, voting powers and participating, optional or other special rights and the qualifications, limitations or restrictions thereof:

(a)           Rights and Restrictions of Preferred Stock . Authority is hereby expressly vested in the Board of Directors of the Corporation (the “ Board ”), subject to the provisions of this Article IV and to the limitations prescribed by law, without shareholder action, to authorize the issue from time to time of one or more series of Preferred Stock and with respect to each such series to fix by resolution or resolutions of the Board providing for the issue of such series the voting powers, full or limited, if any, of the shares of such series and the designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof. The authority of the Board with respect to each series shall include, but not be limited to, the determination or fixing of the following:

(i)            The designation of such series.

(ii)           The dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes or series of the Corporation’s capital stock, and whether such dividends shall be cumulative or non-cumulative.

(iii)          Whether the shares of such series shall be subject to redemption for cash, property or rights, including securities of the Corporation or of any other corporation, by the Corporation at the option of either the Corporation or the holder or both or upon the happening of a specified event, and, if made subject to any such redemption, the times or events, prices and other terms and conditions of such redemption.

(iv)          The terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series.

(v)           Whether or not the shares of such series shall be convertible into, or exchangeable for, at the option of either the holder or the Corporation or upon the happening of a specified event, shares of any other class or classes or of any other series of the same or any other class or classes of the Corporation’s capital stock, and, if provision be made for conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges.

(vi)          The restrictions, if any, on the issue or reissue of any additional Preferred Stock.

(vii)         The rights of the holders of the shares of such series upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation.

(viii)        The provisions as to voting (which may be one or more votes per share or a fraction of a vote per share), optional and/or other special rights and preferences, if any.

For all purposes, this Certificate of Incorporation shall include each certificate of designations (if any) setting forth the terms of a series of Preferred Stock.

(b)           Rights and Restrictions of Common Stock . The powers, preferences, rights, qualifications, limitations or restrictions thereof in respect to the Common Stock are as follows:

(i)            The Common Stock is junior to the Preferred Stock and is subject to all the powers, rights, privileges, preferences and priorities of the Preferred Stock as herein or in any resolution or resolutions adopted by the Board pursuant to authority expressly vested in it by the provisions of Section 2 of this Article IV.

(ii)           The Common Stock shall have voting rights for the election of directors and for all other purposes, each holder of Common Stock being entitled to one vote for each share thereof held by such holder, except as otherwise required by law. The ability of the stockholders to engage in cumulative voting is hereby specifically denied.

(iii)          Subject to the rights of the holders of any series of Preferred Stock, holders of Common Stock shall be entitled to receive such dividends and distributions (whether payable in cash or otherwise) as may be declared on the shares of Common Stock by the Board from time to time out of assets or funds of the Corporation legally available therefor.

(iv)          Subject to the rights of the holders of any series of Preferred Stock, in the event of any liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary), the assets of the Corporation available for distribution to stockholders shall be distributed in equal amounts per share to the holders of Common Stock.

(c)           Increase or Decrease in Amount of Authorized Shares . The number of authorized shares of any class or classes of capital stock of the Corporation may be increased or decreased by an amendment to this Certificate of Incorporation authorized by the affirmative vote of the holders of a majority of the total shares of the Common Stock outstanding and entitled to vote thereon and, except as expressly provided in this Certificate of Incorporation or in any resolution or resolutions adopted by the Board pursuant to authority expressly vested in it by the provisions of Section 2 of this Article IV with respect to the Preferred Stock and except as otherwise provided by law, no vote by holders of capital stock of the Corporation other than the Common Stock shall be required to approve such action.

(d)           Shares Entitled to More or Less Than One Vote . If any class or series of the Corporation’s capital stock shall be entitled to more or less than one vote for any share, on any matter, every reference in this Certificate of Incorporation and in any relevant provision of law to a majority or other proportion of stock shall refer to such majority or other proportion of the votes of such stock.

(e)            Reverse Stock Split.   Effective upon filing on February 16, 2010 of a Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware (the “ Effective Time ”), each share of the Corporation’s Common Stock, par value $0.001 per share, authorized, including those that are issued and outstanding at 5:00 P.M. Eastern time on February 10, 2010 (the “ Old Common Stock ”), were automatically reclassified as and converted into one-tenth of a share of Common Stock, par value $0.001 per share (the “ New Common Stock ”) of the Corporation.  No fractional shares of New Common Stock of the Corporation were issued.  As soon as practicable following the Effective Time, the Corporation notified its shareholders of record on the Record Date to transmit outstanding share certificates to the Corporation’s exchange agent and registrar (“ Exchange Agent ”) and the Corporation caused the Exchange Agent to issue new book entries representing one share of common stock for every 10 shares transmitted and held of record on the Record Date; and in settlement of fractional interests that might arise as a result of such combination on the Record Date, caused the Exchange Agent to disburse to such holders a cash payment in an amount equal to the product obtained by multiplying (i) the closing sales price of the Corporation’s Common Stock on the day of the Effective Time as reported on The Nasdaq Global Market by (ii) the number of shares of the Corporation’s Common Stock held by a holder that would otherwise have been exchanged for a fractional share interest, as determined by the Board.

ARTICLE V

Directors

Section 1.   General Powers . The business and affairs of the Corporation shall be managed by the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, this Certificate of Incorporation or the Bylaws directed or required to be exercised or done by stockholders.

Section 2.  Number and Term of Office . The Board shall consist of seven (7) members. Directors need not be stockholders. At all times, a majority of the directors on the Board shall be independent directors and the independent directors (including those designated by any stockholder) shall meet all requirements regarding the independence of directors as may be applicable to the Corporation pursuant to applicable law or the rules of the stock exchange on which the shares of Common Stock are listed. Directors shall be elected at the annual meeting of the stockholders. If, for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in the Bylaws. Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

Section 3.  Resignation . Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board. If no such specification is made, it shall be deemed effective at the pleasure of the Board. When one or more directors shall resign from the Board, a majority of the remaining directors then in office shall have the power to fill such vacancy or vacancies, the vote thereon to take effect on the later of the date of such vote or when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 4.  Removal . Subject to the rights of the holders of any series of Preferred Stock then outstanding, except as provided herein otherwise, (a) any director, or the entire Board, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of record of outstanding shares representing a majority of the voting power of all the shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting together as a single class, and (b) any director may be removed from office at any time, but only for cause, by the affirmative vote of a majority of all directors of the Board.

Section 5.  Vacancies . Any vacancies on the Board resulting from death, resignation, disqualification, removal or other causes, and any newly created directorships resulting from any increase in the number of directors, shall be filled only by the affirmative vote of a majority of the remaining directors, even though less than a quorum of the Board. Any director elected to fill a vacancy in accordance with the preceding sentence shall hold office for the remainder of the full term of the director with respect to which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified, and any director so elected to fill a newly-created directorship shall hold office until the next annual meeting of the stockholders and until such director’s successor shall have been elected and qualified. A vacancy in the Board shall be deemed to exist in the case of the death, removal or resignation of any director.

Section 6.  Meetings . (a)  Annual Meetings . The annual meeting of the Board shall be held immediately before or after the annual meeting of stockholders and may be at the place where such meeting is held. No notice of an annual meeting of the Board shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) Regular Meetings . Except as hereinafter otherwise provided, regular meetings of the Board shall be held in the office of the Corporation required to be maintained pursuant to Section 1.02 of the Bylaws. Regular meetings of the Board may also be held at any place within or without the State of Delaware that has been designated by resolution of the Board or the written consent of all directors.

(c) Special Meetings . Special meetings of the Board may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Vice Chairman or any two of the directors.

(d) Telephone Meetings . Any member of the Board, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) Notice of Meetings . Notice of the time and place of all special meetings of the Board shall be oral or in writing, by telephone, facsimile, electronic mail, telegraph or telex, during normal business hours in the Eastern time zone in the United States, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

(f) Waiver of Notice . The transaction of all business at any meeting of the Board, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though passed at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

(g) Quorum and Manner of Acting . Except as otherwise expressly required by law, this Certificate of Incorporation or the Bylaws, a majority of the total number of directors then in office shall be present in person at any meeting of the Board in order to constitute a quorum for the transaction of business at such meeting, and the vote of a majority of those directors present at any such meeting at which a quorum is present shall be necessary for the passage of any resolution or act of the Board. In the absence of a quorum for any such meeting, a majority of the directors present thereat may adjourn such meeting from time to time until a quorum shall be present.

(h) Organization . At each meeting of the Board, one of the following shall act as chairman of the meeting and preside, in the following order of precedence:

(i)            the Chairman;

(ii)           the Vice Chairman; and

(iii)          any director chosen by a majority of the directors present.

The Secretary or, in the case of his absence, any person (who shall be an Assistant Secretary, if an Assistant Secretary is present) whom the chairman of the meeting shall appoint shall act as secretary of such meeting and keep the minutes thereof.

Section 7.  Committees of the Board . (a)  The Board may, by resolution passed by a majority of the entire board, designate one or more committees, each committee to consist of one or more directors. The Board may, by resolution passed by a majority of the entire board, designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of a committee and if the Board has not designated one or more alternates (or if such alternate(s) are then absent or disqualified), the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another director to act at the meeting in the place of any such absent or disqualified member or alternate. Any such committee, to the extent provided in the resolution of the Board designating such committee or in the Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that no such committee shall have such power or authority in reference to amending this Certificate of Incorporation (except that such a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board as provided in Section 151(a) of the General Corporation Law, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation under Section 251 or 252 of the General Corporation Law, recommending to the stockholders the sale, lease or exchange of all or substantially all the Corporation’s property and assets, recommending to the stockholders a dissolution of the Corporation or the revocation of a dissolution, or amending the Bylaws; provided further, however, that, unless expressly so provided in the resolution of the Board designating such committee, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to Section 253 of the General Corporation Law. Each committee of the Board shall keep regular minutes of its proceedings and report the same to the Board when so requested by the Board.

(b) In addition to any other committees that may be established by the Board, the Corporation shall have four standing committees: the special committee (the “ Special Committee ”), the audit committee (the “ Audit Committee ”), the compensation committee (the “ Compensation Committee ”) and the nominating committee (the “ Nominating Committee ”). Each such standing committee shall consist of at least three (3) directors. Except as otherwise provided in this Certificate of Incorporation or the Bylaws, each such standing committee shall have such powers and authority as shall be determined by resolutions of the Board. Notwithstanding the foregoing, all members of the Audit Committee, the Compensation Committee and the Nominating Committee shall also qualify as “independent” as defined by the Marketplace Rules of the Nasdaq Stock Market (the “ Nasdaq Rules ”) applicable to each such committee, and members of the Audit Committee may not receive compensation from the Corporation other than for service as a board or committee member.

Section 8.  Directors’ Consent in Lieu of Meeting . Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, without prior notice and without a vote, if a consent in writing or by electronic transmission, setting forth the action so taken, shall be signed by all the members of the Board or such committee and such consent or electronic transmission or transmissions is filed with the minutes of the proceedings of the Board or such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 9.  Compensation . The Board may determine the compensation of directors. In addition, as determined by the Board, directors may be reimbursed by the Corporation for their expenses, if any, in the performance of their duties as directors. No such compensation or reimbursement shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 10.  Other Constituencies . In taking any action, including action that may involve or relate to a change or potential change in the control of the Corporation, a director of the Corporation may consider, among other things, both the long-term and short-term interest of the Corporation and its stockholders and the effects that the Corporation’s actions may have in the short term or long term upon any one or more of the following matters:

(i)            the prospects for potential growth, development, productivity and profitability of the Corporation;

(ii)           the Corporation’s current employees;

(iii)          the Corporation’s employees and other beneficiaries receiving or entitled to receive retirement, welfare or similar benefits from or pursuant to any plan sponsored, or agreement entered into, by the Corporation;

(iv)          the Corporation’s customers and creditors;

(v)           the ability of the Corporation to provide, as a going concern, goods, services, employment opportunities and employment benefits and otherwise to contribute to the communities in which it does business; and

(vi)          such other additional factors as a director may consider appropriate in such circumstances.

Nothing in this Section 10 shall create any duty owed by any director of the Corporation to any person or entity to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to the foregoing matters. No such employee, former employee, beneficiary, customer, creditor or community or member thereof shall have any rights against any director of the Corporation or the Corporation under this Section 10.

ARTICLE VI

Meetings of Stockholders;
Corporation Books

Section 1.  Stockholders Meetings . Meetings of holders of capital stock of the Corporation may be held outside the State of Delaware if the Bylaws so provide. Any action required or permitted to be taken by the holders of capital stock of the Corporation must be effected at a duly called annual or special meeting of holders of capital stock of the Corporation, and no action shall be taken by such holders by written consent without a meeting. Special meetings of holders of capital stock of the Corporation may be called only by the Board. The ability of the stockholders to call a special meeting of stockholders of the Corporation is specifically denied.

Section 2.  Books of Corporation . Except as otherwise provided by law, the books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VII

Limitation of Directors’ Liability; Indemnification by Corporation; Insurance

Section 1.   Limitation of Directors’ Liability . (a)  No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except, to the extent provided by applicable law, for liability (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of each director of the Corporation shall be limited or eliminated to the full extent permitted by the Delaware General Corporation Law as so amended from time to time.

(b) Neither the amendment nor repeal of this Section 1, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Section 1, shall eliminate or reduce the effect of this Section 1 in respect of any matter occurring, or any cause of action, suit or claim that, but for this Section 1, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Section 2.  Indemnification by Corporation . (a)  The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 2(a) and (b), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under Sections 2(a) and (b) (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in Sections 2(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders of the Corporation.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation pursuant to this Article VII. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) For purposes of this Article VII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(h) For purposes of this Article VII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves service by, such director, officer, employee or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VII.

(i) The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 3.  Insurance . The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of Section 145 of the General Corporation Law.

ARTICLE VIII

Bylaws

The Board shall have the power to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE IX
Reorganization

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the General Corporation Law or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the General Corporation Law order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing [a majority] in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

ARTICLE X

Personal Liability of Directors or Officers

A director or any officer of the Corporation shall not be personally liable to the Corporation or its stockholders for the breach of any duty owed to the Corporation or its stockholders except to the extent that an exemption from personal liability is not permitted by the General Corporation Law of the State of Delaware.

ARTICLE XI

Denial of Preemptive Rights

No holder of any class of capital stock of the Corporation, whether now or hereafter authorized, shall be entitled, as such, as a matter of right, to subscribe for or purchase any part of any new or additional issues of capital stock of the Corporation of any class whatsoever, or of securities convertible into or exchangeable for capital stock of the Corporation of any class whatsoever, whether now or hereafter authorized, or whether issued for cash, property or services.

ARTICLE XII

Amendment

The Corporation reserves the right to amend, alter, change or repeal any provisions contained in this Certificate of Incorporation in the manner now or hereafter prescribed by law, and all the provisions of this Certificate of Incorporation and all rights and powers conferred in this Certificate of Incorporation on stockholders, directors and officers are subject to this reserved power.

 IN WITNESS WHEREOF, the undersigned has executed this Second Restated Certificate of Incorporation this 21 st day of March, 2012.

REMARK MEDIA, INC.

By:	/s/ Bradley T. Zimmer
Bradley T. Zimmer
Corporate Secretary

ANNEX F

SECOND AMENDED AND RESTATED BYLAWS

OF

REMARK MEDIA, INC.

ARTICLE I

OFFICES

SECTION 1.01.  Registered Office .  The registered office of Remark Media, Inc. (the “ Corporation ”) in the State of Delaware shall be at the principal office of The Corporation Trust Company. in the City of Wilmington, County of New Castle, and the registered agent in charge thereof shall be The Corporation Trust Company.

SECTION 1.02.  Other Offices .  The Corporation may also have an office or offices at any other place or places within or without the State of Delaware as the Board of the Corporation (the “ Board ”) may from time to time determine or the business of the Corporation may from time to time require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

SECTION 2.01.  Annual Meetings .  The annual meeting of stockholders of the Corporation for the election of directors of the Corporation, and for the transaction of such other business as may properly come before such meeting, shall be held at such date, time and place, within or without the State of Delaware, as shall be fixed by the Board and designated in the notice or waiver of notice of such annual meeting.

SECTION 2.02.  Special Meetings .  Special meetings of stockholders for any purpose or purposes may be called by the Board, to be held at such date, time and place, within or without the State of Delaware, as shall be designated in the notice or waiver of notice thereof.  Only business within the purposes described in the notice required by Section 2.03 of this Article II may be conducted at the special meeting.  The ability of the stockholders to call a special meeting of stockholders of the Corporation is specifically denied.

SECTION 2.03.  Notice and Business of Meetings .  (a)  General .  Except as otherwise provided by law, written notice of each meeting of stockholders shall be given either by delivering a notice personally or mailing a notice to each stockholder of record entitled to vote thereat.  If mailed, the notice shall be directed to the stockholder in a postage-prepaid envelope at his address as it appears on the stock books of the Corporation unless, prior to the time of mailing, he shall have filed with the Secretary a written request that notices intended for him be mailed to some other address, in which case it shall be mailed to the address designated in such request.  Notice of each meeting of stockholders shall be in such form as is approved by the Board and shall state the purpose or purposes for which the meeting is called, the date and time when and the place where it is to be held, and shall be delivered personally or mailed not more than sixty (60) days and not less than ten (10) days before the day of the meeting.   Except as otherwise provided by law, the business which may be transacted at any special meeting of stockholders shall consist of and be limited to the purpose or purposes so stated in such notice.  The Secretary or an Assistant Secretary or the transfer agent of the Corporation shall, after giving such notice, make an affidavit stating that notice has been given, which shall be filed with the minutes of such meeting.

(b)           Advance Notice Provisions for Business to be Transacted at Annual Meeting .  (i)  No business may be transacted at an annual meeting of stockholders, other than business that is either (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof), (B) otherwise properly brought before the annual meeting by or at the direction of the Board (or any duly authorized committee thereof) or (C) otherwise properly brought before the annual meeting by any stockholder of the Corporation who (1) is a stockholder of record on both (x) the date of the giving of the notice provided for in this Section 2.03 and (y) the record date for the determination of stockholders entitled to vote at such annual meeting and (2) complies with the notice procedures set forth in this Section 2.03(b).

(ii)           In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

(A)          To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the first anniversary of the preceding year’s annual meeting; provided , however , that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made; provided further that for purposes of the annual meeting of stockholders held following the end of the fiscal year ending on December 31, 2006, the date of the preceding year’s annual meeting shall be deemed to be February 15, 2006.

(B)           To be in proper written form, a stockholder’s notice to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and record address of such stockholder, (3) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder, (4) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (5) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.  As used in these by-laws, “ beneficially owned ” means all shares which such person is deemed to beneficially own pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “ Exchange Act ”).

(iii)          No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.03, provided , however , that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.03 shall be deemed to preclude discussion by any stockholder of any such business.  If the chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

(c)           Advance Notice Provisions for Election of Directors .  (i)  In addition to any other applicable requirements, for a nomination for election of a director to be made by a stockholder of the Corporation, such stockholder must (A) be a stockholder of record on both (1) the date of the giving of the notice provided for in this Section 2.03 and (2) the record date for the determination of stockholders entitled to vote at such annual meeting and (B) have given timely notice thereof in proper written form to the Secretary of the Corporation.  If a stockholder is entitled to vote only for a specific class or category of directors at a meeting of the stockholders, such stockholder’s right to nominate one or more persons for election as a director at the meeting shall be limited to such class or category of directors.

(ii)           To be timely in connection with the annual meeting of the stockholders, the stockholder’s notice required by Section 2.03(c)(ii) hereof shall be delivered to the Secretary at the principal executive offices of the Corporation not less than sixty (60) days nor more than ninety (90) days prior to the first anniversary of the preceding year’s annual meeting; provided , however , that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made; provided further that for purposes of the annual meeting of stockholders held following the end of the fiscal year ending on December 31, 2006, the date of the preceding year’s annual meeting shall be deemed to be February 15, 2006.  In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any stockholder entitled to vote for the election of such director(s) at such meeting and satisfying the requirements specified in Section 2.03(c)(i) may nominate a person or persons (as the case may be) for election to such position(s) as are specified in the Corporation’s notice of such meeting, but only if the stockholder notice required by Section 2.03(c)(iii) hereof shall be delivered to the Secretary at the principal executive office of the Corporation not later than the close of business on the tenth (10th) day following the first day on which the date of the special meeting and either the names of all nominees proposed by the Board to be elected at such meeting or the number of directors to be elected shall have been publicly announced.

(iii)          To be in proper written form, a stockholder’s notice to the Secretary must set forth (A) as to each person whom the stockholder proposes to nominate for election as a director (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the class or series and number of shares of capital stock of the Corporation, if any, which are owned beneficially or of record by the person and (4) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (B) as to the stockholder giving notice (1) the name and record address of such stockholder, (2) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder, (3) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (4) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to nominate the person(s) named in its notice and (5) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.  Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(iv)          No such nominee of a stockholder shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.03(c).  If the chairman of an annual meeting determines that a nomination was not made in accordance with the foregoing procedures, the chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

(v)           This Section 2.03(c) shall not apply to (A) any nomination of a director  by a stockholder under any stockholder or other agreement under which such stockholder has the contractual right to nominate such director or (B) any nomination of a director in an election in which only the holders of one or more series of Preferred Stock of the Corporation issued pursuant to the Amended and Restated Certificate of Incorporation of the Corporation, as amended from time to time (the “ Certificate of Incorporation ”) are entitled to vote (unless otherwise provided in the terms of such series of Preferred Stock).

(d)           Adjournment .  In no event shall the adjournment of an annual or special meeting of the stockholders, or any announcement thereof, commence a new period for the giving of notice under this Section 2.03.

(e)           Definition of Publicly Announced .  For purposes of this Section 2.03, a matter shall be deemed to have been “publicly announced” if such matter is disclosed in a press release reported by the Dow Jones News Service, the Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission.

SECTION 2.04.  Waiver of Notice .  Notice of any annual or special meeting of stockholders need not be given to any stockholder who files a written waiver of notice with the Secretary, signed by the person entitled to notice, whether before or after such meeting.  Neither the business to be transacted at, nor the purpose of, any meeting of stockholders need be specified in any written waiver of notice thereof.  Attendance of a stockholder at a meeting, in person or by proxy, shall constitute a waiver of notice of such meeting, except when such stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the grounds that the notice of such meeting was inadequate or improperly given.

SECTION 2.05.  Adjournments .  Whenever a meeting of stockholders, annual or special, is adjourned to another date, time or place, notice need not be given of the adjourned meeting if the date, time and place thereof are announced at the meeting at which the adjournment is taken.  If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote thereat.  At the adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

SECTION 2.06.  Quorum .  Except as otherwise provided by law or the Certificate of Incorporation, the recordholders of a majority of the shares entitled to vote thereat, present in person or by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders, whether annual or special.  In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting.  The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.  Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the votes cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the Corporation; provided , however , that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.  Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, including abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

SECTION 2.07.  Voting .  Except as otherwise provided in the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question.  The ability of the stockholders to engage in cumulative voting is specifically denied.  If the Certificate of Incorporation provides for more or less than one vote for any share on any matter, every reference in these Bylaws to a majority or other proportion of shares of stock shall refer to such majority or other proportion of the votes of such shares of stock.  Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.  Such proxy shall be filed with the Secretary before such meeting of stockholders.  A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.  A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary.  Voting at meetings of stockholders need not be by written ballot unless so directed by the chairman of the meeting or the Board.

SECTION 2.08.  Action Without Meeting .  No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, and no action shall be taken by the stockholders by written consent without a meeting.

SECTION 2.09.  Organization .  (a)  At every meeting of stockholders, the Chairman of the Board, or, if a Chairman has not been appointed or is absent, the Vice Chairman, or, if the Vice Chairman is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman.  The Secretary, or, in his or her absence, an Assistant Secretary or another person directed to do so by the Chairman of the Board, shall act as secretary of the meeting.

(b)           The Board shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient.  Subject to such rules and regulations of the Board, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot.  Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE III

BOARD

SECTION 3.01.  General Powers .  The business and affairs of the Corporation shall be managed by the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, the Certificate of Incorporation or these Bylaws directed or required to be exercised or done by stockholders.

SECTION 3.02.  Number and Term of Office .  The Board shall consist of seven (7) members.  Directors need not be stockholders.  At all times, a majority of the directors on theBoard shall be independent directors and the independent directors (including those designated by any stockholder) shall meet all requirements regarding the independence of directors as may be applicable to the Corporation pursuant to applicable law or the rules of the stock exchange on which the shares of Common Stock are listed.  Directors shall be elected at the annual meeting of the stockholders.  If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws.  Each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal.  No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

SECTION 3.03.  Resignation .  Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board.  If no such specification is made, it shall be deemed effective at the pleasure of the Board.  When one or more directors shall resign from the Board, a majority of the remaining directors then in office shall have power to fill such vacancy or vacancies, the vote thereon to take effect on the later of the date of such vote or when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

SECTION 3.04.  Removal .  Subject to the rights of the holders of any series of Preferred Stock then outstanding, (a) any director, or the entire Board, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of record of outstanding shares representing a majority of the voting power of all the shares of capital stock of the Corporation then entitled to vote generally in the election of directors, voting together as a single class, and (b) any director may be removed from office at any time, but only for cause, by the affirmative vote of a majority of the entire Board.

SECTION 3.05.  Vacancies .  Unless otherwise provided in the Certificate of Incorporation, any vacancies on the Board resulting from death, resignation, disqualification, removal or other causes, and any newly created directorships resulting from any increase in the number of directors, shall be filled only by the affirmative vote of a majority of the remaining directors, even though less than a quorum of the Board.  Any director elected to fill a vacancy in accordance with the preceding sentence shall hold office for the remainder of the full term of the director with respect to which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified, and any director so elected to fill a newly-created directorship shall hold office until the next annual meeting of the stockholders and until such director’s successor shall have been elected and qualified.  A vacancy on the Board shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

SECTION 3.06.  Meetings .  (a)  Annual Meetings .  The annual meeting of the Board shall be held immediately before or after the annual meeting of stockholders and may be at the place where such meeting is held.  No notice of an annual meeting of the Board shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b)           Regular Meetings .  Except as hereinafter otherwise provided, regular meetings of the Board shall be held in the office of the Corporation required to be maintained pursuant to Section 1.02 hereof.  Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board may also be held at any place within or without the State of Delaware which has been designated by resolution of the Board or the written consent of all directors.

(c)           Special Meetings .  Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the Vice Chairman of the Board or any two of the directors.

(d)           Telephone Meetings .  Any member of the Board, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e)           Notice of Meetings .  Notice of the time and place of all special meetings of the Board shall be oral or in writing, by telephone, facsimile, electronic mail, telegraph or telex, during normal business hours in the Eastern time zone in the United States, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting.  Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

(f)            Waiver of Notice .  The transaction of all business at any meeting of the Board, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though passed at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice.  All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

(g)           Quorum and Manner of Acting .  Except as otherwise expressly required by law, the Certificate of Incorporation or these Bylaws, a majority of the total number of directors then in office shall be present in person at any meeting of the Board in order to constitute a quorum for the transaction of business at such meeting, and the vote of a majority of those directors present at any such meeting at which a quorum is present shall be necessary for the passage of any resolution or act of the Board.  In the absence of a quorum for any such meeting, a majority of the directors present thereat may adjourn such meeting from time to time until a quorum shall be present.

(h)           Organization .  At each meeting of the Board, one of the following shall act as chairman of the meeting and preside, in the following order of precedence:

(i)            the Chairman;

(ii)           the Vice Chairman;

(iii)          any director chosen by a majority of the directors present.

The Secretary or, in the case of his absence, any person (who shall be an Assistant Secretary, if an Assistant Secretary is present) whom the chairman of the meeting shall appoint shall act as secretary of such meeting and keep the minutes thereof.

SECTION 3.07.  Committees of the Board.   (a) The Board may, by resolution passed by at a majority of the entire board, designate one or more committees, each committee to consist of one or more directors.  The Board may, by resolution passed by a majority of the entire board, designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee.  In the absence or disqualification of a member of a committee and if the Board has not designated one or more alternates (or if such alternate(s) are then absent or disqualified), the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another director to act at the meeting in the place of any such absent or disqualified member or alternate.  Any such committee, to the extent provided in the resolution of the Board designating such committee or in the Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that no such committee shall have such power or authority in reference to amending the Certificate of Incorporation (except that such a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board as provided in Section 151(a) of the General Corporation Law of the State of Delaware (“ General Corporation Law ”), fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation under Section 251 or 252 of the General Corporation Law, recommending to the stockholders the sale, lease or exchange of all or substantially all the Corporation’s property and assets, recommending to the stockholders a dissolution of the Corporation or the revocation of a dissolution, or amending the Bylaws; provided further, however, that, unless expressly so provided in the resolution of the Board designating such committee, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger pursuant to Section 253 of the General Corporation Law.  Each committee of the Board shall keep regular minutes of its proceedings and report the same to the Board when so requested by the Board.

(b)           In addition to any other committees that may be established by the Board, the Corporation shall have four standing committees: the special committee (the “ Special Committee ”), the audit committee (the “ Audit Committee ”), the compensation committee (the “ Compensation Committee ”) and the nominating committee (the “ Nominating Committee ”).  Each such standing committee shall consist of at least three (3) directors.  Except as otherwise provided in the Certificate of Incorporation or these Bylaws, each such standing committee shall have such powers and authority as shall be determined by resolution of the Board.  Notwithstanding the foregoing, all members of the Audit Committee, the Compensation Committee and the Nominating Committee shall also qualify as “independent” as defined by the Marketplace Rules of the Nasdaq Stock Market (the “ Nasdaq Rules ”) applicable to each such committee, and members of the Audit Committee may not receive compensation from the Corporation other than for service as a board or committee member.

SECTION 3.08.  Directors’ Consent in Lieu of Meeting.   Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, without prior notice and without a vote, if a consent in writing or by electronic transmission, setting forth the action so taken, shall be signed by all the members of the Board or such committee and such consent or electronic transmission or transmissions is filed with the minutes of the proceedings of the Board or such committee.  Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

SECTION 3.09.  Compensation.   Unless otherwise restricted by the Certificate of Incorporation, the Board may determine the compensation of directors.  In addition, as determined by the Board, directors may be reimbursed by the Corporation for their expenses, if any, in the performance of their duties as directors.  No such compensation or reimbursement shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 3.10.  Other Constituencies.   In taking any action, including action that may involve or relate to a change or potential change in the control of the Corporation, a director of the Corporation may consider, among other things, both the long-term and short-term interest of the Corporation and its stockholders and the effects that the Corporation’s actions may have in the short term or long term upon any one or more of the following matters:

(a)           the prospects for potential growth, development, productivity and profitability of the Corporation;

(b)           the Corporation’s current employees;

(c)           the Corporation’s employees and other beneficiaries receiving or entitled to receive retirement, welfare or similar benefits from or pursuant to any plan sponsored, or agreement entered into, by the Corporation;

(d)           the Corporation’s customers and creditors;

(e)           the ability of the Corporation to provide, as a going concern, goods, services, employment opportunities and employment benefits and otherwise to contribute to the communities in which it does business; and

(f)            such other additional factors as a director may consider appropriate in such circumstances.

Nothing in this Section 3.10 shall create any duty owed by any director of the Corporation to any person or entity to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to the foregoing matters.  No such employee, former employee, beneficiary, customer, creditor or community or member thereof shall have any rights against any director of the Corporation or the Corporation under this Section 3.10.

SECTION 3.11.  Interested Directors; Quorum.   No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, limited liability corporation, joint venture, trust, association or other organization or other entity in which one or more of its directors or officers serve as directors, officers, trustees or in a similar capacity or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because the directors’ or officers’ votes are counted for such purpose, if:  (i) the material facts as to the directors’ or officers’ relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the directors’ or officers’ relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the stockholders.  Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

SECTION 3.12.  The Chairman and Vice Chairman.   The Board may appoint a Chairman and one or more Vice Chairmen.  The Chairman shall not be an officer of the Company.  The Board will determine by resolution if any Vice Chairman is an officer of the Company.

(a)           The Chairman shall have the power to call special meetings of the Board and, if present, to preside at all meetings of stockholders and all meetings of the Board.  The Chairman shall perform all duties incident to the office of Chairman of the Board and all such other duties as may from time to time be assigned to him by the Board or these Bylaws.

(b)           The Vice Chairman shall have the power to call special meetings of the Board and, if Chairman is not present, to preside at all meetings of stockholders and all meetings of the Board.  The Vice Chairman shall perform all duties incident to the office of Vice Chairman of the Board and all such other duties as may from time to time be assigned to him by the Board or these Bylaws.

ARTICLE IV

OFFICERS

SECTION 4.01.  Officers.   The officers of the Corporation shall be the Chief Executive Officer, the Secretary and the Treasurer and may also include a Vice Chairman, President, one or more Vice Presidents, a Chief Financial Officer, one or more Assistant Secretaries and one or more Assistant Treasurers.  Any two or more offices may be held by the same person.  The Board may also choose such other officers, or leave positions vacant, as it shall determine.

SECTION 4.02.  Authority and Duties.   All officers shall have such authority and perform such duties in the management of the Corporation as may be provided in these Bylaws or, to the extent not so provided, by resolution of the Board.

SECTION 4.03.  Term of Office, Resignation and Removal.   (a)  Each officer shall be appointed by the Board and shall hold office for such term as may be determined by the Board.  Each officer shall hold office until his successor has been appointed and qualified or his earlier death or resignation or removal in the manner hereinafter provided.  The Board may require any officer to give security for the faithful performance of his duties.

(b)           Any officer may resign at any time by giving written notice to the Board, the Chairman, the Vice Chairman, the Chief Executive Officer or the Secretary.  Such resignation shall take effect at the time specified in such notice or, if the time be not specified, upon receipt thereof by the Board, the Chairman, the Vice Chairman, the Chief Executive Officer or the Secretary, as the case may be.  Unless otherwise specified therein, acceptance of such resignation shall not be necessary to make it effective.

(c)           All officers and agents appointed by the Board shall be subject to removal, with or without cause, at any time by the Board or by the action of the recordholders of a majority of the shares entitled to vote thereon.

SECTION 4.04.  Vacancies.   Any vacancy occurring in any office of the Corporation, for any reason, shall be filled by action of the Board.  Unless earlier removed pursuant to Section 4.03 hereof, any officer appointed by the Board to fill any such vacancy shall serve only until such time as the unexpired term of his predecessor expires unless reappointed by the Board.

SECTION 4.05.  The Chief Executive Officer and President.   (a) The Chief Executive Officer shall be the chief executive officer of the Corporation and shall have general and active management and control of the business and affairs of the Corporation, subject to the control of the Board, and shall see that all orders and resolutions of the Board are carried into effect.  The Chief Executive Officer shall perform all duties incident to the office of Chief Executive Officer and all such other duties as may from time to time be assigned to him by the Board or these Bylaws.

(b)           The President shall be the chief operating officer of the Corporation and shall, subject to the authority of the Chief Executive Officer and the control of the Board, have responsibility for the conduct and general supervision of the business operations of the Corporation.  The President shall perform all duties incident to the office of President and all such other duties as may from time to time be assigned to him by the Board or these Bylaws.  In the absence or disability of the Chief Executive Officer, the President shall perform the duties and exercise the powers of the Chief Executive Officer.

SECTION 4.06.  Vice Presidents.   Vice Presidents, if any, in order of their seniority or in any other order determined by the Board, shall generally assist the Chief Executive Officer and perform such other duties as the Board, the Chief Executive Officer or the President shall prescribe, and in the absence or disability of the President, shall perform the duties and exercise the powers of the President.

SECTION 4.07.  The Secretary.   The Secretary shall, to the extent practicable, attend all meetings of the Board and all meetings of stockholders and shall record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform the same duties for any committee of the Board when so requested by such committee.  He shall give or cause to be given notice of all meetings of stockholders and of the Board, shall perform such other duties as may be prescribed by the Board, the Chairman, the Vice Chairman or the Chief Executive Officer and shall act under the supervision of the Chairman.  He shall keep in safe custody the seal of the Corporation and affix the same to any instrument that requires that the seal be affixed to it and which shall have been duly authorized for signature in the name of the Corporation and, when so affixed, the seal shall be attested by his signature or by the signature of the Treasurer of the Corporation (the “ Treasurer ”) or an Assistant Secretary or Assistant Treasurer of the Corporation.  He shall keep in safe custody the certificate books and stockholder records and such other books and records of the Corporation as the Board, the Chairman, the Vice Chairman or the Chief Executive Officer may direct and shall perform all other duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board, the Chairman, the Vice Chairman or the Chief Executive Officer.

SECTION 4.08.  Assistant Secretaries.   Assistant Secretaries of the Corporation (“ Assistant Secretaries ”), if any, in order of their seniority or in any other order determined by the Board, shall generally assist the Secretary and perform such other duties as the Board or the Secretary shall prescribe, and, in the absence or disability of the Secretary, shall perform the duties and exercise the powers of the Secretary.

SECTION 4.09.  The Treasurer.   The Treasurer shall have the care and custody of all the funds of the Corporation and shall deposit such funds in such banks or other depositories as the Board, or any officer or officers, or any officer and agent jointly, duly authorized by the Board, shall, from time to time, direct or approve.  He shall disburse the funds of the Corporation under the direction of the Board and the Chief Executive Officer.  He shall keep a full and accurate account of all moneys received and paid on account of the Corporation and shall render a statement of his accounts whenever the Board, the Chairman or the Chief Executive Officer shall so request.  He shall perform all other necessary actions and duties in connection with the administration of the financial affairs of the Corporation and shall generally perform all the duties usually appertaining to the office of Treasurer of a corporation.  When required by the Board, he shall give bonds for the faithful discharge of his duties in such sums and with such sureties as the Board shall approve.

SECTION 4.10.  Assistant Treasurers.   Assistant Treasurers of the Corporation (“ Assistant Treasurers ”), if any, in order of their seniority or in any other order determined by the Board, shall generally assist the Treasurer and perform such other duties as the Board or the Treasurer shall prescribe, and, in the absence or disability of the Treasurer, shall perform the duties and exercise the powers of the Treasurer.

ARTICLE V

CHECKS, DRAFTS, NOTES, AND PROXIES

SECTION 5.01.  Checks, Drafts and Notes.   All checks, drafts and other orders for the payment of money, notes and other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall be determined, from time to time, by resolution of the Board.

SECTION 5.02.  Execution of Proxies.   The Chairman or the Chief Executive Officer, or, in the absence or disability of both of them, the President or any Vice President, may authorize, from time to time, the execution and issuance of proxies to vote shares of stock or other securities of other corporations held of record by the Corporation and the execution of consents to action taken or to be taken by any such corporation.  All such proxies and consents, unless otherwise authorized by the Board, shall be signed in the name of the Corporation by the Chairman, the Chief Executive Officer, the President or any Vice President.

ARTICLE VI

SHARES AND TRANSFERS OF SHARES

SECTION 6.01.  Certificates Evidencing Shares.   Shares shall be evidenced by certificates in such form or forms as shall be approved by the Board; provided that the Board may provide by resolution or resolutions that some or all of any class or classes or series of stock shall be uncertified shares; provided further that any such resolution shall not apply to any shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation.  Notwithstanding the adoption of such a resolution by the Board, upon request, every holder of uncertified shares shall be entitled to have a certificate signed by or in the name of the Corporation (as provided below) representing the number of shares in registered certificate form.  Certificates shall be issued in consecutive order and shall be numbered in the order of their issue, and shall be signed by the Chairman, the Vice Chairman, the Chief Executive Officer, the President or any Vice President and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer.  Any or all of the signatures on the certificate may be a facsimile.  In the event any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.  Certificates representing shares of stock of the Corporation may bear such legends regarding restrictions on transfer or other matters as any officer or officers of the Corporation may determine to be lawful or appropriate.  The Corporation shall not have the power to issue a certificate in bearer form.

SECTION 6.02.  Stock Ledger.   A stock ledger in one or more counterparts shall be kept by the Secretary, in which shall be recorded the name and address of each person, firm or corporation owning the shares evidenced by each certificate evidencing shares issued by the Corporation, the number of shares evidenced by each such certificate, the date of issuance thereof and, in the case of cancellation, the date of cancellation.  Except as otherwise expressly required by law, the person in whose name shares stand on the stock ledger of the Corporation shall be deemed the owner and recordholder thereof for all purposes.

SECTION 6.03.  Transfers of Shares .  Registration of transfers of shares shall be made only in the stock ledger of the Corporation upon request of the registered holder of such shares, or of his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary, and upon the surrender of the certificate or certificates evidencing such shares properly endorsed or accompanied by a stock power duly executed, together with such proof of the authenticity of signatures as the Corporation may reasonably require.

SECTION 6.04.  Addresses of Stockholders.   Each stockholder shall designate to the Secretary an address at which notices of meetings and all other corporate notices may be served or mailed to such stockholder, and, if any stockholder shall fail to so designate such an address, corporate notices may be served upon such stockholder by mail directed to the mailing address, if any, as the same appears in the stock ledger of the Corporation or at the last known mailing address of such stockholder.

SECTION 6.05.  Lost, Destroyed and Mutilated Certificates.   Each recordholder of shares shall promptly notify the Corporation of any loss, destruction or mutilation of any certificate or certificates evidencing any share or shares of which he is the recordholder.  The Board may, in its discretion, cause the Corporation to issue a new certificate in place of any certificate theretofore issued by it and alleged to have been mutilated, lost, stolen or destroyed, upon the surrender of the mutilated certificate or, in the case of loss, theft or destruction of the certificate, upon satisfactory proof of such loss, theft or destruction, and the Board may, in its discretion, require the recordholder of the shares evidenced by the lost, stolen or destroyed certificate or his legal representative to give the Corporation a bond sufficient to indemnify the Corporation against any claim made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

SECTION 6.06.  Regulations.   The Board may make such other rules and regulations as it may deem expedient, not inconsistent with these Bylaws, concerning the issue, transfer and registration of certificates evidencing shares.

SECTION 6.07.  Fixing Date for Determination of Stockholders of Record.   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other such action.  A determination of the stockholders entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of such meeting; provided , however , that the Board may fix a new record date for the adjourned meeting.

ARTICLE VII

SEAL

SECTION 7.01.  Seal.   The Board may approve and adopt a corporate seal, which shall be in the form of a circle and shall bear the full name of the Corporation, the year of its incorporation and the words “Corporate Seal” and “Delaware”.

ARTICLE VIII

FISCAL YEAR

SECTION 8.01.  Fiscal Year.   The fiscal year of the Corporation shall end on the thirty-first day of December of each year unless changed by resolution of the Board.

ARTICLE IX

INDEMNIFICATION AND INSURANCE

SECTION 9.01.  Indemnification.   (a)  The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)           The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)           To the extent that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 9.01(a) and (b) of these Bylaws, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)           Any indemnification under Sections 9.01(a) and (b) of these Bylaws (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in Sections 9.01(a) and (b) of these Bylaws.  Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders of the Corporation.

(e)           Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation pursuant to this Article IX.  Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

(f)            The indemnification and advancement of expenses provided by, or granted pursuant to, the other Sections of this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g)           For purposes of this Article IX, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(h)           For purposes of this Article IX, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves service by, such director, officer, employee or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article IX.

(i)            The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 9.02.  Insurance for Indemnification.   The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of Section 145 of the General Corporation Law.

ARTICLE X

AMENDMENTS

SECTION 10.01.  Amendments.   These Bylaws may be altered, amended or repealed at any annual meeting of stockholders, or at any special meeting of holders of shares of stock entitled to vote thereon by a vote of the holders of a majority of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote thereon, or by the Board at any valid meeting by the affirmative vote of a majority of the entire board, provided that in the case of a special meeting of stockholders, notice of such proposed alteration, amendment or repeal be included in the notice of meeting.

BANKS.COM, INC.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE TODAY.

Please mark your votes as indicated in this example	☒

The Board of Directors recommends you vote “FOR” proposal 1:

1.	To approve the Plan and Agreement of Merger dated as of February 26, 2012, among Remark Media, Inc., Remark Florida, Inc. and Banks.com, Inc.

FOR	AGAINST	ABSTAIN
☐	☐	☐

2.	In his discretion, the Proxy is authorized to vote upon such other business as may come before the meeting or any postponements or adjournments thereof.

The undersigned hereby acknowledges receipt of the Proxy Statement/Prospectus dated ________, 2012, and  Notice of Special Meeting of Shareholders to be held ____________, 2012.

Will Attend Meeting ☐	Mark Here for Address Change or Comments ☐

NOTE: Please sign as names appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Dated:                                                                                                       , 2012

Signature	Signature (if held jointly)

BANKS.COM, INC.

PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD _______, 2012

The undersigned hereby appoints Daniel M. O’Donnell, as Proxy, with the power to appoint his substitute, and hereby authorizes him to represent and to vote as designated below all of the shares of Common Stock held of record by the undersigned on April 20, 2012, at the Special  Meeting of Shareholders of Banks.com, Inc. to be held on ______, 2012 at _____ a.m. Pacific Standard Time at the offices of Foley & Lardner LLP, located at 555 California Street, Suite 1700, San Francisco, California 94104, or any postponements or adjournments thereof.

THIS PROXY, DULY EXECUTED, WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1.  IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE DISCRETION OF THE PERSON DESIGNATED AS PROXY.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED ENVELOPE.  NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

YOU MAY ALSO GRANT YOUR PROXY VIA THE INTERNET BY FOLLOWING THE BELOW INSTRUCTIONS ON THIS PROXY CARD.

TO VOTE BY INTERNET:

It is fast, convenient, and your vote is immediately confirmed and posted.

Your Proxy Code is:
Your Authorization Code is:

Instructions for voting electronically:
1.         Go to www.transferonline.com/proxy
2.         Enter your Proxy Code and Authorization Code
3.         Press Continue
4.         Make your selections
5.         Press Vote Now

Important notice regarding the Internet availability of proxy materials for the Special Meeting of Shareholders. The Proxy Statement/Prospectus is available at the following web address: https://www.banks.com

Transfer Online, Inc.  is the transfer agent for Banks.com, Inc. Visit us on the web at www.transferonline.com to view stock transfer instructions and our Q&A section. For assistance with your stockholder account call us 503-227-2950 between 8:00 a.m. – 4:30 p.m. Monday – Friday Pacific Time.

512 SE Salmon Street
Portland, OR 97214

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware (“DGCL”) provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

Section 102(b) of the DGCL permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director’s liability to the corporation and its shareholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) of the DGCL provides that no such limitation of liability may affect a director’s liability with respect to any of the following: (i) breaches of the director’s duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the DGCL; or (iv) any transaction from which the director derived an improper personal benefit. Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its shareholders to obtain injunctive relief, specific performance or other equitable relief against directors.

Article VII of the registrant’s Certificate of Incorporation and the registrant’s By-laws provide for indemnification to the fullest extent permitted or authorized by the DGCL or judicial or administrative decisions of each person who was or is a party or threatened to be made a party, or was, or is a witness, to any threatened pending or completed action, suit, or proceeding against any liability or cost or expense asserted against him or incurred by him by reason of the fact that he is or was shall a director, officer or employee of the registrant or is or was an agent of the registrant to whom the registrant has agreed to grant such indemnity or is serving or was serving, at the registrant’s request, as an officer , director or employee of another entity or is serving as an agent of another entity to whom the registrant has agreed to grant indemnity. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise.

Article VII of the registrant’s Certificate of Incorporation provides that no director of the registrant shall be personally liable to the registrant or its stockholders for any monetary damages for breaches of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

The registrant has entered into indemnification agreements with each of its directors and officers. Generally, these agreements attempt to provide the maximum protection permitted by Delaware law with respect of indemnification. The indemnification agreements provided that the registrant will pay certain amounts incurred in connection with any action, suit, investigation or proceeding arising out of or relating to the performance of services by the director or officer, or by acting as a director, officer or employee. The registrant’s Certificate of Incorporation and by-laws provide similar indemnification for directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21.	Exhibits and Financial Statement Schedules

Exhibits.

The exhibit index immediately following the signature page to this proxy statement/prospectus is incorporated herein by reference as the list of exhibits required as part of this registration statement.

Item 22.	Undertakings

(A)           The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial, bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(D)           The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference in the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(E)           The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Pre-effective Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on June 7, 2012.

REMARK MEDIA, INC.

By:	/s/ Bradley T. Zimmer
Bradley T. Zimmer
Chief Operating Officer & General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 3 to Registration Statement has been signed by the following person in the capacities and on the dates indicated.
Signature	Title	Date

/s/ * Scott V. Booth	Chairman of the Board and Director	June 7, 2012

/s/ * Carrie B. Ferman	Chief Executive Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	June 7, 2012

/s/ * Theodore P. Botts	Director	June 7, 2012

/s/ * Gregory M. Swayne	Director	June 7, 2012

/s/ * Kai-Shing Tao	Director	June 7, 2012

*By:	/s/ Bradley T. Zimmer Bradley T. Zimmer Attorney-in-Fact

EXHIBIT INDEX

Exhibit		Registrant’s		Exhibit	Filed
Number	Description of Document	Form	Dated	Number	Herewith

2.1
Agreement and Plan of Merger, dated as of April 20, 2006, among HowStuffWorks, Inc., HSW International, Inc. (now known as Remark Media, Inc.), HSW International  Merger Corporation and INTAC International, Inc.
		S-4/A	07/10/07	Annex A

2.2
First Amendment to Agreement and Plan of Merger, dated January 29, 2007, among HowStuffWorks, Inc. (now known as Remark Media, Inc.), HSW International, Inc., HSW International Merger Corporation and INTAC International, Inc.
		S-4/A	07/10/07	Annex B

2.3	Second Amendment to Agreement and Plan of Merger, dated August 23, 2007, among HowStuffWorks, Inc. (now known as Remark Media, Inc.), HSW International, Inc., HSW International Merger Corporation and INTAC International, Inc.	S-1/A	01/14/08	2.3

2.4	Share Purchase Agreement among INTAC International, Inc., China Trend Holdings Ltd. and Wei Zhou, dated February 15, 2008	8-K	2/20/08	2.4

2.5†	Agreement and Plan of Merger dated as of November 26, 2008, by and among HSW International, Inc. (now known as Remark Media, Inc.), DS Newco, Inc., DailyStrength, Inc. and Douglas J. Hirsch	8-K	12/03/08	10.25

2.6 (1)	Asset Purchase Agreement by and among HSW International, Inc. (now known as Remark Media, Inc.), DailyStrength, Inc., DS Acquisition, Inc. and Sharecare, Inc., dated as of October 30, 2009	10-Q	11/16/09	10.28

2.7 (1)	Agreement and Plan of Merger among Remark Media, Inc. Remark Florida, Inc. and Banks.com, Inc. dated February 26, 2012	8-K	2/28/12	2.1

2.8	Amendment No. 1 to Agreement and Plan of Merger among Remark Media, Inc., Remark Florida, Inc. and Banks.com, Inc. dated June 5, 2012	8-K	6/6/2012	2.1

3.1	Second Restated Certificate of Incorporation of Remark Media, Inc.	10-K	3/23/12	3.1

3.2	Second Amended and Restated Bylaws of HSW International, Inc. (now known as Remark Media, Inc.)	8-K	12/18/07	3.2

4.1	Specimen certificate of common stock of Remark Media, Inc.	10-K	3/23/12	4.1

4.2	HSW International 2006 Equity Incentive Plan	S-8	11/05/07	4.2

4.3	HSW International, Inc. 2010 Equity Plan	8-K	6/21/10	10.34

4.4	Registration Rights Agreement among HSW International, Inc. (now known as Remark Media, Inc.) , HowStuffWorks, Inc. and Wei Zhou dated as of October 2, 2007	8-K	10/09/07	10.6

4.5	Registration Rights Agreement among HSW International, Inc. (now known as Remark Media, Inc.) and American investors dated as of October 2, 2007	8-K	10/09/07	10.5

4.6**	Affiliate Registration Rights Agreement dated as of October 2, 2007	8-K	10/09/07	10.7

4.7	Common Stock Purchase Warrant dated March 4, 2011 issued to Theorem Capital LLC	8-K	3/10/11	4.6

4.8	Form of Warrant to Purchase Common Stock dated February 27, 2012 issued to investors	8-K	2/28/12	4.1

4.9	Warrant to Purchase Common Stock dated February 27, 2012 issued to Janney Montgomery Scott LLC	8-K	2/28/12	4.2

4.10	Registration Agreement dated February 27, 2012, among Remark Media, Inc. and the investors named therein	8-K	02/28/12	10.2

5.1	Opinion of Greenberg Traurig, LLP	S-4	4/4/12	5.1

8.1	Opinion of Greenberg Traurig, P.A. regarding tax matters	S-4	4/4/12	8.1

10.1	Amended and Restated Stockholders Agreement, dated as of January 29, 2007, among HowStuffWorks, Inc., HSW International, Inc. (now known as Remark Media, Inc.) and Wei Zhou	S-4/A	07/10/07	Annex H

10.2	First Amendment to Amended and Restated Stockholders Agreement, dated as of December 17, 2007, among HowStuffWorks, Inc., HSW International and (now known as Remark Media, Inc.) Wei Zhou	S-1/A	01/14/08	10.2

4.1	Specimen certificate of common stock of Remark Media, Inc.	10-K	3/23/12	4.1

4.2	HSW International 2006 Equity Incentive Plan	S-8	11/05/07	4.2

4.3	HSW International, Inc. 2010 Equity Plan	8-K	6/21/10	10.34

4.4	Registration Rights Agreement among HSW International, Inc. (now known as Remark Media, Inc.) , HowStuffWorks, Inc. and Wei Zhou dated as of October 2, 2007	8-K	10/09/07	10.6

4.5	Registration Rights Agreement among HSW International, Inc. (now known as Remark Media, Inc.) and American investors dated as of October 2, 2007	8-K	10/09/07	10.5

4.6**	Affiliate Registration Rights Agreement dated as of October 2, 2007	8-K	10/09/07	10.7

4.7	Common Stock Purchase Warrant dated March 4, 2011 issued to Theorem Capital LLC	8-K	3/10/11	4.6

4.8	Form of Warrant to Purchase Common Stock dated February 27, 2012 issued to investors	8-K	2/28/12	4.1

4.9	Warrant to Purchase Common Stock dated February 27, 2012 issued to Janney Montgomery Scott LLC	8-K	2/28/12	4.2

4.10	Registration Agreement dated February 27, 2012, among Remark Media, Inc. and the investors named therein	8-K	02/28/12	10.2

5.1	Opinion of Greenberg Traurig, LLP	S-4	4/4/12	5.1

8.1	Opinion of Greenberg Traurig, P.A. regarding tax matters	S-4	4/4/12	8.1

10.1	Amended and Restated Stockholders Agreement, dated as of January 29, 2007, among HowStuffWorks, Inc., HSW International, Inc. (now known as Remark Media, Inc.) and Wei Zhou	S-4/A	07/10/07	Annex H

10.2	First Amendment to Amended and Restated Stockholders Agreement, dated as of December 17, 2007, among HowStuffWorks, Inc., HSW International and (now known as Remark Media, Inc.) Wei Zhou	S-1/A	01/14/08	10.2

10.3	Contribution Agreement (PRC Territories) between HowStuffWorks, Inc. and HSW International, Inc. (now known as Remark Media, Inc.), dated as of October 2, 2007	8-K	10/09/07	10.2

10.4	Contribution Agreement (Brazil) between HowStuffWorks, Inc. and HSW International, Inc. (now known as Remark Media, Inc.) dated as of October 2, 2007	8-K	10/09/07	10.1

10.5	Update Agreement between HowStuffWorks, Inc. and HSW International, Inc. (now known as Remark Media, Inc.) dated as of October 2, 2007	8-K	10/09/07	10.4

10.6	Stock Purchase Agreement dated as of January 29, 2007 between HSW International, Inc. (now known as Remark Media, Inc.) and Ashford Capital	S-4/A	07/10/07	Annex I-c

10.7	First Amendment to Stock Purchase Agreement dated as of August 23, 2007 between HSW International, Inc. (now known as Remark Media, Inc.) and Ashford Capital	S-1/A	01/14/08	10.11

10.8	Stock Purchase Agreement dated April 20, 2006 between HSW International (now known as Remark Media, Inc.) and Harvest 2004, LLC	S-4/A	07/10/07	Annex K

10.9	First Amendment to Stock Purchase Agreement dated as of August 23, 2007 between HSW International (now known as Remark Media, Inc.) and Harvest 2004, LLC	S-4/A	07/10/07	Annex L

10.10	Stock Purchase Agreement dated as of January 29, 2007 between HSW International, Inc. (now known as Remark Media, Inc.) and the Purchasers named therein	S-4/A	07/10/07	Annex I-c

10.11	First Amendment to Stock Purchase Agreement dated as of August 23, 2007 between HSW International, Inc. (now known as Remark Media, Inc.) and the purchasers named therein	S-1/A	01/14/08	10.11

10.12	Stock Purchase Agreement dated April 20, 2006 between HSW International, Inc. (now known as Remark Media, Inc.) and DWS Finanz-Service GmbH	S-4/A	07/10/07	Annex K

10.13	First Amendment to Stock Purchase Agreement dated January 29, 2007 between HSW International, Inc. (now known as Remark Media, Inc.) and DWS Finanz-Service GmbH	S-4/A	07/10/07	Annex L

10.14**	Amended and Restated Consulting Agreement dated August 23, 2006 between HSW International, Inc. (now known as Remark Media, Inc.) and Jeffrey T. Arnold	S-4	03/14/07	10.11

10.14.1**	Amendment No. 1 to the Amended and Restated Consulting Agreement dated August 23, 2006 between HSW International, Inc. (now known as Remark Media, Inc.) and Jeffrey T. Arnold	8-K	9/23/08	10.14
10.15	Amended and Restated Letter Agreement between HowStuffWorks, Inc. and HSW International, Inc. (now known as Remark Media, Inc.) related to certain rights in India and Russia dated as of December 17, 2007	S-1/A	01/14/08	10.15

10.16	Amended and Restated Letter Agreement between HowStuffWorks, Inc. and HSW International, Inc. (now known as Remark Media, Inc.) related to certain trademark rights dated as of December 17, 2007	S-1/A	01/14/08	10.16

10.17**	Employment Agreement dated October 16, 2001 between INTAC International, Inc. and Wei Zhou (filed by INTAC International, Inc., Commission File No 000-32621)	8-K	10/30/01	10.5

10.18
Share Purchase Agreement, dated January 29, 2007, among INTAC International, Inc., INTAC International Holdings Limited, INTAC (Tianjin) International Trading Company, Cyber Proof Investments Ltd. and Wei Zhou
		S-4/A	07/10/07	Annex R

10.19	First Amendment to Share Purchase Agreement dated as of August 23, 2007 among INTAC International, Inc., INTAC International Holdings Limited, INTAC (Tianjin) International Trading Company, Cyber Proof Investments Ltd. and Wei Zhou	S-1/A	01/14/08	10.19

10.20	Termination Agreement by and between HSW International, Inc. (now known as Remark Media, Inc.) and HowStuffWorks, Inc., dated as of December 17, 2007	S-1/A	01/14/08	10.20

10.21	Stock Purchase Agreement between HSW International, Inc. (now known as Remark Media, Inc.) and the investors named therein, dated February 15, 2008	8-K	2/20/08	10.21

10.22**	Separation Agreement with J. David Darnell dated May 13, 2008	10-Q	5/15/08	10.22

10.23†**	2008 Executive Compensation Plan	8-K/A	1/16/09	10.23

10.24†	Content License Agreement dated September 17, 2008 between HSW International, Inc. (now known as Remark Media, Inc.) and World Book, Inc. and Amendment	10-Q	11/14/08	10.24

10.25	Form of Director and Officer Indemnification Agreement	8-K	1/16/09	10.1

10.26**	Letter Agreement by and between HSW International, Inc. (now known as Remark Media, Inc.) and Gregory Swayne dated September 28, 2009	10-Q	11/16/09	10.26

10.27**	Confidential Separation and Release Agreement dated as of September 28, 2009, by and between HSW International, Inc. (now known as Remark Media, Inc.) and Henry Adorno	10-Q	11/16/09	10.27

10.29	Subscription Agreement by and between HSW International, Inc. (now known as Remark Media, Inc.) and Sharecare, Inc., dated as of October 30, 2009	10-Q	11/16/09	10.29

10.30	Secured Promissory Note issued by HSW International, Inc. (now known as Remark Media, Inc.) to Sharecare, Inc., dated as of October 30, 2009	10-Q	11/16/09	10.30

10.31†	Letter Agreement for Services Agreement by and between HSW International, Inc. (now known as Remark Media, Inc.) and Sharecare, Inc., dated as of October 30, 2009	10-Q/A	1/22/10	10.31

10.31.1	First Amendment to the Letter Agreement for Services by and between Sharecare, Inc. and HSW International, Inc. (now known as Remark Media, Inc.) dated December 30, 2009	8-K	1/7/10	10.31.1

10.31.2	Second Amendment to the Letter Agreement for Services by and between Sharecare Inc (now known as Remark Media, Inc.) and HSW International, Inc. dated June 30, 2010	10-Q	8/12/2010	10.35

10.32	License Agreement dated as of October 30, 2009, by and among HSW International, Inc. (now known as Remark Media, Inc.), Sharecare Inc. ZoCo 1, LLC, Discovery SC Investment, Inc., Oz Works, L.L.C., and Arnold Media Group, LLC	10-Q/A	1/22/10	10.31

10.33	Sublease Agreement by and between HSW International, Inc. (now known as Remark Media, Inc.) and Sharecare, Inc. dated as of March 30, 2010	8-K	4/5/10	10.33

10.34**	Letter Agreement by and between HSW International, Inc. (now known as Remark Media, Inc.) and Eric Orme	10-Q	5/14/10	10.34

10.37	Senior Revolving Credit Agreement dated March 4, 2011 between HSW International, Inc. (now known as Remark Media, Inc.) and Theorem Capital LLC	8-K	3/10/11	10.37

10.38	Revolving Promissory Note dated march 4, 2011 issued to Theorem Capital LLC	8-K	3/10/11	10.38

10.39†	Option to Purchase Shares of Common Stock between HSW International Inc. (now known as Remark Media, Inc.) and Sharecare Inc. dated November 17, 2010	10-K	3/29/11	10.39

10.40	Services Agreement effective as of April 19, 2010, between HSW International, Inc. (now known as Remark Media, Inc.) and Discovery Communications, LLC.	10-K	3/29/11	10.40

10.41**	Letter Agreement between HSW International, Inc. (now known as Remark Media, Inc.) and Carrie Ferman	10-K	3/23/12	10.41

10.42**	Separation and Release Agreement and Independent Contractor Agreement dated February 14, 2012 between Remark Media, Inc. and Gregory M. Swayne	10-K	3/23/12	10.42

10.43**	Separation and Release Agreement and Independent Contractor Agreement dated February 14, 2012 between Remark Media, Inc. and Shawn G. Meredith	10-K	3/23/12	10.43

10.44(1)	Purchase Agreement dated February 27, 2012, among Remark Media, Inc. and the investors named therein	8-K	02/28/12	10.1

14.1	HSW International, Inc. Amended and Restated Code of Business Conduct and Ethics	8-K	4/18/08	14.1

21.1	Subsidiaries	10-K	3/23/12	21.1

23.1	Consent of PricewaterhouseCoopers LLP				X

23.2	Consent of Cherry, Bekaert & Holland				X

23.3	Consent of Burr Pilger Mayer, Inc.				X

23.4	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1 hereto)	S-4	4/4/12	23.4

23.5	Consent of Greenberg Traurig, P.A. regarding tax matters (included in Exhibit 8.1 hereto)	S-4	4/4/12	23.5

24.1	Power of Attorney (included on signature page)	S-4	4/4/12	24.1

99.1	Form of Proxy Card for Banks.com, Inc. Special Meeting of Shareholders	S-4/A	5/29/12	99.1

99.2	Opinion of American ValueMetrics, financial advisor to Banks.com, Inc. (included as Annex C to the proxy statement/prospectus)	S-4	4/4/12	99.2